   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1995
                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         INSITUFORM TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          1623                         13-3032158
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      OF INCORPORATION OR         CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
          ORGANIZATION)

                         1770 KIRBY PARKWAY, SUITE 300
                            MEMPHIS, TENNESSEE 38138
                                 (901) 759-7473
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JEAN-PAUL RICHARD
                         1770 KIRBY PARKWAY, SUITE 300
                            MEMPHIS, TENNESSEE 38138
                                 (901) 759-7473
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

              HOWARD KAILES, ESQ.                             THOMAS A. LITZ, ESQ.
          KRUGMAN, CHAPNICK & GRIMSHAW                        THOMPSON & MITCHELL
             PARK 80 WEST-PLAZA TWO                          ONE MERCANTILE CENTER
         SADDLE BROOK, NEW JERSEY 07663                    ST. LOUIS, MISSOURI 63101
                 (201) 845-3434                                  (314) 231-7676

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective and all other conditions to the consummation of the Merger pursuant to the Merger Agreement described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                       AGGREGATE        AGGREGATE        AMOUNT OF
     TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING         OFFERING       REGISTRATION
   SECURITIES TO BE REGISTERED      REGISTERED(1)  PRICE PER UNIT(2)     PRICE(2)         FEE(3)
------------------------------------------------------------------------------------------------------
Class A Common Stock,
  $.01 par value................. 12,914,238 shares     $14.9375     $192,906,430.10    $32,591.32
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of the Registrant's Class A Common Stock issuable in the Merger to holders of Class A Common Stock of Insituform Mid-America, Inc. ("IMA") (including shares issuable upon conversion of outstanding shares of Class B Common Stock of IMA and shares issuable upon the exercise of outstanding stock options of IMA and options permitted to be granted by IMA prior to consummation of the Merger).
(2) Estimated solely for the purpose of calculating the registration fee, as required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and calculated pursuant to Rule 457(f) of the Securities Act in accordance with Rule 457(c) of the Securities Act based on the average of the high and low prices reported on The Nasdaq Stock Market on September 14, 1995.
(3) Calculated based on a registration fee in the amount of $66,519.46, less $33,928.14 previously paid by the Registrant in connection with the filing of its preliminary proxy materials.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         INSITUFORM TECHNOLOGIES, INC.

     Cross Reference Sheet pursuant to Rule 404(a) of the Securities Act of 1933, as amended and Item 501(b) of Regulation S-K, showing the location or heading in the Joint Proxy Statement/Prospectus of the information required by
Part I of Form S-4.

                                                                      LOCATION OR
                                                                HEADING IN JOINT PROXY
     NUMBER         S-4 ITEM NUMBER AND CAPTION                  STATEMENT/PROSPECTUS
     ------         ---------------------------                 ----------------------
        A.    INFORMATION ABOUT THE TRANSACTION

        1.    Forepart of the Registration Statement
              and Outside Front Cover Page of
              Prospectus..............................  Outside Front Cover Page
        2.    Inside Front and Outside Back Cover
              Pages of Prospectus.....................  Available Information; Table of
                                                        Contents
        3.    Risk Factors, Ratio of Earnings to Fixed
              Charges, and Other Information..........  Joint Proxy Statement/Prospectus
                                                        Summary; Risk Factors
        4.    Terms of the Transaction................  The Merger; The Merger -- Background;
                                                        -- Recommendations of the Boards of
                                                        Directors; Reasons for Approving the
                                                        Merger Agreement; -- Opinion of ITI
                                                        Financial Advisor; -- Opinion of IMA
                                                        Financial Advisor; -- Basic Terms of
                                                        Merger Agreement; -- Certain Federal
                                                        Income Tax Consequences of Merger;
                                                        -- Accounting Treatment; Description of
                                                        Capital Stock of ITI; Comparative
                                                        Rights of Stockholders of ITI and IMA
        5.    Pro Forma Financial Information.........  Unaudited Pro Forma Combined Condensed
                                                        Financial Information
        6.    Material Contacts with the Company Being
              Acquired................................  The Merger -- Background; -- Interests
                                                        of Certain Persons in the Merger and
                                                        Related Transactions
        7.    Additional Information Required for
              Reoffering by Persons and Parties Deemed
              to Be Underwriters......................  Inapplicable
          8.    Interests of Named Experts and
              Counsel.................................  Legal Matters
          9.    Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities.............................  Inapplicable

        B.    INFORMATION ABOUT THE REGISTRANT

       10.    Information with Respect to S-3
              Registrants.............................  Inapplicable
       11.    Incorporation of Certain Information by
              Reference...............................  Inapplicable
       12.    Information with Respect to S-2 or S-3
              Registrants.............................  Inapplicable
       13.    Incorporation of Certain Information by
              Reference...............................  Inapplicable

                                                                      LOCATION OR
                                                                HEADING IN JOINT PROXY
     NUMBER         S-4 ITEM NUMBER AND CAPTION                  STATEMENT/PROSPECTUS
     ------   ----------------------------------------  ---------------------------------------
       14.    Information with Respect to Registrants
              Other than S-3 or S-2 Registrants.......  Business of ITI; Market Prices of and
                                                        Dividends on ITI Common Stock and IMA
                                                        Class A Common Stock; Selected
                                                        Financial Data of ITI;
                                                        ITI -- Management's Discussion and
                                                        Analysis of Financial Condition and
                                                        Results of Operations; Security
                                                        Ownership of Principal Stockholders and
                                                        Management of ITI; Financial Statements
                                                        of ITI; Financial Statements of Gelco
                                                        and affiliates
        C.    INFORMATION ABOUT THE COMPANY BEING ACQUIRED
       15.    Information with Respect to S-3
              Companies...............................  Inapplicable
       16.    Information with Respect to S-2 or S-3
              Companies...............................  Inapplicable
       17.    Information with Respect to Companies
              Other than S-2 or S-3 Companies.........  Business of IMA; Market Prices of and
                                                        Dividends on ITI Common Stock and IMA
                                                        Class A Common Stock; Selected
                                                        Financial Data of IMA;
                                                        IMA -- Management's Discussion and
                                                        Analysis of Financial Condition and
                                                        Results of Operations; Management of
                                                        IMA; Security Ownership of Principal
                                                        Stockholders and Management of IMA;
                                                        Financial Statements of IMA; Financial
                                                        Statements of Enviroq
        D.    VOTING AND MANAGEMENT INFORMATION
       18.    Information if Proxies, Consents or
              Authorizations are to be Solicited......  Information Concerning the Meetings;
                                                        Outside Front Cover Page; The Merger --
                                                        Interests of Certain Persons in the
                                                        Merger and Related Transactions;
                                                        -- Management of ITI Following
                                                        Consummation of the Merger; Election of
                                                        ITI Directors; Security Ownership of
                                                        Principal Stockholders and Management
                                                        of ITI; Management of IMA; Security
                                                        Ownership of Principal Stockholders and
                                                        Management of IMA
       19.    Information if Proxies, Consents or
              Authorizations are not to be Solicited
              or in an Exchange Offer.................  Inapplicable

                         INSITUFORM TECHNOLOGIES, INC.

                                                              September 15, 1995

Dear ITI Stockholder:

     You are cordially invited to attend the Annual Meeting of Stockholders (the "ITI Meeting") of Insituform Technologies, Inc. ("ITI") to be held on October 12, 1995 at 10:00 a.m., local time, at The Hilton-Memphis East, 5069 Sanderlin Avenue, Memphis, Tennessee. At this important meeting you will be asked to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement"), providing for the merger (the "Merger") of ITI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of ITI ("ITI Sub"), with and into Insituform Mid-America, Inc., a Delaware corporation ("IMA"), as a result of which IMA would become a wholly-owned subsidiary of ITI. Pursuant to the Merger Agreement, holders of Class A Common Stock, $.01 par value ("IMA Class A Common Stock"), of IMA will be entitled to receive 1.15 shares of Class A Common Stock, $.01 par value ("ITI Common Stock"), of ITI for each share of IMA Class A Common Stock held. In connection with the Merger, the holders of Class B Common Stock, $.01 par value (the "IMA Class B Common Stock"), of IMA have agreed to convert their shares into IMA Class A Common Stock on a share-for-share basis immediately prior to the consummation of the Merger.

     In addition, as contemplated by the Merger Agreement, at the ITI Meeting you will be asked (i) to approve a proposed amendment of the Certificate of Incorporation of ITI, effective as of the effective time of the Merger (the "Effective Time"), to increase the number of authorized shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares (the "Capitalization Amendment"), and (ii) to approve a proposed amendment to the Certificate of Incorporation of ITI, effective as of the Effective Time, to provide for the filling of vacancies in the Board of Directors of ITI in accordance with Section
7.3 of the Merger Agreement (the "Board Vacancy Amendment"). The Capitalization Amendment will provide for a sufficient number of shares of ITI Common Stock to permit ITI to issue the shares that will be issued to holders of IMA Class A Common Stock in the Merger, the additional shares necessary to effectuate the exercise following the consummation of the Merger of options and warrants with respect to ITI Common Stock and otherwise to address future corporate purposes.

     Upon amendment of the Certificate of Incorporation of ITI as contemplated by the proposed Board Vacancy Amendment, and as a condition to effectuation of the Merger, ITI's Board of Directors will be expanded to consist of thirteen members, ten of whom, Paul A. Biddelman, Brian Chandler, Douglas K. Chick, William Gorham, James D. Krugman, Jean-Paul Richard, Steven Roth, Silas Spengler, Sheldon Weinig and Russell B. Wight, Jr., are current ITI directors, and three of whom, Jerome Kalishman, Robert W. Affholder and Alvin J. Siteman, were designated by IMA and are current directors of IMA. Messrs. Affholder and Kalishman, together with his associates, are the largest stockholders of IMA.

     It is expected that the Merger will combine complementary strengths of the companies and create a larger enterprise which should have better economies of scale, greater operations flexibility, and the enhanced ability to fund strategic initiatives such as technology development, industrial marketing and overseas territorial expansion.

     At the ITI Meeting, you will be asked to approve, in separate proposals, the Merger Agreement and the transactions contemplated thereby, the proposed Capitalization Amendment and the proposed Board Vacancy Amendment. Also, you will be asked to elect four Class III Directors of ITI for the ensuing three-year term, and to authorize the Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary. The consummation of the Merger is subject to approval of the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, neither of which will become effective until consummation of the Merger.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, THE PROPOSED CAPITALIZATION AMENDMENT AND THE PROPOSED BOARD VACANCY AMENDMENT ARE IN THE BEST INTERESTS

OF ITI AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY
APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, THE PROPOSED CAPITALIZATION AMENDMENT AND THE PROPOSED BOARD VACANCY AMENDMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF EACH SUCH PROPOSAL, FOR THE ELECTION OF THE FOUR CLASS III DIRECTORS OF ITI NAMED IN THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS AND FOR AUTHORIZATION OF THE BOARD OF DIRECTORS TO ADJOURN THE ITI MEETING TO PERMIT THE FURTHER SOLICITATION OF PROXIES, IF NECESSARY.

     Merrill Lynch & Co., ITI's financial advisor, has rendered an opinion to the Board of Directors of ITI to the effect that, at the date of the attached Joint Proxy Statement/Prospectus, based upon the assumptions made, the matters considered and the limitations on the review undertaken, the consideration to be paid by ITI pursuant to the Merger is fair to ITI from a financial point of view.

     The determination of whether to vote in favor of the Merger involves the consideration by you of certain risk factors, among them: IMA's non-Insituform(R) operations; competition and IMA's development of additional products; IMA's western hemisphere operations; IMA's dependence on significant governmental customers; outstanding issues between ITI and IMA; certain conflicts of interest between IMA and its principal stockholders and directors; effects of environmental regulation and inclement weather on operations; and the occurrence of unanticipated events and circumstances, and the variation of the operations of IMA or ITI from conditions projected, so as to result in the failure of ITI to realize the anticipated value of the contribution of IMA's operations through the Merger. For a more detailed discussion of these and other factors, see "Risk Factors -- Certain Considerations Relating to the Merger" in the enclosed Joint Proxy Statement/Prospectus.

     Other important information regarding ITI, IMA, the Merger Agreement, the proposed amendments to ITI's Certificate of Incorporation, the election of directors and related matters, is also included in the enclosed Joint Proxy Statement/Prospectus. You are urged to read carefully the Joint Proxy Statement/Prospectus, as well as the Annexes thereto.

     YOUR VOTE IS IMPORTANT. The affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock will be required to approve, respectively, the Merger Agreement and the transactions contemplated thereby, the proposed Capitalization Amendment and the proposed Board Vacancy Amendment. Directors are elected by a plurality vote. Approval of the proposal to authorize the Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock present in person or represented by proxy and entitled to vote at the ITI Meeting. Whether or not you plan to attend the ITI Meeting, it is important that your shares be represented. If you are not certain that you will attend, please complete, sign and date your proxy card and return it in the enclosed prepaid envelope as soon as possible. If after voting your shares by proxy, you decide you would rather vote them in person, you may do so at the ITI Meeting.

                                          Sincerely,

                                          JAMES D. KRUGMAN
                                          Chairman of the Board

                          INSITUFORM MID-AMERICA, INC.

                                                              September 15, 1995

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "IMA Meeting") of Insituform Mid-America, Inc. ("IMA") to be held on October 12, 1995 at 10:00 a.m., local time, at the Sheraton West Port Plaza Hotel, 900 West Port Plaza, St. Louis, Missouri. At this important meeting you will be asked to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement"), providing for the merger (the "Merger") of ITI Acquisition Corp., a Delaware corporation ("ITI Sub") and a wholly-owned subsidiary of Insituform Technologies, Inc., a Delaware corporation ("ITI"), with and into IMA, as a result of which IMA would become a wholly-owned subsidiary of ITI. Pursuant to the terms of the Merger Agreement, holders of Class A Common Stock, $.01 par value ("IMA Class A Common Stock"), of IMA will be entitled to receive 1.15 shares of Class A Common Stock, $.01 par value ("ITI Common Stock"), of ITI for each share of IMA Class A Common Stock held (the "Conversion Ratio"). In connection with the Merger, the holders of Class B Common Stock, $.01 par value (the "IMA Class B Common Stock"), of IMA have agreed to convert their shares into IMA Class A Common Stock on a share-for-share basis immediately prior to the consummation of the Merger.

     At the IMA Meeting, you will also be asked to authorize the Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary.

     YOUR BOARD OF DIRECTORS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND FOR AUTHORIZATION OF THE BOARD OF DIRECTORS TO ADJOURN THE IMA MEETING TO PERMIT THE FURTHER SOLICITATION OF PROXIES, IF NECESSARY.

     Schroder Wertheim & Co. Incorporated, IMA's financial advisor, has rendered its opinion that, at the date of the attached Joint Proxy Statement/Prospectus, the Conversion Ratio is fair, from a financial point of view, to the stockholders of IMA.

     The determination of whether to vote in favor of the Merger and acquire shares of ITI Common Stock involves the consideration by you of certain risk factors, among them: the reliance of ITI's business on the Insituform(R) Process; ITI's dependence on a licensee network to distribute its products, and on governmental and quasi-governmental customers; ITI's international operations; the limited protection afforded by patents; the fluctuations in ITI's operating results and the possible volatility of the ITI Common Stock; the uncertainties and costs of litigation between IMA and ITI; other litigation to which ITI is a party; ITI's dividend policy; the interests of certain affiliates of ITI in the transaction; the composition of ITI's Board following the consummation of the transaction; certain conflicts of interest; the effect of anti-takeover provisions contained in ITI's Certificate of Incorporation and By-Laws; the federal income tax consequences of whether the conversion of shares contemplated by the Merger Agreement will constitute a tax-free reorganization; and the effect on the market for ITI Common Stock of the shares of ITI Common Stock eligible for future sale. For a more detailed discussion of these and other factors relating to acquiring ITI Common Stock, see "Risk
Factors -- Certain Considerations Relating to Acquiring Shares of ITI Common Stock" in the enclosed Joint Proxy Statement/Prospectus.

     The enclosed Joint Proxy Statement/Prospectus and related proxy materials set forth financial data and other important information relating to IMA and ITI and describe the terms and conditions of the proposed Merger. The Board of Directors recommends that you carefully review the materials before completing the enclosed proxy card or attending the IMA Meeting.

     Please complete, sign and date the enclosed proxy card and return it in the enclosed, pre-addressed envelope which requires no postage if mailed within the United States. If you later decide to attend the IMA Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the IMA

Meeting, you may do so by following the procedures set forth in the Joint Proxy Statement/Prospectus and your proxy will have no further effect.

     YOUR VOTE IS IMPORTANT. The affirmative vote of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock voting together as one class will be required to approve the Merger Agreement and the transactions contemplated thereby. Approval of the proposal to authorize the Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock present in person or represented by proxy and entitled to vote at the IMA Meeting voting together as one class. Whether or not you plan to attend the IMA Meeting, it is important that your shares be represented.

                                          Sincerely,

                                          JEROME KALISHMAN
                                          Chairman of the Board

                         INSITUFORM TECHNOLOGIES, INC.
                         1770 Kirby Parkway, Suite 300
                            Memphis, Tennessee 38138
                            Telephone (901) 759-7473

                  NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF
                              CLASS A COMMON STOCK

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Class A Common Stock, $.01 par value ("ITI Common Stock"), of Insituform Technologies, Inc., a Delaware corporation ("ITI"), will be held at The Hilton-Memphis East, 5069 Sanderlin Avenue, Memphis, Tennessee, on October 12, 1995 at 10:00 a.m., local time, for the following purposes:

          (1) To consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") among ITI, ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), and Insituform Mid-America, Inc., a Delaware corporation ("IMA"), and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of ITI, and the consummation of the transactions contemplated by the Merger Agreement, including the conversion of each share of Class A Common Stock, $.01 par value ("IMA Class A Common Stock"), of IMA into the right to receive 1.15 shares of ITI Common Stock subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of Class B Common Stock, $.01 par value, of IMA.

          (2) To consider and vote upon a proposal to approve an amendment (the "Capitalization Amendment") of the Certificate of Incorporation of ITI, effective contemporaneously with the consummation of the Merger, to increase the number of authorized shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares.

          (3) To consider and vote upon a proposal to approve an amendment (the "Board Vacancy Amendment"), effective contemporaneously with the consummation of the Merger, to provide for the filling of vacancies on ITI's Board of Directors as contemplated by Section 7.3 of the Merger Agreement.

          (4) To elect four Class III Directors of ITI for the ensuing three-year term and until their respective successors are elected and have qualified.

          (5) To authorize the Board of Directors to adjourn the meeting to permit further solicitation of proxies, if necessary.

          (6) To transact such other business as may properly come before the meeting, including any adjournments or postponements thereof.

     The consummation of the Merger is subject to approval of the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, neither of which will become effective until consummation of the Merger.

     The proposals to approve, respectively, the Merger Agreement, the Capitalization Amendment and the Board Vacancy Amendment must be approved by an affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock. Directors are elected by a plurality vote. The proposal to authorize the Board of Directors to adjourn the meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the shares of ITI Common Stock present in person or represented by proxy and entitled to vote at the meeting.

     The Board of Directors has fixed the close of business on August 30, 1995 as the record date for the determination of holders of ITI Common Stock entitled to notice of and to vote at the meeting, including any adjournments or postponements thereof.

     These items are more fully described in the enclosed Joint Proxy Statement/Prospectus, which is hereby made a part of this Notice.

     Whether you plan to attend the meeting or not, please sign and date the enclosed proxy and return it promptly by mail in the enclosed envelope. No postage is required if mailed in the United States. If you attend the meeting, you may vote either in person or by your proxy.

                                          By Order of the Board of Directors,

                                          HOWARD KAILES
                                          Secretary
Memphis, Tennessee
September 15, 1995

                                   IMPORTANT

     STOCKHOLDERS CAN HELP AVOID THE NECESSITY AND EXPENSE OF FOLLOW-UP LETTERS TO ASSURE THAT A QUORUM IS PRESENT AT THE MEETING BY PROMPTLY RETURNING THE ENCLOSED PROXY. THE ENCLOSED ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                          INSITUFORM MID-AMERICA, INC.
                              17988 Edison Avenue
                          Chesterfield, Missouri 63005
                            Telephone (314) 532-6137

                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
                 CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Class A Common Stock, $.01 par value ("IMA Class A Common Stock"), and Class B Common Stock, $.01 par value ("IMA Class B Common Stock"), of Insituform Mid-America, Inc., a Delaware corporation ("IMA"), will be held at the Sheraton West Port Plaza Hotel, 900 West Port Plaza, St. Louis, Missouri, on October 12, 1995 at 10:00 a.m., local time, for the following purposes:

          (1) To consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") among IMA, Insituform Technologies, Inc., a Delaware corporation ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of ITI, and the consummation of the transactions contemplated by the Merger Agreement, including the conversion of each share of IMA Class A Common Stock into the right to receive 1.15 shares of Class A Common Stock, $.01 par value, of ITI subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of IMA Class B Common Stock.

          (2) To authorize the Board of Directors to adjourn the meeting to permit the further solicitation of proxies, if necessary.

          (3) To transact such other business as may properly come before the meeting, including any adjournments or postponements thereof.

     The proposal to approve the Merger Agreement must be approved by an affirmative vote of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock voting together as one class. The proposal to authorize the Board of Directors to adjourn the meeting to permit the further solicitation of proxies, if necessary, must be approved by an affirmative vote of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock present in person or represented by proxy and entitled to vote at the meeting voting together as one class.

     The Board of Directors has fixed the close of business on September 1, 1995 as the record date for the determination of holders of IMA Class A Common Stock and IMA Class B Common Stock entitled to notice of and to vote at the meeting, including any adjournments or postponements thereof.

     These items are more fully described in the enclosed Joint Proxy Statement/Prospectus, which is hereby made a part of this Notice.

     Whether you plan to attend the meeting or not, please sign and date the enclosed proxy and return it promptly by mail in the enclosed envelope. No postage is required if mailed in the United States. If you attend the meeting, you may vote either in person or by your proxy.

                                          By Order of the Board of Directors,

                                          JOSEPH F. OLSON
                                          Secretary
Chesterfield, Missouri
September 15, 1995

                                   IMPORTANT

     STOCKHOLDERS CAN HELP AVOID THE NECESSITY AND EXPENSE OF FOLLOW-UP LETTERS TO ASSURE THAT A QUORUM IS PRESENT AT THE MEETING BY PROMPTLY RETURNING THE ENCLOSED PROXY. THE ENCLOSED ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                        JOINT PROXY STATEMENT/PROSPECTUS

                         ------------------------------

               PROSPECTUS RELATING TO UP TO 12,914,238 SHARES OF
                            CLASS A COMMON STOCK OF

                         INSITUFORM TECHNOLOGIES, INC.
                         ------------------------------

                          PROXY STATEMENT RELATING TO

     INSITUFORM TECHNOLOGIES, INC.               INSITUFORM MID-AMERICA, INC.
     ANNUAL MEETING OF HOLDERS OF                SPECIAL MEETING OF HOLDERS OF
        CLASS A COMMON STOCK                       CLASS A COMMON STOCK AND
     TO BE HELD OCTOBER 12, 1995                     CLASS B COMMON STOCK
                                                 TO BE HELD OCTOBER 12, 1995





     This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Insituform Technologies, Inc., a Delaware corporation ("ITI"), and the stockholders of Insituform Mid-America, Inc., a Delaware corporation ("IMA"), in connection with the solicitation of proxies by the respective Boards of Directors of ITI and IMA for use at the annual meeting of stockholders of ITI to be held on October 12, 1995 (including any adjournments or postponements thereof, the "ITI Meeting") and the special meeting of stockholders of IMA to be held on October 12, 1995 (including any adjournments or postponements thereof, the "IMA Meeting").

     At the ITI Meeting, holders (the "ITI Stockholders") of Class A Common Stock, $.01 par value ("ITI Common Stock"), of ITI will be asked to consider and vote upon (i) a proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement"), among ITI, ITI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of ITI ("ITI Sub"), and IMA, and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into IMA of ITI Sub,

                                               Cover page continued on next page

                         ------------------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN MATTERS
                   WHICH SHOULD BE CONSIDERED BEFORE VOTING.

                         ------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT
           PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

    The date of this Joint Proxy Statement/Prospectus is September 15, 1995.

as a result of which IMA would become a wholly-owned subsidiary of ITI, (ii) a proposal to approve an amendment (the "Capitalization Amendment") of the Certificate of Incorporation of ITI (the "ITI Charter"), effective contemporaneously with the consummation of the Merger, to increase the number of authorized shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares, and (iii) a proposal to approve an amendment (the "Board Vacancy Amendment") of the ITI Charter, effective contemporaneously with the consummation of the Merger, to provide for the filling of vacancies on ITI's Board of Directors as contemplated by Section 7.3 of the Merger Agreement. The consummation of the Merger is subject to approval of the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, neither of which will become effective until consummation of the Merger. At the ITI Meeting, ITI Stockholders will also be asked to consider and vote upon a proposal to elect four Class III Directors of ITI for the ensuing three-year term and until their respective successors are elected and have qualified, and a proposal to authorize ITI's Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary.

     At the IMA Meeting, holders (the "IMA Stockholders") of Class A Common Stock, $.01 par value (the "IMA Class A Common Stock"), of IMA and Class B Common Stock, $.01 par value (the "IMA Class B Common Stock"), of IMA will be asked to consider and vote upon a proposal to approve the Merger Agreement, and the transactions contemplated thereby, and a proposal to authorize IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary.

     This Joint Proxy Statement/Prospectus serves as the prospectus of ITI under the Securities Act of 1933, as amended (the "Securities Act"), for the issuance of up to 12,914,238 shares of ITI Common Stock which will be delivered to the IMA Stockholders pursuant to the Merger Agreement.

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, upon consummation of the Merger the business and operations of IMA will be continued as a wholly-owned subsidiary of ITI and each share of IMA Class A Common Stock will be converted into the right to receive 1.15 shares of ITI Common Stock (the "Conversion Ratio") subsequent to the conversion into IMA Class A Common Stock of all of the outstanding shares of IMA Class B Common Stock in accordance with its terms. The fair market value of ITI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "The Merger -- Basic Terms of Merger Agreement." No fractional shares of ITI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "The Merger -- Basic Terms of Merger Agreement."

     The information included herein with respect to ITI and its affiliates was supplied by ITI, and the information included herein with respect to IMA and its affiliates was supplied by IMA.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the ITI Stockholders and the IMA Stockholders on or about September 18, 1995.

     The ITI Common Stock is quoted on The Nasdaq Stock Market under the symbol "INSUA." The IMA Class A Common Stock is quoted on The Nasdaq Stock Market under the symbol "INSMA." On September 14, 1995, the closing prices on The Nasdaq Stock Market of ITI Common Stock and IMA Class A Common Stock were $14.94 and $16.75, respectively.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

                             AVAILABLE INFORMATION

     ITI has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with all exhibits thereto, the "Registration Statement") under the Securities Act with respect to the ITI Common Stock to be issued in connection with the Merger. This Joint Proxy Statement/Prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement is available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004.

     Each of ITI and IMA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained in person from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Such reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The ITI Common Stock and the IMA Class A Common Stock are traded in the over-the-counter market and quoted on The Nasdaq Stock Market.

     COPIES OF ITI'S ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS, FOR THE YEAR ENDED DECEMBER 31, 1994, WHICH HAS BEEN FILED WITH THE COMMISSION, WILL BE SENT WITHOUT CHARGE TO ITI STOCKHOLDERS TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ITI'S SECRETARY AT INSITUFORM TECHNOLOGIES, INC., 1770 KIRBY PARKWAY - SUITE 300, MEMPHIS, TENNESSEE 38138.

                         ------------------------------

     The following trademarks mentioned in this Joint Proxy Statement/Prospectus are registered trademarks which are owned by ITI and licensed to IMA:
Insituform(R), Insitucutter(R), Insitutube(R), Insitupipe(R) and NuPipe(R). UltraPipe(R) is a registered trademark owned by ITI. The following additional trademarks are owned by or licensed to IMA: PALTEM(R), PAL-Liner(TM), SZ-Liner(TM), Sprayroq(TM) and Tite Liner(TM).

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    3
Table of Contents.....................................................................    4
Joint Proxy Statement/Prospectus Summary..............................................    6
  The Parties.........................................................................    6
  Risk Factors........................................................................    6
  Information Concerning the Meetings.................................................    6
  The Merger..........................................................................    7
  The Capitalization Amendment........................................................   10
  The Board Vacancy Amendment.........................................................   10
  Election of ITI Directors...........................................................   11
  Adjournment of Meetings.............................................................   11
  Summary Historical and Unaudited Pro Forma Combined Condensed Financial Data........   11
  Comparative Unaudited Per Share Data of ITI and IMA.................................   14
Risk Factors..........................................................................   16
  Certain Considerations Relating to Acquiring ITI Shares.............................   16
  Certain Considerations Relating to the Merger.......................................   19
Information Concerning the Meetings...................................................   22
  The ITI Meeting.....................................................................   22
  The IMA Meeting.....................................................................   23
The Merger............................................................................   26
  Background..........................................................................   26
  Recommendations of the Boards of Directors; Reasons for Approving the Merger
     Agreement........................................................................   31
  Opinion of ITI Financial Advisor....................................................   33
  Opinion of IMA Financial Advisor....................................................   36
  Interests of Certain Persons in the Merger and Related Transactions.................   39
  Basic Terms of Merger Agreement.....................................................   41
  Management of ITI Following Consummation of the Merger..............................   46
  Resales of ITI Common Stock.........................................................   47
  Registration Rights Agreement.......................................................   47
  Pooling Letters.....................................................................   48
  Conversion Letters..................................................................   48
  Governmental and Regulatory Matters.................................................   49
  Certain Federal Income Tax Consequences of the Merger...............................   49
  Accounting Treatment................................................................   50
  Expenses............................................................................   51
The Capitalization Amendment..........................................................   51
The Board Vacancy Amendment...........................................................   52
Market Prices of and Dividends on ITI Common Stock and IMA Class A Common Stock.......   54
Unaudited Pro Forma Combined Condensed Financial Information..........................   56
Selected Financial Data of ITI........................................................   66
ITI -- Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   67
Selected Financial Data of IMA........................................................   81
IMA -- Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   82
Election of ITI Directors.............................................................   88
Business of ITI.......................................................................  102
Security Ownership of Principal Stockholders and Management of ITI....................  120
Business of IMA.......................................................................  123
Management of IMA.....................................................................  133
Security Ownership of Principal Stockholders and Management of IMA....................  136
Description of ITI Capital Stock......................................................  137
Comparative Rights of Stockholders of ITI and IMA.....................................  138
Adjournment of Meetings...............................................................  141
Legal Matters.........................................................................  141
Experts...............................................................................  141
Index to Financial Statements.........................................................  143

Annex A -- Merger Agreement
  Exhibit A -- Agreement of Merger
  Exhibit B -- Form of Pooling Letter
  Exhibit C -- Form of IMA Accountants' Comfort Letters
  Exhibit D -- Form of ITI Accountants' Comfort Letter
  Exhibit E -- Amendments to ITI Charter
  Exhibit F -- Amendments to ITI By-laws
  Exhibit G -- Form of Conversion Letter
  Exhibit H -- Form of ITI Counsel's Opinion
  Exhibit I -- Form of IMA Counsel's Opinion
  Exhibit J -- Form of Rule 145 Letter
  Exhibit K -- Form of Affholder Agreement
  Exhibit L -- Form of Kalishman Agreements
Annex B -- Opinion of Merrill Lynch & Co.
Annex C -- Opinion of Schroder Wertheim & Co. Incorporated
Annex D -- The Capitalization Amendment
Annex E -- The Board Vacancy Amendment

                    JOINT PROXY STATEMENT/PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Joint Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Joint Proxy Statement/Prospectus and the attached Annexes, all of which are important and should be reviewed carefully. Capitalized terms used herein without definition shall have the meanings ascribed to them elsewhere in this Joint Proxy Statement/Prospectus.

THE PARTIES

     ITI. ITI is engaged in the provision, throughout the world, of trenchless pipeline rehabilitation systems and technologies. ITI utilizes state-of-the-art processes to repair sewers, tunnels and pipelines, usually without excavation and with minimal interruption of traffic and commercial activity. ITI's primary technology is the Insituform Process, a "cured-in place," non-disruptive pipeline rehabilitation process that, during ITI's most recent fiscal year, contributed to approximately 79% of ITI's revenues. In addition, ITI offers certain other products in trenchless applications, such as its NuPipe Process, which utilizes a "fold-and-formed" technology used primarily to repair smaller or less damaged pipe or in situations where polyvinylchloride pipe is preferred, and has acquired a variety of pipeline and ancillary technologies that, under the UltraPipe name, employ a diameter reduction technique tailored to meet the pressure pipe rehabilitation needs of the oil and gas transmission market. The principal executive offices of ITI are located at 1770 Kirby Parkway, Suite 300, Memphis, Tennessee 38138, and the telephone number is (901) 759-7473. See "Business of ITI."

     IMA. IMA applies various trenchless and other technologies to solve problems requiring rehabilitation, new construction and improvement of pipeline systems, including sewers, industrial waste lines, slurry lines and oil field and industrial process pipelines. Rehabilitation process revenues, primarily derived by IMA from the Insituform Process as a licensee of ITI, accounted for approximately 68% of IMA's contract revenues during its most recent fiscal year. IMA is also the exclusive North American licensee of Ashimori Industry Co. Ltd. proprietary pipeline rehabilitation technologies and, as such, utilizes the PALTEM-HL system of rehabilitating pressure pipes. In addition to its pipeline system rehabilitation methods, IMA utilizes trenchless technologies to construct tunnels ranging from four to ten feet in diameter through a variety of soils and provides the Tite Liner Process, a method of inserting a corrosive and abrasive resistant lining in oil field, mining and industrial process pipelines. The principal executive offices of IMA are located at 17988 Edison Avenue, Chesterfield, Missouri 63005, and the telephone number is (314) 532-6137. See "Business of IMA."

RISK FACTORS

     There are certain factors that should be considered by ITI Stockholders and IMA Stockholders in determining whether to vote to approve the Merger Agreement and the transactions contemplated thereby. See "Risk Factors."

INFORMATION CONCERNING THE MEETINGS

THE ITI MEETING

     Date, Time and Place of Meeting. The ITI Meeting will be held at The Hilton-Memphis East, 5069 Sanderlin Avenue, Memphis, Tennessee on October 12, 1995 at 10:00 a.m., local time.

     Purpose of the Meeting. The purpose of the ITI Meeting is to consider and vote upon (i) the proposal to approve the Merger Agreement and the transactions contemplated thereby, (ii) the proposal to approve the Capitalization Amendment,
(iii) the proposal to approve the Board Vacancy Amendment, (iv) the election of four Class III directors for the ensuing three-year term, (v) the proposal to authorize ITI's Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary, and (vi) such other business as may properly come before the ITI Meeting. See "Information Concerning the Meetings -- ITI Meeting."

     Record Date. Only holders of record of shares of ITI Common Stock at the close of business on August 30, 1995 are entitled to notice of and to vote at the ITI Meeting. On August 30, 1995, 14,609,804 shares of ITI Common Stock were outstanding and entitled to vote.

     Vote Required. The proposals to approve, respectively, the Merger Agreement, the Capitalization Amendment and the Board Vacancy Amendment must be approved by an affirmative vote of the holders of a majority of the outstanding shares of ITI Common Stock. Directors are elected by a plurality vote. The proposal to authorize ITI's Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the shares of ITI Common Stock present in person or represented by proxy and entitled to vote at the ITI Meeting. If there are insufficient votes to constitute a quorum or to approve the Merger Agreement, or to approve the Capitalization Amendment or to approve the Board Vacancy Amendment, at the ITI Meeting, it is contemplated that such meeting would be adjourned in order to permit further solicitation of proxies. As of August 30, 1995, directors and executive officers of ITI and their affiliates beneficially owned an aggregate of 3,879,047 shares of ITI Common Stock (approximately 25.6% of the aggregate shares of ITI Common Stock then outstanding) entitled to notice of and to vote at the ITI Meeting. See "Security Ownership of Principal Stockholders and Management of ITI."

THE IMA MEETING

     Date, Time and Place of Meeting. The IMA Meeting will be held at the Sheraton West Port Plaza Hotel, 900 West Port Plaza, St. Louis, Missouri on October 12, 1995 at 10:00 a.m., local time.

     Purpose of the IMA Meeting. The purpose of the IMA Meeting is to consider and vote upon (i) the proposal to approve the Merger Agreement and the transactions contemplated thereby, (ii) the proposal to authorize IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary, and (iii) such other business as may properly come before the IMA Meeting. See "Information Concerning the Meetings -- IMA Meeting."

     Record Date. Only holders of record of shares of IMA Class A Common Stock and IMA Class B Common Stock at the close of business on September 1, 1995 are entitled to notice of and to vote at the IMA Meeting. On September 1, 1995, 8,330,303 shares of IMA Class A Common Stock and 2,472,985 shares of IMA Class B Common Stock were outstanding and entitled to vote.

     Vote Required. The proposal to approve the Merger Agreement must be approved by an affirmative vote of the holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock voting together as one class. The proposal to authorize IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the shares of IMA Class A Common Stock and IMA Class B Common Stock present in person or represented by proxy and entitled to vote at the IMA Meeting voting together as one class. If there are insufficient votes to constitute a quorum or to approve the Merger Agreement at the IMA Meeting, it is contemplated that such meeting would be adjourned in order to permit further solicitation of proxies. As of September 1, 1995, directors and executive officers of IMA and their affiliates beneficially owned an aggregate of 4,197,835 shares of IMA Class A Common Stock and IMA Class B Common Stock (approximately 38.5% of the aggregate shares of IMA Class A Common Stock and IMA Class B Common Stock then outstanding) entitled to notice of and to vote at the IMA Meeting. See "Security Ownership of Principal Stockholders and Management of IMA."

THE MERGER

     General. The Merger Agreement provides for the merger into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of ITI. Pursuant to the terms of the Merger Agreement, each share of IMA Class A Common Stock outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted into the right to receive 1.15 shares of ITI Common Stock subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of IMA Class B Common Stock. The fair market value of ITI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "The Merger -- Basic Terms of Merger Agreement."

     Fractional Shares. No fractional shares will be issued pursuant to the Merger. In lieu of any such fractional shares, the Exchange Agent shall, on behalf of all holders of such fractional shares, aggregate all such fractional shares and sell the resulting shares of ITI Common Stock for the accounts of such holders who thereafter shall be entitled to receive on a pro rata basis the proceeds of the sale of such shares of ITI Common Stock, without interest thereon.

     Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement. The Board of Directors of ITI believes that the approval of the Merger Agreement, and the transactions contemplated thereby, the approval of the proposed Capitalization Amendment and the approval of the proposed Board Vacancy Amendment are in the best interests of ITI and its stockholders. The consummation of the Merger is subject to approval of the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, neither of which will become effective until consummation of the Merger, and failure of ITI Stockholders to approve the proposed Capitalization Amendment and the proposed Board Vacancy Amendment would enable ITI or IMA to terminate the Merger Agreement. Accordingly, the Board of Directors of ITI recommends that ITI Stockholders vote FOR the approval of the Merger Agreement, and the transactions contemplated thereby, FOR approval of the proposed Capitalization Amendment, FOR approval of the proposed Board Vacancy Amendment, FOR approval of the election of the four Class III directors named in this Joint Proxy Statement/Prospectus and FOR authorization of the Board of Directors of ITI to adjourn the ITI Meeting in order to permit the further solicitation of proxies, if necessary. See "The Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement -- Board of Directors of ITI," "The Capitalization Amendment," "The Board Vacancy Amendment," "Election of ITI Directors," and "Adjournment of Meetings."

     The Board of Directors of IMA believes that the approval of the Merger Agreement, and the transactions contemplated thereby, is in the best interests of the IMA Stockholders and recommends that IMA Stockholders vote FOR the approval of the Merger Agreement, and the transactions contemplated thereby, and FOR authorization of the Board of Directors of IMA to adjourn the IMA Meeting in order to permit the further solicitation of proxies, if necessary. See "The Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement -- Board of Directors of IMA" and "Adjournment of Meetings."

     Opinions of Financial Advisors. Merrill Lynch & Co. rendered an oral opinion on May 22, 1995, which was subsequently confirmed in a written opinion dated the date of this Joint Proxy Statement/Prospectus, to the Board of Directors of ITI to the effect that, as of such dates, based upon the assumptions made, the matters considered, and the limitations on the review undertaken, the consideration to be paid by ITI pursuant to the Merger is fair to ITI from a financial point of view. Schroder Wertheim & Co. Incorporated rendered its opinion to the Board of Directors of IMA to the effect that, as of May 22, 1995, the Conversion Ratio is fair, from a financial point of view, to the IMA Stockholders. Schroder Wertheim has delivered an updated written opinion to the Board of Directors of IMA to the same effect dated as of the date of this Joint Proxy Statement/Prospectus. Copies of the opinions of Merrill Lynch and Schroder Wertheim, each dated as of the date of this Joint Proxy Statement/Prospectus, setting forth the assumptions made, the matters considered and the limitations on the review undertaken in rendering such opinions, are attached to this Joint Proxy Statement/Prospectus as Annexes B and C, respectively, and should be read carefully in their entirety. See "The
Merger -- Opinion of ITI Financial Advisor" and "-- Opinion of IMA Financial Advisor."

     Management of ITI Following Consummation of the Merger. The Merger Agreement provides, in part, that the Board of Directors of ITI, which is divided into three classes serving staggered three-year terms, will be expanded so that, at the Effective Time, all of ITI's current directors will remain on ITI's Board of Directors and three of IMA's current directors, Messrs. Kalishman, Affholder and Siteman, will become ITI directors, serving terms expiring, respectively, with the terms of the existing classes of directors of ITI. ITI has agreed that, during the period from the Effective Time to December 9, 1998, ITI shall nominate and recommend such persons for re-election to the ITI Board of Directors upon expiration of their terms. At the Effective Time, ITI will enter into agreements with Mr. Kalishman, under which he will serve as Vice Chairman of the Board of ITI through a term expiring on December 9, 1998 and as a consultant for two years, and will also enter into a three-year employment agreement with Mr. Affholder, under which he will initially serve as chief operating officer for ITI's North American contracting operations. See "The Merger -- Management of ITI Following Consummation of the Merger."

     Interests of Certain Persons in the Merger. As more fully described under "The Merger -- Management of ITI Following Consummation of the Merger," all ten of ITI's current directors will remain on ITI's Board of Directors following the Effective Time, and three of IMA's current directors, Messrs. Kalishman, Affholder and Siteman, will become ITI directors as of the Effective Time.

     At the Effective Time, ITI will enter into agreements with Jerome Kalishman, the Chairman of IMA, under which Mr. Kalishman will serve as Vice Chairman of the Board of Directors of ITI for a term expiring on December 9, 1998, and will enter into a consulting agreement with Mr. Kalishman pursuant to which ITI will engage Mr. Kalishman as a consultant in connection with the business of ITI for a two-year term. Pursuant to the terms of the Merger Agreement, ITI will also enter into a three-year employment agreement with Robert W. Affholder, the President of IMA, under which Mr. Affholder will serve initially as chief operating officer for ITI's North American contracting operations and thereafter in such other executive staff position as may be designated by ITI. Each of Messrs. Kalishman and Affholder will also enter into non-competition agreements with ITI, extending from the Effective Time until the later of five years thereafter or two years after all service to ITI has ended. See "The Merger -- Interests of Certain Persons in the Merger and Related Transactions -- Employment and Consulting Agreements."

     At the Effective Time, all outstanding options to acquire IMA Class A Common Stock under IMA's Stock Option Plan will be assumed by ITI upon the same terms and conditions as contained under such plan, except that each such option will be exercisable for that number of shares of ITI Common Stock into which the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time would be convertible in the Merger if such shares were outstanding at the Effective Time, and the exercise price per share will be calculated as more fully described under "The Merger -- Basic Terms of Merger Agreement -- IMA Stock Options" below.

     From and after the Effective Time, ITI will, to the extent permitted by Delaware law, honor all obligations of IMA pursuant to IMA's Certificate of Incorporation, By-Laws and agreements with certain directors, which provide in various respects for indemnification of officers and directors of IMA with respect to events occurring prior to the Effective Time.

     ITI has entered into a registration rights agreement with Robert W. Affholder and Xanadu Investments, L.P., pursuant to which ITI is, under certain circumstances, required to use its reasonable best efforts to effect a registration under the Securities Act of shares of ITI Common Stock held by such parties and their affiliates. See "The Merger -- Registration Rights Agreement."

     The obligations of ITI and ITI Sub to effect the Merger are subject to the modification, upon terms reasonably satisfactory to ITI, of the equipment lease between IMA and A-Y-K-E Partnership, a partnership of which Messrs. Kalishman and Affholder are partners. See "The Merger -- Interests of Certain Persons in the Merger and Related Transactions -- A-Y-K-E Equipment Agreement."

     In connection with the acceptance of employment as President and chief executive officer of ITI by Jean-Paul Richard, in October 1993 ITI granted to Mr. Richard a five-year option to purchase up to 300,000 shares of ITI Common Stock, currently exercisable with respect to up to 50,000 of such shares. At the Effective Time, however, in accordance with its terms, such option will become exercisable with respect to all shares covered thereby upon the election of a Board of Directors of ITI other than pursuant to the arrangements in effect upon the date of grant. See "The Merger -- Interests of Certain Persons in the Merger and Related Transactions -- Certain ITI Options."

     On July 3, 1992, ITI restructured a loan previously made to Ringwood Limited, a member of the Ringwood Group, which includes Douglas K. Chick and Brian Chandler, both directors of ITI. The outstanding loan, evidenced by a non-recourse promissory note in the principal amount of $3,624,842.40 executed by Ringwood Limited to ITI, is secured by 255,801 shares of ITI Common Stock beneficially owned by Ringwood Limited and Messrs. Chandler and Chick, and was originally due July 3, 1995. Such loan has been extended by one year because legal restrictions in connection with the Merger prevented members of the Ringwood Group from selling sufficient shares of ITI Common Stock to be able to repay the loan, and the value of such security was less than the amount of the outstanding indebtedness.

     Under IMA's existing credit facilities, the consent of certain banks will be required in connection with the Merger. Mr. Siteman is the largest stockholder and Chairman of the Board of the parent of one such bank, and Lee M. Liberman, a director of IMA, is director of the parent of another.

     Effective Time of the Merger. The Merger will become effective at the time a certificate of merger is duly filed with the Secretary of State of Delaware. Such filing, together with all other filings or recordings required by Delaware law in connection with the Merger, will be made within ten business days after the approval by the stockholders of each of ITI and IMA of the Merger Agreement and the satisfaction or, to the extent permitted under the Merger Agreement, waiver of all conditions to the Merger contained in the Merger Agreement (except that ITI may delay closing for up to 15 business days in order to effectuate the restructurings described by "The Merger -- Basic Terms of Merger
Agreement -- Restructuring Transactions").

     Governmental and Regulatory Matters. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Merger is subject to review by the Antitrust Division of the Department of Justice and the Federal Trade Commission to determine whether it complies with applicable antitrust laws. ITI and IMA filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the FTC on June 16, 1995. Effective June 26, 1995, the FTC confirmed early termination of the waiting period.

     Certain Federal Income Tax Consequences. Thompson & Mitchell, IMA's legal counsel, has delivered its opinion to IMA to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by ITI, IMA and certain stockholders of IMA, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by IMA Stockholders who exchange their shares of IMA Class A Common Stock solely for shares of ITI Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income. It is a condition to the obligations of ITI, ITI Sub and IMA to consummate the Merger that the foregoing opinion be confirmed in writing as of the Closing Date. Each IMA Stockholder is urged to consult his own tax advisor to determine the specific tax consequences of the Merger to him, including the applicability of various state, local and foreign tax laws. See "The Merger -- Certain Federal Income Tax Consequences of the Merger."

     Conditions to the Merger. The consummation of the Merger is conditioned upon the fulfillment or waiver, where permissible, of certain conditions set forth in the Merger Agreement. See "The Merger -- Basic Terms of Merger Agreement -- Conditions to Consummation of the Merger."

     Accounting Treatment. It is expected that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles. See "The Merger -- Accounting Treatment."

     Effects of the Merger on Rights of Stockholders. As a result of the Merger, holders of IMA Class A Common Stock who receive shares of ITI Common Stock will become stockholders of ITI. For a comparison of the charter and by-law provisions of ITI and IMA governing the rights of ITI Stockholders and IMA Stockholders, respectively, see "Comparative Rights of Stockholders of ITI and IMA."

     Absence of Appraisal Rights. Under Delaware law, neither ITI Stockholders nor IMA Stockholders will be entitled to demand appraisal rights as a result of the consummation of the Merger. See "Information Concerning the Meetings -- Dissenters' Rights."

THE CAPITALIZATION AMENDMENT

     In connection with the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, ITI Stockholders are also being asked to approve an amendment to the ITI Charter that will become effective at the Effective Time, and will increase the number of authorized shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares. The consummation of the Merger is subject to approval of the proposed Capitalization Amendment, which will not become effective until consummation of the Merger. See "The Capitalization Amendment."

THE BOARD VACANCY AMENDMENT

     In connection with the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, ITI Stockholders are also being asked to approve an amendment to the ITI Charter that will become effective at the Effective Time, and will provide for the filling of vacancies on ITI's Board of Directors as contemplated by Section 7.3 of the Merger Agreement. The consummation of the Merger is subject to approval of the proposed Board Vacancy Amendment, which will not become effective until consummation of the Merger. See "The Board Vacancy Amendment."

ELECTION OF ITI DIRECTORS

     At the ITI Meeting, the ITI Stockholders will vote to elect four persons to the ITI Board of Directors as described under "Election of ITI Directors," to hold office from the conclusion of the ITI Meeting for a three-year term. See "Election of ITI Directors."

ADJOURNMENT OF MEETINGS

     At the ITI Meeting, the ITI Stockholders will vote upon a proposal to authorize the Board of Directors of ITI to adjourn the ITI Meeting in order to permit the further solicitation of proxies, if necessary. At the IMA Meeting, the IMA Stockholders will vote upon a proposal to authorize the Board of Directors of IMA to adjourn the IMA Meeting in order to permit the further solicitation of proxies, if necessary. See "Adjournment of Meetings."

  SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following summary historical financial data of ITI and IMA and summary unaudited pro forma combined condensed financial data have been derived from the historical consolidated financial statements of ITI and IMA, respectively, included herein and previously published historical financial statements of ITI and IMA not appearing herein. In December 1992, ITI consummated the IGL Acquisition, which ITI has accounted for as a pooling-of-interests and, accordingly, the historical financial statements of the combining companies have been retroactively combined (after adjustments to eliminate intercompany balances and transactions, and to conform accounting methods) as if the companies had operated as a single entity for the periods presented. Certain historical financial data of IMA have been reclassified to conform to ITI's accounting policies.

     The unaudited pro forma combined condensed financial data give effect to the Merger as if it had been effected on January 1, 1992 by combining the financial statement data of ITI and IMA at and for each year in the three-year period ended December 31, 1994 and at and for the six months ended June 30, 1995 and 1994 on a pooling-of-interests basis of accounting. In addition, the unaudited pro forma combined condensed financial data for the six months ended June 30, 1995 and 1994 and for the year ended December 31, 1994 illustrate management's estimates of the financial statement effect of IMA's acquisition of the pipeline rehabilitation business of Enviroq Corporation completed by IMA in April 1995, which has been accounted for under the purchase method of accounting. See "Business of IMA." Further, the unaudited pro forma combined condensed financial data for the year ended December 31, 1994 and for the six months ended June 30, 1994, illustrate the financial statement effect of ITI's acquisition of Gelco and affiliates completed in October 1994, which has been accounted for under the purchase method of accounting. See "Business of ITI."

     The unaudited pro forma combined condensed financial data have been included as required by the rules of the Commission and are provided for comparative purposes only. The unaudited pro forma combined condensed financial data do not purport to be indicative of the results which would have been obtained if the transactions, in fact, had been effected on the date or dates indicated or which may be obtained in the future.

     Historical financial data at and for the six months ended June 30, 1995 and 1994 for ITI and at and for the nine months ended on such dates, respectively, for IMA are unaudited, and, in the opinion of ITI's and IMA's respective managements, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and the financial position at and for each of the interim periods presented. Operating results for the six months ended June 30, 1995 for ITI, and for the nine months ended on such date for IMA, are not necessarily indicative of the results that may be obtained for the entire fiscal years ending, respectively, December 31, 1995 and September 30, 1995.

     The summary historical and unaudited pro forma combined condensed financial data set forth below should be read in conjunction with "Selected Financial Data of ITI," "ITI -- Management's Discussion and

Analysis of Financial Condition and Results of Operations," "Selected Financial Data of IMA," "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Condensed Financial Information" and ITI's and IMA's Consolidated Financial Statements, including the notes thereto, contained elsewhere herein.

                                 ITI HISTORICAL

                                      SIX MONTHS ENDED JUNE
                                               30,                                YEAR ENDED DECEMBER 31,
                                     -----------------------     ----------------------------------------------------------
                                      1995(1)         1994       1994(2)      1993(3)      1992(4)       1991        1990
                                     ----------     --------     --------     --------     -------     --------     -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.....................   $ 83,446      $ 62,283     $148,247     $100,508     $95,559     $ 76,402     $60,683
Merger and restructuring costs.....         --            --           --         (981)     14,572(5)       733         292
Gain on sale of investment in
  IMA..............................         --            --           --           --          --       17,280(6)       --
Income (loss) from continuing
  operations.......................      2,995(7)      3,643        9,794        7,260      (5,671)(5)   15,360(6)    1,408
Income (loss) from continuing
  operations per common share......        .21           .25          .68          .51        (.41)        1.12         .11
BALANCE SHEET DATA (AT PERIOD END):
Total assets.......................    164,820       132,684      162,494      129,175      87,379      105,579      89,599
Long-term debt and redeemable
  preferred stock..................     53,131        34,307       47,347       36,454       7,421        8,059       9,030

---------------

(1) In February 1995, ITI consummated the acquisition of 66% of Insituform France S.A., which has been accounted for under the purchase method of accounting.

(2) In October 1994, ITI consummated the acquisition of Gelco Services, Inc. and affiliates, which has been accounted for under the purchase method of accounting.

(3) In July 1993, ITI consummated the acquisitions of Naylor Industries, Inc. and Insituform Midwest, Inc., which have been accounted for under the purchase method of accounting.

(4) In December 1992, ITI consummated the acquisition of the minority interest in IGL Canada Limited, and the acquisition of H.T. Schneider, Inc., which have been accounted for under the purchase method of accounting.

(5) Reflects $9.667 million in costs associated with the IGL Acquisition, which have been charged to operations primarily in the fourth quarter of 1992, and a pre-tax charge in the amount of $4.905 million for restructuring costs, primarily for asset-related write-offs, lease termination provisions and personnel-related costs.

(6) In May 1991, ITI completed the sale of its equity interest in IMA as a result of which ITI received payments aggregating $22.058 million, which, after accounting for the aggregate carrying amount of the investment, expense associated with the transaction and taxes (subsequent to utilization of ITI's capital loss carryover reported as an extraordinary item), resulted in a contribution of approximately $10.574 million to net income (approximately $9.451 million to income before extraordinary item).

(7) On May 23, 1995, ITI entered into a memorandum of understanding, subject to execution of an appropriate stipulation of settlement (which occurred on September 11, 1995), court approval and other customary conditions, to settle certain outstanding litigation for a cash payment of $3.2 million (which ITI has deposited into escrow) and issuance of 30,000 shares of ITI Common Stock, resulting in an after-tax charge against second quarter 1995 earnings of approximately $2.2 million.

                                 IMA HISTORICAL

                                             NINE MONTHS ENDED
                                                 JUNE 30,                          YEAR ENDED SEPTEMBER 30,
                                            -------------------     -------------------------------------------------------
                                            1995(1)      1994        1994       1993(2)     1992(3)      1991        1990
                                            -------     -------     -------     -------     -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues...........................   $77,611     $54,293     $75,279     $60,086     $66,690     $49,545     $36,272
Income from continuing operations........     4,956       3,743       5,049       3,408       7,676       5,354       3,375
Income from continuing operations per
  common share...........................       .45         .34         .45         .31         .70         .52         .33
BALANCE SHEET DATA (AT PERIOD END):
Total assets.............................    91,920      54,488      63,879      52,936      45,116      34,414      22,690
Long-term debt...........................    14,024 (4)      --          --          --         341         360         425

---------------

(1) In April 1995 IMA completed the Enviroq Acquisition, which has been accounted for under the purchase method of accounting.

(2) In November 1992, IMA acquired substantially all of the assets of Pipeline Rehabilitation Systems, Inc., which has been accounted for under the purchase method of accounting.

(3) In October 1991, IMA acquired United Pipeline Systems Inc., which has been accounted for under the purchase method of accounting. In connection with such acquisition, IMA acquired all of the outstanding stock of United Corrosion Corporation, the parent of UPSI.

(4) See "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding demands made for payment under IMA's $3.0 million subordinated promissory note issued in the Enviroq Acquisition and IMA's reclassification thereof as a current liability at June 30, 1995.

                         ITI AND IMA PRO FORMA COMBINED


                                                               SIX MONTHS ENDED                   YEAR ENDED
                                                                   JUNE 30,                       DECEMBER 31,
                                                             ---------------------     ----------------------------------
                                                               1995         1994         1994         1993         1992
                                                             --------     --------     --------     --------     --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.............................................  $138,945     $113,538     $261,396     $151,829     $156,581
Income from continuing operations..........................     4,819        6,983       16,978        9,734        2,288
Income from continuing operations per common share.........       .18          .26          .63          .36          .09
BALANCE SHEET DATA (AT PERIOD END):
Total assets...............................................   254,136      186,070      227,537      177,010      133,682
Long-term debt and redeemable preferred stock..............    67,177       34,307       47,347       36,454        7,759

              COMPARATIVE UNAUDITED PER SHARE DATA OF ITI AND IMA

     The following table summarizes certain unaudited comparative per share data for ITI and IMA on an historical basis, and pro forma combined comparative per share data and comparative per share data on a pro forma equivalent basis giving effect to the Merger as a pooling-of-interests for accounting purposes. Such information is derived from and should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Information and ITI's and IMA's Consolidated Financial Statements, including the notes thereto, contained elsewhere herein. The pro forma information presented is for comparative purposes only and is not necessarily indicative of future combined earnings or financial position or of combined earnings or financial position that would have been reported had the Merger been completed at the beginning of the respective periods or as of the dates for which such unaudited pro forma information is presented. For a description of the pooling-of-interests accounting basis with respect to the Merger and the related effects on the historical financial statements of ITI, see "Unaudited Pro Forma Combined Condensed Financial Information."

                                                   AT OR FOR THE
                                                    SIX MONTHS
                                                       ENDED             AT OR FOR THE YEAR ENDED
                                                     JUNE 30,                  DECEMBER 31,
                                                  ---------------       --------------------------
                                                  1995      1994        1994      1993       1992
                                                  -----     -----       -----     -----     ------
ITI:
Historical:
  Income (loss) per share from continuing
     operations.................................  $0.21     $0.25       $0.68     $0.51     $(0.41)
  Net tangible book value per share.............   1.51      1.90        1.28      1.52       2.52
  Cash dividends declared per share.............     --        --          --        --         --
Pro forma combined:
  Income per share from continuing operations...   0.18      0.26        0.62      0.36       0.09
  Net tangible book value per share.............   1.50      2.14        1.91      1.86       2.34
  Cash dividends declared per share.............   0.03      0.03        0.06      0.06       0.05

                                                    AT OR FOR THE
                                                     NINE MONTHS
                                                        ENDED                  AT OR FOR THE
                                                      JUNE 30,           YEAR ENDED SEPTEMBER 30,
                                                   ---------------       -------------------------
                                                   1995      1994        1994      1993      1992
                                                   -----     -----       -----     -----     -----
IMA:
Historical:
  Income per share from continuing operations....  $0.45     $0.34       $0.45     $0.31     $0.70
  Net tangible book value per share..............   2.64      2.79        2.93      2.54      2.45
  Cash dividends declared per share..............   0.14      0.14        0.14      0.14      0.10

                                                    AT OR FOR THE
                                                     SIX MONTHS
                                                        ENDED            AT OR FOR THE YEAR ENDED
                                                      JUNE 30,                 DECEMBER 31,
                                                   ---------------       -------------------------
                                                   1995      1994        1994      1993      1992
                                                   -----     -----       -----     -----     -----
Pro forma equivalent combined(a):
  Income per share from continuing operations....  $0.21     $0.30       $0.71     $0.41     $0.10
  Net tangible book value per share..............   1.73      2.46        2.20      2.14      2.69
  Cash dividends declared per share..............   0.03      0.03        0.07      0.07      0.06

---------------

(a) Pro forma equivalent combined amounts for IMA represent the pro forma combined amounts for ITI above multiplied by the Conversion Ratio (subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of IMA Class B Common Stock).

                      COMPARATIVE PER SHARE MARKET PRICES

     ITI Common Stock is traded on The Nasdaq Stock Market under the symbol "INSUA." IMA Class A Common Stock is also traded on The Nasdaq Stock Market under the symbol "INSMA." The IMA Class B Common Stock has no established trading market and IMA is not aware of any recent sales of such stock. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices for ITI Common Stock and IMA Class A Common Stock, respectively, as reported on The Nasdaq Stock Market.

                                                         ITI                   IMA
                                                  -----------------     -----------------
                        PERIOD:                    HIGH       LOW        HIGH       LOW
        ----------------------------------------  ------     ------     ------     ------
        1992
          Fourth Quarter........................  $26.50     $14.00     $20.50     $14.00
        1993
          First Quarter.........................  $25.75     $17.63     $21.00     $13.25
          Second Quarter........................   20.25      12.25      14.00      10.00
          Third Quarter.........................   14.50      11.25      14.75      10.00
          Fourth Quarter........................   16.50      12.25      16.25      12.25
        1994
          First Quarter.........................  $15.25     $10.50     $15.00     $12.50
          Second Quarter........................   14.75      12.50      15.00       9.75
          Third Quarter.........................   13.75      12.50      10.50       8.25
          Fourth Quarter........................   13.75      10.88      10.88       8.13
        1995
          First Quarter.........................  $13.00     $11.13     $11.50     $ 8.63
          Second Quarter........................   14.00      11.88      15.00      10.38
          Third Quarter
             (through September 14, 1995).......   16.63      12.88      18.63      14.50

     The information set forth in the table below presents the closing sales price per share of ITI Common Stock and IMA Class A Common Stock, respectively, as reported on The Nasdaq Stock Market, on May 23, 1995, the last full trading day prior to the public announcement of the Merger Agreement, and on September 14, 1995, the last full trading day prior to the date of this Joint Proxy Statement/Prospectus, and, applying such closing sales prices, the equivalent value per share of IMA Class A Common Stock based upon the Conversion Ratio:

                                                                           EQUIVALENT VALUE
                                                      ITI        IMA        PER IMA SHARE
                                                     ------     ------     ----------------
        At May 23, 1995..........................    $13.50     $12.00          $15.53
        At September 14, 1995....................     14.94      16.75           17.18

     Because the market price of ITI Common Stock is subject to fluctuation due to numerous market forces, the market value of the shares of ITI Common Stock that holders of IMA Class A Common Stock will receive in the Merger may increase or decrease prior to the Effective Time. Stockholders of ITI and IMA are urged to obtain current market quotations for their shares.

                                  RISK FACTORS

     THE DETERMINATION OF WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY INVOLVES THE CONSIDERATION BY IMA STOCKHOLDERS OF WHETHER TO ACQUIRE SHARES OF ITI COMMON STOCK AND BY ITI STOCKHOLDERS OF WHETHER TO AUTHORIZE THE MERGER, AS A RESULT OF WHICH IMA WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF ITI. ACCORDINGLY, IN ANALYZING THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, IMA STOCKHOLDERS AND ITI STOCKHOLDERS, RESPECTIVELY, SHOULD CAREFULLY CONSIDER, ALONG WITH THE OTHER MATTERS REFERRED TO IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE RISK FACTORS DESCRIBED BELOW.

CERTAIN CONSIDERATIONS RELATING TO ACQUIRING ITI SHARES

     Reliance on the Insituform Process. ITI's business relies primarily upon the Insituform Process (the "Insituform Process"), a "cured-in-place" technology for the trenchless rehabilitation of sewers, tunnels and pipelines. During its most recent fiscal year, ITI derived approximately 79% of its consolidated revenues from royalties, sales and construction revenues related to the Insituform Process. Although ITI believes that the Insituform Process is a unique process which has competitive advantages over other methods of pipe replacement and repair, the pipe replacement and repair business is highly competitive. The Insituform Process has in recent years encountered increasing competition from other trenchless rehabilitation methods in addition to its historical principal competition from more traditional pipeline rehabilitation approaches. ITI and its licensees who perform pipe replacement and repair may not be successful in marketing the Insituform Process to state and municipal authorities and potential industrial customers relative to competitive technologies. Furthermore, to the extent that other processes for pipe replacement and repair gain wide acceptance, ITI's business could be adversely affected. See "Business of ITI -- Trenchless Rehabilitation Processes" and
"-- Competition" below.

     Reliance on Licensee Network. Although ITI's strategy has been to expand its business into direct installation operations in its principal markets, ITI currently licenses to unaffiliated parties (including IMA) the rights to the Insituform Process under agreements covering a substantial portion of the United States and in numerous foreign countries. A significant portion of ITI's revenue is dependent on the efforts of its existing licensee network to expand and develop the market for the Insituform Process. See "Business of ITI -- Licensing Operations" below.

     International Operations. ITI's business includes the widespread international operations of its licensees, subsidiaries and affiliates. Accordingly, the political, economic and regulatory environment within the countries in which such entities do business will significantly affect ITI's operations. Actions taken by the governments in such countries in respect of national, state and local regulation, including taxation, national and local environmental protection regulations and exchange control and convertibility regulations may cause delay and increased costs and may prevent ITI from carrying on business in such countries and could therefore materially affect ITI's operations.

     Dependence on Governmental Customers. The trenchless rehabilitation businesses of ITI and its licensees are substantially dependent upon revenues generated from municipalities and governmental agencies, and there can be no assurance that ITI's business will not be adversely affected by governmental budgetary and appropriations policies at the federal, state and local levels. Government contracts generally are obtained through competitive bidding and may be amended or terminated at the convenience of the respective governmental agencies. See "Business of ITI -- Marketing" below.

     Patents. ITI holds certain patents with respect to its trenchless rehabilitation processes. While ITI believes that its long experience with the Insituform Process, its continued commitment of resources to support and develop the Insituform Process, the strength of its trademarks and its degree of market penetration should enable ITI to compete effectively in the pipeline rehabilitation market, a judicial determination of invalidity or the expiration of one or more of the patents covering ITI's processes could adversely affect the business of ITI. Two important patents relating to the Insituform Process already have expired in many countries, in particular in the United States, Canada, Japan, the United Kingdom and Germany. See "Business of ITI -- Patents" and "-- Legal Proceedings" below.

     Uncertainties and Costs of Litigation Between IMA and ITI. Various disputes have arisen in the context of the existing licensing and supply arrangements between ITI and IMA, as a result of, among other things: IMA's commercialization of the PALTEM systems, IMA's consummation of its acquisition (the "Enviroq Acquisition") of the pipeline rehabilitation business of Enviroq Corporation (since renamed IMA Merger Sub, Inc.; "Enviroq") without the consent of ITI, ITI's entry into installation activities in the United States and other matters. Although IMA has advised ITI that it has fulfilled and will continue to fulfill all of its obligations to ITI, ITI has communicated to IMA its concerns regarding the ability of IMA to operate in compliance with its existing Insituform licenses in view of IMA's commercialization of the PALTEM systems. In April 1995, ITI declined to grant its consent, as requested by Enviroq under the various Insituform and NuPipe license agreements with Enviroq's subsidiaries, in connection with the Enviroq Acquisition, and initiated judicial proceedings in which it seeks a declaratory judgment confirming its action. The Insituform and NuPipe license agreements, respectively, contain certain provisions which require the consent of the licensor in order to avoid termination in the event of change in control of the licensee and/or assignment of the licenses. See "The Merger -- Background" and "ITI -- Legal Proceedings" below. If the Merger Agreement is not approved by stockholders of IMA and ITI, respectively, IMA and ITI anticipate that they would engage in litigation arising out of disputes between the parties (including the Enviroq Acquisition), if they are unable to reach a mutually acceptable settlement. See "The Merger -- Recommendations of the Boards of Directors -- Reasons for Approving the Merger Agreement -- Board of Directors of ITI" and "-- Board of Directors of IMA" below.

     Certain Other Litigation. A stockholder of ITI has filed an action in the United States District Court for the Western District of Tennessee, which has been certified as a class action on behalf of all purchasers of ITI Common Stock during the relevant period, against ITI and one current and one former officer, alleging various misstatements and omissions relating to, among other things, acquisition and restructuring costs arising from ITI's acquisition of IGL in December 1992, in public disclosures by ITI during a specified period in violation of, among other things, Rule 10b-5 under the Exchange Act. Notwithstanding ITI's belief that it has defenses to the plaintiff's claim that are well grounded in fact and law, ITI has entered into a stipulation of settlement to settle such litigation. Under the settlement, which remains subject to court approval and other customary conditions, ITI would make a cash payment in the amount $3.2 million (which it has deposited into escrow) and issue 30,000 shares of ITI Common Stock. For additional information concerning such suit and other litigation pending against ITI and its subsidiaries, see "Business of ITI -- Legal Proceedings" below.

     Effect of Environmental Regulation. Installation operations of ITI and its licensees, as well as ITI's manufacturing facilities, are subject to various laws and regulations governing environmental protection, and changes in such laws and regulations may in the future adversely impact ITI's operations. For example, while many of ITI's direct installation operations have established monitoring programs relating to the use of solvents in the installation process, there can be no assurance that further restrictions will not be imposed on the use of solvents or the thermosetting resins used in the Insituform Process. See "Business of ITI -- Government Regulation" below.

     Fluctuations in Operating Results; Possible Volatility of Stock. ITI's net income or loss has fluctuated during the last five years as follows: net income of $116,000 in 1990 (when equity in earnings of associated companies, primarily IMA, was $1.2 million), net income of $16.7 million in 1991 ($10.6 million of which resulted from ITI's sale of its equity interest in IMA and the subsequent utilization of a capital loss carryforward), a net loss of $6.2 million in 1992 (reflecting $9.7 million in costs associated with the acquisition by ITI of Insituform Group Limited and a pre-tax charge of $4.9 million for restructuring costs), net income of $5.0 million and $8.6 million in 1993 and 1994, respectively, and net income of $3.0 million in the first half of 1995 (subsequent to an after-tax charge against second quarter 1995 earnings of approximately $2.2 million resulting from a litigation loss). See
"ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" below. During such period, the market price of the ITI Common Stock, as reported on The Nasdaq Stock Market, fluctuated from a high price of $26.50 to a low price of $2.44. At September 14, 1995, the closing sales price per share of ITI Common Stock reported on The Nasdaq Stock Market was $14.94. The market price of the ITI Common Stock may be subject to fluctuations in response to variations in ITI's operating results, market conditions and economic factors.

     Seasonality; Effect of Inclement Weather. Historically, the work reported by ITI's licensees (including affiliated licensees) in the first calendar quarter of the year has been disproportionately low, averaging, for the past five years, approximately 21% of the work they reported over the full year. Seasonal variations arising from the budgetary and appropriations process of the governmental customers of ITI and its licensees and the contraction of pipeline rehabilitation activity in certain regions during severe weather conditions may contribute to interim fluctuations in ITI's results of operations.

     Dividend Policy. ITI has never paid cash dividends on the ITI Common Stock. ITI's present policy is to retain earnings to provide funds for the operation and expansion of its business. It is anticipated that after the Merger, ITI's board will review ITI's earnings, financial condition, cash flows, financing agreements and other relevant factors in making determinations regarding future dividends, if any. ITI's and IMA's credit agreements currently limit their ability to pay cash dividends. There can be no assurance that ITI will pay any cash dividends in the future.

     Control. If the Merger Agreement, and the transactions contemplated thereby, are approved by the ITI Stockholders and the other conditions to the parties' obligations under the Merger Agreement are satisfied or waived, ITI has agreed that: (x) its Board of Directors will be expanded as of the Effective Time of the Merger hereinafter defined to include 13 members, of whom Paul A. Biddelman, Brian Chandler, Douglas K. Chick, James D. Krugman and Silas Spengler will constitute the "INA Group," William Gorham, Steven Roth, Sheldon Weinig and Russell B. Wight, Jr. will constitute the "IGL Group," Jerome Kalishman, Robert
W. Affholder and Alvin J. Siteman will constitute the "IMA Group," and the remaining member will consist of Jean-Paul Richard, ITI's President and chief executive officer, such members to be divided into classes with terms expiring at staggered intervals, and (y) during the period from the Effective Time until December 9, 1998 (the "Term"), ITI will nominate and recommend for re-election to the ITI Board of Directors each such member or his successor designated by the remaining members of that director's group. The INA Group and the IGL Group, together with Mr. Richard, comprise the current Board of Directors of ITI, and the IMA Group has been designated for appointment by IMA. Messrs. Roth and Wight are general partners in Interstate Properties, which beneficially owns approximately 11.3% of the outstanding ITI Common Stock, and Messrs. Chandler and Chick are members of a group (the "Ringwood Group"), within the meaning of
Section 13(d)(3) under the Exchange Act, which beneficially owns approximately 10.1% of the outstanding ITI Common Stock. Messrs. Kalishman (together with his wife, Nancy F. Kalishman) and Affholder beneficially own approximately 76.6% and 19.1%, respectively, of the outstanding IMA Class B Common Stock, which as a class is entitled to elect 55% of the IMA Board of Directors (rounded up to the nearest whole number), and 10.9% and 8.0%, respectively, of the outstanding IMA Class A Common Stock (exclusive of shares issuable upon conversion of IMA Class A Common Stock). Immediately following the consummation of the Merger, Mr. Kalishman (and his wife), Interstate Properties, the Ringwood Group and Mr. Affholder will own approximately 11.9%, 6.1%, 5.5% and 4.8%, respectively, of the outstanding ITI Common Stock. See "The Merger -- Management of ITI Following Consummation of the Merger" below.

     Conflicts of Interest. ITI has entered into certain remuneration arrangements with Messrs. Krugman and Richard and, pursuant to the Merger Agreement, will enter into agreements with Messrs. Kalishman and Affholder. See "Management of ITI -- Certain Agreements with Directors and Executive Officers" and "The Merger -- Interests of Certain Persons in the Merger and Related Transactions" below. ITI has provided loan arrangements for the benefit of members of the Ringwood Group, has paid fees for professional services to Mr. Krugman's firm and obtained financing from Mr. Biddelman's firm, and, after consummation of the Merger, will use certain equipment currently owned by a partnership in which Messrs. Kalishman and Affholder are partners. See "Election of ITI Directors -- Compensation Committee Interlocks and Insider Participation" and "-- Other Information Concerning Nominees for Directors, Directors, Officers and Stockholders" and "The Merger -- Interests of Certain Persons in the Merger and Related Transactions" below. Messrs. Chandler and Chick and their affiliates have been engaged in the development of certain pipeline rehabilitation and repair processes which relate to the business of ITI and could be competitive with such business. See "Election of ITI Directors -- Other Information Concerning Nominees for Director, Directors, Officers and Stockholders" below. All current ITI directors will continue as directors of ITI after the Effective Time. Pursuant to the Merger Agreement, ITI has entered into a registration rights agreement with Mr. Affholder and Xanadu Investments, L.P.; and after the Effective Time ITI will continue in effect certain indemnification arrangements covering officers and directors of IMA (including Messrs. Kalishman, Affholder and Siteman, who will become directors of ITI after the consummation of the Merger) with respect to events occurring prior to the Effective Time. See "The
Merger -- Registration Rights Agreement" and "-- Interests of Certain Persons in the Merger and Related Transactions" below. ITI also is a party to customary indemnification arrangements with its incumbent directors.

     Exchange Rate Fluctuations. Adverse fluctuations in the exchange rates between the United States dollar and the currencies of other countries in which ITI operates or has licensees may have a negative impact on ITI's consolidated results during the reporting period affected by such fluctuations. While ITI intends to manage any such foreign currency exposure in the context of discrete commercial transactions, the failure of ITI to offset its exposure to currency fluctuations could materially impact ITI's financial results.

     Anti-Takeover Provisions. The ITI Charter and ITI's By-Laws contain provisions that may have the effect of perpetuating existing management and discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium from a potential bidder. These provisions include: (i) the classification of the ITI Board of Directors, (ii) the restriction that directors can only be removed for cause and only by a vote of the stockholders,
(iii) the elimination of the stockholders' ability to act by written consent, and (iv) the ability of the ITI Board of Directors (without a stockholder vote) to issue one or more series of preferred stock with such voting rights and other provisions as the board may determine. See "Description of Capital Stock of ITI -- Anti-Takeover Provisions."

     Shares Eligible for Future Sale. As of September 1, 1995, approximately 7,720,077 shares of ITI Common Stock to be issued pursuant to the Merger will be eligible for immediate sale in the public market and approximately 4,703,704 shares will be held by affiliates of ITI and IMA. Certain agreements entered into by such affiliates prohibit them from disposing of any ITI Common Stock until after the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated, after which time such shares will be eligible for sale under Rule 144 or Rule 145 of the Securities Act, as applicable. As of September 1, 1995, ITI has also reserved up to 490,457 shares for issuance upon the exercise of outstanding stock options granted by IMA, and additional options that IMA is permitted to grant under the Merger Agreement, that will be assumed by ITI in the Merger, which shares will be registered on a Form S-8 registration statement as soon as is practicable following the consummation of the Merger. In addition, registration rights have been granted to Mr. Affholder and Xanadu Investments, L.P. with respect to approximately 4,530,696 shares of ITI Common Stock to be held by them and their affiliates (all, except 1,000 shares, of which are issuable pursuant to the Merger). Sales of substantial amounts of ITI Common Stock after the consummation of the Merger could adversely affect the prevailing market price of ITI Common Stock. See "Unaudited Pro Forma Combined Condensed Financial Information," "The Merger -- Basic Terms of Merger
Agreement -- Treatment of IMA Stock Options," "-- Resales of ITI Common Stock," "-- Registration Rights Agreement" and "-- Pooling Letters" below.

CERTAIN CONSIDERATIONS RELATING TO THE MERGER

     Non-Insituform Operations. Although rehabilitation activities, primarily utilizing the Insituform Process, have traditionally been the principal activity of IMA, at June 30, 1995 backlog from rehabilitation projects accounted for $40.2 million of aggregate backlog of $65.2 million at such date, while backlog from tunneling and corrosion and abrasion protection operations accounted for $17.4 million and $7.6 million of such aggregate amount, respectively. During the nine months ended June 30, 1995 and the fiscal year ended September 30, 1994, approximately 51% and 22%, respectively, of IMA's consolidated revenues were derived from non-Insituform Process operations, principally consisting of such tunneling and corrosion and abrasion protection activities. See "Business of IMA" below.

     Competition; Development of Additional Products. The pipeline reconstruction, rehabilitation and repair business is highly competitive and IMA has numerous competitors in that market. In recent years, additional trenchless rehabilitation methods competing with the Insituform Process have been introduced by other companies, which may provide an alternative to more traditional pipeline rehabilitation approaches and to the Insituform Process. Although IMA is the exclusive North American licensee of Ashimori Industry Co. Ltd. ("Ashimori") proprietary pipeline rehabilitation technologies, and is actively pursuing development of its Ashimori products business, the Ashimori products licensed to IMA are in various stages of development and require significant financial support, and IMA may not be successful in achieving the market acceptance which would generate a profit contribution consistent with IMA's evaluation of the future potential of such products.

     Western Hemisphere Business; Exchange Rate Fluctuations. IMA's business, in particular its activities utilizing corrosion and abrasion protection methods, includes operations outside of the United States, such as those of its subsidiaries in Canada and Chile. During the nine months ended June 30, 1995 and the fiscal year ended September 30, 1994, operations outside of the United States represented 27% and 15%, respectively, of IMA's consolidated revenues. As such activities expand further, the political, economic and regulatory environment in which such subsidiaries operate will increasingly affect IMA's business, as will adverse fluctuations in the exchange rates between the United States dollar and the currencies of other countries in which IMA operates.

     Dependence on Governmental Customers. IMA's business is substantially dependent upon revenues generated from customers which are municipalities and state agencies. During fiscal 1994, these customers accounted for approximately 75% of IMA's revenues. There can be no assurance that IMA's business will not be adversely affected by fiscal policies of state and local governments or by the policy of the federal government in connection with various projects. Government contracts generally are obtained through competitive bidding and may be amended or terminated at the convenience of the respective governmental agencies. IMA's four largest customers in fiscal 1994 were municipalities and state agencies which accounted for approximately 39% of IMA's contract revenues. See "Business of IMA -- Customers" below.

     Reliance on Patents. Although IMA relies upon its own and licensed know-how to exploit the Insituform Process and other trenchless technologies, it also relies on a series of patents relating to the Insituform Process and such other technologies. Certain important Insituform Process patents have already expired in IMA's licensed territory. The invalidity or expiration of patents covering technology licensed to IMA could have a material adverse effect on IMA's business. See "Business of IMA -- License Agreements and Patents" below.

     Outstanding Issues Between ITI and IMA. As a result of any termination of the Merger Agreement prior to completion of the Merger, ITI and IMA would be released from their respective obligations under a cooperation agreement entered into in April 1995, as amended. While in effect, such agreement postpones assertion by the parties of any rights in dispute as a result of IMA's consummation of the Enviroq Acquisition without consent of ITI. See "The
Merger -- Background" and "Business of ITI -- Legal Proceedings" below for a description of such agreement and litigation commenced by ITI against IMA and Enviroq prior to the execution of such agreement, and other disputes between the parties. ITI has also communicated to IMA its concerns regarding the ability of IMA to operate in compliance with its existing Insituform licenses in view of IMA's commercialization of the PALTEM systems. ITI and IMA would anticipate prosecution or reinstatement of the foregoing litigation if the Merger Agreement were terminated prior to completion of the Merger, or other litigation addressing the same subject matter or other matters, or possibly other approaches to resolving the outstanding issues between the parties, in the absence of mutually agreeable alternative arrangements. See "The
Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement -- Board of Directors of ITI" and "-- Board of Directors of IMA" below.

     Effect of Environmental Regulation. IMA's operations facilities are subject to state and federal environmental protection regulations and, in compliance therewith, IMA has established a monitoring program relating to its solvents. Although, IMA does not anticipate any material impediments to its business arising from existing or anticipated future regulations or requirements, changes in such laws and regulations may in the future adversely impact IMA's operations. See "Business of IMA -- Regulations and Bonding."

     Conflicts of Interest. Messrs. Kalishman (together with his wife, Nancy F. Kalishman) and Affholder beneficially own approximately 76.6% and 19.1%, respectively, of the outstanding IMA Class B Common Stock, which as a class is entitled to elect 55% of the IMA Board of Directors (rounded up to the nearest whole number), and 10.9% and 8.0%, respectively, of the outstanding IMA Class A Common Stock

(exclusive of shares issuable upon conversion of IMA Class B Common Stock). IMA has designated three of its current directors, Messrs. Kalishman, Affholder and Siteman, to become directors of ITI as of the Effective Time. Under the terms of the Merger Agreement, ITI has entered into a registration rights arrangement with Mr. Affholder and Xanadu Investments, L.P., and is obliged to undertake certain obligations with respect to the indemnification of officers and directors of IMA. In addition, upon the consummation of the Merger, ITI will enter into agreements with Messrs. Kalishman and Affholder with respect to their continuing positions in ITI and will use certain equipment currently owned by a partnership agreement in which Messrs. Kalishman and Affholder are partners. See. "The Merger -- Interests of Certain Persons in the Merger and Related Transactions" below.

     Seasonality; Potential Adverse Effects of Weather. IMA's business may be affected by various climatic seasons through its operating territories, as well as by the fiscal years and budgetary processes of IMA's governmental customers. In July 1993, IMA's headquarters and operations facilities in St. Louis were severely damaged by flooding and all activities that were performed at these facilities temporarily were relocated. There can be no assurance that severe weather conditions will not in the future adversely effect IMA's operations in a material respect.

     Significant Premium on IMA Class A Common Stock. On May 23, 1995, the last full trading day prior to the public announcement of the Merger Agreement, the closing sales price per share of ITI Common Stock reported on The Nasdaq Stock Market was $13.50 and the closing sales price per share of IMA Class A Common Stock was $12.00. Accordingly, the Conversion Ratio represents a significant premium paid for the IMA Class A Common Stock, based on such market prices. Although the ITI Board of Directors has determined, based on a number of factors (including the opinion of Merrill Lynch & Co. that the consideration to be paid by ITI in the Merger is fair, from a financial point of view, to ITI) that the Merger is in the best interests of ITI and the ITI Stockholders, there can be no assurance that the evaluations by, and the underlying assumptions of, the ITI Board of Directors and its advisors will materialize, that unanticipated events and circumstances will not occur, or that subsequent operations of IMA or ITI will not vary, possibly in material respects, from conditions projected so as to result in the failure of ITI to realize the anticipated value of its transaction with IMA. See "The Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger -- Board of Directors of ITI" below.

                      INFORMATION CONCERNING THE MEETINGS

THE ITI MEETING

     Purpose of the Meeting. This Joint Proxy Statement/Prospectus is being furnished by ITI to the ITI Stockholders in connection with the solicitation of proxies by the Board of Directors of ITI for use at the ITI Meeting. At the ITI Meeting, ITI Stockholders will consider and vote upon (i) the Merger Agreement and the transactions contemplated thereby, (ii) the proposal to approve the Capitalization Amendment, (iii) the proposal to approve the Board Vacancy Amendment, (iv) the election of four Class III directors for the ensuing three-year term, (v) the proposal to authorize ITI's Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary, and (vi) such other business as may properly come before the ITI Meeting. The consummation of the Merger is subject to approval of the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, neither of which will become effective until consummation of the Merger.

     THE BOARD OF DIRECTORS OF ITI BELIEVES THAT THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, THE APPROVAL OF THE PROPOSED CAPITALIZATION AMENDMENT AND THE APPROVAL OF THE PROPOSED BOARD VACANCY AMENDMENT ARE IN THE BEST INTERESTS OF ITI AND THE ITI STOCKHOLDERS AND RECOMMENDS THAT THE ITI STOCKHOLDERS VOTE FOR APPROVAL OF EACH SUCH PROPOSAL, FOR THE ELECTION OF THE FOUR CLASS III DIRECTORS NAMED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND FOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF ITI TO ADJOURN THE ITI MEETING TO PERMIT THE FURTHER SOLICITATION OF PROXIES, IF NECESSARY. See "The Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement -- Board of Directors of ITI," "The Capitalization Amendment," "The Board Vacancy Amendment," "Election of ITI Directors" and "Adjournment of Meetings" below.

     Date, Time and Place of Meeting. The ITI Meeting will be held on October 12, 1995 at The Hilton-Memphis East, 5069 Sanderlin Avenue, Memphis, Tennessee at 10:00 a.m., local time.

     Record Date; Stockholders Entitled to Vote and Required Vote. Only holders of record of ITI Common Stock at the close of business on August 30, 1995 are entitled to notice of and to vote at the ITI Meeting. On August 30, 1995, 14,609,804 shares of ITI Common Stock were outstanding and entitled to vote. On August 30, 1995, there were 1,842 holders of record of ITI Common Stock.

     The presence in person or by proxy of holders of a majority of the outstanding shares of ITI Common Stock is necessary to constitute a quorum at the ITI Meeting. At the ITI Meeting, each holder of ITI Common Stock will be entitled to one vote for each share held.

     If there are insufficient votes to constitute a quorum or for approval of the Merger Agreement, the Capitalization Amendment or the Board Vacancy Amendment, the ITI Meeting would be adjourned in order to permit further solicitation of proxies. The affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock is required to approve the proposals to approve, respectively, the Merger Agreement, the Capitalization Amendment and the Board Vacancy Amendment. Directors are elected by a plurality vote. The proposal to authorize ITI's Board of Directors to adjourn the ITI Meeting in order to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the shares of ITI Common Stock present in person or represented by proxy and entitled to vote at the ITI Meeting.

     As of August 30, 1995, directors and executive officers of ITI and their affiliates beneficially owned an aggregate of 3,879,047 shares of ITI Common Stock (approximately 25.6% of the aggregate shares of ITI Common Stock then outstanding) entitled to notice of and to vote at the ITI Meeting.

     Other Business. The management of ITI does not intend to present and does not have any reason to believe that others will present, at the ITI Meeting, any item of business other than those set forth herein. However, if any other business is properly presented at the ITI Meeting and may properly be considered and acted upon, proxies will be voted by those named on the proxy card in their best judgment.

     Proposals by ITI Stockholders. Stockholder proposals intended to be presented at the 1996 Annual Meeting of Stockholders of ITI must be received by ITI by May 21, 1996 in order to be considered for inclusion in ITI's Proxy Statement relating to its 1996 Annual Meeting.

THE IMA MEETING

     Purpose of the Meeting. This Joint Proxy Statement/Prospectus is being furnished by IMA to the IMA Stockholders in connection with the solicitation of proxies by the Board of Directors of IMA for use at the IMA Meeting. At the IMA Meeting, IMA Stockholders will consider and vote upon (i) a proposal to approve the Merger Agreement and the transactions contemplated thereby, (ii) a proposal to authorize IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary, and (iii) such other business as may properly come before the IMA Meeting.

     THE BOARD OF DIRECTORS OF IMA BELIEVES THAT THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY IS IN THE BEST INTERESTS OF IMA AND THE IMA STOCKHOLDERS AND RECOMMENDS THAT THE IMA STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND FOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF IMA TO ADJOURN THE IMA MEETING TO PERMIT THE FURTHER SOLICITATION OF PROXIES, IF NECESSARY. See "The Merger -- Recommendations of the Boards of Directors; Reasons for Approving the Merger Agreement -- Board of Directors of IMA" and "Adjournment of Meetings" below.

     Date, Time and Place of Meeting. The IMA Meeting will be held on October 12, 1995 at the Sheraton West Port Plaza Hotel, 900 West Port Plaza, St. Louis, Missouri at 10:00 a.m., local time.

     Record Date; Stockholders Entitled to Vote and Required Vote. Only holders of record of IMA Class A Common Stock and IMA Class B Common Stock at the close of business on September 1, 1995 are entitled to notice of and to vote at the IMA Meeting. On September 1, 1995, 8,330,303 shares of IMA Class A Common Stock and 2,472,985 shares of IMA Class B Common Stock were outstanding and entitled to vote. On September 1, 1995, there were 731 holders of record of IMA Class A Common Stock and six holders of IMA Class B Common Stock.

     The presence in person or by proxy of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock as a single class is necessary to constitute a quorum at the IMA Meeting. At the IMA Meeting, each holder of IMA Class A Common Stock and each holder of IMA Class B Common Stock will be entitled to one vote for each share held.

     If there are insufficient votes to constitute a quorum or for approval of the Merger Agreement, the IMA Meeting would be adjourned in order to permit further solicitation of proxies. The affirmative vote of holders of a majority of the outstanding shares of IMA Class A Common Stock and IMA Class B Common Stock voting together as one class is required to approve the Merger Agreement and the transactions contemplated thereby. The proposal to authorize IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary, requires the affirmative vote of holders of a majority of the shares of IMA Class A Common Stock and IMA Class B Common Stock present in person or represented by proxy and entitled to vote at the IMA Meeting voting together as one class.

     As of September 1, 1995, directors and executive officers of IMA and their affiliates beneficially owned an aggregate of 4,197,835 shares of IMA Class A Common Stock and IMA Class B Common Stock (approximately 38.5% of the aggregate shares of IMA Class A Common Stock and IMA Class B Common Stock then outstanding) entitled to notice of and to vote at the IMA Meeting.

     Other Business. The management of IMA does not intend to present and does not have any reason to believe that others will present, at the IMA Meeting, any item of business other than those set forth herein. However, if any other business is properly presented at the IMA Meeting and may properly be considered and acted upon, proxies will be voted by those named on the proxy card in their best judgment.

     Proposals by IMA Stockholders. If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, stockholders of IMA will become stockholders of ITI at the Effective Time. In order to be eligible for inclusion in ITI's proxy materials for the 1996 Annual Meeting of Stockholders of ITI, any stockholder proposal to take action at such meeting must be received at the principal executive offices of ITI, 1770 Kirby Parkway-Suite 300, Memphis, Tennessee 38138 no later than May 21, 1996. If the Merger is not consummated, IMA would plan to hold a 1996 Annual Meeting of Stockholders. In the event the Merger is not consummated before such date, any stockholder who wishes to present a proposal for inclusion in the proxy materials for IMA's 1996 Annual Meeting of Stockholders must have submited such proposal to IMA no later than September 12, 1995.

ABSTENTIONS AND BROKER NON-VOTES

     At the ITI Meeting and the IMA Meeting, abstentions and broker non-votes (as hereinafter defined) will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. For the purpose of determining the vote required for approval of matters to be voted on at such meetings, shares held by stockholders who abstain from voting will be treated as being "present" and "entitled to vote" on the matter and, thus, an abstention has the same effect as a vote against the matter. In the case of a broker non-vote, such shares will not be treated as "present" and "entitled to vote" on the matter. Accordingly, a broker non-vote will also have the same effect as a vote at the ITI Meeting against approval of the Merger Agreement, the Capitalization Amendment and the Board Vacancy Amendment, or at the IMA Meeting against approval of the Merger Agreement. In the election of directors, and in the determination of whether to authorize ITI's Board of Directors and IMA's Board of Directors to adjourn, respectively, the ITI Meeting or the IMA Meeting to permit the further solicitation of proxies, if necessary, a broker non-vote or the withholding of a proxy's authority will have no effect on the outcome of the vote on the matter. A "broker non-vote" refers to shares represented at such meetings in person or by proxy by a broker or nominee where such broker or nominee (i) has not received voting instructions on a particular matter from the beneficial owners or persons entitled to vote; and (ii) the broker or nominee does not have the discretionary voting power on such matter.

SOLICITATION, REVOCATION AND USE OF PROXIES

     All holders of ITI Common Stock represented at the ITI Meeting by properly executed proxies received prior to or at the ITI Meeting, and all holders of IMA Class A Common Stock and IMA Class B Common Stock represented at the IMA Meeting by properly executed proxies received prior to or at the IMA Meeting, unless such proxies previously have been revoked, will be voted at such meetings, respectively, in accordance with the instructions on the proxies. If no contrary instructions are indicated, such proxies will be voted at the ITI Meeting FOR the approval of the Merger Agreement and the transactions contemplated thereby, FOR the approval of the proposed Capitalization Amendment, FOR the approval of the proposed Board Vacancy Amendment, FOR the election of the four Class III directors named in this Joint Proxy Statement/ Prospectus, and FOR authorization of ITI's Board of Directors to adjourn the ITI Meeting to permit the further solicitation of proxies, if necessary. If no contrary instructions are indicated, such proxies will be voted at the IMA Meeting FOR the approval of the Merger Agreement and the transactions contemplated thereby and FOR authorization of IMA's Board of Directors to adjourn the IMA Meeting to permit the further solicitation of proxies, if necessary.

     Any proxy given pursuant to this solicitation with respect to the ITI Meeting may be revoked by the person giving it at any time before the beginning of the ITI Meeting. Proxies may be revoked by filing with the Secretary of ITI written notice of revocation bearing a later date than the proxy, by duly executing a later-dated proxy relating to the same ITI Common Stock, or by attending the ITI Meeting and voting in person (although attendance at the ITI Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy with respect to the ITI Meeting should be sent to Secretary, Insituform Technologies, Inc., 1770 Kirby Parkway, Suite 300, Memphis, Tennessee 38138.

     Any proxy given pursuant to this solicitation with respect to the IMA Meeting may be revoked by the person giving it at any time before the beginning of the IMA Meeting. Proxies may be revoked by filing with the Secretary of IMA written notice of revocation bearing a later date than the proxy, by duly executing a later-dated proxy relating to the same IMA Class A Common Stock or IMA Class B Common Stock, or by attending the IMA Meeting and voting in person (although attendance at the IMA Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy with respect to the IMA Meeting should be sent to Secretary, Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005.

     Proxies will be solicited by use of the mails. Directors, officers and employees of ITI and IMA and their respective subsidiaries also may solicit proxies by telephone, telegram or personal contact and such persons will receive no additional compensation for such services. Copies of solicitation materials will be furnished to fiduciaries, custodians and brokerage houses for forwarding to beneficial owners of ITI Common Stock and IMA Class A Common Stock held in their names. ITI has also engaged Morrow & Co., Inc., 345 Hudson Street, New York, New York 10011, to aid in the solicitation of proxies with respect to the ITI Meeting for a fee estimated at $7,500 plus reimbursement for reasonable and customary out-of-pocket expenses. ITI and IMA will bear the cost of mailing the proxy material in connection with, respectively, the ITI Meeting and the IMA Meeting. ITI and IMA will each bear one-half of the filing and printing costs in connection with this Joint Proxy Statement/Prospectus.

DISSENTERS' RIGHTS

     Neither holders of ITI Common Stock, nor holders of IMA Class A Common Stock nor IMA Class B Common Stock, have any appraisal rights under Delaware law with respect to any of the matters to be voted on at the ITI Meeting or the IMA Meeting, respectively.

RELATIONSHIP WITH INDEPENDENT AUDITORS

     The ITI Board of Directors has selected BDO Seidman, LLP, independent certified public accountants, as the auditors of ITI for the year ending December 31, 1995. Such firm has audited the consolidated financial statements of ITI for the year ended December 31, 1994. One or more representatives of BDO Seidman, LLP are expected to be present at the ITI Meeting, and will be given an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions by ITI Stockholders.

     KPMG Peat Marwick LLP reported on IMA's financial statements for fiscal 1994, and it is anticipated that such firm will be appointed to serve as IMA's auditors for fiscal 1995. One or more representatives of KPMG Peat Marwick LLP are expected to be present at the IMA Meeting with the opportunity to make a statement if they desire to do so. Representatives of such firm also will be available to respond to appropriate questions from stockholders.

                                   THE MERGER

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement which is attached as Annex A to this Joint Proxy
Statement/Prospectus and is incorporated herein by reference.

     ALL ITI STOCKHOLDERS AND IMA STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT, AS WELL AS THE OTHER ANNEXES, IN THEIR ENTIRETY.

BACKGROUND

     IMA became a licensee of ITI for the Insituform Process in December 1982 and began to perform significant Insituform operations during 1984. Since 1982 and through the completion of its most recent fiscal year, IMA's licensed Insituform territory was expanded on five separate occasions, so as to cover all or a portion of 17 states, Puerto Rico and the U.S. Virgin Islands. In addition, IMA historically has purchased substantially all its requirements of the polyester-fiber felt tubing, known as the Insitutube, from ITI. In December 1990, IMA became a licensee of ITI for the NuPipe Process, and entered into arrangements to purchase from ITI its thermoplastic folded pipe used for the NuPipe Process. See "Business of ITI" and "Business of IMA" below.

     ITI, as part of a policy of stimulating royalties and sales of its products, initially invested in IMA in February 1984, successively acquiring shares of IMA preferred stock, which subsequently were converted into common equity. Also, in 1989, ITI acquired additional common equity in connection with the transactions relating to IMA's acquisition of Insituform North, Inc. and Insituform de Puerto Rico, Inc. In May 1991, pursuant to an underwritten public offering registered under the Securities Act, ITI completed the sale of its entire equity position in IMA (constituting approximately 26% of the outstanding equity of IMA), which generated proceeds aggregating $22.1 million, net of underwriting discounts.

     As a consequence of the ongoing business relationships in the ordinary course between ITI and IMA, a number of issues arose out of the operations of the parties' respective businesses, including aspects of their licensor-licensee and supplier-customer relationships. Although these issues did not arise in the context of discussions relating to the Merger, they affected the companies' respective determinations concerning the Merger and the transactions contemplated thereby.

     Commencing in 1991, ITI initiated activities in the United States as a direct installer using trenchless methods through the acquisition of domestic Insituform licensees, acquiring the controlling interest in Insituform Southwest (in March 1991), H.T. Schneider, Inc., the parent of Insituform of New England, Inc. (in December 1992), Naylor Industries, Inc., the parent of Insituform Gulf South, Inc. (in July 1993), Insituform Midwest, Inc. (in July 1993), and Gelco Services, Inc. and its affiliates (in October 1994). From time to time, IMA communicated to ITI that, in view of such strategy, IMA believed that it was in IMA's strategic interest to reduce its dependence on ITI as a provider of technology and materials. In furtherance of its strategy, in 1991, IMA acquired companies offering the Tite Liner Process in the United States and worldwide.

     Also, pursuant to its strategy of expanding its technological support, in mid-1992 IMA entered into negotiations with Ashimori with respect to its acquisition of rights to current and future Ashimori pipeline rehabilitation technologies in North America, known as the PALTEM systems. In September 1992, IMA entered into arrangements with Ashimori providing for IMA's acquisition of an exclusive license to offer the PALTEM systems in substantially all of North America and the exclusive right in such territory to utilize and sell materials manufactured by Ashimori for use in pipeline rehabilitation. By letter dated October 2, 1992, ITI communicated to IMA, among other things, ITI's concerns regarding the ability of IMA to operate in compliance with its Insituform licenses in view thereof. See "Business of ITI -- Licensing Operations" below.

     On October 26, 1992, IMA announced publicly an agreement-in-principle with Ashimori, and disclosed ITI's concerns and indicated that IMA had advised ITI that IMA had fulfilled and would continue to fulfill all of its commitments to ITI and that IMA did not intend to engage in any actions violative of its Insituform Process licenses as a result of offering PALTEM systems or otherwise. IMA also indicated that IMA and ITI were engaged in discussions aimed at achieving an arrangement in which ITI and its licensees would offer non-gas applications of the PALTEM systems.

     Thereafter, through the remainder of 1993 and into 1994, the companies exchanged various communications relating to matters in contention, such as:
IMA's potential obligations to ITI with regard to cross-over royalties arising from work done by IMA in Insituform territories assigned to licensees acquired by ITI; the ability of ITI's contracting subsidiaries to cross-over into territory assigned to IMA under its Insituform licenses; and claims by IMA to use of ITI's manufacturing know-how. By agreement dated April 15, 1994, ITI and IMA agreed that, until further notice and without prejudice to either party's position, ITI and its subsidiaries may operate in IMA's territories upon payment of the cross-over payment provided for under the applicable Insituform license agreements with IMA.

     During early 1994, Jean-Paul Richard, President and Chief Executive Officer of ITI, and E. Randolph Jayne II, former President of IMA, engaged in a number of discussions relating to Mr. Richard's suggestion regarding the possibility of forming a joint venture with respect to the companies' respective domestic contracting operations. The discussions led to a meeting on February 14, 1994 at which representatives of ITI and IMA discussed various means of resolving outstanding issues. At a regular meeting of the ITI Board of Directors on March 7, 1994, the Board of ITI was apprised of the outstanding issues with IMA and authorized management to continue discussions with IMA.

     On May 1, 1994, Messrs. Richard and Jayne met in Memphis to continue the discussion of various means of resolving outstanding issues. At such meeting, they determined that a combination of the two companies appeared to offer an approach for achieving the parties' strategic objectives, if the parties could resolve the issues which would likely arise in the process of negotiating a transaction. It was also understood that the parties would continue to pursue their respective business plans without regard to a possible transaction. On May 11, 1994, James D. Krugman, Chairman of the Board of ITI, and Mr. Richard, met with Jerome Kalishman, Chairman of the Board of IMA, and Robert M. Leopold, a director of IMA, to discuss the possibility of a combination of the companies. On May 17, 1994, the IMA Board considered and discussed at its regular quarterly meeting various strategic business issues concerning the relationship of ITI and IMA, including the possibility of a business combination.

     On June 9, 1994, Messrs. Kalishman, Jayne, Leopold, and Robert W. Affholder, Vice Chairman of IMA, on behalf of IMA, and Messrs. Krugman, Richard and William A. Martin, Senior Vice President -- Chief Financial Officer of ITI, on behalf of ITI, met in St. Louis to discuss the parties' respective views of possible business strategies for a combined company. At such time, the parties believed that a shared vision and common strategy was an essential precondition to proceeding with a possible transaction. The IMA representatives also expressed their belief that the United States contracting operations of the combined company should be headquartered in St. Louis under the direction of Mr. Affholder. In IMA's view, this approach would enable contracting operations of the combined company to maintain and build upon IMA's long-standing, customer-driven business strategy. ITI also indicated its belief that, as a result of consummation of any transaction, Mr. Affholder should become chief operating officer of North America contracting operations, with such focus.

     At a regular meeting of the Board of Directors of ITI held on June 14, 1994, the board was apprised of proposals for ITI and IMA to review the respective business plans of the companies, and the board authorized management to proceed in such regard, together with the informal advice of Merrill Lynch & Co. ("Merrill Lynch"), which had proposed the terms of a financial advisory agreement with ITI.

     On June 30, 1994, ITI and IMA entered into a confidentiality agreement and commenced exchange of confidential non-public information, to better facilitate investigation and evaluation of a possible transaction between the companies. Beginning in July 1994, Messrs. Krugman, Richard, Martin and Anthony W. Hooper, Senior Vice President -- Marketing of ITI, on behalf of ITI, and Messrs. Kalishman, Affholder, Jayne, Joseph F. Olson, Vice President -- Finance and Administration of IMA, and John Kalishman, Director of Marketing of IMA, on behalf of IMA, subject to the confidentiality agreement discussed the companies' respective business plans and financial forecasts with a view to determining whether there was any basis for future discussions.

     At IMA's regular quarterly board meeting held July 27, 1994, Mr. Kalishman briefed the board on the background of the discussions and Mr. Jayne reported on the current status. At its regular meeting held August 2, 1994, management of ITI reported to the ITI Board the status of such discussions with IMA and the board authorized continuation thereof.

     On August 30, 1994, IMA entered into a financial advisory agreement with Schroder Wertheim & Co. Incorporated ("Schroder Wertheim"). In early October 1994, Mr. Kalishman advised Mr. Krugman that, given the relative stock prices of ITI and IMA, Mr. Kalishman believed it was unlikely that a transaction could be achieved and suggested that negotiations be deferred indefinitely.

     On October 18, 1994, Mr. Krugman met with Mr. Kalishman in Chicago and discussed the timeliness of a transaction, given the respective needs of the two companies from a management perspective, in particular following the departure in September 1994 of Mr. Jayne from IMA. Mr. Krugman asked Mr. Kalishman to authorize IMA's financial advisors to explore possible economic terms for a combination and Mr. Kalishman agreed to do so. At a regular meeting of ITI's Board of Directors held on October 24, 1994, management apprised the board of continuing discussions with IMA, and the board endorsed the continuation thereof.

     On November 2, 1994, following a special IMA Board meeting at which the status of the communications with ITI was reviewed, IMA entered into an agreement dated such date (the "Enviroq Agreement") which provided for IMA's proposed acquisition of the pipeline rehabilitation business of Enviroq. Enviroq, through subsidiaries, was a licensee of ITI for the Insituform and NuPipe Processes in five states and the holder of a 42.5% partnership interest in Midsouth Partners, a licensee in all or a part of three additional states. IMA subsequently indicated to ITI IMA's position that the completion of the Enviroq Acquisition was not contingent upon Enviroq's obtaining ITI's consent thereto.

     On November 20, 1994, representatives of ITI and IMA met at the offices of Schroder Wertheim in New York, with representatives of Schroder Wertheim present on behalf of IMA and representatives of Merrill Lynch present on behalf of ITI, at which the respective business plans of the companies were distributed for consideration in an effort to present background information which could facilitate the determination of the relative values of the two companies. Each company presented a projection of its performance over the next three to five years. During these discussions, the parties considered that any possible transaction should be tax-free to IMA Stockholders and that the accounting treatment for any transaction should be on a pooling-of-interests basis, as allowed by generally accepted accounting principles. The parties further proposed to attempt to determine the economics of any transaction prior to resolving outstanding questions of corporate governance.

     Subsequently, Mr. Kalishman advised Mr. Krugman that, based upon IMA's evaluation of the information then available, it would not be interested in a transaction involving a conversion ratio that would provide to IMA Stockholders less equity in the surviving company than would be held by ITI Stockholders, and Mr. Krugman responded that such an arrangement would not be acceptable to ITI. On November 21, 1994, the IMA Board at a regular quarterly meeting, considered and discussed the issues between ITI and IMA.

     On December 5, 1994, Mr. Krugman met with Mr. Kalishman to ascertain IMA's possible continuing interest in a transaction with ITI on a basis involving another conversion ratio. Upon Mr. Kalishman's advising Mr. Krugman that IMA would not reconsider with respect to the conversion ratio, they agreed to meet to discuss possible resolutions of disputes and disagreements. Accordingly, on December 19, 1994 Messrs. Krugman, Richard, Kalishman and Affholder met in Memphis and discussed possible resolution of various issues between the companies, such as those involving IMA's commercialization of the PALTEM processes, cross-over activities regarding the Insituform Process and IMA's planned manufacturing activities, but did not agree to any definitive arrangements. At such meeting, the parties renewed discussions regarding a possible combination, and Messrs. Kalishman and Affholder advised the ITI representatives that IMA would reconsider IMA's requirement of a conversion ratio based upon equal total equity values if they were furnished information regarding ITI's research and development activities and future prospects which would justify a different relative valuation. Thereupon, representatives of ITI presented a status report on ITI's research and development initiatives and growth plans. Based upon such report, Messrs. Kalishman and Affholder withdrew the equal value requirement to allow negotiations to proceed.

     By letter dated January 4, 1995, Enviroq requested that ITI grant its consent under various Insituform and NuPipe licenses with Enviroq's subsidiaries in connection with the proposed Enviroq Acquisition. See "Business of ITI -- Licensing Operations -- Insituform License Agreements" below. Enviroq's letter requested a response by January 13, 1995. By letter dated January 13, 1995, Enviroq advised ITI that Enviroq did not expect a response to its prior letter by January 13, 1995 but that ITI be given every reasonable opportunity to consider Enviroq's request and that ITI proceed with all due diligence.

     At a regular meeting of the ITI Board of Directors held on January 24, 1995, the board was apprised of developments concerning the Enviroq Acquisition and discussions with IMA, and management presented an analysis of combined operations of ITI and IMA. The ITI Board authorized management to continue discussions with IMA including a potential combination of the companies, and to take appropriate steps to preserve ITI's rights in the context of the Enviroq Acquisition.

     On February 7, 1995, representatives of Merrill Lynch and Schroder Wertheim met to discuss a possible conversion ratio relative to a transaction between ITI and IMA. Based upon the conversion ratio suggested by Merrill Lynch at such time, IMA terminated its negotiations with respect to a proposed transaction.

     At IMA's annual board meeting on February 14, 1995, Mr. Kalishman reported to the IMA Board that, in view of the perceived inadequacy of the conversion ratio suggested by Merrill Lynch, he had terminated discussions with ITI regarding a possible merger. He also advised the board that management of IMA intended to proceed to explore a possible resolution of disputes and disagreements between the parties.

     Mr. Krugman and Mr. Kalishman met on February 21, 1995 in Naples, Florida for the purpose of discussing a resolution of the pending disputes between the parties. At such meeting, Mr. Krugman suggested that the parties continue attempts to achieve an agreement regarding a conversion ratio. Mr. Kalishman advised that reopening discussions regarding a conversion ratio should only be accomplished through IMA's financial advisor and after there was an agreement regarding corporate governance issues for a combined company. Messrs. Kalishman and Krugman agreed to meet in St. Louis with Mr. Richard on February 24, 1995 to discuss the issues between the companies. At such meeting, the possibility of a merger was revisited, and Mr. Krugman agreed to pursue the matter with representatives of Schroder Wertheim.

     On February 28, 1995, Mr. Krugman met with a representative of Schroder Wertheim to explore the principal terms of a transaction, including a possible range for the conversion ratio, consideration of the formation of a regular dividend policy with respect to the shares of ITI, the composition of the ITI Board and the roles of Messrs. Kalishman and Affholder in the management of the combined companies.

     On March 15, 1995, Mr. Krugman followed up with Schroder Wertheim by telephone and proposed the Conversion Ratio of 1.15 shares of ITI Common Stock for each share of IMA Class A Common Stock, and a board comprised of ten directors, six of whom would be named by ITI, three of whom would be designed by IMA and one of whom would be ITI's chief executive officer. Mr. Krugman further concurred, in view of previous discussions with IMA, that he not continue as Chairman of the Board, in favor of Mr. Kalishman. The representative of Schroder Wertheim indicated, on behalf of IMA, that he believed the terms would be substantially acceptable to IMA.

     On March 15 and 16, 1995, ITI's legal advisor communicated with IMA's legal advisor in order to confirm the proposed terms of a transaction between the companies, including the proposed Conversion Ratio, board composition and composition of management. On March 16, 1995, IMA's legal advisor communicated to ITI's legal advisor IMA's position that the board of directors after consummation of a transaction should be comprised of four members designated by ITI, the chief executive officer of the company and at least three and possibly four directors designated by IMA. On March 29, 1995, ITI's legal advisor submitted to IMA's legal advisor the working draft of an agreement and plan of merger so as to identify outstanding issues between the companies.

     On April 4, 1995, ITI publicly announced that it had declined to grant its consent, as requested by Enviroq under the various Insituform and NuPipe Process license agreements with Enviroq's subsidiaries, in connection with the transactions contemplated by the Enviroq Agreement. ITI also announced that it had filed an action (the "Declaratory Action") in Tennessee Chancery Court pursuant to which it sought a declaratory judgment confirming its action. See "Business of ITI -- Legal Proceedings" below. On April 4, 1995, ITI, Enviroq and IMA entered into and publicly announced an agreement (the "Cooperation Agreement") providing that no further action would be taken through April 30, 1995 in that lawsuit or any other court action taken through such date, pending attempts by the parties to resolve their differences.

     On April 11, 1995, Messrs. Krugman and Richard, together with Russell B. Wight, Jr., a director of ITI and partner of Interstate Properties, ITI's largest stockholder, and Brian Chandler and Douglas K. Chick, also both directors of ITI and members of the Ringwood Group, holding the next largest position in ITI's stock, met with Mr. Kalishman at the offices of Interstate Properties in Saddle Brook, New Jersey. During the meeting, the participants discussed the terms of a possible transaction between ITI and IMA and failed to resolve issues relating to board composition and Mr. Kalishman's future role in ITI after the effectuation of a transaction. Such failure was attributable, among other reasons, to the views of various ITI directors that certain principal ITI Stockholders had relied upon Mr. Krugman's serving as Chairman of the Board for the period determined in the context of ITI's acquisition of Insituform Group Limited in 1992, and that the Conversion Ratio reflected a substantial premium to market (while at the same time Messrs. Kalishman and Affholder, collectively, would own a substantially greater position in ITI's outstanding stock than any other single stockholder constituency), such that IMA should accept ITI's proposals regarding board composition and board chairmanship.

     On April 18, 1995, IMA completed the Enviroq Acquisition. On such date, ITI announced that it had entered into additional agreements with Enviroq and IMA to postpone through April 30, 1995 assertion by ITI of any rights under the Insituform and NuPipe Process license agreements with Enviroq's subsidiaries, and any rights under the partnership agreement of Midsouth Partners (see "Business of ITI -- Investments" below), arising as a result of the acquisition of Enviroq by IMA without ITI's consent.

     On April 21, 1995, Mr. Richard met with Mr. Kalishman to discuss alternative corporate governance arrangements for the board of directors of the combined companies, and proposed that the board be comprised of thirteen directors, ten of whom would be the current ITI directors (including ITI's Chief Executive Officer) and three of whom would be designated by IMA (the "April Board Proposal"). Mr. Kalishman indicated that he would recommend such proposal to the IMA Board and concurred that any future dividend policy would be a matter for determination by ITI's Board of Directors.

     At a regular meeting of the Board of Directors of ITI held on April 25, 1995, the terms of the proposed agreement and plan of merger and the transactions contemplated thereby as of such date were presented to the board. At the meeting, management presented an analysis of the proposed transaction, Merrill Lynch reviewed for the board certain financial calculations for consideration by the board in evaluating the transaction proposed and ITI's legal counsel reviewed legal matters pertinent to such transactions. The board authorized management to propose a transaction with IMA providing for the Conversion Ratio and the April Board Proposal and to continue negotiation of Mr. Kalishman's role in ITI after the effectuation of a transaction. On April 25, 1995 following the board meeting, Messrs. Krugman and Richard telephoned Mr. Kalishman and proposed a transaction providing for the Conversion Ratio and the April Board Proposal. They further advised Mr. Kalishman that, although ITI would be prepared to accept his serving as co-chairman of the ITI Board, the ITI Board's support for the transaction would be strengthened if Mr. Kalishman were then to agree to serve in a newly-created position of Vice Chairman of the Board of ITI and as a consultant of ITI for a period of two years.

     On April 28, 1995, ITI publicly announced that it had agreed with IMA to extend through May 31, 1995 the period during which ITI would postpone assertion of any rights in dispute as a result of the consummation of the Enviroq Acquisition by IMA without consent of ITI. During such period, the parties agreed not to take further action in the Declaratory Action regarding such matters, except for certain procedural actions to preserve the parties' rights.

     On May 8, 1995, Mr. Kalishman communicated to ITI IMA's willingness to proceed to conclude a transaction providing for the Conversion Ratio, the April Board Proposal, and the appointment of Mr. Kalishman as Vice Chairman of the Board of ITI and his engagement as consultant.

     At a regular quarterly meeting of the IMA Board held May 12, 1995, the terms of the proposed merger and related transactions were presented to the directors. At the meeting, the board considered presentations from IMA management, representatives of Schroder Wertheim and IMA's legal counsel, which described and analyzed in detail the proposed business combination. The Schroder Wertheim representatives advised the IMA Board that, based upon their analysis of the information then available, they believed that their firm would be in a position to render an opinion that the Conversion Ratio was fair, from a financial point of view, to the IMA Stockholders. The board authorized management to continue negotiation of various terms of the Merger Agreement, including clarification of provisions relative to the future roles of Messrs. Kalishman and Affholder in the operations of the combined companies.

     On May 22, 1995, ITI entered into definitive financial advisory arrangements with Merrill Lynch.

     On May 22, 1995, the terms of the Merger Agreement and the transactions contemplated thereby were presented to the Board of Directors of IMA at a special telephonic meeting of the board. At the meeting, Schroder Wertheim presented an analysis of considerations attendant to the Merger and advised the IMA Board orally that the Conversion Ratio is fair, from a financial point of view, to the IMA Stockholders. The directors unanimously approved the terms of the Merger Agreement and the transactions contemplated thereby and authorized the execution of the Merger Agreement.

     On May 22, 1995, the terms of the Merger Agreement and the transactions contemplated thereby were presented to the Board of Directors of ITI at a special meeting of the board. At the meeting, the board considered presentations from ITI management, representatives of Merrill Lynch and ITI's legal counsel, and asked questions of ITI's independent auditors, regarding the proposed transactions. At the meeting, Merrill Lynch presented an analysis of the financial terms of the proposed Merger and advised the Board orally to the effect that, based upon the assumptions made, the matters considered, and the limitations on the review undertaken, as of such date, the consideration to be paid by ITI pursuant to the Merger is fair to ITI from a financial point of view. At the meeting, the directors authorized management to formulate arrangements with Interstate Properties, in order to confirm to Interstate that the period during which Interstate and its partners would be held to restrictions governing transactions in ITI and IMA stock, in order to support the accounting treatment of the transaction as a pooling-of-interests, would not be unduly extended. On May 23, 1995, the Board of Directors of ITI reconvened telephonically, at which time the directors unanimously approved the terms of the Merger Agreement and the transactions contemplated thereby and authorized the execution of the Merger Agreement.

     On May 23, 1995, ITI, ITI Sub and IMA executed the Merger Agreement.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS; REASONS FOR APPROVING THE MERGER AGREEMENT

     Board of Directors of ITI. THE BOARD OF DIRECTORS OF ITI BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE PROPOSED CONVERSION RATIO OF 1.15 SHARES OF ITI COMMON STOCK FOR EACH SHARE OF IMA CLASS A COMMON STOCK OUTSTANDING, ARE FAIR TO AND IN THE BEST INTERESTS OF ITI AND THE ITI STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT HOLDERS OF ITI COMMON STOCK VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

     At a special meeting of the Board of Directors of ITI held on May 23, 1995, the Board of Directors of ITI approved the Merger Agreement and the transactions contemplated thereby, including the issuance by ITI of 1.15 shares of ITI Common Stock to the IMA Stockholders for each share of IMA Class A Common Stock held subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of IMA Class B Common Stock. This approval followed, and was based upon discussions at, meetings of the Board of Directors of ITI at which matters relating to ITI and IMA were considered, held on March 7, June 14, August 2 and October 24, 1994 and January 24, April 25, May 22 and May 23, 1995. In arriving at its conclusion, the Board of Directors of ITI received presentations from, and reviewed carefully the terms and conditions of the Merger Agreement with, its management, counsel and financial advisor. Thereafter, the Board of Directors of ITI approved the Merger Agreement and the transactions contemplated thereby.

     Such determination by the Board of Directors of ITI was based on a number of factors, including, without limitation, the following: (i) the anticipated creation of a larger and stronger company with better economies of scale, greater operations flexibility and the enhanced ability to fund key strategic initiatives through the combination of complementary attributes of the two companies; (ii) the enhanced ability of ITI to market the Insituform and NuPipe Processes in territories licensed to IMA and its subsidiaries (including Enviroq and its subsidiaries), and to provide a national network for new industrial applications of such processes; (iii) the infusion by ITI through its domestic contracting operations of the strong contracting capabilities and culture of IMA; (iv) the opportunities presented by IMA's proprietary technologies such as the PALTEM systems for trenchless pipeline rehabilitation, in particular insofar as addressing pressure pipes used in the gas utility industry, and the Tite Liner Process for corrosion and abrasion protection, insofar as addressing mining and oil and gas transmission lines; (v) the uncertainties arising from outstanding issues between ITI and IMA, including those arising from the Enviroq Acquisition and operations under IMA's existing Insituform and NuPipe licenses from ITI, and the uncertainties and costs of litigation such as the Declaratory Action and other proceedings that may arise from such disputes; (vi) the financial condition, results of operations and prospects resulting from the combination of ITI and IMA, including potential costs savings that could be achieved by the combined entity through elimination of duplicative costs in contracting and manufacturing operations and administration, and the risks involved in achieving these prospects; (vii) the relative historical market values of ITI Common Stock and IMA Class A Common Stock; (viii) the structure of the Merger allowing accounting for the transaction as a pooling-of-interests; and (ix) the opinion of ITI's financial advisor, Merrill Lynch, to the effect that, based upon the assumptions made, the matters considered, and the limitations on the review undertaken, as of such date, the consideration to be paid by ITI pursuant to the Merger is fair to ITI from a financial point of view. Merrill Lynch has confirmed this opinion as of the date of this Joint Proxy Statement/Prospectus in a written opinion delivered to the Board of Directors of ITI. See "-- Opinion of ITI Financial Advisor" below. A copy of this opinion, dated the date of this Joint Proxy Statement/Prospectus, is attached hereto as Annex B, and the ITI Stockholders are urged to read such opinion carefully in its entirety.

     The directors of ITI evaluated the factors listed above in light of their knowledge of the business and options of ITI and IMA and their business judgment. The Board of Directors of ITI considered these factors in their totality and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determinations.

     ITI expects that, if the Merger is not approved by the stockholders of ITI or IMA, ITI would continue to operate as it has in the past. As a result of any termination of the Merger Agreement without effectuation of the Merger, ITI and IMA would be released from their respective obligations under the Cooperation Agreement and ITI would anticipate prosecution or reinstitution of the Declaratory Action or other litigation addressing the same subject matter or other matters, or possibly other approaches to resolve the outstanding issues with IMA in the absence of alternative agreements with IMA.

     Board of Directors of IMA. THE BOARD OF DIRECTORS OF IMA BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE PROPOSED CONVERSION RATIO OF 1.15 SHARES OF ITI COMMON STOCK FOR EACH SHARE OF IMA CLASS A COMMON STOCK OUTSTANDING, ARE FAIR TO, AND IN THE BEST INTERESTS OF, IMA AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF IMA HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE HOLDERS OF IMA CLASS A COMMON STOCK AND IMA CLASS B COMMON STOCK VOTE

FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

     Given the significance of the Insituform Process to IMA's business, IMA's Board of Directors has regularly reviewed the status of IMA's relationships with ITI, including the desirability of a strategic alliance between the two companies. The IMA Board of Directors considered and evaluated the desirability of the Merger Agreement at its regular quarterly meeting held May 12, 1995 and at a special meeting held May 22, 1995. During these meetings, IMA's Board of Directors received presentations from and consulted with its financial advisors and legal counsel.

     In reaching its conclusion, IMA's Board of Directors carefully reviewed the terms and conditions of the Merger Agreement and considered a number of factors, including: (i) the perceived complementary strengths of IMA (which include its demonstrated ability to successfully operate and grow its Insituform Process installation business in its licensed territories and to utilize tunneling and Tite Liner and PALTEM products to offer a full line of pipeline construction and rehabilitation products to municipal and industrial customers) and of ITI (which include its technological base, international presence and manufacturing capabilities), which the board believed would provide synergies and growth opportunities unique to a combination of the two companies; (ii) the uncertainties and costs of litigation which could result from IMA's continuing to operate as an independent licensee, particularly in light of the lawsuit initiated by ITI with respect to the Insituform Process licenses acquired in the Enviroq Acquisition and possible litigation involving other disputes between the parties; (iii) the enhanced ability of the combined companies to compete with existing and emerging pipeline rehabilitation technologies, given developments regarding other proprietary technologies and the expiration of certain principal patents relating to the Insituform Process; (iv) the perceived effect of the Merger on many of IMA's employees and customers resulting from the anticipated organizational framework within which North American contracting operations are planned to be conducted on a consolidated basis by the combined companies; (v) the fact that the receipt by the IMA Stockholders of ITI Common Stock in the Merger would be pursuant to a tax-free reorganization such that no taxable gain or loss would be recognized for United States federal income tax purposes by IMA Stockholders as a result of the Merger, except to the extent of cash received in respect of fractional shares; (vi) information concerning the financial performance, condition, business operations and prospects of each of IMA and ITI and of the combined companies on a pro forma basis; (vii) the historical market prices of IMA Class A Common Stock and ITI Common Stock for which IMA Class A Common Stock would be exchanged; and (viii) the receipt by IMA's Board of Directors of a fairness opinion from its financial advisor, Schroder Wertheim, to the effect that the Conversion Ratio is fair to IMA Stockholders, from a financial point of view. In particular, the board reviewed and analyzed the relative contribution analysis, comparable company analysis, comparable merger and acquisition transaction analysis and discounted cash flow analysis presented by Schroder Wertheim. See "-- Opinion of IMA Financial Advisor" below.

     The directors of IMA evaluated the foregoing factors in light of their knowledge of the business and operations of IMA and ITI and their business judgment. IMA's Board of Directors considered these factors in their totality and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination.

     If the Merger Agreement is not approved by stockholders of IMA and ITI, respectively, IMA would expect to continue to operate in accordance with its historical business. IMA anticipates that it and ITI would engage in the litigation arising out of the Enviroq Acquisition and possibly other litigation arising out of other disputes between the parties, if they were unable to reach a mutually acceptable settlement.

OPINION OF ITI FINANCIAL ADVISOR

     On May 22, 1995, Merrill Lynch delivered its oral opinion, which was subsequently confirmed in a written opinion dated the date of this Joint Proxy Statement/Prospectus, to the ITI Board of Directors to the effect that, as of such dates, based upon the assumptions made, the matters considered and the limitations on the review undertaken, the consideration to be paid by ITI pursuant to the Merger is fair to ITI from a financial point of view.

     A COPY OF THE MERRILL LYNCH OPINION, DATED THE DATE HEREOF, WHICH INCLUDES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B. HOLDERS OF SHARES OF ITI COMMON STOCK ARE URGED TO READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The opinion of Merrill Lynch is directed only to the fairness from a financial point of view of the consideration to be paid by ITI pursuant to the Merger Agreement and does not constitute a recommendation to any ITI Stockholder as to how such stockholder should vote.

     In arriving at the opinion of Merrill Lynch dated May 22, 1995 (the "Merrill Lynch Opinion"), which Merrill Lynch discussed with the ITI Board of Directors, Merrill Lynch, among other things, (i) reviewed IMA's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended September 30, 1994 and IMA's Forms 10-Q and the related unaudited financial information for the quarterly periods ended December 31, 1994 and March 31, 1995; (ii) reviewed ITI's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994, and ITI's Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1995; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of IMA and ITI, furnished to Merrill Lynch by IMA and ITI, respectively; (iv) conducted discussions with members of senior management of IMA and ITI concerning their respective businesses and prospects; (v) reviewed certain information furnished to Merrill Lynch by ITI and conducted discussions with members of senior management of IMA and ITI concerning potential synergies to be realized as a result of the Merger; (vi) reviewed the historical market prices and trading activity for the IMA Class A Common Stock and ITI Common Stock;
(vii) considered the pro forma effect of the Merger on ITI's capitalization ratios and earnings, cash flow and book value per share; (viii) reviewed the Merger Agreement; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary including its assessment of general economic, market and monetary conditions. The financial information referred to in clause
(iii) above furnished to Merrill Lynch included projected information with respect to the anticipated future performance of ITI and IMA. These projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Furthermore, Merrill Lynch did not ascribe any particular weight to such projections.

     In preparing the Merrill Lynch Opinion, Merrill Lynch relied upon the accuracy and completeness of all information supplied or otherwise made available to it by ITI and IMA and assumed that financial forecasts and estimates of operating efficiencies and potential synergies expected to result from the Merger furnished by ITI and IMA reflected the best currently available estimates and judgments of the managements of ITI and IMA as to the expected future financial performance of their respective companies. Merrill Lynch did not independently verify such information or assumptions, conduct a physical inspection of the properties or facilities of ITI or IMA or undertake an independent appraisal or evaluation of the assets or liabilities of ITI or IMA.

     The Merrill Lynch Opinion does not address the relative merits of the Merger as compared to any other business plan or opportunity that might be presented to ITI, or the effect of any other arrangement in which ITI might engage.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch considered certain financial analyses. In connection with its presentation to the ITI Board of Directors, Merrill Lynch has provided the ITI Board of Directors with a summary of valuation results obtained by using several different valuation methods as well as other materials concerning the IMA Class A Common Stock (the "Merrill Lynch Report"), the material portions of which are summarized below.

     Discounted Cash Flow Analysis-IMA. Merrill Lynch calculated ranges of equity value for IMA based upon the value, discounted to the present, of its fiscal year end five-year stream of unlevered after-tax cash flow and its projected fiscal year 2000 terminal value based upon a range of multiples of 5.5x to 9.5x of earnings before interest, taxes, depreciation and amortization ("EBITDA"). Merrill Lynch utilized discount rates reflecting a weighted average cost of capital ranging from 21.0% to 25.0%.

     Discounted Cash Flow Analysis-ITI. Merrill Lynch calculated ranges of equity value for ITI based upon the value, discounted to the present, of its fiscal year end five-year stream of unlevered after-tax free cash flow and its projected fiscal year 2000 terminal value based upon a range of multiples of its projected fiscal year 2000 EBITDA. In conducting its analysis, Merrill Lynch utilized two sets of projections supplied by ITI management, referred to herein as the ITI Base Case and the ITI Downside Case. For purposes of the Merrill Lynch Report, the "ITI Base Case" is defined as ITI management's projections of ITI assuming ITI maintains normal business relations with IMA, while the "ITI Downside Case" is defined as ITI management's projections of ITI assuming the Merger is not consummated and IMA and ITI assume adversarial postures with respect to each other. In both cases, Merrill Lynch utilized discount rates reflecting a weighted average cost of capital ranging from 21.0% to 25.0% and terminal value multiples of fiscal year 2000 EBITDA ranging from 4.0x to 8.0x.

     Relative Implied Exchange Ratio Analysis. Merrill Lynch utilized a discounted cash flow methodology to compare implied exchange ratios based on relative ranges of value for IMA and ITI. The comparison of IMA to the ITI Base Case yielded an implied exchange ratio of (i) between 1.12 and 1.26 shares of ITI Common Stock for each share of IMA Class A Common Stock, assuming Synergies (as defined below) and (ii) between 1.06 and 1.16 shares of ITI Common Stock for each share of IMA Class A Common Stock, assuming no Synergies. For purposes of the Merrill Lynch Report, "Synergies" are defined as and based on ITI management forecasts of projected annual savings arising from the Merger of $2.8 million in 1996 and $3.7 million in 1997-2000.

     Contribution Analysis. Merrill Lynch also compared the relative ownership of the stockholders of ITI and the stockholders of IMA to the combined company of 55.3% and 44.7% on a fully-diluted basis, respectively, to the relative contributions of each of ITI and IMA to the combined company for the years ending December 31, 1995 through 2000, to revenues, earnings before interest and taxes ("EBIT") (assuming Synergies and assuming no Synergies) and net income (assuming Synergies and assuming no Synergies). This analysis indicated that, for the years ending December 31, 1995 through 2000, IMA would have contributed amounts ranging from 38.2% to 43.7% of revenues of the combined entity; amounts ranging from 37.2% to 46.6% of EBIT of the combined entity, with Synergies contributing amounts ranging from 0% to 5.3%; amounts ranging from 37.2% to 44.9% of EBIT of the combined entity, assuming no Synergies; amounts ranging from 44.2% to 46.5% of net income of the combined entity, with Synergies contributing amounts ranging from 0% to 5.7%; and amounts ranging from 41.0% to 44.3% of net income of the combined entity, assuming no Synergies.

     Pro Forma Analysis. In addition, Merrill Lynch analyzed certain pro forma effects resulting from the Merger, including the potential impact of the Merger on the estimated earnings per share ("EPS") for the years ending December 31, 1995 through 2000, including Synergies. This analysis indicated that for a holder of ITI Common Stock, (i) based on the ITI Base Case including Synergies, the Merger would be dilutive on an estimated EPS basis for the years ending December 31, 1995 through 1999 in amounts ranging from 14.1% to 1.7% and accretive in the year ending December 31, 2000 by 0.4%, and (ii) based on the ITI Downside Case with no Synergies, the Merger would be accretive for the years ending December 31, 1996 through 2000 in amounts ranging from 2.1% to 54.5% and dilutive in the year ending December 31, 1995 by 14.1%. The analysis indicated that for a holder of IMA Class A Common Stock, the Merger would be accretive on an estimated EPS basis for the years ending December 31, 1995 through 2000 in amounts ranging from 5.7% to 19.9%.

     Historical Stock Price Analysis. Merrill Lynch reviewed the per share weekly stock price and trading volume of IMA Class A Common Stock and ITI Common Stock over the period from May 15, 1992 to May 17, 1995 compared with the performance of the Standard & Poor's 500 Index. Merrill Lynch also reviewed the performance of the per share weekly closing price of IMA Class A Common Stock and ITI Common Stock over the period from May 15, 1992 to May 17, 1995 compared with the movement of the Standard & Poor's 400 Index and a composite index of certain other publicly-traded companies which Merrill Lynch deemed to be reasonably comparable to IMA and ITI.

     Merrill Lynch also performed analyses of selected publicly-traded companies and of selected acquisition transactions. However, Merrill Lynch did not rely on the results of either of these analyses as the group of companies deemed by Merrill Lynch to be comparable to ITI or IMA was too limited in number to be meaningful.

     The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses set forth in the Merrill Lynch Opinion and the Merrill Lynch Report. The matters considered by Merrill Lynch in its analyses are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond ITI's or IMA's control. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty.

     The ITI Board of Directors selected Merrill Lynch to act as its financial advisor on the basis of Merrill Lynch's reputation as an internationally recognized investment banking firm with substantial expertise in transactions similar to the Merger and because it is familiar with ITI and its business. As part of its investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Merrill Lynch has rendered from time to time various investment banking and financial advisory services to a predecessor of ITI for which it has received customary compensation.

     Merrill Lynch Fees. With respect to Merrill Lynch's services as financial advisor in connection with the Merger, ITI has agreed to pay Merrill Lynch (i) a retainer of $100,000, (ii) a fee of $150,000 which became payable upon execution of the Merger Agreement and (iii) a transaction fee of 0.825% of the aggregate purchase price upon the consummation of the Merger, against which the fees earned from (i) and (ii) will be credited. In addition, ITI also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) and to indemnify Merrill Lynch and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

OPINION OF IMA FINANCIAL ADVISOR

     Schroder Wertheim has delivered a written opinion and made an oral presentation to the Board of Directors of IMA that, as of May 22, 1995, the Conversion Ratio is fair, from a financial point of view, to the IMA Stockholders. Schroder Wertheim has delivered an updated written opinion, dated as of the date of this Joint Proxy Statement/Prospectus, to the Board of Directors of IMA that, as of such date, the Conversion Ratio is fair, from a financial point of view, to the IMA Stockholders. Schroder Wertheim, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors of IMA selected Schroder Wertheim on the basis of such experience. In requesting the Schroder Wertheim opinion, neither IMA nor the Board of Directors of IMA gave any special instructions to Schroder Wertheim or imposed any limitations upon the scope of the investigations that Schroder Wertheim deemed necessary to enable it to deliver its opinion.

     THE FULL TEXT OF THE OPINION OF SCHRODER WERTHEIM DATED AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY SCHRODER WERTHEIM, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN. IMA STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

     The May 22, 1995 opinion (the "Schroder Wertheim Opinion") is substantially similar to the opinion attached hereto as Annex C. Schroder Wertheim's opinions are directed only to the fairness, from a financial point of view, to IMA Stockholders of the Conversion Ratio and do not address IMA's underlying business decision to enter into the Merger Agreement and effect the transactions contemplated therein. Schroder Wertheim's opinions were directed to the Board of Directors of IMA and were not rendered with a view toward serving as or constituting a recommendation to any IMA Stockholders as to how such stockholders should vote with respect to approval of the Merger Agreement and the transactions contemplated therein.

     In connection with rendering the Schroder Wertheim Opinion, Schroder Wertheim, among other things: (i) reviewed the Merger Agreement; (ii) reviewed the audited financial statements of (a) IMA for the fiscal years ended September 30, 1990 through 1994 and (b) ITI for the fiscal years ended December 31, 1990 through 1994; (iii) reviewed the Form 10-Qs for IMA for the quarters ended December 31, 1994 and March 31, 1995; (iv) reviewed the Form 10-Q for ITI for the quarter ended March 31, 1995; (v) reviewed the Form 8-Ks for IMA and ITI filed during the period January 1, 1994 to May 21, 1995; (vi) had discussions with IMA management regarding the business and operations of IMA and management's financial projections for the fiscal years ending September 30, 1995 through 1999; (vii) had discussions with ITI management regarding the business and operations of ITI and management's financial projections for the years ending December 31, 1995 through 1999; (viii) performed a relative contribution analysis; (ix) compared the results of IMA's operations with those of certain publicly traded companies that were deemed to be reasonably similar;
(x) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that were deemed to be reasonably comparable; (xi) performed a discounted cash flow analysis of IMA's and ITI's projections; (xii) reviewed the stock price and trading volume history for IMA and ITI; (xiii) reviewed research reports and news articles on IMA and ITI; and (xiv) performed such other financial studies, analyses, inquiries and investigations as Schroder Wertheim deemed appropriate. The financial information referred to in clauses
(vi) and (vii) above furnished to Schroder Wertheim included projected information with respect to the anticipated future performance of IMA and ITI. These projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Furthermore, Schroder Wertheim did not ascribe any particular weight to such projections.

     In rendering its opinions, Schroder Wertheim relied upon the accuracy and completeness of all information supplied or otherwise made available to it by IMA and ITI or obtained by it from other sources, and Schroder Wertheim did not assume any responsibility for independently verifying such information, or undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of IMA or ITI and was not furnished with such appraisals. With respect to financial forecasts for IMA and ITI, Schroder Wertheim was advised by the managements of IMA and ITI, respectively, and it assumed without independent investigation, that the forecasts were reasonably prepared and reflected the best currently available estimates and judgment as to the expected future financial performance of each company.

     General. The preparation of a fairness opinion is a complex project and is not necessarily susceptible to partial or summary description. The nature of available information may further affect the value of any particular methodology or technique. Schroder Wertheim's conclusion was based upon all the analyses and factors that it considered taken as a whole and also on the application of Schroder Wertheim's experience and judgment. Its conclusion involved significant elements of subjective judgment and qualitative analysis. No value, merit or weight of any single technique or factor was assigned by Schroder Wertheim. Accordingly, Schroder Wertheim believes that its analyses must be considered as a whole and that to focus upon specific portions of such analyses and factors would create an incomplete and misleading view of the process underlying the preparation of the opinion. Schroder Wertheim's analyses and opinions were based, in part, upon forecasts and projections of future results which are not necessarily indicative of actual future results. Actual results may be significantly more or less favorable than the projected results. In performing its analyses, Schroder Wertheim made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond IMA's or ITI's control, and therefore are inherently imprecise.

     In arriving at its opinions, Schroder Wertheim performed various analyses of IMA. Schroder Wertheim performed a relative contribution analysis based upon the historical and projected results for IMA and ITI. Schroder Wertheim also reviewed the historical trading prices for IMA Class A Common Stock and ITI

Common Stock. In addition, Schroder Wertheim analyzed IMA's ongoing operations based upon three valuation methodologies: (i) analysis of comparable publicly traded companies; (ii) analysis of mergers and acquisitions of comparable companies; and (iii) discounted cash flow analysis. The following is only a summary of each of the financial analyses utilized by Schroder Wertheim and does not purport to be a complete description of each such analysis.

     Relative Contribution Analysis. Schroder Wertheim performed a relative contribution analysis based upon the terms of the Merger and the historical and projected results of IMA and ITI. Schroder Wertheim reviewed IMA's and ITI's historical and projected revenues, operating cash flow, operating income and net income. Schroder Wertheim also analyzed certain pro forma effects resulting from the Merger. Compared to the 44.6% fully-diluted ownership that the IMA Stockholders would receive in the Merger, IMA would contribute 41.3%, 40.6% and 42.0% to combined revenue, 36.0%, 33.0% and 39.9% to combined EBITDA, 34.9%, 35.3% and 44.5% to combined EBIT, and 36.5%, 39.2% and 47.1% to combined net income, based on the latest twelve months ended March 31, 1995, projected 1995 results and projected 1996 results, respectively. In addition, the projections, including IMA and ITI assumptions for cost savings, indicate the Merger is projected to result in greater pro forma earnings per share for IMA Stockholders than the projected earnings per share for IMA Stockholders assuming no Merger.

     Stock Trading History. Schroder Wertheim reviewed and analyzed the history of the trading prices and volume for both IMA Class A Common Stock and ITI Common Stock, both separately and in relation to each other. In addition, Schroder Wertheim reviewed and analyzed the relationship between movements of the prices of IMA Class A Common Stock and ITI Common Stock and movement of the composite index based on the prices of companies considered by Schroder Wertheim to be comparable (see "-- Comparable Publicly Traded Company Analysis" below) to IMA and ITI, respectively. During the period January 1, 1994 to May 16, 1995, IMA Class A Common Stock underperformed both ITI Common Stock and the composite index.

     Based upon a Conversion Ratio of 1.15 shares of ITI Common Stock for each share of IMA Class A Common Stock and a per share price of ITI Common Stock of $13.50 (the closing per share price of ITI Common Stock on May 16, 1995), the consideration to be received by the IMA Stockholders represented a premium of 28.0% over the per share price of IMA Class A Common Stock as of May 16, 1995 ($12.13 per share) and a premium of 37.0% over the previous 30 trading days' average per share price of IMA Class A Common Stock as of May 16, 1995 ($11.33 per share).

     Comparable Publicly Traded Company Analysis. Schroder Wertheim used a comparable publicly traded company analysis to prepare a valuation for IMA. For the valuation of IMA, Schroder Wertheim considered ITI, Michael Baker Corporation, Banister Foundation, Inc., Granite Construction, Inc., The L.F. Myers Co. Group and J. Ray McDermott, S.A., as comparable publicly traded companies. Such companies had trading multiples which ranged from 0.1x to 1.5x last twelve months ("LTM") revenues, 6.3x x 14.4x LTM operating income, 3.6x to 8.6x LTM operating cash flow, 11.3x to 21.8x LTM net income, and 10.6x to 15.9x projected 1995 net income. Applying these multiples to IMA results, the IMA per share equity value ranged from $11.73 to $16.73.

     Comparable Merger and Acquisition Transactions. Schroder Wertheim reviewed merger and acquisition transactions specifically involving construction companies and in general involving industrial manufacturing companies. While there have been more than 40 transactions in the construction industry since January 1992, most of these transactions have been small or have involved private companies or the subsidiaries of public companies. As a result, limited information was available for review and Schroder Wertheim did not view these transactions as being helpful for determining a valuation of IMA. Schroder Wertheim reviewed the prices and multiples paid in twelve recent acquisitions of industrial manufacturing companies. Such transactions had implied multiples which ranged from 0.6x to 1.6x LTM revenues, 6.7x to 17.3x LTM operating income, and 5.1x to 11.7x LTM operating cash flow. Applying these multiples to IMA's LTM result, the IMA per share equity value ranged from $9.51 to $14.49.

     Discounted Cash Flow Analysis. Schroder Wertheim used a discounted cash flow analysis to estimate the present value of IMA's future cash flows based upon five-year financial forecasts prepared by IMA

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

management. Schroder Wertheim calculated the estimated present value of the cash flows of IMA as the sum of (i) the aggregate discounted cash flow (using various discount rates based on a weighted average cost of capital) for each of the fiscal years 1995 through 1999, plus (ii) the discounted value (using various discount rates based on a weighted average cost of capital) of the estimated "terminal value" (or value of the cash flow in fiscal years after 1999), determined by applying multiples to IMA's operating cash flow. Applying terminal multiples ranging from 5.0x to 7.0x and using discount rates ranging from 14.0% to 16.0%, the IMA per share equity value ranged from $11.79 to $18.24.

     The terms of the engagement of Schroder Wertheim by the Board of Directors of IMA are set forth in a letter agreement, dated August 30, 1994, between Schroder Wertheim and IMA (the "IMA Engagement Letter"). Pursuant to the terms of the IMA Engagement Letter, IMA agreed to pay Schroder Wertheim, in consideration of certain advisory services with respect to a business combination involving IMA, a fee equal to the sum of 0.875% of the Aggregate Consideration (as defined in the IMA Engagement Letter). IMA also agreed to reimburse Schroder Wertheim for its reasonable out-of-pocket expenses. In connection with the IMA Engagement Letter IMA agreed to indemnify Schroder Wertheim against certain liabilities relating to or arising out of its engagement, including liabilities under federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND RELATED TRANSACTIONS

     In considering the recommendations of the Board of Directors of ITI and the Board of Directors of IMA with respect to the Merger Agreement and related matters, ITI Stockholders and IMA Stockholders should be aware that certain members of ITI's and IMA's respective managements or their respective Boards of Directors have certain interests that are described below that may present them with actual or potential conflicts of interest in connection with the Merger Agreement and the transactions contemplated thereby.

     New Directors of ITI. As more fully described under "-- Management of ITI Following Consummation of the Merger" below, all ten of ITI's current directors, Messrs. Biddelman, Chick, Chandler, Gorham, Krugman, Richard, Roth, Spengler, Weinig and Wight, will remain on ITI's Board of Directors following the Effective Time and three of IMA's current directors, Messrs. Kalishman, Affholder and Siteman, will become ITI directors as of the Effective Time. ITI has agreed that during the period from the Effective Time to December 9, 1998, ITI shall nominate and recommend such persons for re-election to the ITI Board of Directors upon expiration of their respective terms.

     Employment and Consulting Agreements. Pursuant to the terms of the Merger Agreement, at the Effective Time ITI will enter into agreements with Messrs. Kalishman and Affholder, the Chairman and President of IMA, respectively, containing the terms of their continuing relationship with ITI. ITI and Mr. Kalishman will enter into an agreement under which Mr. Kalishman will serve as Vice Chairman of the Board of Directors of ITI, for a term commencing at the Effective Time and expiring on December 9, 1998, at an annual salary of $100,000. In addition, at the Effective Time ITI will enter into a consulting agreement with Mr. Kalishman pursuant to which ITI will engage Mr. Kalishman as a consultant in connection with the business of ITI, for a two-year term at an annual fee of $150,000. Such agreements are terminable by Mr. Kalishman at any time upon at least 60 days' written notice. Pursuant to the terms of the Merger Agreement, ITI will also enter into an employment agreement with Mr. Affholder under which Mr. Affholder will serve initially as chief operating officer for ITI's North American contracting operations and thereafter in such other executive staff position as may be designated by ITI, for a three-year term at an annual salary of $250,000. Each of Messrs. Kalishman and Affholder will also enter into non-competition agreements with ITI, extending from the Effective Time until the later of five years thereafter or two years after all service to ITI has ended.

     IMA Stock Options. At the Effective Time, all outstanding options to acquire IMA Class A Common Stock under IMA's Stock Option Plan will be assumed by ITI upon the same terms and conditions as contained under such plan, except that each such option will be exercisable for that number of shares of ITI Common Stock into which the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time would be convertible in the Merger if such shares were outstanding at the Effective Time, and the exercise price per share will be calculated as more fully described under "-- Basic Terms of Merger Agreement -- IMA Stock Options" below.

     Indemnification of Officers and Directors of IMA. Pursuant to the Merger Agreement, from and after the Effective Time ITI will, to the extent permitted by the Delaware law, honor all obligations of IMA pursuant to IMA's certificate of incorporation, by-laws and agreements with certain directors, which provide in various respects for indemnification of officers and directors of IMA with respect to events occurring prior to the Effective Time.

     Registration Rights. Pursuant to the Merger Agreement, ITI has entered into a registration rights agreement with Mr. Affholder and Xanadu Investments, L.P., pursuant to which ITI is, under certain circumstances, required to use its reasonable best efforts to effect a registration under the Securities Act of shares of ITI Common Stock held by such parties and their affiliates. See
"-- Registration Rights Agreement" below.

     A-Y-K-E Equipment Agreement. The obligations of ITI and ITI Sub to consummate the transactions contemplated by the Merger Agreement and to effect the Merger are subject, among other conditions, to the modification, upon terms reasonably satisfactory to ITI, of the tunneling equipment lease between IMA and A-Y-K-E Partnership, a partnership of which Messrs. Kalishman and Affholder are partners. Such arrangements cover equipment held by such partnership for lease both to IMA and other parties, as available, and are currently terminable upon 30 days' notice by either such partnership or IMA. The modification of such arrangements may entail (i) the purchase, at fair market value determined by an independent appraiser qualified in such matters and reasonably satisfactory to ITI, of such equipment, (ii) the long-term lease of such equipment, at fair market rental rates determined by such an appraiser, which at the option of ITI may be on a non-exclusive basis and from time to time, and terminable by IMA on the same or substantially similar basis as is contained in the arrangements currently in effect or (iii) certain other modifications of the arrangements currently in effect.

     Acceleration of Certain ITI Options. In connection with the acceptance of employment as President and Chief Executive Officer of ITI by Mr. Richard, in 1993 ITI granted to Mr. Richard a five-year option to purchase up to 300,000 shares of ITI Common Stock, exercisable with respect to up to 50,000 shares upon commencement of employment and with respect to the remainder of such shares on the third anniversary thereof. At the Effective Time, however, in accordance with its terms, such option will become exercisable with respect to all shares covered thereby upon the election of a Board of Directors of ITI other than pursuant to the arrangements entered into by ITI upon its acquisition in December 1992 of Insituform Group Limited.

     Ringwood Loan. On July 3, 1992, ITI restructured a loan previously made to Ringwood Limited ("Ringwood"), a member of the Ringwood Group, comprised of Ringwood, Parkwood Limited, as trustee of the Anthony Basmadjian "P" Settlement, Barford Limited, as trustee of the Anthony Basmadjian Settlement, and Douglas K. Chick and Brian Chandler, both directors of ITI. The outstanding loan, evidenced by Ringwood's non-recourse promissory note in the principal amount of $3,624,842.40 executed to ITI, is secured by 255,801 shares of ITI Common Stock beneficially owned by Ringwood and Messrs. Chandler and Chick, and was originally due July 3, 1995. On May 21, 1995, such loan was extended by one year because legal restrictions prevented members of the Ringwood Group from selling sufficient shares of ITI stock to be able to repay the loan, and the value of such security was less than the amount of the outstanding indebtedness.

     Consent of IMA's Bank Lenders. Under IMA's existing credit facilities, the consent of The Boatmen's National Bank of St. Louis ("Boatmen's") and Mark Twain Bank ("Mark Twain") will be required in connection with the Merger. Alvin J. Siteman, an IMA director who has been designated to become a director of ITI at the Effective Time, is the largest shareholder and Chairman of the Board of the parent of Mark Twain. Lee M. Liberman, an IMA director, serves as a director of the parent of Boatmen's. See "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" below for a description of IMA's current credit facilities and "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" below for a description of additional facilities under discussion by ITI which would refinance IMA's long-term indebtedness to such banks, in which such banks may participate.

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

BASIC TERMS OF MERGER AGREEMENT

     The Merger; Conversion Ratio. Pursuant to the terms of the Merger Agreement, each share of IMA Class A Common Stock outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted into the right to receive 1.15 fully paid and non-assessable shares of ITI Common Stock; provided that IMA Stockholders will receive cash in lieu of fractional shares of ITI Common Stock as described in "-- Exchange Procedure; Treatment of Fractional Shares" below. The market value of the shares of ITI Common Stock to be received by IMA Stockholders is subject to fluctuation and, at the consummation of the Merger, may be more or less than the current fair market value of such shares. At the Effective Time, ITI Sub will be merged into and with IMA, the separate corporate existence of ITI Sub will cease and IMA will continue as the surviving corporation, as a wholly-owned subsidiary of ITI. From and after the Effective Time, IMA, as the surviving corporation, will possess all the assets, rights, privileges, immunities and franchises and be subject to all of the liabilities, obligations and penalties of IMA and ITI Sub, as provided under Delaware law.

     IMA Stock Options. At the Effective Time, all options to acquire IMA Class A Common Stock which are outstanding at the Effective Time under IMA's Stock Option Plan will be assumed by ITI upon the same terms and conditions as contained under such plan, except that: (i) each such option will be exercisable for that number of shares of ITI Common Stock (rounded to the nearest whole share) into which the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time would be convertible in the Merger if such shares were outstanding at the Effective Time, and (ii) the option price per share of ITI Common Stock will be an amount obtained by dividing (x) the exercise price per share in effect on such date times the number of shares of IMA Class A Common Stock previously covered by such option, by (y) the number of shares of ITI Common Stock covered by the option as so assumed.

     Effective Time of the Merger. The Merger Agreement provides that the Merger will become effective at the time a certificate of merger is duly filed with the Secretary of State of Delaware. The time at which the Merger will become effective is referred to herein as the "Effective Time." Such filing, together with all other filings or recordings required by Delaware law in connection with the Merger, will be made within ten business days after the approval by the stockholders of each of ITI and IMA of the Merger Agreement and the satisfaction or, to the extent permitted under the Merger Agreement, waiver of all conditions to the Merger contained in the Merger Agreement (except that ITI may delay closing for up to 15 business days in order to effectuate the restructurings referenced under "-- Restructuring Transactions" below).

     Exchange Procedure; Treatment of Fractional Shares. Prior to the Effective Time, ITI Sub will designate American Stock Transfer and Trust Company, or, at its election a bank or trust company or similar entity, reasonably satisfactory to IMA, which is authorized to act as the exchange agent in the Merger (the "Exchange Agent"). As soon as possible after the Effective Time but no later than 15 days after the Effective Time, the Exchange Agent will send a notice and letter of transmittal to each record holder of IMA Class A Common Stock outstanding immediately prior to the Effective Time, advising such record holder of the terms of the exchange effected by the Merger and the procedure for surrendering to the Exchange Agent such record holder's certificate(s) evidencing IMA Class A Common Stock for exchange for shares of ITI Common Stock. Upon surrender to the Exchange Agent of all of a record holder's certificate(s) formerly representing IMA Class A Common Stock, together with a duly executed letter of transmittal, the certificate(s) will be cancelled and such holder will be entitled to receive in exchange therefor a certificate evidencing the number of full shares of ITI Common Stock for which the IMA Class A Common Stock theretofore represented by the certificate(s) so surrendered shall have been exchanged.

     No fractional shares of ITI Common Stock will be issued in the Merger. In lieu of issuing certificates for fractional shares of ITI Common Stock, the Exchange Agent will, on behalf of all holders of such fractional shares, on or before the tenth day following the Effective Time, aggregate all such fractional shares and sell the resulting shares of ITI Common Stock for the accounts of such holders, and such holders will thereafter be entitled to receive, on a pro rata basis, the net proceeds of the sale of such shares of ITI Common Stock, without interest thereon, upon surrender of all such holders' certificates for exchange.

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

     No dividend or other distribution payable to holders of record of ITI Common Stock as of any date subsequent to the Effective Time will be paid to the holders of outstanding certificates formerly representing IMA Class A Common Stock until such certificates are so surrendered. All such dividends and distributions will be accrued and paid, without interest, to the record holder of the ITI Common Stock for which certificates are delivered, upon such surrender.

     Any holder of IMA Class A Common Stock, other than an officer or director of IMA or holder of more than 5% of the IMA Class A Common Stock, may request that certificates evidencing shares of ITI Common Stock to be issued or any cash payment to be made upon surrender of IMA Class A Common Stock be issued or paid in a name other than that in which the certificate is registered. If any certificate evidencing shares of ITI Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered or if any payment of cash is to be made to a person other than the person in whose name such certificate is registered, the certificate so surrendered must be properly endorsed and otherwise in proper form for transfer and the person requesting the exchange must either (i) pay to the Exchange Agent any transfer or other taxes required by reason of such issuance or (ii) establish to the satisfaction of the Exchange Agent that such transfer or other taxes have been paid or are not applicable.

     Certain Covenants. IMA has agreed that, during the period prior to the Effective Time (except to the extent that ITI shall otherwise agree in writing), IMA will and will cause each of its subsidiaries to: (a) make no purchase, sale, or lease in respect of, nor introduce any method of management or operation in respect of, its business or its assets and properties, except in a manner consistent with prior practice and as set forth in IMA's capital expenditure budget provided to ITI, except as expressly permitted by the Merger Agreement;
(b) maintain, preserve, and in no way further encumber its assets and properties other than in the ordinary course of business consistent with past practice, and not enter into any agreement to effectuate the foregoing after the Effective Time; (c) use its best efforts: (i) to preserve its present business organization intact, (ii) to keep available the services of the present employees assigned to it, and (iii) to preserve its present relationships with entities or persons having business dealings with IMA or any of its subsidiaries, in each case except as set forth in the Merger Agreement; (d) maintain its books and records in accordance with good business practices, on a basis consistent with prior practice; (e) comply in all material respects with all laws, rules, regulations, writs, statutes, ordinance, judgments, injunctions, decrees, determinations, awards, and other orders of every court, government and governmental agency and instrumentality, domestic or foreign, applicable to it and to the conduct of its business and perform in all material respects all its obligations without default; (f) not incur, or agree to incur, any indebtedness for money borrowed, except in the ordinary course of business and, to the extent set forth in the Merger Agreement, under its existing line of credit with Boatmen's and Mark Twain, or issue any bond, debenture, note, or similar obligation, or any guarantee any obligation of any person or entity, except for guarantees of construction performance bonds in the ordinary course of business; (g) not mortgage, pledge, or subject to lien any of its assets and properties, other than existing encumbrances; (h) not make any loans, advances or contributions to, or investments in, or guarantees of, any other person (other than as permitted by the Merger Agreement), and not acquire any shares of ITI Common Stock; (i) maintain and pay all premiums with respect to all policies of insurance relating to its business, and its assets and properties, as are presently held in its name and timely renew all such policies or substitute substantially similar coverage therefor; (j) except as permitted by the Merger Agreement, not make any change adverse to it in any material respect in the terms of any principal agreement (nor approve, amend or modify any agreement to which an insider is a party); (k) not make any capital expenditure (including, without limitation, expenditures for property, plant and equipment) or appropriations or commitments with respect thereto, except to the extent of the total dollar amount and, to the extent indicated therein, at the times set forth in IMA's capital expenditure budget; (l) not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets outside the ordinary course of business consistent with past practice, except as permitted by the Merger Agreement; (m) not amend, modify, supplement, or in any way change in any material respect any plan or arrangement established for the benefit of its employees; (n) not enter into any license or sublicense agreement or other arrangement conferring any rights to utilize any intellectual property the rights to which are held by IMA or any subsidiary; (o) not settle

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

or compromise any litigation involving the payment of, or an agreement to pay over time an amount in cash, notes, or other property, except as permitted by the Merger Agreement; (p) not pay, discharge or satisfy claims, liabilities or obligations (absolute, accrued, contingent or otherwise and whether due or to become due) which involve payments or commitments to make payments exceeding $100,000 in the aggregate, other than (i) liabilities or obligations incurred in the ordinary course of business and consistent with past practice, and (ii) scheduled repayments of current portions of and interest on long term indebtedness or repayments under existing revolving credit agreements; (q) not take any action in furtherance of the utilization for commercial purposes of the additional facilities planned for construction in Chesterfield, Missouri, nor acquire nor install any equipment or machinery on any such property, nor take any action in furtherance of any loan arrangements heretofore contemplated in connection with such facilities, without the prior consent of ITI in each case, it being understood that, without the consent of ITI, IMA will be permitted to complete construction of such facility in accordance with the plans contemplated by IMA's capital expenditure budget (without the contemplated tower and manufacturing equipment) and IMA will be permitted to acquire (but not install) manufacturing equipment which it has ordered; and (r) not take any action or fail to take any action which would result in any breach of any of its representations, warranties or covenants contained under the Merger Agreement.

     In addition, IMA has agreed that, during the period prior to the Effective Time (except to the extent that ITI shall otherwise agree in writing), it will not and will cause each of its subsidiaries not to: (a) except as permitted under the Merger Agreement, make or propose any change to their respective certificates of incorporation or by-laws (or similar documents); or (b) except as permitted under the Merger Agreement, issue, grant, sell or encumber any shares of their capital stock, or any security, option, warrant, put, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the acquisition, issuance, sale, pledge or other disposition of any shares of capital stock or other equity interest, enter into any agreement, commitment or understanding calling for any such transaction or make any other changes in their equity capital structure; (c) split, combine or reclassify any of its capital stock; (d) except for any payment of regular semi-annual cash dividends at a rate not to exceed its present dividend rate, declare, set aside or pay any dividend on or make any other distribution (whether in cash, stock, securities, indebtedness, rights or property or any combination thereof) in respect of any shares if its capital stock or other equity interests, or redeem or otherwise acquire any shares of the capital stock of IMA.

     IMA has also agreed that none of IMA or any of its subsidiaries or their respective officers, directors, employees, agents or representatives will, directly or indirectly, initiate, solicit or encourage discussions, inquiries or proposals or, participate in any negotiation or discussion, for the purpose of or with the intention of leading to any proposal concerning any merger, consolidation or other business combination involving IMA or any subsidiary of IMA or any acquisition of any equity interest in or a material portion of the assets of IMA or any subsidiary of IMA, taken as a whole, except for the Merger Arrangement, unless the Board of Directors of IMA, based on the written opinion of counsel, determines that the exercise of its fiduciary responsibilities requires that such information be furnished or such negotiations be commenced.

     ITI has agreed that during the period prior to the Effective Time (except to the extent that IMA shall otherwise agree in writing), ITI will and will cause each of its subsidiaries to: (a) make no purchase, sale, or lease in respect of, nor introduce any method of management or operation in respect of, its business or its assets and properties, except in a manner in all material respects consistent with prior practice; (b) use its best efforts: (i) to preserve its present business organization intact, and (ii) to preserve its present relationships with entities or persons having business dealings with ITI or any of its subsidiaries, in each case except insofar as permitted by the Merger Agreement; (c) maintain its books and records in accordance with good business practices, on a basis consistent with prior practice; and (d) maintain in all material respects the current character of the business of ITI and its subsidiaries, taken as a whole, except as expressly permitted under the Merger Agreement and not enter into any agreement to effectuate the foregoing after the Effective Time.

     In addition, ITI has agreed that, prior to the Effective Time, except as permitted by the Merger Agreement or to the extent IMA shall otherwise consent in writing, it will not (i) issue, grant, sell or encumber any shares of its capital stock, or any security, option, warrant, put, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the acquisition, issuance, sale, pledge or other disposition of any shares of capital stock of ITI, enter into any agreement, commitment or understanding calling for any such transaction or make any other changes in its equity capital structure, except, in all such cases for
(A) issuances or grants of options to purchase shares of ITI Common Stock pursuant to any option plan of ITI in effect or pursuant to any options or warrants outstanding and (B) any transaction or transactions relating directly or indirectly (through issuance, grant or sale of rights, warrants, options or otherwise) to the issuance of up to an aggregate number of shares of ITI Common Stock which would not, without reference to any transaction or transactions, or issuance, prior to the date of the Merger Agreement, or any of the foregoing permitted transactions, require the filing of a Report on Form 10-C under the rules of the Commission, or (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in case, stock, securities, indebtedness, rights or property or any combination thereof) in respect of any shares of its capital stock or other equity interests, or redeem or otherwise acquire any shares of its capital stock or other equity interests.

     Restructuring Transactions. IMA has agreed that, following the receipt of approvals by the ITI Stockholders and the IMA Stockholders of the Merger Agreement and the transactions contemplated thereby, IMA will effect such restructurings of IMA's subsidiaries and transfers of the assets and liabilities of IMA and its subsidiaries that are requested by ITI. ITI has agreed to indemnify IMA and its subsidiaries against any out-of-pocket costs and tax liabilities arising out of any such restructurings and transfers in the event that the Merger and the other transactions contemplated by the Merger Agreement are not consummated.

     Representations and Warranties. ITI and IMA have made a number of representations and warranties to one another. IMA has made representations and warranties to ITI concerning, among other things, organization, good standing and qualification to do business, corporate power and authority, conflicts, capitalization, subsidiaries, securities filings, financial statements, absence of undisclosed liabilities, absence of material adverse effects, pooling-of-interests accounting treatment, taxes, title, property, contracts, employee compensation and benefits, labor relations, insurance, intellectual property and technology, disputes and litigation, environmental matters, interest of insiders, supplies and inventory, licenses and franchises. ITI has made representations and warranties to IMA concerning, among other things, organization, good standing and qualification to do business, conflicts, capitalization, corporate power and authority, financial statements, securities filings, absence of undisclosed liabilities, absence of material adverse effects, disputes and litigation, interests of insiders and pooling-of-interests accounting treatment.

     Conditions to Consummation of the Merger. The respective obligations of each of ITI, ITI Sub and IMA to consummate the transactions contemplated by the Merger Agreement and to effect the Merger are subject to the satisfaction or waiver, if permissible by law, at or prior to the Effective Time of the following conditions: (a) the waiting period applicable to the consummation of the transactions contemplated by the Merger Agreement required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated (see "-- Government and Regulatory Matters" below for information concerning early termination of such period on June 26, 1995); (b) the Merger Agreement, the Merger and the transactions contemplated therein shall have been duly approved and adopted by the requisite vote of the respective stockholders of ITI and IMA in accordance with applicable law and the rules promulgated by the National Association of Securities Dealers, Inc.; (c) the proposed Capitalization Amendment and the proposed Board Vacancy Amendment, which are contemplated by the Merger Agreement, shall have been approved by the requisite vote of ITI Stockholders entitled to vote thereon and duly filed in accordance with the requirements of Delaware law; (d) the amendments to ITI's By-Laws as contemplated in the Merger Agreement shall have been adopted by the Board of Directors of ITI; (e) the registration statement filed with the Commission with respect to shares of ITI Common Stock to be issued in the Merger shall be effective as of the date (the "Closing Date") of the closing (the "Closing") of the transactions contemplated by the Merger Agreement and as of the Effective Time, and no stop order suspending the effectiveness of the registration statement or similar restraining order shall have been threatened or initiated by the Commission or any state or foreign securities administrator; (f) ITI shall have received an opinion from BDO Seidman, LLP, dated the Closing Date, in form and substance reasonably satisfactory to ITI and to IMA, to the effect that the transactions contemplated by the Merger Agreement and the Merger will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles; (g) at or prior to the Effective Time, all of the shares of IMA Class B Common Stock issued and outstanding immediately prior to the Effective Time shall have been converted into shares of IMA Class A Common Stock on a share-for-share basis in accordance with IMA's Certificate of Incorporation, as currently in effect; (h) no order, stay, judgment, injunction or decree shall have been issued and be in effect by any court restraining or prohibiting the consummation of the transactions contemplated in the Merger Agreement and no statute, rule or regulation shall have been promulgated or enacted by any foreign or United States federal or state government, governmental authority or governmental agency, which would prevent or make illegal the consummation of the transactions contemplated in the Merger Agreement including the Merger; (i) IMA shall have received from counsel to IMA, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to IMA and to ITI and its counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and that ITI, ITI Sub and IMA will each be a party to that reorganization within the meaning of
Section 368(b) of the Code; and (j) ITI's Board of Directors and its offices shall have been expanded and filled, respectively, as set forth under the Merger Agreement.

     The obligations of ITI and ITI Sub to consummate the transaction contemplated by the Merger Agreement and to effectuate the Merger are also subject to the satisfaction or waiver, if permissible by law, of certain conditions, including the following: (a) the representations and warranties of IMA contained in the Merger Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as through all such representations and warranties were made at and as of the Closing Date, and IMA shall have complied with all of its covenants contained in the Merger Agreement in all material respects; (b) ITI shall have received assurances, reasonably satisfactory to it, that at and after the Effective Time, and except as permitted by the Merger Agreement, there shall not exist any security, option, warrant, right, put, call, subscription, agreement, commitment, understanding or claim of any kind, fixed or contingent, that directly or indirectly calls for IMA or any of its subsidiaries to acquire, issue, deliver or sell, or to cause to be acquired, issued, delivered or sold, any shares of the capital stock of or equity interest in IMA or any subsidiary or obligating IMA or any subsidiary to grant, extend or enter into any of the foregoing; (c) the holders of not more than 5% of the outstanding shares of IMA Class A Common Stock shall, at the Closing Date, be entitled to demand payment of the fair value of their shares as dissenting shareholders (see "Information Concerning the Meetings -- Dissenters' Rights" above for a discussion of the absence of such rights in the Merger under applicable Delaware law); (d) all notices to, and declarations, filings and registrations with, and consents, authorizations, approvals and waivers from, governmental and regulatory bodies required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained, and all other notices, consents or waivers with respect to the transactions contemplated by the Merger Agreement shall have been made or obtained; (e) ITI shall have received the resignations of all such officers and directors of IMA and each subsidiary of IMA requested by it; and (f) no action, suit or proceeding against any party hereto relating to the consummation of any of the transactions contemplated in the Merger Agreement or any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened and no investigation by any governmental or regulatory body shall have been commenced (and be pending), seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or seeking material damages in connection therewith which ITI, in good faith and with the advice of ITI's counsel, reasonably believes makes it undesirable to proceed with the consummation of the transactions contemplated by the Merger Agreement. See also "-- Interests of Certain Persons in the Merger and Related Transactions" above for a discussion of the agreements intended with, respectively, Messrs. Kalishman and Affholder and the treatment of certain equipment owned by a partnership of such persons.

     The obligations of IMA to consummate the transactions contemplated by the Merger Agreement and to effectuate the Merger are also subject to the satisfaction or waiver, if permissible by law, of certain conditions, including the following: (a) the representations and warranties of ITI and ITI Sub contained in the Merger Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though all such representations and warranties were made at and as of the Closing Date, and ITI and ITI Sub shall have complied with their respective covenants contained under the Merger Agreement in all material respects; and (b) no action, suit or proceeding against any current director of IMA relating to the consummation of any of the transactions contemplated in the Merger Agreement, and seeking material damages in connection therewith, shall be pending or threatened which IMA, in good faith and with the advice of IMA's counsel, reasonably believes makes it undesirable to proceed with the consummation of the transactions contemplated by the Merger Agreement. See "-- Interests of Certain Persons in the Merger and Related Transactions" above for a discussion of the agreements intended with, respectively, Messrs. Kalishman and Affholder and certain director indemnification arrangements.

     Amendments. At any time prior to the Effective Time, the parties may, by written agreement, make any modification or amendment of the Merger Agreement approved by their respective boards of directors; provided, that, the Conversion Ratio may not be amended or modified without the approval of holders of the IMA Class A Common Stock at any time after such holders have approved the Merger Agreement, and any such amendments will conform to the requirements of Delaware law.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholders of either IMA or ITI, by the consent of the parties thereto, or by either IMA or ITI if: (i) the other party shall have breached in any material respect any of its representations or warranties contained in the Merger Agreement; (ii) any such representation or warranty shall not be correct or accurate in all material respects at and as of the Closing Date with the same effect as if made at such time; (iii) the other party shall have failed to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to the Closing Date; (iv) at the stockholders meeting (including any adjournment or postponement thereof) of the other party, or any successor meeting called for the same purpose, the requisite affirmative approval of the stockholders of the other party shall not have been obtained; (v) if a permanent injunction is entered, enforced or deemed applicable to the Merger Agreement which prohibits the consummation of the transactions contemplated thereby and all appeals of such injunction shall have been taken and shall have been unsuccessful; (vi) if any governmental entity, the consent of which is a condition to the obligation of such party to consummate the transactions contemplated thereby, shall have determined not to grant its consent and all appeal of such determination shall have been taken and shall have been unsuccessful; or (vii) the Closing shall not have occurred on or prior to January 31, 1996.

     Cooperation Agreement. The Merger Agreement, as supplemented by a letter agreement dated May 23, 1995 (the "Litigation Agreement") between ITI and IMA, continues the moratorium on further assertion of any rights in dispute as a result of the consummation of the Enviroq Acquisition by IMA without consent of ITI, except for certain procedural steps to preserve the respective rights of the parties. See "-- Background" above. Under the Litigation Agreement, the parties to the Declaratory Action submitted a joint motion seeking to stay all proceedings until January 31, 1996 or the earlier termination of the Merger Agreement. The motion was granted by order dated July 5, 1995.

MANAGEMENT OF ITI FOLLOWING CONSUMMATION OF THE MERGER

     If the Merger Agreement, and the transactions contemplated thereby, are approved by the ITI Stockholders and the conditions to the parties' obligations under the Merger Agreement are satisfied or waived, ITI has agreed that its Board of Directors will be expanded as of the Effective Time to include the following persons: William Gorham, Alvin J. Siteman, Silas Spengler and Sheldon Weinig, for a term expiring at the 1996 Annual Meeting of Stockholders of ITI ("Merger Class I Directors"); Robert W. Affholder, Paul A. Biddelman, Douglas K. Chick and Steven Roth, for a term expiring at the 1997 Annual Meeting of Stockholders of ITI ("Merger Class II Directors"); and Brian Chandler, Jerome Kalishman, James D. Krugman, Jean-Paul Richard and Russell B. Wight, Jr., for a term expiring at the 1998 Annual Meeting of Stockholders of ITI ("Merger Class III Directors"). Other than Mr. Richard, the directors are grouped as follows:
(i) Messrs. Biddelman, Chandler, Chick, Krugman and Spengler constitute the "INA Group;" (ii) Messrs. Gorham, Roth, Weinig and Wight constitute the "IGL Group;" and (iii) Messrs. Affholder, Kalishman and Siteman constitute the "IMA Group." The INA Group and the IGL Group, together with Mr. Richard, comprise the current Board of Directors of ITI, and the IMA Group has been designated for appointment by IMA. ITI has further agreed that, during the Term, ITI will nominate and recommend for re-election to the ITI Board of Directors, upon expiration of their terms, the Merger Class I Directors, the

Merger Class II Directors and the Merger Class III Directors. If, during the Term, any director resigns or is unable to serve for any reason, such vacancy will be filled with a designee chosen by the remaining members of that director's group and thereafter ITI will nominate and recommend such designee for election to the Board of Directors of ITI.

     At the Effective Time, ITI will enter into an agreement with Mr. Kalishman, under which he will serve as Vice Chairman of ITI during the Term, and will also enter into a three-year employment agreement with Mr. Affholder, under which he will initially serve as chief operating officer for ITI's North American contracting operations. See "-- Interests of Certain Persons in the Merger" above.

RESALES OF ITI COMMON STOCK

     The shares of ITI Common Stock to be issued to IMA Stockholders in connection with the Merger may be traded freely and without restriction by those IMA Stockholders who are not deemed to be "affiliates" of either IMA or ITI within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). Persons who may be deemed to be affiliates of IMA generally include individuals or entities that control or are controlled by, or are under common control with IMA and may include certain officers and directors of IMA, as well as principal IMA Stockholders. Affiliates may resell shares of ITI Common Stock only in transactions permitted by Rule 145, pursuant to an effective registration statement under the Securities Act or in transactions otherwise exempt from registration. This Joint Proxy Statement/Prospectus does not cover resales of ITI Common Stock received by any person who may be deemed an affiliate of IMA. IMA has caused to be delivered to ITI a written agreement in the form included as Exhibit J to the Merger Agreement attached hereto as Annex A (a "Rule 145 Letter") from each person who may be deemed to be an affiliate to the effect that no disposition of ITI Common Stock received pursuant to the Merger Agreement will be made except in accordance with applicable provisions of the Securities Act and the rules and regulation promulgated thereunder. The certificates evidencing the shares of ITI Common Stock received by such persons who may be deemed affiliates of IMA pursuant to the Merger Agreement will bear a legend setting forth such restrictions.

REGISTRATION RIGHTS AGREEMENT

     ITI has entered into a Registration Rights Agreement dated as of September 1, 1995 (the "Registration Rights Agreement"), with Robert W. Affholder and Xanadu Investments, L.P. (the "Registration Rights Stockholders"). Mr. Affholder and Xanadu Investments, L.P. represent all parties known to ITI and IMA who may be deemed affiliates and who would be unable to dispose of all of their shares of ITI Common Stock issued in connection with the Merger within the volume limitations of Rule 144 promulgated under the Securities Act. The Registration Rights Agreement will become effective on the date of the first publication of operating results of ITI covering at least a 30-day period after the Effective Time and all registration rights granted pursuant to the Registration Rights Agreement will terminate on December 9, 1998.

     The Registration Rights Agreement provides that any Registration Rights Stockholder may make a written request for registration under the Securities Act (a "Demand Registration") of all or part, but no less than 500,000, of the shares of ITI Common Stock owned beneficially by it or by its affiliates (the "Registrable Securities"). However, ITI shall not be obligated (i) to effect more than one Demand Registration for each Registration Rights Stockholder and its affiliates unless ITI qualifies and is entitled to use a registration statement on Form S-3, in which case each Registration Rights Stockholder shall be entitled to a total of three Demand Registrations, (ii) to effect a Demand Registration for fewer than 500,000 shares of ITI Common Stock, (iii) to effect a Demand Registration if such written request is given after December 9, 1998,
(iv) to effect a Demand Registration for any Registrable Securities if, in the written opinion of counsel to ITI, such Registrable Securities could, within three months of the date of a Registration Rights Stockholder's request, be publicly offered and sold without registration under the Securities Act, (v) to effect a Demand Registration if a Demand Registration has been effectuated within the prior six months, (vi) to effect a Demand Registration during the period commencing on the date of delivery of the Incidental Registration Notice (as defined in the Registration Rights Agreement) and ending on the earlier of the 20th day after the effectiveness of the registration statement with respect to which such Incidental Registration Notice relates or the date ITI abandons plans to pursue the registration contemplated by such registration statement or
(vii) to effect a

Demand Registration during a period in which ITI would be required to undertake an audit in order to have available for inclusion in the registration statement current financial statements as required in accordance with the Securities Act, unless the Registration Rights Stockholder undertakes to bear the costs of such audit.

     In addition, if ITI proposes to file a registration statement relating to an underwritten public offering of shares of ITI Common Stock to be offered for its own account or for the account of others and if the managing underwriter for such proposed offering advises ITI that the inclusion of some or all of the Registrable Securities in such registration statement would not interfere with the successful marketing of ITI Common Stock for the account of ITI in such offering, ITI shall provide written notice of the proposed offering to the Registration Rights Stockholders, setting forth a description of the intended method of distribution and use its reasonable best efforts (subject to any limits as may have been set by ITI's Board of Directors or the managing underwriters on the number of Registrable Securities which may be included in the offering) to register pursuant to such registration statement (an "Incidental Registration") such number of Registrable Securities requested by such Registration Rights Stockholder. ITI shall not be obligated to effect an Incidental Registration for any Registrable Securities if, in the written opinion of counsel to ITI, such Registrable Securities could, within three months of the date of a Registration Rights Stockholder's request, be publicly offered and sold without registration under the Securities Act.

     In connection with the registration of any Registrable Securities, ITI will pay all out-of-pocket expenses of ITI incurred as a result of such registration, including Commission filing fees, fees and expenses incurred complying with the securities or Blue Sky laws, printing expenses, fees and expenses of counsel and independent certified public accountants for ITI and any reasonable fees and expenses of any additional experts retained by ITI in connection with such registration, as well as internal ITI expenses. Each participating Registration Rights Stockholder will pay any underwriting fees, discounts or commissions attributable to the sale of such Registration Rights Stockholder's Registrable Securities, and any out-of-pocket expenses of such Registration Rights Stockholder, including its counsel's fees and expenses. ITI has also agreed to indemnify each Registration Rights Stockholder and certain other persons for certain liabilities arising under the Securities Act, or to contribute to payments such persons may be required to make in respect thereof in connection with any such registration statement.

POOLING LETTERS

     In connection with the Merger Agreement, ITI and IMA have entered into additional agreements, each dated May 23, 1995, a form of which is included as Exhibit B to the Merger Agreement attached hereto as Annex A (the "Pooling Letter Agreements"), with (i) Interstate Properties and its partners, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, and Douglas K. Chick, Brian Chandler, Ringwood Limited, Barford Limited and Parkwood Limited, constituting the largest stockholders of ITI; (ii) each other director and executive officer of ITI; (iii) Jerome and Nancy F. Kalishman, individually and as trustees and/or tenants by the entirety, Xanadu Investments, L.P. and Robert W. Affholder, constituting the largest stockholders of IMA; and (iv) each other director and executive officer of IMA. Pursuant to the Pooling Letter Agreements, and subject to specified exceptions, such persons have agreed, among other things, not to transfer or dispose of any shares of ITI Common Stock, IMA Class A Common Stock or IMA Class B Common Stock owned by them, respectively, until the earlier of:
(x) the termination of the Merger Agreement or (y) the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated.

     In connection with execution of Pooling Letter Agreements by Interstate and its partners, ITI and IMA confirmed that such agreements would not remain in effect if the Merger did not occur on or prior to January 31, 1996, and ITI committed that, at the request of Interstate, it will use its best efforts to publish at the earliest practicable date following the Effective Time the operating results of ITI covering the first full calendar month after the Merger is consummated, consistent with the release by ITI of year-end results.

CONVERSION LETTERS

     In connection with the Merger Agreement, ITI and IMA have entered into agreements, each dated May 23, 1995, a form of which is included as Exhibit G to the Merger Agreement attached hereto as Annex A (the "Conversion Letter Agreements"), with each of Robert W. Affholder, James Kalishman, John

Kalishman, Susan Kalishman, Thomas Kalishman and Xanadu Investments, L.P., constituting the holders of all of the outstanding shares of IMA Class B Common Stock. Pursuant to the Conversion Letter Agreements, such persons have agreed to convert, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, each outstanding share of IMA Class B Common Stock beneficially owned by them, respectively, into one share of IMA Class A Common Stock in accordance with the terms of the IMA Class B Common Stock.

GOVERNMENTAL AND REGULATORY MATTERS

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), requires parties to proposed business combinations exceeding a certain size to file Notification and Report Forms with respect to such business combinations. Accordingly, on June 16, 1995, both ITI and IMA filed Notification and Report Forms with respect to the Merger with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") for review pursuant to the HSR Act. Effective June 26, 1995, the FTC confirmed early termination of the waiting period applicable to the Merger under the HSR Act. Neither ITI nor IMA believes that the Merger will violate in any respect the antitrust laws of the United States; however, at any time before or after the consummation of the Merger, the Antitrust Division or the FTC or another person could seek to enjoin or restrain the Merger on antitrust or other grounds. There can be no assurance that such challenge, or any additional challenge, if made, will not be successful.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion has been prepared by Thompson & Mitchell, counsel to IMA ("IMA Counsel"), and, except as otherwise indicated, summarizes IMA Counsel's opinion. The discussion is a general summary of the material federal income tax consequences of the Merger to certain IMA Stockholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger Agreement and the transactions contemplated thereby. The discussion does not address all aspects of federal income taxation that may be applicable to IMA Stockholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities and persons who acquired their IMA Class A Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the federal income tax. IN VIEW OF THE INDIVIDUAL NATURE OF FEDERAL INCOME TAX CONSEQUENCES, IMA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM.

     The discussion is based on the Internal Revenue Code of 1986, as amended, regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger, including certain representations of ITI, IMA, and certain stockholders of IMA. If any of these factual assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. The discussion assumes that the shares of IMA Class A Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

     Assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under
Section 368(a)(1)(A) of the Code, by reason of the application of Section 368(a)(2)(E) of the Code, with the following federal income tax consequences:

          (1) IMA Stockholders will recognize no gain or loss as a result of the exchange of their IMA Class A Common Stock solely for shares of ITI Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as described in paragraph (4) below.

          (2) The aggregate adjusted tax basis of the shares of ITI Common Stock received by each IMA Stockholder in the Merger (including any fractional share of ITI Common Stock deemed to be received, as described in paragraph 4 below) will be equal to the aggregate adjusted tax basis of the shares of IMA Class A Common Stock surrendered.

          (3) The holding period of the shares of ITI Common Stock received by each IMA Stockholder in the Merger (including any fractional share of ITI Common Stock deemed to be received, as described in paragraph 4 below) will include the holding period of the shares of IMA Class A Common Stock exchanged therefor.

          (4) An IMA Stockholder who receives cash in the Merger in lieu of a fractional share of ITI Common Stock will be treated as if the fractional share had been received by such stockholder in the Merger and then redeemed by ITI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of ITI Common Stock allocable to the fractional share.

     IMA has received from IMA Counsel an opinion to the effect that the Merger will be a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Code, by reason of Section 368(a)(2)(E) of the Code, and that the other federal income tax consequences of the Merger are in all material respects as described in this section. Such opinion is subject to the conditions and assumptions stated therein and also relies on various representations made by ITI, IMA, and certain stockholders of IMA. Copies of the opinion are available, without charge, to IMA Stockholders upon written request to Joseph F. Olson, Vice President -- Finance and Administration, Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service (the "Service"), has no binding effect on the Service. The Service could take a position contrary to IMA Counsel's opinion and, if the matter were litigated, a court may reach a decision contrary to the opinion. The Service is not expected to issue a ruling on the tax consequences of the Merger, and no such ruling is being requested.

     It is a condition to the obligations of ITI, ITI Sub and IMA to consummate the Merger that the foregoing opinion be confirmed in writing to IMA as of the Closing Date. See "-- Basic Terms of Merger Agreement -- Conditions to Consummation of the Merger" above.

     THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN IMA STOCKHOLDERS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH IMA STOCKHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH IMA STOCKHOLDER. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH IMA STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     It is a condition to the obligations of ITI, ITI Sub and IMA to effect the Merger that ITI has received an opinion from BDO Seidman, LLP, in form and substance reasonably satisfactory to ITI and IMA, stating that the transactions contemplated by the Merger Agreement will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles. See
"-- Basic Terms of Merger Agreement -- Conditions to Consummation of the Merger" above. BDO Seidman, LLP has advised ITI and IMA that the Merger would not qualify for pooling-of-interests treatment in accordance with generally accepted accounting principles if, among other things (i) IMA Class B Common Stock is not converted into IMA Class A Common Stock on a share for share basis prior to the Effective Time without the payment of a premium and (ii) ITI Common Stock is exchanged for less than 90% of the outstanding IMA Class A Common Stock. Although certain transactions could have the effect of shares of IMA Class A Common Stock being deemed not to be exchanged for ITI Common Stock or could violate requirements for the use of pooling-of-interests accounting treatment (e.g., sales of shares by directors or executive officers of ITI or IMA, see "-- Pooling Letters" above), ITI and IMA are not aware of any such transaction. The Merger Agreement provides as a condition to ITI's obligations to consummate the Merger that the holders of not more than 5% of the outstanding shares of IMA Class A Common Stock shall be entitled to demand payment of the fair value of their shares. See "Information Concerning Meetings -- Dissenters' Rights" for a discussion of the absence of such rights in the Merger under applicable Delaware law.

     The pooling-of-interests method of accounting is intended to present as a single interest two or more common stockholder interests which were previously independent. The pooling-of-interests method of accounting assumes that the combining companies have been combined from their inception. Consequently, the historic financial statements for periods prior to the consummation of the combination are restated as though the companies had been combined. The restated financial statements are adjusted to conform the accounting policies of IMA with those of ITI. See "Unaudited Pro Forma Combined Condensed Financial Information" below.

EXPENSES

     IMA, ITI and ITI Sub have agreed that, whether or not the Merger is effected, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that ITI has agreed to reimburse IMA for certain expenses incurred by IMA in connection with certain corporate restructurings requested by ITI if the Merger is not consummated. See "-- Terms of Merger Agreement -- Restructuring Transactions" above.

                          THE CAPITALIZATION AMENDMENT

     In connection with its approval of the Merger Agreement, and the transactions contemplated by the Merger Agreement, the Board of Directors of ITI also has approved an amendment to Article FOURTH of the ITI Charter to provide for an increase in the number of authorized shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares. Approval of the proposed Capitalization Amendment, which will become effective upon consummation of the Merger, is a condition to the obligations of ITI, ITI Sub and IMA to consummate the Merger.

     The following summary description of the proposed Capitalization Amendment is not intended to be complete and is qualified in its entirety by reference to the complete text of the proposed Capitalization Amendment attached to this Joint Proxy Statement/Prospectus as Annex D.

     ITI is presently authorized to issue 27,000,000 shares of capital stock, of which 25,000,000 shares are ITI Common Stock and 2,000,000 shares are preferred stock, $.10 par value ("ITI Preferred Stock"). At the close of business on August 30, 1995, there were outstanding 14,609,804 shares of ITI Common Stock. No shares of Preferred Stock were outstanding on such date. An additional 2,314,443 shares of ITI Common Stock were reserved for possible future issuance upon exercise of outstanding stock options and warrants and options that may be granted under ITI's existing stock option plans. Further, it is anticipated that, based on the number of shares of IMA Class A Common Stock and IMA Class B Common Stock outstanding on September 1, 1995, 12,423,781 shares of ITI Common Stock will be issued to IMA Stockholders in connection with the Merger and, based on the number of shares covered by stock options granted by IMA and outstanding on such date, and options that IMA is permitted to grant under the Merger Agreement, up to an additional 490,457 shares of ITI Common Stock will be reserved for issuance upon exercise of stock options granted by IMA and assumed by ITI in connection with the Merger. Holders of capital stock of ITI do not have any preemptive rights to subscribe for or purchase any shares of capital stock of ITI.

     The proposed amendment to Article FOURTH of the ITI Charter will increase the number of authorized shares of capital stock to 42,000,000, of which 40,000,000 shares will be ITI Common Stock and 2,000,000 shares will be ITI Preferred Stock. Thus, the proposed Capitalization Amendment will increase the authorized number of shares of ITI Common Stock from 25,000,000 shares to 40,000,000 shares. The authorized number of shares of ITI Preferred Stock will remain unchanged. The proposed Capitalization Amendment will not change any other aspect of Article FOURTH of the ITI Charter. Approval of the proposed Capitalization Amendment will not of itself cause any change in the capital stock account or surplus account of ITI.

     The primary purpose of the proposed Capitalization Amendment is to authorize the additional shares of ITI Common Stock necessary to effectuate the Merger and the exercise following the consummation of the Merger of options and warrants with respect to ITI Common Stock. If the proposed amendment is approved, any or all of the remaining part of the authorized but unissued shares of ITI Common Stock may thereafter be issued for such purposes and on such conditions as the Board of Directors of ITI may determine, without further approval by the ITI Stockholders, unless the issuance is in connection with a transaction for which stockholder approval is otherwise required under applicable law or the rules of The Nasdaq Stock Market.

     Although, except for the Merger, the transactions contemplated by the Merger Agreement and ITI's existing option and warrant arrangements, no commitments have been made, and no particular transactions are pending or intended, with respect to the issuance of any of the additional shares which will be authorized by the amendment to Article FOURTH of the ITI Charter, ITI continuously evaluates, explores and has discussions with respect to future potential acquisitions which may involve the issuance of the additional shares. The additional shares may also be used for any issuance in connection with future financings, employee benefit plans or other corporate purposes. See
"ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" below for information concerning financing alternatives that may be considered by ITI in connection with plans for the expansion of its business following completion of the Merger and for general corporate purposes.

     The overall effect of an issuance of additional shares of ITI Common Stock may be to render more difficult the accomplishment of any attempted takeover or other change in control affecting ITI and/or the removal of ITI's Board of Directors and management. ITI has not proposed the Capitalization Amendment as an anti-takeover measure, nor is the proposal to amend the ITI Charter to increase the number of authorized shares of ITI Common Stock being made in response to any specific efforts known to management of ITI to obtain control or accumulate the securities of ITI. ITI's management has no knowledge of any such specific efforts.

     The affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock is required to approve the proposed Capitalization Amendment.

     The Board of Directors of ITI believes that the proposed Capitalization Amendment is in the best interests of ITI and the ITI Stockholders and recommends that the ITI Stockholders vote FOR approval of the proposed Capitalization Amendment. Because consummation of the Merger is subject to approval of the proposed Capitalization Amendment, if the Capitalization Amendment is not approved by the requisite vote of the ITI Stockholders, the Merger, notwithstanding approval of the Merger Agreement by the ITI Stockholders, will not be effected. In addition, if the Merger is not consummated for any reason, the Capitalization Amendment will be null and void.

                          THE BOARD VACANCY AMENDMENT

     In connection with approval of the Merger Agreement, and the transactions contemplated by the Merger Agreement, the Board of Directors of ITI has also approved an amendment to Article SIXTH of the ITI Charter to provide for the filling of vacancies on the Board of Directors of ITI as contemplated by Section
7.3 of the Merger Agreement, to become effective at the Effective Time. Approval of the Board Vacancy Amendment is a condition to the obligations of ITI, ITI Sub and IMA to consummate the Merger.

     Pursuant to the Merger Agreement, ITI has agreed that, during the period from the Effective Time until December 9, 1998, if any director resigns or is unable to serve for any reason such vacancy will be filled with a designee chosen by the remaining members of that director's group, and thereafter ITI will nominate and recommend such designee for election to the ITI Board of Directors until the end of the Term. The proposed Board Vacancy Amendment implements these provisions of the Merger Agreement. The foregoing summary description of the proposed Board Vacancy Amendment is not intended to be complete and is qualified in its entirety by reference to the complete text of the proposed Board Vacancy Amendment attached to this Joint Proxy Statement/Prospectus as Annex E.

     The affirmative vote of holders of a majority of the outstanding ITI Common Stock is required to approve the proposed Board Vacancy Amendment.

     The Board of Directors of ITI believes that the proposed Board Vacancy Amendment is in the best interests of ITI and the ITI Stockholders and recommends that the ITI Stockholders vote FOR approval of the proposed Board Vacancy Amendment. Because consummation of the Merger is subject to approval of the proposed Board Vacancy Amendment, if the Board Vacancy Amendment is not approved by the requisite vote of the ITI Stockholders, the Merger, notwithstanding approval of the Merger Agreement by the ITI Stockholders, will not be effected. In addition, if the Merger is not consummated for any reason, the Board Vacancy Amendment will be null and void.

                       MARKET PRICES OF AND DIVIDENDS ON
                 ITI COMMON STOCK AND IMA CLASS A COMMON STOCK

     ITI Common Stock is traded on The Nasdaq Stock Market under the symbol "INSUA." IMA Class A Common Stock is also traded on The Nasdaq Stock Market under the symbol "INSMA." The IMA Class B Common Stock has no established trading market and IMA is not aware of any recent sales of such stock. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices for ITI Common Stock and IMA Class A Common Stock, respectively, as reported on The Nasdaq Stock Market. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

                                                                 ITI                   IMA
                                                          -----------------     -----------------
PERIOD:                                                    HIGH       LOW        HIGH       LOW
--------------------------------------------------------  ------     ------     ------     ------
1992
  Fourth Quarter........................................  $26.50     $14.00     $20.50     $14.00
1993
  First Quarter.........................................  $25.75     $17.63     $21.00     $13.25
  Second Quarter........................................   20.25      12.25      14.00      10.00
  Third Quarter.........................................   14.50      11.25      14.75      10.00
  Fourth Quarter........................................   16.50      12.25      16.25      12.25
1994
  First Quarter.........................................  $15.25     $10.50     $15.00     $12.50
  Second Quarter........................................   14.75      12.50      15.00       9.75
  Third Quarter.........................................   13.75      12.50      10.50       8.25
  Fourth Quarter........................................   13.75      10.88      10.88       8.13
1995
  First Quarter.........................................  $13.00     $11.13     $11.50     $ 8.63
  Second Quarter........................................   14.00      11.88      15.00      10.38
  Third Quarter
     (through September 14, 1995).......................   16.63      12.88      18.63      14.50

     On May 23, 1995, the last full trading day prior to the public announcement of the Merger Agreement, the closing sales price per share of ITI Common Stock reported on The Nasdaq Stock Market was $13.50 and the closing sales price per share of IMA Class A Common Stock reported on The Nasdaq Stock Market was $12.00. On September 14, 1995, the last full trading day prior to the date of this Joint Proxy Statement/Prospectus, the closing sales price per share of the ITI Common Stock reported on The Nasdaq Stock Market was $14.94 and the closing sales price per share of IMA Class A Common Stock reported on The Nasdaq Stock Market was $16.75. Because the market price of ITI Common Stock is subject to fluctuation due to numerous market forces, the market value of the shares of ITI Common Stock that holders of IMA Class A Common Stock will receive in the Merger may increase or decrease prior to the Effective Time. STOCKHOLDERS OF ITI AND OF IMA ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THEIR SHARES.

     As of August 30, 1995, the number of record holders of ITI Common Stock was 1,842.

     As of September 1, 1995, the number of record holders of IMA Class A Common Stock was 731 and the number of record holders of IMA Class B Common Stock was six.

     Holders of ITI Common Stock are entitled to receive dividends as and when they may be declared by ITI's Board of Directors. ITI has never paid a cash dividend on the ITI Common Stock. ITI's present policy is to retain earnings to provide funds for the operation and expansion of its business. However, pursuant to discussions between representatives of ITI and IMA in connection with the Merger Agreement, the parties anticipate that after the Merger, ITI's Board will review ITI's dividend policy from time to time and will consider ITI's earnings, financial condition, cash flows, financing agreements and other relevant factors in making determinations regarding future dividends, if any. Under the terms of certain credit arrangements to which ITI is a party, ITI is subject to certain limitations in paying dividends. See Note 9 of the Notes to ITI's

Consolidated Financial Statements, including the notes thereto, contained elsewhere herein and "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     IMA has a policy of paying regular cash dividends at current annual rates of $.14 per share of IMA Class A Common Stock and $.1272 per share of IMA Class B Common Stock. IMA has paid dividends at such rates semi-annually in January and July of each year since the beginning of fiscal 1993. Holders of IMA Class A Common Stock and IMA Class B Common Stock are entitled to receive dividends if, as and when they may be declared by IMA's Board of Directors. Under IMA's Certificate of Incorporation, no cash dividends may be declared or paid on shares of IMA Class B Common Stock unless there is or has been declared or paid a cash dividend on each share of IMA Class A Common Stock of at least 110% of the per share dividend on IMA Class B Common Stock. Under the provisions of its outstanding term loan agreement, IMA is subject to certain limitations in paying dividends. See "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Condensed Financial Statements are presented to illustrate the financial statement effect of the Merger. The pro forma financial statements have been prepared assuming that the Merger will be accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the historical financial statements of the combining companies are retroactively combined (after adjustments to eliminate intercompany balances and transactions, and to conform reporting periods and accounting methods) as if the companies had operated as a single entity for the periods presented. Certain historical financial data of IMA have been reclassified to conform to ITI's accounting policies.

     The accompanying Unaudited Pro Forma Combined Condensed Balance Sheet combines the balance sheets of ITI and IMA as of June 30, 1995. The Unaudited Pro Forma Combined Condensed Statements of Operations combine the statements of operations of ITI and the statements of operations of IMA for the years ended December 31, 1994, 1993, and 1992 and the six months ended June 30, 1995 and 1994.

     The Unaudited Pro Forma Combined Condensed Financial Statements are based upon the historical financial statements of ITI and the historical financial statements of IMA. The primary historical financial statements of IMA are prepared on the basis of a fiscal year ending September 30. Following the consummation of the Merger, IMA's assets, liabilities and results of operations will be consolidated with ITI's on the basis of a calendar year ending December
31. The Unaudited Pro Forma Combined Condensed Financial Statements should be read in conjunction with the respective historical financial statements of ITI and IMA which are contained elsewhere in this Joint Proxy Statement/Prospectus, the related notes thereto and the Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

     In addition to the Merger, the accompanying Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1994 and the six months ended June 30, 1995 and 1994 also illustrate management's current estimate of the financial statement effect of the Enviroq Acquisition completed by IMA in April 1995, which has been accounted for under the purchase method of accounting. The accompanying Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1994 and for the six months ended June 30, 1995 and 1994 adjust the historical consolidated statements of operations of IMA as if the Enviroq Acquisition had become effective at the beginning of each such period. Further, the accompanying Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1994 and for the six months ended June 30, 1994 adjust the historical Consolidated Statement of Operations of ITI as if its acquisition of Gelco Services, Inc. ("Gelco") and affiliates (which was completed in October 1994) had become effective at the beginning of such period.

     The following Unaudited Pro Forma Combined Condensed Financial Statements have been included as required by the rules of the Commission and are provided for comparative purposes only. The pro forma financial statements do not purport to be indicative of the results of which would have been obtained if the transactions, in fact, had been effected on the date or dates indicated or which may be obtained in the future.

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                AT JUNE 30, 1995
                                 (IN THOUSANDS)

                                             ITI          IMA         PRO FORMA         MIDSOUTH        PRO FORMA       PRO FORMA
                                          HISTORICAL   HISTORICAL   ADJUSTMENTS(1)    HISTORICAL(2)   ADJUSTMENTS(3)    COMBINED
                                          ----------   ----------   --------------    -------------   --------------    ---------
ASSETS
Current:
  Cash and cash equivalents.............   $  10,553    $  2,925       $                 $   241         $              $ 13,719
  Marketable securities.................           1           0                                                               1
  Receivables -- net....................      42,740      31,571         (1,757)(A)        2,277             (153)(A)     74,678
  Income tax refundable.................       1,678         419                                                           2,097
  Inventories...........................       8,197       5,376            (25)(C)          432                          13,980
  Deferred income taxes.................       2,256           0          2,800(C)                                         5,056
  Prepaid expenses and miscellaneous....       5,477       4,486         (1,070)(C)          116                           9,009
                                          ----------   ----------       -------           ------          -------       ---------
    Total current assets................      70,902      44,777            (52)           3,066             (153)       118,540
Property and equipment, net.............      30,646      29,136         (3,331)(C)        1,319                          57,770
Other assets:
  Intangibles...........................      56,106      15,102           (855)(C)           42                          69,931
                                                                           (464)(D)
  Investments in licensees and
    affiliated companies................       1,940       1,519                                           (2,038)(B)      1,421
  Deferred income taxes.................       1,586           0                                                           1,586
  Other.................................       3,640       1,386           (138)(C)                                        4,888
                                          ----------   ----------       -------           ------          -------       ---------
    Total other assets..................      63,272      18,007         (1,457)              42           (2,038)        77,826
                                          ----------   ----------       -------           ------          -------       ---------
    Total assets........................   $ 164,820    $ 91,920       $ (4,840)         $ 4,427         $ (2,191)      $254,136
                                            ========    ========    ============      ==========      ============      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accruals.........   $  20,636    $ 13,675       $ (1,757)(A)      $   811         $   (153)(A)   $ 41,293
                                                                          8,081(C)
  Income taxes payable..................       1,945         133                                                           2,078
  Deferred income taxes.................         536           0                                                             536
  Notes payable and current maturities
    of long-term debt...................       7,285      17,256                              49                          24,590
                                          ----------   ----------       -------           ------          -------       ---------
    Total current liabilities...........      30,402      31,064          6,324              860             (153)        68,497
Long-term debt, less current
  maturities............................      53,131      14,024                              22                          67,177
Deferred income taxes...................       1,073       1,018                                                           2,091
Other...................................           0         891                                                             891
                                          ----------   ----------       -------           ------          -------       ---------
    Total liabilities...................      84,606      46,997          6,324              882             (153)       138,656
                                          ----------   ----------       -------           ------          -------       ---------
Minority interests......................       2,345       1,391                                            1,507(B)       5,243
                                          ----------   ----------       -------           ------          -------       ---------
Stockholders' equity:
  Common stock..........................         144         108             16(B)                                           268
  Additional paid-in capital............      45,867      18,565            (16)(B)                                       64,416
  Retained earnings.....................      36,295      25,245        (10,700)(C)        3,545           (3,545)(B)     50,376
                                                                           (464)(D)
                                          ----------   ----------       -------           ------          -------       ---------
                                              82,306      43,918        (11,164)           3,545           (3,545)       115,060
  Treasury stock........................           0           0                                                               0
  Cumulative foreign currency
    translation adjustments.............        (813)       (386)                                                         (1,199 )
  Note receivable from affiliates.......      (3,624)          0                                                          (3,624 )
  Unrealized gain on investments
    available for sale..................           0           0                                                               0
                                          ----------   ----------       -------           ------          -------       ---------
    Total stockholders' equity..........      77,869      43,532        (11,164)           3,545           (3,545)       110,237
                                          ----------   ----------       -------           ------          -------       ---------
    Total liabilities and stockholders'
      equity............................   $ 164,820    $ 91,920       $ (4,840)         $ 4,427         $ (2,191)      $254,136
                                            ========    ========    ============      ==========      ============      =========

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

BASIS OF PRESENTATION

     Reference is made to the material following the caption "Unaudited Pro Forma Combined Condensed Financial Information."

(1) Pro forma adjustments and eliminations to effect the Merger are as follows:

     (A) To eliminate intercompany balances.

     (B) To reflect the issuance of ITI Common Stock for the IMA Class A Common Stock.

     (C) To record estimated restructuring provisions, net of income tax benefit, and the estimated expense of the Merger as if the transaction had occurred at the balance sheet date.

     (D) To reflect the recharacterization of the net of tax gain recognized by ITI upon the sale of its holdings in Enviroq as a reduction of the purchase consideration paid by IMA, resulting in a reduction of goodwill.

(2) At June 30, 1995, a 15% general partnership interest in Midsouth Partners, a domestic Insituform licensee, was held by a subsidiary of ITI, and a 42.5% interest therein was held by a subsidiary of Enviroq. As a result of the Enviroq Acquisition, the pro forma statements reflect a majority ownership (57.5%) in Midsouth Partners as held by the combined ITI/IMA. See "Business of ITI-Investments" below for a description of arbitration proceedings brought by the remaining partner of Midsouth Partners alleging an event of default by Enviroq under the partnership agreement of Midsouth Partners as a result of entering into the Enviroq Agreement, and the purported exercise by such partner of its alleged rights as a non-defaulting partner to name a majority of the members of the management committee of Midsouth Partners, an action to which both ITI and Enviroq have objected.

(3) Eliminations to effect the consolidation of Midsouth Partners are as follows:

     (A) To eliminate intercompany balances.

     (B) To reflect minority interests and the elimination of ITI's and Enviroq's equity-method investments in Midsouth.

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                          UNAUDITED PRO FORMA COMBINED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SIX MONTHS ENDED JUNE 30, 1995
                                                      -------------------------------------------------------------------
                                                         ITI          IMA        ENVIROQ       PRO FORMA        PRO FORMA
                                                      HISTORICAL   HISTORICAL   HISTORICAL   ADJUSTMENTS(2)        IMA
                                                      ----------   ----------   ----------   --------------     ---------
Revenues............................................   $ 83,446     $ 51,493      $6,843                         $58,336
Operating costs and expenses:
  Cost of revenues..................................     53,243       38,230       6,070                          44,300
  Selling, general and
    administrative..................................     17,254        7,563       1,165             362(A)        9,090
  Research and development..........................      3,315          702          24                             726
  Merger and restructuring costs....................          0            0           0                               0
                                                      ----------   ----------   ----------       -------        ---------
    Total operating costs and expenses..............     73,812       46,495       7,259             362          54,116
                                                      ----------   ----------   ----------       -------        ---------
Operating income....................................      9,634        4,998        (416)           (362)          4,220
Other income (expense)..............................     (4,783)        (333)        (85)           (389)(B)        (807)
                                                      ----------   ----------   ----------       -------        ---------
  Income before taxes on income.....................      4,851        4,665        (501)           (751)          3,413
Taxes on income.....................................      1,911        1,710        (104)           (265)(C)       1,341
                                                      ----------   ----------   ----------       -------        ---------
  Income before minority interests and equity in
    earnings of associated companies................      2,940        2,955        (397)           (486)          2,072
Minority interests..................................       (260)        (299)          0                            (299)
Equity in earnings of associated companies..........        315          365         140                             505
                                                      ----------   ----------   ----------       -------        ---------
Income from continuing operations...................   $  2,995     $  3,021      $ (257)       $   (486)        $ 2,278
                                                       ========     ========    ========     ============       ========
Income from continuing operations per common
  share.............................................   $   0.21     $   0.27                                     $  0.21
                                                       ========     ========                                    ========
Number of shares used to compute net income per
  share.............................................     14,442       11,110                                      11,110
                                                       ========     ========                                    ========


                                                        PRO FORMA          MIDSOUTH        PRO FORMA        PRO FORMA
                                                      ADJUSTMENTS(3)     HISTORICAL(4)   ADJUSTMENTS(5)     COMBINED
                                                      --------------     -------------   --------------     ---------
Revenues............................................     $ (4,119)(A)       $ 4,512          $ (543)(A)     $138,945
                                                           (2,414)(A)                          (273)(A)
Operating costs and expenses:
  Cost of revenues..................................       (4,119)(A)         3,253            (543)(A)       93,447
                                                           (2,414)(A)                          (273)(A)
  Selling, general and
    administrative..................................          (10)(D)           517                           26,851
  Research and development..........................                              0                            4,041
  Merger and restructuring costs....................            0(B)              0                                0
                                                          -------            ------          ------         ---------
    Total operating costs and expenses..............       (6,543)            3,770            (816)         124,339
                                                          -------            ------          ------         ---------
Operating income....................................           10               742               0           14,606
Other income (expense)..............................         (755)(D)            24                           (6,321)
                                                          -------            ------          ------         ---------
  Income before taxes on income.....................         (745)              766               0            8,285
Taxes on income.....................................         (291)(D)             0                            2,961
                                                          -------            ------          ------         ---------
  Income before minority interests and equity in
    earnings of associated companies................         (454)              766               0            5,324
Minority interests..................................                              0            (326)(B)         (885)
Equity in earnings of associated companies..........                              0            (440)(B)          380
                                                          -------            ------          ------         ---------
Income from continuing operations...................     $   (454)          $   766          $ (766)        $  4,819
                                                      ============       ==========      ============       ========
Income from continuing operations per common
  share.............................................                                                        $   0.18
                                                                                                            ========
Number of shares used to compute net income per
  share.............................................             (C)                                          27,218
                                                                                                            ========

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                          UNAUDITED PRO FORMA COMBINED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31, 1994
                                         ----------------------------------------------------------------------------
                                                                                       PRO
                                            ITI          GELCO        PRO FORMA       FORMA       IMA       ENVIROQ
                                         HISTORICAL  HISTORICAL(1)  ADJUSTMENTS(1)     ITI     HISTORICAL  HISTORICAL
                                         ----------  -------------  -------------    --------  ----------  ----------
Revenues................................  $148,247      $17,685        $(1,854)(A)   $164,078   $ 84,023    $ 21,156
Operating costs and expenses:
 Cost of revenues.......................    94,629       10,045         (1,854)(A)    102,820     60,718      16,516
 Selling, general and administrative....    33,560        3,761            730(B)      38,051     11,969       2,622
 Research and development...............     1,509                                      1,509        652          66
 Merger and restructuring costs.........         0                                          0          0
                                          --------      -------        -------       --------    -------     -------
   Total operating costs and expenses...   129,698       13,806         (1,124)       142,380     73,339      19,204
                                          --------      -------        -------       --------    -------     -------
Operating income........................    18,549        3,879           (730)        21,698     10,684       1,952
Other income (expense)..................    (2,440)          (2)        (1,364)(C)     (3,806)        42         250
                                          --------      -------        -------       --------    -------     -------
 Income before taxes on income..........    16,109        3,877         (2,094)        17,892     10,726       2,202
Taxes on income.........................     6,140                         620(D)       6,760      4,317       1,137
                                          --------      -------        -------       --------    -------     -------
 Income before minority interests and
   equity in earnings of associated
   companies............................     9,969        3,877         (2,714)        11,132      6,409       1,065
Minority interests......................      (584)                                      (584)      (696)          0
Equity in earnings of associated
 companies..............................       409                                        409        160         419
                                          --------      -------        -------       --------    -------     -------
Income from continuing operations.......  $  9,794      $ 3,877        $(2,714)      $ 10,957   $  5,873    $  1,484
                                          ========      =======        =======       ========    =======     =======
Income from continuing operations per
 common share...........................  $   0.68                                   $   0.76   $   0.53
                                          ========                                   ========    =======
Number of shares used to compute net
 income per share.......................    14,414                                     14,414     11,085
                                          ========                                   ========    =======


                                            PRO FORMA     PRO FORMA    PRO FORMA       MIDSOUTH       PRO FORMA     PRO FORMA

                                          ADJUSTMENTS(2)     IMA     ADJUSTMENTS(3)  HISTORICAL(4)  ADJUSTMENTS(5)  COMBINED

                                          --------------  ---------  --------------  -------------  --------------  ---------

Revenues................................     $            $105,179      $ (9,283)(A)    $ 7,048        $ (1,089)(A) $261,396

                                                                          (4,121)(A)                       (416)(A)
Operating costs and expenses:
 Cost of revenues.......................                    77,234        (9,283)(A)      5,103          (1,089)(A)  170,248

                                                                          (4,121)(A)                       (416)(A)
 Selling, general and administrative....          971(A)    15,562           (19)(D)        951                       54,545

 Research and development...............                       718                            0                        2,227

 Merger and restructuring costs.........                         0             0(B)           0                            0

                                              -------     --------       -------         ------         -------     --------

   Total operating costs and expenses...          971       93,514       (13,423)         6,054          (1,505)     227,020

                                              -------     --------       -------         ------         -------     --------

Operating income........................         (971)      11,665            19            994               0       34,376

Other income (expense)..................       (1,125)(B)     (833 )                        (12)                      (4,651)

                                              -------     --------       -------         ------         -------     --------

 Income before taxes on income..........       (2,096)      10,832            19            982               0       29,725

Taxes on income.........................         (741)(C)    4,713                            0                       11,473

                                              -------     --------       -------         ------         -------     --------

 Income before minority interests and
   equity in earnings of associated
   companies............................       (1,355)       6,119            19            982               0       18,252

Minority interests......................                      (696 )                          0            (417)(B)   (1,697)

Equity in earnings of associated
 companies..............................                       579                            0            (565)(B)      423

                                              -------     --------       -------         ------         -------     --------

Income from continuing operations.......     $ (1,355)    $  6,002      $     19        $   982        $   (982)    $ 16,978

                                              =======     ========       =======         ======         =======     ========

Income from continuing operations per
 common share...........................                  $   0.54                                                  $   0.63

                                                          ========                                                  ========

Number of shares used to compute net
 income per share.......................                    11,085              (C)                                   27,162

                                                          ========                                                  ========


                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                          UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            SIX MONTHS ENDED JUNE 30, 1994
                            ----------------------------------------------------------------------------------------------
                               ITI          GELCO        PRO FORMA       PRO FORMA     IMA       ENVIROQ      PRO FORMA
                            HISTORICAL  HISTORICAL(1)  ADJUSTMENTS(1)       ITI     HISTORICAL  HISTORICAL  ADJUSTMENTS(2)
                            ----------  -------------  --------------    ---------  ----------  ----------  --------------
Revenues...................  $ 62,283      $ 9,576        $ (1,290)(A)    $70,569    $ 36,918    $ 10,722
Operating costs and
  expenses:
  Cost of revenues.........    39,396        5,468          (1,290)(A)     43,574      26,388       8,160
  Selling, general and
    administrative.........    13,448        2,080             200(B)      15,728       6,221       1,411          486(A)
  Research and
    development............     2,964                                       2,964          54          19
  Merger and restructuring
    costs..................         0                                           0                       0
                            ----------      ------         -------       ---------  ----------  ----------      ------
        Total operating
          costs and
          expenses.........    55,808        7,548          (1,090)        62,266      32,663       9,590          486
                            ----------      ------         -------       ---------  ----------  ----------      ------
Operating income...........     6,475        2,028            (200)         8,303       4,255       1,132         (486)
Other income (expense).....      (853)          35            (710)(C)     (1,528)        (14)        155         (511)(B)
                            ----------      ------         -------       ---------  ----------  ----------      ------
  Income before taxes on
    income.................     5,622        2,063            (910)         6,775       4,241       1,287         (997)
Taxes on income............     2,035                          541(D)       2,576       1,657         560         (351)(C)
                            ----------      ------         -------       ---------  ----------  ----------      ------
  Income before minority
    interests and equity in
    earnings of associated
    companies..............     3,587        2,063          (1,451)         4,199       2,584         727         (646)
Minority interests.........      (216)                                       (216)        (71)          0
Equity in earnings of
  associated companies.....       272                                         272         120           4
                            ----------      ------         -------       ---------  ----------  ----------      ------
Income from continuing
  operations...............  $  3,643      $ 2,063        $ (1,451)       $ 4,255    $  2,633    $    731       $ (646)
                             ========   ==========     ============      ========    ========    ========   ============
Income from continuing
  operations per common
  share....................  $   0.25                                     $  0.30    $   0.24
                             ========                                    ========    ========
Number of shares used to
  compute net income per
  share....................    14,412                                      14,412      11,125
                             ========                                    ========    ========


                             PRO FORMA    PRO FORMA         MIDSOUTH       PRO FORMA       PRO FORMA
                                IMA     ADJUSTMENTS(3)    HISTORICAL(4)  ADJUSTMENTS(5)    COMBINED
                             ---------  --------------    -------------  --------------    ---------
Revenues...................   $47,640      $ (4,603)(A)      $ 2,665         $ (377)(A)    $113,538
                                             (2,196)(A)                        (160)(A)
Operating costs and
  expenses:
  Cost of revenues.........    34,548        (4,603)(A)        2,194           (377)(A)      72,980
                                             (2,196)(A)                        (160)(A)
  Selling, general and
    administrative.........     8,118           (10)(D)          465                         24,301
  Research and
    development............        73                              0                          3,037
  Merger and restructuring
    costs..................         0              (B)             0                              0
                             ---------      -------       -------------      ------        ---------
        Total operating
          costs and
          expenses.........    42,739        (6,809)           2,659           (537)        100,318
                             ---------      -------       -------------      ------        ---------
Operating income...........     4,901            10                6              0          13,220
Other income (expense).....      (370)                             3                         (1,895)
                             ---------      -------       -------------      ------        ---------
  Income before taxes on
    income.................     4,531            10                9              0          11,325
Taxes on income............     1,866                              0                          4,442
                             ---------      -------       -------------      ------        ---------
  Income before minority
    interests and equity in
    earnings of associated
    companies..............     2,665            10                9              0           6,883
Minority interests.........       (71)                             0             (4)(B)        (291)
Equity in earnings of
  associated companies.....       124                              0             (5)(B)         391
                             ---------      -------       -------------      ------        ---------
Income from continuing
  operations...............   $ 2,718      $     10          $     9         $   (9)       $  6,983
                             ========   ============      ==========     ============      ========
Income from continuing
  operations per common
  share....................   $  0.24                                                      $   0.26
                             ========                                                      ========
Number of shares used to
  compute net income per
  share....................    11,125              (C)                                       27,206
                             ========                                                      ========

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                          UNAUDITED PRO FORMA COMBINED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31, 1993
                                             ------------------------------------------------------------
                                                ITI            IMA           PRO FORMA          PRO FORMA
                                             HISTORICAL     HISTORICAL     ADJUSTMENTS(3)       COMBINED
                                             ----------     ----------     --------------       ---------
Revenues...................................   $ 100,508      $ 60,495         $ (6,485)(A)      $ 151,829
                                                                                (2,689)(A)
Operating costs and expenses:
  Cost of revenues.........................      60,066        45,044           (6,485)(A)         95,936
                                                                                (2,689)(A)
  Selling, general and administrative......      27,672        11,292                              38,964
  Research and development.................       2,718            61                               2,779
  Merger and restructuring costs...........        (981)                              (B)            (981)
                                             ----------     ----------     --------------       ---------
          Total operating costs and
            expenses.......................      89,475        56,397           (9,174)           136,698
                                             ----------     ----------     --------------       ---------
Operating income...........................      11,033         4,098                0             15,131
Other income (expense).....................        (511)           43                                (468)
                                             ----------     ----------     --------------       ---------
  Income before taxes on income............      10,522         4,141                0             14,663
Taxes on income............................       3,314         1,845                               5,159
                                             ----------     ----------     --------------       ---------
  Income before minority interests and
     equity in earnings of associated
     companies.............................       7,208         2,296                0              9,504
Minority interests.........................        (408)            0                                (408)
Equity in earnings of associated
  companies................................         460           178                                 638
                                             ----------     ----------     --------------       ---------
Income from continuing operations..........   $   7,260      $  2,474         $      0          $   9,734
                                               ========       =======      ===========           ========
Income from continuing operations per
  common share.............................   $    0.51      $   0.22                           $    0.36
                                               ========       =======                            ========
Number of shares used to compute net income
  per share................................      14,330        11,053                 (C)          27,040
                                               ========       =======                            ========

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                          UNAUDITED PRO FORMA COMBINED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31, 1992
                                              -----------------------------------------------------------
                                                 ITI            IMA           PRO FORMA         PRO FORMA
                                              HISTORICAL     HISTORICAL     ADJUSTMENTS(3)      COMBINED
                                              ----------     ----------     --------------      ---------
Revenues....................................   $  95,559      $ 69,709         $ (5,864)(A)     $ 156,581
                                                                               $ (2,823)(A)
Operating costs and expenses:
  Cost of revenues..........................      59,721        47,497           (5,864)(A)        98,531
                                                                                 (2,823)(A)
  Selling, general and administrative.......      21,982         9,559                             31,541
  Research and development..................       4,349           286                              4,635
  Merger and restructuring costs............      14,572             0                 (B)         14,572
                                              ----------     ----------     --------------      ---------
          Total operating costs and
            expenses........................     100,624        57,342           (8,687)          149,279
                                              ----------     ----------     --------------      ---------
Operating income............................      (5,065)       12,367                0             7,302
Other income (expense)......................       2,868            (9)                             2,859
                                              ----------     ----------     --------------      ---------
  Income before taxes on income.............      (2,197)       12,358                0            10,161
Taxes on income.............................       4,223         4,684                              8,907
                                              ----------     ----------     --------------      ---------
  Income before minority interests and
     equity in earnings of associated
     companies..............................      (6,420)        7,674                0             1,254
Minority interests..........................        (248)            0                               (248)
Equity in earnings of associated
  companies.................................         997           285                              1,282
                                              ----------     ----------     --------------      ---------
Income from continuing operations...........   $  (5,671)     $  7,959         $      0         $   2,288
                                                ========       =======      ===========          ========
Income from continuing operations per common
  share.....................................   $   (0.41)     $   0.89                          $    0.09
                                                ========       =======                           ========
Number of shares used to compute net income
  per share.................................      13,884         8,915                 (C)         24,136
                                                ========       =======                           ========

                         INSITUFORM TECHNOLOGIES, INC.
                                      AND
                          INSITUFORM MID-AMERICA, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENTS OF OPERATIONS

BASIS OF PRESENTATION

     Reference is made to the material following the caption "Unaudited Pro Forma Combined Condensed Financial Information."

(1) Pro forma adjustments and eliminations to effect the Gelco acquisition are as follows:

     (A) To eliminate intercompany transactions.

     (B) To reflect (i) amortization of goodwill, (ii) depreciation on the step-up of property and equipment to fair value and (iii) reduction of management fees, executive compensation and rent expense.

     (C) To record interest expense associated with acquisition indebtedness.

     (D) Pro forma taxes on income have been provided as if Gelco and its affiliates had not been "S" Corporations prior to their acquisition.

(2) Pro forma adjustments and eliminations to effect the Enviroq Acquisition are as follows:

     (A) Reflects the payment of a $.2 million annual consulting fee, amortization of the non-compete agreement over five years and amortization of goodwill over 25 years. The consulting fee is based on a five-year consulting agreement.

     (B) Reflects the interest expense associated with (i) $15.25 million in long-term debt to fund the purchase of Enviroq based on a 60-day LIBOR rate plus 1.75% and (ii) $3 million non-compete note payable at 6%. See "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" below for information regarding demands made for payment of such note.

     (C) Reflects the tax benefit associated with the pro forma adjustments, excluding goodwill amortization which will not receive an income tax benefit.

(3) Pro forma adjustments and eliminations to effect the Merger are as follows:

     (A) Intercompany transactions, primarily ITI royalty income of $2.414 million, $4.121 million, $2.196 million, $2.689 million and $2.823 million and product sales of $4.119 million, $9.283 million, $4.603 million, $6.485 million and $5.864 million, have been eliminated for the periods ended June 30, 1995, December 31, 1994, June 30, 1994, December 31, 1993 and December 31, 1992, respectively.

     (B) The Pro Forma Combined Condensed Consolidated Statements of Operations do not reflect estimated restructuring provisions or costs associated with the Merger of $7.0 million and $6.5 million, respectively. Such costs associated with the Merger will be charged to operations in the quarter in which the Merger is effected. Such estimated restructuring provisions are expected to be charged to operations primarily in the quarter in which the Merger is effected and in the months following consummation of the Merger.

     (C) The number of shares used to compute net income per share from continuing operations has been calculated using the Conversion Ratio of
         1.15 shares of ITI Common Stock for each share of IMA Class A Common Stock.

     (D) To recharacterize the net of tax gain recognized by ITI upon the sale of its holdings in Enviroq as a reduction of the purchase consideration paid by IMA and adjust the related goodwill amortization.

(4) At June 30, 1995 and through the periods reported, a 15% general partnership interest in Midsouth Partners was held by a subsidiary of ITI, and a 42.5% interest therein was held by a subsidiary of Enviroq. As a result of the Enviroq Acquisition, the pro forma statements reflect a majority ownership (57.5%) in Midsouth Partners as held by the combined ITI/IMA. See "Business of ITI -- Investments" below for a description of arbitration proceedings brought by the remaining partner of Midsouth Partners alleging an event of default by Enviroq under the partnership agreement of Midsouth Partners as a result of entering into the Enviroq Agreement, and the purported exercise by such partner of its alleged rights as a non-defaulting partner to name a majority of the members of the management committee of Midsouth Partners, an action to which both ITI and Enviroq have objected.

(5) Eliminations to effect the consolidation of Midsouth Partners are as follows:

     (A) To eliminate intercompany transactions.

     (B) To reflect income attributable to minority interests and to eliminate ITI's and Enviroq's historical share of earnings under the equity method.

                         SELECTED FINANCIAL DATA OF ITI

     The selected financial data of ITI set forth below have been derived from ITI's consolidated financial statements included herein and previously published historical financial statements of ITI not appearing herein. In December 1992, ITI consummated the acquisition (the "IGL Acquisition") of Insituform Group Limited ("IGL"), which ITI has accounted for as a pooling-of-interests and, accordingly, the historical financial statements of the combining companies have been retroactively combined (after adjustments to eliminate intercompany balances and transactions, and to conform accounting methods) as if the companies had operated as a single entity for the periods presented. The selected financial data as at and for the six months ended June 30, 1995 and 1994 is unaudited; however, in the opinion of the management of ITI, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and the financial position at and for each of the interim periods presented. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be obtained for the entire year ending December 31, 1995. The selected financial data of ITI set forth below and should be read in conjunction with "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and ITI's Consolidated Financial Statements, including the notes thereto, contained elsewhere herein.

                                   SIX MONTHS ENDED
                                       JUNE 30,                          YEAR ENDED DECEMBER 31,
                                 ---------------------   -------------------------------------------------------
                                  1995(1)       1994     1994(2)    1993(3)       1992(4)       1991      1990
                                 ----------   --------   --------   --------      -------      -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.................   $ 83,446    $ 62,283   $148,247   $100,508      $95,559      $76,402   $60,683
Merger and restructuring
  costs........................         --          --         --       (981)      14,572(5)       733       292
Other income (expense):
  Gain on sale of investment in
    IMA........................         --          --         --         --           --       17,280(6)      --
Income (loss) from continuing
  operations...................      2,995(7)    3,643      9,794(8)    7,260(8)   (5,671)(5)   15,360(6)   1,408
Income (loss) from continuing
  operations per common
  share........................        .21         .25        .68        .51         (.41)        1.12       .11
BALANCE SHEET DATA (AT PERIOD
  END):
Total assets...................    164,820     132,684    162,494    129,175       87,379      105,579    89,599
Long-term debt and redeemable
  preferred stock..............     53,131      34,307     47,347     36,454        7,421        8,059     9,030

---------------
(1) In February 1995, ITI consummated the acquisition of 66% of Insituform France S.A., which has been accounted for under the purchase method of accounting.
(2) In October 1994, ITI consummated the acquisition of Gelco Services, Inc. and affiliates, which has been accounted for under the purchase method of accounting.
(3) In July 1993, ITI consummated the acquisitions of Naylor Industries, Inc. and Insituform Midwest, Inc., which have been accounted for under the purchase method of accounting.
(4) In December 1992, ITI consummated the acquisition of the minority interest in IGL Canada Limited, and the acquisition of H.T. Schneider, Inc., which have been accounted for under the purchase method of accounting.
(5) Reflects $9.667 million in costs associated with the IGL Acquisition, which have been charged to operations primarily in the fourth quarter of 1992, and a pre-tax charge in the amount of $4.905 million for restructuring costs, primarily for asset-related write-offs, lease termination provisions and personnel related costs.
(6) In May 1991, ITI completed the sale of its equity interest in IMA as a result of which ITI received payments aggregating $22.058 million, which, after accounting for the aggregate carrying amount of the investment, expense associated with the transaction and taxes (subsequent to utilization of ITI's capital loss carryover reported as an extraordinary item), resulted in a contribution of approximately $10.574 million to net income (approximately $9.451 million to income before extraordinary item).
(7) On May 23, 1995, ITI entered into a memorandum of understanding, subject to execution of an appropriate stipulation of settlement (which occurred on September 11, 1995), court approval and other customary conditions, to settle certain outstanding litigation for a cash payment of $3.2 million (which ITI has deposited into escrow) and issuance of 30,000 shares of ITI Common Stock, resulting in an after-tax charge against second quarter 1995 earnings of approximately $2.2 million.
(8) In December 1993, ITI determined to discontinue the operations of its division engaged in the offsite rehabilitation of downhole tubulars for the oil and gas industry. As a result, ITI recorded a fourth quarter 1993 charge to write down the division's assets to their estimated net realizable values and to accrue for operating losses during the anticipated phase-out period. The statements of operations and balance sheets have been restated to reflect continuing operations. ITI also recorded a fourth quarter 1994 charge resulting from the abandonment of efforts to find a purchaser for, and shut-down of, such division.

                 ITI -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     ITI's revenues include product sales of materials and equipment to licensees, construction revenues from trenchless installation and non-trenchless contracting activities and royalty income and initial license fees received from licensees for the use of ITI's trenchless rehabilitation processes. Product sales consist primarily of sales of Insitutubes and NuPipe to licensees. Construction contract revenue is generated by ITI's wholly-owned subsidiaries, principally Insituform Southwest, Insituform of New England, Inc. ("Insituform New England"), Insituform Gulf South, Inc. ("Gulf South"), Insituform Midwest, Inc. ("Insituform Midwest"), Gelco Services, Inc., IGL Canada Limited ("IGL Canada"), Insituform Permaline Limited ("Insituform Permaline"), Insituform Overseas Limited ("IOL"), NuPipe Limited and Insituform France S.A. ("Insituform France"). Royalties and license fees are paid by ITI's 33 unaffiliated Insituform licensees and sub-licensees and its ten unaffiliated NuPipe licensees. During the three years ended December 31, 1994, 1993 and 1992 approximately 78.7%, 77.7% and 70.5%, respectively, of ITI's consolidated revenues were derived from sales, construction and royalty revenues related to the Insituform Process.

     Product sales and royalties are primarily a function of the contracts performed by ITI's licensees. However, changes in product sales may vary from changes in royalties because of several factors, including differences between the timing of Insitutube sales and contract performance by licensees and the accrual by ITI of minimum royalties in excess of royalties otherwise due on work performed. Construction revenues generated by ITI's consolidated subsidiaries include revenues from the non-trenchless operations of IGL Canada. ITI's consolidated subsidiaries obtain supplies of Insitutubes and related materials from ITI.

     ITI was incorporated in Delaware in 1980 in order to act as IGL's exclusive licensee of the Insituform Process in most of the United States. In December 1992, ITI consummated the IGL Acquisition, which has been accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the historical financial statements of the combining companies are retroactively combined (after adjustments to eliminate intercompany balances and transactions, and to conform accounting methods) as if the companies had always operated as a single entity.

     ITI's acquisition in 1991 of the controlling interest in Insituform Southwest, its acquisitions in December 1992 of the minority interest in IGL Canada, at that time a majority-owned subsidiary of IGL, and of H.T. Schneider, Inc., the parent of Insituform New England, its acquisitions in July 1993 of Naylor Industries, Inc. ("Naylor"), the parent of Gulf South, and of Insituform Midwest, its acquisition in October 1994 of Gelco and its February 1995 acquisition of two-thirds of the interest in Insituform France have been accounted for under the purchase method of accounting, so that the results of the acquired companies are included in ITI's historical results of operations from the consummation of such transactions, respectively. In addition, product sales and purchases and royalty revenues and expenses related to intercompany transactions occurring subsequent to the acquisition dates of Insituform Southwest, Insituform New England, Gulf South, Insituform Midwest, Gelco and Insituform France have been eliminated.

     See "-- Liquidity and Capital Resources" below for information concerning the proposed disposition of IGL Canada's non-trenchless business. During the six months ended June 30, 1995, such operations generated revenues of $3.3 million, resulting in an operating loss of $.3 million, compared to revenues of $4.0 million, resulting in an operating loss of $.2 million, during the six months ended June 30, 1994. During the years ended December 31, 1994, 1993 and 1992, such operations generated revenues of $14.0 million, $14.1 million and $23.5 million, respectively, resulting in operating income of, respectively, $.8 million, $1.1 million and $2.5 million.

     Fluctuations in the exchange rates between the United States dollar and the currencies of other countries in which ITI operates or has licensees may have an impact on ITI's consolidated results during the relevant reporting period. ITI intends to manage any such foreign currency exposure in the context of discrete commercial transactions and, when appropriate, to offset such exposure in whole or in part by entering into foreign currency forward contracts, in order to reduce the impact of such fluctuations on results of operations. ITI does not anticipate that the circumstances in which such hedging activity would be appropriate will have a material effect on ITI's liquidity.

  Six Months Ended June 30, 1995 and 1994

     Revenues. Revenues for the first half of 1995 increased 34.0% to $83.4 million from $62.3 million in the prior year, primarily as a result of an increase in construction revenues and, to a lesser extent, royalties and license fees, offset by a decrease in product sales. The significant increase in construction revenues was due in part to the October 1994 acquisition of Gelco and its affiliates and the February 1995 acquisition of a two-thirds interest in Insituform France. Subsequent to their respective acquisitions, however, product sales to and royalty revenues from these entities have been eliminated from ITI's consolidated revenues. Fluctuations in currency exchange rates of the Japanese yen and British pound sterling to the United States dollar favorably impacted total revenues by approximately $.8 million in the first half of 1995.

     Construction revenues during the first half of 1995 increased by 51.3% to $64.5 million from $42.6 million in the comparable period of the prior year, primarily due to the acquisitions of Gelco and Insituform France. During the six-month period, $10.0 million of construction revenues were attributable to the recently-acquired Gelco operations and $2.6 million of construction revenues were attributable to Insituform France. Increases in construction revenues also reflect increases in revenues for the six-month period by Insituform New England, of $4.9 million (primarily attributable to continuing project work on its contracts with the Massachusetts Water Authority), by Insituform Midwest, of $3.9 million, and by Gulf South, of $3.1 million, offset by decreases in revenues for the six-month period by Insituform Permaline, of $.8 million, and by Insituform Southwest, of $1.9 million. During the first six months of 1995, 50.0% of the revenues of IGL Canada (or 3.9% of ITI's consolidated revenues) was derived from non-Insituform operations in Canada, compared to 64.5% of the revenues of IGL Canada during the first half of the prior year (6.4% of ITI's consolidated revenues). Fluctuations in the currency exchange rates of the British pound sterling and the Canadian dollar to the United States dollar favorably impacted construction revenues by approximately $.1 million in the first half of 1995.

     Product sales for the first half of 1995 decreased 8.0% to $13.2 million from $14.3 million for the first half of 1994. For the first half of 1994, product sales included $.8 million in sales to ITI's recently-acquired subsidiaries, Gelco and Insituform France. Decreased construction activity in Japan, due to delays in projects caused in part by the January earthquake, resulted in decreased sales of $.5 million for the six-month period. The decrease in product sales was partially offset by improved sales to European licensees of $.4 million for the six-month period. Fluctuations in the currency exchange rates of the Japanese yen and British pound sterling to the United States dollar, collectively, positively impacted product sales by approximately $.7 million in the first half of 1995.

     Royalties and license fees for the first half of 1995 increased by 7.9% to $5.8 million from $5.3 million for the same period in 1994. While gross royalties for the six-month period increased by $1.8 million, the elimination of an additional $1.4 million in intercompany royalties from wholly-owned licensees ($.5 million of which were attributable to newly-acquired entities) resulted in a net increase of $.4 million. During the first half of 1995 and 1994, respectively, license fee revenue of $.2 million and $.2 million was recorded.

     Operating Costs and Expenses. In the first half of 1995, cost of construction contracts increased 45.7% to $44.7 million from $30.7 million in 1994, primarily attributable to newly-acquired licensees which added, collectively, $9.1 million to costs for the six-month period in 1995. During the first half of 1995, construction costs as a percentage of construction revenues decreased to 69.2% from 71.9% in 1994, primarily due to higher margins achieved by certain of the newer subsidiaries, partially offset by lower margins in some regions of the United States which resulted from competitive bidding conditions.

     For the first half of 1995, cost of product sales decreased by 2.0% to $8.5 million from $8.6 million in the first half of 1994. For the first half of 1995, cost of product sales as a percentage of product sales increased to 64.3% in 1995 compared to 60.3% for the same period in 1994, due primarily to changes in the mix of products sold and an increase in European product sales at historically lower margins.

     For the first half of 1995, selling, general and administrative expenses as a percentage of revenues was 20.7% compared to 21.6% in the first half of 1994, due to the increase in revenues in the 1995 period over 1994. In the first half of 1995, selling, general and administrative expenses increased 28.3% to $17.3 million compared to $13.4 million in 1994, primarily attributable to the costs of operations for Gelco and Insituform

France (aggregating $2.5 million for the six months in the current year), including amortization of additional goodwill of $.6 million for the six-month period in 1995. In addition, in 1995 costs have increased at Insituform New England due to management transition and additional crew management personnel to handle increased volume.

     For the first half of 1995, strategic marketing and product development costs increased 11.8% to $3.3 million compared to $3.0 million in the prior year, due primarily to industrial marketing efforts in the chemical and pulp and paper industries.

     Litigation Settlement. As more fully described under "Business of ITI -- Legal Proceedings" below, during the second quarter of 1995 ITI entered into a memorandum of understanding to settle a pending shareholder class action lawsuit. Under the settlement, which has been evidenced by a stipulation of settlement and remains subject to court approval and other customary conditions, ITI would make a cash payment to class members in the amount of $3.2 million (which has been deposited in escrow) and issue 30,000 shares of ITI Common Stock (valued at $.4 million at June 30, 1995). Accordingly, ITI charged earnings for $3.6 million (after-tax effect of approximately $2.2 million) during the second quarter of 1995.

     Realized Gain on Disposal of Investment. In April 1995, ITI realized a gain on the disposal of its investment in Enviroq of approximately $.8 million, as a result of the consummation of the Enviroq Acquisition by IMA.

     Other Expense. For the first half of 1995, other expense increased 127.4% to $1.9 million from $.9 million, attributable to $1.3 million of additional interest incurred on debt issued to fund the acquisitions of Gelco and Insituform France, coupled with an increase in interest rates from early 1994. Partially offsetting this decrease was an increase in investment income of $212,000, resulting from improved market interest rates and implementation of a domestic cash management program which maximizes funds available for short-term investment.

     Taxes on Income. In the first half of 1995, taxes on income decreased 6.1% to $1.9 million from $2.0 million in the prior year, primarily as a result of an $.8 million decrease in income before taxes on income, which was offset partially by an increase in the effective tax rate to 39.4% from 36.2% during the first half of 1994. The effective rate increased in 1995, primarily as a result of foreign earnings being taxed at higher rates, and tax benefits on losses in certain foreign jurisdictions being reserved while full future utilization is uncertain.

     Net Income. For the first half of 1995, total revenues increased $21.2 million, or 34.0%, over the first half of 1994, which was coupled with an increase in gross profit of $7.3 million, or 32.0%, partially offset by increased operating costs of $4.2 million, or 25.3%. These factors resulted in an increased operating profit of $3.2 million, or 48.8%, compared to the prior period. An increase in other expense of $1.1 million, coupled with the litigation loss of $3.6 million, offset slightly by the gain on the sale of an investment of $.7 million and lower taxes on income of $.1 million, resulted in a decrease in income before minority interests and equity in earnings of affiliated companies of $.6 million, or 18.0%. As a result of the foregoing, net income for the first half of 1995 was $3.0 million, a decrease of $.6 million from net income of $3.6 million in the first half of 1994.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Revenues. Revenues increased 47.5% to $148.2 million in 1994 from $100.5 million in the prior year, primarily as a result of an increase in construction revenues, and to a lesser extent, product sales. As discussed above, during 1994 and 1993 ITI consolidated the construction revenues of four newly-acquired former licensees, resulting in the elimination of the related product sales and royalty revenues.

     Construction contract revenues increased 74.3% to $109.7 million from $63.0 million in 1993, primarily as a result of the acquisitions of Gelco (in October
1994) and Insituform Midwest and Gulf South (both in July 1993), which collectively added $51.3 million to 1994 construction revenues, compared to $20.7 from Insituform Midwest and Gulf South in the prior year. Construction revenues also reflected an increase in 1994 of $12.6 million by Insituform New England, due primarily to the project work on its contracts with the Massachusetts Water Resources Authority. Fluctuations in the currency exchange rates of Canadian dollars to United States dollars negatively impacted 1994 construction revenues by approximately $1.2 million. In 1994,

71.7% of the revenues of IGL Canada (or 9.5% of ITI's consolidated revenues) was derived from non-Insituform operations in Canada.

     Product sales increased 4.4% to $28.3 million in 1994 from $27.1 million in 1993. The increase in 1994 was primarily due to increased licensee activity in the United States, activity in Japan relating to the Narita Airport project, and recovering economic conditions in Europe. These increases were offset by eliminations of intercompany sales to ITI's recently-acquired subsidiaries. Post-acquisition intercompany sales to Gelco of $.7 million were excluded from 1994 consolidated product sales. In addition, 1993 sales included $2.9 million of pre-acquisition sales to Insituform Midwest and Gulf South.

     Royalty and license fee revenue decreased 1.9% in 1994 to $10.3 million compared to $10.5 million in 1993. The decrease was primarily attributable to the elimination of $.2 million in post-acquisition intercompany royalties from Gelco in 1994. Royalties in 1993 included $.6 million of pre-acquisition royalties from Insituform Midwest and Gulf South. In 1994, ITI added licenses for South Korea and, on a non-exclusive basis, for Japan and Poland, recognizing license fee revenue of $.3 million. In 1993, ITI signed licenses in Australia, Belgium, Hawaii, Switzerland and, on a non-exclusive basis, various territories in the former Soviet Union, recognizing $.6 million in license fee revenue.

     Operating Costs and Expenses. In 1994, cost of construction contracts (which include both trenchless installations and open-cut excavation) increased 72.6% to $77.2 million from $44.7 million in 1993. The increase was primarily attributable to newly-acquired licensees, which added, collectively, $40.0 million to 1994 construction costs, compared to $14.0 million in 1993. During 1994, construction costs as a percentage of construction revenues decreased to 70.4% from 71.1% in 1993, due primarily to the 1994 acquisition of Gelco and 1993 acquisition of Insituform Midwest, which achieved comparatively higher gross margins, offset by poorer performance at Insituform New England and increased price competition in certain markets.

     Cost of product sales as a percentage of product sales increased to 60.8% in 1994 compared to 55.5% in 1993 with the gross profit decreasing to $11.1 million in 1994 from $12.0 million in 1993. Those results primarily reflected an increase of $2.9 million in product sales in 1994 by Japan and the United Kingdom, where margins are lower. In addition, ITI recorded a provision of $.6 million for certain obsolete inventories of NuPipe in 1994. Also, in 1993, ITI recorded reductions in certain European warranty reserves no longer required in the amount of $.5 million, which favorably impacted cost of product sales, whereas, in 1994, no such reductions were recorded.

     As a percentage of revenues, selling, administrative and general expenses were 22.6% compared to 27.5% in 1993. The decreases in 1994 as a percent of revenues was attributable primarily to economies of scale realized by the allocation of fixed costs over a larger revenue base. Further, ITI incurred approximately $.7 million in costs late in 1993 in connection with reorganizing management. Selling, administrative and general expenses increased 21.3% to $33.6 million compared to $27.7 million in 1993 due, in part, to the incremental costs of operations for recently acquired entities of $2.3 million (of which $.7 million related to incremental goodwill and noncompete amortization). Also contributing to the increase were the additional ongoing costs of expanded administrative and marketing efforts in 1994, including salaries and related benefits of $2.8 million for additional personnel, travel and other costs.

     Research and development costs decreased 44.5% to $1.5 million in 1994 compared to $2.7 million in 1993, primarily due to the elimination of duplicative United Kingdom research and development costs, including personnel and facilities, as a result of the acquisition of IGL in December 1992, and the concentration of such efforts in the United States. In addition, certain employees in the United Kingdom were reassigned from research and development to technical support and selling and marketing in 1994. In 1995, ITI anticipates an increase in research and development costs as a result of new and expanded projects.

     In 1993, ITI recognized merger and restructuring credits of approximately $1.0 million, which primarily reflected the effect of an early termination of a sub-lease under ITI's Langley, United Kingdom, lease (which resulted in the receipt of $.8 million). ITI continues to seek to negotiate a termination of the underlying lease in Langley.

     Other Income (Expense). Other income (expense) increased to $2.4 million from $.5 million in 1993, primarily attributable to additional interest incurred on debt issued to fund ITI's corporate acquisitions (an increase of $1.8 million compared to 1993). In the prior year, other expenses also included $.3 million incurred in connection with a postponed public equity offering.

     Taxes on Income. Taxes on income applicable to continuing operations increased to $6.1 million from $3.3 million in 1993 as a result of an increase in the effective tax rate to 38.1%, as compared to 31.5% in 1993, combined with a $5.6 million increase in income before taxes on income. As indicated in Note 17 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein, the 1993 effective tax rate was lower than the United States federal statutory rate, primarily due to the favorable foreign tax treatments of certain foreign earnings generated in the period. The additional amortization of goodwill of $1.0 million associated with the Gulf South and Insituform Midwest acquisitions, which was not deductible for tax purposes, contributed to the increase in the 1994 rate over the statutory rate, as did ITI's inability to utilize current year losses in certain tax jurisdictions to offset current year profits in other jurisdictions.

     In its financial statements, ITI has reported net deferred income tax assets of $2.8 million as of December 31, 1994. ITI has net operating loss and foreign tax credit carryforwards which, if fully realized, would produce future tax benefits of $6.3 million. The realization of these benefits is dependent on the generation of future taxable income in the applicable jurisdictions, and ITI has recorded a valuation allowance of $3.4 million to reduce the related net deferred tax assets to $2.8 million. Such amounts represent the level of future income tax benefits the realization of which, in management's opinion, meets the "more likely than not" threshold required under Statement of Financing Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). The net operating loss carryforwards ("NOLs") of ITI's subsidiaries are summarized in
Note 17 of the Notes to Consolidated Financial Statements included elsewhere herein.

     Approximately $1.2 million of the United States NOLs, expiring in 2007, are further subject to limitations imposed by Section 382 of the Code and may only be utilized to the extent of approximately $.4 million per year as a result of the ownership change which occurred upon ITI's acquisition of Insituform New England. However, this limitation is such that the full amount of NOLs may be utilized before the expiration of the carryforward period.

     Management of ITI has prepared projections of the respective subsidiaries' taxable income for future years that indicate that the NOLs that are subject to a Section 382 limitation would be absorbed within four to seven years, that the remaining United States and Canadian NOLs would be absorbed within three years and a substantial portion of the United Kingdom NOLs would be absorbed within seven years. However, ITI does not believe that the future realization of all of these future tax benefits indicated by its projections is sufficiently assured to allow their full recognition in the consolidated financial statements. In particular, projections of operating results over an extended period, such as seven years, are inherently imprecise. Accordingly, a valuation allowance of $3.4 million has been recorded as of December 31, 1994.

     The realization of the net deferred tax asset of $2.8 million would require that certain of ITI's subsidiaries, including Insituform California, Insituform Southwest, Insituform New England, IGL Canada, Insituform Permaline, and Insituform Technical Services generate various levels of annual taxable income over the respective carryforward periods. Management of ITI believes that it is more likely than not that the applicable levels of taxable income can be generated. In reaching this conclusion, management noted a number of factors, including the following related to its domestic operations: (i) the operations of Insituform New England were historically profitable, it has substantial contract backlog and the NOL carryforward was generated by a non-recurring charge immediately prior to its acquisition by ITI; and (ii) historically profitable partnership investments held by Insituform California are expected to continue to result in annual taxable income. With regard to its foreign operations, management noted a number of factors including that, with the exception of NuPipe Limited, ITI's United Kingdom operations have had a history of profitability until the United Kingdom recession and ITI has eliminated duplicative administrative and research and development facilities in the United Kingdom and has also reduced managerial and other staffing levels in the United Kingdom.

     Discontinued Operations. In December 1993, ITI adopted a formal plan to discontinue the operations of its division engaged in the off-site rehabilitation of downhole tubulars for the oil and gas industry. ITI offered the business and the related assets, including a facility located in Dallas, Texas, for sale during 1994, but was unable to obtain a commitment from prospective buyers, and management determined to shutdown the division. ITI recorded a charge of $2.0 million ($1.3 million net of applicable income tax benefit) in the fourth quarter of 1993 to write-down the division's assets to their estimated net realizable value and to accrue for estimated operating losses during the phase-out period. Upon the determination to liquidate the division's assets, ITI recorded, in the fourth quarter of 1994, a charge of $1.8 million ($1.2 net of applicable income tax benefit) to writedown the division's assets to their estimated liquidation values and to accrue for estimated costs to shut-down the operation.

     The downhole tubular division's revenues for the years ended December 31, 1994 and 1993 were $1.1 million and $1.9 million, respectively. The results of operations of the downhole tubular division have been reclassified to separately identify them as discontinued operations.

     Net Income. Total revenues increased by $47.7 million, or 47.5%, in 1994 over 1993, which was coupled with an increase in gross profit of $13.2 million, or 32.6%, partially offset by increased operating costs of $5.7 million, or 19.2%. These factors contributed to an increase in operating income of $7.5 million, or 68.1%. Excluding merger and restructuring credits in 1993, operating income would have increased by $8.5 million. An increase in other expense of $1.9 million, coupled with an increase in taxes on income of $2.8 million, resulted in an increase in income from continuing operations of $2.5 million, or 34.9%. Losses in 1994 from discontinued operations were $1.2 million (net of applicable income tax benefits of $.6 million). In 1993, ITI recognized $218,000 from the cumulative effect of an accounting change to FAS 109. As a result of the foregoing, net income for 1994 was $8.6 million, an increase of $3.6 million, or 72.2%, from 1993.

 Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

     Revenues. Revenues increased 5.1% to $100.5 million in 1993 from $95.6 million in the prior year, reflecting an increase in construction revenues, partially offset by declines in product sales and royalties. As discussed above, in 1993 ITI began to consolidate the construction revenues of three newly-acquired former licensees and to eliminate the related product sales and royalty revenues.

     Construction contract revenues increased 18.4% to $63.0 million from $53.2 million in 1992, primarily as a result of the acquisitions of such licensees, which collectively added $27.1 million to 1993 construction revenues. This incremental revenue was partially offset by decreases in revenues of $7.3 million and $9.6 million experienced by IGL Canada and Insituform Permaline, respectively, which were attributable to the effects of a Canadian economic recession and to a change in the traditional spending patterns in the United Kingdom, where the privatized water authorities have deferred rehabilitation projects in favor of pollution control projects. In 1993, 75.4% of the revenues of IGL Canada (or 12.6% of ITI's consolidated revenues) was derived from non-Insituform operations in Canada. In addition, fluctuations in currency exchange rates of the British pound sterling and Canadian dollar to United States dollars negatively impacted 1993 construction revenues by approximately $2.5 million.

     Product sales decreased 9.4% to $27.1 million in 1993 from $29.9 million in the prior year. Post-acquisition intercompany sales to Insituform New England, Gulf South and Insituform Midwest, totalling $3.8 million, were excluded from 1993 consolidated product sales. Royalties and license fees decreased 15.3% in 1993 to $10.5 million compared to $12.4 million in 1992, primarily as a result of the exclusion of $1.7 million in post-acquisition royalties as well as the decrease in licensee installation activity during the first half of 1993 primarily due to weather conditions in the United States and economic recessions in Europe and Canada. The decrease in royalties was partially offset by a 1993 increase of $.6 million in license fees, reflecting the grant of new Insituform licenses for Hawaii, Australia, Belgium, Switzerland, and, on a non-exclusive basis, various territories in the former Soviet Union.

     Operating Costs and Expenses. Cost of construction contracts increased 9.6% to $44.7 million in 1993 from $40.8 million in the prior year, primarily attributable to the newly-acquired licensees which, collectively, added $19.0 million to 1993 construction costs. Construction costs as a percentage of construction revenues improved to 71.0% in 1993 from 76.6% in 1992, principally due to margins achieved by new subsidiaries (Gulf South and Insituform Midwest), partially offset by lower margins in the United Kingdom which resulted from volume decreases and competitive bidding conditions. During 1993, management reduced the size of its United Kingdom installation work force in response to this decrease in work load.

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

     Costs of product sales as a percentage of product sales decreased to 55.5% in 1993 compared to 62.2% in 1992 with gross profit increasing to $12.0 million in 1993 from $11.3 million in 1992. The change was due primarily to higher production volume and productivity improvements in the United Kingdom and Japan combined with NuPipe margin improvements in the United States.

     As a percentage of revenues, selling, administrative and general expenses were 27.5% compared to 23.0% in 1992. Selling, administrative and general expenses increased 25.9% to $27.7 million compared to $22.0 million in 1992, primarily due to expanded selling and marketing efforts, the realignment of employee responsibilities in 1993 from research and development to technical support and selling and marketing departments, and certain 1993 fourth quarter costs associated with reorganizing management. In addition, costs of operations for Insituform New England, Insituform Midwest and Gulf South of approximately $5.5 million were included in 1993 consolidated operations, including amortization of additional goodwill and noncompete obligations of $1.1 million. This increase was offset partially by savings realized upon the elimination of duplicative facilities and employees in the United Kingdom in 1993, following the acquisition of IGL in December 1992.

     Research and development costs decreased 37.2% to $2.7 million in 1993 compared to $4.3 million in 1992, primarily due to the realignment of employee responsibilities from research and development to technical support and marketing, as well as the cost savings experienced in the United Kingdom due to the combination of research and development efforts of ITI with those previously conducted by IGL through the elimination of redundancies.

     Merger and restructuring costs in 1992 were incurred in conjunction with the acquisition of IGL and, in 1993, restructuring credits primarily from the early termination of a sub-lease under the Langley lease resulted in the receipt of $845,000. At December 31, 1993, ITI was seeking to negotiate a termination of the underlying lease in Langley. As discussed above, ITI realized certain cost savings in 1993 as a result of the elimination of duplicative facilities and employees.

     Other Income (Expense). Other income (expense) decreased 117.2% to ($511,000) from $2.9 million in 1992. The decrease was primarily attributable to $1.2 million of additional interest incurred on debt issued to fund the acquisitions of Insituform New England, Insituform Midwest and Gulf South. In addition, investment income decreased $1.1 million, resulting from lower investment portfolio balances, as well as lower market interest rates. ITI also incurred costs of $276,000 associated with a postponed public equity offering.

     Taxes on Income. Taxes on income applicable to continuing operations decreased 21.4% to $3.3 million in 1993 from $4.2 million in 1992 as a result of a decrease in the effective tax rate to 31.5% from 192.2%, partially offset by a $12.7 million increase in income before taxes on income. In 1992, a significant portion of ITI's IGL merger costs of $9.7 million was not deductible for federal income tax purposes. In addition, in accordance with the provisions of Accounting Principles Board Opinion No. 11, Accounting for Income Taxes, ITI did not recognize the expected amount of income tax benefits associated with its $4.9 million restructuring provision in 1992 due to existing net operating loss situations in certain of the applicable jurisdictions.

     As permitted by FAS 109, ITI elected to include the cumulative effect of this accounting change in its statement of income in the period of initial application. The application of this standard resulted in the $2.1 million reduction of previously recorded net deferred income tax liabilities, of which $1.8 million related to future income tax benefits of pre-acquisition NOLs of certain subsidiaries and which has been recorded as a reduction to the costs in excess of assets of the businesses acquired. Except for the inclusion of the cumulative effect of $218,000, or $.02 per share, in the first quarter 1993 net income, the application of this statement had no material impact on the results of operations. In its financial statements, ITI reported net deferred income tax assets of $2.4 million as of December 31, 1993.

     Discontinued Operations. In connection with ITI's determination to discontinue the operations of its division engaged in the off-site rehabilitation of downhole tubulars for the oil and gas industry, ITI put the business and the related assets, including a facility located in Dallas, Texas, up for sale or liquidation during 1994. As a result, ITI recorded a charge of $2.0 million ($1.3 million net of applicable income tax benefit) in the fourth quarter to write down the division's assets to their estimated net realizable value and to accrue for operating losses estimated at $585,000 during the anticipated phase-out period.

     The downhole tubular division's revenues for the years ended December 31, 1993 and 1992 were $1.9 million and $.2 million, respectively. The downhole tubular division did not commence operations until the third quarter of 1992. The results of operations for the downhole tubular division have been reclassified to separately identify them as discontinued operations. For the years ended December 31, 1993 and 1992, operating losses, net of applicable income tax benefits were $1.1 million and $.5 million, respectively.

     Net Income. Total revenues increased by $4.9 million or 5.2% in 1993 over the prior year, which was coupled with an increase in gross profit of $4.6 million or 12.9%. Operating costs decreased $11.5 million, resulting in an increase in operating income of $16.1 million. Excluding merger and restructuring provisions in each year, operating income would have been $10.1 million in 1993, or $545,000 greater than the corresponding amount of $9.5 million in 1992. The decrease of $3.4 million in other income in 1993, was partially offset by a decrease of $.9 million in taxes on income. As a result of the foregoing, 1993 income from continuing operations was $7.3 million, compared to $5.7 million loss in 1992 ($14.0 million of which was attributable to merger and restructuring costs). Losses from discontinued operations were $2.5 million and $540,000 in 1993 and 1992, respectively (net of applicable income tax benefits, of $1.3 million and $278,000, respectively). ITI also recognized $218,000 from the cumulative effect of an accounting change to FAS 109 in 1993. As a result of the foregoing, net income was $5.0 million in 1993, an increase of $11.2 million from the net loss of $6.2 million in 1992.

     Pro Forma Combined Operations (ITI/IMA). Giving pro forma effect (i) to the consummation of the Merger, and assuming that the Merger will be accounted for as a pooling-of-interests (so that the historical financial statements of ITI and IMA are retroactively combined, as if the companies had been operating as a single entity), (ii) to ITI's acquisition of Gelco and affiliates, and assuming that such transaction (which has been accounted for under the purchase method of accounting) had occurred on January 1, 1994, and (iii) to the Enviroq Acquisition, and assuming that such transaction (which has been accounted for under the purchase method of accounting) had occurred on January 1, 1994, for the years ended December 31, 1994, 1993 and 1992 the combined companies would have recorded revenues of $261.4 million, $151.8 million and $156.6 million. At June 30, 1995, a 15% general partnership interest in Midsouth Partners was held by a subsidiary of ITI and a 42.5% interest therein was held by a subsidiary of Enviroq; and, as a consequence of the Enviroq Acquisition, Midsouth Partners has been consolidated in the Pro Forma Combined Condensed Statements. See "Business of ITI -- Investments" below for a description of arbitration proceedings brought by the remaining partner of Midsouth Partners alleging an event of default by Enviroq under the governing partnership agreement as a result of entering into the Enviroq Agreement, and the purported exercise by such partner of its alleged rights as a non-defaulting partner to name a majority of the members of the management committee of Midsouth Partners, an action to which both ITI and Enviroq have objected.

     The increased aggregate revenues for the most recently completed fiscal year reflect: (i) the operations of Gelco and its affiliates, and Enviroq, (ii) the operations for the entire year of Gulf South and Insituform Midwest (acquired by ITI in July 1993), (iii) greater market penetration through increasing acceptance of the Insituform Process, and the normalization of IMA's rehabilitation operations which had been adversely impacted by floods and rains in the prior year, and (iv) the expansion of IMA's abrasion and corrosion protection operations and improved market conditions for its tunneling operations. In the prior period, the decrease in revenues reflected the weak market for IMA's tunneling operations, the impact of excessive rains and floods in IMA's area of operations, and decreased revenues in IGL Canada and Insituform Permaline, attributable, respectively, to Canadian recessionary conditions and to the changed priorities of privatized water authorities in the United Kingdom.

     ITI and IMA believe that the trenchless rehabilitation processes offered by them, including additional product introductions (in particular, involving the PALTEM processes in pressure pipe applications in the gas utility industry), will continue to find increased market acceptance, although there can be no assurance that such processes will be able to effectively meet competitive pressures, that any new products will be successfully introduced, or that recent historical results will be indicative of future results. Given the geographical limitations of the existing Insituform licenses, the markets in which ITI's and IMA's Insituform contracting operations are conducted have historically not overlapped.

     The historical results of the combined companies for each of the three years in the period ended December 31, 1994 confirm ITI's increasing concentration of revenues derived from direct installation

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

activities (85.3%, 75.3% and 73.0%, respectively, of total revenues for the combined companies, as compared to 74.0%, 62.6% and 55.7%, respectively, for ITI alone, but including Gelco in the most recent year), resulting from the acquisition of domestic licensees. For the six months ended June 30, 1995, 86.4% of total revenues for the combined companies were derived from direct installation operations (as compared to 77.3% for ITI alone).

     ITI's corresponding pro forma combined gross profit would have increased to $91.1 million, $55.9 million and $58.1 million for the years ended December 31, 1994, 1993 and 1992, respectively (compared to $61.3 million, $40.4 million and $35.8 million, respectively, for ITI alone, but including Gelco in the most recent year), as a result of additional construction contract revenue in IMA (including Enviroq). Such amounts represent 34.9%, 36.8% and 37.1%, respectively, of total revenues (compared to 37.3%, 40.2% and 37.5%, respectively, for ITI alone, but including Gelco in the most recent year), reflecting the change in revenue mix. For the six months ended June 30, 1995 and 1994, pro forma combined gross profit would have been $45.5 million and $40.1 million, respectively (compared to $30.2 million and $27.0 million, respectively, for ITI alone, but including Gelco in the earlier period), representing 32.7% and 35.3% of total revenues, respectively (or 36.2% and 38.3%, respectively, for ITI alone, but including Gelco in the earlier period).

     Selling, general and administrative costs in the combined companies, as a percentage of total revenues, would have been 19.3%, 20.9%, 25.7% and 20.1% for the six months ended June 30, 1995 and the years ended December 31, 1994, 1993 and 1992, respectively (compared to 20.7%, 23.2%, 27.5% and 23.0%, respectively, for ITI alone, but including Gelco in the most recent year). ITI believes that savings may be achieved by the combined companies, including without limitation, potential savings through elimination of duplicative costs in contracting and manufacturing operations and administration.

     In accordance with generally accepted accounting principles applicable to a pooling-of-interests, all costs associated with the Merger, estimated in the amount of $6.5 million, will be charged to operations in the quarter in which the Merger is effected. In accordance with such principles as so applied, all restructuring provisions, estimated in the amount of $7.0 million, will be expensed primarily in the quarter in which the transaction is completed and in the months following the consummation of the Merger. Of the costs associated with the Merger, ITI anticipates aggregate expenses in connection with the transaction of approximately $3.8 million, and IMA anticipates aggregate expenses in connection with the transaction of approximately $2.7 million. The restructuring provisions are anticipated to derive primarily from (i) elimination of duplicative manufacturing operations, including the rationalization of IMA's planned facility in Chesterfield, Missouri with ITI's existing capacity, (ii) consolidation of operations conducted by ITI under the UltraPipe name and related facilities maintained by ITI in Everman, Texas with IMA's larger corrosion and abrasion protection activities, (iii) reorganization of Insituform Process field crews and related facilities once territories serviced by IMA's installation activities are combined with territories serviced by ITI installation activities, and (iv) personnel-related costs.

     On a pro forma basis, the effective tax rate of the combined companies was 38.1% and 40.4% for the six months ended June 30, 1995, and the year ended December 31, 1994, respectively, compared to 39.0% and 38.2% for ITI alone (but including Gelco in the most recent year). Both ITI and IMA operate in foreign countries which have different tax rates than the United States. Accordingly, the combined companies will also be subject to some fluctuation in effective tax rates depending on the jurisdictions in which profits are generated, and in which current operating losses may remain unutilized. Additionally, the combining companies anticipate that, in the period in which the combination is effected, the effective tax rate of the combined companies will be higher than the pro forma combined effective tax rate presented as a result of the non-deductibility of merger costs.

     Income from continuing operations for the combined companies, on a pro forma basis, would have been, $17.0 million, $9.7 million and $2.3 million for each of the three years in the period ended December 31, 1994, respectively ($11.0 million, $7.3 million and ($5.7 million), respectively, of which would have been derived from ITI alone, but including Gelco in the most recent year), and $4.8 million and $7.0 million for the six months ended June 30, 1995 and 1994, respectively ($3.0 million and $4.3 million, respectively, of which would have been derived from ITI alone, but including Gelco in the earlier period).

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

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1995, ITI reported $10.6 million in cash, U.S. treasury bills, and short-term investments, as compared to $16.6 million at December 31, 1994 and $15.7 million at December 31, 1993. Cash and cash equivalents decreased $6.0 million during the six months ended June 30, 1995 as a result of $3.0 million of cash used by operations and capital expenditures of $2.7 million. Cash and cash equivalents increased $.9 million in the year ended December 31, 1994 as a result of $14.7 million provided by operations, offset by capital expenditures of $9.0 million and repayments of long-term debt of $5.8 million. ITI received proceeds of $9.8 million from long-term debt during 1994 which it used primarily to fund $9.4 million in expenditures for business acquisitions. The foregoing contributed to a working capital ratio (current ratio) of 2.3-to-1 at June 30, 1995, constituting an increase from the 1.8-to-1 ratio at December 31, 1994, which constituted a decrease from the 2.0-to-1 ratio at December 31, 1993.

     Continuing operations used cash of $2.9 million during the six months ended June 30, 1995, compared to cash provided by operations of $6.2 million during the same period in the prior year. This change was primarily attributable to a litigation loss (see "Business of ITI -- Legal Proceedings" below), reductions in accounts payable and income taxes payable, and increases in prepaid expenses and miscellaneous assets from the respective December 31, 1994 balances, partially offset by increased depreciation and amortization and a slightly smaller increase in receivables as compared with the six months ended June 30, 1994. Additional federal and state income tax payments were made by ITI in March and June 1995 as a result of greater 1994 United States taxable income as compared with that generated for the 1993 tax year. Further, in the first quarter of 1995, ITI made its 1994 profit-sharing plan contribution and bonus payments. Prepaid expenses and miscellaneous assets increased at June 30, 1995, primarily due to the deferral of expenses of approximately $.8 million related to the pending transaction with IMA. In addition, in April 1995 ITI realized a gain on the disposal of its investment in Enviroq of approximately $.8 million; ITI has recorded the proceeds from such disposition in the amount of approximately $1.2 million in prepaid expenses and miscellaneous assets since such proceeds were not received until August 1995.

     Continuing operations provided $14.8 million in cash in 1994 as compared to $5.3 million in 1993. This increase was due primarily to an increase in income from continuing operations of $2.5 million, additional depreciation and amortization of $1.2 million associated with continuing capital expenditures and to incremental amortization of $.7 million relating to goodwill and non-competition agreements arising from the acquisitions of the Gelco companies, Gulf South and Insituform Midwest, and an increase of $4.3 million in income taxes payable. Discontinued operations used cash of $.1 million in 1994 compared to $.9 million in 1993.

     During 1994, increases in accounts payable and accruals provided $2.3 million in cash as compared to 1993, in which $7.3 million was used, primarily to retire approximately $10.0 million of non-recurring merger and restructuring liabilities which arose during 1992.

     Receivables, which include amounts unbilled and retainage receivables under construction contracts, increased $2.5 million during the six months ended June 30, 1995 and $9.9 million during 1994 and decreased $.2 million in 1993. During the first half of 1995, trade receivables decreased $.8 million from product sales in the United States, Japan and, to a lesser extent, in the United Kingdom, while retainage receivables decreased by $1.1 million. Primarily due to the Gelco acquisition and the significantly increased activity of United States contracting operations in 1994, receivables, including costs and estimated earnings in excess of billings, increased 51.1% to $41.6 million from $27.5 million at December 31, 1993, reflecting a $1.9 million increase in retainage receivables and an increase of $2.9 million in costs and estimated earnings in excess of billings on construction contracts over 1993. The collection cycle for construction receivables is generally longer than for ITI's other operations due to provisions for retainage, often 5% to 10% of the contract amount, as well as the slow internal review processes often employed by the construction subsidiaries' municipal customers. Retainage receivables are generally collected within 60 to 90 days after completion of a contract.

     In October 1994, ITI acquired all of the outstanding common stock of Gelco and affiliates, ITI's licensees of the Insituform Process in Oregon, Washington, Idaho, Alaska, Hawaii, Guam, northern California and northern Nevada, portions of Montana and British Columbia, and related assets. The purchase price of $18.0 million was paid with $9.0 million in cash at closing and $9.0 million in promissory notes due on the first

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

and second anniversaries of closing. In addition, ITI issued promissory notes, aggregating approximately $2.85 million, to the former Gelco shareholders and their affiliates, representing net current liabilities of the acquired companies to related parties and a portion of working capital at closing. The notes issued in the Gelco closing are secured by the assets acquired, subject to the rights of Third National Bank in Nashville under its loan arrangements with ITI. See
Note 1 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein.

     In February 1995, ITI acquired two-thirds of the stock of Insituform France for the sum of approximately $1.4 million, which was funded with proceeds from ITI's existing credit facility with Third National Bank in Nashville.

     In view of the start-up nature of operations conducted by ITI under the UltraPipe name, management of ITI is considering alternatives to continued maintenance of facilities maintained in Everman, Texas, including, in the event of consummation of the transaction with IMA, consolidation with IMA's larger corrosion and abrasion protection activities. ITI has also been engaged in discussions with respect to a potential sale by IGL Canada of the assets utilized in its multi-service, open-cut sewer and water pipeline construction and rehabilitation operations to certain members of management of IGL Canada, for a purchase price equal to the book value at closing of the assets sold (approximately $1.5 million at June 30, 1995, exclusive of inventory, which would be included in the sale at cost calculated at closing). Such discussions have included payment by IGL Canada to the purchasers of (i) $375,000, to provide working capital for such business, and (ii) an amount to be determined to assume warranty work to be performed after closing. Such transaction remains subject to completion of such discussions and formulation of definitive arrangements among the parties, and there can be no assurance that any such transaction will be consummated.

     Capital expenditures increased in 1994 to $9.0 million from $5.3 million in 1993, primarily as a result of additional equipment needed for expanding construction contract volume. During 1994, ITI also received $1.2 million in proceeds upon disposal of older equipment.

     Financing activities provided $.4 million in cash during the first half of 1995, primarily reflecting borrowings to finance the acquisition of ITI's interest in Insituform France and proceeds from issuance of ITI Common Stock upon option exercises, offset by amortization of long-term debt. Financing activities provided $3.6 million in cash during 1994 as compared with $35.0 million in 1993. During 1994, ITI received $9.8 million in proceeds from long-term obligations, primarily utilized to fund the Gelco acquisition. In 1993, ITI borrowed in excess of $35.4 million in connection with the Gulf South and Insituform Midwest acquisitions. Principal payments increased to $5.8 million in 1994 from $2.6 million in 1993, primarily as a result of ITI's 1993 borrowings under its Third National Bank of Nashville facility. At June 30, 1995, an additional installment of $1.05 million remained outstanding on ITI's promissory note delivered upon completion of the acquisition of Insituform New England in 1992, which has been deposited into escrow pending resolution of outstanding matters with the seller.

     ITI has outstanding borrowings of $35.2 million under its credit agreement with Third National Bank in Nashville entered into in July 1993, which initially provided for advances of up to $30 million and was subsequently amended in August 1994 to provide for an additional $12 million so as to aggregate $42 million. Until June 1995, borrowings under this facility accrued interest, payable quarterly on the original $30 million (and monthly through August 1995, and then quarterly, on the additional facility), at the lesser of (i) the bank's prime rate or (ii) 2.75% above a 30-day adjusted LIBOR rate, as defined in the facility (or, if ITI maintained certain financial ratios, 2.25% above such adjusted LIBOR rate). Quarterly principal payments of $1.1 million were due until the facility was further amended in June 1995, with the entire remaining principal due on December 31, 1997. The facility obligates ITI to comply with certain financial ratios and restrictive covenants that, among other things, limit the ability of ITI and its subsidiaries to incur further indebtedness, pay dividends, make loans and encumber their properties, and requires guarantees of certain domestic subsidiaries.

     In June 1995, the facility was further amended to provide for additional credit available for two years on a revolving basis, in the amount, together with the then existing facility, aggregating up to $50 million, the additional amounts to be utilized for working capital and expansion of ITI's business. The amended facility provides that all new advances, together with all existing indebtedness, are due in June 2000, subject to earlier

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

installments after June 1997 based on a five-year amortization schedule for the existing and additional indebtedness. Under the revised arrangements, interest on all existing and additional indebtedness would be payable quarterly at a rate selected monthly by ITI as either the bank's prime rate, plus a margin up to
 .25% in the event certain financial ratios are not maintained, or a 30-day adjusted LIBOR rate, plus a margin ranging from 1.75% to 2.25%, depending on maintenance of certain financial ratios. Other covenants and guaranties contained in the facility prior to amendment remain in effect.

     ITI's senior subordinated note in the principal amount of $5 million, acquired by Hanseatic Corporation in July 1993 for discretionary customer accounts, requires quarterly payments of interest at 8.5% per annum and installments of principal in the amount of $1 million on each of the fifth through eighth anniversary dates of closing, with the entire remaining principal due nine years after closing. The note is subordinated to bank and other institutional financing (including the credit facility with Third National Bank in Nashville), and purchase money debt incurred in completion with acquisitions of businesses. The note is pre-payable at the option of ITI, at premiums until the fifth anniversary of closing ranging from 3% to 1% of the amount prepaid, and is subject to defeasance thereafter in the event ITI deposits cash or government securities sufficient to service payments under the note. Warrants with respect to 350,877 shares of Common Stock issued in connection with such note are exercisable, at the election of the holder, through July 25, 1998, at a price per share of ITI Common Stock of $14.25 and holders of such shares are entitled to demand and incidental registration rights.

     On May 21, 1995, ITI agreed to extend by one year, through July 1996, the maturity of the note held by ITI issued by Ringwood Limited in the principal amount of $3.624 million (see "Election of ITI Directors -- Other Information Concerning Nominees for Director, Directors, Officers and Stockholders").

     See Note 9 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein, for information describing credit lines obtained by ITI's subsidiaries in Canada, the United Kingdom and Japan. At June 30, 1995, an aggregate amount of $.9 million was outstanding, including bank overdrafts, under such facilities. As more fully described under Note 11 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein, ITI also remains obligated on industrial revenue and development bonds in the outstanding aggregate principal amount of $4.9 million at June 30, 1995.

     In October 1992, Naylor sold (the "NISI Sale") all of the common stock of Naylor Industrial Services, Inc. ("NISI"), which was engaged primarily in the provision of industrial cleaning services to refineries and chemical and petrochemical manufacturing plants. As part of the NISI Sale, Naylor agreed to indemnify the purchaser, with certain exceptions and subject to specified limitations, against certain claims that may arise out of the breach by Naylor of its representations, warranties and covenants to the purchaser or from actions or omissions of Naylor prior to the NISI Sale, and further to indemnify the purchaser for certain pending or threatened litigation claims that were known to Naylor as of the date of purchase. At the time of ITI's acquisition of Naylor, Naylor maintained general liability, worker's compensation and automobile insurance policies with an annual aggregate coverage limit of $6 million, subject to per occurrence deductibles of up to $250,000 for worker's compensation claims and up to $100,000 for general liability and automobile claims. Although such coverage was obtained by Naylor so as to be generally consistent with industry practice, there can be no assurance that any such claims that arise, if successful, are or will be wholly or partially insured, or covered by financial reserves, or that such claims will not result in retroactive adjustments in Naylor's insurance premiums based on the terms of its retrospective rated policies. ITI's financial statements reflect its management's estimate of the likely amounts of such remaining premiums. At June 30, 1995, Naylor had outstanding letters of credit securing future premium payments which were collateralized by cash and cash equivalents of approximately $1.0 million.

     As more fully described in Note 20 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein, ITI has also provided in its financial statements for the estimated amounts of liabilities that are likely to be incurred from pending litigation and claims involving Naylor. In addition, as discussed in such note, ITI is a defendant in a lawsuit alleging various misstatements and omissions relating to, among other things, costs arising from its 1992 acquisition of IGL in public disclosures by ITI. Notwithstanding ITI's belief that it has defenses to the plaintiff's claim that are well grounded in fact and law, on May 23, 1995 ITI entered into a memorandum of understanding to settle such litigation. Under the settlement, which has been

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

evidenced by a stipulation of settlement and remains subject to court approval and other customary conditions, ITI would make a cash payment to class members in the amount of $3.2 million (which ITI has deposited into escrow) and issue to class members 30,000 shares of ITI Common Stock which resulted in an after-tax charge against second quarter 1995 net income in the order of approximately $2.2 million.

     ITI is also reviewing settlement proposals received in connection with certain litigation continuing before the Maine Superior Court, alleging labor regulations violations by Insituform New England which pre-date the 1992 acquisition of such company by ITI. Such settlement would not become effective unless Insituform New England is unsuccessful in its appeal of a prior judgment rendered by the Maine court, and would liquidate the amount of Insituform New England's liability to plaintiffs in the amount of $1.25 million, plus attorneys' fees and costs. Under the arrangements pursuant to which ITI acquired Insituform New England, ITI is indemnified by the seller against any damages and expenses in connection with this litigation, and, without limiting ITI's recourse, approximately $1.05 million is held in an escrow account jointly maintained by counsel to the seller and counsel to ITI in order to secure such obligation.

     ITI has declined to grant its consent, as requested by Enviroq, a domestic licensee, under various Insituform and NuPipe license agreements with Enviroq's affiliates in connection with the agreement pursuant to which, on April 18, 1995, the pipeline rehabilitation business of Enviroq was acquired by IMA. See "Business of ITI -- Legal Proceedings" below, for a description of the suit filed by ITI in Tennessee Chancery Court (subsequently removed by defendants to federal district court) seeking a declaratory judgment confirming such action. ITI has agreed with IMA that, unless the Merger Agreement is terminated, neither party will take any further action in such suit, or to assert any rights in dispute as a result of consummation of the Enviroq Acquisition without ITI's consent, except for certain procedural steps to preserve the respective rights of the parties. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above. ITI has also communicated to IMA its concerns regarding the ability of IMA to operate in compliance with its existing Insituform licenses in view of IMA's commercialization of the PALTEM systems. See "Business of ITI -- Licensing Operations" below. ITI and IMA would anticipate prosecution or reinstatement of the foregoing litigation if the Merger Agreement were terminated prior to completion of the Merger, or other litigation addressing the same subject matter or other matters, or possibly other approaches to resolving the outstanding issues between the parties in the absence of mutually agreeable alternative arrangements.

     Management believes its working capital and its existing credit availability will be adequate to meet its capital requirements for the foreseeable future.

     On May 23, 1995, ITI, ITI Sub and IMA executed the Merger Agreement. See "The Merger -- Basic Terms of Merger Agreement." ITI presently plans to consummate the Merger after the occurrence (or waiver) of all conditions precedent. ITI has deferred approximately $.8 million of expenses incurred through June 30, 1995 related to the Merger, which will be expensed in the quarter in which the transaction is completed. ITI anticipates that the total amount of expenses, exclusive of reorganization provisions, related to the transaction (including amounts deferred through June 30, 1995) will be approximately $6.5 million, $3.8 million of which ITI estimates will be incurred by it and $2.7 million of which IMA estimates will be incurred by it. See
"-- Results of Operations -- Pro Forma Combined Operations (ITI/IMA)" above for information concerning reorganization provisions anticipated in the event the Merger is consummated.

     In the event the Merger is consummated, and assuming that the Merger is accounted for on a pooling-of-interests basis, at June 30, 1995 the combined companies would have had $13.7 million in cash and cash equivalents ($2.9 million of which derive from IMA), and a working capital ratio (current ratio) of 1.7-to-1. Long-term debt of the combined companies, on a pro forma basis, would have been $67.2 million ($14.0 million of which is attributable to IMA indebtedness incurred in connection with the Enviroq Acquisition). See
"IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding demands made for repayment of a $3 million subordinated note, which IMA has reclassified as a current liability. In the event the Merger is consummated, management of ITI believes working capital, credit availability (including IMA's credit lines; see "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations") and liquid assets will continue to be adequate to meet requirements for the foreseeable future.

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

     In anticipation of any plans for the expansion of ITI's business and for general corporate purposes following the completion of the Merger, and in order to consolidate the long-term debt of ITI and IMA, ITI has obtained the commitment of Third National Bank in Nashville with respect to an expansion of ITI's current facility, subject to closing with IMA under the Merger Agreement. The expanded facility would provide for advances by participating lenders, on a revolving basis over a two-year period following closing, of up to $100 million, $35.5 million of which would represent ITI's indebtedness under the current facility and $15.6 million of which would be utilized to refinance IMA's long-term indebtedness. Such indebtedness would mature five years after closing, subject to prior installments after the second year based on a five-year amortization schedule. Interest on all indebtedness under the expanded facility would be payable at a rate selected by ITI as either the bank's prime rate, plus a margin of up to 0.25% in the event certain financial ratios are not maintained, or an adjusted LIBOR rate, plus a margin ranging from 1.00% to 1.75%, depending on maintenance of certain financial ratios. Any such arrangements remain subject to definitive documentation, which would include any modification of other covenants and guarantees contained in the existing facility, and completion of the group of participating lenders.

     Following completion of the Merger, and in connection with any plans for the expansion of ITI business and for general corporate purposes, ITI may consider an offering of shares of ITI Common Stock or convertible or other debt. ITI has not reached any determination with respect to the size or nature of any such offering or whether any such offering will be undertaken, and there can be no assurance that any such offering will be made.

RECENTLY ISSUED ACCOUNTING STANDARD

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of ("FAS 121"). FAS No. 121 requires that long-lived assets, certain identifiable intangibles and goodwill to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     FAS No. 121 is effective for ITI beginning with the year ending December 31, 1996. Management of ITI is currently evaluating the impact of the adoption of this accounting standard on ITI's operating results and financial condition, and management does not anticipate a material effect.

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

                         SELECTED FINANCIAL DATA OF IMA

     The selected financial data of IMA set forth below has been derived from IMA's consolidated financial statements included herein and previously published historical financial statements of IMA not appearing herein. The selected financial data at and for the nine months ended June 30, 1995 and 1994 is unaudited; however, in the opinion of the management of IMA, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and the financial position for and as at the end of each of the interim periods presented. Operating results for the nine months ended June 30, 1995 are not necessarily indicative of the results that may be obtained for the entire fiscal year ending September 30, 1995. The selected data of IMA set forth below and should be read in conjunction with "IMA -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and IMA's Consolidated Financial Statements, including the notes thereto, contained elsewhere herein.

                                      NINE MONTHS ENDED
                                           JUNE 30,                YEAR ENDED SEPTEMBER 30,
                                      ------------------  -------------------------------------------
                                      1995(1)     1994     1994    1993(2)  1992(3)   1991     1990
                                      -------    -------  -------  -------  -------  -------  -------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues....................... $77,611    $54,293  $75,279  $60,086  $66,690  $49,545  $36,272
Income from continuing operations....   4,956      3,743    5,049    3,408    7,676    5,354    3,375
Income from continuing operations per
  common share.......................     .45        .34      .45      .31      .70      .52      .33
Dividends per share of IMA Class A
  Common Stock.......................     .14        .14      .14      .14      .10      .07      .06
BALANCE SHEET DATA (AT PERIOD END):
Total assets.........................  91,920     54,488   63,879   52,936   45,116   34,414   22,690
Long-term debt.......................  14,024(4)      --       --       --      341      360      425

---------------
(1) In April 1995, IMA completed the Enviroq Acquisition, which has been accounted for under the purchase method of accounting.

(2) In November 1992, IMA acquired substantially all of the assets of Pipeline Rehabilitation Systems, Inc., which has been accounted for under the purchase method of accounting.

(3) In October 1991, IMA acquired United Pipeline Systems Inc. ("UPSI"), which has been accounted for under the purchase method of accounting. In connection with such acquisition, IMA acquired all of the outstanding stock of United Corrosion Corporation, the parent of UPSI.

(4) See "IMA Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" below for information regarding demands made for payment under IMA's $3.0 million subordinated promissory note issued in the Enviroq Acquisition and IMA's reclassification thereof as a current liability at June 30, 1995.

                  IMA -- MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     IMA's results of operations are affected by the nature and level of activity of its three principal product lines: pipeline system rehabilitation (including the Insituform Process); corrosion and abrasion protection; and tunneling. Revenues and profit contribution from these product lines tend to be affected by various factors unique to each, including market demand and competitive conditions, weather conditions, product mix within each line and whether IMA is furnishing proprietary technology or acting as general contractor on particular projects.

     Over the past three fiscal years, IMA's contract revenues increased from $66.7 million to $75.3 million. This growth resulted principally from increases in Insituform Process volume derived from IMA's licensed territories, as well as growth in IMA's corrosion and abrasion protection business, especially in Canada and Chile. These factors were offset in part by a decrease in tunneling revenues due to weakness in the construction markets in the areas served by IMA. Contract revenues were adversely affected in fiscal 1993 by the flooding and rains which occurred in IMA's Midwest operating area, and the increase from $60.1 million in fiscal 1993 to $75.3 million in fiscal 1994 reflects, in large measure, the return to more normal weather conditions in the most recently completed fiscal year.

     Income from operations and net income during the past three fiscal years generally reflected trends similar to changes in contract revenues for the above-stated reasons. Additionally, margins in the corrosion and abrasion operation decreased in fiscal 1994 due to operations of IMA's Latin American subsidiary as general contractor, which carry lower margins than those achieved from IMA's proprietary technologies. Over the past two years, tunneling margins were significantly constrained by competitive pressures. Also during such period, IMA incurred significant costs associated with the development of IMA's PALTEM product line which was acquired early in fiscal 1993.

     During the nine months ended June 30, 1995, contract revenues increased significantly compared to the corresponding period of the prior year due primarily to the growth in Latin American operations and recovery of the tunneling market. Despite these increases, margins were adversely affected by general contracting activities of the corrosion and abrasion protection operations and by the effect of competitive conditions on tunneling profitability. PALTEM development costs also continued to negatively affect IMA's operating margin.

     On April 18, 1995, IMA completed the Enviroq Acquisition. IMA expects that such acquisition will add significant incremental Insituform revenues in future periods. For its fiscal year ended March 1995, Enviroq reported Insituform and NuPipe revenues of $20.3 million. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries, as a result of the consummation of the Enviroq Acquisition without ITI's consent. IMA incurred $15.25 million of long-term senior bank debt to finance the cash portion of the purchase price of the acquisition. In connection with the acquisition IMA also issued a five-year $3 million subordinated note in consideration for a covenant not to compete and agreed to pay $1 million for consulting services over five years. See
"-- Liquidity and Capital Resources" below for information regarding demands made for payment under the foregoing subordinated note, which IMA has re-classified as a current liability.

  Nine Months Ended June 30, 1995 and 1994

     Contract revenues for the nine months ended June 30, 1995 were $77.6 million, an increase of 43% from the corresponding period in fiscal 1994. Corrosion and abrasion protection revenues increased 173% as a result of the Latin American general contracting and Tite Liner operations. Tunneling revenues increased 98% due to the continuation of more normalized market conditions. Rehabilitation revenues, generated primarily by the Insituform Process, increased 6% due principally to the consummation of the Enviroq Acquisition on April 18, 1995. See "The Merger -- Basic Terms of Merger
Agreement -- Cooperation Agreement" above for a description of the moratorium rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries, as a result of the consummation of the Enviroq Acquisition without the consent of ITI.

     Gross profit for the nine months ended June 30, 1995 was $20.3 million, a 35% increase compared to the amount reported in the prior-year period. The increase resulted from the contract revenue increases. Gross profit as a percentage of contract revenues was 26.2% for the recent year-to-date period, compared to 27.8% in the corresponding period of the prior year. The reduction in gross profit percentage for the current year period was primarily attributable to IMA's operating as a general contractor in its corrosion and abrasion business in Latin America, which yields lower profit margins than revenues generated by IMA's proprietary technologies.

     The 28% increase in operating expenses for the year-to-date period resulted primarily from the research and development costs associated with development of high pressure PALTEM products, operating expenses attributable to the Enviroq Acquisition and administrative expenses for the corrosion and abrasion protection operations in Latin America which commenced in January 1994. For the year-to-date period, operating expenses represented 14.4% for contract revenues compared to 16.1% in the prior year period, as contract revenue growth continued to outpace operating expense increases.

     Income from operations for the nine-month period June 30, 1995 represented 11.8% of contract revenues. For the current fiscal year, income from operations increased 44% over the comparable period in the prior year, primarily as a result of improved leveraging of operating expense, partially offset by the reduction in gross profit margin.

     Net income for the nine month period ended June 30, 1995 increased 32% over the prior year period and represented 6.4% of contract revenues compared to 6.9% for the comparable period of the prior year. The reduction in net income as a percentage of contract revenues was attributable to the allocation of income to the owner of the minority interest in IMA's Latin American subsidiary which is reported on a consolidated basis.

  Year Ended September 30, 1994 compared to Year Ended September 30, 1993

     In 1994, contract revenues increased 25% over the prior year, due to normalization of rehabilitation operations which had been adversely impacted by floods and rains in the prior year, the start-up of abrasion and corrosion and pipeline construction operations in Latin America, an improved Tite Liner market in Canada, and improved market conditions for IMA's tunneling operations.

     The growth in contract revenues resulted in a 26% increase in gross profit over the prior year. As a percentage of contract revenues, gross profit improved from 27.5% to 27.6%, even though IMA's tunneling business continued to experience lower than historic margins due to a weak construction market. Also, the pipeline construction work undertaken in Latin America adversely impacted margins, because of IMA's acting as general contractor, which activity generally carries lower margins than IMA achieves on work performed utilizing the Company's proprietary methods. These reductions were offset by improvements in rehabilitation revenue margins attributable primarily to improved installation efficiencies.

     Operating expenses increased 10% primarily as a result of costs associated with the start-up of the Latin American operation and increased research and development expenses for the PALTEM product line. As a percentage of contract revenues, operating expenses were 15.4% for 1994 compared to 17.5% in 1993, as contract revenues grew faster than operating expenses.

     Income from operations as a percentage of contract revenues increased from 10.0% to 12.2%, resulting primarily from improvement in expense leveraging as contract revenues increased.

     Net income increased 48% as a result of contract revenue growth and improved operating margins. As a percentage of contract revenues, net income increased from 5.7% to 6.7% due to increased operating margins. Offsetting the improvement somewhat was the income allocated to the owner of the minority interest in a consolidated subsidiary and an increase in the effective tax rate from 40.4% to 41.7% due to a change in mix of profit contributions among non-U.S. operations.

  Year Ended September 30, 1993 Compared to Year Ended September 30, 1992

     Contract revenues decreased 10%, principally due to the weak market for tunneling. Strong demand for IMA's rehabilitation processes, particularly the Insituform Process, enabled IMA to increase rehabilitation process revenues by 5%, despite the adverse effects of excessive rains and floods experienced throughout most of IMA's Insituform licensed territories. Corrosion and abrasion protection revenues increased 7%, despite weak economic conditions in Canada and a weakening of the Canadian dollar by approximately 7%. This increase resulted from the continuing development of the U.S. marketplace, primarily in the mining sector.

     A 22% reduction in gross profit resulted from the reduction in contract revenues. The decrease from 31.9% to 27.5% in gross profit as a percentage of contract revenues was due primarily to the underutilization of equipment in rehabilitation and tunneling operations.

     Operating expenses, associated with the PALTEM product line acquired in November 1992 were the primary cause for the 17% increase in operating expenses.

     The increase in operating expenses as a percentage of contract revenues from 13.5% to 17.5% resulted from the aforementioned decrease in contract revenues and PALTEM-related expenses.

     The reduction in operating income and operating income margin was attributable to the reduction in gross profit and the expenses associated with the PALTEM operation.

     Net income decreased 56% from the prior year amount and represented 5.7% of contract revenues compared to 11.5% in the prior year. These reductions were the result of the above-described factors which negatively impacted gross and operating profit margins. In addition, IMA's current year results were affected by an increase in its effective tax rate from 36.7% to 40.4%, which increase was attributable primarily to a change in the mix of profit contributions among non-U.S. operations.

     Pro Forma Combined Operations (IMA/Enviroq). Giving pro forma effect to the consummation of the Enviroq Acquisition, which has been accounted for by IMA on the purchase method, as if such transaction had occurred on the first day of the respective fiscal periods, IMA would have reported contract revenues of $58.3 million and $105.2 million, respectively, for the six months ended June 30, 1995 and the twelve months ended December 31, 1994. The IMA/Enviroq pro forma consolidated income statement (see "Unaudited Pro Forma Combined Condensed Financial Information" above) illustrates the significant incremental Insituform Process revenues which the Enviroq Acquisition would have added to IMA's rehabilitation contract revenues. As a result, it is anticipated that one future effect of the Enviroq Acquisition will be to increase the proportion of pipeline system rehabilitation revenues compared to revenues from IMA's other product lines. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute, including with respect to the Insituform licenses of Enviroq subsidiaries, as a result of the consummation of the Enviroq Acquisition without ITI's consent.

     The pro forma consolidated income statements also illustrate the effect of Enviroq's historical cost structure on IMA's historical performance. IMA reported gross profit margins of 27.7% and 25.8% for the twelve months ended December 31, 1994 and the six months ended June 30, 1995, respectively, compared to gross margins of 26.6% and 24.1% on a pro forma basis including Enviroq for such periods. IMA will seek to improve the cost structure of Enviroq's operations over time by introducing contracting efficiencies utilized by IMA, however, there can be no assurance that such improvements will be realized.

     Operating income as a percentage of contract revenues also illustrates the effects of the differences in historical cost structures of the two companies. IMA reported income from operations as a percentage of contract revenues of 12.7% and 9.5%, respectively, for the twelve months ended December 31, 1994 and six months ended June 30, 1995. On a pro forma basis, such ratios were 11.1% and 7.2%, respectively, for the corresponding periods. This reflects differences in the cost structures of the two companies, particularly, IMA's historical ability to leverage overhead costs over a larger revenue base and achieve economies of scale. In addition, the pro forma financial statements give effect to amortization of goodwill under the purchase method of accounting, amortization of non-compete costs of $.6 million per year and reflect a $.2 million annual consulting fee payable in connection with the Enviroq Acquisition.

     The pro forma consolidated income statements also illustrate the effect of additional interest expense of $.4 million for the six-month period and $1.1 million for the twelve-month period resulting from the $15.25 million term loan used to fund the Enviroq Acquisition and the $3.0 million subordinated promissory note issued in respect of a non-compete agreement. Interest on the term loan will vary based upon, at IMA's option, LIBOR or prime rate. Interest on the subordinated promissory note is fixed at 6% per annum. See "-- Liquidity and Capital Resources" below for information regarding demands made for payment under the foregoing subordinated note.

     As a result of the Enviroq Acquisition, the effective tax rate of the combined company increases significantly due to the inability to deduct the goodwill created by the transaction for tax purposes. For the twelve months ended December 31, 1994 and the six months ended June 30, 1995, IMA reported effective tax rates of 40.2% and 36.7%, respectively. On a pro forma basis, the effective tax rates increase to 43.5% and 39.3% for such periods.

LIQUIDITY AND CAPITAL RESOURCES

     IMA's current ratio decreased to 1.4-to-1 as of June 30, 1995 from 1.5-to-1 at fiscal year end. The decrease in the current ratio at June 30, 1995 was primarily attributable to the reclassification of IMA's subordinated promissory note, as described below. For the nine months ended June 30, 1995, IMA expended approximately $.3 million in cash for operating activities, the major uses of which were an increase in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $4.5 million, resulting from timing differences between the recognition of costs incurred for two tunneling projects and one corrosion and abrasion project compared to the contractual terms as to when the customer may be invoiced for work completed. IMA anticipates that a major portion of this increase associated with these three projects will be invoiced by the end of IMA's fourth fiscal quarter. Inventory increased for the nine months ended June 30, 1995 by approximately $1.6 million, due primarily to purchases pursuant to IMA's license agreement for its PALTEM systems products and inventory stocks associated with the commencement of limited manufacturing operations for rehabilitation and corrosion and abrasion protection products. Prepaid expenses and other current assets increased for the nine months ended June 30, 1995 by approximately $900,000, with the majority of the increases representing an insurance claim receivable. Accrued expenses decreased for the nine months ended June 30, 1995 by $3.3 million, of which a major portion related to the completion of a large construction project in Latin America.

     As of June 30, 1995, approximately $1.1 million of cash represented cash of foreign subsidiaries. Unremitted earnings from foreign subsidiaries as of such date approximated $3.3 million. IMA does not provide for federal income taxes on such unremitted earnings because earnings are reinvested and, in the opinion of management of IMA, will continue to be reinvested indefinitely. Upon distribution of these earnings in the form of dividends or otherwise, IMA would be subject to both United States income taxes and withholding taxes in the various international jurisdictions. Withholding taxes would be payable if all previously unremitted earnings were remitted to the United States company. A portion or all of such withholdings taxes may be offset as credits against the United States income taxes payable.

     For the nine months ended June 30, 1995, IMA recorded capital expenditures of approximately $5.3 million of which approximately $2.1 million related to the construction of a new manufacturing facility and $3.2 million was for equipment purchases.

     IMA's current ratio decreased from 1.7-to-1 as of September 30, 1993 to 1.5-to-1 as of September 30, 1994. The decrease in the current ratio was primarily attributable to the start-up of IMA's Latin American operation, which expended approximately $3.9 million for capital expenditures, offset by approximately $1.2 million of deferred income taxes which were reclassified to a long-term liability status as a result of IMA's adoption of Statement of FAS 109.

     IMA's operations generated approximately $10.7 million of cash in 1994 compared to $7.2 million in the prior year. Cash provided by operating activities was primarily used for capital expenditures of $9.9 million (consisting mainly of buildings and equipment purchases) and payment of cash dividends aggregating

$1.5 million. The cash balance of $3.1 million as of September 30, 1994 primarily represented cash and cash equivalents of foreign subsidiaries invested in United States dollar denominated short-term investments.

     As of fiscal year-end, IMA reported an increase in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $4.3 million over the amount reported at the end of fiscal 1993. The increase primarily represented timing differences between billing of work completed and the cutoff date for financial statement purposes for two large tunneling projects.

     At September 30, 1993, IMA reported an insurance claim receivable of $3.0 million. Such receivable had been eliminated by year-end 1994, as during fiscal 1994 IMA received proceeds from claims filed under various insurance policies, which were used for the repair and replacement of flood-damaged buildings and equipment.

     During 1994, IMA maintained a short-term $10 million unsecured line of credit for working capital purposes. Subsequent to September 30, 1994, IMA increased the unsecured line of credit to $13 million. During fiscal 1994, the average balance drawn under the line of credit was approximately $4.2 million and the largest outstanding balance was $6.8 million. During the second fiscal quarter, IMA entered into a new bank credit agreement pursuant to which its short-term unsecured working capital line of credit was increased to $20 million. The line of credit was further increased to $23 million in September 1995. Interest on the line of credit is payable, at IMA's option, at the bank's prime rate or a rate tied to LIBOR. The applicable interest rate was 8.5% per annum at June 30, 1995. IMA believes that the existing line of credit and funds generated internally from operations are adequate for IMA's current capital needs.

     On April 18, 1995, IMA completed the Enviroq Acquisition. Pursuant to the transaction, IMA paid $15.25 million cash funded by a seven-year term loan from IMA's banks. Principal payments of such loan amortize at the rate of $1.5 million per year during the term thereof. Under the term loan arrangement, IMA granted first mortgages on various real estate it owns and pledged all the shares of its U.S. subsidiaries and a portion of the shares of its Canadian subsidiaries. The term loan agreement contains customary representations and warranties and affirmative and negative covenants, including the maintenance of certain financial ratios and a prohibition on the payment of cash dividends in excess of the regular dividend rate currently in effect, which dividend payments require the lenders' consent as a result of the execution of the Merger Agreement. In addition, IMA issued a $3 million five-year subordinated promissory note (the "Subordinated Enviroq Note") in consideration for a covenant not to compete and entered into an agreement for consulting services providing for IMA's payment of $1 million over five years.

     By letter dated July 14, 1995, counsel for Enviroq Corporation (formerly known as New Enviroq Corporation; "New Enviroq") alleged that an event of default had occurred with respect to the payment of the interest due to New Enviroq on June 30, 1995 under the Subordinated Enviroq Note. New Enviroq demanded payment of such interest installment and purported to declare the entire principal, in the amount of $3 million, due and payable. IMA advised New Enviroq that such purported acceleration was improper and directed New Enviroq to withdraw it. On August 1, 1995, New Enviroq filed a lawsuit against IMA in the Circuit Court of Jefferson County, Alabama, seeking a judgment in respect of IMA's alleged default under the Subordinated Note.

     IMA denies liability to New Enviroq and intends to vigorously defend the lawsuit and pursue claims against New Enviroq arising out of the Enviroq Acquisition, including Enviroq's obligations under the Enviroq Agreement. IMA's senior lenders have waived the event of default under IMA's principal financing agreements which otherwise would have occurred as a result of New Enviroq's actions in respect of the Subordinated Enviroq Note. IMA is seeking to negotiate a mutually acceptable resolution regarding the status of the Subordinated Enviroq Note. Pending such resolution, IMA has classified the obligation as a current liability. In IMA's opinion, the ultimate resolution thereof will not have a material adverse effect upon IMA's financial condition or results of operations.

     See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries, as a result of the consummation of the Enviroq Acquisition without ITI's consent, and "IMA -- Legal Proceedings" below for information concerning arbitration proceedings initiated by one of the partners of Midsouth Partners (in which a subsidiary of IMA acquired in the Enviroq Acquisition owns a 42.5% general partnership interest) alleging an event of default by such subsidiary. If the Merger Agreement is not approved by stockholders of IMA and ITI, respectively, IMA and ITI anticipate that they would engage in litigation arising out of the disputes between the parties (including the Enviroq Acquisition), if they are unable to reach a mutually acceptable settlement.

     On May 23, 1995, IMA entered into the Merger Agreement. IMA has deferred approximately $.3 million of expenses incurred through June 30, 1995 related to the transaction, which will be expensed in the quarter in which the transaction is complete. IMA anticipates that the total amount of expenses exclusive of reorganization costs related to the transaction (including amounts deferred through June 30, 1995) will be approximately $2.7 million.

     During April 1995, IMA commenced construction of a manufacturing facility to produce materials used for proprietary rehabilitation technologies, including those licensed under its agreement with Ashimori. IMA acquired land adjacent to its headquarters building in fiscal 1994 for the construction of the facility. Prior to the execution of the Merger Agreement, construction activities had progressed to site excavation, completion of the foundation and erection of a portion of the structural steel. To date IMA has funded the land acquisition and construction expenditures utilizing borrowings under its line of credit. As a result of the Merger Agreement, IMA and ITI have discussed the possible relocation of the planned manufacturing processes to ITI's present facility. As of the date hereof, IMA has not determined whether, in view of the covenants contained in and consents required under the Merger Agreement, to complete construction of the building for use as a manufacturing facility or an office and operations facility or whether to seek to dispose of the property. It is anticipated that such determination will be made in consultation with ITI based upon the perceived needs of the proposed North American contracting operations and the business plans of the combined companies after the Merger. If IMA determines to utilize such property in connection with its future operations, it would expect to obtain long-term financing therefor; however, it has abandoned its previous plans to utilize industrial revenue bond financing for the project. See "The Merger -- Basic Terms of Merger Agreement" for a description of the covenants governing construction while the Merger Agreement is in effect.

     IMA has entered into certain license agreements to offer pipeline rehabilitation technologies. IMA anticipates that it will have no difficulty exceeding its minimum royalty requirements under its Insituform licenses and its Ashimori license. Based upon the favorable preliminary market reception of PALTEM and IMA's evaluation of the long-term potential for this technology, IMA is pursuing product development and manufacturing in the United States. IMA does not believe that its commitments under its technology license agreements will have a material adverse effect on its income from operations in future periods.

RECENTLY ISSUED ACCOUNTING STANDARD

     In March 1995, the Financial Accounting Standards Board issued FAS No. 121. FAS No. 121 requires that long-lived assets, certain identifiable intangibles and goodwill to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     FAS No. 121 is effective for IMA fiscal year 1997. Management of IMA believes that the adoption of this accounting standard will not have a material impact on its operating results and financial condition.

                           ELECTION OF ITI DIRECTORS

     At the ITI Meeting, stockholders will elect four directors denominated as Class III directors. This is in accord with the ITI Charter which provides for the division of its Board of Directors into three classes with the term of office of the Class III directors expiring at the ITI Meeting. The remaining two classes of directors will be elected at the Annual Meeting of Stockholders of ITI to be held in 1996 and 1997, respectively, at which, in the event the Merger is consummated, nominations will be made pursuant to the Merger Agreement. After the expiration of the term of each class, the stockholders will elect directors in each class to serve for a term of three years.

     Accordingly, four Class III directors will be elected at the ITI Meeting, each to serve for three years and until a successor has been elected and has qualified. It is the intention of each of the persons named in the accompanying form of proxy to vote the shares represented thereby in favor of the four Class III nominees listed in the following table, unless otherwise instructed in such proxy. Each such nominee is presently serving as a director of ITI. ITI's Board of Directors has no reason to believe that any of the nominees listed in the following table will be unable or will decline to serve. In case any of the nominees is unable or declines to serve the persons named in the accompanying form of proxy will vote the shares represented by such proxy for another person duly nominated by ITI's Board of Directors in such nominee's stead or, if no other person is so nominated, to vote such shares only for the remaining nominees.

CERTAIN INFORMATION CONCERNING NOMINEES AND DIRECTORS

     Certain information concerning: (i) the four nominees for election as Class III directors of ITI, (ii) the other current directors of ITI of whose term of office will continue after the ITI Meeting, and (iii) those individuals designated by IMA for appointment to the ITI Board upon consummation of the Merger, is set forth below. Such information was furnished by them to ITI:

     NAME OF DIRECTOR         AGE                      BIOGRAPHICAL INFORMATION
--------------------------    ---     -----------------------------------------------------------
Nominees for Election:
CLASS III DIRECTORS
Brian Chandler............    69      Private investor since prior to 1990; consultant to ITI
                                      from prior to 1990 to 1994; Director of ITI since 1987.

James D. Krugman..........    47      Partner, Krugman, Chapnick & Grimshaw (attorneys) since
                                      prior to 1990; Chairman of the Board of ITI since 1988 and
                                      Chief Executive Officer of ITI from April to October 1990
                                      and from April to June 1989; Director: Hayward Industries,
                                      Inc. and Meadox Medicals, Inc.; Director of ITI since 1987.

Jean-Paul Richard.........    52      President and Chief Executive Officer of ITI since 1993;
                                      Chief Executive of Massey-Ferguson Group of Varity
                                      Corporation from 1992 to 1993, and Senior Vice
                                      President-Corporate Development of Varity from 1991 to
                                      1992; Executive Vice President of Asea Brown Boveri, Inc.,
                                      a subsidiary of Asea Brown Boveri, from 1990 to 1991;
                                      Director: AGCO Corporation; Director of ITI since 1994.

Russell B. Wight, Jr......    56      General Partner, Interstate Properties (real estate
                                      development and construction) since prior to 1990;
                                      Director: Vornado Realty Trust; Director of ITI since 1992.

     NAME OF DIRECTOR         AGE                      BIOGRAPHICAL INFORMATION
--------------------------    ---     -----------------------------------------------------------
Other Directors Whose Term of
     Office Will Continue
     After the ITI Meeting:

CLASS I DIRECTORS

Paul A. Biddelman.........    49      Treasurer, Hanseatic Corporation (private investment
                                      company) since 1992; Managing Director, Clements Taee
                                      Biddelman Incorporated (financial advisors) from 1991 to
                                      1992; Managing Director, Corporate Finance Department,
                                      Drexel Burnham Lambert Incorporated from 1982 to 1990;
                                      Director: Celadon Group, Inc., Electronic Retailing Systems
                                      International, Inc., Premier Parks Inc., Petroleum Heat &
                                      Power Company, Inc., TLC Beatrice International Holdings,
                                      Inc., Oppenheimer Group, Inc.; Director of ITI since 1988.

Douglas K. Chick..........    71      Private investor since prior to 1990; consultant to ITI
                                      from 1991 to 1994; Director of ITI since 1990.

Steven Roth...............    53      General Partner, Interstate Properties (real estate
                                      development and construction) since prior to 1990; Chairman and Chief Executive Officer, Vornado Realty Trust (real
                                      estate operating company) since 1990; Chief Executive
                                      Officer of Alexander's Inc. since March 1995; Director:
                                      Vornado Realty Trust, Alexander's Inc.; Director of ITI
                                      since 1992.

CLASS II DIRECTORS

William Gorham............    64      President, The Urban Institute (government policy research)
                                      since prior to 1990; Director of ITI since 1992.

Silas Spengler............    64      Principal, Sullivan Associates, Inc. (board of directors
                                      search firm) since 1994; Partner, Reid & Priest (attorneys)
                                      from 1992 to 1994; Partner, Spengler Carlson Gubar Brodsky
                                      & Frischling (attorneys) from prior to 1990 to 1992;
                                      Director of ITI since 1987.

Sheldon Weinig............    67      Consultant, Sony Engineering and Manufacturing of America
                                      since 1994, and Vice Chairman from 1990 to 1994; Director:
                                      Aseco Corporation, Unique Mobility, Inc., Intermagnetics
                                      General Corporation; Director of ITI since 1992.

Designated by IMA for Appointment
     at Effective Time:*

MERGER CLASS I DIRECTOR

Alvin J. Siteman..........    66      Chairman of the Board and a director of Mark Twain
                                      Bancshares, Inc. since prior to 1990; President of Flash
                                      Oil Corporation, Site Oil Corporation, Site Oil Company of
                                      Missouri and The Siteman Organization (oil and real estate)
                                      since prior to 1990.

MERGER CLASS II DIRECTOR

Robert W. Affholder.......    59      President of IMA since 1994 and from prior to 1990 to 1993;
                                      Vice Chairman of IMA from 1993 to 1995.

MERGER CLASS III DIRECTOR

Jerome Kalishman..........    67      Chairman and chief executive officer of IMA since prior to
                                      1990.

---------------
* At the Effective Time, the Class I, Class II and Class III directors are referred to, respectively, as the Merger Class I, Merger Class II and Merger Class III directors.

     Messrs. Kalishman, Affholder and Siteman are all directors of IMA, and none currently serve on the Board of Directors of ITI.

     In December 1992, in connection with the IGL Acquisition, the ITI Charter was amended: (x) to divide the Board of Directors of ITI into three classes, as equal in size as possible, having staggered three-year terms, with the term of one class expiring each year; (y) to fix the number of directors of ITI at not less than six nor more than 15, the exact number to be specified in the By-Laws of ITI; and (z) to provide for the appointment of directors and the filling of vacancies as contemplated by the agreement dated July 3, 1992, as amended September 1, 1992 (the "IGL Acquisition Agreement"), among ITI, INA Acquisition Corp. (ITI's wholly-owned subsidiary), and IGL. Upon consummation of the IGL Acquisition, the Board of Directors of ITI was reconstituted to include: Messrs. Spengler, Gorham and Weinig, for a term initially expiring at the 1993 annual meeting of stockholders of ITI ("Class I Directors"); Messrs. Chick, Biddelman and Roth, for a term initially expiring at the 1994 annual meeting of stockholders of ITI ("Class II Directors"); and Messrs. Chandler, Krugman and Wight, for a term initially expiring at the 1995 annual meeting of stockholders of ITI ("Class III Directors"). Messrs. Spengler, Chick, Biddelman, Chandler and Krugman were designated by ITI, and Messrs. Gorham, Weinig, Roth and Wight were designated by IGL. ITI has further agreed that during the period from the consummation of the IGL Acquisition to the sixth anniversary thereof (the "Current Term"), ITI will nominate and recommend for re-election to its Board of Directors, upon expiration of their terms, the Class I Directors, the Class II Directors and the Class III Directors; and that, if during the Current Term any director resigns or is unable to serve for any reason, such vacancy will be filled with a designee chosen by the remaining members of that director's group and thereafter ITI will nominate and recommend such designee for election to the Board of Directors of ITI.

     In March 1994, in connection with the commencement of Mr. Richard's employment as President and Chief Executive Officer of ITI, ITI's Board of Directors completed action to amend the By-Laws of ITI to increase the size of the board from nine to ten, and to appoint Mr. Richard as a Class III Director, to fill the vacancy created by the increase in the size of the board.

     For a description of arrangements with respect to the composition of the Board of Directors of ITI that will become effective upon consummation of the Merger, see "The Merger -- Management of ITI Following Consummation of the Merger" above.

     No family relationship exists between any of the directors or executive officers of the Company.

EXECUTIVE OFFICERS OF ITI

     The executive officers of ITI, and their respective ages and positions with ITI, are as follows:

            NAME                AGE                    POSITION WITH ITI
----------------------------    ---     -----------------------------------------------
James D. Krugman............    47      Chairman of the Board
Jean-Paul Richard...........    52      President and Chief Executive Officer
William A. Martin...........    53      Senior Vice President -- Chief Financial
                                        Officer
Anthony W. Hooper...........    47      Senior Vice President -- Marketing
Raymond P. Toth.............    47      Vice President -- Human Resources

     For information concerning Messrs. Krugman and Richard, see "-- Certain Information Concerning Nominees and Directors" above.

     William A. Martin has been Chief Financial Officer of ITI since 1988, a Vice President from 1989 to January 1993 and a Senior Vice President since January 1993.

     Anthony W. Hooper has been Senior Vice President-Marketing of ITI since November 1993. Mr. Hooper was previously, since 1992, President of Huyck Formex/Weavexx Corporation, a North Carolina industrial textile and process equipment manufacturer and subsidiary of BTR, Inc. From prior to 1990 to 1991, Mr. Hooper was employed by Sprout Bauer, Inc., an industrial machinery and systems manufacturer owned by Combustion Engineering, Inc., where he was Vice President -- Marketing before becoming President of the Pulp and Paper Division.

     Raymond P. Toth has been ITI's Vice President -- Human Resources since February 1994. Since prior to 1990 and until joining the Company, Mr. Toth was employed as Director of Human Resources for Sprout Bauer, Inc.

     Effective upon consummation of the Merger, Mr. Kalishman would become Vice Chairman of the Board of ITI and Mr. Affholder would become chief operating officer of ITI's North American contracting operations. See "-- Certain Information Concerning Nominees and Directors" above.

BOARD MEETINGS AND COMMITTEES

     During the year ended December 31, 1994, the Board of Directors of ITI held six meetings, and took action by unanimous written consent on six occasions. No current director of ITI attended fewer than 75% of the aggregate number of meetings of the Board of Directors of ITI and meetings of committees of the board on which such person served which were held during the period that he served.

     The members of the Audit Committee of the Board of Directors of ITI are Silas Spengler and Sheldon Weinig. The Audit Committee is responsible for overseeing that management fulfills its responsibilities in connection with the preparation of the consolidated financial statements of ITI and its subsidiaries. The committee's functions include making recommendations to the board regarding the engaging and discharging of ITI's independent auditors, reviewing with the independent auditors the plan and the results of the auditing engagement, reviewing the scope and results of ITI's procedures for internal auditing, approving the professional services provided by the independent auditors, reviewing the independence of the independent auditors, and reviewing the adequacy of ITI's system of internal accounting controls. During the year ended December 31, 1994, the Audit Committee held two meetings.

     The members of the Compensation Committee of the Board of Directors of ITI are Paul A. Biddelman, William Gorham, James D. Krugman and Steven Roth. The functions of the Compensation Committee including making recommendations to the Board of Directors of ITI regarding the salaries, bonuses, fringe benefits or compensation of any kind for the officers and directors of ITI. The Compensation Committee is also responsible for the administration of ITI's 1983 Stock Option Plan (under which no further options may be granted), and its 1992 Employee Stock Option Plan, and determines the eligible persons who are to receive options under the latter such plan, the number of shares to be subject to each option and the other terms and conditions upon which options under such plan are granted and made exercisable. During the year ended December 31, 1994, the Compensation Committee held two meetings and took action by unanimous written consent on two occasions.

     The members of the Director Stock Option Committee of the Board of Directors of ITI are Brian Chandler and Douglas K. Chick. The Director Stock Option Committee administers the 1992 Director Stock Option Plan and determines the eligible persons who are to receive options, the number of shares to be subject to each option and the other terms and conditions upon which options under such plan are granted and made exercisable. During the year ended December 31, 1994, the Director Stock Option Committee did not meet.

     ITI has not appointed a nominating committee of its Board of Directors.

DIRECTOR COMPENSATION

     Each director of ITI who is not an operating officer of ITI is entitled to receive compensation in the amount of $12,000 per annum and $1,000 per meeting of the Board of Directors attended by such director, plus reimbursement of his expenses.

     James D. Krugman, Chairman of the Board of ITI, holds an option granted under ITI's 1992 Director Stock Option Plan (the "Director Plan") on December 13, 1993 covering 95,000 shares of ITI Common Stock, exercisable at a per share price of $14.50, the closing price of the ITI Common Stock on The Nasdaq Stock Market on such date. As a consequence of the exchange of options previously granted by IGL for options granted by ITI (see "-- Stock Plans" below), on December 9, 1992 William Gorham, Sheldon Weinig and Russell B. Wight, Jr., who became directors of ITI upon consummation of the IGL Acquisition, were granted options covering 57,720 shares, 22,200 shares and 16,650 shares of ITI Common Stock, respectively, at exercise prices ranging from $6.53 to $13.74 per share, calculated in accordance with the provisions of the IGL Acquisition Agreement. In January 1995, Mr. Weinig exercised options covering 5,550 shares at an exercise price of $6.53 per share, at which time options covering 11,100 shares held by Mr. Wight expired. In July 1993, options covering 23,310 shares of ITI Common Stock were granted by ITI to William Gorham in replacement of options then expiring covering the same number of shares, at the exercise price per share under the prior options of $9.68, which were exercised by Mr. Gorham in June and July 1995 with respect to all such shares.

     Except as aforesaid, no current director of ITI holds any options granted by ITI under any stock option plan. Mr. Richard holds additional options granted in connection with his acceptance of employment with ITI. For information with respect to such options and other agreements entered into by ITI and certain directors, see "-- Certain Agreements with Directors and Executive Officers" below.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information with respect to compensation for each of the last three completed years of ITI's Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 during the most recent year:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                             COMPENSATION
                                          ANNUAL COMPENSATION                -------------
                              --------------------------------------------    SECURITIES
          NAME AND                                              OTHER         UNDERLYING      ALL OTHER
     PRINCIPAL POSITION       YEAR    SALARY     BONUS     COMPENSATION(1)    OPTIONS(#)     COMPENSATION
----------------------------  ----   --------   --------   ---------------   -------------   ------------
Jean-Paul Richard             1994   $400,000   $264,000            --               --        $ 83,405(3)
  President and Chief         1993     35,386    236,250(4)          --         300,000           5,613
  Executive Officer(2)        1992         --         --            --               --              --
William A. Martin             1994    165,334     51,709            --            8,000          15,623(5)
  Senior Vice President --    1993    155,807     15,800            --           15,000          14,759
  Chief Financial Officer     1992    126,627     40,000            --               --          12,227
R. William Pittman            1994    230,000         --            --           12,000          24,217(7)
  Senior Vice President --    1993     49,539     50,000(4)          --          75,000           5,039
  Operations(6)               1992         --         --            --               --              --
Anthony W. Hooper             1994    220,000    100,100        53,968           12,000          80,730(9)
  Senior Vice President --    1993     17,770         --            --           75,000           2,315
  Marketing(8)                1992         --         --            --               --              --
Raymond P. Toth               1994    110,000     40,040        16,353            8,000          53,286(11)
  Vice President -- Human     1993         --         --            --               --              --
  Resources(10)               1992         --         --            --               --              --

---------------
 (1) Excludes perquisites and other personal benefits unless the aggregate amount of such compensation exceeds the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer. Includes 1994 reimbursement for taxes for Messrs. Hooper and Toth in the respective amounts of $43,509 and $16,353.

 (2) Mr. Richard joined ITI in November 1993.

 (3) Represents $79,006 in relocation expense and $4,399 in term life insurance premiums.

 (4) Represents amounts in lieu of bonus from former employer.

 (5) Represents $12,465 in profit-sharing contributions under ITI's 401(k) Profit-Sharing Plan (the "Restated Plan"), $400 in 401(k) contributions under such plan and $2,758 in term life insurance premiums.

 (6) Mr. Pittman joined ITI in October 1993 and resigned in June 1995.

 (7) Represents $20,497 in relocation expense, $400 in 401(k) contributions under the Restated Plan and $3,320 in term life insurance premiums.

 (8) Mr. Hooper joined ITI in November 1993.

 (9) Represents $78,779 in relocation expense, $400 in 401(k) contributions under the Restated Plan and $1,551 in term life insurance premiums.

(10) Mr. Toth joined ITI in February 1994.

(11) Represents $51,778 in relocation expense and $1,508 in term life insurance premiums.

     Messrs. Richard, Pittman, Hooper and Toth joined ITI following the IGL Acquisition, as ITI recruited management in order to support the consolidation of its multinational and domestic operations.

     For information with respect to compensation to James D. Krugman, Chairman of the Board of ITI, see "-- Director Compensation" above and "-- Certain Agreements with Directors and Executive Officers" below.

     Option Grant Table. The following table sets forth certain information regarding options granted by ITI during the year ended December 31, 1994 to the individuals named in the above compensation table:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE OF ASSUMED
                                                                                           ANNUAL RATES OF
                                              INDIVIDUAL GRANTS
                          ----------------------------------------------------------            STOCK
                          NUMBER OF                                                      PRICE APPRECIATION
                          SECURITIES       % OF TOTAL                                    FOR OPTION TERM(1)
                          UNDERLYING     OPTIONS GRANTED     EXERCISE
                           OPTIONS        TO EMPLOYEES        PRICE       EXPIRATION     -------------------
          NAME            GRANTED(#)     IN FISCAL YEAR       ($/SH)         DATE          5%          10%
------------------------  ----------     ---------------     --------     ----------     -------     -------
Jean-Paul Richard.......        --               --               --              --          --          --
William A. Martin.......     8,000              4.3%          $13.31        04/01/99     $12,214     $43,297
R. William Pittman......    12,000              6.4            13.31        04/01/99      18,321      64,496
Anthony W. Hooper.......    12,000              6.4            13.31        04/01/99      18,321      64,496
Raymond P. Toth.........     8,000              4.3            13.31        04/01/99      12,214      43,297

---------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on arbitrarily assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options are granted to their expiration date.

     Aggregate Option Exercises and Year-End Option Table. The following table sets forth certain information regarding exercises of stock options, and stock options held as of December 31, 1994, by the individuals named in the above compensation table:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                              SHARES                               OPTIONS AT               IN-THE-MONEY OPTIONS
                            ACQUIRED ON                        FISCAL YEAR-END (#)             AT YEAR-END(1)
                             EXERCISE         VALUE        ---------------------------   ---------------------------
           NAME                 (#)          REALIZED      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  -----------   --------------   -----------   -------------   -----------   -------------
Jean-Paul Richard.........        --         $     --         50,000        250,000        $    --        $    --
William A. Martin.........     1,750           15,531         19,500         13,500             --             --
R. William Pittman........        --               --         53,000         34,000             --             --
Anthony W. Hooper.........        --               --         28,000         59,000             --             --
Raymond P. Toth...........        --               --          2,000          6,000             --             --

---------------
(1) Calculated on the basis of the fair market value of the underlying securities at the exercise date or at year-end, as the case may be, minus the exercise price.

STOCK PLANS

     Under ITI's 1983 Stock Option Plan (the "Prior Plan"), there were outstanding options for 37,653 shares of ITI Common Stock as of June 1, 1995. No further options may be granted under the Prior Plan.

     In June 1992, the stockholders of ITI approved ITI's 1992 Employee Stock Option Plan (the "Employee Plan"), under which options to purchase an aggregate of 500,000 shares of ITI Common Stock (as subsequently increased) were subject to grants to key employees who are not directors (including executive officers), and the Director Plan, under which options to purchase an aggregate of 500,000 shares of ITI Common Stock may be granted to directors of ITI (including executive officers), as previously adopted by the Board of Directors. In June 1994, the stockholders of ITI approved an increase in the number of authorized shares of ITI Common Stock available for issuance under the Employee Plan to 1,000,000 shares.

     The Employee Plan is administered by the Compensation Committee of the Board of Directors of ITI, and the Director Plan is administered by the Director Stock Option Committee of the Board of Directors of ITI. Each such committee, with respect to the plan that it administers, is empowered to determine the persons who are to receive options, the number of shares to be subject to each option and whether such options will be incentive stock options or non-qualified stock options. Pursuant to amendments to the Employee Plan adopted in April 1994, the Compensation Committee may authorize another committee of the Board of Directors of ITI constituted for such purpose to allocate options approved in the aggregate by the Compensation Committee among employees who are not officers. The exercise price of an option under either the Employee Plan or the Director Plan may not be less than the lesser of the fair market value of the ITI Common Stock on the date of grant of the option, or the tangible book value per share of ITI Common Stock as of the end of the fiscal quarter of ITI immediately preceding the grant, provided that no incentive stock option may be granted at an option price which is less than the market value per share of the ITI Common Stock on the date of grant.

     In December 1992, the stockholders of ITI approved the INA Acquisition Corp. Share Option Plan previously adopted by the Board of Directors and sole stockholder of INA Acquisition Corp. In connection with the consummation of the IGL Acquisition, options (the "Substitute IGL Options") covering an aggregate of 562,938 shares of ITI Common Stock (303,712 shares of which were covered by options outstanding at June 1, 1995), granted pursuant to such plan in substitution for options (the "IGL Options") outstanding prior to the IGL Acquisition to acquire Ordinary Shares of IGL, became exercisable. Each

Substitute IGL Option covers the number of shares of ITI Common Stock that would have been received in the IGL Acquisition had the underlying IGL Option been exercised for Ordinary Shares in accordance with the terms of such option immediately prior to the IGL Acquisition (subsequent to vesting thereof pursuant to the IGL Acquisition Agreement), at a price per share equal to: (x) the exercise price per share in effect on such date times the number of Ordinary Shares previously covered by such IGL Option, divided by (y) the number of shares of ITI Common Stock covered by such Substitute IGL Option. ITI caused the adoption of such plan solely in order to implement the provisions of the IGL Acquisition Agreement, and INA Acquisition Corp. will not grant any additional options under such plan.

     See "-- Certain Agreements with Directors and Executive Officers" below for a description of additional options granted to Mr. Richard in connection with his acceptance of employment with ITI, and "The Merger -- Basic Terms of Merger Agreement -- IMA Stock Options" above for a description of options granted by IMA that will be assumed by ITI at the Effective Time.

CERTAIN AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     ITI and James D. Krugman, Chairman of the Board of ITI are parties to an employment agreement which became effective on December 9, 1992 upon the closing of the IGL Acquisition. Such agreement provides that Mr. Krugman will serve as Chairman of the Board of ITI until the later of (i) the sixth anniversary of such closing or (ii) the date of the sixth annual meeting of stockholders of ITI following July 3, 1992 or until such other date as Mr. Krugman's employment terminates pursuant to such agreement, at an annual salary of $100,000. In the event of Mr. Krugman's death, the agreement terminates automatically. Mr. Krugman may cancel the agreement at any time upon 60 days' written notice delivered to ITI, and ITI may terminate the agreement upon the failure of Mr. Krugman to perform his duties thereunder owing to illness or other incapacity, if such failure continues for a period of more than six months, or if Mr. Krugman commits any act in bad faith and to the material detriment of ITI or is convicted of a felony.

     ITI's arrangements with Jean-Paul Richard, under which Mr. Richard became President and Chief Executive Officer of ITI in November 1993, in addition to base salary provide for bonus payments in an amount per annum up to 75% of base salary, conditioned on fulfilling performance criteria. As an inducement to his accepting employment with ITI, the Board of Directors authorized the grant to Mr. Richard of a five-year option covering 300,000 shares of ITI Common Stock, which ITI will register under the Securities Act, issuable upon exercise of such option at a per share price of $16.25 (equal to the closing price of the ITI Common Stock as quoted on The Nasdaq Stock Market on the date of grant). Such option vested and became exercisable through the option term with respect to 50,000 shares upon commencement of employment and will vest and become exercisable through the option term with respect to the remainder of such shares on the third anniversary thereof, except that in the event of: (i) the termination of Mr. Richard's employment without cause, the option will vest with respect to a share of the portion not then vested calculated pro-rated on the basis of the proportion that the period of service bears to three years, and
(ii) the election of a Board of Directors of ITI other than pursuant to the IGL Acquisition Agreement while Mr. Richard remains employed, the option will become fully-vested. Accordingly, in the event of consummation of the Merger, such option would become fully-vested.

     ITI also agreed to reimburse Mr. Richard for specified reasonable relocation costs, and to provide a $700 per month car allowance, reimbursement for country club membership fees and health insurance benefits. ITI's arrangements with Mr. Richard provide that in the event Mr. Richard's employment with ITI is terminated other than for cause, ITI will be obligated to pay severance to Mr. Richard in an amount equal to two years' base salary.

     In connection with the commencement of his employment as chief financial officer of ITI, ITI extended a severance arrangement to William A. Martin pursuant to which, in the event of termination of employment by ITI without cause, ITI will deliver six months' prior notice thereof plus payments equal in amount to six months' base salary.

     ITI's arrangements with R. William Pittman, under which Mr. Pittman became Senior Vice President -- Operations in October 1993, until Mr. Pittman's resignation in June 1995 in addition to base salary provided for bonus payments in an amount up to $100,000 per annum, based upon performance criteria. ITI's arrangements with Mr. Pittman provided for ITI to reimburse Mr. Pittman for reasonable relocation costs, and to provide a $750 per month car allowance, reimbursement for one country club membership and medical and life insurance benefits. Under ITI's severance arrangements with Mr. Pittman, ITI is obligated to pay to him amounts equal to twelve months' base salary in installments during the period ending June 1996, and to defend and indemnify Mr. Pittman in certain outstanding litigation.

     ITI's arrangements with Anthony W. Hooper, under which Mr. Hooper became Senior Vice President -- Marketing in November 1993, in addition to base salary provide for bonus payments in an amount up to $110,000 per annum based on performance criteria. ITI's arrangements with Mr. Hooper provided for ITI to reimburse Mr. Hooper for reasonable relocation costs, and to provide a $700 per month car allowance, reimbursement for one country club membership and medical and life insurance benefits. In connection with his relocation to Memphis, ITI extended an interest-free bridge loan in the amount of $230,000 to Mr. Hooper, which was repaid in August 1994. In the event Mr. Hooper's employment is terminated by ITI other than for cause, ITI would be obligated to pay to him amounts equal to twelve months' base salary.

     ITI's arrangements with Raymond P. Toth, under which Mr. Toth became Vice President -- Human Resources in February 1994, in addition to base salary provide for bonus payments in an amount up to 40% of base salary per annum, based upon performance criteria. ITI's arrangements with Mr. Toth also provided for ITI to reimburse Mr. Toth for reasonable relocation costs, and to provide medical and life insurance benefits. In connection with his relocation to Memphis, ITI extended an interest-free bridge loan in the amount of $110,000 to Mr. Toth, which was repaid in October 1994.

     ITI had consulting arrangements with Brian Chandler and Douglas K. Chick through December 1994, pursuant to which ITI remunerated each in the amount of $5,000 per month, in exchange for consultation in connection with development of the European market for the NuPipe Process. Each of Messrs. Chandler and Chick is a director of ITI and a member of the Ringwood Group. ITI's arrangements with Messrs. Chandler and Chick, respectively, were terminable at will by either ITI or the consultant, and provided for devotion by Messrs. Chandler and Chick, respectively, of such business time as would be required by ITI and reimbursement by ITI of out-of-pocket expenses incurred in connection with provision of such consulting services. Such arrangements were terminated by ITI in December 1994. See "Other Information Concerning Nominees for Director, Directors, Officers and Stockholders" for information concerning additional arrangements proposed with Messrs. Chandler and Chick arising from their development activities regarding pipeline rehabilitation and repair processes, and discussions regarding the application, if any, of certain commitments previously alleged by IGL (which was acquired by ITI in 1992) to have been made by Mr. Chandler in 1983 requiring him, through November 1993, to offer new technology to IGL free of cost.

     Effective upon consummation of the Merger, Mr. Kalishman would become Vice Chairman of the Board of ITI and would also be retained by ITI as a consultant, and Mr. Affholder would enter into an employment agreement with ITI under which he would initially become chief operating officer of ITI's North American contracting operations. See "The Merger -- Interest of Certain Persons in the Merger and Related Transactions -- Employment and Consulting Agreements" for a description of such arrangements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 1994, the members of ITI's Compensation Committee were James D. Krugman, Paul A. Biddelman, William Gorham and Steven Roth.

     In order to finance a portion of the purchase price for its acquisition of Insituform Midwest, in July 1993 ITI sold its 8.5% senior subordinated note in the principal amount of $5 million (the "Subordinated Hanseatic Note"), and related warrants exercisable with respect to 350,877 unregistered shares of ITI Common Stock, to Hanseatic Corporation ("Hanseatic"), which Hanseatic holds for discretionary customer accounts. Paul A. Biddelman, who will continue as a director of ITI after the Effective Time, is Treasurer of Hanseatic and, during the year ended December 31, 1993, Hanseatic received fees of $100,000 from ITI in connection with the arrangement. For a description of the terms of the Subordinated Hanseatic Note and such warrants, see "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" above. During the years ended December 31, 1994 and 1993, ITI paid to Hanseatic, for the benefit of its discretionary customer accounts, respectively, $425,000 and $75,556 in interest on the Subordinated Hanseatic Note.

     James D. Krugman, who will continue as Chairman of the Board of ITI after the Effective Time, and Howard Kailes, who will continue as Secretary of ITI after the Effective Time, are members of the law firm of Krugman, Chapnick & Grimshaw. During the years ended December 31, 1994, 1993 and 1992, Krugman, Chapnick & Grimshaw received fees for legal services rendered to ITI, respectively, of $755,000, $1,069,000 and $945,000, together with reimbursement of out-of-pocket expenses of $161,745, $254,579 and $144,790. It is expected that Krugman, Chapnick & Grimshaw will continue to render legal services to ITI in the future.

     Mr. Roth is a member of a partnership which holds certain registration rights extended by ITI. See "-- Other Information Concerning Nominees for Director, Directors, Officers and Stockholders" below.

PERFORMANCE GRAPH

     The following performance graph compares the total stockholder return on the ITI Common Stock to the S&P 500 Index and to a Composite Peer Group Index for the past five years. The companies in the peer group are Enviroq, Insituform East, Incorporated, IMA, Roto Rooter, Inc., and UTILX Corporation, which are weighted by market capitalization. The graph assumes that $100 was invested in the ITI Common Stock and each such Index on December 31, 1989 and that all dividends were reinvested.

                   COMPARISON OF FIVE-YEAR CUMULATIVE RETURN

                                  INSITUFORM                       COMPOSITE
      MEASUREMENT PERIOD         TECHNOLOGIES     S&P 500 IN-     PEER GROUP
    (FISCAL YEAR COVERED)            INC.             DEX            INDEX
1989                                    100.00          100.00          100.00
1990                                     44.60           93.40           72.80
1991                                    244.60          118.00          108.00
1992                                    313.80          123.30          150.00
1993                                    150.80          132.00          121.60
1994                                    143.10          130.00           88.60

     Notwithstanding anything set forth in any of ITI's previous filings under the Securities Act or the Exchange Act which might incorporate future filings, including this Joint Proxy Statement/Prospectus, in whole or in part, the preceding performance graph and the report that follows shall not be deemed incorporated by reference into any such filings.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee is composed of the Chairman of the Board of ITI and three additional directors who are not executive officers of ITI. The Compensation Committee of the Board of Directors of ITI makes recommendations to the Board of Directors of ITI regarding the compensation arrangements for executive officers of ITI, including ITI's Chief Executive Officer, and administers ITI's stock-based employee compensation plans. Since ITI's Employee Plan, under which stock-based compensation is granted to employees, does not permit participation of employees who are directors of ITI, in future years stock option grants to ITI's Chief Executive Officer, who was appointed to the board during the most recently-ended year, will be determined by ITI's Director Stock Option Committee.

     The Compensation Committee's objectives in formulating ITI's executive compensation program are: (i) to offer levels of compensation which are competitive with those offered by other companies in similar businesses; (ii) to compensate executives based on each executive's level of responsibility and contribution to ITI's business goals; (iii) to link compensation with ITI's financial performance; and (iv) to align the interests of ITI's executives with the interests of ITI's stockholders.

     During the fiscal year ended December 31, 1994, the achievement of the foregoing objectives was directed to support ITI's consolidation, following the consummation of the IGL Acquisition in December 1992, of multinational and domestic operations, involved in both technology development and contract management. During the year ended December 31, 1994, ITI completed its new management team with the addition of Raymond Toth, as Vice President-Human Resources, following the hiring in the year ended December 31, 1993 of Jean-Paul Richard, as new President and Chief Executive Officer, R. William Pittman, as Senior Vice President -- Operations and Anthony W. Hooper, as Senior Vice President -- Marketing.

     The compensation program for ITI's executives, including its Chief Executive Officer, consists of: (i) base salary; (ii) bonuses; and (iii) stock options. Since the majority of ITI's executive management has been engaged during the two most recent fiscal years, compensation has in large part resulted from arrangements negotiated in connection with the initial engagement of such managers, respectively.

     (i) Base Salary. The Compensation Committee determines executive base salaries by level of responsibility, individual performances and ITI performance, as well as by the need to provide a competitive package that allows ITI to retain key executives. At the commencement of each year, the Chief Executive Officer in consultation with key executives, establishes individual performance objectives for the ensuing year. After reviewing individual and ITI performance for the year and available information on salaries at other companies of similar size (with particular focus on other construction-based operations) and other Insituform installers, the Chief Executive Officer makes recommendations to the Compensation Committee concerning the base salaries of other executive officers. The Compensation Committee reviews and, with any changes it deems appropriate, approves these recommendations for submission to the Board of Directors. Using the same review process, the Compensation Committee makes decisions pertaining to the Chief Executive Officer. During the year ended December 31, 1994, Mr. Richard was remunerated as Chief Executive Officer pursuant to arrangements reached in connection with the commencement of his employment in November 1993, as endorsed by the Board of Directors. Such arrangements provided for an initial base salary of $400,000 per annum.

     (ii) Cash Bonuses. Under historical guidelines designed to motivate and reward key management personnel through the award of cash bonuses, key employees who report to the Chief Executive Officer are eligible for bonuses of up to approximately 50% of base salary. Direct reports to the senior executive staff are eligible for bonuses of up to approximately 35% of base salary. Such guidelines provide for an award of cash bonuses based on the achievement of corporate goals recommended by senior executive management and approved by the Board of Directors (which in the most recently completed year were weighted to account for 70% of overall quantitative criteria), individual objectives established for executive management by the Compensation Committee in discussions with the chief executive officer (which in the most recently completed year were weighted to account for 30% of overall quantitative criteria), and an evaluation of executive management by the Compensation Committee. During the most recently completed year, the Board of Directors in recognition of the efforts of executive management, endorsed evaluation of the achievement of initially established corporate goals without reference to the effects on consolidated operations of the losses in ITI's discontinued operations. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" above. In connection with its hiring commitments, ITI also extended bonus arrangements to executives retained during and prior to its most recent fiscal year, entitling such executives to bonuses ranging up to 75% of base salary in the case of Mr. Richard.

     (iii) Stock Options. The primary purpose of ITI's stock option program is to align the interests of ITI's executive officers more closely with the interests of ITI's stockholders by offering the executives an opportunity to benefit from increases in the market price of the ITI Common Stock. ITI's stock option program provides long-term incentives that have enabled ITI to attract and retain key employees by encouraging their ownership of ITI Common Stock. In connection with attracting new executive management, the Compensation Committee has typically authorized the grant of options effective upon commencement of employment.

     ITI's current executive officers, collectively, hold options under the Prior Plan (which, except for options then outstanding, terminated after ITI's 1992 Annual Meeting of Stockholders) and the Employee Plan, both of which are administered by the Compensation Committee. In addition, Mr. Richard, in connection with his acceptance of employment in 1993 was granted additional options covering 300,000 shares of ITI Common Stock. During the year ended December 31, 1994, the Compensation Committee, pursuant to amendments to the continuing Employee Plan, authorized Mr. Richard, acting as a committee of the board, to grant options to employees who were not officers, within limits defined by the Committee, while retaining authority to effectuate option grants to eligible officers. In defining the limits of option grants and in selecting individual officers for options under the Employee Plan, and determining the terms thereof, the Compensation Committee may take into consideration any factors it deems relevant, including present and potential contributions to the success of ITI.

     During the year ended December 31, 1994, the Compensation Committee authorized option grants to officers (not including the Chief Executive Officer, who was not granted additional options during such year) covering 40,000 shares of ITI Common Stock, representing options with respect to approximately 21% of the ITI Common Stock covered by options granted that year. In future years, stock option grants to Mr. Richard, who was appointed to the ITI Board during the most recently-ended year, will be evaluated by the Director Stock Option Committee pursuant to its authority under ITI's Director Plan.

                                     * * *

     The Compensation Committee believes that the compensation program for executives of ITI is competitive with the compensation programs provided by other companies with which ITI competes for executive talent and by other companies of similar size in similar industries. The Compensation Committee believes that amounts paid under ITI's cash bonus program are appropriately related to ITI and individual performance. The Compensation Committee also believes that its stock option program provides opportunities to executives that are consistent with the returns that are generated on behalf of ITI's stockholders.

     Section 162(m) ("Section 162") of the Code generally limits federal income tax deductions for compensation paid after 1993 to the chief executive officer and the four other most highly compensated officers of ITI to $1 million per year, but contains an exception for performance-based compensation that satisfies certain conditions. In the absence of final regulations under Section 162, the Committee has not adopted an absolute policy regarding Section 162 and is currently studying the implications of Section 162(m) on its compensation programs. In making compensation decisions, the Committee will consider the net cost of compensation to ITI and whether it is practicable and consistent with other compensation objectives to qualify ITI's incentive compensation under the applicable exemption of Section 162. The Committee anticipates that deductibility of compensation payments will be one among a number of factors used by the Committee in ascertaining appropriate levels or modes of compensation, and that the Committee will make its compensation decision based upon an overall determination of what it believes to be in the best interests of ITI and its stockholders.

                                          Compensation Committee

                                          James D. Krugman
                                          Paul A. Biddelman
                                          William Gorham
                                          Steven Roth

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Based solely upon a review of copies of reports received by it pursuant to
Section 16(a) of the Exchange Act, and the written representations of its incumbent directors and officers, and holders of more than 10% of any registered class of ITI's equity securities, ITI believes that during 1994 all filing requirements applicable to its directors, officers and ten percent holders under said section were satisfied, except that Interstate Properties, a New Jersey general partnership ("Interstate"), and each of its three general partners, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, filed a report on Form 4 subsequent to the due date thereof, disclosing one transaction consisting of the open market purchase by Interstate of 4,000 shares of ITI Common Stock.

OTHER INFORMATION CONCERNING NOMINEES FOR DIRECTOR, DIRECTORS, OFFICERS AND STOCKHOLDERS

     Prior to the consummation of the IGL Acquisition, during the year ended December 31, 1992 ITI incurred royalty expense of $4.9 million to Insituform Licensees, B.V., an indirect wholly-owned subsidiary of IGL, under the licensing arrangements pursuant to which ITI commercially exploited the Insituform Process. Such amounts are eliminated from the consolidated results of operations of ITI for such period as a result of accounting for the IGL Acquisition as a pooling-of-interests. Prior to the consummation of the IGL Acquisition, the members of the Ringwood Group beneficially owned approximately 16.9% of the outstanding Ordinary Shares of IGL (with Parkwood Limited, as trustee of the Anthony Basmadjian "P" Settlement ("Parkwood"), beneficially owning 12.9% of the Ordinary Shares, Mr. Chandler, 4%, and Mr. Chick, 12.9%).

     In connection with the IGL Acquisition, and so as to enable the IGL Acquisition to qualify as a pooling-of-interests under generally accepted accounting principles, ITI, Parkwood, Ringwood, and Messrs. Chandler and Chick entered into an agreement dated July 3, 1992 pursuant to which a prior pledge agreement extended by Messrs. Chandler and Chick and Parkwood, covering Ordinary Shares of IGL and securing a promissory note in the principal amount of $3.5 million due August 30, 1992 (the "Prior Note"), accruing interest at a rate per annum of 10.5%, from Mr. Chandler and Parkwood to ITI were, together with Mr. Chick's guaranty of such note, cancelled, and in exchange Messrs. Chick and Chandler and Ringwood executed and delivered to ITI a substitute stock pledge agreement (the "New Pledge Agreement"), and Ringwood executed and delivered to ITI a secured non-recourse promissory note in the principal amount of $3,623,842.40 (the "Non-Recourse Note"), which included outstanding principal and accrued interest on the Prior Note. Parkwood and Messrs. Chandler and Chick, together with Ringwood and Barford Limited, as trustee of the Anthony Basmadjian Settlement ("Barford"), are members of the Ringwood Group, and Messrs. Chandler and Chick will continue as directors of ITI after the Effective Time. The Non-Recourse Note bears interest at a rate per annum equal to 2 1/2% above the prime rate from time to time in effect at Citibank, N.A. and was originally due July 3, 1995. See "The Merger -- Interests of Certain Persons in the
Merger -- Ringwood Loan" for a description of the extension of such maturity date by one year. Pursuant to the New Pledge Agreement, and as security for the Non-Recourse Note, Ringwood and Messrs. Chick and Chandler pledged to ITI 255,801 shares of class B common stock, $.01 par value, of ITI beneficially owned by them (which, in connection with the IGL Acquisition and in accordance with their terms, were converted into shares of ITI Common Stock on a share-for-share basis). During the years ended December 31, 1994 and 1993, Ringwood paid to ITI, respectively, $352,892 and $462,040 in interest on the Non-Recourse Note.

     ITI has been engaged in discussions with Messrs. Chandler and Chick and their affiliates with respect to a proposed license by ITI of certain pipe rehabilitation technologies from or other arrangement with such parties, which have involved an amount equal to $.7 million, which would be payable at closing, an additional $.5 million upon commercialization of certain systems, an additional $.5 million upon commercialization of alternate systems and thereafter royalties payable over a term so that the aggregate of such royalties would not exceed $5 million for the two technologies. Such discussions have also included the extension to ITI of a right-of-first offer on additional technologies. No definitive arrangements have been formulated with respect to any such proposals, and there can be no assurance that ITI would have access to any technology developed by Messrs. Chandler and Chick and their affiliates on favorable terms or at all, or would be in a position to prevent the conduct of potentially competing activities utilizing such developments.

     ITI and Messrs. Chandler and Chick and their affiliates have addressed the application, if any, of certain commitments alleged by IGL (which was acquired by ITI in 1992) to have been made by Mr. Chandler in 1983 requiring him, through November 1993, to offer free of cost to IGL any new ideas, inventions and technology for which Mr. Chandler was responsible. Mr. Chandler had previously, in an amended Statement on Schedule 13D filed in 1989 by the Ringwood Group with respect to its shareholdings in IGL, taken the position that such commitments are not enforceable. ITI has acknowledged Mr. Chandler's position, but has not formally agreed or disagreed with it. ITI will submit any definitive arrangements regarding a transaction with Messrs. Chandler and Chick and their affiliates for review and approval by a majority of the disinterested members of ITI's Board of Directors. Such review will include consideration of any legal issues concerning such technologies and the applicability and enforceability of the 1983 commitments made by Mr. Chandler.

     As principal stockholders of IGL, the members of the Ringwood Group and Interstate (each, a "Current Registration Rights Stockholder"), in connection with the IGL Acquisition, received certain registration rights covering the shares of ITI Common Stock issued in exchange for their Ordinary Shares, and all other shares of ITI Common Stock held by them. Such agreement terminates in May 1999. Under such agreement, a Current Registration Rights Stockholder may demand registration under the Securities Act on one occasion (unless ITI is entitled to use a registration statement on Form S-3, in which case each Current Registration Rights Stockholder is entitled to three demand registrations) of no less than 500,000 shares of ITI Common Stock. In addition, the Current Registration Rights Stockholders are entitled to incidental registration rights, during the term of such agreement, with respect to the shares of ITI Common Stock beneficially owned by them.

     See "-- Compensation Committee Interlocks and Insider Participation" above for information concerning legal services rendered to ITI by a firm in which James D. Krugman, who will continue as Chairman of the Board of ITI after the Effective Time, and Howard Kailes, who will continue as Secretary of ITI after the Effective Time, are members, and concerning a company in which Paul A. Biddelman, who will continue as a director of ITI after the Effective Time, is Treasurer, which holds ITI's 8.5% senior subordinated note in the principal amount of $5 million.

                                BUSINESS OF ITI

GENERAL

     ITI is engaged in the provision, throughout the world, of trenchless pipeline rehabilitation systems and technologies. ITI utilizes state-of-the-art processes to repair sewers, tunnels and pipelines, usually without excavation and with minimal disruption of traffic and commercial activity. ITI's primary technology is the Insituform Process, a "cured-in-place," non-disruptive pipeline rehabilitation process that, during ITI's most recent fiscal year, contributed to approximately 79% of ITI's revenues. The Insituform Process is based on a custom manufactured polyester-fiber tubing, known as the Insitutube, which forms a seamless, jointless and leakproof "pipe within a pipe." ITI believes the repaired pipe, the Insitupipe, is stronger and has equal or greater flow capacity than the original pipe.

     The Insituform Process has been used successfully for approximately 23 years in the repair of sewers, tunnels and pipelines throughout the world. ITI believes that the Insituform Process offers many advantages over traditional "dig and replace" methods of pipeline replacement. Such advantages include installation without excavation, design and application versatility, extension of the pipeline's useful life and speed of installation. ITI believes that, under normal conditions, sewer pipe repaired with the Insituform Process will generally have a useful life in excess of 50 years.

     In addition to the Insituform Process, ITI offers certain other products in trenchless applications. ITI's NuPipe Process, which utilizes a "fold and formed" technology, is used primarily to repair smaller or less damaged pipe and in situations where polyvinylchloride pipe is preferred. ITI has also acquired a variety of pipeline and ancillary technologies that employ a diameter-reduction technique tailored to meet the pressure pipe rehabilitation needs of the oil and gas transmission market.

     ITI's products are marketed to governmental and industrial customers primarily in North America and Western Europe, and have also been introduced in South America, Eastern Europe, the Middle East, Australia and the Pacific Rim. In the industrial market, ITI focuses its marketing efforts on companies in the pulp and paper, chemical, petrochemical, food and drug, and nuclear and utility industries.

     As a result of the IGL Acquisition, ITI also conducts multi-service, open-cut sewer and water pipeline construction and rehabilitation operations in Canada. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" above for information concerning the proposed disposition of such operations.

     Historically, ITI's primary business has been to license other companies to market and provide Insituform installation services using ITI's proprietary technology in return for royalties and product sales revenue from materials manufactured by ITI. As a result of its acquisitions, ITI has further integrated its business to perform the entire process of manufacture and installation using its trenchless processes. ITI intends to continue pursuing this integration strategy in its principal markets. In other areas, ITI will continue to emphasize marketing its products through license or joint venture arrangements. ITI provides design assistance, marketing, research and technical support to all its licensees in an effort to stimulate demand for its products and to ensure a high standard of quality control throughout the process.

     ITI was incorporated in Delaware in 1980 under the name Insituform of North America, Inc., in order to act as the exclusive licensee of the Insituform Process in most of the United States of IGL, the owner of the worldwide rights to the Insituform Process. Contemporaneously with the consummation of the IGL Acquisition, the name of ITI was changed to Insituform Technologies, Inc.

     The IGL Acquisition has been accounted for as a pooling-of-interests and, accordingly, ITI's consolidated financial statements included elsewhere herein for the period prior to the acquisition, and (unless the context otherwise requires) all other financial information of ITI included herein for such period, include the combined historical results of ITI and IGL. ITI's acquisition in 1991 of the controlling interest in Insituform Southwest, its acquisitions in December 1992 of the minority interest in IGL Canada , at that time a majority-owned subsidiary of IGL, and of H.T. Schneider, Inc., the parent of Insituform New England, its acquisitions in July 1993 of Naylor Industries, Inc., the parent of Gulf South, and Insituform Midwest, its acquisition in

October 1994 of Gelco and various affiliated entities and its February 1995 acquisition of two-thirds of the interest in Insituform France have been accounted for under the purchase method of accounting, so that the results of the acquired companies are included in ITI's historical results of operations from the consummation of such transactions, respectively.

     As used herein, the term "ITI" refers to ITI and, unless the context otherwise requires, its direct and indirect subsidiaries. For certain information concerning each of ITI's industry segments, and domestic and foreign operations, see Note 19 of the Notes to ITI's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

TRENCHLESS REHABILITATION PROCESSES

     The Insituform Process. The Insituform Process for the rehabilitation of sewers, pipelines and other conduits utilizes a tubing made of a polyester-fiber felt, the Insitutube, which is constructed with a strong, smooth, watertight polyurethane coating on the outside. The Insitutube is custom manufactured to the diameter, length and other characteristics of the pipe, sewer or conduit to be repaired.

     A pipe to be repaired is first cleaned by removing tree roots and other debris and a remote-controlled video camera is inserted into the pipe to inspect it and in order to make a recording of the location of the lateral connections for use in subsequent re-opening of the connections. If necessary, the section of pipe to be rehabilitated is bypassed from the balance of the pipeline system. Services to users in the affected section are usually not disconnected but usage may be curtailed to prevent excess back-up in the lateral connections.

     In the case of a typical pipe to be repaired by the Insituform Process, access is gained through an existing manhole. Prior to the installation, the Insitutube is saturated throughout its length with a thermosetting liquid resin. In most cases, the Insitutube is installed using pressure from a column of water maintained inside an inversion tube, and the Insitutube is turned inside out and advanced through the pipe to be repaired with the resin-saturated surface held against the surface of the existing pipe. The smooth-coated side of the Insitutube forms the new interior surface of the pipe. After the Insitutube is fully extended through the pipe to be repaired, the water inside the Insitutube is heated to a prescribed temperature in order to cause the thermosetting liquid resin to harden, or cure. Essentially, the Insituform Process creates a "pipe within a pipe," the Insitupipe. Each end of the Insitupipe is cut off at the manhole walls and the flow is re-established.

     During the installation of the Insitutube, smaller lateral lines feeding into the existing pipe are temporarily blocked. Lateral lines are side connecting pipes, typically between four and six inches in diameter, which discharge flow from homes and businesses into the main pipe undergoing repair. To complete the installation, the Insitupipe must be cut, or routed out, at the lateral junctions to re-establish the flow from these laterals. A remote-controlled cutter, the Insitucutter, and a video camera are inserted into the pipe and used to open the lateral lines into the pipe. ITI's lateral rehabilitation service includes the cleaning, inspection, evaluation and rehabilitation of laterals, utilizing the Insituform Process.

     The NuPipe Process. The NuPipe Process entails the manufacture for ITI of a flattened and folded replacement pipe from a thermoplastic material which is stored on a reel in a reduced shape. The pipe is heated at the installation site in order to make it flexible enough to be inserted into an existing expanded conduit, pulled into place and then sequentially expanded to match the existing conduit by internal heat and pressure creating a tight fit against the conduit being repaired. In this position, the now expanded conduit is subjected to internal pressure, and cooled to create a new pipe for permanent installation, with lateral connections then cut from within.

     The NuPipe Process requires little or no excavation for installation and produces a pipe approximating the physical properties of a manufactured thermoplastic pipe of the same thickness and diameter. In addition, the NuPipe Process does not materially reduce the diameter of the existing pipe, eliminates most of the annular space between the new rounded pipe and the original pipe, and eliminates the need for grouting the main pipe. Because the pipe is tight-fitting and jointless, flow capacity in most cases is at least equal to that of the existing pipe, or is improved. The NuPipe Process involves manufacture of pipe in continuous lengths of standard pipe diameters, rather than custom manufacture for specific applications, as is the case with the Insituform Process, making it suited for small-diameter pipes.

     PRI Technologies. The pipe lining and ancillary technologies acquired in November 1991 and further developed by ITI (the "PRI Technologies") are intended, under the UltraPipe name, to rehabilitate pipe used in the oil and gas industry using a diameter reduction technology in a variety of applications. Diameter reduction involves temporarily reducing the diameter of a polyethylene pipe by inserting it in certain down-sizing equipment. In its down-sized condition, the polyethylene pipe is inserted into the pipe to be rehabilitated and is then allowed to revert back to its original size resulting in a tight fit through the length of the lined pipe.

     A specific application introduced in the first quarter of 1993 allows the use of the diameter reduction process to line collection and transmission pipelines, known as in-field pipe, by fusing lengths of polyethylene pipe to form a pipe of a length equal to the section being lined, up to 3,000 feet at one time. After installation, the ends of the polyethylene pipe are then finished by formation of a flange. ITI believes that its in-field lining system provides corrosion and erosion protection to the lined pipe and allows the pressure rating of the lined system to remain equal to that of the unlined system as a result of reversion of the compressed polyethylene to its original condition after the lining is completed. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" above for information concerning ITI's determination to divest other operations utilizing certain of the PRI Technologies for offsite application in lining downhole tubulars.

MANUFACTURING AND PRODUCT SALES

     ITI's manufacturing and product sales operations accounted for approximately 19% of ITI's consolidated revenues in 1994 (approximately 16% during the six months ended June 30, 1995). Although ITI's Insituform license agreements typically contain no requirement that licensees purchase equipment or materials from ITI, ITI sells Insitutubes and related products utilized in the Insituform Process pursuant to supply contracts with all of its domestic Insituform licensees. Based on past experience and the nature of the work generated in the individual licensed areas, ITI believes that gross revenues from the sale of Insitutubes to its licensees will exceed gross revenues derived from license royalties.

     Under the current term of ITI's domestic supply arrangements, the licensee purchases from ITI a specified percentage (60% or 90%) of its Insitutube requirements, unless excused in certain circumstances, subject to minimum annual purchases by the buyer and maximum required sales by ITI. Prices under such contracts are fixed, subject to limited annual increases by ITI. Such contracts are renewable on an annual basis.

     In Europe, Insituform Linings Plc ("Linings"), a joint venture between ITI and five licensees, manufactures and sells Insitutube linings. ITI owns 51% of the equity of Linings, but does not control a majority of its board. In 1992, ITI inaugurated its Insitutube manufacturing facility in Matsubuse, Japan.

     The Insitutube is manufactured by ITI in varying lengths, diameters and thicknesses to accommodate the requirements of each specific installation. The average lead time necessary to produce the custom manufactured Insitutube varies from one to two weeks depending principally on the length, thickness and diameter required. ITI maintains an inventory of the plain and coated materials used in the manufacture of Insitutubes and a small inventory of the most common diameters and thicknesses of Insitutubes.

     While raw materials used in ITI's Insituform products are typically available from multiple sources, ITI's historical practice has been to purchase the Insitutube materials from a limited number of suppliers. ITI maintains its own felt manufacturing facility contiguous to its Insitutube manufacturing facility in Batesville, Mississippi. ITI does not presently intend to manufacture, blend or distribute resins, which are readily available from a number of major corporations and, as described under "-- Investments" below, has terminated its joint venture arrangements with respect to resins. ITI believes that the sources of supply in connection with its Insituform operations are adequate for its needs and that it is not substantially dependent upon any one supplier.

     ITI has discontinued its previously reported discussions with Nordifa S.A., of Liege-Sclessin, Belgium, for the marketing by ITI of Nordifa's Tubetex(R) pipeline renovation products in North America.

     In connection with the introduction of the NuPipe Process, each domestic licensee has entered into supply agreements pursuant to which the licensee is required to purchase from ITI all of its requirements for the thermoplastic pipe utilized in the application of the NuPipe Process. Prices under each supply agreement are subject to limited increases by ITI. Each supply agreement is automatically renewed for successive periods of two years each, unless the licensee exercises a non-renewal option, which is available if ITI's quality and prices are not competitive with commercially practicable alternative sources. ITI has not received notice of exercise of any such non-renewal option.

     ITI's supply agreement with an unaffiliated party, under which ITI was entitled to purchase pipe to satisfy its licensees' NuPipe requirements, expired in June 1995, and ITI has been engaged in discussions with such supplier with respect to the extension of the arrangement through the end of 1999, subject to automatic renewal unless one party terminates upon at least twelve months' prior notice and to minimum purchases by ITI. ITI believes that alternative sources of supply for its pipe requirements in connection with the NuPipe Process are available. If ITI were unable to obtain its NuPipe requirements under its existing third party arrangements, as extended, ITI might be adversely affected until arrangements with alternative sources are formulated.

     During 1994, ITI's wholly-owned subsidiary, Pipe Rehab International, Inc. ("PRI"), in connection with its acquisition of certain territories initially reserved by the seller of the PRI Technologies, assumed the seller's obligations under an equipment manufacturing agreement with a licensee for territories comprising much of the Middle East, and has an agreement-in-principle for a similar arrangement to a new licensee for territories in Africa south of the equator. See "-- Licensing" below. In December 1993, ITI determined to discontinue the operations of a division of PRI which engaged in the off-site rehabilitation of downhole tubulars from its plant in Dallas, Texas. ITI subsequently determined to abandon its efforts to find a purchaser for such division and to shut down the Dallas facility. See Note 8 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein.

DIRECT INSTALLATION AND OTHER CONSTRUCTION OPERATIONS

     ITI's direct installation operations utilizing the Insituform Process and its other construction operations accounted for approximately 74% of ITI's consolidated revenues in 1994 (approximately 77% during the six months ended June 30, 1995). Such operations are principally conducted through the following subsidiaries:

            COMPANY*                     HEADQUARTERS                   TERRITORY
--------------------------------    ----------------------    ------------------------------
Insituform Southwest                Santa Fe Springs,         Arizona, New Mexico,
                                      California                southern California,
                                                                southern Nevada, two
                                                                counties in Texas
Insituform of New England,          Charlton,                 Maine, New Hampshire,
  Inc.                                Massachusetts             Vermont, Massachusetts,
                                                                Connecticut, Rhode Island
NuPipe New England, Inc.            Charlton,                 Maine, New Hampshire,
                                      Massachusetts             Vermont, Massachusetts,
                                                                Connecticut, Rhode Island
Insituform Gulf South, Inc.         Houston, Texas            Texas Gulf coast area,
                                                                Louisiana and central
                                                                and south Mississippi
Insituform Midwest,                 Lemont, Illinois          Indiana and portions of
  Inc.                                                          Illinois, Iowa and
                                                                Wisconsin

            COMPANY*                     HEADQUARTERS                   TERRITORY
--------------------------------    ----------------------    ------------------------------
Gelco Services, Inc.                Salem, Oregon             Northern California,
                                                                northern Nevada,
                                                                Oregon, Washington,
                                                                Idaho, Alaska, Hawaii,
                                                                Guam and portions of
                                                                Montana
Gelco NuPipe, Inc.                  Salem, Oregon             Northern California,
                                                                northern Nevada,
                                                                Oregon, Washington,
                                                                Idaho, Alaska, Hawaii,
                                                                Guam and portions of
                                                                Montana
IGL Canada Limited                  West Edmonton,            Canada**
                                      Alberta
Mar-Tech Insituform Ltd.            Surrey, British           British Columbia
                                      Columbia
Insituform Permaline                Ossett, England           United Kingdom
  Limited
NuPipe Limited                      Ossett, England           United Kingdom
Insituform France S.A.              LaCourneuve, France       France
Insituform Overseas                 Northampton,              spot repair services
  Limited                             England

---------------
 * All such subsidiaries are wholly-owned, directly or indirectly, by ITI, except for Insituform France S.A., two-thirds of which is so owned.

** IGL Canada Limited has granted a sub-license under its rights to the Insituform and NuPipe Processes in British Columbia to Mar-Tech Insituform Ltd., which was acquired as part of the acquisition of Gelco Services, Inc.

     Gelco Services, Inc., Gelco NuPipe, Inc. and Mar-Tech Insituform Ltd., together with certain related assets, were acquired by ITI in October 1994, for an aggregate purchase price of $18 million, one-half of which was paid at closing and the remainder in guaranteed secured promissory notes issued contemporaneously with notes to affiliates of the sellers aggregating approximately $2.85 million (as adjusted), in evidence of payables and current indebtedness and working capital. See Note 1 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein. In February 1995, ITI acquired two-thirds of the stock of Insituform France from Entrepose Montalev S.A., a subsidiary of Lyonnaise des Eaux S.A. and ITI's prior French licensee of the Insituform Process ("Entrepose"), for the sum of approximately $1.5 million. The remaining one-third of the stock in Insituform France will continue to be held by Entrepose and be entitled to certain co-sale rights.

     In 1994, ITI commenced spot contracting services through its newly-formed subsidiary, Insituform Overseas Limited. ITI intends to provide such services in unlicensed territories through the use of sub-contracted crews provided by its subsidiaries as well as unaffiliated licensees.

     Insituform and NuPipe installation operations are organized into field installation and construction crews. Each field unit is typically composed of crews responsible for cleaning and preparation, installation, and video/cutter operations, respectively, and is typically equipped with a high-pressure water cleaning truck, a boiler truck, a refrigeration truck, a television van with cutting apparatus, other support trucks and vans, and pumping and safety equipment.

     In addition to its Insituform and NuPipe business, Gulf South evaluates the overall condition of a sewerage collection system by inspection of the individual components of the system, creating an automated database system that, among other things, inventories the customer's entire sewerage system by individual pipe segments and results in recommendations for rehabilitation. During the year ended December 31, 1994, Gulf South's revenues from such activities aggregated $2.1 million.

     In the first quarter of 1993, ITI introduced its technology for lining in-field pipe utilizing the PRI Technologies, the rights of ITI to which exclude agricultural irrigation applications worldwide, all of which were licensed, royalty-free, to the seller upon acquisition of the PRI Technologies. During 1994, ITI acquired certain territories initially reserved under such license by the seller for non-agricultural applications. Under ITI's acquisition arrangements, in addition to amounts paid at closing and installments due through 1995, the seller is entitled, subject to an initial grace period, to contingent payments calculated on the basis of the length of pipe lined and other criteria. In view of the start-up nature of operations utilizing the PRI Technologies, management of ITI will consider alternatives to continued maintenance of PRI's facilities in Everman, Texas, including, in the event of consummation of the Merger, consolidation with IMA's larger corrosion and abrasion protection activities.

     During the year ended December 31, 1994 and six months ended June 30, 1995, approximately 71.7% and 50.0%, respectively, of the revenues of IGL Canada (9.5% and 3.9%, respectively, of ITI's consolidated revenues) were derived from non-trenchless construction contracting, primarily new open-cut water and sewer work, as a prime contractor or as a subcontractor to others for private developers and municipalities. IGL Canada also conducts tunnelling operations utilizing horizontal boring, pipe jacking, pipe extraction and microtunnelling techniques, which entail digging work shafts, and then tunnels, and installing pipe in the newly-dug tunnel, in connection with the construction of new sewer and water systems and water and oil and gas pipelines. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" above for information concerning the proposed disposition of the open-cut sewer and water pipeline construction and rehabilitation operations of IGL Canada.

     The direct installation business of ITI (including the non-trenchless business of IGL Canada) is project-oriented, and contracts may be obtained through competitive bidding, often requiring performance at a fixed price. The profitability of these operations to ITI depends upon the ability to estimate costs accurately, and such estimates may prove to be inaccurate as a result of unforeseen conditions or events. A substantial proportion of the work on any given project may be subcontracted out to third parties by ITI.

     Proper trenchless installation requires certain expertise that is acquired on the job and through training, and, if an installation is improperly performed, ITI may be required to repair the defect, which may involve excavation. ITI, accordingly, has incurred significant costs in establishing new field installation crews, in training new operations personnel and in equipping its direct installation staff. ITI generally invoices installation revenues on a percentage-of-completion basis. Typically, collection from governmental agencies is made within 60 to 90 days of billing.

     ITI is required to carry insurance and bonding in connection with certain direct installation projects, and, accordingly, maintains comprehensive insurance policies, including workers' compensation, general and automobile liability, and property coverage. ITI believes that it presently maintains adequate insurance coverage for all direct installation activities. See
"ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations" for information concerning contingencies related to insurance maintained in connection with operations of Naylor that were divested before the acquisition of Naylor by ITI. ITI has also arranged bonding capacity for bid, performance and payment bonds. Typically, the cost of a performance bond is approximately 1% of the contract value. ITI is required to indemnify surety companies for any payments the sureties are required to make under the bonds.

LICENSING OPERATIONS

     ITI grants licenses for the Insituform Process, covering exclusive and non-exclusive territories, to licensees who provide sewer and pipeline repair and rehabilitation services to governmental, industrial and commercial users throughout their respective licensed territories. The licenses generally grant to the licensee the right to utilize the know-how and practice the invention of the patent rights (where they exist) relating to the Insituform Process, to use ITI's copyrights and to use the trademark "Insituform." During 1994 and the first half of 1995, ITI entered into new Insituform license agreements covering, on an exclusive basis, New

Zealand, South Korea and, on a non-exclusive basis Poland and (supplementing its other eleven non-exclusive licenses in such territory), Japan. At present, the Insituform Process is commercialized under license by an aggregate of 33 unaffiliated licensees and sublicensees. From time to time, in those territories which do not justify the granting of a license, ITI also appoints agents which promote the Insituform Process and secure contracts to be performed by ITI or its licensees. During the year ended December 31, 1994, license fees and royalty income from ITI's Insituform licensees represented $10.0 million, or 6.7% of consolidated revenues.

     Effective in December 1990, NuPipe, Inc., a wholly-owned subsidiary of ITI, entered into licenses granting the exclusive right to commercialize the NuPipe Process in assigned territories covering the United States, Puerto Rico and the United States Virgin Islands. NuPipe International, Inc., a wholly-owned subsidiary of NuPipe, Inc., has entered into a number of licensing arrangements outside of the United States, and has identified, and is engaged in discussions with, additional prospective licensees. During the year ended December 31, 1994, ITI recognized royalty income and license fees from its NuPipe licensees in the amount of approximately $254,000, or .2% of consolidated revenues.

     As a result of ITI's acquisition during 1994 of certain territories initially reserved by the seller of the PRI Technologies, ITI assumed the seller's obligations under the grant of an exclusive license of the PRI Technologies for much of the Middle East, in exchange for royalty payments based upon gross profits. ITI also has an agreement-in-principle for an exclusive license covering in-field lining and factory-lined pipe utilizing the PRI Technologies in Africa south of the equator, which remains subject to formulation of definitive terms. The license would be for an initial term of five years expiring in 2000, renewable for an additional five-year term at the licensee's option, and provide for continuing royalties based upon net selling price of the products and services under license and a license fee of $300,000 (one-half of which would be payable at inception, and the remainder of which would be paid in installments through 1998).

     Insituform License Agreements. Each licensee has entered into an agreement with ITI setting forth the rights and obligations of the parties with respect to the exploitation of the Insituform Process. Each of ITI's domestic Insituform licensees pays a minimum annual royalty, which varies according to the population of the licensed territory, against a royalty of 8% of the gross contract price (9% in the case of contracts in Puerto Rico and the United States Virgin Islands) of all sales and contracts utilizing the Insituform Process, including any preparatory and finishing work performed and subject to specified allowances. Domestic licensees are also obligated to pay a royalty surcharge of 8% to 12% of their sales and contracts utilizing the Insituform Process outside of their licensed territories. The amount of such surcharges are then paid by ITI to the domestic licensee in whose territory the installation was performed.

     In the event any domestic Insituform licensee has, for any year, produced to ITI an acceptable plan for marketing and sales penetration, minimum royalties otherwise established for such year will not apply, subject to achievement of performance objectives established with respect to utilization of ITI's trenchless rehabilitation processes. In addition, ITI is obligated to pay to Insituform East, Incorporated ("Insituform East"), a domestic licensee, one-half of one percent of the gross contract value of certain contracts using the Insituform Process entered into by licensees introduced to ITI by Insituform East's predecessor-in-interest, SAW Associates, and also one-half of one percent of the reported turnover of Insituform East.

     Insituform licensees outside of the United States are obligated to pay royalties, calculated by reference to the gross contract price of all contracts utilizing the Insituform Process, ranging from 5% to 8%. Foreign licenses may also provide for minimum annual royalties as well as initial license fees and trademark fees.

     ITI requires its licensees to be well-trained and fully qualified in the installation and service of the Insituform Process. ITI typically establishes certain financial, professional and operating requirements which must be met by each licensee. In addition to possessing adequate capital and competent technical personnel each licensee must demonstrate an ability to market the Insituform Process aggressively to potential users within its territory.

     Any improvements or modifications a licensee may make in the Insituform Process during the term of the license agreement becomes the property of ITI or are licensed to ITI. ITI is generally required to disseminate all information with regard to the Insituform Process developed by it or any licensee to all licensees, without any additional royalty.

     Should a licensee fail to meet its royalty obligations or other material obligations, ITI may terminate the license. Many licensees (including all domestic licensees), upon prior notice to ITI, may also terminate the license for any reason. ITI may vary the agreement used with new licensees according to prevailing conditions.

     IMA, ITI's largest domestic licensee, has reported its acquisition of an exclusive license for substantially all of North America to use a "cured-in-place" rehabilitation technology potentially competitive in some applications with the Insituform Process, known as the PALTEM systems. ITI has communicated to IMA its concerns regarding the ability of IMA to operate in compliance with its Insituform licenses in view thereof, and has notified IMA of its obligations not to use, nor induce any other Insituform licensee to use, "Insituform" as a trademark in connection with the exploitation of PALTEM, nor to associate "Insituform" with the PALTEM systems; not to interfere with ITI's relations with its other licensees by inducing them to divert their efforts from promotion of the Insituform Process; not to utilize or disclose any information proprietary to ITI in the commercialization of PALTEM; and not to violate its obligations regarding utilization of all reasonable endeavors to create a demand within its licensed territory for Insituform products.

     In January 1995, ITI received a request from Enviroq, another domestic licensee, for ITI to grant its consent under various Insituform and NuPipe license agreements with Enviroq's subsidiaries, in connection with the transactions contemplated by the Enviroq Agreement pursuant to which IMA, on April 18, 1995, acquired the pipeline rehabilitation business of Enviroq. The Insituform and NuPipe license agreements (see "-- NuPipe Process License Agreements" below), respectively, contain certain provisions which require the consent of the licensor in order to avoid termination in the event of change in control of the licensee and/or assignment of the licenses. ITI has declined to grant its consent, as requested by Enviroq and, as described under "-- Legal Proceedings" below, has initiated the Declaratory Action in Tennessee Chancery Court (subsequently removed by defendants to federal district court) seeking a declaratory judgment confirming such action.

     See "-- Investments" below for a description of arbitration proceedings initiated by Insituform East against Enviroq seeking a declaration that an event of default has occurred under the partnership agreement of Midsouth Partners, another domestic licensee in which subsidiaries of Enviroq, Insituform East and ITI are partners, as a result of the execution by Enviroq of the Enviroq Agreement. ITI has agreed with IMA that, unless the Merger Agreement is terminated, neither party will take any further action in the Declaratory Action, or to assert any rights in dispute as a result of the Enviroq Acquisition without consent of ITI, except for certain procedural steps to preserve the respective rights of the parties.

     NuPipe Process License Agreements. In consideration for its NuPipe license, each domestic NuPipe licensee has paid an initial license fee of $60,000, and has agreed thereafter to pay a royalty of 6.75% of the gross contract price (including sales) of all contracts to the extent covering installations performed utilizing the NuPipe Process. "Gross contract price" is defined to include preparatory and finishing work and does not exclude certain allowances as does the comparable calculations utilized by ITI for domestic Insituform royalties. If the licensee commercializes the NuPipe Process outside of its assigned territory, it will be obligated to pay to ITI, for repayment in turn to the licensee assigned such territory, 10.125% of the gross contract price of such installations. In connection with its introduction in 1995 of a second fold and formed product, ITI has offered domestic licensees the right to elect to modify royalty calculations so as to be based upon linear feet of pipe delivered, but has not completed such arrangements with its unaffiliated licensees.

     Each domestic NuPipe licensee has committed to use its best efforts to create a demand for the NuPipe Process within the territory covered by its license, and to use its best efforts to fill such demand. In furtherance of its commitments under the license, each domestic licensee has agreed that, in order to maintain the license it will, during each year of the term of the license, complete contracts covering the repair, rehabilitation or reconstruction in its territory, by utilizing ITI's trenchless rehabilitation processes, of the minimum quantities of length of pipeline as established under the license.

     Each domestic licensee has, pursuant to its license, entered into a supply agreement with ITI relating to its requirements of the thermoplastic pipe utilized in the application of the NuPipe Process, as described under "-- Manufacturing and Product Sales" above. Domestic NuPipe licensees are subject to terms similar to those in ITI's Insituform licenses with respect to maintenance of quality standards, rights in improvements to the process and termination of the license.

     ITI has entered into licensing arrangements covering Sweden and Switzerland, agreed in principle to licenses in certain Pacific Rim territories, and also, through affiliates, introduced the NuPipe Process in the United Kingdom and Canada. In consideration for its NuPipe license, each unaffiliated foreign NuPipe licensee has paid an initial license fee, and each foreign licensee remains obligated to pay a royalty of 8% of its net invoices in connection with the operation of the NuPipe Process in its exclusive territory, subject to minimum royalty payments, throughout the life of the 20-year agreements. Under the agreements, the licensees have committed to use their best efforts to promote the operation of the NuPipe Process in their respective territories, but may, upon six months' prior notice, terminate the license. The licensor may also terminate the license in the event the licensee fails to make payments when due, or fails to meet its other material obligations. Foreign licensees have granted to the licensor a non-exclusive, royalty-free license, without limit of time, covering all improvements to the NuPipe Process that the licensees may develop or acquire.

     NuPipe Acquisition Arrangements. Under the terms of the agreement pursuant to which ITI acquired the NuPipe Process, ITI was obligated to make ongoing payments to the former stockholders of the predecessor of NuPipe, Inc. until the later to occur of 15 years after the closing of the transaction or the expiration of all patents or copyrights granted with respect to the NuPipe Process. Payments amounted to 35% of the royalty income collected by ITI in connection with the NuPipe Process from unaffiliated and affiliated licensees. Until such arrangements were modified in October 1994, one-half of such payments were made in cash and one-half in shares of the Series C Cumulative Non-Voting Preferred Stock, $.10 par value ("Series C Preferred Stock"), of ITI; in October 1994, all such shares were repurchased (for an amount aggregating approximately $228,000), and the parties agreed that payments would thereafter be made solely in cash. In March 1995, ITI exercised an option, granted in October 1994, to acquire all rights to such contingent payments in exchange for ITI's notes aggregating $1 million, payable over three years, and accruing interest at 5.4% per annum (reflecting the rate of return on the Series C Preferred Stock).

INVESTMENTS

     ITI makes investments in its licensees, and enters into joint ventures, from time to time so as to encourage additional royalties and sales of its products and further enable ITI to influence and participate in the exploitation of its trenchless rehabilitation processes. During the six months ended June 30, 1995 and years ended December 31, 1994, 1993 and 1992, ITI's earnings from such investments, other than ITI's pro rata portion of the earnings of Insituform Brochier Rohrsanierungstechnik GmbH ("Insituform Brochier"), were not material to ITI's results of operations. See Note 7 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein. ITI has divested minority positions in licensees as appropriate opportunities arose, in order to focus on supporting licensee operations through more active marketing, research and development and technical support efforts.

     As a result of the IGL Acquisition, ITI, through its subsidiary, Insituform Technologies Limited ("ITL"), holds one-third of the equity interest in Insituform Brochier, ITI's licensee of the Insituform Process in Germany. Pursuant to Insituform Brochier's joint venture agreement, ITL granted an exclusive Insituform license to Insituform Brochier covering central and southern Germany (the remaining territory of which is covered by licenses assigned by another joint venturer or subsequently extended by IGL). Under the joint venture arrangements, the managing director of Insituform Brochier is appointed by the unanimous agreement of the parties, and the joint venture partners have rights-of-first-refusal in the event any party determines to divest its interest. During the six months ended June 30, 1995, ITI recorded earnings of $.1 million based on its investment in Insituform Brochier; during the year ended December 31, 1994, ITI did not record earnings from such investment; and during the two prior years recorded earnings of $390,000 and $675,000, respectively, from such investment.

     ITI holds additional investments in licensees as follows:

     LICENSEE            PROCESSES              TERRITORY                   INTEREST
-------------------    --------------    ------------------------    -----------------------
Midsouth Partners      Insituform        Tennessee, portions of      15% general partnership
                       NuPipe            Kentucky and Mississippi    interest(1)
N.V. K-Insituform      Insituform        Belgium,                    50% joint venture
  S.A.                                   Luxembourg                  interest(2)
Ka-Te Insituform       Insituform        Switzerland,                50% joint venture
  A.G.                                   Liechtenstein and           interest(3)
                                         Voralberg, Austria

------------------------
(1) The remaining interest is divided equally between Insituform East and Enviroq.

(2) The remaining interest is held by N.V. Kumpen.

(3) The remaining interest is held by Ka-Te Holding A.G.

     The management and conduct of the business of Midsouth Partners is vested in a management committee comprised of one representative of ITI, three representatives of Insituform East and three representatives of Enviroq (one of which is also the chairman of the management committee). Partnership interests in Midsouth Partners may not be transferred by the subsidiaries of ITI, Insituform East and Enviroq holding such interests, nor may there be a change in control of any partner, without the approval of all partners. In December 1994, Insituform East notified Enviroq of its claim that, as a result of Enviroq's execution of the Enviroq Agreement with IMA, an event of default had occurred under the Midsouth Partners partnership agreement. Subsequently, Insituform East commenced arbitration proceedings seeking a declaration to such effect and unspecified remedies available under the partnership agreement. The partnership agreement grants non-defaulting partners the right to require compliance with the agreement, enjoin any breach or seek dissolution of the partnership, among other alternatives. ITI is not a party to such arbitration proceedings, which have been stayed to October 2, 1995. Instituform East also has purported to exercise its alleged rights as a non-defaulting partner to name a majority of the members of the management committee, an action to which both ITI and Enviroq have objected.

     The interests in ITI's Belgian joint venture, formed in April 1993, and its Swiss joint venture, formed in September 1993, are subject to its partners' right-of-first-refusal. ITI's joint venture in Belgium is managed by four directors, two named by ITI, who are responsible for technical and financial matters, and two named by N.V. Kumpen, who are responsible for marketing, sales and general management. ITI's Swiss joint venture is managed by three directors, with unanimity required of the directors, or of the shareholders, to take certain actions. Of the directors of the Swiss joint venture, one is named by Ka-Te Holding A.G., who is responsible for marketing, sales and general management, one is named by ITI, who is responsible for technical and financial matters, and a third is named by ITI with the approval of its partner, which may not unreasonably be withheld.

     Until March 1995, ITI was also a party to a joint venture, called Enhansco, which develops, blends and sells resins used in connection with the Insituform Process. At such date, ITI's joint venture partner purchased ITI's one-half interest in the joint venture for the sum of $400,000, one-half of which was paid within 30 days of closing and the remainder of which is due on December 31, 1997. ITI has agreed that it will not compete with the continuing resin business of the joint venture for a period of three years after such buy-out.

MARKETING

     ITI's licensees have provided sewer and pipeline repair and rehabilitation services utilizing ITI's trenchless pipeline rehabilitation processes to industrial, commercial and municipal users throughout the territories assigned. ITI's licensees (including affiliated licensees) are responsible for selling and marketing ITI's trenchless rehabilitation process in their respective territories and each has a staff for this purpose. In addition, ITI markets its processes by providing numerous marketing support services to its licensees and by other means including participation in exhibitions, trade shows, a national advertising program, press releases in specialized publications, product literature, informational and sales aids and by making presentations to prospective clients and interested parties in the municipal, governmental and industrial fields.

     The bulk of the trenchless repair and rehabilitation services of the licensees has historically been performed for municipalities, and ITI expects this to remain the largest part of the licensees' business for the foreseeable future. ITI believes that other markets and, in particular, the industrial market, offer significant opportunities for the Insituform Process. ITI believes that the ability of the Insituform Process to restore effluent and sewer lines with little or no excavation is important to industrial customers. Furthermore, the Insituform Process allows the selection of resin systems which are suitable for a wide range of industrial applications. ITI believes that power generation, hydrocarbon processing, chemical processing and pulp and paper are the industries which offer the most potential for use of the Insituform Process. As part of its increased effort in the industrial market ITI has hired two national account executives who are former senior executives of the targeted industrial fields, who provide specialized support and guidance to licensees who are serving the hydrocarbon processing, chemical processing and pulp and paper industries.

     ITI's open-cut sewer and water operations in Canada have been conducted primarily with private developers and commercial customers, and approximately 61.3% of IGL Canada's revenues in the most recent fiscal year were derived from such customers with the remainder from municipalities. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" above for information concerning the proposed disposition of such operations.

     ITI expects to continue licensing the Insituform Process, the NuPipe Process and the PRI Technologies pursuant to existing arrangements and in those additional areas of the world in which ITI's management believes it would not be profitable for ITI to exploit such processes directly. ITI intends to continue to investigate the formation of subsidiaries and other affiliates, including joint ventures, which will directly provide installation services utilizing ITI's processes.

     No customer accounted for more than 10% of ITI's consolidated revenues during the years ended December 31, 1994, 1993 and 1992, respectively, except that, in 1994, the City of Houston, Texas accounted for 11.6% of ITI's consolidated revenues.

BACKLOG

     Orders for Insitutubes are generally shipped within one to two weeks after receipt, and, accordingly, no substantial backlog of orders for this product normally exists. At June 30, 1995 and 1994, respectively, ITI recorded contract backlog from construction operations as follows:

                                                                        JUNE 30,
                                                                   -------------------
                                                                   1995          1994
                                                                   -----         -----
                                                                      (IN MILLIONS)
        Total...................................................   $45.4         $48.3
          Insituform Southwest..................................     4.7           1.2
          Insituform of New England, Inc.(1)....................     5.1          17.3
          Insituform Gulf South, Inc............................    16.4          15.3
          Insituform Midwest, Inc...............................     2.4           5.8
          Gelco Services, Inc.(2)...............................     5.6            (3)
          IGL Canada Ltd. ......................................     7.1           7.6
          Insituform Permaline Ltd.(4)..........................     2.1           1.1
          Pipe Rehab International, Inc.........................      .1            --
          Insituform Overseas Limited...........................     1.9            --

---------------
(1) Includes NuPipe of New England, Inc.
(2) Includes Mar-Tech Insituform Ltd. and Gelco NuPipe, Inc.
(3) Gelco Services, Inc. was acquired by ITI in October 1994.
(4) Includes NuPipe Limited.

ITI anticipates that substantially all contract backlog recorded at June 30, 1995 will be completed in 1995, except for certain work in connection with the projects undertaken by Gulf South (approximately $4.3 million), which may extend into 1996.

SEASONALITY

     Seasonal variations in ITI's results of operations may arise from the budgetary and appropriations process of the governmental customers of ITI and its licensees and the contraction of pipeline rehabilitation activity in certain northern regions during severe weather conditions. Severe cold weather affects ITI's operations in Canada in the months of December, January, February and March where, over the past three years, the volume of work performed in the first calendar quarter by IGL Canada has averaged 5.9% of the total year's work. The volume of work reported on a consolidated basis by ITI's licensees (including affiliated licensees) in the first calendar quarter of the year has averaged, for the past five years, approximately 21.3% of the work they reported over the full year.

COMPETITION

     The pipeline reconstruction, rehabilitation and repair business is highly competitive, and ITI competes against many companies, some of which have far greater financial resources and experience than ITI. Accordingly, there can be no assurance as to the success of the Insituform Process in competition with such companies and alternative technologies for pipeline rehabilitation.

     ITI currently faces its principal competition from more traditional pipeline rehabilitation approaches, including: (i) total replacement, which is the excavation and replacement of an entire section of pipe; (ii) point repair, which is the replacement of cracked or structurally failed sections of pipes by actual excavation and replacement; (iii) sliplining, which is the placement of a smaller pipe within an existing deteriorated pipe; and (iv) grouting, which is the placement of gelatinous material, hydraulic cement, or other acceptable material in defective pipe joints to repair leaks and prevent infiltration. In addition, the Insituform Process more recently has encountered competition from cured-in-place processes, including one of Japanese origin (PALTEM), as to which IMA has acquired an exclusive license in substantially all of North America (see "-- Licensing Operations" above), two of German origin (KM-Liner and InLiner) and, outside of the United States, from additional cured-in-place processes currently in regional use in Europe, such as FormaPipe, InPipe, Copeflex, Phoenix, Rees and Kanal Muller. ITI also faces competition from folded thermoplastic processes using polyethylene pipe (U-Liner, Compact Pipe) and polyvinylchloride pipe (AM-Liner, Ex-Pipe). ITI believes that the Insituform Process generally offers a cost advantage over full replacement, the practical advantage of avoiding excavation, a higher quality rehabilitation than sliplining (which may significantly reduce the diameter of the pipe) and a longer-term rehabilitation than grouting, and competes favorably with all alternative processes now known.

     ITI's Canadian subsidiary conducts its non-trenchless open-cut sewer and water operations utilizing total replacement, point repair and sliplining methods, as well as engaging in new excavation and, accordingly, competes with traditional construction companies. See "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" above for information concerning the proposed disposition of such operations.

     ITI's in-place polyethylene lining systems for the oil and gas field transmission market compete against a number of alternative methods, some of which are provided by companies with a substantial market presence. For example, competing methods of in-place pressure pipe rehabilitation which offer a polyethylene liner are marketed by IMA (Tite Liner), British Gas (Swagelining) and Miller Pipeline Corporation.

PATENTS

     The Insituform Process was developed in the United Kingdom in 1971. ITI's commercialization of the Insituform Process has been protected by patents which cover certain aspects of the Insituform Process including the Insitutube construction, the resin saturation process and the process of reconstructing the pipeline. Pursuant to provisions recently adopted under the General Agreement on Tariffs and Trade, patents in force on June 8, 1995 are entitled to a patent term of the longer of 17 years from issuance or 20 years from the earliest filing date of the patent. ITI currently holds 54 patents in the United States relating to the Insituform Process, the last to expire of which will remain in effect until 2013, and has obtained patent protection in its principal overseas markets covering aspects of the Insituform Process.

     One of the significant patents relating to the Insituform Process, covering the curing of a resin-impregnated tube, has expired in many countries, in particular the United States, Canada, Japan, the United Kingdom and Germany. Another important method patent relating to the Insituform Process, which covers material aspects of the inversion process has also expired in the United States, Canada, Japan, the United Kingdom and Germany. The following patents of ITI relate to the Insituform Process, collectively constituting an integrated product and service:

                        EXPIRY                   EXPIRY                   EXPIRY                    EXPIRY
PATENT      U.S.         DATE       CANADA        DATE        JAPAN        DATE         U.K.         DATE
-------    -------     --------     -------     --------     -------     --------     --------     --------
  (a)      4366012     02/05/01       --           --          --           --           --           --
  (b)      4434115     02/11/02       --           --          --           --        2096265      02/18/01
  (c)      4446181     05/01/01     1134290     10/26/99     1202781     04/25/99     2031107      09/02/99
  (d)      4581247     12/27/04     1254852     05/30/06       --           --           --           --
  (e)      4776370     10/11/05       --           --          --           --           --           --
  (f)      5044405     08/21/09       --           --          --           --           --           --
  (g)      5108533     10/10/09       --           --          --           --           --           --
  (h)      5154936     10/05/10        *           *            *           *            *            *
  (i)      5167901     10/05/10        *           *            *           *            *            *
  (j)      5285741     03/06/11        *           *            *           *            *            *

---------------
(a)  Method of serial vacuum impregnation of a resin into an Insitutube.

(b)  Method for remote lining of side connections.

(c)  Manufacture of tubular laminates.

(d) Method for lining pipes incorporating the curing of a resin-impregnated liner using a light source.

(e)  Apparatus for securing cable to a tubular pipe liner.

(f) Method of installing a lateral lining from the main line by use of a carrier tube.

(g) Method of installing a lateral lining from the lateral clean-out to the main.

(h)  Apparatus for everting an Insitutube.

(i)   Method of everting an Insitutube.

(j)   Method of producing a flexible tubular.

* application pending.

In addition, in Germany, applications for patents (h), (i) and (j) are pending, and an application for patent (d) has been abandoned. In the United Kingdom, in respect of certain classes of patents, any person has the right to compel the patent holder to license such person during the last four years of the patent's life, on such terms as are agreed with the patent holder (including the level and/or amount of royalty) failing which such terms are judicially determined.

     The specifications and/or rights granted in relation to each patent will vary from jurisdiction to jurisdiction. In addition, as a result of differences in the nature of the work performed and in the climate of the countries in which the work is carried out, not every licensee uses each patent, and ITI does not necessarily seek patent protection for all of its inventions in every jurisdiction in which it does business.

     Although ITI believes these patents are important to the business of ITI, there can be no assurance that the validity of the patents will not be successfully challenged or that they are sufficient to afford protection against another company utilizing a process similar to the Insituform Process. ITI's business could be adversely affected by increased competition in the event that one or more of the patents were adjudicated to be invalid or inadequate in scope to protect ITI's operations or upon expiration of the patents. ITI believes, however, that while ITI has relied on the strength and validity of its patents, ITI's long experience with the Insituform Process, its continued commitment to support and develop the Insituform Process, the strength of its trademarks, and its degree of market penetration, should enable ITI to continue to compete effectively in the pipeline rehabilitation market.

     In September 1989, the United States Patent and Trademark Office issued ITI's initial patent covering the NuPipe Process, which was followed by six additional patent grants. Patents covering the NuPipe Process or the materials used in connection with the NuPipe Process have also been issued in 15 other countries. ITI intends aggressively to pursue the remaining U.S. and foreign patent applications related to the NuPipe Process, but there can be no assurance that any of the remaining patents will issue as a result of such applications, or that any patent granted will be sufficient to afford protection against another company utilizing a process similar to the NuPipe Process.

     The PRI Technologies acquired by ITI in November 1991, and complementary rights acquired in December 1992, included certain United States patents and patent applications. ITI is also pursuing patent applications in a number of foreign jurisdictions covering the PRI Technologies. Although ITI will rely upon a combination of patents and trade secrets to protect the PRI Technologies, ITI believes that the success of its processes addressing the oil and gas field transmission market will depend primarily upon its proprietary know-how and its marketing and sales skills.

RESEARCH AND DEVELOPMENT

     ITI, by utilizing its own laboratories and test facilities and outside consulting organizations and academic institutions, continues to develop improvements to the Insituform and NuPipe Processes, including the materials used and the methods of manufacturing and installing pipe. During the years ended December 31, 1994, 1993 and 1992, ITI spent $1.5 million, $2.7 million and $4.3 million, respectively, on all research and development activities, and, for the six-month periods ended June 30, 1995 and 1994, respectively (excluding strategic marketing costs), spent $.9 million and $.3 million on such activities.

EMPLOYEES

     As of June 1, 1995, ITI employed 882 individuals, including five officers, 149 technical specialists and managers, 121 manufacturing staff, 400 direct installation staff, 137 administrative personnel and 70 marketing personnel. During peak seasons, IGL Canada typically employs 80 to 100 additional employees in direct installation operations. Each of Insituform Southwest and Insituform Midwest is a party to a collective bargaining agreement covering an aggregate of 79 employees engaged in direct installation activities. None of ITI's other employees is represented by a labor union, although Insituform Permaline belongs to a trade association that prescribes minimum terms of employment for members. ITI generally considers its relations with its employees to be good.

GOVERNMENT REGULATION

     ITI and its licensees are required to comply with all national, state and local statutes, regulations and ordinances, including those disclosure and filing requirements relating to the grant of licenses. In addition, ITI's licensees (including ITI's direct installation operations) may have to comply with building code specifications, permit requirements, and extensive bonding and insurance requirements with regard to installation activities as well as with fire regulations relating to the storage, handling and transporting of flammable materials. ITI's manufacturing facilities, as well as its direct installation operations and those of its licensees, are subject to state and national environmental protection regulations, none of which presently has any material effect on ITI's capital expenditures, earnings or competitive position in connection with ITI's present business. However, while ITI's direct installation operations have established monitoring programs relating to the use of solvents in the installation process, further restrictions could be imposed on the use of solvents or the thermosetting resins used in the Insituform Process. ITI believes that it is in material compliance with environmental laws and regulations applicable to it.

     The use of both thermoplastics and thermosetting resin materials in contact with drinking water is strictly regulated in most countries. In the United States, a consortium led by NSF International ("NSF"), under arrangements with the United States Environmental Protection Agency (the "EPA"), establishes criteria for materials that come into contact with drinking water. The NSF standards establish minimum requirements for the control of potential human health effects from substances added indirectly to water via contact with treatment, storage, transmission and distribution system components, by defining the maximum permissible concentration of materials which may be leached from such components into drinking water, and methods for testing them. The NSF assumes no liability for use of any products, and the NSF's arrangements with the EPA do not constitute the EPA's endorsement of the NSF, the NSF's policies or its standards. ITI does not currently have an NSF certified product, but has submitted an improved product for NSF certification.

PROPERTIES

     In May 1993, ITI relocated its executive offices to a new site in Memphis, at 1770 Kirby Parkway. ITI's seven-year lease of such premises with an unaffiliated party covers 17,885 square feet of office space, at an annual rental of $254,868, plus taxes and operating expenses in excess of a base amount.

     ITI's manufacturing facilities in Memphis, Tennessee are sub-leased from an unaffiliated entity for an initial term of 40 years expiring on December 31, 2020. The annual rental cost to ITI during the initial term of the lease is currently $28,956, plus real estate taxes, and increases by varying percentages every five years to $44,952, plus real estate taxes, in 2016 and thereafter. The premises consist of 56,000 square feet of manufacturing space, with an adjoining 6,000 square foot administrative office complex, the cost of a portion of which, together with certain machinery and equipment, was financed from the sale of a $1.5 million industrial development bond and secured by a mortgage on the premises and equipment. See Note 11 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein. An additional 2,700 square feet of space added to the facility is used for research and development.

     ITI maintains 87,000 square feet of space on 20 acres of land in Batesville, Mississippi, 27,000 square feet of which is utilized as an Insitutube fabrication facility, 27,000 square feet as a contiguous felt manufacturing facility, 27,000 square feet as warehousing space, and 6,000 square feet as office space. The costs relating to the acquisition, construction and equipping of the Batesville facilities, in the aggregate amount of $5.5 million, were financed from the proceeds of the sale of an industrial development bond and secured by the issuer's title to the property, which is leased to ITI for a term that expires concurrently with maturity of the bond in January 2004. See Note 11 of the Notes to ITI's Consolidated Financial Statements included elsewhere herein.

     In January 1995 ITI sold to Linings (a 51%-owned subsidiary), for a sale price of L750,000, the land and building previously leased to Linings and comprising its Insitutube manufacturing facility located on 1.3 acres and comprising 25,100 square feet of space in Wellingborough, England. ITI leases additional Insitutube manufacturing space in Matsubuse, Japan, and a facility in Everman, Texas which has been used for equipment manufacturing and other activities relating to the PRI Technologies.

     In support of its direct installation operations, ITI owns facilities in Ossett, England (36,250 square feet), Waterville, Maine (7,200 square feet), Lemont, Illinois (24,378 square feet), and West Edmonton, Canada (16,008 square feet). The Ossett and Edmonton properties are subject to mortgages granted to, respectively, National Westminster Bank Plc and Alberta Treasury Branches. ITI manages installation operations from leased sites in the United States in Houston, Indianapolis, Santa Fe Springs, Sacramento and Charlton, Massachusetts, Kent, Washington, Kailua, Hawaii, Hammond, Louisiana and Salem, Oregon; and in Canada in Edmonton, Alberta, Surrey, British Columbia, Pickering, Ontario and Vaudreuil, Quebec. ITI's contracting subsidiaries maintain additional sales and administrative offices in the event required by operations.

     ITI remains party to a lease with an unaffiliated entity entered into in 1990 by IGL and expiring in April 2015 for a two-story office building comprising 12,226 square feet located in Langley, Berkshire, England. The initial rent under the lease is L245,960 per annum, subject to adjustment every five years based upon the open market rent applicable at that time.

     The foregoing facilities are regarded by management of ITI as adequate for the current and anticipated future requirements of ITI's business. In order to rationalize ITI's operations acquired in the IGL Acquisition, ITI intends to seek to negotiate terminations of its lease in Langley and of leases on certain additional properties in the United Kingdom. In addition, in view of the start-up nature of operations that have utilized PRI's Everman, Texas facility, ITI will consider alternatives to the continued maintenance thereof, including, in the event of consummation of the Merger, consolidation with IMA's larger corrosion and abrasion protection activities. See "ITI -- Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources" above for information concerning the proposed disposition of IGL Canada's non-trenchless operations, which may include certain Canadian facilities.

LEGAL PROCEEDINGS

     A stockholder of ITI has filed an action in the United States District Court for the Western District of Tennessee against ITI and one former and one current officer alleging various misstatements and omissions, relating to, among other things, acquisition and restructuring costs arising from the IGL Acquisition in December 1992, in public disclosures by ITI during the period from October 28, 1992 to May 12, 1993 in violation of, among other things, Rule 10b-5 under the Exchange Act (Neil Weinberg, on behalf of himself and all others similarly situated, Plaintiffs v. Insituform Technologies, Inc., William C. Willis, Jr., and William A. Martin, Defendants (United States District Court for the Western District of Tennessee, Western Division)). On September 30, 1994, the court ruled on ITI's motion to dismiss the first amended complaint, granting in part and denying in part ITI's motion. The court further granted plaintiffs leave to amend their complaint insofar as defective from a pleading perspective. ITI has filed an answer to the complaint as so amended, denying its material allegations. On April 7, 1995, the court issued its order certifying the action as a class action on behalf of all purchasers of ITI Common Stock during the relevant time period. The court has entered a scheduling order which establishes a trial date in November 1995.

     Notwithstanding ITI's belief that it has defenses to the plaintiff's claim that are well grounded in fact and law, on May 23, 1995 ITI entered into a memorandum of understanding to settle such litigation and, on September 11, 1995, executed a stipulation of settlement in evidence thereof. Under the settlement, which remains subject to court approval and other customary conditions, ITI would make a cash payment to class members in the amount of $3.2 million (which ITI has deposited into escrow) and issue to class members 30,000 shares of ITI Common Stock.

     In October 1992, Naylor sold (the "NISI Sale") all of the common stock of Naylor Industrial Services, Inc. ("NISI"), which was engaged primarily in the provision of industrial cleaning services to refineries and chemical and petrochemical manufacturing plants. The NISI Sale followed the sale in September 1992 of substantially all of the inventory, equipment and patents related to NISI's specialized project services division. As part of the NISI Sale, Naylor agreed to indemnify the purchaser, with certain exceptions and subject to certain specified limitations, against certain claims that may arise out of the breach by Naylor of its representations, warranties and covenants to the purchaser or from actions or omissions of Naylor prior to the NISI Sale, and further to indemnify the purchaser for certain pending or threatened litigation claims that were known to Naylor as of the date of purchase. Among other matters, NISI has been one of approximately 181 defendants in approximately 3,029 plaintiff cases, collectively known as the Lone Star Steel litigation pending in Morris County, Texas, in which plaintiffs allege unspecified damages against defendants, who supplied services or products to Lone Star Steel over a period in excess of 40 years, arising from the alleged exposure of Lone Star's workers to toxic and hazardous circumstances (Sam Fowler, et al. v. Union Carbide, Naylor Industrial Services, Inc., et al., Case No. 15477, District Court, Morris County, Texas 76th Judicial District (July, 1987)). ITI has been advised that NISI utilized non-toxic detergents performing its cleaning services during an eight-year period ending in 1987. Although it has not been possible to assess likely jury verdicts at such an early stage in the proceedings or any allocation of the amount of any such verdict, Naylor's position has been that there is no substantial medical evidence connecting NISI to plaintiffs' alleged injuries. In August 1995, the court entered an order that dismissed the lawsuit against Naylor without prejudice of plaintiffs to refile such claims, in connection with plantiffs' failure to connect NISI to such injuries.

     Naylor is among approximately 210 other parties served with a third-party complaint by McDermott, Inc. ("McDermott") in an action filed by more than 1,200 named plaintiffs (on behalf of a potential class of over 8,000 plaintiffs) against 84 defendants including McDermott (In re: Combustion, Inc. Hazardous Substance Litigation (United States District Court for the Middle District of Louisiana transferred to the Western District of Louisiana)). Plaintiffs seek damages for personal injury, property diminution, mental anguish and other injuries allegedly resulting from alleged exposure to an escape of hazardous substances from an oil reclamation facility located near Dernham Springs, Louisiana and operated from 1964 through 1982 by Earl G. Dubose/Dubose Oil Company and later Arthur Gammons/Combustion, Inc. McDermott's third-party complaint seeks, among other things, clean-up costs under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and tort contribution and indemnity. The cases, initiated in the Twenty-First District Court in the Parish of Livingston, Louisiana, were subsequently removed to the

United States District Court for the Middle District of Louisiana and transferred to the Western District of Louisiana, with the initial phases of the trial scheduled for late 1996. By court order, all defendants and third party defendants were deemed to have cross-claimed and counter-claimed against the others for contribution under CERCLA and indemnity. In July 1995, Naylor entered into a settlement agreement which, subject to court approval, would resolve all claims for personal injuries, property diminution, mental anguish and other injuries which were asserted or which could have been asserted against Naylor, for the amount of $50,000. The court has scheduled a fairness hearing on the proposed settlement for September 1995. The claims asserted under CERCLA remain outstanding, and it is probable that Naylor's exposure will be limited to a pro rata or proportionate share of all defendants' and third party defendants' liability, if any.

     ITI, together with Insituform Licensees B.V., an indirect, wholly-owned subsidiary of IGL and, prior to the IGL Acquisition, ITI's licensor of the Insituform Process, has filed suit against competitors alleging infringement of certain of the Insituform patents in connection with projects undertaken in Houston, Texas and Pittsburgh, Pennsylvania, respectively. The proceedings pending in the United States District Court for the District of New Jersey (the "New Jersey Proceedings") against Spiniello Limited, Inc. and Spiniello Construction Co. (Civil Action No. 89-4174 (MTB)) address certain conduit relining work to be performed in Pittsburgh by certain licensees of Kanal-Mueller-Grappe-Frehruhngs-Gesselschaft ("KM"). The proceedings pending in the United States District Court for the Southern District of Texas, Houston Division (the "Texas Proceedings") against Cat Contracting, Inc. et al. (Civil Action No. H-90-1690) address certain conduit relining work performed in Houston by certain licensees of KM. In both proceedings, defendants asserted counterclaims alleging that suit was brought in bad faith, certain antitrust violations, and, in the Texas proceedings, defendants alleged that ITI engaged in unfair competition. The New Jersey Proceedings have been stayed pending a final judgment in the Texas Proceedings.

     In June 1991, the jury in the Texas Proceedings rendered its verdict finding that the competitors named as defendants had infringed the Insituform patents at issue, and that such patents were not invalid. The court had also previously severed defendants' antitrust counterclaims, for hearing at a later date. In the continuing proceedings, the court, in August 1991, declined to declare such patents invalid, as was requested by defendants, and did not disturb the jury's verdict finding that the plaintiffs were not liable on the defendant's counterclaims alleging that the suit had been brought in bad faith and that plaintiffs had engaged in unfair competition. The court, however, granted the defendants a new trial on the matter of whether they had infringed certain Insituform patents, under the doctrine of equivalents, setting aside that portion of the jury's verdict, and granting defendants judgment notwithstanding the jury verdict on the issue of literal infringement of that patent. The new trial was concluded in February 1995 and the matter is sub judice.

     In August 1995, ITI also applied for a preliminary injunction in the United States District Court for the Central District of California against Spiniello Limited, Inc., Spiniello Construction Co. and certain former employees of ITI's licensees (Civil Action No. 95-5484 (GHK)) prohibiting use or disclosure of ITI's trade secrets, in a suit alleging infringement of certain Insituform patents in connection with rehabilitation work being performed in Los Angeles, California. Defendants have not yet filed an answer to the complaint.

     ITI has commenced an action in Tennessee Chancery Court (which was subsequently removed by defendants to the United States District Court for the Western District of Tennessee, Western Division), captioned Insituform North America Corp. and NuPipe, Inc. v. Insituform Southeast, Inc., NuPipe Southeast, Inc., Enviroq Corporation and Insituform Mid-America Inc., seeking a declaratory judgment confirming its action in declining to grant its consent as requested by Enviroq, under the various Insituform and NuPipe license agreements with Enviroq's subsidiaries, in connection with the transactions contemplated by the Enviroq Agreement. ITI has agreed with IMA that, unless the Merger Agreement is terminated, neither party will take any further action in such suit, or to assert any rights in dispute as a result of the consummation of the Enviroq Acquisition without ITI's consent, except for certain procedural steps to preserve the respective rights of the parties. In this connection, the court, by order dated July 5, 1995, has stayed all proceedings until such time as closing under the Merger Agreement is effectuated, at which time the case would be dismissed, or until January 31, 1996, whichever date occurs first. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above.

     ITI is involved in certain additional litigation incidental to the conduct of its business and affairs, among other matters in the Maine Superior Court (Griffin and others vs. Insituform of New England, Inc., Docket No. CV-91-606), as described under "ITI -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Management of ITI does not believe that the outcome of any such litigation will have a material adverse effect on the consolidated financial condition or operations of ITI.

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS
                             AND MANAGEMENT OF ITI

     The following table sets forth certain information as of June 1, 1995 with respect to the number of shares of ITI Common Stock beneficially owned by (i) each person known by ITI to own beneficially more than 5% of the outstanding shares of ITI Common Stock, (ii) each director of ITI, (iii) each current and former executive officer of ITI named in the summary compensation table under "Election of ITI Directors" above and (iv) all directors and executive officers of ITI as a group:

                                                                              SHARES OF ITI COMMON
                                                  SHARES OF ITI             STOCK BENEFICIALLY OWNED
                                                   COMMON STOCK                 SUBSEQUENT TO THE
                                              BENEFICIALLY OWNED(1)                 MERGER(1)
                                             ------------------------       -------------------------
                                              NUMBER         PERCENT         NUMBER          PERCENT
              BENEFICIAL OWNER               OF SHARES       OF CLASS       OF SHARES        OF CLASS
-------------------------------------------- ---------       --------       ---------        --------
Group comprised of Parkwood Limited, as
  trustee of the Anthony Basmadjian "P"
  Settlement, Brian Chandler, Ringwood
  Limited, Barford Limited, as trustee of
  the Anthony Basmadjian Settlement, and
  Douglas K. Chick.......................... 1,512,773(2)      10.5%        1,512,773           5.7%
  Parkwood Limited, as trustee of the
     Anthony Basmadjian "P" Settlement,
     c/o Century House
     Richmond Road
     Hamilton, Bermuda(3)...................   880,641          6.1           880,641           3.3
  Brian Chandler
     8933 St. Gallen 60
     Steiermark, Austria(4).................   632,132          4.4           632,132           2.4
  Ringwood Limited
     Century House
     Richmond Road
     Hamilton, Bermuda(4)...................   461,391          3.2           461,391           1.7
  Barford Limited, as trustee of the Anthony
     Basmadjian Settlement
     LeGrand Dixcart
     Sark, Channel Islands(4)(5)............   461,391          3.2           461,391           1.7
  Douglas K. Chick
     Bays Hill Cottage
     Barnett Lane
     Elstree, Hertfordshire
     United Kingdom(3)(4)(5)................ 1,342,032          9.3         1,342,032           5.0
Interstate Properties
  Park 80 West-Plaza Two
  Saddle Brook, New Jersey 07663(6)......... 1,660,072         11.5         1,660,072           6.2
  David Mandelbaum
     80 Main Street
     West Orange, New Jersey 07052.......... 1,660,072(7)      11.5         1,660,072           6.2
  Steven Roth
     Park 80 West-Plaza Two
     Saddle Brook, New Jersey 07663......... 1,670,072(7)      11.6         1,670,072           6.2
  Russell B. Wight, Jr.
     Park 80 West-Plaza Two
     Saddle Brook, New Jersey 07663......... 1,670,294(7)(8)   11.6         1,670,294           6.3

                                                                              SHARES OF ITI COMMON
                                                  SHARES OF ITI             STOCK BENEFICIALLY OWNED
                                                   COMMON STOCK                 SUBSEQUENT TO THE
                                              BENEFICIALLY OWNED(1)                 MERGER(1)
                                             ------------------------       -------------------------
                                              NUMBER         PERCENT         NUMBER          PERCENT
              BENEFICIAL OWNER               OF SHARES       OF CLASS       OF SHARES        OF CLASS
-------------------------------------------- ---------       --------       ---------        --------
T. Rowe Price Associates, Inc.
  100 East Pratt Street
  Baltimore, Maryland 21202................. 1,407,400(9)       9.8%        1,810,590(10)       6.8%
Paul A. Biddelman...........................   380,877(11)      2.6           380,877           1.4
William Gorham..............................    56,995(12)         (13)        67,345(14)          (13)
James D. Krugman............................   131,164(15)         (13)       131,164              (13)
Silas Spengler..............................     2,000             (13)         2,000              (13)
Sheldon Weinig..............................    28,749(16)         (13)        28,749              (13)
Jean-Paul Richard...........................    60,900(17)         (13)       310,900(18)       1.1
William A. Martin...........................    30,625(19)         (13)        30,625              (13)
R. William Pittman..........................    56,000(20)         (13)        56,000              (13)
Anthony W. Hooper...........................    46,300(21)         (13)        46,300              (13)
Raymond P. Toth.............................     4,000(20)         (13)         4,000              (13)
Directors and Executive Officers
  as a group (14 persons)................... 3,932,357(22)     26.1         4,192,707(17)      15.3

---------------

 (1) Except as otherwise indicated, all of such shares are owned with sole voting and investment power.
 (2) Represents: (i) 170,741 shares beneficially owned by Mr. Chandler; (ii) 880,641 shares beneficially owned by Parkwood, with shared voting and investment power with Mr. Chick (see footnote (3)); (iii) 461,391 shares beneficially owned by Ringwood with shared voting and investment power with Mr. Chandler, Barford, and Mr. Chick (see footnotes (4) and (5)).
 (3) In a Statement on Schedule 13D, as amended (the "Ringwood Schedule 13D"), filed with the Commission by the Ringwood Group and its members, Parkwood and Mr. Chick have reported that the 880,641 shares of ITI Common Stock beneficially owned by Parkwood are held with shared voting and investment power with Mr. Chick under an oral agreement under which Parkwood will not vote or dispose of any securities of ITI without the written approval of Mr. Chick having first been obtained. Parkwood and Mr. Chick have also reported that the settlor of the Anthony Basmadjian "P" Settlement, as to which Parkwood acts as trustee, has expressed his wishes to the effect that the powers of the trustee be exercised in consultation with Mr. Chick with due regard to any suggestions made, and that, accordingly, Mr. Chick has an informal ability to influence decisions of Parkwood with respect to the securities of ITI held by Parkwood as trustee of such settlement, but, under governing law, no right to enforce such settlement so as to override or compel the trustee or the councillors who nominate beneficiaries of the settlement in the exercise of a trust power or discretion in a particular manner.
 (4) In the Ringwood Schedule 13D, the Ringwood Group has reported that Ringwood is a holding company whose stockholders are Mr. Chandler and Barford, and that the 461,391 shares of ITI Common Stock beneficially owned by Ringwood are held with shared voting and investment power with Mr. Chandler and Barford and, as a result of the arrangements described under footnote (5), Mr. Chick.
 (5) In the Ringwood Schedule 13D, Barford and Mr. Chick have reported that any securities of ITI that may become beneficially owned by Barford will be held with shared voting and investment power with Mr. Chick under an oral agreement under which Barford will not vote or dispose of any securities of ITI without the written approval of Mr. Chick having first been obtained. Barford and Mr. Chick have also reported that the settlor of the Anthony Basmadjian Settlement, as to which Barford acts as trustee, has expressed his wishes to the effect that the powers of the trustee be exercised in consultation with Mr. Chick with due regard to any suggestions made, and that, accordingly, Mr. Chick has an informal ability to influence decisions of Barford with respect to any securities of ITI that may become held by Barford as trustee of such settlement, but, under governing law, no right to enforce such settlement so as to override or compel the trustee or the councillors who nominate beneficiaries of the settlement in the exercise of a trust power or discretion in a particular manner.
 (6) In a Statement on Schedule 13D filed with the Commission by Interstate and its partners, such parties has reported that Interstate is a general partnership consisting of David Mandelbaum, Steven Roth and Russell B. Wight, Jr.
 (7) Includes 1,660,072 shares beneficially owned by Interstate.
 (8) Includes 5,550 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
 (9) Includes 961,200 shares beneficially owned by T. Rowe Price New Horizons Fund, Inc. (the "Fund"), a registered investment company. In a Statement on
     Schedule 13G filed with the Commission, T. Rowe Price Associates, Inc. ("Associates"), a registered investment advisor, and the Fund have reported that Associates has sole investment power over all such 1,407,400 shares, and that Associates and the Fund have sole voting power over, respectively, 112,000 shares and 961,200 shares.
(10) Includes 403,190 shares issuable pursuant to the Merger in exchange for shares of IMA Class A Common Stock held.
(11) Includes 350,877 shares issuable pursuant to currently exercisable warrants granted by ITI to Hanseatic and held for discretionary customer accounts. Mr. Biddelman is Treasurer of Hanseatic and, accordingly, would hold shared voting and investment power in the event of exercise of such warrants. See "Election of ITI Directors -- Compensation Committee Interlocks and Insider Participation" above.
(12) Includes 52,170 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(13) Less than one percent.
(14) Includes 4,600 shares jointly owned with Gail Gorham, Mr. Gorham's wife, and 5,750 shares held by an employee benefit plan on behalf of Mr. Gorham, in each case issuable pursuant to the Merger in exchange for shares of IMA Class A Common Stock so held.
(15) Includes 47,500 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995, 40,364 shares held by a general partnership whose managing partner is James D. Krugman and 33,300 shares, as to which Mr. Krugman holds shared voting and investment power, held by a general partnership in which Mr. Krugman's mother has an interest.
(16) Includes 16,650 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(17) Includes 50,000 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(18) As a result of consummation of the Merger, an additional 250,000 shares issuable upon exercise of currently outstanding stock options granted by ITI to Mr. Richard will become exercisable. See "The Merger -- Interests of Certain Persons in the Merger and Related Transactions" above.
(19) Includes 25,250 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(20) Represents shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(21) Includes 31,000 shares issuable upon stock options granted by ITI and exercisable within 60 days of June 1, 1995.
(22) Includes 613,997 shares issuable upon exercise of stock options granted by ITI and exercisable within 60 days of June 1, 1995 and currently exercisable warrants held by Hanseatic.

                                BUSINESS OF IMA

GENERAL

     IMA applies various trenchless and other technologies to solve problems requiring rehabilitation, new construction and improvement of pipeline systems, including sewers, industrial waste lines, water lines, slurry lines and oil field and industrial process pipelines. IMA's trenchless technologies require little or no excavation and eliminate the need to replace a deteriorating pipe. IMA believes its trenchless technologies offer significant advantages over traditional methods including, in certain applications, reduced cost, faster installation, increased pipeline system life, minimal disruption of traffic and commercial activity and reduced environmental impact. IMA's rehabilitation and new construction customers principally include municipalities and state agencies.

     Rehabilitation revenues, primarily derived from the Insituform Process, accounted for approximately 68% of IMA's fiscal 1994 contract revenues. IMA, together with its subsidiaries (including subsidiaries of Enviroq), are licensed to provide the Insituform technology in all or a portion of 22 states, Puerto Rico and the U.S. Virgin Islands. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries, as a result of the consummation of the Enviroq Acquisition without ITI's consent. A subsidiary of IMA acquired in the Enviroq Acquisition owns a 42.5% general partnership interest in Midsouth Partners which is an Insituform licensee for a territory which covers all or a portion of three additional states. One of the partners in such partnership has initiated an arbitration proceeding alleging an event of default by such subsidiary. See "Business of ITI -- Investments" above.

     IMA also is the exclusive North American licensee of Ashimori proprietary pipeline rehabilitation technologies ("Ashimori Products"). As such, IMA utilizes the PALTEM-HL system of rehabilitating pressure pipes. IMA is actively pursuing development of its Ashimori Products business, including regulatory approval to apply the technology for potable water line repair and rehabilitation.

     In addition to its pipeline system rehabilitation methods, IMA utilizes trenchless technologies to construct tunnels ranging from four to ten feet in diameter through a variety of soils and provides the Tite Liner process, a method of inserting a corrosive and abrasive-resistant lining in oil field, mining and industrial process pipelines.

     Since 1968, IMA's Affholder, Inc. subsidiary has offered a broad range of traditional pipe rehabilitation and construction services, including tunneling, point repairs, shaft work and pipe cleaning. IMA became a sub-licensee for the Insituform Process in December 1982 and began to perform significant Insituform Process operations during fiscal 1984. Since 1982, IMA's Insituform licensed territories have been expanded on six occasions, including the Enviroq Acquisition. In 1992, IMA acquired the license for Ashimori Products.

     Unless the context otherwise indicates, "IMA," as used herein, refers to IMA and its subsidiaries.

     For certain financial information concerning foreign and domestic operations and export sales of IMA, see Note N of the Notes to IMA's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

ENVIROQ ACQUISITION

     On April 18, 1995, IMA completed its acquisition of the pipeline rehabilitation business of Enviroq, including Enviroq's Insituform Process business which is conducted by its Insituform Southeast, Inc. subsidiary. Insituform Southeast, Inc. operates in a licensed territory consisting of Alabama, Florida, Georgia, North Carolina and South Carolina. It also owns 42.5% of Midsouth Partners, which is the licensee of the Insituform Process in Tennessee, most of Kentucky and northern Mississippi. For its fiscal year ended March 1995, Enviroq reported pipeline system rehabilitation revenues of $20.3 million.

     Under the terms of the transaction, all assets and liabilities related to Enviroq's interest in Synox Corporation (a development stage company which is engaged in the business of developing and testing a process for the treatment of municipal wastewater "sludge"), and its ownership interest in Sprayroq Corporation (a development stage company which offers a spray-applied resinous product used in rehabilitation of manholes, among other applications) were transferred to a newly organized subsidiary, the stock of which was distributed to Enviroq's stockholders immediately prior to the transaction with IMA. In addition, Enviroq transferred $500,000 cash and the currently undeveloped portion of the real estate which it owns in Jacksonville, Florida to the corporation spun-off.

     Pursuant to the transaction, IMA paid $15.25 million cash. In addition, it has issued a $3.0 million five-year subordinated promissory note in consideration for a covenant not to compete and entered into an agreement for consulting services providing for IMA's payment of $1.0 million over five years.

     See "Business of ITI -- Investments" for a description of Midsouth Partners, "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" for a description of the moratorium on rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries, as a result of the consummation of the Enviroq Acquisition without ITI's consent, and "Business of ITI -- Investments" above for information concerning arbitration proceedings initiated by one of the partners of Midsouth Partners, alleging an event of default by the Enviroq subsidiary partner thereto, and regarding demands made for payment under the Subordinated Enviroq Note.

TECHNOLOGIES

     IMA's products generally can be categorized into three groups of technologies -- pipeline rehabilitation, tunneling and corrosion and abrasion protection. During the nine months ended June 30, 1995 and the past three fiscal years, the percentage of IMA's contract revenues contributed by each of these groups was as follows:

                                               NINE MONTHS
                                                  ENDED
                                                JUNE 30,
                                                  1995         FISCAL 1994     FISCAL 1993     FISCAL 1992
                                               -----------     -----------     -----------     -----------
Pipeline system rehabilitation...............      53.2%           68.1%           73.2%           62.6%
Corrosion and abrasion protection............      29.5            18.8            17.2            14.4
Tunneling....................................      17.3            13.1             9.6            23.0
                                                  -----           -----           -----           -----
                                                  100.0%          100.0%          100.0%          100.0%
                                                  =====           =====           =====           =====

  Pipeline System Rehabilitation

     Insituform Process. IMA became a licensee for the Insituform Process in December 1982. IMA's Insituform licensed territory (including territories acquired in the Enviroq Acquisition) includes all or a portion of 22 states, Puerto Rico and the U.S. Virgin Islands. See "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute as a result of the consummation of the Enviroq Acquisition without ITI's consent. A subsidiary of IMA acquired in the Enviroq Acquisition owns a 42.5% general partnership interest in Midsouth Partners, which is the Insituform licensee in all or a portion of three additional states. See "Business of ITI -- Investments" above. IMA offers the Insituform Process pursuant to license agreements with a subsidiary of ITI.

     For a description of the Insituform Process, see "Business of ITI -- Trenchless Rehabilitation Processes -- The Insituform Process" above.

     IMA pays a royalty to ITI, based on contract revenues. IMA also has purchased substantially all of its Insitutube requirements from ITI. IMA has announced the planned construction of a manufacturing facility in the St. Louis, Missouri area, which is intended primarily to perform certain manufacturing processes in fabricating Ashimori Products but which also would have the capability to produce Insitutubes. See "The Merger -- Basic Terms of the Merger Agreement" for a description of covenants governing construction while the Merger Agreement is in effect.

     Ashimori Products. IMA has the exclusive license to offer Ashimori Products, including the PALTEM-HL system, in substantially all of North America and the exclusive right in the territory to utilize, manufacture and sell materials and proprietary rehabilitation technologies of Ashimori, for use in pipeline rehabilitation. At this time, the Ashimori Products licensed to IMA are in various stages of development. IMA is actively engaged in research and development activities relative to certain of these products. See "-- Research and Development" below.

     The PALTEM-HL system is a patented process for rehabilitating pressure pipes. The system utilizes a woven polyester hose with an elastomer coating called a "PAL-Liner," which is custom-manufactured to the dimensions of the pipe to be rehabilitated. Prior to installation, the PAL-Liner hose is filled with an epoxy resin. Compressed air or other suitable means is then used to invert and propel the PAL-Liner through the pipe from an access pit. After the PAL-Liner reaches a receiving pit, the resin hardens and causes the PAL-Liner to adhere to the host pipe, with a smooth, pressure resistant lining on the inside surface of the pipe. The process was originally developed for use in the gas distribution industry. IMA believes, however, that the PALTEM-HL system is suitable for a range of other industrial applications as well. In addition, PALTEM products are being used to rehabilitate potable water lines in Europe and NSF approval for PALTEM has been sought in the United States.

     In addition to the PALTEM-HL system, IMA has acquired the rights to utilize, manufacture and sell the following development stage Ashimori Products:
(i) the PALTEM-Apollo system -- a patent pending process for point repair by pulling a specially designed robot together with Apollo-Liner into the pipe, inflating and light-curing the liner to form a new rigid pipe at the spot to be repaired, including a system for forming a new pipe at a joint of the lateral and the pipe and reconnecting the lateral; (ii) the PALTEM-Frepp system -- a patent pending process for restoration of pipes by pulling a partially folded Frepp-Liner into the pipe and reforming it to form a new pipe within the pipe;
(iii) PALTEM-March products, non-woven fiber tubes with a seamless coating used in pipeline rehabilitation; and (iv) the PALTEM-SZ system -- a patented process for restoration of sewer pipes by pulling SZ-Liner into the pipe, inflating, and forming a new rigid pipe within the pipe utilizing heat curing resin applied to the liner.

     Other. As part of its strategy of offering a broad range of solutions to pipeline system problems, IMA also offers the NuPipe Process, licensed from a subsidiary of ITI, the Sprayroq system of spray-applied resin for pipeline repair and various more traditional pipe rehabilitation services, including shaft work, pipe threading and pipe cleaning.

  Tunneling

     Tunneling is a trenchless, subterranean construction process that generally is utilized for the construction of pipeline systems. IMA constructs four- to ten-foot diameter tunnels into which pipes are inserted. IMA operates two large-diameter and two small-diameter tunneling machines. One of IMA's large diameter tunneling machines, acquired in September 1990, is a state-of-the-art, earth-pressure-balanced tunneling machine. By virtue of its ability to tunnel without de-watering the surrounding soils, this machine reduces costs, reduces risks of subsidence and improves competitiveness. IMA believes that its tunneling operations also strengthen IMA's relationships with its customers by positioning IMA as a problem solver for pipeline systems, and enhance its capabilities to perform large-diameter installations of the Insituform Process.

  Corrosion and Abrasion Protection

     In March 1991, IMA acquired substantially all of the assets of United Pipeline Systems USA, Inc. and, pursuant to this acquisition, IMA began offering the Tite Liner Process. In October 1991, IMA acquired United Pipeline Systems Inc. of Edmonton, Alberta, Canada, which also utilized the Tite Liner Process. The Tite Liner Process is a method of lining pipelines with a corrosion and abrasion resistant pipe in order to substantially extend system life. Oil field, natural gas distribution lines and certain industrial process systems typically utilize steel pipe which is subjected to highly corrosive fluids and gases. Slurry lines used in mining operations are subjected to highly abrasive flows. The Tite Liner Process utilizes a polyethylene liner which is diameter-reduced in a roller box and then pulled through a steel pipe. When the pulling tension is released, the liner expands to create a tight fit against the host pipe's inner wall.

     During fiscal 1994, IMA commenced operations in Latin America by organizing a majority-owned subsidiary, United Sistema De Tuberias Ltda. ("United-Chile"). United Chile's first project was as subcontractor to install Tite Liner to improve a mining pipeline in Chile. Subsequently, United Chile obtained another contract in Chile to act as general contractor in the construction of a new pipeline system for a mining operation. Although revenues from IMA's general contractor activities tend to be higher than when it acts as subcontractor, profit margins on general contractor projects typically will be lower.

RESEARCH AND DEVELOPMENT

     During fiscal 1994, 1993 and 1992, IMA expended $652,000, $61,000 and
$289,000, respectively, on research and development activities and, during the nine months ended June 30, 1995, expended $768,000 on such activities. Such expenditures related principally to developing IMA's installation capabilities for, and the commercial viability of, its licensed technologies.

     Much of IMA's research and development activities are conducted in cooperation with suppliers of proprietary technologies. During fiscal 1994, IMA undertook a demonstration project in conjunction with the Gas Research Institute (an association of natural gas utilities) and a major natural gas utility to determine the suitability of PALTEM hose linings for seismic protection. As a result of such demonstration project, IMA has determined that its PALTEM rehabilitation process will meet seismic specifications for natural gas pipes.

CUSTOMERS

     Municipalities and state agencies comprised approximately 75%, 79% and 78% of IMA's contract revenues in fiscal 1994, 1993, and 1992, respectively. A significant portion of IMA's business is from repeat customers.

     Of the 513 projects in fiscal 1994, 40% were Insituform projects performed in IMA's Insituform licensed territory. Of the 325 customers served in that fiscal year, the five customers accounting for more than 5% of contract revenues were as follows:

                                                         NUMBER OF      TOTAL       PERCENT OF
                         CUSTOMER                        PROJECTS      REVENUE     ANNUAL TOTAL
    ---------------------------------------------------  ---------   -----------   ------------
    Metropolitan St. Louis Sewer District..............      19      $14,314,000       19.0%
    City of Riverview..................................       2        6,406,000        8.5
    Northeast Ohio Regional Sewer District.............       1        4,648,000        6.2
    Dallas Water Utilities.............................       3        4,213,000        5.6
    Minera Escondida...................................       2        3,740,000        5.0
                                                             --
                                                                     -----------      -----
                                                             27      $33,321,000       44.3%
                                                         ========     ==========   =========

The foregoing data reflects direct and indirect customer relationships.

     Municipality and state agency projects comprised approximately 96% of Insituform Southeast, Inc.'s and NuPipe Southeast, Inc.'s combined contract revenues in the fiscal year ended March 1995. Of the 71 customers served by such corporations during such fiscal year, customers accounting for more than 5% of combined contract revenues were Miami-Dade Water & Sewer Authority with one project which accounted for revenues of $3.9 million, or 19.1% of total annual revenues, and the City of Atlanta, with two projects accounting for total revenues of $1.4 million, or 6.8% of total revenues.

     Although municipal and state agency projects represented approximately 75% of IMA's business in fiscal 1994, management of IMA believes that commercial, industrial and other markets offer significant opportunities. The Insituform Process may be advantageous to industry because of minimization of plant downtime and disruption, and because Insitupipe's corrosion-resistant characteristics can be customized to resist acids and caustics. In these cases, management believes that the process could be a viable alternative to conventional industrial pipe repair or replacement. Customers for the Tite Liner Process are oil field, mining and industrial process construction contractors and operators. IMA markets its PALTEM products principally to natural gas distribution and transmission companies, although the PALTEM systems are suitable for other industrial applications as well. IMA's tunneling customers generally consist of the same type of municipalities and state agencies as its Insituform customers.

MARKETING

     IMA's strategy is to proactively market the application of its technologies directly to customers and engineers, with a view toward having its technologies permitted or required in bid specifications. IMA has attempted to build long-term relationships with its customers for the utilization of IMA's expanding product line. IMA currently has 28 salespersons located in various locations. Establishing the relationships required to generate business in a particular locality often has taken three to four years, and a key component of IMA's marketing program has been and will continue to be educating customers and potential customers about the advantages of IMA's technologies.

IMA OPERATIONS

     IMA is headquartered in the St. Louis, Missouri area and has operations facilities in: St. Louis; Denver; Dallas; Houston; Wichita; Owosso, Michigan; Tampa, Florida; Ft. Lauderdale, Florida; Atlanta, Georgia; Birmingham, Alabama; Durango, Colorado; Jacksonville, Florida; Grand Prairie, Texas; Puerto Rico; Edmonton, Alberta; and Antofagasta, Chile. The field operations are organized into 42 field installation and construction crews.

     Each Insituform crew is typically equipped with a high pressure water cleaning unit, a boiler, a refrigeration truck, a television van with two Insitucutters, other support trucks and vans, and pumping and safety equipment. IMA estimates the cost to equip an Insituform field installation crew to be approximately $550,000. The field crews are based throughout the licensed territory and are dispatched to the job site, where they remain until the job is completed. Materials and supplies are either sent to the job site from one of IMA's operations facilities or sent directly from the manufacturer. IMA manufactures the Insitutube for its Caribbean operations in its Puerto Rico facility and also manufactures small diameter Insitutubes at its headquarters facility.

     Each PALTEM crew is typically equipped with a turning truck, resin mixers, pulling machine and other supporting trucks and equipment. IMA estimates the cost to equip a PALTEM field installation crew to be approximately $350,000.

     A Tite Liner installation crew is typically equipped with a wire line unit, roller boxes, fusion machines, spool trailer, picker trucks and other supporting trucks and equipment. IMA estimates the cost to equip a Tite Liner field installation crew to be approximately $550,000.

     IMA incurs substantial costs in establishing new field installation crews and in training new operations personnel. IMA utilizes a field training program for its new operations personnel by having these individuals work with established crews under the supervision of experienced operations personnel for varying periods of time. New field installation crews are generally staffed with experienced personnel from IMA's existing field installation crews. During fiscal 1994, IMA expended approximately $6.5 million to enhance equipment for existing crews and equip new crews for installation and new construction purposes.

     IMA's tunneling operations typically involve contracts in the range of $3 million to $12 million, obtained through competitive bidding. Tunneling jobs generally require from six to 24 months for completion. The tunneling crew first digs a work shaft and then constructs the tunnel, installs pipe in the new tunnel and backfills the newly constructed pipeline with grout.

     IMA operates a project-oriented business which frequently involves fixed-price contracts. As a result of unforeseen conditions or events related to IMA's various operations, IMA may underestimate costs, resulting in a reduction in profits or an actual loss. IMA may also be adversely affected by the unknowns associated with subsurface operations, cold weather, rain, flooding and water table conditions.

LICENSE AGREEMENTS AND PATENTS

  Insituform and NuPipe Processes

     IMA has been granted the rights to utilize the patents, trademarks and know-how related to the Insituform Process and the NuPipe Process for Missouri, Kansas, Colorado, Oklahoma, Nebraska, Minnesota, Arkansas, North Dakota, South Dakota, Utah, Wyoming, Michigan, Puerto Rico and the U.S. Virgin Islands, and for portions of Texas, Illinois, Iowa, Montana and Wisconsin, pursuant to license agreements. The Insituform license agreements (the "IMA License Agreements") require IMA to pay the licensor a royalty of 8% (9% in the case of Puerto Rico and the U.S. Virgin Islands) of gross contract revenues and also provide for the payment of minimum annual royalties. Effective as of December 1990, in the event IMA has, for any year, produced to the licensor an acceptable plan for marketing and sales penetration, minimum royalties otherwise established for such year will not apply, subject to ITI's approval of performance standards established with respect to the Insituform Process and the NuPipe Process.

     Insituform Southeast, Inc. and NuPipe Southeast, Inc., which were acquired by IMA in the Enviroq Acquisition, have been granted the rights to utilize the Insituform Process and the NuPipe Process for Alabama, Florida, Georgia, North Carolina and South Carolina. A subsidiary of Insituform Southeast, Inc. also owns a 42.5% general partner interest in Midsouth Partners, which is the Insituform licensee for Tennessee, most of Kentucky and northern Mississippi. The Instituform licenses acquired in the Enviroq Acquisition contain similar terms to the IMA License Agreements. As a result of IMA's effecting the Enviroq Acquisition without ITI's consent, ITI instituted the Declaratory Action relative to the Insituform Southeast and NuPipe Southeast license agreements. See "Business of ITI -- Legal Proceedings" above for information concerning such proceedings and "The Merger -- Basic Terms of Merger Agreement -- Cooperation Agreement" above for a description of the moratorium on assertion of rights in dispute as a result of the consummation of the Enviroq Acquisition without ITI's consent. In addition, a subsidiary of Insituform East, which is a partner in Midsouth Partners, has commenced an arbitration proceeding alleging that the execution of the Enviroq Agreement created an event of default under the partnership agreement of Midsouth Partners. See "Business of ITI -- Investments" above.

     The IMA License Agreements extend for the life of the last of the underlying patent rights, including any improvements or modifications extending such life. Accordingly, the IMA License Agreements would expire in 2013, based upon the latest patent filings, although two important method patents for Insituform (one of which covers material aspects of the inversion process) expired in 1994. The IMA License Agreements may be terminated by IMA upon two calendar quarters' written notice to the licensor and by the licensor upon certain events of default by IMA, such as failure to pay royalties.

     Under the IMA License Agreements, IMA has the right to use 54 Insituform United States patents. For additional information concerning the Insituform and NuPipe patents, see "Business of ITI -- Patents" above. There can be no assurance that the validity of the patents will not be successfully challenged or that they are sufficient to afford protection against another company utilizing a process similar to the Insituform or NuPipe process.

     Any information concerning improvements or modifications to the Insituform Process developed by IMA or its employees must be reported to the licensor and become the licensor's property. The licensor is required to disseminate all such information to its licensees, including IMA, without any additional royalty therefor. The IMA License Agreements reserve to the licensor the right to approve IMA's suppliers and the specifications of equipment and materials not purchased directly from the licensor. Although the IMA License Agreements contain no requirement that IMA purchase materials from the licensor, IMA has entered into a supply agreement with ITI for Insitutubes and related products utilized in the Insituform process, which is automatically renewable on a year-to-year basis unless notice of termination is provided by either party six months prior to expiration. The agreement provides for IMA to purchase at least 60% of its requirements from ITI and requires ITI to limit annual price increases to the greater of 6% or the rate of inflation (or greater if supported by abnormal costs to ITI).

     The IMA License Agreements also provide for IMA to pay a 12% surcharge in addition to the royalty in the event of use of the Insituform Process by IMA in territories licensed to others (except that the surcharge will be 8% with respect to installations in such territories in which the Insituform licensee is obligated for a similar surcharge at the lower rate). The amount of this surcharge may be increased by the licensor from time to time to reflect the costs of market development. The IMA License Agreements exclude the right to use the process in the repair of pipelines, tunnels or passageways transmitting hazardous gases.

     In connection with IMA's November 1992 acquisition of licenses for Ashimori Products, ITI has communicated to IMA its concerns described above under "The Merger -- Background" and "Business of ITI -- Licensing Operations -- Insituform License Agreements" above. IMA has advised ITI that it has fulfilled and will continue to fulfill all of its commitments to ITI and does not intend to utilize any of ITI's trademarks in violation of the rights previously granted to IMA. IMA has reported its belief that the concerns raised by ITI are substantially similar to the publicly announced concerns expressed to ITI by IGL with respect to the NuPipe Process prior to the IGL Acquisition.

  Ashimori Products

     Pursuant to a license agreement with Ashimori, as amended (the "Ashimori License"), IMA has been granted the exclusive rights to use the patents, trademarks and know-how related to the Ashimori Products for all of North America, including the rights to manufacture and sell Ashimori Products. In connection with the Ashimori License, IMA paid an initial license fee of $200,000 and is obligated to pay royalties of 6% on PALTEM-HL and March installations and 7% on installations of other licensed Ashimori Products. The Ashimori License includes various minimum and maximum levels of royalties in specified periods during the term of the agreement. The Ashimori License provides that the parties will enter into a separate agreement for IMA to license the Tite Liner Process to Ashimori for installations in Japan.

     The Ashimori License extends for an initial term of 15 years, and automatically is renewed for successive one-year terms, unless IMA gives notice of non-renewal of at least 90 days prior to the end of a term. In addition, the Ashimori License is subject to termination in the event of specified defaults.

BACKLOG

     As of June 30, 1995 and 1994, IMA's aggregate backlog by business type was as follows (in millions):

                                                                         JUNE 30,
                                                                     -----------------
                                                                     1995        1994
                                                                     -----       -----
        Pipeline system rehabilitation.............................  $40.3       $21.8
        Tunneling..................................................   17.3        12.0
        Corrosion and abrasion protection..........................    7.6        14.7
                                                                     -----       -----
                                                                     $65.2       $48.5
                                                                     =====       =====

     At June 30, 1995, the backlog reported by IMA included $8.3 in contracts attributable to Insituform Southeast, Inc. and NuPipe Southeast, Inc., which were acquired in April 1995. IMA anticipates that substantially all backlog at June 30, 1995 will be completed in the immediately succeeding twelve months. Historically, the composition of IMA's revenues and backlog by major customers has varied materially from year-to-year due to size and timing of particular projects and the availability of funding. IMA's contracts with governmental agencies may be amended or terminated at the convenience of such agencies. IMA believes that its relationships with its significant customers are excellent.

SEASONALITY

     IMA's business may be affected by various climatic seasons throughout its license territories, as well as by the fiscal years and budgetary processes of IMA's governmental customers.

EMPLOYEES

     At June 1, 1995, IMA employed approximately 707 persons, including 102 in management and administration, 27 in sales and 463 in operations. Of the operations employees, 120 are covered by collective bargaining agreements. Management of IMA believes that IMA's relations with its employees are satisfactory.

SUPPLIERS

     IMA's materials and equipment, including resins, are available from a variety of suppliers. Currently, IMA purchases substantially all its Insitutube requirements from ITI pursuant to a manufacturing supply agreement. IMA also manufactures limited amounts of Insitutubes at its Puerto Rico facility and small diameter Insitutubes at its headquarters facilities. IMA has not experienced any difficulty in obtaining adequate supplies of Insitutubes. Management of IMA believes that there are a limited number of other sources available. If IMA were unable to obtain Insitutubes from ITI, IMA might be adversely affected on a short-term basis. During 1994, IMA announced plans to construct a manufacturing facility in the St. Louis, Missouri area which would have the capacity to manufacture Insitutubes. See "The Merger -- Basic Terms of Merger Agreement" above for a description of covenants governing construction while the Merger Agreement is in effect.

     IMA is required by contract to purchase all its thermoplastic folded pipe used for the NuPipe process from NuPipe, Inc., a wholly-owned subsidiary of ITI.

     IMA currently purchases the PAL-Liner it uses from Ashimori. IMA expects that it (or ITI, subsequent to consummation of the Merger) will perform the coating function necessary in manufacturing PAL-Liner for substantially all its requirements at some future time. Longer-term, IMA expects to weave the lining material to further vertically integrate its PAL-Liner operations.

REGULATIONS AND BONDING

     IMA is subject to various local, state and federal laws, regulations, ordinances, building code specifications and permit requirements. IMA's operations facilities are subject to state and federal environmental protection regulations. IMA is also subject to fire regulations relating to the storage, handling and transporting of flammable materials.

     IMA believes that it is in material compliance with environmental laws and regulations applicable to it. IMA does not anticipate any material impediments to its business arising from existing or anticipated future regulations or requirements.

     IMA is required to carry insurance and bonding in connection with certain projects. IMA has arranged bonding capacity for bid, performance and payment bonds with limits of $125 million in the aggregate. Typically, the cost of a performance bond is approximately 1% of the contract value.

PROPERTIES

     IMA owns its headquarters and operations building in St. Louis, Missouri. The construction of the original facility was completed in 1987 and an addition was completed in 1993. The building is located on 2.5 acres and contains approximately 17,000 square feet of office space and approximately 21,000 square feet of operations space. In July 1993, the facility was severely damaged by flooding and all activities that were performed at this facility were relocated to various leased premises. IMA reoccupied the renovated facility during fiscal 1994.

     IMA owns a building in Owosso, Michigan, which is situated on approximately
4.0 acres and contains approximately 2,000 square feet of office space and approximately 19,500 square feet of operations space. IMA also owns a newly constructed building in Denver, Colorado, which is located on approximately 2.5 acres of land and contains approximately 8,000 square feet of operations space and a small amount of office space. IMA occupied this facility as of October 1990. IMA also owns a 9,000 square foot building located on

3.8 acres in Grand Prairie, Texas. IMA leases an operations and manufacturing facility in Gurabo, Puerto Rico, which consists of approximately 16,800 square feet.

     IMA owns its facility in Jacksonville, Florida which contains approximately 25,000 square feet of office and operations space and is situated on approximately 8.6 acres.

     In October 1993, IMA's United States Tite Liner Process operations moved into a newly constructed building in Durango, Colorado. The building is located on 4.0 acres and contains approximately 12,000 square feet of operations space. In connection with its Canadian Tite Liner Process operations, IMA leases an office and operations facility in Edmonton, Alberta which has approximately 4,400 square feet of office space and 10,900 square feet of operations space.

     In April 1994, IMA purchased a marketing and operation facility in Wichita, Kansas. The facility is located on approximately 2.1 acres of land and contains 4,125 square feet of office space and approximately 10,000 square feet of operations space.

     IMA also owns approximately 2.3 acres of land across the street from its headquarters, on which its former headquarters and operations facility was located. The building was severely damaged by the flooding in July 1993 and has been demolished.

     IMA has granted mortgages on its headquarters facilities and its facilities in Durango, Colorado and Grand Prairie, Texas to secure its bank debt. In addition, IMA acquired Insituform Southeast, Inc., which owns the Jacksonville, Florida facility subject to a mortgage which secures certain indebtedness under an industrial revenue bond financing.

     During April 1995, IMA commenced construction of a manufacturing facility to produce materials used for proprietary rehabilitation technologies, including those licensed under its agreement with Ashimori. IMA acquired approximately 5.4 acres of land adjacent to its headquarters building in fiscal 1994 for the construction of the facility. Prior to the execution of the Merger Agreement, construction activities had progressed to site excavation, completion of the foundation and erection of a portion of the structural steel. As a result of the Merger Agreement, IMA and ITI have discussed the possible relocation of the planned manufacturing processes. As of the date hereof, construction activities have been suspended and IMA has not determined whether, in view of the covenants contained in and consents required under the Merger Agreement, to complete construction of the building for use as a manufacturing facility or as an office and operations facility or whether to seek to dispose of the property. See "The Merger Agreement -- Basic Terms of Merger Agreement" above.

     IMA believes that its facilities generally are in good condition, well-maintained and suitable for their anticipated uses.

LEGAL PROCEEDINGS

     Pursuant to citations issued December 15, 1993, the Occupational Safety and Health Administration, Kansas City Area Office ("OSHA"), alleged that IMA and its subsidiaries violated certain provisions of the Occupational Safety and Health Act of 1970 in connection with rehabilitation activities in Kansas City, Missouri in June 1993. The allegations relate to an accident in which one of the employees of an IMA subsidiary was swept away and drowned in a flash flood resulting from a sudden and torrential thunderstorm. OSHA alleges that the subsidiary's safety procedures were inadequate and has assessed penalties aggregating approximately $1 million. IMA believes that OSHA's allegations neither accurately reflect the facts and circumstances of the accident nor accurately characterize IMA's strong safety program and commitment to its safety program. IMA cooperated fully with OSHA in its investigation and does not believe that the allegations were warranted. To avoid the costs and uncertainties of defending the citations in adversarial proceedings, IMA settled this claim in July 1995 by agreeing to pay OSHA an aggregate of $325,000 in equal semi-annual installments through January 1997.

     Pursuant to a complaint filed August 1, 1995, New Enviroq initiated an action in the Circuit Court of Jefferson County, Alabama, for a judgment on the Subordinated Enviroq Note issued in connection with the

Enviroq Acquisition. New Enviroq claims that IMA is in default under the Subordinated Enviroq Note. IMA denies liability and intends to vigorously defend the suit and pursue claims against New Enviroq arising out of the Enviroq Acquisition, including New Enviroq's obligations under the Enviroq Agreement. In IMA's opinion, the ultimate resolution of this litigation will not have a material adverse effect upon IMA's financial condition or results of operations.

     IMA is also subject to a lawsuit and arbitration proceeding arising out of the Enviroq Acquisition. See "Business of ITI -- Legal Proceedings" and
"-- Investments" above.

     IMA is involved in certain additional litigation incidental to the conduct of its business and affairs. IMA does not believe that the outcome of any additional litigation to which it is a party will have a material adverse effect on its financial condition or results of operations.

                               MANAGEMENT OF IMA

     The directors and executive officers of IMA, and their respective ages and positions with IMA, are as follows:

                NAME                   AGE                    POSITION WITH IMA
-------------------------------------  ---     -----------------------------------------------
Jerome Kalishman.....................  67      Chairman of the Board; Director
Robert W. Affholder..................  59      President; Director
Lee M. Liberman......................  73      Director
Alvin J. Siteman.....................  66      Director
Robert M. Leopold....................  68      Director
Joseph F. Olson......................  50      Vice President -- Finance and Administration,
                                               Secretary
James L. Tadtman.....................  50      Vice President -- Rehabilitation

     For information concerning Messrs. Kalishman, Affholder and Siteman, see "Election of ITI Directors" above.

     Lee M. Liberman has served as a director of IMA since 1987. Mr. Liberman has served as Chairman Emeritus of Laclede Gas Company, a regulated public utility, since 1994. Prior to such time, he served as Chairman of the Board of Laclede Gas Company for more than five years. Mr. Liberman serves as a director of the following publicly-held companies: Detroit Tool Industries, Boatmen's Bancshares, Inc., Angelica Corporation, CPI Corporation, Falcon Products, Inc. and Interco Incorporated.

     Robert M. Leopold has served as a director of IMA since its founding in 1983. Mr. Leopold has served as President of Huguenot Associates, Inc., a financial and business consulting firm, for more than five years. Mr. Leopold served as Chief Executive Officer of ITI from November 1986 to March 1989. From November 1986 until October 1987 he served as Chairman of ITI and he was Vice Chairman of ITI from 1982 until November 1986. Mr. Leopold serves as a director of Infodata Systems Inc.

     Joseph F. Olson has been Vice President -- Finance and Administration of IMA since 1985 and Secretary of IMA since 1986.

     James L. Tadtman has served as Vice President -- Rehabilitation of IMA since January 1995. From 1988 until such time, he served as West Region Manager of IMA.

DIRECTOR COMPENSATION

     Directors of IMA are paid an annual fee of $5,000 plus $1,000 for each board meeting attended and are reimbursed for their expenses in attending board and committee meetings. Directors (other than the members of the IMA Stock Option Committee) also are eligible to be granted stock options.

     Robert M. Leopold, Lee M. Liberman and Alvin J. Siteman hold options granted under the IMA Stock Option Plan covering, respectively, 13,660 shares of IMA Class A Common Stock (at exercise prices ranging from $4.12 to $11.25 per share), 33,335 shares (at exercise prices ranging from $3.00 to $11.25 per share), and 33,335 shares (at exercise prices ranging from $3.00 to $11.25 per share). Such exercise prices represent the fair market value of the IMA Class A Common Stock on the date of grant of such options.

     Mr. Leopold provides certain business and financial consulting services to IMA. During fiscal 1994, IMA paid Mr. Leopold $165,000 for consulting and advisory fees and reimbursed him for $45,207 of related out-of-pocket expenses. IMA believes that the terms of the consulting arrangement with Mr. Leopold are no less favorable than could be obtained from third parties.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the cash compensation paid to IMA's chief executive officer and each of IMA's other executive officers whose total salary and bonus exceeded $100,000 during the fiscal year ended September 30, 1994:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                              ANNUAL           ------------
                                                           COMPENSATION         SECURITIES
                  NAME AND                    FISCAL    ------------------      UNDERLYING         ALL OTHER
             PRINCIPAL POSITION                YEAR      SALARY     BONUS       OPTIONS(#)      COMPENSATION(2)
--------------------------------------------  -------   --------   -------     ------------     ---------------
Jerome Kalishman............................    1994    $225,000   $    --            --            $    --
  Chairman, Chief Executive Officer             1993     225,000    37,500            --              7,000
                                                1992     225,000    75,000            --             12,705
Robert W. Affholder.........................    1994     225,000        --            --                 --
  Vice Chairman                                 1993     225,000    37,500            --              7,000
                                                1992     225,000    75,000            --             12,705
                                                                                                         --
E. Randolph Jayne II(1).....................    1994     215,625        --            --                 --
  President
Joseph F. Olson.............................    1994     107,917        --            --                 --
  Vice President -- Finance and                 1993     105,000     2,000            --              3,400
  Administration, Secretary                     1992     101,250    24,000         6,667              5,082

---------------
(1) Mr. Jayne resigned as an officer, director and employee of IMA in September 1994.

     Year-End Option Table. The following table set forth information as of September 30, 1994 with respect to stock options held by the executive officers named in the Summary Compensation Table:

                         FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT               IN-THE-MONEY OPTIONS
                                                       FISCAL YEAR-END(#)              AT YEAR-END(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------  -----------   -------------   -----------   -------------
Jerome Kalishman.................................         --            --              --            --
Robert W. Affholder..............................         --            --              --            --
E. Randolph Jayne II.............................     20,000            --              --            --
Joseph F. Olson..................................     24,001         2,667         $83,337            --

---------------
(1) Calculated on the basis of the fair market value of the underlying securities at the exercise date or at year-end, as the case may be, minus the exercise price.

SEVERANCE AGREEMENT

     E. Randolph Jayne II resigned as President and a director of IMA effective September 15, 1994. In connection with such resignation, IMA and Mr. Jayne entered into an agreement (the "Severance Agreement") dated September 15, 1994, which sets forth the terms and conditions of the termination of Mr. Jayne's employment agreement with IMA. Pursuant to the Severance Agreement, IMA agreed to continue to pay annual base salary of $125,000 per year and provide health insurance for Mr. Jayne and his family for the twelve-month period immediately following the date of the Severance Agreement. In addition, IMA agreed to pay Mr. Jayne the aggregate sum of $100,000 in twelve equal monthly installments through September 1995. Mr. Jayne continues to be subject to an agreement not to compete with IMA's business for three years after termination of employment and an obligation to preserve the confidentiality of IMA's confidential information.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     IMA's Compensation Committee consists of Messrs. Kalishman, Liberman and Siteman.

     Mr. Kalishman is Chairman of the Board and Chief Executive Officer of IMA. Commencing with fiscal 1994, John Kalishman, who is the son of Jerome and Nancy
F. Kalishman, has provided certain business and marketing consulting services to IMA. During fiscal 1994, IMA paid John Kalishman $82,000 for consulting and advisory fees and reimbursed him for $9,026 of related expenses. No such payments in excess of $60,000 were made during fiscal 1992 and 1993.

     Mr. Siteman is the largest shareholder and Chairman of the Board of the parent of Mark Twain, and Mr. Liberman is a director of the parent of Boatmen's. At June 1, 1995, IMA's term loan facility with such banks established in April 1995 was in the aggregate principal amount of $15.25 million ($5.0 to Mark Twain and $10.25 to Boatmen's). IMA also maintains a $20 million line of credit with Mark Twain and Boatmen's (which was further increased to $23 million in September 1995), $11.675 million of which was outstanding on May 31, 1995. During fiscal 1994, 1993 and 1992, IMA paid $272,414, $145,333 and $96,643, respectively, in interest on a prior credit facility maintained with Mark
Twain.

     During fiscal 1992, IMA made rental payments aggregating $75,106 to A-Y-K-E Partnership, a partnership of which Mr. Kalishman and Robert W. Affholder, President of IMA, are partners, for the use of tunneling equipment owned by such partnership. No such payments were made during fiscal 1993 and 1994 in excess of $60,000 for either such year.

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS
                             AND MANAGEMENT OF IMA

     The following table sets forth certain information as of June 1, 1995 with respect to the number of shares of IMA Class A Common Stock and IMA Class B Common Stock beneficially owned by: (i) each person known by IMA to own beneficially more than 5% of the outstanding shares of either such class; (ii) each director of IMA; (iii) each executive officer of IMA; and (iv) all directors and executive officers of IMA as a group.

                                                       SHARES OF IMA               SHARES OF IMA
                                                    CLASS A COMMON STOCK        CLASS B COMMON STOCK
                                                  BENEFICIALLY OWNED(1)(2)     BENEFICIALLY OWNED(1)
                                                  ------------------------     ----------------------
                                                  NUMBER OF       PERCENT      NUMBER OF     PERCENT
                BENEFICIAL OWNER                   SHARES         OF CLASS      SHARES       OF CLASS
------------------------------------------------  ---------       --------     ---------     --------
Jerome Kalishman and Nancy F. Kalishman
  17988 Edison Avenue
  Chesterfield, Missouri 63005-3700.............    907,447(3)      10.9%      1,895,021(4)    76.6%
Robert W. Affholder
  17988 Edison Avenue
  Chesterfield, Missouri 63005-3700.............    665,968          8.0         471,300       19.1
Robert M. Leopold...............................     13,334(5)       (6)              --         --
Lee M. Liberman.................................     37,934(7)       (6)              --         --
Alvin J. Siteman................................    166,832(8)       2.0              --         --
Joseph F. Olson.................................     24,134(9)       (6)              --         --
James L. Tadtman................................     15,667(10)      (6)              --         --
All executive officers and directors as a group
  (seven persons)(11)...........................  1,831,316         21.9       2,366,321       95.7

---------------

 (1) Except as otherwise indicated, all of such shares are owned with sole voting and investment power.
 (2) Does not include the shares of IMA Class A Common Stock issuable upon conversion of shares of IMA Class B Common Stock indicated as beneficially owned by such stockholder. Each share of IMA Class B Common Stock is convertible into one share of IMA Class A Common Stock at the option of the holder.
 (3) Represents: (i) 135,781 shares held by Mr. and Mrs. Kalishman as tenants by the entirety; (ii) 600,000 shares owned of record by Xanadu Investments, L.P. (the general partners of which are The Jerome Kalishman Revocable Trust, of which Mr. Kalishman is trustee, and The Nancy F. Kalishman Revocable Trust, of which Mrs. Kalishman is trustee), (iii) 71,666 shares held by Mr. Kalishman, as trustee of the Jerome and Nancy Kalishman Family Fund, and (iv) 100,000 shares held by Mr. Kalishman, as trustee of the Jerome and Nancy Kalishman Irrevocable Grandchildren's Trust. Mrs. Kalishman disclaims beneficial ownership of the shares referenced in clauses (iii) and (iv) of the immediately preceding sentence.
 (4) Represents shares owned of record by Xanadu Investments, L.P.
 (5) Includes 5,334 shares issuable upon exercise of stock options granted by IMA and exercisable within 60 days of June 1, 1995.
 (6) Less than one percent.
 (7) Represents 5,666 shares held by Mr. Liberman, 1,000 shares held by Mr. Liberman as trustee of a trust, 600 shares held by Mr. Liberman's spouse, as to which Mr. Liberman disclaims beneficial ownership, and 30,668 shares issuable upon exercise of stock options granted by IMA and exercisable within 60 days of June 1, 1995.
 (8) Represents 130,332 shares held by Mr. Siteman, as trustee of the Alvin J. Siteman Revocable Trust, 5,832 shares held by Mr. Siteman, as trustee of four trusts for the benefit of members of his immediate family, and 30,668 shares issuable upon exercise of stock options granted by IMA and exercisable within 60 days of June 1, 1995.

 (9) Includes 24,001 shares issuable upon exercise of stock options granted by IMA and exercisable within 60 days of June 1, 1995.
(10) Represents 15,667 shares issuable upon exercise of stock options granted by IMA and exercisable within 60 days of June 1, 1995.
(11) Includes the above-referenced forms of beneficial ownership.

                        DESCRIPTION OF ITI CAPITAL STOCK

     The authorized capital stock of ITI consists of 25,000,000 shares of ITI Common Stock and 2,000,000 shares of ITI Preferred Stock. As of August 30, 1995, there were 14,609,804 shares of ITI Common Stock outstanding, held of record by 1,842 holders. As of such date, no shares of ITI Preferred Stock were outstanding and no shares of capital stock were held in the treasury of ITI. The following summary of certain provisions of ITI's capital stock describes all material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, the ITI Charter and ITI's By-Laws that are included or incorporated by reference as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     Holders of shares of ITI Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of ITI Preferred Stock, holders of ITI Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of ITI from funds legally available therefor, and to share ratably in the assets of ITI legally available for distribution to the stockholders in the event of liquidation or dissolution. The ITI Common Stock has no preemptive rights and no subscription or redemption privileges. The ITI Common Stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected, less the number, if any, elected by the holders of any series of ITI Preferred Stock. All the outstanding shares of ITI Common Stock are, and the shares to be issued in the Merger when issued will be, fully paid and not liable for further call or assessment.

PREFERRED STOCK

     ITI's Board of Directors has the authority by resolution, without any action of stockholders, to issue from time to time up to 2,000,000 shares of ITI Preferred Stock in one or more series with such terms and designations as the Board of Directors of ITI may fix, including dividend rates, redemption rights, conversion rights, liquidation preferences and voting rights. The Board of Directors of ITI may designate that the holders of one or more series of ITI Preferred Stock shall be entitled as a series to elect one director and the Board of Directors of ITI may at its discretion grant the holders of one or more series of ITI Preferred Stock the right to elect additional directors in the event that dividends on such series are in arrears.

     The authority possessed by the Board of Directors of ITI to issue ITI Preferred Stock could potentially be used to discourage attempts by others to obtain control of ITI through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors of ITI may issue ITI Preferred Stock without stockholder approval, and with voting and conversion rights which could adversely affect the voting power of holders of the ITI Common Stock. There are no agreements or understandings for the issuance of ITI Preferred Stock, and the Board of Directors of ITI has no present intention to issue ITI Preferred Stock, nor is it aware of any pending or proposed transactions that would be affected by such issuance.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     ITI is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transactions in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An

"interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

     ITI has included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

ANTI-TAKEOVER PROVISIONS

     Classified Board of Directors. As more fully described under "Election of ITI Directors" above, the ITI Charter provides for its Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors of ITI will be elected each year. The classified board could, accordingly, have the effect of extending the time required to change a majority of the Board of Directors to two annual meetings of stockholders, instead of one. Since it would take a third party longer to obtain control of the Board of Directors, the classified board may deter certain mergers, tender offers or other future takeover attempts which some or a majority of stockholders may deem to be in their best interests.

     Special Meetings of Stockholders. The ITI Charter provides that, subject to the rights of the holders of any class or series of ITI Preferred Stock set forth in the ITI Charter, the certificate of designation relating to such class or series of ITI Preferred Stock, or as otherwise required by law, any stockholder action may be taken only at a meeting of stockholders. The affirmative vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors is required to amend, repeal or adopt any provision inconsistent with such arrangement. These provisions may make it more difficult for stockholders to take action opposed by ITI's Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for ITI's Common Stock is American Stock Transfer & Trust Company.

                     COMPARATIVE RIGHTS OF STOCKHOLDERS OF
                                  ITI AND IMA

     The rights of the stockholders of both IMA and ITI are governed by the provisions of Delaware law as well as each of their respective Certificates of Incorporation and By-Laws. If the Merger is consummated, the stockholders of IMA will become stockholders of ITI and their rights will be governed by the ITI Charter and ITI's By-Laws. The following is a summary discussion of the most material differences between the rights of stockholders of IMA and ITI. This summary is not intended to be a complete description of all of the differences between the rights of stockholders of ITI and IMA and is qualified in its entirety by reference to the Delaware General Corporation Law (the "Delaware Law") and the governing corporate instruments of ITI and IMA referred to above.

RIGHTS OF HOLDERS OF COMMON STOCK

     IMA has issued and outstanding shares of IMA Class A Common Stock and shares of IMA Class B Common Stock. Each share of IMA Class A Common Stock is identical in all respects to each share of IMA Class B Common Stock, except that
(i) no cash dividend may be declared or paid on shares of IMA Class B Common Stock unless, simultaneously therewith or prior thereto, there is or has been declared or paid (as the case may be) a cash dividend on each share of IMA Class A Common Stock of at least 110% of the per share dividend on IMA Class B Common Stock, (ii) in the election of directors, holders of IMA Class B Common Stock, voting as a separate class, are entitled to elect 55% of the IMA Board of Directors (rounded up to the nearest whole number), and the holders of IMA Class A Common Stock, voting as a separate class, are entitled to elect the remaining directors, (iii) no IMA Class A director can be removed from office, except by vote of the holders of IMA Class A Common Stock, and no IMA Class B director can be removed from office, except by vote of the holders of IMA Class B Common Stock, (iv) in the event of liquidation or dissolution of IMA prior to January 1, 1997, the holders of IMA Class A Common Stock are entitled to receive, out of assets legally available for distribution to the common stockholders, an aggregate amount equal to $8.00 per share before any amount is paid to holders of IMA Class B Common Stock, (v) each share of IMA Class B Common Stock is convertible by the holder into one share of IMA Class A Common Stock at any time, and (vi) in the event of any merger, consolidation, sale of substantially all the IMA's assets or IMA's entering into certain business combinations (such as the Merger), holders of the IMA Class A Common Stock must be offered consideration per share of at least equal value as the highest price paid or to be paid to any holder of IMA Class B Common Stock in connection with such transaction.

     ITI has authorized, issued and outstanding just one class of shares of ITI Common Stock.

CLASSIFIED BOARD OF DIRECTORS

     Under the Delaware Law, the certificate of incorporation of a company may provide that the Board of Directors may be divided into one or more classes, with directors in such classes having staggered terms. IMA's Certificate of Incorporation does not provide for a classified board of directors. Under IMA's Certificate of Incorporation and By-Laws, each director holds office until the next annual meeting of stockholders or until his successor shall have been elected and qualified or until his prior resignation, removal from office or death.

     The ITI Charter provides for a classified board of directors serving staggered three-year terms. As described under "The Merger -- Management of ITI Following Consummation of the Merger" above, at the Effective Time the Board of Directors of ITI will be divided into the Merger Class I Directors, the Merger Class II Directors and the Merger Class III Directors, initially consisting of, respectively, four directors, four directors and five directors. The Merger Class I Directors will hold office until the annual meeting of stockholders in 1996, the Merger Class II Directors will hold office until the annual meeting of stockholders in 1997 and the Merger Class III Directors will hold office until the annual meeting of stockholders in 1998; and, in each case, until their successors are duly elected and qualified, or until their resignation, removal from office or death. As a result, one class of directors will be elected at each annual meeting of stockholders with the remaining classes continuing their respective terms.

CHANGE IN NUMBER OF DIRECTORS

     Under the Delaware Law, the number of directors of a company is fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certification of incorporation. IMA's By-Laws provide that the number of directors may be no less than two nor more than nine, as may be fixed by resolution of the Board of Directors. Such provisions of IMA's By-Laws may be modified by the affirmative vote of a majority of the members of the IMA Board of Directors or as otherwise permitted under the Delaware Law, which allows amendment, alteration or repeal of the By-Laws by stockholders representing a majority of the issued and outstanding shares entitled to vote.

     The ITI Charter provides that the number of directors comprising the Board shall be no less than six nor more than 15, the exact number to be specified in ITI's By-Laws. At the Effective Time, ITI's By-Laws will provide for a Board of Directors of 13 members. Such provisions of ITI's By-Laws, subsequent to the Effective Time, will be subject to amendment only by a vote of at least 80% of the members of the Board of Directors of ITI or by a vote of stockholders representing a majority of the shares issued and outstanding and entitled to vote.

REMOVAL OF DIRECTORS

     Under the Delaware Law, a director of a company may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise specified in a company's certificate of incorporation. If the board of directors is classified, however, a director may be removed by a vote of stockholders only for cause, unless otherwise specified in a company's certificate of incorporation.

     IMA's Certificate of Incorporation does not provide for a classified board of directors and, accordingly, IMA's directors may be removed with or without cause. As described above under "-- Common Stock Classification," IMA's Certificate of Incorporation provides that no IMA Class A director can be removed from office, except by vote of the holders of IMA Class A Common Stock, and no IMA Class B director can be removed from office, except by vote of the holders of IMA Class B Common Stock.

     ITI's Board of Directors is classified. The ITI Charter does not contain any provisions regarding the removal of directors. Accordingly, directors may be removed only for cause. Although the definition of "cause" has not been clearly established under Delaware Law, courts in various states have found "cause" to include malfeasance while in office, gross misconduct or neglect, false or fraudulent misrepresentations inducing the directors' appointment, willful conversion of corporate funds, breach of the obligation to make full disclosure, incompetency, gross inefficiency and moral turpitude.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     As permitted under the Delaware Law, IMA's By-Laws provide that any vacancy on the Board of Directors of IMA or any newly-created directorship resulting from an increase in the number of persons to comprise the board may be filled by the affirmative vote of a majority of the surviving or remaining directors then in office, even though fewer than a quorum are present.

     ITI's By-Laws provide that the filling of vacancies on ITI's Board of Directors will be made in accordance with the ITI Charter. The ITI Charter provides that vacancies resulting from newly-created directorships shall be filled by the affirmative vote of a majority of the directors then in office or such greater affirmative vote of directors as may be specified in ITI's By-Laws, provided a quorum is present; and, at the Effective Time, will provide that other vacancies will be filled by the affirmative vote of a majority of the directors then in office in accordance with the Merger Agreement. See "The Merger -- The Board Vacancy Amendment" above. Under the Delaware Law, if at the time of filling any vacancy on the Board of Directors or newly-created directorship the directors then in office constitute less than a majority of the entire Board of Directors as constituted immediately prior to any such increase, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly-created directorships or to replace the directors chosen by the directors then in office.

SPECIAL STOCKHOLDER MEETINGS

     Under Delaware Law, a special meeting of stockholders of a company may be called only by the board of directors or such person or persons as may be authorized by the certificate of incorporation or by-laws. IMA's By-Laws provide that a special meeting of stockholders may be called by the Board of Directors, President or by the holders of shares representing at least a majority of all outstanding shares entitled to vote at the meeting.

     At the Effective Time, ITI's By-Laws will provide that a special meeting of stockholders may be called by the Chairman of the Board, President or the Board of Directors and shall be called by the President at the request of holders of not less than 50% of the outstanding shares entitled to vote at the meeting.

STOCKHOLDER ACTION WITHOUT A MEETING

     Under the Delaware Law, unless otherwise provided in a company's certificate of incorporation, any action required or permitted to be taken at any meeting of stockholders may instead be taken without a meeting, without prior notice and a vote, if a written consent setting forth the action taken is signed by holders of outstanding stock having at least the number of votes that would be required to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voting and a prompt notice of the action so taken is provided to those stockholders who have not consented in writing. IMA's Certificate of Incorporation and By-Laws permits stockholder action by written consent.

     The ITI Charter provides that all actions required to be taken by the stockholders of ITI shall be taken solely at a duly called annual or special meeting of stockholders and prohibits stockholder action by written consent. Such provisions may only be amended with the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote thereon.

                            ADJOURNMENT OF MEETINGS

     In the event sufficient votes in favor of approving the Merger Agreement, the proposed Capitalization Amendment and the proposed Board Vacancy Amendment are not received by the time scheduled for the ITI Meeting, the Board of Directors of ITI intends to recommend that the ITI Meeting be adjourned to permit the further solicitation of proxies. A resolution will be proposed at the ITI Meeting authorizing the Board of Directors of ITI, at its discretion, to adjourn the ITI Meeting for the purpose of further soliciting proxies, if necessary, to obtain a sufficient number of votes in favor of approving the Merger Agreement, the proposed Capitalization Amendment and the proposed Board Vacancy Amendment. The proposal to authorize the Board of Directors of ITI to adjourn the ITI Meeting in order to permit the further solicitation of proxies, if necessary, must be approved by an affirmative vote of holders of a majority of the outstanding shares of ITI Common Stock present in person or represented by proxy and entitled to vote at the ITI Meeting. The Board of Directors of ITI believes that such proposal is in the best interests of ITI and the ITI Stockholders and recommends that the ITI Stockholders vote FOR approval of such proposal.

     In the event sufficient votes in favor of approving the Merger Agreement are not received by the time scheduled for the IMA Meeting, the Board of Directors of IMA intends to recommend that the IMA Meeting be adjourned to permit the further solicitation of proxies. A resolution will be proposed at the IMA Meeting authorizing the Board of Directors of IMA, at its discretion, to adjourn the IMA Meeting for the purpose of further soliciting proxies, if necessary, to obtain a sufficient number of votes in favor of approving the Merger Agreement. The proposal to authorize the Board of Directors of IMA to adjourn the IMA Meeting in order to permit the further solicitation of proxies, if necessary, must be approved by an affirmative vote of holders of a majority of the shares of IMA Class A Common Stock and IMA Class B Common Stock present in person or represented by proxy and entitled to vote at the IMA Meeting voting together as one class. The Board of Directors of IMA believes that such proposal is in the best interests of IMA and the IMA Stockholders and recommends that the IMA Stockholders vote FOR approval of such proposal.

                                 LEGAL MATTERS

     The validity of the ITI Common Stock offered hereby will be passed upon for ITI by Krugman, Chapnick & Grimshaw, Saddle Brook, New Jersey. James D. Krugman, a partner of Krugman, Chapnick & Grimshaw, is a director and Chairman of the Board of ITI, and Howard Kailes, a partner of such firm, is Secretary of ITI. Mr. Krugman owns 10,000 shares of ITI Common Stock; is managing partner of a partnership which owns 40,364 shares of ITI Common Stock (in 5,046 shares of which Mr. Krugman has a beneficial interest); has shared voting and investment power over 33,300 shares of ITI Common Stock held by a general partnership in which his mother has an interest; and has the right to acquire 95,000 additional shares which are issuable upon the exercise of options granted by ITI. See "Election of ITI Directors" and "Security Ownership of Principal Stockholders and Management of ITI" above. Certain tax consequences of the Merger will be passed upon for IMA by Thompson & Mitchell, St. Louis, Missouri.

                                    EXPERTS

     The consolidated financial statements of ITI and its subsidiaries included in this Joint Proxy Statement/Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of IMA and subsidiaries as of September 30, 1994 and 1993, and for each of the years in the three-year period ended September 30, 1994, have been included in this Joint Proxy Statement/Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Enviroq and its subsidiaries (renamed IMA Merger Sub, Inc.) as of March 25, 1995 and March 26, 1994 and for the two-year period ended March 25, 1995 included in this Joint Proxy Statement/Prospectus and in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of Gelco and its affiliates as of December 31, 1993 and 1992 have been audited by Aldrich, Kilbride and Tatone, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS OF ITI:
Report of Independent Certified Public Accountants....................................  F-1
Consolidated Balance Sheets, December 31, 1994 and 1993...............................  F-2
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1994...................................................................  F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1994......................................................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  December 31, 1994...................................................................  F-6
Summary of Accounting Policies........................................................  F-8
Notes to Consolidated Financial Statements............................................  F-11
Consolidated Balance Sheets as of June 30, 1995 (unaudited) and December 31, 1994.....  F-30
Consolidated Statements of Operations for the six months ended June 30, 1995 and 1994
  (unaudited).........................................................................  F-32
Consolidated Statements of Cash Flows for the six months ended June 30, 1995 and 1994
  (unaudited).........................................................................  F-33
Notes to Consolidated Financial Statements (unaudited)................................  F-35
FINANCIAL STATEMENTS OF IMA:
Independent Auditors' Report..........................................................  F-41
Consolidated Balance Sheets as of September 30, 1994 and 1993.........................  F-42
Consolidated Statements of Income for the years ended September 30, 1994, 1993 and
  1992................................................................................  F-44
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  September 30, 1994, 1993 and 1992...................................................  F-45
Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1993 and
  1992................................................................................  F-46
Notes to Consolidated Financial Statements............................................  F-47
Consolidated Balance Sheets as of June 30, 1995 (unaudited) and September 30, 1994....  F-56
Consolidated Statements of Income for the nine months ended June 30, 1995 and 1994
  (unaudited).........................................................................  F-58
Consolidated Statements of Cash Flows for the nine months ended June 30, 1995 and 1994
  (unaudited).........................................................................  F-59
Notes to Consolidated Financial Statements (unaudited)................................  F-60
FINANCIAL STATEMENTS OF ENVIROQ:
Independent Auditors' Report..........................................................  F-64
Consolidated Balance Sheets as of March 25, 1995 and March 26, 1994...................  F-65
Consolidated Statements of Operations for the years ended March 25, 1995 and March 26,
  1994................................................................................  F-66
Consolidated Statements of Stockholders' Equity for the years ended March 25, 1995 and
  March 26, 1994......................................................................  F-67
Consolidated Statements of Cash Flows for the years ended March 25, 1995 and March 26,
  1994................................................................................  F-68
Notes to Consolidated Financial Statements............................................  F-69

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS OF GELCO
  INSITUFORM/NUPIPE ENTITIES:
Independent Auditors' Report..........................................................  F-80
Combined Balance Sheets as of December 31, 1993 and 1992..............................  F-81
Combined Statements of Income for the years ended December 31, 1993 and 1992..........  F-82
Combined Statements of Equity for the years ended December 31, 1993 and 1992..........  F-83
Combined Statements of Cash Flows for the years ended December 31, 1993 and 1992......  F-84
Notes to Combined Financial Statements................................................  F-85
Combined Balance Sheets as of June 30, 1994 (unaudited) and December 31, 1993.........  F-94
Combined Statements of Income for the six months ended June 30, 1994 and 1993
  (unaudited).........................................................................  F-95
Combined Statements of Equity for the six months ended June 30, 1994 and 1993
  (unaudited).........................................................................  F-96
Combined Statements of Cash Flows for the six months ended June 30, 1994 and 1993
  (unaudited).........................................................................  F-97
Notes to Combined Financial Statements (unaudited)....................................  F-98

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Insituform Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of Insituform Technologies, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP

Memphis, Tennessee
March 9, 1995

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                            (IN THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
                              ASSETS
CURRENT
  Cash and cash equivalents, restricted $3,836 and $4,082 (Note 20)....  $ 16,635     $ 15,662
  Investments in securities (Note 2)...................................     1,107          401
  Receivables (Note 3).................................................    35,243       26,126
  Costs and estimated earnings in excess of billings (Note 4)..........     6,422        3,474
  Inventories (Note 5).................................................     7,029        6,622
  Deferred income taxes (Note 17)......................................     2,807        1,919
  Prepaid expenses and miscellaneous...................................     2,496        2,733
                                                                         --------     --------
          TOTAL CURRENT ASSETS.........................................    71,739       56,937
                                                                         --------     --------
PROPERTY AND EQUIPMENT, less accumulated depreciation and amortization
  (Notes 6, 9 and 11)..................................................    29,809       24,377
                                                                         --------     --------
OTHER ASSETS
  Costs in excess of net assets of businesses acquired, less
     accumulated amortization of $3,838 and $2,126 (Note 1)............    49,995       36,538
  Patents and patent applications, less accumulated amortization of
     $1,909 and $1,553.................................................     5,606        5,180
  Investments in licensees and affiliated companies (Note 7)...........     2,033        1,978
  Deferred income taxes (Note 17)......................................     1,417        1,361
  Miscellaneous (Note 8)...............................................     1,895        2,804
                                                                         --------     --------
          TOTAL OTHER ASSETS...........................................    60,946       47,861
                                                                         --------     --------
                                                                         $162,494     $129,175
                                                                         ========     ========

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                            (IN THOUSANDS,
                                                                         EXCEPT SHARE AMOUNTS)
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to banks (Note 9)......................................  $    277     $    467
  Accounts payable and accruals (Note 10)..............................    22,760       18,689
  Income taxes payable (Note 17).......................................     3,801        1,766
  Deferred income taxes (Note 17)......................................       524          432
  Current maturities of long-term debt (Note 11).......................    11,572        6,679
                                                                         --------     --------
          TOTAL CURRENT LIABILITIES....................................    38,934       28,033
LONG-TERM DEBT, less current maturities (Note 11)......................    47,347       36,297
DEFERRED INCOME TAXES (Note 17)........................................       937          433
                                                                         --------     --------
          TOTAL LIABILITIES............................................    87,218       64,763
                                                                         --------     --------
MINORITY INTERESTS.....................................................     1,352          860
                                                                         --------     --------
REDEEMABLE PREFERRED STOCK (Note 12)...................................        --          157
                                                                         --------     --------
COMMITMENTS AND CONTINGENCIES (Notes 9, 12, 15, and 20)
COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY (Note 13):
  Preferred stock, undesignated, $.10 par -- shares authorized
     1,800,000; none outstanding.......................................        --           --
  Common stock, $.01 par -- shares authorized 25,000,000; shares
     outstanding 14,346,005 and 14,244,585.............................       143          142
  Additional paid-in capital...........................................    44,937       43,680
  Retained earnings (Notes 9 and 11)...................................    33,300       24,675
                                                                         --------     --------
                                                                           78,380       68,497
  Cumulative foreign currency translation adjustments..................    (1,270)      (1,478)
  Unrealized holding gains on investments available-for-sale (Note
     2)................................................................       438           --
  Notes receivable from affiliates (Note 14)...........................    (3,624)      (3,624)
                                                                         --------     --------
          TOTAL COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY............    73,924       63,395
                                                                         --------     --------
                                                                         $162,494     $129,175
                                                                         ========     ========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                             AMOUNTS)
REVENUES (Notes 15 and 19)
  Net sales................................................  $ 28,265     $ 27,080     $ 29,909
  Royalties and license fees...............................    10,272       10,475       12,414
  Construction contracts...................................   109,710       62,953       53,236
                                                             --------     --------     --------
Total revenues.............................................   148,247      100,508       95,559
                                                             --------     --------     --------
OPERATING COSTS AND EXPENSES
  Cost of sales............................................    17,174       15,039       18,593
  Royalty expense (Note 15)................................       223          281          352
  Cost of construction contracts...........................    77,232       44,746       40,776
  Selling, administrative and general......................    33,560       27,672       21,982
  Research and development.................................     1,509        2,718        4,349
  Merger and restructuring costs (Note 1)..................        --         (981)      14,572
                                                             --------     --------     --------
Operating costs and expenses...............................   129,698       89,475      100,624
                                                             --------     --------     --------
Operating income (loss)....................................    18,549       11,033       (5,065)
OTHER INCOME (EXPENSE)
  Interest expense.........................................    (3,152)      (1,351)        (236)
  Other (Note 16)..........................................       712          840        3,104
                                                             --------     --------     --------
Other income (expense).....................................    (2,440)        (511)       2,868
                                                             --------     --------     --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON
  INCOME...................................................    16,109       10,522       (2,197)
TAXES ON INCOME (Note 17)..................................     6,140        3,314        4,223
MINORITY INTERESTS.........................................      (584)        (408)        (248)
EQUITY IN EARNINGS OF AFFILIATED COMPANIES (Note 7)........       409          460          997
                                                             --------     --------     --------
INCOME (LOSS) FROM CONTINUING OPERATIONS...................     9,794        7,260       (5,671)
LOSS FROM DISCONTINUED OPERATIONS (Note 8).................    (1,164)      (2,465)        (540)
                                                             --------     --------     --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE...................................................     8,630        4,795       (6,211)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 17)...........        --          218           --
                                                             --------     --------     --------
NET INCOME (LOSS)..........................................  $  8,630     $  5,013     $ (6,211)
                                                             ========     ========     ========
EARNINGS (LOSS) PER SHARE OF COMMON STOCK AND COMMON STOCK
  EQUIVALENTS
  Income from continuing operations........................  $    .68     $    .51     $   (.41)
  Discontinued operations..................................      (.08)        (.17)        (.04)
  Cumulative effect of accounting change...................        --          .02           --
                                                             --------     --------     --------
  Net income (loss)........................................  $    .60     $    .35     $   (.45)
                                                             ========     ========     ========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                        TOTAL
                                                                              CUMULATIVE                                COMMON
                                                                               FOREIGN     UNREALIZED      NOTES      STOCK AND
                             COMMON STOCK     ADDITIONAL                       CURRENCY      HOLDING    RECEIVABLE      OTHER
                          ------------------   PAID-IN    RETAINED TREASURY  TRANSLATION    GAINS ON       FROM      STOCKHOLDERS'
                          NO. SHARES  AMOUNT   CAPITAL    EARNINGS  STOCK    ADJUSTMENTS   INVESTMENTS  AFFILIATES      EQUITY
                          ----------  ------  ----------  -------  --------  ------------  -----------  -----------  ------------
                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, December 31,
  1991................... 13,794,808   $138    $ 37,823   $25,885   $ (123)    $  3,029     $      --     $(3,437)     $ 63,315
Net loss for the year....         --     --          --    (6,211)      --           --            --          --        (6,211)
Issuance of common stock
  upon exercise of
  options................    133,324      1       1,227        --       --           --            --          --         1,228
Tax benefit related to
  exercise of stock
  options................         --     --         784        --       --           --            --          --           784
Issuance of affiliate
  note receivable (Note
  14)....................         --     --          --        --       --           --            --        (187)         (187)
Retirement of treasury
  stock..................     (5,000)    --        (123)       --      123           --            --          --            --
Dividends paid on
  redeemable preferred
  stock..................         --     --          --        (3)      --           --            --          --            (3)
Translation
  adjustments............         --     --          --        --       --       (4,431)           --          --        (4,431)
                          ----------  ------  ----------  -------  --------  ------------  -----------  -----------  ------------
BALANCE, December 31,
  1992................... 13,923,132    139      39,711    19,671       --       (1,402)           --      (3,624)       54,495
Net income for the
  year...................         --     --          --     5,013       --           --            --          --         5,013
Issuance of common stock
  upon exercise of
  options................    281,357      3       2,212        --       --           --            --          --         2,215
Stock issued in
  conjunction with
  acquisition (Notes 1
  and 10)................     40,096     --         500        --       --           --            --          --           500
Warrants issued with
  subordinated debt (Note
  13)....................         --     --         413        --       --           --            --          --           413
Tax benefit related to
  exercise of stock
  options................         --     --         844        --       --           --            --          --           844
Other....................         --     --          --        (9)      --          (76)           --          --           (85)
                          ----------  ------  ----------  -------  --------  ------------  -----------  -----------  ------------
BALANCE, December 31,
  1993................... 14,244,585    142      43,680    24,675       --       (1,478)           --      (3,624)       63,395
Net income for the
  year...................         --     --          --     8,630       --           --            --          --         8,630
Issuance of common stock
  upon exercise of
  options................     30,448     --         174        --       --           --            --          --           174
Stock issued in
  conjunction with
  acquisition (Notes 1
  and 10)................     70,972      1         999        --       --           --            --          --         1,000
Tax benefit related to
  exercise of stock
  options................         --     --          84        --       --           --            --          --            84
Other....................         --     --          --        (5)      --          208           438          --           641
                          ----------  ------  ----------  -------  --------  ------------  -----------  -----------  ------------
BALANCE, December 31,
  1994................... 14,346,005   $143    $ 44,937   $33,300   $   --     $ (1,270)    $     438     $(3,624)     $ 73,924
                          ==========  ======= =========   ======== ========  ============  ==========   ==========   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1994         1993         1992
                                                              -------     --------     --------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Income (loss) from continuing operations..................  $ 9,794     $  7,260     $ (5,671)
  Adjustments to reconcile net income (loss) to net cash
     provided (used) by operating activities:
     Minority interest in net income........................      584          408          248
     Provision for restructuring costs......................       --         (981)       4,905
     Depreciation and amortization..........................    7,516        6,304        3,957
     Loss on investments sold...............................       --           --          161
     Miscellaneous..........................................      311          114          206
     Deferred income taxes..................................     (615)      (1,714)         (99)
     Loss (gain) on sale of fixed assets....................      258           79         (127)
     Undistributed earnings of affiliated companies.........     (409)        (460)        (997)
     Changes in operating assets and liabilities, net of
       effect of businesses purchased (Note 1):
       Receivables..........................................   (9,887)         162           83
       Inventories..........................................      369         (307)        (696)
       Prepaid expenses and miscellaneous...................      382        1,251          (79)
       Miscellaneous other assets...........................      (59)         911         (414)
       Accounts payable and accruals........................    2,322       (7,257)         863
       Income taxes payable.................................    4,267         (504)      (1,704)
                                                              -------     --------     --------
Net cash provided by continuing operations..................   14,833        5,266          636
                                                              -------     --------     --------
Net cash used by discontinued operations....................      (99)        (940)        (492)
                                                              -------     --------     --------
Net cash provided by operating activities...................   14,734        4,326          144
                                                              -------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................   (9,019)      (5,272)      (6,073)
  Investments in licensees and affiliated companies.........      407          231         (105)
  Purchase of patents and applications......................     (811)        (332)        (489)
  Purchases of businesses, net of cash acquired (Note 1)....   (9,379)     (32,588)      (9,849)
  Proceeds on disposal of property and equipment............    1,242          540          360
  Miscellaneous other.......................................       --           --          115
                                                              -------     --------     --------
Net cash used by investing activities.......................  (17,560)     (37,421)     (16,041)
                                                              -------     --------     --------

                                                                                      Continued

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1994         1993         1992
                                                              -------     --------     --------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................  $   174     $  2,215     $  1,228
  Proceeds from long-term debt..............................    9,828       35,430           --
  Redemption of redeemable preferred stock..................     (228)          --           --
  Dividends paid by subsidiary to minority interests........     (150)         (91)        (140)
  Principal payments on long-term debt......................   (5,846)      (2,637)      (1,330)
  Increase (decrease) in short-term borrowings..............     (213)         125      (13,211)
                                                              -------     --------     --------
Net cash provided (used) by financing activities............    3,565       35,042      (13,453)
                                                              -------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................      234         (154)      (2,172)
                                                              -------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE
  YEAR......................................................      973        1,793      (31,522)
CASH AND CASH EQUIVALENTS, beginning of year................   15,662       13,869       45,391
                                                              -------     --------     --------
CASH AND CASH EQUIVALENTS, end of year......................  $16,635     $ 15,662     $ 13,869
                                                              =======     ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
CASH PAID DURING THE YEAR FOR
  Interest (net of amount capitalized)......................  $ 3,197     $  1,602     $    519
  Income taxes..............................................    1,601        2,039        6,053
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Deferred consideration for patents acquired...............       --           --          150
  Additional paid-in capital increased by reduction in
     income taxes payable for tax benefit arising from
     exercise of stock options..............................       84          844          784
  Deferred consideration for businesses acquired (Note 1)...   11,850        1,000        2,800
  Common stock issued in connection with purchase of
     business (Note 1)......................................    1,000          500           --

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                         SUMMARY OF ACCOUNTING POLICIES

INDUSTRY INFORMATION

     Insituform Technologies, Inc. (the "Company" or "ITI") provides techniques for the reconstruction of deteriorated pipelines and manholes utilizing trenchless, no dig processes, including the Insituform(R) Process and the NuPipe(R) Process, worldwide through licensees or its subsidiaries. The Company sells the materials used in these processes to many of its licensees.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including a 51% owned subsidiary, Insituform Linings, Plc., a United Kingdom company. All material intercompany balances, transactions and stockholdings are eliminated.

ACQUISITIONS AND MERGERS

     The accounts and operations of businesses acquired in exchange for common stock, and which were accounted for as poolings-of-interests, are included in the financial statements as if they had always been subsidiaries.

     The net assets of businesses acquired and accounted for using the purchase method of accounting are recorded at their fair value at the acquisition date, and the financial statements include their operations only from that date. Any excess of acquisition costs over the fair value of net assets acquired is included in the balance sheet as "Costs in excess of net assets of businesses acquired."

TAXES ON INCOME

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates. The Company considers the amount of any deferred tax asset valuation allowances on an individual subsidiary basis, considering historical and projected earnings. Deferred tax assets and liabilities are classified based upon an analysis of each taxing jurisdiction.

     U.S. and foreign income taxes are not provided on undistributed earnings of foreign subsidiaries where it is the Company's intention to indefinitely reinvest such earnings in the subsidiary's operations and not to transfer them in a taxable transaction.

FOREIGN CURRENCY TRANSLATION

     Results of operations for foreign entities are translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders' equity.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company classifies cash on hand and in savings, money market, certificates of deposit, and checking accounts, as well as other highly liquid debt securities with original maturities of 90 days or less, as cash equivalents.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

INVESTMENTS

     Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). Under FAS 115, the Company has classified investments in equity securities that have readily determinable fair values and all investments in debt securities as available-for-sale. These investments are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

     For years prior to 1994, the Company accounted for investments in marketable securities in accordance with the requirements of Statement of Financial Accounting Standards No. 12, "Accounting for Certain Marketable Securities" ("FAS 12").

     Corporate investments are carried on the equity method if the Company's ownership interest is 20% and greater, but not exceeding 50%. Investments in partnerships for which the Company's ownership interest is no greater than 50% are accounted for on the equity method. For those investments accounted for on the equity method, intercompany profits and losses are eliminated.

INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Maintenance and office supplies are not inventoried.

PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost. Depreciation and amortization on property and equipment are computed using the straight-line method for financial reporting purposes over the following estimated useful lives:

                                                                           YEARS
                                                                           -----
            Land improvements............................................     20
            Buildings and improvements...................................  10-40
            Machinery and equipment......................................   4-10
            Furniture and fixtures.......................................   3-10
            Autos and trucks.............................................   3-10

     For income tax purposes, depreciation and amortization are computed using accelerated methods over the estimated useful lives.

INTANGIBLES

     The Company amortizes any excess of cost of businesses acquired over the fair value of the net assets at dates of acquisition over periods not in excess of 25 years on the straight-line basis.

     Patent costs are amortized on a straight-line basis over 17 years. Existing patents acquired are amortized on a straight-line basis over the shorter of 17 years or the remaining life of the respective patent.

     Noncompete agreements are amortized on a straight-line basis over the term of the applicable agreements.

     The Company's management continually evaluates the market coverage and earnings capacity of its acquirees and its patented processes to determine if the unamortized balances can be recovered from their undiscounted future cash flows.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

ROYALTY REVENUES AND LICENSE FEES

     Royalty revenues are accrued as earned in accordance with the provisions of the license agreements and are recorded based upon reports submitted by the licensees. License fees are recognized as revenues when all material services have been substantially performed.

CONSTRUCTION AND INSTALLATION REVENUES

     Construction and installation revenues are recognized using the percentage-of-completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Changes in estimated total contract costs are recognized in the period they are determined. Where a contract loss is forecast, the full amount of the anticipated loss is recognized in the period the loss is determined.

STOCK OPTIONS

     Stock options are typically granted to certain officers, directors, and employees at the prevailing market price on the date of the grant. The Company generally makes no charge to earnings with respect to these options. Proceeds from the sale of common stock issued under these options are credited to common stock and additional paid-in capital at the time the options are exercised.

     With respect to non-qualified stock options, the Company recognizes a tax benefit upon exercise in an amount equal to the difference between the exercise price and the fair market value of the common stock. With respect to incentive stock options, tax benefits arising from disqualifying dispositions are generally recognized at the time of disposition. Tax benefits related to stock options are credited to additional paid-in capital.

RETIREMENT PLANS

     The Company provides a non-contributory profit sharing/voluntary contributory 401(k) plan which covers substantially all domestic employees. The Company's policy is to annually fund the retirement plan costs accrued for that year.

EARNINGS PER SHARE

     Earnings per share are computed on the basis of the weighted average number of common equivalent shares outstanding during each year and include the common and common equivalent shares issued in acquisitions of businesses accounted for as a pooling-of-interests as if such shares had been outstanding in all periods.

     Earnings per share has been computed using 14,413,985, 14,329,880 and 13,883,526 shares in 1994, 1993 and 1992, respectively, which represents the weighted average number of common and common equivalent shares required to be recognized during the respective periods. Common stock equivalents were not considered in the 1992 calculation as the effect would be anti-dilutive.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS ACQUISITIONS

     During the three-year period ended December 31, 1994, the Company completed acquisitions of four of its domestic licensees, as follows:

     Gelco Companies

     On October 21, 1994, the Company acquired all of the outstanding common stock of Gelco Services, Inc., Gelco NuPipe, Inc., GelTech Constructors, Inc. and Mar-Tech Insituform Ltd. (the "Gelco companies"), the Company's licensees of the Insituform and NuPipe processes in Oregon, Washington, Idaho, Alaska, Hawaii, Guam, northern California and northern Nevada, portions of Montana and British Columbia. In addition, the Company acquired related assets of an affiliated company. The purchase price of $18,000,000 was paid $9,000,000 in cash, together with promissory notes aggregating $9,000,000 due on the first and second anniversaries of the closing date. In addition, the Company issued promissory notes aggregating $2,850,000, representing net current liabilities (as defined) of the acquired Gelco companies to related parties and a portion of working capital at closing.

     Insituform Midwest, Inc.

     On July 26, 1993, the Company acquired the common stock and related assets of Insituform Midwest, Inc. ("Midwest"), its licensee in Indiana and portions of Illinois, Iowa and Wisconsin. The base purchase price of $14.5 million (including $750,000 in payment of a five-year non-competition agreement from the sellers), was paid $14,000,000 in cash together with 40,096 unregistered shares of the Company's Class A common stock, $.01 par value ("Common Stock"). Further, during 1994 the sellers received contingent consideration in the amount of 70,972 additional shares of Common Stock, based on the obtainment of 1993 gross contracts, as defined. The contingent consideration (valued at $1,000,000) was accounted for in 1993 as costs in excess of assets acquired.

     Naylor Industries, Inc.

     On July 14, 1993, the Company completed the acquisition of Naylor Industries, Inc. ("Naylor") for a cash purchase price of $23,550,000, including transaction costs. Naylor is the parent of Insituform Gulf South, Inc. ("IGS"), the Company's licensee in Louisiana and portions of Texas and Mississippi.

     H.T. Schneider, Inc.

     On December 31, 1992, the Company acquired all of the outstanding stock of H.T.Schneider, Inc. ("HTS"), the parent of Insituform of New England, Inc. ("INE") and NuPipe New England, Inc., the Company's licensees in New England, for $3,000,000 in cash and $2,800,000 in deferred purchase consideration (see
Note 11). The Company also (i) delivered to the seller $1,000,000, in cash, for a three-year non-competition commitment, (ii) discharged outstanding bank debt and stockholder loans and (iii) paid $200,000 to an affiliate of the seller for certain real estate used in INE's operations.

     Each of these acquisitions have been accounted for using the purchase method of accounting. Except as otherwise described, these acquisitions have been funded primarily from the proceeds of the Company's credit facility with Third National Bank in Nashville, and from working capital and the issuance of subordinated and purchase-money debt.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized over 25 years on the straight-line basis. Allocation of the purchase prices of these acquisitions is summarized as follows (in thousands):

                                                                          ALLOCATED TO
                                                        ------------------------------------------------
                                                                                               COST IN
                                            TOTAL                    PROPERTY                 EXCESS OF
                                           PURCHASE     WORKING        AND         OTHER      NET ASSETS
                                            PRICE       CAPITAL     EQUIPMENT      ASSETS      ACQUIRED
                                           --------     -------     ----------     ------     ----------
Year ended December 31, 1994:
  Gelco Companies........................  $ 21,613     $2,209        $3,003       $1,349      $ 15,052
Year ended December 31, 1993:
  Naylor.................................    23,550      5,664         3,058         (247)       15,075
  Midwest................................    15,790      2,533         3,096           84        10,077
Year ended December 31, 1992:
  HTS....................................     7,166        180           863          682         5,441

     The following table presents summarized consolidated unaudited pro forma results of operations for 1994, 1993 and 1992 as if the Gelco acquisition had occurred at the beginning of 1993 and the Naylor, Midwest and HTS acquisitions had occurred at the beginning of 1992. These pro forma results are provided for comparative purposes only and do not purport to be indicative of the results which would have been obtained if these acquisitions had been effected on the dates indicated or which may be obtained in the future.

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Total revenues.............................................  $164,078     $129,741     $135,067
Income (loss) from continuing operations...................    10,957        5,946       (6,122)
Income (loss) from continuing operations per common and
  common equivalent share..................................       .76          .41         (.44)

     Insituform Group Limited

     On December 9, 1992, the Company, through its wholly-owned subsidiary, INA Acquisition Corp., completed the acquisition (the "IGL Acquisition") of Insituform Group Limited ("IGL"), in which the Company issued an aggregate of 5,859,181 shares of Common Stock to prior holders of IGL's ordinary shares (other than the Company).

     The IGL Acquisition has been accounted for using the pooling-of-interests method of accounting, and accordingly, the accompanying consolidated financial statements give retroactive effect to the acquisition, as if the companies had always operated as a single entity.

     Costs related to the IGL Acquisition of $9,667,000 were charged to expense, primarily during the fourth quarter of 1992. (See Note 17 for information regarding the related impact on taxes on income.) The Company also recorded a pre-tax charge of $4,905,000 for restructuring costs for asset-related writeoffs, lease termination provisions and personnel related costs in the fourth quarter of 1992.

2.  SECURITIES AVAILABLE-FOR-SALE

     Effective January 1, 1994, the Company adopted FAS 115. The adoption of FAS 115 changes the Company's method of accounting for investments in equity securities from the lower of cost or market method

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES previously used under FAS 12 to a fair value approach, with the unrealized holding gains and losses reported, net of income taxes, as a separate component of stockholders' equity. The effect of this accounting change at January 1, 1994 was to recognize as a separate component of stockholders' equity an unrealized holding gain, net of tax effect, of $495,000. The cost of these investments is $401,000. Except for this adjustment, the application of this statement had no material effect on the 1994 consolidated financial statements.

     Investments in securities available-for-sale consist principally of a 7.6% investment in ENVIROQ Corporation, the parent of the Company's licensee in the southeastern United States.

3.  RECEIVABLES

     Receivables consist of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
    Trade, less allowance for possible losses of $638 and $495.......  $29,002     $19,805
    Retainage under construction contracts (Note 4)..................    6,167       4,248
    Refundable income taxes..........................................       74       2,073
                                                                       -------     -------
    Receivables......................................................  $35,243     $26,126
                                                                       =======     =======

     Activity in the allowance for possible losses is summarized as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1994      1993      1992
                                                                 -----     -----     -----
    Balance, at beginning of period............................  $ 495     $ 456     $ 702
    Charged to expense.........................................    575       106       259
    Increase resulting from business acquisitions..............     --       212        36
    Uncollected balances written off, net of recoveries........   (432)     (279)     (541)
                                                                 -----     -----     -----
    Balance, at end of period..................................  $ 638     $ 495     $ 456
                                                                 =====     =====     =====

4.  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings on uncompleted contracts consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Costs incurred on uncompleted contracts........................  $ 44,388     $ 18,355
    Estimated earnings.............................................    14,409        9,269
                                                                     --------     --------
                                                                       58,797       27,624
    Less billings to date..........................................   (53,487)     (24,496)
                                                                     --------     --------
                                                                     $  5,310     $  3,128
                                                                     ========     ========
    Included in the accompanying balance sheets under the following captions:
      Costs and estimated earnings in excess of billings...........  $  6,422     $  3,474
      Billings in excess of costs and estimated earnings on
         uncompleted contracts (see Note 10).......................    (1,112)        (346)
                                                                     --------     --------
                                                                     $  5,310     $  3,128
                                                                     ========     ========

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

5.  INVENTORIES

     Inventories are summarized as follows (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Finished products..............................................  $    765     $    996
    Work-in-process................................................       418          690
    Construction materials.........................................     3,153        1,433
    Raw materials..................................................     2,693        3,503
                                                                     --------     --------
    Inventories....................................................  $  7,029     $  6,622
                                                                     ========     ========

6.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    Land and land improvements.....................................  $  1,249     $  1,376
    Buildings and improvements.....................................     7,887        7,732
    Machinery and equipment........................................    28,544       22,104
    Furniture and fixtures.........................................     3,969        3,417
    Autos and trucks...............................................     3,026        2,550
    Construction in progress.......................................     1,809          700
                                                                     --------     --------
                                                                       46,484       37,879
    Less accumulated depreciation..................................   (16,675)     (13,502)
                                                                     --------     --------
    Net property and equipment.....................................  $ 29,809     $ 24,377
                                                                     ========     ========

7.  INVESTMENTS IN LICENSEES AND AFFILIATED COMPANIES

     Investments in licensees and affiliated companies, all of which are accounted for on the equity method, consist of the following (in thousands):

                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1994       1993
                                                                             ------     ------
Partnership interests:
  Midsouth Partners (15%)..................................................  $  466     $  319
  Enhansco Joint Venture (50%).............................................     383        625
Corporations:
  Insituform Brochier Rohrsanierungstechnik GmbH (33%).....................     823        899
  KA-TE Insituform AG (50%)................................................     244        120
  N.V. K -- Insituform S.A. (50%)..........................................     117         15
                                                                             ------     ------
Investments in licensees and affiliated companies..........................  $2,033     $1,978
                                                                             ======     ======

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Summary unaudited combined financial data of the companies accounted for on the equity method are as follows (in thousands):

                                                                 1994        1993        1992
                                                                -------     -------     -------
Current assets................................................  $13,226     $12,858     $11,766
Noncurrent assets.............................................    4,176       3,603       7,534
                                                                -------     -------     -------
Total assets..................................................   17,402      16,461      19,300
                                                                -------     -------     -------
Current liabilities...........................................   10,388      10,696       8,763
Noncurrent liabilities........................................      527         369         132
                                                                -------     -------     -------
Total liabilities.............................................   10,915      11,065       8,895
                                                                -------     -------     -------
Net assets....................................................  $ 6,487     $ 5,396     $10,405
                                                                =======     =======     =======
Revenues......................................................  $42,745     $32,904     $38,284
                                                                =======     =======     =======
Gross profit..................................................  $14,102     $11,688     $14,456
                                                                =======     =======     =======
Net income....................................................  $ 1,602     $ 1,336     $ 3,690
                                                                =======     =======     =======
Company's interest:
  Share in net assets.........................................  $ 1,799     $ 1,563     $ 1,836
                                                                =======     =======     =======
  Share in net income.........................................  $   409     $   460     $   997
                                                                =======     =======     =======

     Enhansco Joint Venture

     In March 1995, the Company sold its interest in the Enhansco Joint Venture to its partner for $400,000, one-half of which is due three years after closing.

8.  DISCONTINUED OPERATIONS

     On December 30, 1993, the Company adopted a plan to discontinue the operation of its division engaged in the off-site rehabilitation of downhole tubulars for the oil and gas industry. The Company was unable to sell the business during 1994. As a result, the Company has decided to liquidate the division's assets, and during the fourth quarter a provision was made to write down the assets to their estimated liquidation values and accrue the estimated costs of closing the operation.

     The loss from discontinued operations includes the following amounts (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                   1994        1993       1992
                                                                  -------     -------     -----
Loss from operations (less applicable income tax benefits of $0,
  $592, and $278)...............................................  $    --     $(1,145)    $(540)
Estimated loss on disposal, including a provision of $1,427 and
  $585, respectively, for losses during the phase-out period
  (less applicable income tax benefits of $627 and $680)........   (1,164)     (1,320)       --
                                                                  -------     -------     -----
                                                                  $(1,164)    $(2,465)    $(540)
                                                                  =======     =======     =====

     The division's revenues for the years ended December 31, 1994, 1993 and 1992 were $1,137,000, $1,889,000 and $216,000, respectively. The assets and liabilities of the discontinued operations have been

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES reclassified on the balance sheet and principally consist of property and equipment, patents, inventory and accrued losses during the phase-out period. At December 31, 1993, net assets of discontinued operations of $566,000 are included in miscellaneous other assets. Net liabilities of $500,000 at December 31, 1994 are included in accounts payable and accruals.

9.  LINES OF CREDIT

     IGL Canada and its subsidiary, Neptune Coring, Ltd., have obtained lines of credit facilities aggregating C$3,900,000 (US$2,780,000) with Alberta Treasury Branches ("ATB") which bear interest at ATB's prime rate (8.0% at December 31, 1994) plus 1/2%, are available through August 1995, and are collateralized by an interest in the assets of IGL Canada (totaling C$17,079,000 [US$12,176,000] at December 31, 1994). Outstanding balances under the lines were C$389,000 (US$277,000) at December 31, 1994. No balance was outstanding at December 31, 1993.

     Insituform Permaline Ltd. ("Permaline") has a line of credit and overdraft facility of L700,000 (US$1,095,000) with National Westminster Bank Plc ("NatWest") which bears interest at NatWest's base rate (6.25% at December 31, 1994) plus 2.0%, is available through January 1995, and is secured by Permaline's real property and the Company's guarantee. At December 31, 1994, no amounts were outstanding under this facility.

     Insituform Japan KK ("Japan") also has a line of credit facility of Y80,000,000 (US$832,000) with Fuji Bank which bears interest at Fuji Bank's base rate (3.50% at December 31, 1994) and is available through December 1995. At December 31, 1994, no amounts were outstanding under this facility.

10.  ACCOUNTS PAYABLE AND ACCRUALS

     Accounts payable and accruals consist of (in thousands):

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------     -------
Accounts payable -- trade................................................  $ 8,699     $ 8,353
Compensation.............................................................    2,887       1,119
Accrual for pending litigation and claims (Note 20)......................    1,941       2,082
Billings in excess of costs and earnings (Note 4)........................    1,112         346
Bank overdrafts..........................................................    1,020         482
Warranty accrual.........................................................      925         356
Restructuring (Note 1)...................................................      685       1,365
Contingent consideration to former owners (Note 1).......................       --       1,000
Miscellaneous (Note 8)...................................................    5,491       3,586
                                                                           -------     -------
Accounts payable and accruals............................................  $22,760     $18,689
                                                                           =======     =======

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

11.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994        1993
                                                                          --------     -------
Long-term debt:
  Third National Bank credit facility...................................  $ 35,211     $30,000
  8.5% senior subordinated note, payable in $1,000,000 installments annually each July 1998 through 2001, with the entire remaining balance due in July 2002 with interest quarterly (net of
     unamortized discount of $329 and $388).............................     4,671       4,612
  Industrial revenue bond, payments ranging from $75,000 to $170,000 through January 2004, with interest at 90% of prime (prime was 8.5%
     at December 31, 1994)..............................................     3,941       4,306
  Industrial development bond, quarterly principal payments ranging from
     $21,000 to $51,000 through January 2003, with interest at
     approximately 79% of prime (prime was 8.5% at December 31, 1994)...     1,107       1,203
Deferred purchase consideration:
  Promissory notes to former shareholders, payable $5,000,000 in October
     1995 with balance due October 1996, interest payable quarterly at lesser of prime (currently 8.5%) or LIBOR + 2.75%, secured by
     pledge of assets of the acquired companies.........................     9,000          --
  Promissory notes payable to affiliates of former shareholders of Gelco companies, payable in two equal installments in October 1996 and
     1997, with interest payable quarterly at lesser of prime or LIBOR +
     2.75%..............................................................     2,850          --
  Obligation, secured by stand-by letter of credit, due December 31,
     1994, with interest at prime.......................................     1,050       1,050
  Other notes...........................................................     1,089       1,805
                                                                          --------     -------
                                                                            58,919      42,976
Less current maturities.................................................   (11,572)     (6,679)
                                                                          --------     -------
Long-term debt..........................................................  $ 47,347     $36,297
                                                                          ========     =======

     In July 1993, the Company obtained from Third National a credit facility initially providing for advances of up to $30,000,000. Borrowings under this facility bear interest, payable quarterly at the lesser of (i) Third National's prime rate (8.5% at December 31, 1994) or (ii) 2.75% above the 30-day adjusted London Inter-Bank Offer Rate ("LIBOR") (or subsequent to December 31, 1994, at 2.25% above LIBOR if the Company maintains certain financial ratios). Quarterly principal payments of $1,072,000 are required with the remaining principal due December 31, 1997. This facility is guaranteed by certain of the Company's domestic subsidiaries and was utilized to fund the acquisitions of Naylor and Midwest (see Note 1).

     In August 1994, the Third National Bank agreement was amended to provide for an increase in the facility of up to $12,000,000 (as later reduced). Borrowings under this increased facility bear interest, payable monthly through August 1995 and, thereafter, together with each principal payment, in accordance with the same terms as the $30,000,000 facility. Additional quarterly principal payments of $339,000 are required to commence in September 1995. This increased facility was utilized to fund the acquisition of the Gelco companies (see Note
1).

     Under the terms of the Third National Bank agreement, the Company is required to comply with covenants restricting the distribution of dividends, purchase of additional investments, and incurrence of additional debt. Essentially all of the Company's retained earnings at December 31, 1994 are restricted under such covenants.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     The 8.5% senior subordinated note is subordinated in right to the Company's bank and other institutional financing and to deferred consideration incurred in connection with business acquisitions. As discussed in Note 13, warrants to purchase 350,877 unregistered shares of Common Stock were also issued to the lender. The note is prepayable at the Company's option after July 1995, at premiums until July 1998 ranging from 3% to 1% of the amount prepaid, and is subject to defeasance in certain circumstances. The subordinated note also restricts the Company's ability to pay dividends and repurchase outstanding common stock.

     The industrial revenue bond may be called by the holder, an institutional purchaser, in 1999 or each year thereafter until maturity. Property and equipment with a net book value of approximately $3,500,000 is pledged to collateralize these bonds. These bonds also restrict the Company's ability to pay dividends.

     Principal payments required to be made for each of the next five years and thereafter are summarized as follows (in thousands):

                      YEAR ENDING
                      DECEMBER 31,                                  AMOUNT
                ---------------------                               -------
                1995.............................................   $11,572
                1996.............................................    11,915
                1997.............................................    27,064
                1998.............................................     1,546
                1999.............................................       603
                After 1999.......................................     6,219
                                                                     -------
                Total............................................   $58,919
                                                                     =======

12.  REDEEMABLE PREFERRED STOCK

     The Board of Directors has designated 200,000 shares of the Company's preferred stock as Series C cumulative, non-voting preferred stock. Each share carries a semi-annual dividend rate of $5.40 and is redeemable five years after issuance for $200 per share, plus any accrued but unpaid dividends. In October 1994, all outstanding shares were redeemed and retired (see Note 15). At December 31, 1994, no shares of Series C preferred stock were outstanding.

13.  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

     The Company has granted stock options to certain officers, directors, employees and other stockholders. The exercise price is typically the fair market value on the date the option is granted. Options generally expire up to five years from the date of grant. Options to purchase 300,000 shares, issued to the Company's chief executive officer, are exercisable 50,000 at the date of grant and the remainder commencing three years from the grant date.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Changes in options outstanding are summarized as follows:

                                                                               OPTION PRICE
                                                                                PER SHARE
                                                                 SHARES             $
                                                               ----------     --------------
    BALANCE, December 31, 1991...............................   1,017,716     2.875-19.125
    Granted..................................................     176,490     9.23 -10.36
    Exercised................................................    (133,324)    3.625-19.125
    Cancelled................................................    (133,977)    3.625-19.125
                                                               ----------     --------------
    BALANCE, December 31, 1992...............................     926,905     2.875-19.125
    Granted..................................................     712,885     9.68 -25.00
    Exercised................................................    (281,357)    3.625-19.125
    Cancelled................................................     (29,935)    3.625-25.00
                                                               ----------     --------------
    BALANCE, December 31, 1993...............................   1,328,498     2.875-25.00
    Granted..................................................     187,600     13.31-14.125
    Exercised................................................     (30,448)    3.625- 8.125
    Cancelled................................................    (199,900)    2.875-25.00
                                                               ----------     --------------
    BALANCE, December 31, 1994...............................   1,285,750     3.625-25.00
                                                                =========     ============

     At December 31, 1994, 2,259,627 shares of Common Stock were reserved pursuant to stock options and warrants. Options for 898,071 shares were currently exercisable.

     In July 1993, the Company issued to Hanseatic Corporation warrants to purchase 350,877 unregistered shares of Common Stock in connection with the issuance of subordinated debt (see Note 11). The warrants are exercisable at $14.25 per share and expire on July 26, 1998. Paul Biddelman, a director of the Company, is Treasurer of Hanseatic.

14.  NOTES RECEIVABLE FROM AFFILIATES

     On July 3, 1992, ITI, Ringwood Limited ("Ringwood"), Parkwood Limited ("Parkwood") and Douglas K. Chick and Brian Chandler entered into an agreement whereby Messrs. Chick and Chandler and Ringwood executed a secured non-recourse promissory note in the amount of $3,624,000 which bears interest at Citibank's prime rate plus 2 1/2% (11.0% at December 31, 1994) and is due July 3, 1995. As security for the note, Ringwood and Messrs. Chick and Chandler have pledged to ITI 255,801 shares of ITI's stock beneficially owned by them. Messrs. Chandler and Chick are directors of ITI.

15.  LICENSEES

     The Company markets the Insituform Process and the NuPipe Process in selected territories by utilization of licensees.

     The Insituform Process license agreements require royalty payments based upon 5% to 9% (generally 8% in the U.S.) of the gross contract price, as defined, often with varying minimum annual royalties. In the event any domestic licensee has, for any year, produced to the Company an acceptable plan for marketing and sales penetration, minimum royalties otherwise established for such year may be waived, subject to the achievement of performance objectives established with respect to the utilization of the Company's trenchless rehabilitation processes.

     In addition to an initial license fee, the NuPipe Process license agreements require continuing royalty payments based upon 6.75% to 8% of the gross contract price, as defined.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     The former stockholders of NuPipe, Inc. were entitled to receive 35% of the royalty income collected by the Company in connection with the NuPipe technology acquired by the Company in 1988. In March 1995, the Company exercised an option, granted in October 1994, to acquire such parties' interest in such payments in exchange for issuance of the Company's promissory notes aggregating $1,000,000. The notes are payable in quarterly installments over three years and bear interest at 5.4% per annum.

16.  OTHER INCOME (EXPENSE)

     Other income (expense) is comprised of the following (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                                                    --------------------------
                                                                    1994      1993       1992
                                                                    -----     -----     ------
Investment income.................................................  $ 959     $ 824     $1,925
Foreign currency transaction gain.................................     97        58        924
Costs associated with abandoned common stock offering.............     --      (276)        --
Miscellaneous.....................................................   (344)      234        255
                                                                    -----     -----     ------
                                                                    $ 712     $ 840     $3,104
                                                                    =====     =====     ======

17.  TAXES ON INCOME

     Effective January 1, 1993, the Company adopted FAS 109. As permitted by FAS 109, the Company has elected to not restate prior periods' consolidated financial statements. Except for the cumulative effect of the accounting change of $218,000, or $.02 per share, the application of this statement had no material effect on the 1993 results of operations.

     Deferred federal income taxes are not provided on the unremitted earnings of foreign subsidiaries since it has been the practice and is the intention of the Company to continue to reinvest these earnings in the business outside the United States. The cumulative amount of unremitted foreign earnings at December 31, 1994 was approximately $6,900,000. It is not practicable to estimate the amount of the unrecognized deferred tax liability on such earnings.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Net deferred tax assets consisted of the following (in thousands) at December 31:

                                                                            1994        1993
                                                                           -------     -------
Deferred income tax assets:
  Net operating loss carryforwards.......................................  $ 4,924     $ 5,097
  Foreign tax credit carryforwards.......................................    1,397         680
  Accrued compensation...................................................      594         123
  Inventory valuation....................................................      241         139
  Accrual for pending litigation and claims..............................      738         791
  Estimated loss on disposal of discontinued operation...................      880         680
  Warranty accrual.......................................................      433          72
  Other..................................................................      254         196
                                                                           -------     -------
Gross deferred income tax assets.........................................    9,461       7,778
Valuation allowance......................................................   (3,404)     (2,335)
                                                                           -------     -------
Total deferred income tax assets.........................................    6,057       5,443
                                                                           -------     -------
Deferred income tax liabilities:
  Depreciation...........................................................   (2,445)     (2,206)
  Deferred revenue.......................................................     (431)       (502)
  Unrealized holding gains on investments, available-for-sale............     (268)         --
  Other..................................................................     (150)       (320)
                                                                           -------     -------
Total deferred income tax liabilities....................................   (3,294)     (3,028)
                                                                           -------     -------
Net deferred income tax assets...........................................  $ 2,763     $ 2,415
                                                                           =======     =======

     Income (loss) from continuing operations before taxes on income is as follows (in thousands):

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1993        1992
                                                                -------     -------     -------
Domestic......................................................  $15,096     $11,280     $ 2,610
Foreign.......................................................    1,013        (758)     (4,807)
                                                                -------     -------     -------
Totals........................................................  $16,109     $10,522     $(2,197)
                                                                =======     =======     =======

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Provisions for taxes on income from continuing operations consist of the following components (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1994       1993       1992
                                                                   ------     ------     ------
Current:
  Federal........................................................  $4,887     $2,024     $1,800
  Foreign........................................................     914      1,226      1,582
  State..........................................................     670        254        156
                                                                   ------     ------     ------
                                                                    6,471      3,504      3,538
                                                                   ------     ------     ------
Current tax benefit related
  to exercise of stock options...................................      84        844        784
                                                                   ------     ------     ------
Deferred:
  Federal........................................................    (454)      (473)       310
  Foreign........................................................     127       (162)      (386)
  State..........................................................     (88)        24        (23)
  Adjustments to beginning of year valuation allowance...........      --       (423)        --
                                                                   ------     ------     ------
                                                                     (415)    (1,034)       (99)
                                                                   ------     ------     ------
Total taxes on income............................................  $6,140     $3,314     $4,223
                                                                   ======     ======     ======

     The effective tax rate was different than the U.S. federal statutory tax rate. The following summary reconciles taxes at the maximum U.S. federal statutory tax rate with the effective rates:

                                                                       YEAR ENDED DECEMBER 31,
                                                                      -------------------------
                                                                      1994     1993      1992
                                                                      ----     ----     -------
Income taxes at U.S. federal statutory tax rate.....................  34.0%    34.0%       34.0%
Increase (decrease) in taxes resulting from:
  State income taxes, net of federal income tax benefit.............   2.4      2.3        (6.5)
  Effect of foreign income taxed at foreign rates...................   0.1     (0.8)        9.3
  Tax amortization of intangibles...................................  (4.9)    (7.2)         --
  Tax benefit not currently recognizable on losses of
     subsidiaries...................................................   0.8      3.1       (66.5)
  Merger costs capitalized for tax purposes.........................    --       --      (148.4)
  Merger-related taxes..............................................    --       --       (16.4)
  Utilization of net operating losses...............................    --     (4.0)       14.3
  Other items.......................................................   5.7      4.1       (12.0)
                                                                      ----     ----     -------
Total taxes on income...............................................  38.1%    31.5%     (192.2)%
                                                                      ====     ====     =======

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Certain of the Company's subsidiaries have available tax operating loss carryforwards utilizable to the extent of such subsidiaries' future taxable income as follows:

                                                                                             EXPIRATION
                      SUBSIDIARY                         JURISDICTION                           DATE
-------------------------------------------------------  ------------         AMOUNT         ----------
                                                                          --------------
                                                                          (IN THOUSANDS)
Insituform California, Inc. ...........................   US                  $1,938            1995 to
                                                                                                   1999
H.T. Schneider, Inc. ..................................   US                  $1,206               2007
NuPipe, Ltd. ..........................................   UK                  $4,776         Indefinite
Insituform Permaline Limited...........................   UK                  $3,276         Indefinite
Insituform Technologies Ltd. ..........................   UK                  $1,108         Indefinite
Insituform Technical Services, Ltd. ...................   UK                  $  925         Indefinite
Insituform Overseas Limited............................   UK                  $  155         Indefinite
Drain 2000 Ltd. .......................................   UK                  $   51         Indefinite
IGL Canada Limited.....................................   Canada              $  683            1997 to
                                                                                                   2000
Mar-Tech Insituform Ltd. ..............................   Canada              $   69               1999

18.  MAJOR CUSTOMER

     In 1994, the City of Houston, Texas accounted for 11.6% of total revenues. No customer provided 10% of the Company's revenues in 1993 or 1992.

19.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company's continuing operations include the following reportable segments:

     "Pipeline Technology" -- includes licensing, selling and servicing trenchless, onsite pipeline reconstruction technology and products.

     "Construction" -- includes the installation of trenchless pipeline reconstruction materials as well as nontrenchless pipeline construction.

     Operating profit (loss) by business segment and by geographic area are defined as revenues less operating costs and expenses. Income and expense not allocated to business segments or geographic areas include investment income and corporate expenses.

     Identifiable assets are those assets used exclusively in the operations of each business segment or geographic area, or which are allocated, when used jointly. Corporate assets are principally comprised of cash equivalents and investments.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Financial information by industry segment is as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1994         1993        1992
                                                              --------     --------     -------
PIPELINE TECHNOLOGY
  Revenues:
     Unaffiliated companies.................................  $ 38,537     $ 37,555     $42,323
     Intersegment...........................................    27,895       17,224       7,908
                                                              --------     --------     -------
  Total revenues............................................    66,432       54,779      50,231
                                                              --------     --------     -------
  Operating income..........................................    25,582       17,066       4,317
  Identifiable assets.......................................    25,020       27,195      32,542
  Capital expenditures......................................       950          709       1,069
  Depreciation and amortization.............................     1,465        1,387       2,036
CONSTRUCTION
  Revenues..................................................  $109,710     $ 62,953     $53,236
  Operating income (loss)...................................     1,289       (2,003)       (534)
  Identifiable assets.......................................   116,699       84,862      41,091
  Capital expenditures......................................     7,981        4,011       4,168
  Depreciation and amortization.............................     5,656        4,295       1,299
ELIMINATIONS AND CORPORATE ITEMS
  Revenues..................................................  $(27,895)    $(17,224)    $(7,908)
  Operating loss............................................    (8,322)      (4,030)     (8,848)
  Identifiable assets.......................................    20,775       17,118      13,746
  Capital expenditures......................................        88          552         836
  Depreciation and amortization.............................       395          622         622
CONSOLIDATED
  Revenues..................................................  $148,247     $100,508     $95,559
  Operating income (loss)...................................    18,549       11,033      (5,065)
  Identifiable assets.......................................   162,494      129,175      87,379
  Capital expenditures......................................     9,019        5,272       6,073
  Depreciation and amortization.............................     7,516        6,304       3,957
Financial information by geographic area is as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1994         1993        1992
                                                              --------     --------     -------
UNITED STATES
  Revenues:
     Unaffiliated companies.................................  $104,061     $ 61,325     $39,216
     Between geographic areas...............................    23,476       11,830       6,974
                                                              --------     --------     -------
  Total revenues............................................   127,537       73,155      46,190
                                                              --------     --------     -------
  Operating income..........................................    16,782       12,476       6,258
  Identifiable assets.......................................   130,658       98,453      41,576

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
CANADA
  Revenues:
     Unaffiliated companies................................  $ 19,934     $ 18,915     $ 30,457
     Between geographic areas..............................     1,190          967           92
                                                             --------     --------     --------
  Total revenues...........................................    21,124       19,882       30,549
                                                             --------     --------     --------
  Operating income.........................................       496          492          120
  Identifiable assets......................................    13,521       11,798       13,604
EUROPE, ASIA AND AUSTRALIA
  Revenues:
     Unaffiliated companies................................  $ 24,252     $ 20,268     $ 25,886
     Between geographic areas..............................     3,063        4,427          842
                                                             --------     --------     --------
  Total revenues...........................................    27,315       24,695       26,728
                                                             --------     --------     --------
  Operating income (loss)..................................     9,883        2,095       (2,595)
  Identifiable assets......................................    13,438       13,533       21,068
ELIMINATIONS AND CORPORATE ITEMS
  Revenues:
     Between geographic areas..............................  $(27,729)    $(17,224)    $ (7,908)
  Operating loss...........................................    (8,612)      (4,030)      (8,848)
  Identifiable assets......................................     4,877        5,391       11,131
CONSOLIDATED
  Revenues.................................................  $148,247     $100,508     $ 95,559
  Operating income (loss)..................................    18,549       11,033       (5,065)
  Identifiable assets......................................   162,494      129,175       87,379

20.  COMMITMENTS AND CONTINGENCIES

     A.  LEASES

     The Company leases a number of its administrative operations facilities under noncancellable operating leases expiring at various dates through 2020. In addition, the Company also leases certain construction and automotive equipment on a multi-year, monthly, or daily basis. Rent expense under all operating leases for 1994, 1993 and 1992 was $3,326,000, $1,599,000 and $2,002,000,
respectively.

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

     At December 31, 1994, the future minimum lease payments required under the noncancellable operating leases were as follows (in thousands):

                                                                     MINIMUM
                                                                      LEASE
                YEAR ENDING DECEMBER 31,                             PAYMENTS
                ------------------------                             --------
                     1995........................................    $ 2,167
                     1996........................................      1,905
                     1997........................................      1,622
                     1998........................................      1,285
                     1999........................................      1,023
                     After 1999..................................      8,040
                                                                     -------
                     Total.......................................    $16,042
                                                                     =======

     B.  EMPLOYMENT AGREEMENTS

     The Company and certain of its subsidiaries have employment contracts with various officers with remaining terms ranging from six months to four years at amounts approximating their current levels of compensation. The companies' minimum aggregate commitment at December 31, 1994 under such contracts is approximately $3,647,000.

     C.  LITIGATION

     A shareholder of the Company has filed an action in the United States District Court for the Western District of Tennessee against the Company and one former and one current officer alleging various misstatements and omissions, relating to, among other things, acquisition and restructuring costs arising from the IGL Acquisition in December 1992, in public disclosures by the Company during the period from October 28, 1992 to May 12, 1993 in violation of, among other things, Rule 10b-5 under the Securities Exchange Act of 1934. The plaintiff seeks to maintain the action as a class action on behalf of all purchasers of the Company's Common Stock during such period and to recoup damages in an unspecified amount. On September 30, 1994, the court ruled on the Company's motion to dismiss the first amended complaint, granting in part and denying in part the Company's motion. The Court further granted plaintiffs leave to amend their complaint insofar as defective from a pleading perspective. The Company has filed an answer to the complaint as so amended, denying its material allegations. Plaintiff's motion for class certification has been fully briefed and the motion is pending before the court. The court has entered a scheduling order which establishes a trial date in November 1995. Plaintiff's counsel has recently tendered a settlement proposal entailing a sum which could be material to the Company's consolidated financial statements. Although the Company has rejected the proposal, settlement discussions are continuing. While it is not possible to render an opinion as to the outcome of this litigation or its effect on the Company's consolidated financial statements, and notwithstanding the Company's consideration of a settlement of the litigation upon reasonable financial terms, the Company continues to believe that, it has defenses to the plaintiff's claim that are well grounded in fact and law, and, based upon such belief, does not currently anticipate any material adverse effect from this litigation on the financial position of the Company.

     Prior to its acquisition by the Company, Naylor sold all of the common stock of Naylor Industrial Services, Inc. ("NISI"), which provided industrial cleaning services to refineries and chemical and petrochemical manufacturing plants. As part of such sale, Naylor agreed to indemnify the purchaser for certain pending or threatened litigation claims that were known to Naylor as of the date of sale. Among other matters, NISI is one of approximately 181 defendants in approximately 3,029 plaintiff cases, collectively known as the Lone Star Steel litigation, pending in Morris County, Texas, in which plaintiffs allege

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES unspecified damages against defendants, who supplied services or products to Lone Star Steel over a period in excess of 40 years, arising from the alleged exposure of Lone Star's workers to toxic and hazardous circumstances.

     Naylor, among approximately 210 other parties, has been served with a third party complaint by McDermott, Inc. ("McDermott") in a class action filed by more than 1,200 plaintiffs (on behalf of a potential class of over 8,000 plaintiffs) against 84 defendants, including McDermott. Plaintiffs seek damages resulting from alleged exposure to an escape of hazardous substances from an oil reclamation facility. McDermott's third party complaints seek, among other things, clean-up costs under the Comprehensive Environmental Response, Compensation and Liability Act and tort contribution and indemnity. Based on available facts, it appears that McDermott has substantial defenses to plaintiff's claims, and it is probable that Naylor's exposure is limited to a pro rata or proportionate share of McDermott's liability, if any.

     The financial statements include the estimated amounts of liabilities that are likely to be incurred from these and various other pending Naylor litigation and claims.

     The Company is involved in certain additional litigation incidental to the conduct of its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company's financial position or results of operations.

     D.  RETIREMENT PLANS

     The Company and certain domestic subsidiaries maintain profit sharing/401(k) plans which cover substantially all eligible domestic employees. Company profit sharing contributions are discretionary. Under the terms of its 401(k) features, the Plan also provides for the Company to contribute 50% of the participating employee's contribution, subject to limitation. Certain recently acquired domestic subsidiaries have continued to maintain their pre-existing profit sharing plans until such time as their employees can be added to the Company's Plan. Total contributions to the domestic plans were $715,000, $535,000 and $321,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

     In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 1994, 1993 and 1992 were $125,000, $197,000 and $225,000, respectively.

     E.  OTHER

     Guarantees have been issued by the Company in support of its subsidiaries as described in the following paragraphs.

     Naylor has outstanding letter of credit commitments totaling $2,700,000 from Texas Commerce Bank to its insurance carriers. Cash equivalents totaling $2,877,000 are pledged to secure these commitments at December 31, 1994.

     At December 31, 1994, Insituform Permaline has outstanding performance bonds aggregating L204,264 (US$320,000).

     In November 1991, the Company, through its subsidiary, Pipe Rehab International, Inc., acquired certain patents and patent applications from Plastic Lining Systems, Inc. ("PLS"). Under terms of the purchase agreement, as amended in April 1994, subsequent to an initial grace period, the Company agreed to pay PLS amounts ranging from 10% to 15% of royalties imposed on the Company's licensees for certain uses of the technology purchased under the agreement and 5% to 10% of initial license fees for use of the assets purchased. The Company incurred no royalty expense under this agreement in 1994, 1993 or 1992. Subsequent to such grace period, payments will also be made to PLS based on the footage, or diameter inch per linear foot, of pipe lined using the purchased technology at graduated rates ranging from $.04 to $.20, and

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

3% to 5% of net sales of certain product manufactured by the Company in each case for 15 years or the expiration of the patents, whichever is later.

21.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments bearing a variable interest rate, it is presumed that recorded book values are reasonable estimates of fair value. For all other financial instruments, the following methods and assumptions are used to estimate fair values:

     CASH AND CASH EQUIVALENTS, RECEIVABLES, ACCOUNTS PAYABLE AND ACCRUED EXPENSES -- Recorded book values are a reasonable estimate of fair value.

     INVESTMENTS IN SECURITIES -- Quoted market prices for the specific instruments owned, or for similar securities, are used to determine estimated fair value.

     LONG-TERM DEBT -- Current market values for debt instruments with fixed interest rates are estimated based on borrowing rates currently available to the Company for loans with similar terms. At December 31, 1994, the estimated fair value of debt instruments with fixed interest rates was approximately $4,200,000 as compared with carrying value of such instruments of $4,671,000.

     The remaining assets and liabilities of the Company are not considered financial instruments and have not been valued differently than is customary under historical cost accounting.

22.  SUBSEQUENT EVENTS

     On February 16, 1995, the Company acquired 66% of the common stock of Insituform France, S.A., a newly formed subsidiary of its former French licensee, for FF7,400,000 (US$1,463,000).

                 INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

23.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        1ST         2ND         3RD         4TH
                                                      -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended December 31, 1994:
  Revenues                                            $30,481     $31,802     $40,947     $45,017
  Gross profit                                         11,249      11,638      15,068      15,663
  Income from continuing operations                     1,471       2,172       3,619       2,532
  Loss from discontinued operations (Note 8)               --          --          --      (1,164)
  Net income                                            1,471       2,172       3,619       1,368
  Earnings per share of common stock and common
     stock equivalents:
     Income from continuing operations                    .10         .15         .25         .18
     Loss from discontinued operations                     --          --          --        (.08)
     Net income                                           .10         .15         .25         .10
Year ended December 31, 1993:
  Revenues                                             16,078      20,778      32,198      31,454
  Gross profit                                          7,898       8,542      13,603      10,399
  Income from continuing operations                     2,614       1,409       2,953         284
  Loss from discontinued operations (Note 8)             (380)       (336)       (253)     (1,496)
  Cumulative effect of accounting change                  218          --          --          --
  Net income (loss)                                     2,452       1,073       2,700      (1,212)
  Earnings per share of common stock and common
     stock equivalents:
     Income from continuing operations                    .18         .10         .21         .02
     Loss from discontinued operations                   (.03)       (.02)       (.02)       (.11)
     Cumulative effect of accounting change               .02          --          --          --
     Net income (loss)                                    .17         .08         .19        (.09)

                         INSITUFORM TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                 JUNE 30, 1995     DECEMBER 31, 1994
                                                                 ------------      ------------------
                                                                  (UNAUDITED)
                                                                             (IN THOUSANDS)
                            ASSETS
CURRENT
  Cash and cash equivalents, restricted $1,390 and $3,836......    $  10,553           $  16,635
  Investments in securities....................................            1               1,107
  Receivables (Note 4).........................................       34,936              35,243
  Costs and estimated earnings in excess of billings...........        9,482               6,422
  Inventories (Note 5).........................................        8,197               7,029
  Deferred income taxes........................................        2,256               2,807
  Prepaid expenses and miscellaneous (Note 12).................        5,477               2,496
                                                                   ---------           ----------
TOTAL CURRENT ASSETS...........................................       70,902              71,739
                                                                   ---------           ----------

PROPERTY AND EQUIPMENT, less accumulated depreciation and
  amortization (Note 6)........................................       30,646              29,809
                                                                   ----------         -----------
OTHER ASSETS
  Investments in licensees and associated companies (Note 2)...        1,940               2,033
  Patents and patent applications, less accumulated
     amortization of $2,062 and $1,909.........................        5,780               5,606
  Cost in excess of net assets of businesses acquired, less
     accumulated amortization of $5,014 and $3,838 (Notes 2 and
     3)........................................................       50,326              49,995
  Deferred income taxes........................................        1,586               1,417
  Miscellaneous................................................        3,640               1,895
                                                                   ---------           ---------
TOTAL OTHER ASSETS.............................................       63,272              60,946
                                                                   ---------           ---------
                                                                   $ 164,820           $ 162,494
                                                                   =========           =========

          See accompanying notes to consolidated financial statements.

                         INSITUFORM TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                           JUNE 30, 1995     DECEMBER 31, 1994
                                                           -------------     -----------------
                                                           (UNAUDITED)

                                                                  (IN THOUSANDS, EXCEPT
                                                                     SHARE AMOUNTS)

                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to banks.................................    $     880           $     277
  Accounts payable and accruals (Note 8).................       20,636              22,760
  Income taxes payable (Note 9)..........................        1,945               3,801
  Deferred income taxes..................................          536                 524
  Current maturities of long-term debt (Note 10).........        6,405              11,572
                                                             ---------           ---------
TOTAL CURRENT LIABILITIES................................       30,402              38,934
Long-term debt, less current maturities (Note 10)........       53,131              47,347
Deferred income taxes....................................        1,073                 937
                                                             ---------           ---------
TOTAL LIABILITIES........................................       84,606              87,218
                                                             ---------           ---------
Commitments and contingencies (Notes 10, 11 and 12)
Minority interests.......................................        2,345               1,352
                                                             ---------           ---------
COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY
  Preferred stock, $.10 par -- shares authorized
     2,000,000; none outstanding.........................            0                   0
  Common stock, $.01 par -- shares authorized 25,000,000;
     shares outstanding 14,437,657 and 14,346,005........          144                 143
  Additional paid-in capital.............................       45,867              44,937
  Retained earnings (Note 10)............................       36,295              33,300
                                                             ---------           ---------
                                                                82,306              78,380
  Cumulative foreign currency translation adjustments....         (813)             (1,270)
  Unrealized holding gains on investments
     available-for-sale (Note 2).........................            0                 438
  Notes receivable from affiliates (Note 7)..............       (3,624)             (3,624)
                                                             ---------           ---------
TOTAL COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY........       77,869              73,924
                                                             ---------           ---------
                                                             $ 164,820           $ 162,494
                                                             =========           =========

          See accompanying notes to consolidated financial statements.

                         INSITUFORM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                          FOR THE SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
                                                                         (IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
REVENUES:
  Net sales............................................................  $13,165       $14,311
  Royalties and license fees...........................................    5,761         5,337
  Construction contracts...............................................   64,520        42,635
                                                                         -------       -------
TOTAL REVENUES.........................................................   83,446        62,283
                                                                         -------       -------
OPERATING COSTS AND EXPENSES:
  Cost of sales........................................................    8,464         8,636
  Royalty expense (Note 10)............................................      106            89
  Cost of construction contracts.......................................   44,673        30,671
  Selling, administrative and general..................................   17,254        13,448
  Strategic marketing and product development..........................    3,315         2,964
                                                                         -------       -------
TOTAL OPERATING COSTS AND EXPENSES.....................................   73,812        55,808
                                                                         -------       -------
OPERATING INCOME.......................................................    9,634         6,475
OTHER INCOME (EXPENSE)
  Litigation settlement (Note 11)......................................   (3,598)            0
  Realized gain on disposal of investment (Note 2).....................      755             0
  Other expense........................................................   (1,940)         (853)
                                                                         -------       -------
TOTAL OTHER EXPENSE....................................................   (4,783)         (853)
                                                                         -------       -------
INCOME BEFORE TAXES ON INCOME..........................................    4,851         5,622
TAXES ON INCOME (NOTE 9)...............................................    1,911         2,035
                                                                         -------       -------
INCOME BEFORE MINORITY INTERESTS AND EQUITY IN EARNINGS OF AFFILIATED
  COMPANIES............................................................    2,940         3,587
MINORITY INTERESTS.....................................................     (260)         (216)
EQUITY IN EARNINGS OF AFFILIATED COMPANIES.............................      315           272
                                                                         -------       -------
NET INCOME.............................................................  $ 2,995       $ 3,643
                                                                         =======       =======
EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS (NOTE
  2):
  NET INCOME...........................................................  $  0.21       $  0.25
                                                                         =======       =======
  WEIGHTED AVERAGE COMMON AND COMMON
     EQUIVALENT SHARES OUTSTANDING.....................................   14,442        14,412
                                                                         =======       =======

          See accompanying notes to consolidated financial statements.

                         INSITUFORM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                          FOR THE SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
                                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME.............................................................  $ 2,995       $ 3,643
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES:
  Depreciation and amortization........................................    3,893         3,708
  Provision for losses on accounts receivable..........................      (45)          (89)
  Undistributed earnings of affiliated companies.......................     (315)         (272)
  Loss on disposals of property and equipment..........................      217           173
  Gain on disposals of investments.....................................     (772)            0
  Minority interest in net income......................................      261           216
  Royalties paid with redeemable preferred stock.......................        0            41
  Deferred income taxes................................................       92          (260)
  Translation adjustments..............................................      457           273
CHANGES IN OPERATING ASSETS AND LIABILITIES (NET OF EFFECT OF
  BUSINESSES PURCHASED):
  Receivables..........................................................   (1,118)       (2,304)
  Inventories..........................................................   (1,168)         (496)
  Prepaid expenses and miscellaneous...................................   (1,921)         (674)
  Miscellaneous other assets...........................................   (1,060)          241
  Accounts payable and accruals........................................   (1,887)       (1,290)
  Income taxes payable.................................................   (2,511)        3,240
                                                                         -------       -------
NET CASH PROVIDED (USED) BY CONTINUING OPERATIONS......................   (2,882)        6,150
                                                                         -------       -------
NET CASH USED BY DISCONTINUED OPERATIONS...............................      (85)         (426)
                                                                         -------       -------
NET CASH PROVIDED (USED) BY OPERATIONS.................................   (2,967)        5,724
                                                                         -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................................................   (2,695)       (3,190)
  Proceeds on disposal of property and equipment.......................      365           136
  Investments in licensees/affiliated companies........................      443           284
  Patents and patent applications......................................     (338)         (392)
  Purchase of businesses, net of cash acquired (Note 3)................   (1,431)            0
                                                                         -------       -------
NET CASH USED BY INVESTING ACTIVITIES..................................   (3,656)       (3,162)
                                                                         -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock...............................      649            32
  Increase in short-term borrowings....................................      597            48
  Net repayments of long-term debt.....................................     (647)       (2,539)
  Dividends paid by subsidiary to minority interests...................     (156)         (147)
                                                                         -------       -------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES.......................      443        (2,606)
                                                                         -------       -------
Effect of exchange rates changes on cash...............................       98           175
                                                                         -------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD....   (6,082)          131
                                                                         -------       -------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.........................   16,635        15,662
                                                                         -------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................  $10,553       $15,793
                                                                         =======       =======
                                                                                   (Continued)

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

                                                                          FOR THE SIX MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
                                                                            (IN THOUSANDS)
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
CASH PAID (RECEIVED) DURING THE SIX MONTHS ENDED JUNE 30, FOR:
  Interest.............................................................  $ 2,549       $ 1,463
  Income taxes.........................................................    3,990          (985)
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Additional paid-in capital increased by a reduction in income taxes
     payable for tax benefit arising from exercise of stock options....  $   282       $    25
  Common stock issued in connection with purchase of business (Note
     3)................................................................        0         1,000
  Deferred consideration in connection with royalty termination
     agreement (Note 10)...............................................    1,000             0

          See accompanying notes to consolidated financial statements.

                         INSITUFORM TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 JUNE 30, 1995

     1. In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 1995 (unaudited) and the unaudited results of operations and cash flows for the six months ended June 30, 1995 and 1994. The financial statements have been prepared in accordance with the requirements of Form 10-Q and consequently do not include all the disclosures normally made in an Annual Report on Form 10-K. Accordingly, the consolidated financial statements included herein should be reviewed in conjunction with the financial statements and the footnotes thereto set forth elsewhere in this Joint Proxy Statement/Prospectus.

     Reclassifications of prior period amounts have been made to conform with current period presentation.

     The results of operations for the six months ended June 30, 1995 and 1994 are not necessarily indicative of the results to be expected for the full year.

     2. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including a 51% owned subsidiary, Insituform Linings Plc, a United Kingdom company, and a two-thirds owned subsidiary, Insituform France S.A. All material intercompany balances, transactions, and stockholdings are eliminated.

     The net assets of businesses purchased are recorded at their fair value at the acquisition date and the financial statements include their operations only from that date. Any excess of acquisition costs over the fair value of net assets acquired is included in the balance sheet as "Costs in excess of net assets of businesses acquired."

     The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities as available-for-sale. These investments are reported at fair value, with unrealized gains and loss excluded from earnings and reported in a separate component of stockholders' equity. In April 1995, the Company realized a gain on the disposal of its investment in Enviroq Corporation (renamed IMA Merger Sub, Inc.; "Enviroq") of approximately $.8 million, as a result of the acquisition (the "Enviroq Acquisition") of the pipeline rehabilitation business of Enviroq by Insituform Mid-America, Inc. ("IMA").

     Corporate investments are carried at cost if ownership is less than 20% and on the equity method if the Company's ownership interest is 20% and greater, but not exceeding 50%. Investments in partnerships for which the Company's ownership interest is no greater than 50% are accounted for on the equity method. Intercompany profits and losses are eliminated for those investments carried on the equity method.

     Construction and installation revenues are recognized using the percentage-of-completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Changes in estimated total contract costs are recognized in the period they are determined. Where a contract loss is forecast, the full amount of the anticipated loss is recognized in the period the loss is determined.

     Earnings per share have been computed based upon the weighted average number of common shares and common equivalent shares outstanding during the respective periods. Common equivalent shares include shares from the assumed exercise of common stock options.

     3. On October 21, 1994, the Company acquired all of the outstanding common stock of Gelco Services, Inc., Gelco NuPipe, Inc., GelTech Constructors, Inc. and Mar-Tech Insituform Ltd. (collectively, the "Gelco companies"), the Company's licensees of the Insituform and NuPipe processes in Oregon, Washington, Idaho, Alaska, Hawaii, Guam, northern California and northern Nevada, portions of Montana and British Columbia. In addition, the Company acquired related assets of an affiliated company. The purchase price of

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

$18,000,000 was paid $9,000,000 in cash, together with promissory notes aggregating $9,000,000 due on the first and second anniversaries of the closing date. In addition, the Company issued promissory notes aggregating $2,850,000, representing net current liabilities (as defined) of the acquired Gelco companies to related parties and a portion of working capital at closing.

     The following table presents summarized consolidated unaudited pro forma results of operations for the six months ended June 30, 1994 as if the acquisition of the Gelco companies had occurred at the beginning of the year. These pro forma results are provided for comparative purposes only and do not purport to be indicative of the results which would have been obtained if these acquisitions had been effected on the date indicated or which may be obtained in the future (in thousands):

                Total revenues.....................................  $70,569
                Income from continuing operations..................    4,255
                Income from continuing operations per common and
                  common equivalent share..........................     0.30

     On February 16, 1995, the Company acquired two-thirds of the common stock of Insituform France S.A., a newly-formed subsidiary of its former French licensee, for FF7,400,000 (US$1,431,000). The purchase price was funded by the Company's debt facility with Third National Bank in Nashville (see Note 10).

     4. Receivables consist of the following (in thousands):

                                                                    JUNE 30,     DECEMBER 31,
                                                                      1995           1994
                                                                    --------     ------------
    Trade, less allowance for possible losses of $593 and $638....  $ 28,224       $ 29,002
    Retainage under construction contracts........................     5,034          6,167
    Refundable income taxes.......................................     1,678             74
                                                                    --------     ------------
                                                                    $ 34,936       $ 35,243
                                                                     =======     ==========

     5. Inventories are valued at the lower of cost or market. Maintenance and office supplies are not inventoried. Inventories are summarized as follows (in thousands):

                                                                   JUNE 30,      DECEMBER 31,
                                                                     1995            1994
                                                                   ---------     ------------
    Finished goods...............................................   $   659         $  765
    Work-in-process..............................................       578            418
    Construction materials.......................................     4,030          3,153
    Raw materials................................................     2,930          2,693
                                                                   ---------     ------------
                                                                    $ 8,197         $7,029
                                                                    =======      ==========

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

     6. Property and equipment consists of the following (in thousands):

                                                                   JUNE 30,      DECEMBER 31,
                                                                     1995            1994
                                                                   ---------     ------------
    Land and land improvements...................................  $   1,196       $  1,249
    Buildings....................................................      8,068          7,887
    Machinery and equipment......................................     31,758         28,544
    Furniture and fixtures.......................................      4,434          3,969
    Autos and trucks.............................................      3,270          3,026
    Construction in progress.....................................      1,852          1,809
                                                                   ---------     ------------
                                                                      50,578         46,484
    Less: Accumulated depreciation...............................    (19,932)       (16,675)
                                                                   ---------     ------------
                                                                   $  30,646       $ 29,809
                                                                    ========     ==========

     7. On July 3, 1992, Ringwood Limited ("Ringwood"), Parkwood Limited ("Parkwood"), and Douglas Chick and Brian Chandler entered into an agreement whereby Messrs. Chick and Chandler and Ringwood executed a secured non-recourse promissory note in the amount of $3,624,000 which bears interest at Citibank's prime rate plus 2 1/2% and originally was due July 3, 1995. As security for the note, Ringwood and Messrs. Chick and Chandler have pledged to the Company 255,801 shares of the Company's stock beneficially owned by them. Parkwood, Ringwood and Messrs. Chandler and Chick are principal stockholders of the Company, and Messrs. Chandler and Chick are directors of the Company. On May 21, 1995, the Company extended the maturity date of the note to July 3, 1996 pursuant to prior authorization by its Board of Directors.

     8. On December 30, 1993, the Company adopted a plan to discontinue the operations of its division engaged in the off-site rehabilitation of downhole tubulars for the oil and gas industry. The Company was unable to sell the business during 1994. As a result, the Company decided to liquidate the division's assets, and during the fourth quarter of 1994 recorded a provision to write down the assets to their estimated liquidation values and accrue the estimated costs of closing the operation. As of June 30, 1995, all assets related to discontinued operations had been written off and/or liquidated leaving a reserve for estimated remaining costs of $414,000 in accounts payable and accruals.

     9. Provision for federal and state income taxes in the consolidated statements of income are made up of the following components (in thousands) for the six months ended June 30, 1995 and 1994, respectively:

                                                                             JUNE 30,
                                                                         -----------------
                                                                          1995       1994
                                                                         ------     ------
    Current:
      Federal..........................................................  $  892     $1,260
      Foreign..........................................................     823        846
      State............................................................      80        189
                                                                         ------     ------
                                                                          1,795      2,295
                                                                         ------     ------
    Deferred:
      Federal..........................................................  $  232     $ (129)
      Foreign..........................................................    (116)      (131)
      State............................................................      --         --
                                                                         ------     ------
                                                                            116       (260)
                                                                         ------     ------
    Total taxes on income..............................................  $1,911     $2,035
                                                                         ======     ======

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

     The effective tax rate on income before taxes for the six months ended June 30, 1995 and 1994 was different than the United States ("U.S.") federal statutory tax rate. The following summary reconciles taxes at the U.S. federal statutory tax rate with the actual taxes (in thousands) and the effective rate:

                                                                 1995                   1994
                                                          ------------------     ------------------
                                                          AMOUNT     PERCENT     AMOUNT     PERCENT
                                                          ------     -------     ------     -------
Taxes on income at U.S. federal statutory rate..........  $1,649       34.0%     $1,911       34.0%
Increase (decrease) in taxes resulting from:
  State income taxes, net of federal income tax
     benefit............................................      49        1.0         125        2.2
  Effect of foreign income taxed at foreign rates.......      36        0.7         (47)      (0.8)
  Tax amortization of intangibles.......................    (257)      (5.3)       (252)      (4.5)
  Tax benefit not currently recognizable on losses of
     subsidiaries.......................................     201        4.1         167        3.0
  Utilization of net operating losses and other
     carryforwards......................................      --         --        (121)      (2.2)
  Amortization of goodwill, not allowed for tax
     purposes...........................................     270        5.6         279        5.0
  Other items...........................................     (37)     (0.7)         (27)      (0.5)
                                                          ------     -------     ------     -------
Total taxes on income...................................  $1,911       39.4%     $2,035       36.2%
                                                          ======      =====      ======      =====

     10. The Company has outstanding borrowings of $35.5 million under its credit agreement with Third National Bank in Nashville entered into in July 1993, which initially provided for advances of up to $30 million and was amended in August 1994 to provide for an additional $12 million (as subsequently reduced) so as to aggregate up to $42 million. On June 7, 1995, the Company further amended and restated the facility providing for additional credit, available for two years on a revolving basis, in the amount, together with the existing facility, aggregating up to $50 million, the additional amounts to be utilized for working capital and expansion of the Company's business. The amended facility provides that all new advances, together with all existing indebtedness, are due in June 2000, subject to earlier installments after June 1997 based on a five-year amortization schedule for the existing and additional indebtedness. Under the revised arrangements, interest on all existing and additional indebtedness would be payable quarterly at a rate selected monthly by the Company as either the bank's prime rate, plus a margin up to .25% in the event certain financial ratios are not maintained, or a 30-day adjusted LIBOR rate, plus a margin ranging from 1.75% to 2.25 %, depending on maintenance of certain financial ratios. The facility obligates the Company to comply with certain financial ratios and restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to incur further indebtedness, pay dividends, make loans and encumber their properties, and requires guarantees of certain domestic subsidiaries.

     In July 1993, in order to complete the financing for the acquisition of Insituform Midwest, the Company also issued an 8.5% senior subordinated note, subordinated in right to the Company's bank and other institutional financing and to deferred consideration incurred in connection with business acquisitions. Warrants to purchase 350,877 unregistered shares of the Company's Common Stock were also issued to the lender. The note is prepayable at the Company's option after July 1995, at premiums until July 1998 ranging from 3% to 1% of the amount prepaid, and is subject to defeasance in certain circumstances. The subordinated note also restricts the Company's ability to pay dividends and repurchase outstanding common stock.

     The Company's subsidiaries, IGL Canada Limited, Insituform Permaline Limited, Insituform France S.A., and Insituform Japan KK, also maintain certain revolving line of credit facilities. The aggregate amount outstanding under these facilities was $880,000 at June 30, 1995.

     As of December 31, 1994, the former stockholders of NuPipe, Inc. were entitled to receive 35% of the royalty income collected by the Company in connection with the NuPipe technology acquired by the Company in 1988. In March 1995, the Company exercised an option, granted in October 1994, to acquire such

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

parties' interest in such payments in exchange for issuance of the Company's promissory notes aggregating $1,000,000. The notes are payable in quarterly installments over three years and bear interest at 5.4% per annum.

     11. On May 23, 1995, the Company, notwithstanding its belief that it has defenses to plaintiff's claim that are well grounded in fact and law, entered into a memorandum of understanding to settle the previously disclosed stockholder class action against the Company in the United States District Court for the Western District of Tennessee (Neil Weinberg, on behalf of himself and all others similarly situated, Plaintiffs. v. Insituform Technologies, Inc., et al., Defendants), alleging various misstatements and omissions relating to, among other things, acquisition and restructuring costs arising from the acquisition of Insituform Group Limited in December 1992, in public disclosures by the Company during the period from October 28, 1992 to May 12, 1993 in violation, among other things, of Rule 10b-5. Under the settlement, which has been evidenced by a stipulation of settlement and remains subject to court approval and other customary conditions, the Company would make a cash payment to class members in the amount of $3.2 million (which the Company has deposited into escrow) and issue to class members 30,000 shares of the Company's class A common stock, which resulted in an after-tax charge against 1995 second quarter net income of approximately $2.2 million.

     The Company is a party to an action in Tennessee Chancery Court (subsequently removed by defendants to federal district court) against certain of its licensees, captioned Insituform North America Corp. and NuPipe, Inc. v. Insituform Southeast, Inc., NuPipe Southeast, Inc., Enviroq Corporation and Insituform Mid-America, Inc. seeking a declaratory judgment confirming its action in declining to grant its consent as requested by Enviroq, under the various Insituform(R) and NuPipe(R) license agreements with Enviroq's affiliates, in connection with the transactions contemplated by the agreement dated November 2, 1994 entered into by Enviroq with IMA. The Company has agreed with Enviroq and IMA that, unless the Company's agreement with IMA is terminated (see Note 12), neither party will take any further action in such suit to assert any rights in dispute as a result of the consummation of the Enviroq Acquisition without the Company's consent, except for certain procedural steps to preserve the respective rights of the parties.

     Prior to its acquisition by the Company, Naylor Industries, Inc. ("Naylor") sold all of the common stock of Naylor Industrial Services, Inc., ("NISI"), which provided industrial cleaning services to refineries and chemical and petrochemical manufacturing plants. As part of such sale, Naylor agreed to indemnify the purchaser for certain pending or threatened litigation claims that were known to Naylor as of the date of sale. Among other matters, NISI has been one of approximately 181 defendants in approximately 3,029 plaintiff cases, collectively known as the Lone Star Steel litigation, pending in Morris County, Texas, in which plaintiffs allege unspecified damages against defendants, who supplied services or products to Lone Star Steel over a period in excess of 40 years, arising from the alleged exposure of Lone Star's workers to toxic and hazardous circumstances. ITI has been advised that NISI utilized non-toxic detergents performing its cleaning services during an eight-year period ending in 1987. Although, it has not been possible to assess likely jury verdicts at such an early stage in the proceedings or any allocation of the amount of any such verdict, Naylor's position has been that there is no substantial medical evidence connecting NISI to plaintiffs' alleged injuries. In August 1995, the court entered an order that dismissed the lawsuit against Naylor without prejudice of plaintiffs to refile such claims in connection with plaintiffs' failure to connect NISI to such injuries.

     Naylor, among approximately 210 other parties, has been served with a third party complaint by McDermott, Inc. ("McDermott") in a class action filed by more than 1,200 plaintiffs (on behalf of a potential class of over 8,000 plaintiffs) against 84 defendants, including McDermott. Plaintiffs seek damages resulting from alleged exposure to an escape of hazardous substances from an oil reclamation facility. McDermott's third party complaints seek, among other things, clean-up costs under the Comprehensive Environmental

                         INSITUFORM TECHNOLOGIES, INC.

                                  (UNAUDITED)

Response, Compensation and Liability Act ("CERCLA") and tort contribution and indemnity. By court order, all defendants and third party defendants were deemed to have cross-claimed and counter-claimed against the others for contribution under CERCLA. Naylor has entered into a settlement agreement which, subject to court approval, would settle all claims for personal injuries, property diminution, mental anguish and other injuries which were asserted or which could have been asserted against Naylor, for the amount of $50,000. The claims asserted under CERCLA would remain outstanding, and it is probable that Naylor's exposure is limited to a pro rata or proportionate share of all defendants' and third party defendants' liability, if any.

     The financial statements include the estimated amounts of liabilities that are likely to be incurred from these and various other pending Naylor litigation and claims.

     The Company is involved in certain additional litigation incidental to the conduct of its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company's financial position and results of operations.

     12. On May 23, 1995, the Company, ITI Acquisition Corp., a wholly-owned subsidiary of the Company ("ITI Sub"), and IMA executed an Agreement and Plan of Merger dated such date (the "Merger Agreement") which provides for the merger (the "Merger") into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of the Company.

     Pursuant to the Merger, at the Effective Time (as defined in the Merger Agreement) holders of the class A common stock, $.01 par value (the "IMA Class A Common Stock"), of IMA will receive 1.15 shares of the class A common stock, $.01 par value, of the Company for each share of IMA Class A Common Stock held. Holders of the class B common stock, $.01 par value (the "IMA Class B Common Stock"), of IMA have agreed to convert their shares into IMA Class A Common Stock on a share-for-share basis in connection with the transaction.

     Consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to, among other things, approval by the stockholders of both the Company and IMA, registration under the Securities Act of 1933 of the shares of the Company's Class A Common Stock to be issued in the Merger, receipt of a legal opinion that the Merger will qualify as a tax-free reorganization, confirmation that the Merger will qualify for pooling-of-interests accounting treatment, and other customary conditions.

     The Company has deferred approximately $0.8 million of expenses incurred through June 30, 1995 related to the transaction, which will be expensed in the quarter in which the transaction is completed. The Company anticipates that the total amount of expenses, exclusive of reorganization provisions, related to the transaction (including amounts deferred through June 30, 1995) will be approximately $6.5 million, $3.8 million of which the Company estimates will be incurred by it and $2.7 million of which IMA estimates will be incurred by it.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Insituform Mid-America, Inc.

     We have audited the accompanying consolidated balance sheets of Insituform Mid-America, Inc. and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insituform Mid-America, Inc. and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

St. Louis, Missouri
November 15, 1994

                          INSITUFORM MID-AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                           SEPTEMBER 30
                                                                    ---------------------------
                                                                       1994            1993
                                                                    -----------     -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................................  $ 3,111,664     $ 2,088,966
  Accounts receivable, including retained amounts of $2,876,514 in
     1994 and $3,075,456 in 1993..................................   15,770,080      15,448,035
  Costs and estimated earnings in excess of billings on
     uncompleted contracts........................................    8,419,956       4,155,413
  Insurance claim receivable......................................           --       3,003,511
  Inventory.......................................................    2,938,463       1,586,789
  Prepaid and refundable income taxes.............................      521,272         846,513
  Prepaid expenses and other current assets.......................    2,782,654       1,124,566
                                                                    -----------     -----------
       TOTAL CURRENT ASSETS.......................................   33,544,089      28,253,793
                                                                    -----------     -----------
PROPERTY AND EQUIPMENT
  Land............................................................      675,486         608,414
  Buildings and improvements......................................    4,877,630       2,602,231
  Machinery and equipment.........................................   23,962,374      17,900,068
  Furniture and fixtures..........................................    2,560,483         657,889
  Construction-in-progress........................................    1,949,898       3,095,481
                                                                    -----------     -----------
                                                                     34,025,871      24,864,083
Less accumulated depreciation.....................................   12,018,479       9,196,683
                                                                    -----------     -----------
       TOTAL PROPERTY AND EQUIPMENT...............................   22,007,392      15,667,400
                                                                    -----------     -----------
OTHER ASSETS
  Sub-license costs, net of accumulated amortization of $421,526
     in 1994 and $340,384 in 1993.................................    1,770,546       1,851,688
  Excess of cost over fair value of net assets acquired, net of accumulated amortization of $396,140 in 1994 and $258,469 in
     1993.........................................................    2,141,353       2,279,024
  Deferred non-compete expense, net of accumulated amortization of
     $502,561 in 1994 and $350,004 in 1993........................      923,046       1,075,603
  Patent cost, net of accumulated amortization of $943,863 in 1994
     and $628,256 in 1993.........................................    3,492,509       3,808,116
                                                                    -----------     -----------
       TOTAL OTHER ASSETS.........................................    8,327,454       9,014,431
                                                                    -----------     -----------
                                                                    $63,878,935     $52,935,624
                                                                     ==========      ==========

                                                                     (Continued)

                See notes to consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                                                                           SEPTEMBER 30
                                                                    ---------------------------
                                                                       1994            1993
                                                                    -----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Note payable to bank............................................  $ 6,460,214     $ 5,028,000
  Accounts payable................................................    8,181,616       5,268,904
  Accrued income taxes............................................      411,249          15,050
  Accrued expenses................................................    6,810,141       4,961,529
  Billings in excess of costs and estimated earnings on
     uncompleted contracts........................................       63,071         473,226
  Deferred income taxes...........................................           --         872,067
                                                                    -----------     -----------
       TOTAL CURRENT LIABILITIES..................................   21,926,291      16,618,776
                                                                    -----------     -----------
LONG-TERM LIABILITIES
  Deferred income taxes...........................................    1,217,641              --
  Minority interest...............................................      575,501              --
  Other...........................................................      283,748              --
                                                                    -----------     -----------
       TOTAL LONG-TERM LIABILITIES................................    2,076,890              --
                                                                    -----------     -----------
COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY
  Preferred stock -- $.01 par value, 500,000 shares authorized,
     none issued or outstanding...................................           --              --
  Common stock:
     Class A -- $.01 par value, 13,000,000 shares authorized,
      8,279,342 and 8,278,340 shares issued and outstanding in
      1994 and 1993, respectively (liquidation preference $8.00
      per share)..................................................       82,793          82,783
     Class B -- convertible, $.01 par value, 6,000,000 shares
      authorized, 2,472,985 shares issued and outstanding in 1994
      and 1993....................................................       24,730          24,730
  Additional paid-in capital......................................   18,333,959      18,324,450
  Retained earnings...............................................   21,765,402      18,189,985
  Cumulative foreign currency translation adjustment..............     (331,130)       (305,100)
                                                                    -----------     -----------
       TOTAL STOCKHOLDERS' EQUITY.................................   39,875,754      36,316,848
                                                                    -----------     -----------
                                                                    $63,878,935     $52,935,624
                                                                     ==========      ==========

                See notes to consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEARS ENDED SEPTEMBER 30
                                                          ---------------------------------------
                                                             1994          1993          1992
                                                          -----------   -----------   -----------
  Contract revenues.....................................  $75,279,329   $60,085,786   $66,689,904
  Cost of contracts.....................................   54,472,300    43,546,991    45,396,191
                                                          -----------   -----------   -----------
     GROSS PROFIT.......................................   20,807,029    16,538,795    21,293,713
                                                          -----------   -----------   -----------
  Operating expenses:
     General and administrative expenses................    7,779,777     6,875,287     6,169,243
     Selling expenses...................................    3,170,447     3,601,807     2,577,521
     Research and development expenses..................      652,166        60,867       288,834
                                                          -----------   -----------   -----------
                                                           11,602,390    10,537,961     9,035,598
                                                          -----------   -----------   -----------
     INCOME FROM OPERATIONS.............................    9,204,639     6,000,834    12,258,115
                                                          -----------   -----------   -----------
  Other income (expense):
     Interest income....................................      131,218        69,860        59,212
     Interest expense...................................     (324,422)     (174,138)     (136,363)
     Joint venture income...............................      164,298       194,224       244,892
     Other net..........................................     (211,991)     (369,070)     (306,883)
                                                          -----------   -----------   -----------
                                                             (240,897)     (279,124)     (139,142)
                                                          -----------   -----------   -----------
     INCOME BEFORE INCOME TAXES AND MINORITY INTEREST...    8,963,742     5,721,710    12,118,973
  Provision for income taxes............................    3,734,824     2,314,070     4,443,039
                                                          -----------   -----------   -----------
     INCOME BEFORE MINORITY INTEREST....................    5,228,918     3,407,640     7,675,934
  Minority interest in income of consolidated
     subsidiary.........................................     (179,867)           --            --
                                                          -----------   -----------   -----------
     NET INCOME.........................................  $ 5,049,051   $ 3,407,640   $ 7,675,934
                                                           ==========    ==========    ==========
     EARNINGS PER SHARE.................................         $.45          $.31          $.70

                See notes to consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                               COMMON STOCK
                                 -----------------------------------------                              CUMULATIVE
                                                                                                         FOREIGN
                                       CLASS A               CLASS B         ADDITIONAL                  CURRENCY
                                 -------------------   -------------------     PAID-IN      RETAINED    TRANSLATION
                                  SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL      EARNINGS    ADJUSTMENT      TOTAL
                                 ---------   -------   ---------   -------   -----------   -----------  ----------   -----------
BALANCE AT SEPTEMBER 30, 1991... 8,240,465   $61,805   2,472,988   $18,548   $18,141,776   $ 9,715,431  $      --    $27,937,560
  Exercise of stock options.....    18,134       136          --        --        80,354            --         --         80,490
  Dividend to common
    stockholders................        --        --          --        --            --    (1,101,335)        --     (1,101,335)
  Net income....................        --        --          --        --            --     7,675,934         --      7,675,934
  Foreign currency translation
    adjustment..................        --        --          --        --            --            --   (145,675 )     (145,675)
                                 ---------   -------   ---------   -------   -----------   -----------  ----------   -----------
BALANCE AT SEPTEMBER 30, 1992... 8,258,599    61,941   2,472,988    18,548    18,222,130    16,290,030   (145,675 )   34,446,974
  Exercise of stock options.....    20,027       200          --        --       102,320            --         --        102,520
  Four-for-three stock split....        --    20,645          --     6,182            --       (26,827)        --             --
  Fractional share payout.......      (286)       (3)         (3)       --            --        (7,450)        --         (7,453)
  Dividend to common
    stockholders................        --        --          --        --            --    (1,473,408)        --     (1,473,408)
  Net income....................        --        --          --        --            --     3,407,640         --      3,407,640
  Foreign currency translation
    adjustment..................        --        --          --        --            --            --   (159,425 )     (159,425)
                                 ---------   -------   ---------   -------   -----------   -----------  ----------   -----------
BALANCE AT SEPTEMBER 30, 1993... 8,278,340    82,783   2,472,985    24,730    18,324,450    18,189,985   (305,100 )   36,316,848
  Exercise of stock options.....     1,002        10          --        --         9,509            --         --          9,519
  Dividend to common
    stockholders................        --        --          --        --            --    (1,473,634)        --     (1,473,634)
  Net income....................        --        --          --        --            --     5,049,051         --      5,049,051
  Foreign currency translation
    adjustment..................        --        --          --        --            --            --    (26,030 )      (26,030)
                                 ---------   -------   ---------   -------   -----------   -----------  ----------   -----------
BALANCE AT SEPTEMBER 30, 1994... 8,279,342   $82,793   2,472,985   $24,730   $18,333,959   $21,765,402  $(331,130 )  $39,875,754
                                  ========   =======    ========   =======    ==========    ==========  ==========    ==========

                See notes to consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED SEPTEMBER 30
                                                      -------------------------------------------
                                                         1994            1993            1992
                                                      -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $ 5,049,051     $ 3,407,640     $ 7,675,934
  Adjustments to reconcile net income to net cash:
     Change in assets and liabilities, net of
       effects of acquisitions:
       Increase in accounts receivable..............     (322,045)     (1,510,375)     (3,339,766)
       Decrease (increase) in costs and estimated
          earnings in excess of billings on
          uncompleted contracts.....................   (4,264,543)      2,690,735      (2,108,271)
       Decrease in insurance claim receivable.......    3,003,511              --              --
       Increase in inventory........................   (1,351,674)       (980,734)       (490,439)
       Decrease (increase) in refundable income
          taxes.....................................      387,285        (637,648)       (208,865)
       Decrease (increase) in prepaid expenses and
          other current assets......................   (1,658,088)        (54,547)        235,976
       Increase in accounts payable.................    2,912,712       1,094,731         752,889
       Increase (decrease) in accrued income
          taxes.....................................      396,199        (370,577)       (446,569)
       Increase (decrease) in accrued expenses......    1,848,612        (306,095)        650,145
       Increase (decrease) in billings in excess of
          costs and estimated earnings on
          uncompleted contracts.....................     (410,155)        421,503          51,723
     Depreciation...................................    3,258,781       2,673,114       2,101,881
     Amortization...................................      686,977         601,818         552,052
     Loss (gain) on sale of property and
       equipment....................................        8,933          10,621         (12,916)
     Deferred income tax provision..................      283,531         136,638         327,317
     Minority interest in income of consolidated
       subsidiary...................................      575,501              --              --
     Other..........................................      283,748              --              --
                                                      -----------     -----------     -----------
          NET CASH PROVIDED BY OPERATING
            ACTIVITIES..............................   10,688,336       7,176,824       5,741,091
                                                      -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term bank borrowings............    1,432,214       3,971,000       1,057,000
  Retirement of long-term debt......................           --        (359,768)        (88,011)
  Dividends paid to common stockholders.............   (1,473,634)     (1,473,408)     (1,101,335)
  Proceeds from exercise of stock options...........        9,519         102,520          80,490
  Other.............................................           --          (7,453)             --
                                                      -----------     -----------     -----------
          NET CASH PROVIDED BY (USED IN) FINANCING
            ACTIVITIES..............................      (31,901)      2,232,891         (51,856)
                                                      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...............   (9,915,506)     (5,348,757)     (3,524,715)
  Sub-license cost..................................           --              --         (19,928)
  Patent cost.......................................           --         (10,638)       (297,854)
  Deferred non-compete cost.........................           --              --         (40,500)
  Proceeds from sale of property and equipment......      307,799         395,814          49,442
  Acquisitions of businesses........................           --      (3,689,635)     (5,030,041)
  Other, net........................................           --         174,813        (174,815)
                                                      -----------     -----------     -----------
          NET CASH USED IN INVESTING ACTIVITIES.....   (9,607,707)     (8,478,403)     (9,038,411)
                                                      -----------     -----------     -----------
Effect of exchange rate changes on cash.............      (26,030)       (159,425)         50,651
                                                      -----------     -----------     -----------
Net increase (decrease) in cash and cash
  equivalents.......................................    1,022,698         771,887      (3,298,525)
Cash and cash equivalents, beginning of year........    2,088,966       1,317,079       4,615,604
                                                      -----------     -----------     -----------
Cash and cash equivalents, end of year..............  $ 3,111,664     $ 2,088,966     $ 1,317,079
                                                       ==========      ==========      ==========

                See notes to consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of Insituform Mid-America, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Except as otherwise indicated herein, references to the "Company" are to Insituform Mid-America, Inc. and its subsidiaries.

     Company's Activities: The Company utilizes various trenchless and other technologies for rehabilitation, new construction and improvement of pipeline systems, including sewers, gas lines, industrial waste lines, water line and oil field, mining and industrial process pipelines. The Company's trenchless technologies require little or no excavation and eliminate the need to replace deteriorating pipe. The work typically is performed under fixed-price contracts.

     Revenue and Cost Recognition: The Company recognizes revenue from contracts using the percentage of completion method of accounting. Percentage of completion is generally measured by the percentage of direct costs incurred for work completed to total estimated direct costs for each contract (cost-to-cost method). Project costs include direct and indirect labor, materials, equipment usage, subcontracts, royalties and other miscellaneous costs directly associated with a project. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Claims are included in revenues when realization is probable and the amount can be reliably estimated.

     Accounts Receivable: The Company regularly reviews its collection experience and does not believe an allowance for doubtful accounts is necessary.

     Inventory: Inventory is stated at the lower of cost (first-in, first-out) or market. The majority of inventory represents raw materials used in the installation processes.

     Prepaid Expenses and Other Current Assets: Prepaid expenses and other current assets at September 30, 1994 and 1993 were as follows:

                                                                1994          1993
                                                              ---------     ---------
        Prepaid construction costs.........................  $1,115,040     $ 356,786
        Prepaid value added tax............................     446,380            --
        Prepaid expenses...................................     329,254       108,090
        Equity in joint venture............................      98,902       174,604
        Other..............................................     793,078       485,086
                                                             ----------    ----------
                                                             $2,782,654    $1,124,566
                                                             ==========    ==========

     Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives are five to 40 years for buildings and improvements and three to 15 years for other depreciable assets.

     Intangible Assets: The cost of sub-license agreements is being amortized using the straight-line method over their estimated useful lives of five to 30 years. The excess of cost over the fair value of assets acquired is being amortized using the straight-line method over their estimated useful lives of 15 to 30 years. The cost of deferred non-compete contracts is being amortized using the straight-line method over a five year period. The cost of patents is being amortized using the straight-line method over their approximate useful lives, not to exceed their statutory life.

     Income Taxes: In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

                          INSITUFORM MID-AMERICA, INC.

between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective October 1, 1993, the Company adopted Statement 109. The cumulative effect of that change in the method of accounting for income taxes was immaterial to the 1994 consolidated statements of income.

     Pursuant to the deferred method under APB Opinion 11, which was applied in fiscal 1993 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

     Pension Expense: The Company contributes to various multi-employer pension plans covering a majority of its construction craft employees. Pension expense is recorded when accrued, based on terms specified in union agreements. Pension expense charged to construction costs was $355,981, $227,407 and $231,647 for the years ended September 30, 1994, 1993 and 1992, respectively. The actuarial present value of vested and non-vested accumulated benefits, net assets available for benefits and assumed rates of return are not practicable to determine.

     Research and Development Expenses: The Company expenses research and development costs in the year incurred. Such costs include the cost of developing new installation processes for its licensed technologies.

     Accrued Expenses: Accrued expenses at September 30, 1994 and 1993 were as follows:

                                                              1994            1993
                                                            ---------       ---------
        Construction costs................................ $5,394,840      $2,415,756
        Other.............................................  1,401,523       2,248,642
        Accrued bonuses...................................     13,778         297,131
                                                           ----------      ----------
                                                           $6,810,141      $4,961,529
                                                           ==========      ==========

     Foreign Currency Translation: In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. Transaction gains (losses) included in income before taxes for the years ended September 30, 1994, 1993 and 1992 were $(9,642), $34,183 and $41,681, respectively.

     Warranties: The Company's warranties of labor and material generally vary from one to three years after the work is completed, based on contract bid specifications or negotiated terms. The Company has not recognized any warranty expense because it has not experienced, and does not anticipate, any significant post-installation warranty claims.

     Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Related Party Transactions: During 1994, 1993 and 1992, a director of the Company was paid approximately $208,000, $209,000 and $219,000, respectively, for consulting services and related expenses.

     During 1994, the son of the Chairman of the Company and principal stockholder was paid approximately $91,000 for consulting services and related expenses.

     The Company's unsecured bank line of credit arrangement is maintained with a bank where a director of the Company is Chairman and a majority stockholder.

                          INSITUFORM MID-AMERICA, INC.

     Reclassification: Certain amounts reported in prior years have been reclassified to conform with current year presentation.

NOTE B -- ACQUISITIONS

     On November 12, 1992, the Company acquired from Ashimori Industry Company Ltd. of Osaka, Japan (Ashimori) the exclusive license to offer the PALTEM-HL(R) and PALTEM-SZ(R) systems of pipeline rehabilitation in substantially all of North America and the exclusive right in the territory to utilize and sell materials manufactured by Ashimori for use in pipeline rehabilitation. The Company also acquired substantially all of the operating assets of Pipeline Rehabilitation Systems of Denver, Colorado, a company then engaged in the business of rehabilitation and improving pipelines in twelve states using the PALTEM-HL system. In connection with the transactions, which were accounted for as a purchase, the Company paid approximately $3,690,000 for equipment and inventory having a fair market value of approximately $2,090,000 and recorded $1,600,000 in excess of cost over fair value of net assets acquired.

     On October 15, 1991, the Company, through a wholly-owned subsidiary, acquired United Pipeline Systems Inc. (UPSI) of Edmonton, Alberta, Canada. UPSI offers the Tite Liner process of lining oil field and industrial process pipelines in Canada and internationally, except in the United States. In connection with the acquisition, the Company acquired all the outstanding stock of United Corrosion Corporation (UCC), the parent of UPSI, from the 19 former stockholders of UCC.

     In connection with the transaction, which was accounted for as a purchase, the Company paid Canadian $5,670,000 cash (or approximately U.S. $5,030,000) plus a promissory note in principal amount of Canadian $1,526,560 (or approximately U.S. $1,335,740). UCC's assets unrelated to the business of UPSI were sold to a corporation organized by UCC's former stockholders and the Company's promissory note was canceled in such transaction. In this transaction, the Company acquired property and equipment with a fair market value of $1,020,000, patents with a fair market value of $4,127,000, and a working capital deficit of $117,000.

     The consolidated statements of income include the acquired operations from the respective dates of acquisition. Unaudited pro forma results of operations, assuming the UPSI acquisition had occurred as of October 1, 1991 and the PALTEM acquisition had occurred as of October 1, 1992, are as follows:

                                                               1993           1992
                                                            ----------     ----------
        Contract revenues................................. $60,303,122    $69,189,268
        Net income........................................   3,372,857      7,171,266
        Earnings per share................................         .31            .66

     This pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations had been combined during the periods presented and is not intended to be a projection of future results.

NOTE C -- EARNINGS PER SHARE

     Earnings per share is based upon the weighted average number of shares of Class A and Class B common stock outstanding.

     Stock options were considered common stock equivalents for earnings per share purposes for all years presented.

     The weighted average number of common shares outstanding used in determining earnings per share for the years ended September 30, 1994, 1993 and 1992 was 11,101,593, 11,019,144 and 10,934,519, respectively.

                          INSITUFORM MID-AMERICA, INC.

NOTE D -- CONTRACTS-IN-PROGRESS

     The following table summarizes the billing status of uncompleted contracts at September 30:

                                                                1994           1993
                                                            -----------    -----------
        Contract costs incurred to date...................  $21,030,395    $30,712,251
        Estimated gross profits earned to date............    2,954,195     10,014,675
                                                            -----------    -----------
        Contract revenues earned to date..................   23,984,590     40,726,926
        Less actual billings to date......................   15,627,705     37,044,739
                                                            -----------    -----------
        Excess of revenues earned over billings to date...  $ 8,356,885    $ 3,682,187
                                                            ===========    ===========

     The excess of revenues earned over actual billings to date was included in the accompanying balance sheets at September 30 as:

                                                                1994          1993
                                                              ---------     ---------
        Costs and estimated earnings in excess of billings   $8,419,956    $4,155,413
          on uncompleted contracts..........................
        Billings in excess of costs and estimated earnings      (63,071)     (473,226)
          on uncompleted contracts..........................
                                                             ----------    ----------
                                                             $8,356,885    $3,682,187
                                                             ==========    ==========

     Claims included in revenues for the fiscal year ended September 30, 1993 were $1.3 million. No claims were included in revenues for the fiscal year ended September 30, 1994.

NOTE E -- SHORT-TERM BORROWINGS

     The following table summarizes bank borrowings for the years 1994, 1993 and 1992, which were available under a line of credit arrangement.

                                                           1994          1993          1992
                                                         ---------     ---------     ---------
Balance at end of year.................................  $6,460,214    $5,028,000    $1,057,000
Interest rate at end of year...........................        7.75%         6.00%         6.00%
Maximum amount outstanding during year.................  $6,753,000    $5,028,000    $6,366,052
Average amount outstanding during year.................  $4,187,071    $2,535,869    $1,604,661
Weighted average interest rate during year.............        6.60%         6.00%         6.45%

     The Company paid interest associated with all borrowings in 1994, 1993 and 1992 of $272,414, $145,433 and $96,643, respectively.

     At September 30, 1994, the Company had available for working capital purposes a $10,000,000 unsecured bank line of credit arrangement, including letters of credit. The arrangement provides for borrowings at the prime rate (7.75% at September 30, 1994) with interest payable monthly and no compensating balance requirements. At September 30, 1994, letters of credit in the aggregate amount of $2,605,301 were outstanding. The amount available under this agreement at September 30, 1994 was $934,485. Subsequent to September 30, 1994, the Company increased its unsecured bank line of credit arrangement to $13,000,000, which expires in December 1994. The Company has the ability and intent to renew this arrangement.

                          INSITUFORM MID-AMERICA, INC.

NOTE F -- INCOME TAXES

     The components of income before income taxes and minority interest were as follows:

                                                          1994          1993           1992
                                                        ---------     ---------     ----------
Domestic operations...................................  $7,612,176    $5,383,399    $ 9,925,102
Foreign operations....................................   1,351,566       338,311      2,193,871
                                                        ----------    ----------    -----------
                                                        $8,963,742    $5,721,710    $12,118,973
                                                         =========     =========     ==========

     The provision for income taxes was comprised of the following:

                                                           1994          1993          1992
                                                         ---------     ---------     ---------
Current:
     Federal...........................................  $2,239,476    $1,578,000    $3,041,000
     State.............................................     519,219       318,903       374,643
     Foreign...........................................     692,598       280,529       669,744
                                                         ----------    ----------    ----------
                                                          3,451,293     2,177,432     4,085,387
                                                         ----------    ----------    ----------
Deferred:
     Federal...........................................     285,724       125,000       176,000
     State.............................................      50,993         1,711        22,000
     Foreign...........................................    (53,186)         9,927       159,652
                                                         ----------    ----------    ----------
                                                            283,531       136,638       357,652
                                                         ----------    ----------    ----------
                                                         $3,734,824    $2,314,070    $4,443,039
                                                         ==========    ==========    ==========

     Effective October 1, 1993, the Company adopted Statement 109. Statement 109 requires a change from the deferred method of accounting for income taxes under APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The cumulative effect of this change in accounting for income taxes was immaterial to the consolidated financial statements of the Company. The Company has not reflected a valuation allowance against its deferred tax assets.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1994 were as follows:

        DEFERRED TAX ASSETS:
             Employee benefits consisting principally of health,
               welfare and compensated absences........................   $   29,836
             Uniform inventory capitalization..........................      111,625
             Foreign tax credit carry-forward..........................      108,583
             Uncompleted contract adjustment...........................        9,426
                                                                          ----------
                  Total gross deferred tax assets......................      259,470
                                                                          ----------
        DEFERRED TAX LIABILITIES:
             Property and equipment, licenses and patents, principally
               due to differences in depreciation and amortization.....   (1,326,224)
             State income taxes........................................      (88,843)
                                                                          ----------
                  Total gross deferred tax liabilities.................   (1,415,067)
                                                                          ----------
                  Net deferred tax liability...........................  $(1,155,597)
                                                                          ==========

                          INSITUFORM MID-AMERICA, INC.

     For the years ended September 30, 1993 and 1992, deferred income tax expense of $136,638 and $357,652, respectively, resulted from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

                                                                   1993         1992
                                                                 --------     --------
        Depreciation and amortization..........................  $174,919     $432,169
        Uniform inventory capitalization.......................   (52,334)     (56,288)
        Other, net.............................................    14,053      (18,229)
                                                                 --------     --------
                                                                 $136,638     $357,652
                                                                 ========     ========

     A reconciliation between the provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 34% to income before income taxes is as follows:

                                                           1994          1993          1992
                                                         ---------     ---------     ---------
Provision for income taxes at statutory Federal rate...   $3,047,672   $1,945,381    $4,120,450
State and local taxes, net of Federal benefit..........     376,340       211,605       260,700
Foreign operations with tax rates lower than Federal        (62,026)       (4,435)     (177,664)
  rate.................................................
Other foreign operations...............................     241,904       179,590       275,980
Other, net.............................................     130,934       (18,071)      (36,427)
                                                         ----------    ----------    ----------
                                                         $3,734,824    $2,314,070    $4,443,039
                                                         ==========    ==========    ==========

     The cumulative amount of undistributed earnings of foreign subsidiaries for which U.S. Federal income taxes have not been provided were approximately $1,304,000 at September 30, 1994.

     The Company paid income taxes of $2,633,844, $3,202,146 and $4,587,861 for 1994, 1993 and 1992, respectively.

NOTE G -- LEASES

     The Company has entered into various noncancelable operating leases for a building, equipment and automobiles ranging over periods from two to ten years. Certain expenses applicable to the leases including taxes, insurance and repairs and maintenance, are also payable by the Company.

     Rent expense under long-term operating leases was $737,464, $706,345 and $703,286 for 1994, 1993 and 1992, respectively.

     Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at September 30, 1994:

            1995....................................................   $ 680,557
            1996....................................................     434,226
            1997....................................................     205,530
            1998....................................................      36,097
            1999....................................................       3,173
                                                                      ----------
                                                                      $1,359,583
                                                                      ==========

NOTE H -- COMMITMENTS

     The Company has obtained the use of certain patent rights and know-how relative to methods, apparatuses and materials used in the Insituform and NuPipe processes of rehabilitation of sewers and pipe

                          INSITUFORM MID-AMERICA, INC.

through license agreements with subsidiaries of Insituform Technologies, Inc. Under the terms of its license agreements for the Insituform process, the Company must pay royalty fees from 8% to 9% of Insituform gross contract revenues, less deductions for certain preparatory and finishing costs. Under the terms of its license agreement for NuPipe, the Company must pay royalty fees equal to 6.75% of NuPipe gross contract revenues. Each of the license agreements for Insituform and NuPipe extends for the life of the licensed patent rights (each of which expires in 2011) and is cancelable either by the licensee upon written notice or by the licensor upon nonpayment of royalties or certain other events, as specified in the agreements.

     Pursuant to a License Agreement with Ashimori (the "PALTEM License"), the Company has been granted the exclusive rights to use the patents, trademarks and know-how related to the PALTEM-HL system (for all of North America) and PALTEM-SZ system (for all of the North America except the states of Connecticut, Maine, Maryland, Massachusetts, Rhode Island, Vermont and Virginia in the United States). In connection with the PALTEM License, the Company is obligated to pay royalties of 6% on PALTEM-HL installations and 7% on PALTEM-SZ installations. The PALTEM License also provides that if the Company does not purchase specified minimum amounts of PAL-Liner during periods specified in the agreement, the PALTEM License could be changed to a non-exclusive basis and, if such minimum purchases continue not to be met, the agreement could be terminated. The PALTEM License provides that the parties will enter into a separate supply agreement for materials used in PALTEM system installations, and a separate cross-license agreement for Ashimori's Apollo system of point repair and the Tite Liner system.

     The PALTEM License extends for an initial term of 15 years as to the PALTEM-HL system and for an initial term ending December 31, 1994 for the PALTEM-SZ system, provided, however, that the parties have agreed to make a good faith effort to agree prior to such date to an extension of the PALTEM-SZ license. In addition, the PALTEM License is subject to termination in the event of specified defaults.

NOTE I -- COMMON STOCK

     Except in elections of directors, the holders of the Class A and Class B common stock vote together as a singe class, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to one vote. The holders of Class B common stock are entitled to elect 55% of the members of the Board of Directors (rounded up to the nearest whole number) and the holders of Class A common stock are entitled to elect the remainder.

     The holders of Class A common stock are entitled to a cash dividend in an amount equal to at least 110% of any cash dividend paid on Class B common stock. The holders of Class A common stock also are entitled to a liquidation preference equal to the initial public offering price per share of $8.00, before any liquidating distribution on Class B common stock prior to January 1, 1997. Each share of Class B common stock is convertible by the holder into one share of Class A common stock at any time. If the number of shares of Class B common stock outstanding is less than 12-1/2% of the aggregate number of outstanding shares of both classes of common stock, then all Class B common stock shall be automatically converted into Class A common stock. Holders of Class A common stock have no conversion rights.

NOTE J -- SIGNIFICANT CUSTOMERS

     Revenues from major customers (including direct and indirect contracts), representing at least 10% of total annual contract revenues, were as follows for the years ended September 30:

                                                         1994           1993           1992
                                                      ----------     ----------     ----------
Metropolitan St. Louis Sewer District...............  $14,314,000    $11,665,000    $ 9,643,000
City of Houston, Texas..............................          --             --      11,308,000
                                                       ----------     ----------     ----------
                                                      $14,314,000    $11,665,000    $20,951,000
                                                       ==========     ==========     ==========

                          INSITUFORM MID-AMERICA, INC.

NOTE K -- STOCK OPTION PLAN

     During 1986, the Company established the Insituform Mid-America, Inc. Stock Option Plan (Plan) which, as amended, provides for the granting to employees, officers and directors of the Company options to purchase a maximum of 1,000,000 shares of Class A common stock. The Plan provides for granting of incentive stock options and non-qualified stock options.

     All options granted under the Plan must have an exercise price of not less than 100% of the fair market value of the Class A common stock on the date of grant. In lieu of exercise, the optionee may request payment of a stock appreciation right measured as of the date of the request, subject to approval by the Stock Option Committee. Changes in the number of shares subject to options for the years ended September 30 are summarized as follows:

                                                        1994                      1993                      1992
                                                ---------------------     ---------------------     ---------------------
                                                             SHARES                    SHARES                    SHARES
                                                AVERAGE      SUBJECT      AVERAGE      SUBJECT      AVERAGE      SUBJECT
                                                 PRICE      TO OPTION      PRICE      TO OPTION      PRICE      TO OPTION
                                                -------     ---------     -------     ---------     -------     ---------
Beginning of year.............................  $ 9.00       350,580      $ 7.83       271,780      $ 4.82       169,287
Options granted...............................   13.14        29,400       11.50       100,000       11.25       120,626
Options exercised.............................    9.50        (1,002)       5.38       (20,027)       4.50       (18,133)
Options cancelled.............................   10.39        (5,070)      11.25        (1,173)         --            --
                                                            ---------                 ---------                 ---------
End of year...................................    9.31       373,908        9.00       350,580        7.83       271,780
                                                =======     =========     =======     =========     =======     =========
Exercisable at year-end.......................               226,888                   174,603                   159,653

     There was no expense recorded with respect to the Plan for 1994, 1993 and 1992.

NOTE L -- PROFIT-SHARING PLAN

     The Company maintains a profit-sharing plan for employees not covered by a collective bargaining agreement. Employer contributions are discretionary and may be made from current or accumulated net profits at the discretion of the Company's Board of Directors. The Company did not record any profit-sharing expense for 1994. For 1993 and 1992, the Company recorded profit-sharing expense of $200,000 and $230,000, respectively.

NOTE M -- LITIGATION

     The Company has been cited by the U.S. Occupational Safety and Health Administration (OSHA) for alleged violations of the Occupational Safety and Health Act of 1970 in connection with a jobsite accident. OSHA has assessed penalties aggregating approximately $1,000,000 arising out of the accident. The Company believes that OSHA's allegations neither accurately reflect the facts and circumstances of the accident nor accurately characterize the Company's strong safety program and commitment thereto. The Company also is involved in other litigation arising in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions (including the OSHA citation) will not materially affect the financial position of the Company.

NOTE N -- SEGMENT INFORMATION

     The Company's operations consist of a single business segment which applies various trenchless technologies, principally the Insituform process, to solve problems requiring rehabilitation, new construction and improvement of pipeline systems including sewers, industrial waste lines, water lines and oil field, mining and industrial process pipelines.

                          INSITUFORM MID-AMERICA, INC.

     Information concerning the Company's geographic segments for the years ended September 30, was as follows:

                                                         1994           1993           1992
                                                      ----------     ----------     ----------
CONTRACT REVENUES:
     United States..................................  $64,617,104    $54,652,542    $59,591,684
     Canada.........................................   7,201,951      5,621,272      7,053,206
     Latin America..................................   3,740,233             --             --
     Other areas....................................          --         48,300        286,850
     Eliminations...................................    (279,959)      (236,328)      (241,836)
                                                      ----------     ----------     ----------
                                                      $75,279,329    $60,085,786    $66,689,904
                                                      ==========     ==========     ==========

                                                         1994           1993           1992
                                                      ----------     ----------     ----------
INCOME FROM OPERATIONS:
     United States..................................  $7,001,687     $4,924,332     $9,975,243
     Canada.........................................   1,721,385      1,091,034      2,330,335
     Latin America..................................     481,567             --             --
     Other areas....................................          --        (14,532)       (47,463)
                                                      ----------     ----------     ----------
                                                      $9,204,639     $6,000,834     $12,258,115
                                                      ==========     ==========     ==========

                                                         1994           1993           1992
                                                      ----------     ----------     ----------
IDENTIFIABLE ASSETS:
     United States..................................  $55,745,124    $51,646,959    $43,930,662
     Canada.........................................   8,649,246      8,035,778      7,363,694
     Latin America..................................   7,245,451             --             --
     Other areas....................................          --          4,800        161,420
     Eliminations...................................  (7,760,886)    (6,751,913)    (6,339,700)
                                                      ----------     ----------     ----------
                                                      $63,878,935    $52,935,624    $45,116,076
                                                      ==========     ==========     ==========

NOTE O -- SUBSEQUENT EVENT

     In November 1994, the Company announced the proposed acquisition of the pipeline rehabilitation business of ENVIROQ Corporation ("Enviroq"), including Enviroq's Insituform process business which is conducted by its Insituform Southeast, Inc. subsidiary. Insituform Southeast, Inc. operates in a licensed territory consisting of Alabama, Florida, Georgia, North Carolina and South Carolina. It also owns 42.5% of Midsouth Partners, which is the licensee of the Insituform process in Tennessee, most of Kentucky and northern Mississippi.

     Under the terms of the proposed transaction, all assets and liabilities related to Enviroq's interest in Synox Corporation (a development stage company which is engaged in the business of developing and testing a process for the treatment of municipal wastewater "sludge"), and its ownership interest in SPRAYROQ Corporation (a development stage company which offers a spray-applied resinous product used in rehabilitation of manholes, among other applications) will be transferred to a newly organized subsidiary, the stock of which will be distributed to Enviroq's stockholders, immediately prior to the transaction with the Company. In addition, Enviroq will transfer $500,000 cash and the currently undeveloped portion of the real estate which it owns in Jacksonville, Florida to the corporation to be spun-off.

     Pursuant to the proposed transaction, which will be accounted for as a purchase, the Company has agreed to pay $15.25 million cash. In addition, it has agreed to issue a $3 million five-year subordinated promissory note in consideration for a covenant not to compete and enter into an agreement for consulting services providing for the Company's payment of $1 million over five years. Completion of the transaction is subject to customary closing conditions, including approval by the stockholders of Enviroq.

                          INSITUFORM MID-AMERICA, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                    SEPTEMBER
                                                                      JUNE 30           30
                                                                       1995            1994
                                                                    -----------     -----------
                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................................  $ 2,924,814     $ 3,111,664
  Accounts receivable.............................................   16,857,017      15,770,080
  Costs and estimated earnings in excess of billings on
     uncompleted contracts........................................   14,714,348       8,419,956
  Prepaid/refundable income taxes.................................      418,739         521,272
  Inventory.......................................................    5,376,083       2,938,463
  Prepaid expenses and other current assets.......................    4,485,481       2,782,654
                                                                    -----------     -----------
          TOTAL CURRENT ASSETS....................................   44,776,482      33,544,089
                                                                    -----------     -----------
PROPERTY AND EQUIPMENT............................................   51,116,101      34,025,871
Less accumulated depreciation.....................................   21,979,637      12,018,479
                                                                    -----------     -----------
          TOTAL PROPERTY AND EQUIPMENT............................   29,136,464      22,007,392
                                                                    -----------     -----------
LICENSE COSTS.....................................................    1,872,686       1,770,546
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED.............    6,303,878       2,141,353
DEFERRED NON-COMPETE EXPENSE......................................    3,669,200         923,046
PATENTS...........................................................    3,255,805       3,492,509
OTHER.............................................................    2,905,538              --
                                                                    -----------     -----------
          TOTAL OTHER ASSETS......................................   18,007,107       8,327,454
                                                                    -----------     -----------
                                                                    $91,920,053     $63,878,935
                                                                     ==========      ==========

                                                                                    (Continued)

           See notes to condensed consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.



                                                                                    SEPTEMBER
                                                                      JUNE 30           30
                                                                       1995            1994
                                                                    -----------     -----------
                                                                    (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to banks..........................................  $12,726,000     $ 6,460,214
  Subordinated promissory note....................................    3,000,000              --
  Current portion of long-term debt...............................    1,529,528              --
  Accounts payable................................................    8,413,659       8,181,616
  Dividends payable...............................................      157,282              --
  Accrued income taxes............................................      132,801         411,249
  Accrued expenses................................................    4,963,449       6,810,141
  Billings in excess of costs and estimated earnings on
     uncompleted contracts........................................      140,939          63,071
                                                                    -----------     -----------
          TOTAL CURRENT LIABILITIES...............................   31,063,658      21,926,291
                                                                    -----------     -----------
LONG-TERM LIABILITIES
  Long-term debt less current portion.............................   14,024,344              --
  Minority interest...............................................    1,390,902         575,501
  Deferred income taxes...........................................    1,018,293       1,217,641
  Other...........................................................      890,872         283,748
                                                                    -----------     -----------
          TOTAL LONG-TERM LIABILITIES.............................   17,324,411       2,076,890
                                                                    -----------     -----------
COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY
  Preferred Stock -- $.01 par value, 500,000 shares authorized,
     none issued or outstanding...................................           --              --
  Common Stock:
     Class A -- $.01 par value, 13,000,000 shares authorized,
      8,310,046 shares issued and outstanding at June 30, 1995,
      8,279,342 shares issued and outstanding at September 30,
      1994........................................................       83,100          82,793
     Class B -- convertible $.01 par value, 6,000,000 shares
      authorized, 2,472,985 shares issued and outstanding.........       24,730          24,730
  Additional paid-in capital......................................   18,564,514      18,333,959
  Retained earnings...............................................   25,245,279      21,765,402
  Cumulative translation adjustments..............................     (385,639)       (331,130)
                                                                    -----------     -----------
          TOTAL STOCKHOLDERS' EQUITY..............................   43,531,984      39,875,754
                                                                    -----------     -----------
                                                                    $91,920,053     $63,878,935
                                                                     ==========      ==========

           See notes to condensed consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                     NINE MONTHS ENDED
                                                                                          JUNE 30
                                                                                ---------------------------
                                                                                   1995            1994
                                                                                -----------     -----------
Contract revenues.............................................................  $77,611,419     $54,292,881
Cost of contract revenues.....................................................   57,270,715      39,182,517
                                                                                -----------     -----------
Gross profit..................................................................   20,340,704      15,110,364
Costs and expenses:
  General and administrative expenses.........................................    7,856,049       6,323,656
  Selling expenses............................................................    2,523,701       2,353,575
  Research and development expenses...........................................      768,054          37,782
                                                                                -----------     -----------
                                                                                 11,147,804       8,715,013
                                                                                -----------     -----------
Income from operations........................................................    9,192,900       6,395,351
Interest income...............................................................      100,528          43,475
Interest expense..............................................................     (782,679)       (182,773)
Joint venture income..........................................................      385,011         143,865
Other expense.................................................................     (153,308)       (248,500)
                                                                                -----------     -----------
Income before income taxes and minority interest..............................    8,742,452       6,151,418
Provision for income taxes....................................................    2,972,435       2,337,539
                                                                                -----------     -----------
Income before minority interest...............................................    5,770,017       3,813,879
Minority interest in income of consolidated subsidiary........................     (814,501)        (70,981)
                                                                                -----------     -----------
Net income....................................................................  $ 4,955,516     $ 3,742,898
                                                                                 ==========      ==========
Net income per common share...................................................         $.45            $.34
                                                                                       ====            ====

           See notes to condensed consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        NINE MONTHS ENDED
                                                                             JUNE 30
                                                                   ----------------------------
                                                                       1995            1994
                                                                   ------------     -----------
Cash flows from operating activities:
  Net income.....................................................  $  4,955,516     $ 3,742,898
  Adjustments to reconcile net income to net cash:
     Decrease in accounts receivable.............................     1,249,920       2,254,370
     Increase in costs and estimated earnings in excess of
       billings on uncompleted contracts.........................    (4,490,518)     (2,683,917)
     Decrease in insurance claim receivable......................            --       3,003,511
     Decrease in prepaid/refundable income taxes.................       215,213          52,793
     Increase in inventory.......................................    (1,567,622)        (46,807)
     Increase in prepaid expenses and other current assets.......      (898,876)       (906,063)
     Increase (decrease) in accounts payable.....................      (689,959)        719,009
     Increase in dividends payable...............................       157,282              --
     Increase (decrease) in accrued income taxes.................      (278,448)        177,982
     Decrease in accrued expenses................................    (3,348,045)       (572,487)
     Increase (decrease) in billings in excess of costs and
       estimated earnings on uncompleted contracts...............        77,868        (419,084)
     Depreciation................................................     3,548,053       2,224,429
     Amortization................................................       686,692         502,091
     Gain on sale of property and equipment......................        (7,158)         (3,877)
     Deferred income tax provision...............................      (199,348)         (6,095)
     Minority interest in income of consolidated subsidiary......       815,401          70,981
     Other, net..................................................      (497,088)             --
                                                                   ------------     -----------
          Net cash provided (used) by operating activities.......      (271,117)      8,109,734
                                                                   ------------     -----------
Cash flows from financing activities:
  Increase (decrease) in notes payable to banks..................     6,815,333      (1,015,000)
  Increase in long-term debt.....................................    15,250,000              --
  Repayment of current portion of long-term debt.................      (151,310)             --
  Increase in subordinated promissory note.......................     3,000,000              --
  Dividends paid to common stockholders..........................    (1,475,639)     (1,473,629)
  Proceeds from exercise of stock options........................       230,862           9,519
  Proceeds from minority interest participation..................            --         400,000
                                                                   ------------     -----------
          Net cash provided (used) by financing activities.......    23,669,246      (2,079,110)
                                                                   ------------     -----------
Cash flows from investing activities:
  Additions to property and equipment............................    (5,342,721)     (5,671,136)
  Proceeds from sale of property and equipment...................       162,251         233,758
  Acquisition of business........................................   (18,250,000)             --
  Increase in license costs......................................      (100,000)             --
                                                                   ------------     -----------
          Net cash used by investing activities..................   (23,530,470)     (5,437,378)
                                                                   ------------     -----------
Effect of exchange rate changes on cash..........................       (54,509)        (82,003)
                                                                   ------------     -----------
Net increase (decrease) in cash and cash equivalents.............      (186,850)        511,243
Cash and cash equivalents at September 30........................     3,111,664       2,088,966
                                                                   ------------     -----------
Cash and cash equivalents at June 30.............................  $  2,924,814     $ 2,600,209
                                                                   ============     ===========
Supplemental cash flow information:
  Interest paid..................................................  $    405,138     $   181,972
  Income taxes paid..............................................     3,068,084       2,256,650

           See notes to condensed consolidated financial statements.

                          INSITUFORM MID-AMERICA, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normally recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere in this Joint Proxy Statement/Prospectus for the fiscal year ended September 30, 1994.

     Operating results for the nine months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1995.

2.  COMPUTATION OF INCOME PER SHARE

     Net income per common share was computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.

                                                                      NINE MONTHS ENDED
                                                                           JUNE 30,
                                                                  --------------------------
                                                                     1995           1994
                                                                  -----------    -----------
    Weighted average number shares outstanding..................   11,088,223     11,117,438

3.  LEGAL PROCEEDINGS

     By letters, dated April 4, 1995, Insituform North America Corp. and NuPipe, Inc., subsidiaries of Insituform Technologies, Inc. ("ITI"), notified Insituform Southeast, Inc. and NuPipe Southeast Corporation, then subsidiaries of Enviroq Corporation ("Enviroq"), that the ITI subsidiaries refused to grant their consent under the Insituform and NuPipe license agreements with the subsidiaries of Enviroq to the transactions contemplated by the acquisition agreement under which the Company acquired the pipeline rehabilitation business of Enviroq. On April 4, 1995, Insituform North America Corp. and NuPipe, Inc. (collectively, the "ITI Plaintiffs") filed a Complaint for Declaratory Relief (the "Declaratory Action") against Insituform Southeast, Inc., NuPipe Southeast Corporation, Enviroq and the Company in the Chancery Court for the Thirtieth Judicial District at Memphis, Shelby County, Tennessee. In the Declaratory Action, the ITI Plaintiffs are seeking a declaratory judgment that they were within their rights to refuse to consent under Insituform and NuPipe license agreements with subsidiaries of Enviroq, to the transactions contemplated by the acquisition agreement, and that they possess all legal rights under such agreements arising out of the failure by the respective licensees to obtain such consent. The defendants have caused the Declaratory Action to be removed to Federal District Court for the Western District of Tennessee. Pursuant to agreements between the parties to the Declaratory Action, the proceedings have been stayed by Court order until the earlier to occur of the completion of the proposed merger (the "Merger") with ITI Acquisition Corp., as a result of which the Company would become a wholly-owned subsidiary of ITI (see Note 6), or January 31, 1996. The parties also have agreed to take no further legal action with respect to the ITI Plaintiffs' failure to grant consent, in the Declaratory Action or otherwise, through the earlier to occur of the Merger or the termination of the related Agreement and Plan of Merger prior to the Merger.

     Insitu, Inc. ("Insitu"), one of the three partners in MidSouth Partners, a Tennessee general partnership, has filed a demand for arbitration claiming that E-MidSouth, Inc. ("E-MidSouth"), another partner in MidSouth Partners and a wholly-owned subsidiary of Insituform Southeast, Inc. (an indirect wholly-owned subsidiary of the Company), has breached the partnership agreement by Enviroq's entering into the

                          INSITUFORM MID-AMERICA, INC.

                                  (UNAUDITED)

acquisition agreement with the Company. E-MidSouth denies that it has breached the partnership agreement. The arbitration proceeding has been stayed until October 2, 1995 by consent of the parties.

     Pursuant to citations issued December 15, 1993, the Occupational Safety and Health Administration, Kansas City Area Office ("OSHA"), alleged that the Company and its subsidiaries violated certain provisions of the Occupational Safety and Health Act of 1970 in connection with rehabilitation activities in Kansas City, Missouri in June 1993. The allegations related to an accident in which one of the employees of a Company subsidiary was swept away and drowned in a flash flood resulting from a sudden and torrential thunderstorm. OSHA alleged that the subsidiary's safety procedures were inadequate and assessed penalties aggregating approximately $1 million. The Company believes that OSHA's allegations neither accurately reflected the facts and circumstances of the accident nor accurately characterized the Company's strong safety program and commitment thereto. The Company cooperated fully with OSHA in its investigation and does not believe that the allegations were warranted. To avoid the costs and uncertainties of defending the citations in adversarial proceedings, the Company settled this claim in July 1995 by agreeing to pay OSHA an aggregate of $325,000 in equal semi-annual installments through January 1997.

     Pursuant to a complaint filed August 1, 1995, Enviroq Corporation (formerly, New Enviroq Corporation; "New Enviroq") initiated an action in the Circuit Court of Jefferson County, Alabama, for a judgment on the $3.0 million Subordinated Promissory Note (the "Subordinated Note") issued in connection with the Company's acquisition of Insituform Southeast, Inc. and related corporations in April 1995 (the "Enviroq Acquisition"). New Enviroq claims that the Company is in default under the Subordinated Note. The Company denies liability and intends to vigorously defend the suit and pursue claims against New Enviroq arising out of the Enviroq Acquisition, including New Enviroq's obligations under the acquisition agreement. In the Company's opinion, the ultimate resolution of this litigation will not have a material adverse effect upon the Company's financial condition or results of operations.

4. LONG-TERM DEBT

     As of June 30, 1995, the Company was in default under the tangible net worth covenants in its term loan agreement, for which the lenders have granted a waiver. The Company's lenders also have waived the event of default arising out of developments with respect to the Company's $3.0 million Subordinated Note as described in Note 7.

5. ACQUISITION

     On April 18, 1995, the Company completed the acquisition of the pipeline rehabilitation business of Enviroq, including Enviroq's Insituform process business which is conducted by its Insituform Southeast, Inc. subsidiary. Insituform Southeast, Inc. operates in a licensed territory consisting of Alabama, Florida, Georgia, North Carolina and South Carolina. It indirectly also owns 42.5% of Midsouth Partners, which is the licensee of the Insituform process in Tennessee, most of Kentucky and northern Mississippi.

     Under the terms of the transaction, all assets and liabilities related to Enviroq's interest in Synox Corporation (a development stage company which is engaged in the business of developing and testing a process for the treatment of municipal wastewater "sludge"), and its ownership in SPRAYROQ Corporation (a development stage company which offers a spray-applied resinous product used in rehabilitation of manholes, among other applications) were transferred to a newly organized subsidiary, the stock of which was distributed to Enviroq's stockholders immediately prior to the transaction with the Company. In addition, Enviroq transferred $500,000 cash and the undeveloped portion of real estate which it owned in Jacksonville, Florida to the corporation spun-off.

                          INSITUFORM MID-AMERICA, INC.

                                  (UNAUDITED)

     Pursuant to the transaction, which was accounted for as a purchase of stock, the Company paid $15.25 million cash and issued a $3.0 million five-year subordinated promissory note in consideration for a covenant not to compete and entered into an agreement for consulting services providing for the Company's payment of $1 million over five years. See Note 7 for information regarding demands made for payment under the Subordinated Note.

     The condensed consolidated statements of income include the Enviroq operations from the dates the respective stock was acquired. Unaudited pro forma results of operations, assuming the above-described acquisition had occurred at October 1, 1993 are as follows:

                                                                          NINE MONTHS ENDED
                                                                              JUNE 30,
                                                                      -------------------------
                                                                         1995          1994
                                                                      -----------   -----------
Contract revenues...................................................  $89,663,163   $70,849,130
Net income..........................................................    4,272,540     3,902,226
Earnings per share..................................................         $.39          $.35

     This pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations had been combined as of October 1, 1993, and is not intended to be a projection of future results.

     See Note 3 for a description of the moratorium on rights in dispute, including with respect to the Insituform licenses of Enviroq's subsidiaries as a result of the consummation of the transaction without ITI's consent and information concerning arbitration proceedings initiated by one of the partners of MidSouth Partners alleging an event of default by the Enviroq subsidiary partner thereto.

6. MERGER AGREEMENT

     The Company has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 23, 1995, by and among the Company, Insituform Technologies, Inc. ("ITI"), and ITI Acquisition Corp. ("ITI Sub"), a wholly-owned subsidiary of ITI, providing for the merger of ITI Sub into the Company, as a result of which the Company would become a wholly-owned subsidiary of ITI. Pursuant to the terms of the Merger Agreement, holders of the Class A Common Stock of the Company would be entitled to receive 1.15 shares of Class A Common Stock of ITI ("ITI Stock") for each share of the Company's Class A Common Stock held. In connection with the Merger, the holders of the Company's Class B Common Stock have agreed to convert their shares into Class A Common Stock on a share-for-share basis immediately prior to the consummation of the Merger.

     It is anticipated that the Merger will constitute a tax-free reorganization under federal income tax laws and, accordingly, holders of IMA Class A Common Stock would not recognize taxable gain or loss upon their receipt of ITI Stock in the Merger. In addition, it is anticipated that the Merger would be accounted for using the pooling-of-interests method of accounting.

     Consummation of the Merger is subject to customary closing conditions, including approval by the respective stockholders of the Company and ITI. Pending completion of the Merger, the Company and ITI agreed to certain covenants relating to the operation of their respective businesses. The Merger Agreement also provides that it may be terminated prior to closing under certain circumstances, including if the closing has not occurred by January 31, 1996.

                          INSITUFORM MID-AMERICA, INC.

                                  (UNAUDITED)

7. SUBSEQUENT EVENT

     By letter, dated July 14, 1995, counsel for New Enviroq alleged that a default had occurred with respect to the payment of the interest due to New Enviroq on June 30, 1995 under the Subordinated Note in the principal amount of $3.0 million issued by the Company in April 1995 in connection with the acquisition described in Note 5. New Enviroq demanded payment of such interest installment and purported to declare the entire principal due and payable. The Company advised New Enviroq that such purported acceleration was improper and directed New Enviroq to withdraw it. On August 1, 1995, New Enviroq filed a lawsuit against the Company in the Circuit Court of Jefferson County, Alabama, seeking a judgment in respect of the Company's alleged default under the Subordinated Note.

     The Company believes it is not in default under the Subordinated Note and intends to vigorously defend the lawsuit and pursue claims against New Enviroq arising out of the Enviroq Acquisition, including New Enviroq's obligations under the acquisition agreement. The Company's senior lenders have waived the event of default under the Company's principal financing agreements which otherwise would have occurred as a result of New Enviroq's actions in respect of the Subordinated Note. The Company is seeking to negotiate a mutually acceptable resolution regarding the status of the Subordinated Note. Pending such resolution, the Company classified the obligation as a current liability in the accompanying balance sheet. In the Company's opinion, the ultimate resolution thereof will not have a material adverse effect upon the Company's financial condition or results of operations.

                          INDEPENDENT AUDITORS' REPORT

IMA Merger Sub, Inc. and Subsidiary

     We have audited the accompanying consolidated balance sheets of Enviroq Corporation and subsidiaries (renamed IMA Merger Sub, Inc.) as of March 25, 1995 and March 26, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Enviroq Corporation and subsidiaries as of March 25, 1995 and March 26, 1994, and the results of their operations and their cash flows for each of the two years in the period ended March 25, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1, to the consolidated financial statements, the Company discontinued the operations of two of its subsidiaries; Synox Corporation and Sprayroq, Inc. and spun off their related assets, together with certain other assets, to a newly formed company on April 18, 1995. The loss from operations of these subsidiaries is included in income from discontinued operations in the accompanying consolidated financial statements. In addition on April 18, 1995, the Company sold all of its common stock to Insituform Mid-America, Inc.

     As discussed in Note 16, the Company is involved in certain litigation and arbitration proceedings in connection with the merger with Insituform Mid-America, Inc. regarding certain aspects of its Insituform and NuPipe licensing agreements and the partnership agreement of Midsouth Partners. The ultimate outcome of these litigation and arbitration proceedings cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of these matters has been made in the accompanying consolidated financial statements.

Deloitte & Touche LLP
Jacksonville, Florida
June 9, 1995

                              ENVIROQ CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                              MARCH 1995      MARCH 1994
                                                                              -----------     -----------
                                                ASSETS
Current assets:
  Cash and cash equivalents.................................................  $   621,477     $   218,806
  Contracts receivable (net of allowance for doubtful accounts of $0).......    3,671,831       3,315,651
  Marketable securities (at amortized cost which approximates market
    value)..................................................................      203,083         360,485
  Inventories...............................................................      960,716         876,083
  Costs and estimated earnings in excess of related billings................      966,245       1,751,194
  Receivables from related parties..........................................       15,978          86,358
  Income taxes receivable...................................................      112,998
  Prepaid expenses and other assets.........................................      219,316         259,876
                                                                              -----------     -----------
                                                                                6,771,644       6,868,453
                                                                              -----------     -----------
Investment and other assets:
  Investments in and advances to affiliate..................................    1,322,529         913,808
  Receivable from New Enviroq...............................................      344,162
  Deferred income taxes.....................................................      131,806         170,332
  Other assets..............................................................      987,852       1,024,802
                                                                              -----------     -----------
                                                                                2,786,349       2,108,942
                                                                              -----------     -----------
Property, plant and equipment, at cost:
  Land......................................................................      252,789         252,789
  Buildings.................................................................    2,589,081       2,523,441
  Construction equipment....................................................    5,543,573       5,608,100
  Other equipment and vehicles..............................................    2,448,462       1,985,306
  Construction in process...................................................      182,952          89,069
                                                                              -----------     -----------
                                                                               11,016,857      10,458,705
  Less accumulated depreciation.............................................   (6,595,047)     (6,549,775)
                                                                              -----------     -----------
                                                                                4,421,810       3,908,930
                                                                              -----------     -----------
Net assets of discontinued operations.......................................    1,943,227       2,718,767
                                                                              -----------     -----------
                                                                              $15,923,030     $15,605,092
                                                                              ===========     ===========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable..............................................................  $     1,000     $     1,000
  Accounts payable and accrued expenses.....................................    2,071,227       1,226,867
  Salaries, wages and related taxes.........................................      251,252         275,044
  Billings in excess of costs and estimated earnings........................                       34,706
  Due to related parties....................................................      696,726         914,295
  Income taxes payable......................................................                       74,106
  Current portion of long-term debt and capital leases......................      126,115         121,663
                                                                              -----------     -----------
                                                                                3,146,320       2,647,681
Long-term debt and capital leases...........................................      339,401         465,515
Deferred compensation.......................................................      560,783         412,498
                                                                              -----------     -----------
                                                                                4,046,504       3,525,694
                                                                              -----------     -----------
Commitments and contingencies (Notes 4, 7 and 16)
Stockholders' Equity:
  Class C preferred stock -- $1 par value; authorized 1,000,000 shares, none issued or outstanding
  Common stock -- $.44 par value; authorized 15,000,000 shares, issued
    4,916,791 shares........................................................    2,163,388       2,163,388
  Additional paid-in capital................................................    9,700,619      10,178,748
  Retained earnings (deficit)...............................................      134,311        (140,946)
                                                                              -----------     -----------
                                                                               11,998,318      12,201,190
  Less treasury stock at cost, 51,404 shares................................     (121,792)       (121,792)
                                                                              -----------     -----------
                                                                               11,876,526      12,079,398
                                                                              -----------     -----------
                                                                              $15,923,030     $15,605,092
                                                                              ===========     ===========

          See Accompanying Notes to Consolidated Financial Statements.

                              ENVIROQ CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEARS ENDED
                                                                    ---------------------------
                                                                    MARCH 1995      MARCH 1994
                                                                    -----------     -----------
Revenues..........................................................  $21,263,498     $22,015,031
Cost of revenues..................................................   17,252,236      17,903,924
                                                                    -----------     -----------
  Gross profit....................................................    4,011,262       4,111,107
Selling, general and administrative expenses......................    2,868,240       2,657,907
                                                                    -----------     -----------
  Income from operations..........................................    1,143,022       1,453,200
                                                                    -----------     -----------
Other income:
  Equity in income of affiliate...................................      531,971         150,254
  Interest........................................................       78,897          57,042
  Other...........................................................      208,342         138,050
                                                                    -----------     -----------
                                                                        819,210         345,346
                                                                    -----------     -----------
Other expense:
  Interest........................................................       85,299          57,437
  Other...........................................................       45,268          48,159
                                                                    -----------     -----------
                                                                        130,567         105,596
                                                                    -----------     -----------
Income from continuing operations before income taxes.............    1,831,665       1,692,950
Income tax provision..............................................     (794,000)       (671,000)
                                                                    -----------     -----------
Income from continuing operations.................................    1,037,665       1,021,950
Discontinued operations (Note 1):
  Loss from operations of discontinued subsidiaries Synox and
     Sprayroq (less applicable income tax benefit of $272,000 and
     $265,000)....................................................     (762,408)       (647,206)
                                                                    -----------     -----------
Net income........................................................  $   275,257     $   374,744
                                                                     ==========      ==========

          See Accompanying Notes to Consolidated Financial Statements.

                              ENVIROQ CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        YEARS ENDED MARCH 1995 AND 1994

                                   COMMON STOCK
                                 ($.44 PAR VALUE)      ADDITIONAL    RETAINED      TREASURY STOCK
                              ----------------------     PAID-IN     EARNINGS    ------------------
                               SHARES       AMOUNT       CAPITAL     (DEFICIT)   SHARES    AMOUNT        TOTAL
                              ---------   ----------   -----------   ---------   ------   ---------   -----------
Balance March 27, 1993......  4,871,791   $2,143,588   $10,072,923   $(515,690)  51,404   $(121,792)  $11,579,029
Net income..................                                           374,744                            374,744
Issuance of common stock....     45,000       19,800       105,825                                        125,625
                              ---------   ----------   -----------   ---------   ------   ---------   -----------
Balance March 26, 1994......  4,916,791    2,163,388    10,178,748    (140,946)  51,404    (121,792)   12,079,398
Net income..................                                           275,257                            275,257
Organization costs of Synox
  and Sprayroq..............                              (478,129)                                      (478,129)
                              ---------   ----------   -----------   ---------   ------   ---------   -----------
Balance March 25, 1995......  4,916,791   $2,163,388   $ 9,700,619   $ 134,311   51,404   $(121,792)  $11,876,526
                              =========   ==========   ============  ==========  ======   ==========  ============

          See Accompanying Notes to Consolidated Financial Statements.

                              ENVIROQ CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED
                                                                    ---------------------------
                                                                    MARCH 1995      MARCH 1994
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income........................................................  $   275,257     $   374,744
Adjustments to reconcile net income as adjusted to net cash
  provided by operating activities:
  Depreciation....................................................      975,922       1,099,004
  Amortization....................................................      193,908         142,018
  Gain on disposal of fixed assets................................      (74,059)        (36,638)
  Gain on disposal of securities..................................       (1,500)         (3,145)
  Decrease in deferred income taxes...............................       38,526          69,008
  Equity in income of affiliates..................................     (531,971)       (150,254)
  Increase in contracts receivable................................     (356,180)     (1,182,237)
  (Increase) decrease in income taxes receivable..................     (112,998)         96,414
  Receivable from New Enviroq.....................................     (344,162)
  Decrease (increase) in receivable from related parties..........       70,380         (47,523)
  Increase in inventories.........................................      (84,633)       (139,905)
  Decrease (increase) in costs and estimated earnings in excess of
     related billings.............................................      784,949      (1,027,533)
  Decrease (increase) in prepaid expenses and other current
     assets.......................................................       40,560        (207,088)
  Increase in other assets........................................     (156,958)       (262,847)
  Increase in accounts payable and accrued expenses...............      809,526          16,211
  (Decrease) increase in salaries, wages and related taxes........      (23,792)        160,063
  Decrease in billings in excess of costs and estimated
     earnings.....................................................      (34,706)        (37,294)
  (Decrease) increase in due to related parties...................     (182,735)        726,826
  (Decrease) increase in income taxes payable.....................      (74,106)         74,106
  Increase in deferred compensation...............................      148,285          62,923
  Discontinued operations -- non cash charges and working
     capital changes..............................................      285,358         233,920
                                                                    -----------     -----------
Net cash provided by (used in) operating activities...............    1,644,871         (39,227)
                                                                    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities................................   (8,870,000)     (3,500,000)
Sales of marketable securities....................................    9,028,902       4,504,668
Proceeds from sale of equipment...................................      129,613          38,781
Additions to property, plant and equipment........................   (1,544,356)       (856,603)
Distribution of Midsouth Partnership Capital......................      123,250
Cash provided by (used in) discontinued segment...................      500,362         (62,817)
                                                                    -----------     -----------
Net cash (used in) provided by investing activities...............     (632,229)        124,029
                                                                    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on obligations under capital leases......................      (52,698)        (39,331)
Payments on long-term debt........................................      (68,964)        (68,966)
Issuance of additional common stock...............................                       84,375
                                                                    -----------     -----------
Net cash used in financing activities.............................     (121,662)        (23,922)
                                                                    -----------     -----------
  Net increase in cash and cash equivalents.......................      890,980          60,880
  Cash and cash equivalents at beginning of year..................      235,666         174,786
                                                                    -----------     -----------
  Cash and cash equivalents at end of year........................  $ 1,126,646     $   235,666
                                                                     ==========      ==========

          See Accompanying Notes to Consolidated Financial Statements.

                              ENVIROQ CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        YEARS ENDED MARCH 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. GENERAL INFORMATION

     Pursuant to a Merger Agreement, dated November 2, 1994, by and among Enviroq Corporation ("Enviroq"), Insituform Mid-America, Inc. ("IMA") and IMA Acquisition Corp. ("Acquisition Corp."), on April 18, 1995, Acquisition Corp. acquired the common stock of and merged into Enviroq which changed its name to IMA Acquisition Corp. and, together with its wholly-owned subsidiaries, Insituform Southeast, Inc., Enviroq Services, Inc. (which subsequently changed its name to ISE Services, Inc.), E-Midsouth, Inc. and NuPipe Southeast, Inc. became subsidiaries of IMA. Immediately prior to the merger, the net assets of Synox Corporation ("Synox"), a wholly-owned subsidiary of Enviroq, and Sprayroq, Inc. ("Sprayroq"), a 50% owned subsidiary of Enviroq, approximately 11 acres of unimproved land and $500,000 in cash were transferred to New Enviroq, a newly formed public company, at their respective book values and all of the shares of New Enviroq were spun off by Enviroq to its shareholders. Each share of common stock of Enviroq issued and outstanding was converted into a right to receive a cash payment equal to the pro rata portion of the merger consideration of $15,250,000.

     The consolidated financial statements of the Company have been restated to reflect Synox and Sprayroq as discontinued operations. Summarized financial information for the discontinued operations as of and for the years ended March 1995 and 1994 is as follows:

                                                                          1995          1994
                                                                       -----------   ----------
Balance Sheet Data:
Assets
  Current Assets
     Cash and cash equivalents.......................................  $   505,169   $   16,860
     Marketable securities...........................................                   500,000
     Other current assets............................................      171,709      261,430
                                                                       -----------   ----------
                                                                           676,878      778,290
  Other Noncurrent Assets............................................      722,211      807,555
  Net Property, Plant and Equipment..................................    1,153,873    1,247,538
                                                                       -----------   ----------
Total Assets.........................................................    2,552,962    2,833,383
                                                                       -----------   ----------
Liabilities
  Current Liabilities................................................       45,902       77,531
  Noncurrent Liabilities.............................................      563,833       37,085
                                                                       -----------   ----------
Total Liabilities....................................................      609,735      114,616
                                                                       -----------   ----------
Net Assets of Discontinued Operations................................  $ 1,943,227   $2,718,767
                                                                        ==========    =========
Discontinued Loss Data:
Related Party Revenues...............................................  $   173,523   $  142,796
Other Revenues.......................................................       43,110       78,322
                                                                       -----------   ----------
Total Revenues.......................................................      216,633      221,118
                                                                       -----------   ----------
Loss Before Income Taxes.............................................   (1,034,408)    (912,206)
Income Tax Benefit...................................................      272,000      265,000
                                                                       -----------   ----------
Net Loss.............................................................  $  (762,408)  $ (647,206)
                                                                        ==========    =========

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     The Merger Agreement provides that New Enviroq will be responsible to reimburse Enviroq/IMA and pay all transaction costs incurred by Enviroq in connection with the negotiation and consummation of the Merger Agreement. These costs include:

     - Registration of New Enviroq shares,

     - Preparation and filing of Enviroq's Proxy Statement, and

     - All related professional fees and expenses and printing costs including the investment banking fees associated with the fairness opinion.

  B. BASIS OF PRESENTATION

     Principles of Consolidation

     The consolidated financial statements include the accounts of Enviroq Corporation, its wholly-owned subsidiaries, and its 50% owned subsidiary, Sprayroq, Inc. Sprayroq, Inc. is included on a consolidated basis because the Company has a majority voting interest of the stock of Sprayroq, Inc. As previously disclosed, the accounts of Synox and Sprayroq are disclosed as discontinued operations in the consolidated financial statements. All significant intercompany transactions are eliminated. The equity method of accounting is used for the Company's investment in its unconsolidated affiliate.

     Allocated Revenues and Expenses

     Certain subsidiaries of Enviroq purchased chemical products from Sprayroq in order to fulfill requirements of outside contracts. The revenues earned from these outside contracts were allocated to Sprayroq based on the fair value of the products. Revenues allocated to Sprayroq were approximately $174,000 and $143,000 in 1995 and 1994. In addition, a pro-rata share of general and administrative corporate costs incurred by Enviroq have been allocated to Synox and Sprayroq based upon estimated time expended by corporate employees, services performed by outside vendors and usage of various corporate materials related to the operations of Synox and Sprayroq. General and administrative expenses allocated to Synox and Sprayroq were approximately $219,000 in 1995 and 1994. Management believes the above stated allocations of revenues and expenses were made on a reasonable basis; however, they do not necessarily reflect the results of operations which would have occurred had Synox and Sprayroq been independent entities nor are they necessarily indicative of future revenues or expenses.

  C. FISCAL YEAR

     Enviroq's fiscal year ends on the last Saturday in March. Fiscal years 1995 and 1994 consisted of 52 weeks.

  D. ENVIROQ'S BUSINESS AND OPERATING CYCLE

     Enviroq is engaged in the business of pipeline, sewer and conduit reconstruction, repair and rehabilitation using a process that provides a continuous, jointless tube with little or no excavation under normal conditions. Enviroq has the exclusive licensee for the Insituform and NuPipe processes in Alabama, Florida, Georgia, North Carolina, and South Carolina, and in addition, own 42.5% of Midsouth Partners, a general partnership which is the exclusive licensee of the Insituform and NuPipe processes in Tennessee, most of Kentucky, and northern Mississippi.

     The work is performed under cost-plus-fee and fixed-priced contracts, primarily with state and local government agencies. Because such contracts do not extend beyond one year, the accompanying balance sheets are presented on a classified basis.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

  E. REVENUE AND COST RECOGNITION

     Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to total estimated costs for each contract (cost-to-cost method). This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Changes in job performance, conditions and estimated profitability may result in subsequent revisions to costs and income. When possible, such revisions are recognized in the period that the related contract revenues and costs are recorded. Otherwise, they are recognized in the period in which the revisions are determined. The asset, "Costs and estimated earnings in excess of related billings", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings", represents billings in excess of revenues recognized.

  F. CASH AND CASH EQUIVALENTS

     Enviroq considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents except for certain short term state and municipal bond funds.

  G. INVENTORIES

     Inventories, consisting of raw materials and supplies, are valued at the lower of cost (first-in, first-out method) or market.

  H. MARKETABLE SECURITIES

     Marketable securities consist primarily of state and municipal tax exempt bonds and bond funds of various maturities carried at amortized cost which approximates market value. These investments are subject to market risk associated with fixed income securities. Enviroq classifies all debt and marketable equity securities in one or more of the following three categories:
(1) Held-to-Maturity; (2) Available-for-Sale; and (3) Trading. Enviroq considers all securities to be available-for-sale securities. Realized gains and losses on these securities are determined on a specific identification basis. There were no unrealized holding gains or losses at March 1995 and 1994.

  I. INVESTMENT IN AND ADVANCES TO AFFILIATE

     Enviroq's investment in Midsouth Partners, a general partnership, is accounted for by the equity method. Under the terms of the partnership agreement, Enviroq has a 42.5% interest in the partnership's profits or losses.

  J. INTANGIBLES

     Costs incurred for certain sub-license agreements are being amortized over a 12 year period using the straight-line method.

     Organizational costs for NuPipe Southeast, Inc. and Enviroq Services, Inc. are being amortized over a three year period using the straight-line method.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     Enviroq purchased a license agreement from NU-PIPE, Inc. in December 1990. This agreement provides NuPipe Southeast, Inc. exclusive process rights within its territory and use of copyrighted information. This cost is being amortized over the life of the agreement (15 years) using the straight-line method.

     The excess of Enviroq's basis in Synox over the underlying net asset value is being amortized over a 15 year period using the straight-line method.

     Management periodically evaluates the likelihood of impairment of its intangible assets based upon anticipated future cash flows.

  K. PROPERTY, PLANT AND EQUIPMENT

     Depreciation is provided principally on the straight-line method over the following estimated useful lives of the assets:

                                                                           YEARS
                                                                          --------
            Buildings...................................................   5 to 40
            Construction equipment......................................   2 to 15
            Other equipment and vehicles................................   2 to  7

     Repairs and maintenance costs are charged to expense as incurred.

  L. CAPITALIZATION OF INTEREST

     Interest incurred on major capital expenditures is capitalized during the period of construction. Capitalized interest was $14,357 and $3,664 for the years ended March 1995 and 1994, respectively.

  M. RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. For the years ended March 1995 and 1994 such costs relating to continuing operations were $69,295 and $47,320, respectively.

  N. INCOME TAXES

     Enviroq Corporation files consolidated federal income tax returns. Income tax expense (benefit) is allocated to each member of the consolidated group on the basis of their respective taxable income or loss included in the consolidated income tax returns. Enviroq utilizes an asset and liability approach to financial accounting for income taxes. Under this method deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

     In 1995 and 1994, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of Enviroq assets and liabilities.

  O. PRODUCT WARRANTIES

     Enviroq generally warrants that its products meet contract specifications. Such warranties cover materials and workmanship and are generally effective for a period of one year from date of contract completion. Liability for warranty claims is accrued when management determines that a specific liability exists and the amount can be reasonably estimated.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

  P. RECLASSIFICATIONS

     Certain reclassifications have been made to the 1994 consolidated financial statements to conform with the presentation adopted for 1995.

2. CONTRACTS RECEIVABLE

     Substantially all the contracts are with governmental units located within Enviroq's geographic territory. Contracts receivable are as follows:

                                                                  MARCH 1995     MARCH 1994
                                                                  ----------     ----------
    Completed contracts.........................................  $  826,556     $1,077,604
    Contracts in process........................................   2,100,609      1,960,791
    Retained....................................................     744,666        277,256
                                                                  ----------     ----------
                                                                  $3,671,831     $3,315,651
                                                                  ==========     ==========

3. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                MARCH 1995      MARCH 1994
                                                                -----------     -----------
    Costs on uncompleted contracts............................  $ 5,424,974     $ 4,848,507
    Estimated earnings........................................      452,204       1,366,433
                                                                -----------     -----------
                                                                  5,877,178       6,214,940
    Less billings to date.....................................   (4,910,933)     (4,498,452)
                                                                -----------     -----------
                                                                $   966,245     $ 1,716,488
                                                                ===========     ===========

     Included in the accompanying consolidated balance sheets under the following captions:

                                                                MARCH 1995      MARCH 1994
                                                                -----------     -----------
    Costs and estimated earnings in excess of billings........  $   966,245     $ 1,751,194
    Billings in excess of costs and estimated earnings........                      (34,706)
                                                                   --------      ----------
                                                                $   966,245     $ 1,716,488
                                                                   ========      ==========

4. INVESTMENT IN AND ADVANCES TO AFFILIATE

     The Midsouth Partners partnership agreement requires each partner to fund additional capital contributions as may be necessary for operations of the partnership in proportion to their respective interests. In addition, Enviroq and one other partner are each obligated to loan up to $250,000 to Midsouth Partners for operating capital. As of March 1995, Enviroq had no loans outstanding under this agreement. During the year ended March 1995, Midsouth Partners distributed $290,000 to its owners. Enviroq's portion of this distribution

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

was $123,250. Summary information for Midsouth Partners as of March 1995 and 1994 and for the twelve month periods then ended is as follows:

                                                                     1995           1994
                                                                  (UNAUDITED)    (UNAUDITED)
                                                                  ----------     ----------
    Current assets..............................................  $2,545,224     $2,026,386
    Long-term assets............................................   1,293,161        971,842
                                                                  ----------     ----------
    Total assets................................................  $3,838,385     $2,998,228
                                                                  ==========     ==========
    Current liabilities.........................................  $  691,335     $  765,582
    Long-term liabilities.......................................      35,218         82,510
                                                                  ----------     ----------
    Total liabilities...........................................  $  726,553     $  848,092
                                                                  ==========     ==========
    Partnership equity..........................................  $3,111,832     $2,150,136
                                                                  ==========     ==========
    Revenues....................................................  $7,857,190     $6,357,515
                                                                  ==========     ==========
    Gross profit................................................  $2,227,243     $1,479,577
                                                                  ==========     ==========
    Net income..................................................  $1,251,696     $  352,855
                                                                  ==========     ==========
    Enviroq's interest:
      Share of cumulative undistributed partnership income......  $1,322,529     $  913,808
                                                                  ==========     ==========

5. LONG-TERM DEBT AND CAPITAL LEASES

                                                                   MARCH 1995     MARCH 1994
                                                                   ----------     ----------
    Mortgage obligation under industrial development bond........   $396,551       $465,516
    Less current portion.........................................    (68,966)       (68,965)
                                                                    --------       --------
                                                                    $327,585       $396,551
                                                                    ========       ========

     In December 1985, Enviroq received proceeds of $965,145 from the issuance of a $1,000,000 Industrial Development Bond (the "Bond") by the City of Jacksonville, Florida and financed by Barnett Bank of Jacksonville, N.A. (the "Bank"). Principal is due in 174 equal monthly installments of $5,747 beginning July 1986 plus interest. Interest is computed at a rate of 91.7% of the Bank's base lending rate. The Bank's base lending rate was 9% at March 1995. The obligation is redeemable at the Bank's option, every five years beginning December 1, 1988 or upon occurrence of a tax violation as defined in the agreements. The obligation is secured by a first mortgage and a first security interest in substantially all of Enviroq's real and personal properties at March 1995.

     Restrictive covenants include: restrictions on the sale or transfer of project assets, change in entities, material adverse change in financial condition or operations, the subordination of all notes payable to stockholders, affiliates or related parties, limitations on additional funded debt, permitting total debt not to exceed 3 times net worth (including subordinated debt), maintaining net worth (including subordinated debt) of not less than $2,000,000, maintaining cash flow available for debt service at 1.5 times annual debt service for all funded debt before dividends may be paid, and maintaining a current ratio of at least 1.3-to-1.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     Aggregate long-term debt maturities subsequent to March 1995 are as follows:

            MARCH
            -----
            1996......................................................  $ 68,966
            1997......................................................    68,966
            1998......................................................    68,966
            1999......................................................    68,966
            2000......................................................    68,966
            Thereafter................................................    51,721
                                                                        --------
                                                                        $396,551
                                                                        ========

     Enviroq acquired some of its vehicles subject to leasing arrangements that qualify for capitalization. The net book value of leased vehicles at March 25, 1995 is approximately $64,000.

     Future minimum rental payments for obligations under capital leases at March 25, 1995 are as follows:

            1996......................................................  $ 60,662
            1997......................................................    11,956
                                                                        --------
                      Total...........................................    72,618
                      Less interest...................................    (3,653)
                                                                        --------
                      Total principal portion.........................  $ 68,965
                                                                        ========

     At March 25, 1995, Enviroq had available two bank lines of credit aggregating $2,500,000 which terminated effective with the merger.

6. INCOME TAXES

     The provision for income taxes from continuing operations for the years ended March 1995 and 1994 includes the following:

                                                                       1995         1994
                                                                     --------     --------
    Current........................................................  $755,000     $602,000
    Deferred.......................................................    39,000       69,000
                                                                     --------     --------
    Income tax provision...........................................  $794,000     $671,000
                                                                     ========     ========

     The differences between the provision for income taxes from continuing operations and income taxes computed using the Federal statutory rate for the years ended March 1995 and 1994 are as follows:

                                                                       1995         1994
                                                                     --------     --------
    Taxes computed at Federal statutory rate.......................  $623,000     $576,000
    State income taxes, net of Federal tax benefit.................    76,000       61,000
    Nondeductible expenses.........................................    95,000       34,000
                                                                     --------     --------
                                                                     $794,000     $671,000
                                                                     ========     ========

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     The types of temporary differences and their related tax effects which create deferred taxes at March 1995 and 1994 are summarized as follows:

                                                                      1995          1994
                                                                    ---------     --------
    Assets:
      Deferred compensation.......................................  $ 209,172     $156,733
      Other.......................................................     73,802       61,732
                                                                    ---------     --------
              Total assets........................................    282,974      218,465
                                                                    ---------     --------
    Liabilities:
      Equity in Midsouth Partners.................................    (92,632)     (48,133)
      Other.......................................................    (58,536)
                                                                    ---------     --------
              Total liabilities...................................   (151,168)     (48,133)
                                                                    ---------     --------
              Net deferred tax asset..............................  $ 131,806     $170,332
                                                                    =========     ========

7. COMMITMENTS

     Enviroq leases certain vehicles and equipment used in its operations on a month-to-month basis. Total rent expense for all operating leases for the years ended March 1995 and 1994 was approximately $207,000 and $212,000 respectively. These amounts do not include equipment rented on a day-to-day basis.

     Under the terms of its sublicense agreements, Enviroq is obligated to pay the licensor royalties of 8% of contract revenue, excluding certain preparatory and finishing work. These agreements require the payment of minimum royalties of approximately $448,000 per year as of March 1995; extend for the life of the underlying patents and are cancelable, either by the licensee upon written notice, or by the licensor upon nonpayment of royalties or certain other events as defined.

     Pursuant to a supplement to the Sublicense Agreement dated December 1, 1990, future minimum royalties may be waived by the licensor if the licensor approves Enviroq's marketing and sales plan with respect to licensed processes. The Company has submitted such a plan which has been approved for the 1995 royalty year.

8. RELATED PARTY TRANSACTIONS

     Substantially all of Enviroq's insurance is purchased through Assurance Agency, Inc., an affiliate of SCE, Incorporated ("SCE"), a principal stockholder of Enviroq until April 18, 1995. Enviroq leases warehouse space from Sullivan, Long and Hagerty ("SLH") (the parent of SCE). The lease term is one year, renewable annually, and requires monthly payments of $1,750. Enviroq also purchased marketing promotion and related services from Market Potential, Incorporated, which is owned by a party associated with SCE.

     Enviroq purchased Insitutube, NuPipe and related products from Insituform Technologies, Inc. ("ITI") which was a stockholder of Enviroq until April 18, 1995.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     Total expenditures by Enviroq to the above affiliates for the years ended March 1995 and 1994 were approximately as follows:

                                                                     1995           1994
                                                                  -----------    ----------
    ITI.........................................................  $ 4,560,000    $4,223,000
    SCE and affiliates..........................................    1,063,000     1,053,000
    SLH.........................................................       27,000        27,000
                                                                  -----------    ----------
                                                                    5,650,000     5,303,000
    Capitalized expenditures....................................                    (41,000)
                                                                  -----------    ----------
    Amounts charged to cost of revenues and selling, general and
      administrative............................................  $ 5,650,000    $5,262,000
                                                                    =========     =========

     For the years ended March 1995 and 1994 Enviroq provided $17,000 and $71,000, respectively, of operational support and contract related services to Midsouth Partners. For the years ended March 1995 and 1994, Midsouth Partners provided operational support to Enviroq of $15,000 and $298,000, respectively.

     Due to related parties is comprised of the following:

                                                                     1995           1994
                                                                  -----------    ----------
    Royalties payable to licensors..............................  $   360,000    $  341,000
    Inventory purchases payable to ITI..........................      257,000       395,000
    Insurance payable to Assurance Agency, Inc..................       50,000       111,000
    Inventory purchases payable to Sprayroq.....................       22,000        35,000
    Payables to SCE and SLH.....................................        8,000
    Payable to Midsouth Partners................................                     32,000
                                                                  -----------    ----------
                                                                  $   697,000    $  914,000
                                                                    =========     =========

9. RETIREMENT PLAN

     Enviroq has a Retirement Plan (the "Plan") for its employees, which remains in effect with the IMA merger, which allows participants to make contributions by salary reduction pursuant to Section 401(K) of the Internal Revenue Code. The Board of Directors approved Enviroq contributions to the Plan for the year ended March 1995 and 1994 of $43,268 and $40,096, respectively, for allocation to eligible participant individual accounts. Participants under the Plan are fully vested within one year for Enviroq contributions.

10. STATEMENT OF CASH FLOWS

     Supplemental disclosure of cash flow information for the years ended March 1995 and 1994 follows:

                                                                        1995         1994
                                                                      ---------    --------
    Cash paid for:
      Interest......................................................  $  38,681    $ 61,355
      Income taxes..................................................  $ 483,323    $ 89,130

     Non-cash investing transactions for 1995 include the write-off of fully depreciated property, plant and equipment of $930,650. Non-cash financing transactions for 1995 include the accrual of organization costs of approximately $478,000 with a corresponding reduction in additional paid-in capital.

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

     Non-cash investing and financing transactions for 1994 includes $161,000 related to assets acquired under capital leases and the issuance of 15,000 shares of common stock valued at $41,250 related to a previous acquisition described in Note 14.

11. PRINCIPAL CUSTOMER INFORMATION

     Revenues from major customers (those providing over 10% of total revenues) were $2,880,000 and $2,975,000 (Miami/Dade County, Florida) for fiscal years 1995 and 1994, and $3,866,000 (Cobb County, Georgia) for fiscal year 1994.

12. STOCK OPTION PLANS

     In August 1986, Enviroq adopted an incentive stock option plan and a non-qualified stock option plan. As of March 1994, options to purchase 491,060 shares of Enviroq common stock were outstanding. The IMA merger consideration cash payment of $15,250,000 included payment to stock option holders under both plans with stock options having an exercise price of less than the merger consideration price of $3.13 per share. As of April 18, 1995, the IMA merger date, holders of options to purchase 143,500 shares with exercise prices ranging from $2.125 to $2.9167 were paid the difference between the merger consideration price per share of $3.13 and the applicable exercise price per share which totalled approximately $46,000. In addition, on April 18, 1995, options to purchase 38,000 shares were exercised at exercise prices ranging from $3.1875 to $3.5063. Stock options to purchase 209,384 shares of common stock with exercise prices in excess of $3.13 per share were terminated effective with the merger. The remaining options to purchase 100,176 shares of Enviroq common stock expired.

13. DEFERRED COMPENSATION BENEFITS

     Enviroq established non-qualified deferred compensation agreements, as amended, for certain employees providing for fixed annual benefits ranging from $10,000 to $100,000 payable over a period of 10 years in event of death, full disability or retirement at age 65. These deferred compensation agreements remain in effect subsequent to the merger with IMA on April 18, 1995.

     Benefits will be funded by life insurance contracts purchased by Enviroq. The cost of these benefits is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense in continuing operations for the years ended March 1995 and 1994 was $231,842 and $93,640, respectively. Enviroq (IMA subsequent to April 18, 1995) reserves the right to terminate these agreements.

14. PURCHASE OF C&L WATERPROOFING, INC.

     On January 2, 1991, Enviroq purchased substantially all the assets of C&L Waterproofing, Inc., a manhole reconstruction company for $320,000. The transaction was accounted for by the purchase method. Results of this business from January 2, 1991 are included in the accompanying consolidated financial statements.

     Because of a contingent purchase price provision, Enviroq issued 15,000 shares of common stock to the seller in fiscal year 1994. The fair value of the stock issued is accounted for as an additional cost of the acquired business.

15. OFFICERS INDEMNIFICATION TRUST

     Enviroq (IMA subsequent to April 18, 1995) maintains a trust fund to indemnify officers and directors in the event legal proceedings are undertaken against the officers or directors as a result of actions on behalf of

                              ENVIROQ CORPORATION

                        YEARS ENDED MARCH 1995 AND 1994

Enviroq. Trust investments are United States Treasury notes and bonds with varying maturity dates. Trust assets may only be used upon approval of the Board of Directors and for the uses specified in the trust agreement. The trust balance as of March 1995 and 1994 was $354,745 and $334,568, respectively.

16. LEGAL PROCEEDINGS

     Enviroq is involved in certain litigation and arbitration proceedings in connection with the IMA merger regarding certain aspects of its Insituform and NuPipe licensing agreements and the partnership agreement of Midsouth Partners. The principal issues involve the failure by Insituform North America Corp. and NuPipe, Inc., subsidiaries of Insituform Technologies, Inc. ("ITI"), to grant consent under their respective licenses, and of a partner of Midsouth Partners, owned by Insituform East, to grant consent under the governing partnership agreement, to the transactions under the merger agreement between IMA and Enviroq. ITI, IMA and Enviroq have entered into various agreements to take no further legal action regarding such issues pending consummation of the transactions proposed between ITI and IMA or termination of such arrangements. Management is unable at this time to determine the effect, which could be material, of the ultimate outcome of these litigation and arbitration proceedings. Accordingly, no provision for any loss that may result upon resolution of these matters has been made in these consolidated financial statements.

17. SUBSEQUENT EVENTS

     In addition to the Enviroq merger into IMA on April 18, 1995, ITI and IMA on May 23, 1995 entered into a definitive agreement which provides for the merger into IMA of a subsidiary of ITI formed for that purpose, as a result of which IMA would become a wholly-owned subsidiary of ITI. The ITI and IMA merger transaction is conditional upon obtaining certain approvals and other conditions being met.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gelco Insituform/NuPipe Entities
Salem, Oregon

     We have audited the accompanying combined balance sheets of Gelco Insituform/NuPipe Entities as of December 31, 1993 and 1992, and the related combined statements of income, equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Entities' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of Gelco
Insituform/NuPipe Entities as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ALDRICH, KILBRIDE & TATONE

March 7, 1994 (except for Note 13, which is dated August 24, 1994)
Salem, Oregon

                        GELCO INSITUFORM/NUPIPE ENTITIES

                            COMBINED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1993           1992
                                                                      ----------     ----------
ASSETS
CURRENT ASSETS:
  Cash..............................................................  $       --     $  154,961
                                                                      ----------     ----------
  Receivables:
     Trade, less allowance for doubtful accounts of zero............   3,490,385      3,291,180
     Retainage......................................................     378,139        521,691
     Other..........................................................       6,845             --
     Related party (Note 2).........................................       2,769         16,332
     Notes, related party (Note 2)..................................     256,000             --
                                                                      ----------     ----------
       Total receivables............................................   4,134,138      3,829,203
  Inventories (Notes 1 and 6).......................................     686,927        458,691
  Prepaid expenses..................................................      62,142         21,213
  Costs and earnings in excess of billings (Note 11)................     280,477        200,731
                                                                      ----------     ----------
       TOTAL CURRENT ASSETS.........................................   5,163,684      4,664,799
PROPERTY AND EQUIPMENT, NET (NOTES 1, 3 AND 6)......................   3,260,656      2,611,564
OTHER...............................................................      24,900         36,900
                                                                      ----------     ----------
                                                                      $8,449,240     $7,313,263
                                                                       =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdraft....................................................  $   26,008     $       --
  Bank lines of credit (Note 6).....................................     204,001        102,835
  Payables:
     Trade..........................................................     727,584        371,459
     Related party (Note 2).........................................     602,773        614,369
     Retainage......................................................       4,691             --
  Accrued expenses (Note 8).........................................     603,682        682,004
  Billings in excess of costs and estimated earnings (Note 11)......     287,842         15,274
  Current portion of long-term debt (Note 7)........................      33,232         11,696
  Notes and advances, related party (Note 2)........................   2,243,373      1,750,000
                                                                      ----------     ----------
       TOTAL CURRENT LIABILITIES....................................   4,733,186      3,547,637
                                                                      ----------     ----------
LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 7).....................     129,686             --
                                                                      ----------     ----------
MINORITY INTEREST IN SUBSIDIARIES (NOTE 1)..........................      87,953         91,290
                                                                      ----------     ----------
COMMITMENTS AND CONTINGENCIES (NOTES 6, 9, 10 AND 14)
STOCKHOLDERS' EQUITY:
  Common stock (Note 1).............................................     315,875        315,875
  Contributed capital...............................................   1,195,182      1,495,161
  Cumulative foreign currency translation adjustments (Note 1)......     (27,411)       (22,735)
  Retained earnings (Note 1)........................................   2,014,769      1,886,035
                                                                      ----------     ----------
       TOTAL STOCKHOLDERS' EQUITY...................................   3,498,415      3,674,336
                                                                      ----------     ----------
                                                                      $8,449,240     $7,313,263
                                                                       =========      =========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                         COMBINED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                       1993            1992
                                                                    -----------     -----------
CONSTRUCTION REVENUES (NOTE 12)...................................  $17,688,948     $21,038,781
CONSTRUCTION COSTS (NOTES 2 AND 11)...............................   11,308,664      12,363,916
                                                                    -----------     -----------
     Gross profit.................................................    6,380,284       8,674,865
GENERAL AND ADMINISTRATIVE EXPENSES (NOTE 2)......................    5,411,868       4,516,224
                                                                    -----------     -----------
     Income from operations.......................................      968,416       4,158,641
                                                                    -----------     -----------
OTHER INCOME (EXPENSE):
  Interest........................................................      (86,095)        (11,933)
  Miscellaneous...................................................       47,472          26,157
                                                                    -----------     -----------
     Total other income (expense).................................      (38,623)         14,224
                                                                    -----------     -----------
     Income before minority interest in subsidiaries..............      929,793       4,172,865
MINORITY INTEREST IN INCOME OF SUBSIDIARIES.......................       (1,059)        (58,296)
                                                                    -----------     -----------
     Net income...................................................  $   928,734     $ 4,114,569
                                                                    ===========     ===========
PRO FORMA INCOME TAXES:
  Income before income taxes......................................  $   929,793     $ 4,172,865
  Pro forma income taxes (Notes 1 and 5)..........................      308,534       1,580,879
                                                                    -----------     -----------
     Pro forma net income.........................................  $   621,259     $ 2,591,986
                                                                    ===========     ===========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                         COMBINED STATEMENTS OF EQUITY

                                                   YEARS ENDED DECEMBER 31, 1993 AND 1992
                                       ---------------------------------------------------------------
                                                                             CUMULATIVE
                                                                               FOREIGN
                                                                              CURRENCY
                                        COMMON    CONTRIBUTED   RETAINED     TRANSLATION
                                        STOCK      CAPITAL      EARNINGS     ADJUSTMENTS      TOTAL
                                       --------   ----------   -----------   -----------   -----------
BALANCES, December 31, 1991..........  $315,875   $1,003,185   $ 2,452,528    $  14,090    $ 3,785,678
  Distributions......................        --           --    (4,681,062)          --     (4,681,062)
  Contributions......................        --      491,976            --           --        491,976
  Translation adjustments............        --           --            --      (36,825)       (36,825)
  Net income for the year............        --           --     4,114,569           --      4,114,569
                                       --------   ----------   -----------   -----------   -----------
BALANCES, December 31, 1992..........   315,875    1,495,161     1,886,035      (22,735)     3,674,336
  Distributions......................        --     (299,979)     (800,000)          --     (1,099,979)
  Translation adjustments............        --           --            --       (4,676)        (4,676)
  Net income for the year............        --           --       928,734           --        928,734
                                       --------   ----------   -----------   -----------   -----------
BALANCES, December 31, 1993..........  $315,875   $1,195,182   $ 2,014,769    $ (27,411)   $ 3,498,415
                                       ========    =========    ==========    =========     ==========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                       1993            1992
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................................  $   928,734     $ 4,114,569
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization................................    1,032,753         817,070
     (Gain) on sale of assets.....................................           --         (10,662)
     Currency translation.........................................        9,474          (2,612)
     Minority interest in income of subsidiaries..................        1,059          58,296
     Changes in operating assets and liabilities:
       (Increase) in receivables..................................      (48,935)     (1,779,092)
       (Increase) decrease in prepaid expenses....................      (40,929)         26,106
       (Increase) decrease in inventories.........................     (228,236)          3,616
       Increase in accounts payable and accrued expenses..........      270,898         470,869
       (Increase) decrease in underbillings.......................      (79,746)         39,252
       Increase in overbillings...................................      272,568           1,944
                                                                    -----------     -----------
          Net cash provided by operating activities...............    2,117,640       3,739,356
                                                                    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment..............................   (1,688,391)       (841,756)
  Proceeds from sale of equipment.................................           --          21,205
  Net loans to related parties....................................     (562,627)       (245,899)
                                                                    -----------     -----------
          Net cash used by investing activities...................   (2,251,018)     (1,066,450)
                                                                    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances on bank lines of credit................................      101,166         102,835
  Proceeds from long-term debt....................................      162,918              --
  Distributions to stockholders...................................     (299,979)     (2,879,562)
  Contributions from stockholders.................................           --         238,667
  Principal payments on debt......................................      (11,696)        (13,612)
                                                                    -----------     -----------
          Net cash used by financing activities...................      (47,591)     (2,551,672)
                                                                    -----------     -----------
          Net increase (decrease) in cash.........................     (180,969)        121,234
CASH, BEGINNING OF YEAR...........................................      154,961          33,727
                                                                    -----------     -----------
CASH, END OF YEAR.................................................  $   (26,008)    $   154,961
                                                                    ===========     ===========
SUPPLEMENTAL INFORMATION:
  Cash paid for interest..........................................  $    86,095     $    11,933
                                                                    ===========     ===========
  Noncash investing and financing activities for 1993:

                                                                    DISTRIBUTIONS   CONTRIBUTIONS
                                                                    -----------     -----------
  Total...........................................................  $(1,099,979)    $        --
  Noncash equity transfers by reduction of intercompany debt......      800,000              --
                                                                    -----------       ---------
          Cash (distributed)......................................  $  (299,979)    $        --
                                                                    ===========       =========
  Noncash investing and financing activities for 1992:
  Total...........................................................  $(4,681,062)    $   491,976
  Noncash equity transfers by reduction of intercompany debt......    1,801,500        (253,309)
                                                                    -----------       ---------
          Cash (distributed) contributed..........................  $(2,879,562)    $   238,667
                                                                    ===========       =========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

  PRINCIPLES OF COMBINATION

     These combined financial statements include Gelco Services, Inc. (an S-Corporation), Geltech Constructors, Inc. (an S-Corporation), Mar-Tech Insituform, Ltd. (a Canadian Corporation), Gelco Nu-Pipe, Inc. (an S-Corporation), Gelco Insituform West (a Partnership) for 1992, and certain assets owned by Gelco Corporation (an S-Corporation) (the "Gelco Insituform/NuPipe Entities"). The Gelco Insituform/NuPipe Entities are part of a group of companies jointly owned by James Monaghan and Richard Beck, and represent principally the operations of the Insituform and NuPipe processes of pipeline repair and reconstruction. In August 1994, the Entities' stockholders entered into a letter of intent with Insituform Technologies, Inc. whereby Insituform Technologies, Inc. is to purchase the Gelco Insituform/NuPipe Entities.

     Therefore, these financial statements have been prepared as if the Entities had operated as a single group since their respective dates of organization, and have been accounted for as a combination of companies under common control at historical book values. All significant intercompany balances and transactions have been eliminated.

     Gelco Insituform West was dissolved, and its assets distributed to Gelco Services, Inc. as of December 31, 1992.

  BUSINESS ACTIVITIES

     Gelco Services, Inc., Geltech Constructors, Inc., Mar-Tech Insituform, Ltd., Gelco NuPipe, Inc., and Gelco Insituform West for 1992, are engaged primarily in the reconstruction and repair of underground pipelines for public, private and governmental clients through the use of the Insituform and NuPipe processes. The Entities grant credit to their customers who are located primarily in Oregon, Washington, Alaska, Idaho, Montana, California, Nevada, Hawaii and British Columbia.

  OWNERSHIP AND MINORITY INTEREST

     The Gelco Insituform/NuPipe Entities, with the exception of Mar-Tech Insituform, Ltd. and Gelco Insituform West, are owned 66.67% by James Monaghan and 33.33% by Richard Beck. Mar-Tech Insituform, Ltd. is owned 73% by Gelco Services, Inc., and 27% by an unrelated party. Gelco Insituform West was owned 66.67% by Bemo, Inc. and 33.33% by Gelco Services, Inc. Bemo, Inc. is owned by James Monaghan (66.67%) and Richard Beck (33.33%).

  REVENUE RECOGNITION

     Revenue is recognized using the percentage-of-completion method of accounting and takes into account the cost and estimated earnings and revenue to date on contracts not yet completed.

     The amount of revenue recognized is that portion of the total contract price that cost incurred to date bears to anticipated final total cost, based on current estimates of cost to complete.

     Contract costs include all direct labor and related payroll benefits, materials, and equipment costs.

     As long-term contracts extend over one or more accounting periods, revisions in cost and earnings estimated during the course of the work are reflected in the accounting period in which the facts which require the revision become known.

     At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)

  REVENUE RECOGNITION -- (CONTINUED)

     Contracts which are substantially complete are considered closed for financial statement purposes.

     The current asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed (underbillings). The current liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized (overbillings).

  INVENTORIES

     Inventories consist of materials and supplies and are stated at the lower of cost or market (first-in, first-out).

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line and declining balance methods. Estimated useful lives are as follows:

                                                                               YEARS
                                                                               -----
        Leasehold improvements...............................................   5-31
        Construction equipment...............................................   3-7
        Office furniture and equipment.......................................   3-7

     Maintenance and repairs are charged to expense when incurred. Renewals and betterments are capitalized. Upon the sale or other disposition of equipment, the original cost and accumulated depreciation are eliminated from the accounts, and gains and losses are recognized currently.

  CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

     Assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. The cumulative translation adjustments are recorded as a separate component of stockholders' equity.

  COMMON STOCK

     The common stock of the corporations at December 31, 1993 and 1992, is as follows:

                                                                                       SHARES
                                                                        SHARES       ISSUED AND
                                                        PAR VALUE     AUTHORIZED     OUTSTANDING
                                                        ---------     ----------     -----------
    Gelco Services, Inc. .............................     None            5,000        3,075
    Geltech Constructors, Inc. .......................     None              500           75
    Gelco Nu-Pipe, Inc. ..............................    $   1            5,000          900
    Mar-Tech Insituform, Ltd. ........................     None        1,000,050          253

  INCOME TAXES

     "S" CORPORATIONS

     The stockholders of Gelco Services, Inc., Gelco Nu-Pipe, Inc., and Geltech Constructors, Inc., have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Companies do not pay corporate income taxes on their taxable income. Instead, the

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)

stockholders are generally individually liable for income taxes on their respective shares of each company's taxable income (see Note 5). Retained earnings consists of $1,027,995 of earnings prior to the Subchapter S elections. The remainder is attributable to undistributed earnings under the provisions of Subchapter S.

  CANADIAN CORPORATION

     Mar-Tech Insituform, Ltd. is a corporation taxable under Canadian law. Canadian taxes on income, if any, are paid at the corporate level. There were no material timing differences in reporting revenues and expenses for financial statement and tax reporting purposes. As of June 30, 1993 (Mar-Tech's tax year), the Company had net tax operating loss (NOL) carryforwards of approximately C$109,177 (U.S.$82,472) available to offset its future income tax liability. The NOL carryforwards begin to expire in the year 2000.

(2)  RELATED PARTY TRANSACTIONS

     Gelco Services, Inc., Geltech Constructors, Inc., Gelco Nu-Pipe, Inc. and Mar-Tech Insituform, Ltd. are part of a group of companies owned by James Monaghan and Richard Beck. Related party transactions with entities which are not included in these combined financial statements at December 31 are as follows:

                                                                     1993           1992
                                                                  ----------     ----------
    Accounts receivable.........................................  $    2,769     $   16,332
    Notes receivable............................................     256,000             --
    Notes payable and advances..................................   2,243,373      1,750,000
    Accounts payable............................................     602,773        614,369

     Transactions with related parties not included in the Entities' operations during the year ended December 31 are as follows:

                                                                     1993           1992
                                                                  ----------     ----------
    Construction revenues.......................................  $   20,784     $   88,989
    Interest expense............................................      68,980             --
    Subcontracts and purchases..................................     653,044        413,894
    Equipment operating costs...................................   1,760,528      1,362,256
    Management and administration...............................   2,739,023      1,490,359
    Marketing...................................................     714,933        663,728

     The Entities have entered into operating leases with Bemo, Inc. and JR Investment, related parties, for facilities located in Sacramento, California and Salem, Oregon (see Note 14).

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(3)  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (see Note 1):

                                                                   1993            1992
                                                                -----------     -----------
    Construction equipment....................................  $ 6,410,553     $ 4,847,666
    Office furniture and equipment............................      203,186         108,109
    Leasehold improvements....................................      218,391         217,700
                                                                 ----------      ----------
                                                                  6,832,130       5,173,475
    Less accumulated depreciation.............................   (3,571,474)     (2,561,911)
                                                                 ----------      ----------
                                                                $ 3,260,656     $ 2,611,564
                                                                 ==========      ==========

(4)  SUB-LICENSE AGREEMENTS

     Gelco Services, Inc. holds a sub-license agreement with Insituform North America Corp. Mar-Tech Insituform, Ltd. holds a sub-license agreement with IGL Canada, Ltd. Gelco Nu-Pipe, Inc. holds a license agreement with NuPipe, Inc. These agreements allow them exclusive non-transferable rights and licenses to the Insituform and NuPipe process throughout their stated territories. Under the agreements, Gelco Services, Inc. and Gelco Nu-Pipe, Inc. are required to maintain a tangible net worth, in the aggregate of at least $2,000,000. In addition, Gelco Services, Inc., Gelco Nu-Pipe, Inc., and Mar-Tech Insituform, Ltd. are responsible for generating minimum royalty payments each year, adjusted for construction cost index fluctuations. The royalties are paid quarterly and are equal to 8% of the gross contract price for Insituform work, and 6.75% for NuPipe work. Royalty expense was $731,577 for the year ended December 31, 1993 ($883,321 in 1992). The license and sub-license agreements may be terminated by Gelco Services, Inc., Gelco Nu-Pipe, Inc., and Mar-Tech Insituform, Ltd. at any time by written notice to the sub-licensor or licensor six months in advance of the effective date.

(5)  PRO FORMA INCOME TAXES

     Income (loss) before income taxes for domestic and foreign operations is summarized at December 31 as follows:

                                                                     1993          1992
                                                                   --------     ----------
    Domestic.....................................................  $926,912     $4,190,346
    Foreign......................................................     2,881        (17,481)
                                                                   --------     ----------
                                                                   $929,793     $4,172,865
                                                                   ========     ==========

     Pro forma income tax provisions have been calculated using the accounting principles of SFAS Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(5)  PRO FORMA INCOME TAXES -- (CONTINUED)

accounting and reporting for income taxes. Had the Entities been subject to corporate income taxes, the deferred income tax liability and the related provision would have consisted of the following:

                                                                     1993          1992
                                                                   --------     ----------
    Pro forma deferred income tax liability......................  $215,000     $  260,000
                                                                   ========     ==========
    Pro forma provision for income taxes:
      Current income taxes payable:
         Federal.................................................  $292,701     $1,305,745
         State...................................................    60,833        245,134
                                                                   --------     ----------
                                                                    353,534      1,550,879
    Pro forma deferred income tax increase (decrease)............   (45,000)        30,000
                                                                   --------     ----------
         Pro forma income tax expense............................  $308,534     $1,580,879
                                                                   ========     ==========

     The deferred income taxes provided above are related to temporary differences in reporting income for financial statements and corporate income tax purposes arising from differences in depreciation methods.

(6)  BANK LINES OF CREDIT

     Gelco Services, Inc. and Geltech Constructors, Inc. are guarantors on a $2,900,000 bank revolving line of credit, and a $1,000,000 equipment line of credit for long-term equipment financing on behalf of Gelco Corporation, a related entity, and are authorized to guarantee additional Gelco Corporation borrowings to an aggregate of $5,000,000. The operating line is secured by inventories, receivables, and work-in-process. The equipment line is secured by specified equipment. Bank advances on the line of credit are payable on demand or, if no demand is made, on May 5, 1994. Both carry an interest rate of .25% over the bank's basic commercial lending rate. The amount advanced on the revolving line of credit at December 31, 1993 was $156,000 (zero at December 31, 1992). The equipment line was unused at December 31, 1993 and 1992. The revolving line of credit is also personally guaranteed by James Monaghan and Richard Beck.

     Mar-Tech Insituform, Ltd. has a C$400,000 (U.S.$302,160) revolving line of credit, payable on demand, with interest at prime plus 1%. The line is secured by accounts receivable and inventories. The amount advanced on the revolving line of credit was U.S.$204,001 at December 31, 1993 (U.S.$102,835 at December 31, 1992).

     Mar-Tech Insituform Ltd. also has a C$250,000 (U.S.$188,850) line of credit for long-term financing of equipment purchases. The equipment line carries an interest rate of prime plus 1.5%, and is secured by equipment. The amount advanced on the equipment line was U.S.$162,918 at December 31, 1993 (zero at December 31, 1992). Both lines of credit are guaranteed by Gelco Services, Inc. and are personally guaranteed by Robert Innis, President of Mar-Tech Insituform, Ltd.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(7)  LONG-TERM DEBT

                                                                        1993        1992
                                                                      --------     -------
    Long-term debt consists of the following:
    15.4% note payable in monthly installments of $345 including interest, secured by telecommunications equipment, maturing
      May 1993......................................................  $     --     $ 1,660
    13% note payable in monthly installments of $1,297 including interest, secured by construction equipment, maturing May
      1993..........................................................        --      10,036
    Note payable to bank in monthly installments of $2,769 plus
      interest at prime plus 1.5%, secured by equipment.............   162,918          --
                                                                      --------     -------
                                                                       162,918      11,696
    Less current portion............................................    33,232      11,696
                                                                      --------     -------
                                                                      $129,686     $    --
                                                                      ========     =======

     The following is a summary of future principal payments:

    1995.......................................................................  $33,232
    1996.......................................................................   33,232
    1997.......................................................................   33,232
    1998.......................................................................   33,232
    Thereafter.................................................................   29,990

(8)  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                       1993         1992
                                                                     --------     --------
    State excise taxes (Note 13)...................................  $336,125     $273,983
    Accrued royalties payable......................................   173,087      203,952
    Other accrued expenses.........................................    94,470      204,069
                                                                     --------     --------
                                                                     $603,682     $682,004
                                                                     ========     ========

(9)  PROFIT-SHARING AND PENSION PLAN

  (A)  PROFIT-SHARING PLAN

     Gelco Services, Inc. and Geltech Constructors, Inc. sponsor a noncontributory profit-sharing plan, covering substantially all full-time employees, provided they meet certain eligibility requirements. The Companies' contributions are discretionary and can range from zero to 15%. Contributions to the profit-sharing plan in 1993 were $95,596 ($113,694 in 1992).

  (B)  PENSION PLAN

     DESCRIPTION OF PLAN

     In addition, the Companies are sponsors, together with related companies, of the Gelco Multiple Employer Defined Benefit Pension and Retirement Plan (the
Plan) for hourly field employees who meet certain service requirements. The Plan also includes death and disability benefits.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(9)  PROFIT-SHARING AND PENSION PLAN -- (CONTINUED)

     PLAN TERMINATION

     The Companies have elected to discontinue their contributions to the Plan and have expressed an intent to terminate the Plan. The accrued benefits of the Plan were frozen as of March 15, 1992.

     In the event the Plan terminates, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations. The sufficiency of the Plan's net assets, and the level of benefits guaranteed by the Pension Benefit Guaranty Corporation (PBGC), will determine whether the participants receive their accumulated benefits should the Plan terminate.

     PLAN STATUS

     The Internal Revenue Service has not determined that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993.

     LITIGATION

     The Plan has filed suit against the Women Construction Owners & Executives, U.S.A. (WCOE) and various fiduciaries with respect to the WCOE Multiple Employer Retirement Income Trust and Plan in the amount of $100,000, for recovery of contributions to the WCOE Plan that dissipated as plan expenses.

     Based upon the opinion of the Plan's counsel, the suit could result in a settlement or award by the Court in favor of the Plan. At this time no estimate can be made as to the time or the amount, if any, of ultimate recovery.

     FUNDING

     As of December 31, 1993, the total actuarial present value of accumulated vested benefits was $223,045, compared to Plan assets of $359,426. Accumulated vested benefits at December 31, 1992 were $177,077, compared to Plan assets of $354,064.

(10)  GENERAL INDEMNITY AGREEMENT

     Gelco Services, Inc. and Geltech Constructors, Inc. have entered into a general indemnity agreement for the purpose of bonding various construction jobs, including jobs performed by other commonly controlled companies, and are jointly and severally liable thereunder. James Monaghan and Richard Beck, as individuals, are personally liable thereunder.

(11)  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                   1993            1992
                                                                -----------     -----------
    Costs incurred on uncompleted contracts...................  $ 3,735,740     $   820,771
    Estimated earnings........................................    1,571,724         540,339
                                                                -----------     -----------
                                                                  5,307,464       1,361,110
    Less billings to date.....................................   (5,314,829)     (1,175,653)
                                                                -----------     -----------
                                                                $    (7,365)    $   185,457
                                                                 ==========      ==========

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(11)  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS -- (CONTINUED)

     Included in the accompanying combined balance sheets under the following captions:

                                                                   1993            1992
                                                                -----------     -----------
    Costs and earnings in excess of billings..................  $   280,477     $   200,731
    Billings in excess of costs and estimated earnings........     (287,842)        (15,274)
                                                                -----------     -----------
                                                                $    (7,365)    $   185,457
                                                                 ==========      ==========

(12)  CONSTRUCTION REVENUES

     Customers who accounted for 10% or more of total revenues for the year ended December 31 consisted of the following:

                                                                     1993           1992
                                                                  ----------     ----------
    City and County of Honolulu.................................  $       --     $6,058,095
                                                                   =========      =========

(13)  RESTATEMENT AND SUBSEQUENT EVENT

     The Gelco Insituform/NuPipe Entities have not previously issued combined financial statements; rather, their financial position and results of operations were previously included in the combined financial statements of a larger group of companies owned by Messrs. Monaghan and Beck, the "Gelco Entities."

     Subsequent to the issuance of the Gelco Entities' combined financial statements, management became aware that certain state excise taxes, in the amount of $116,989 for 1993, and $219,139 for 1992, were not included. The inclusion of these items in the accompanying combined financial statements has the effect of increasing current liabilities by $284,950 at December 31, 1993 ($219,139 in 1992), and decreasing net income for 1993 and 1992 by $65,811 and $219,138, respectively.

     In August of 1994, Messrs. Monaghan and Beck signed a letter of intent with Insituform Technologies, Inc. for the sale of the Gelco Insituform/NuPipe Entities and related assets used in these operations. The Entities and assets involved are more fully described in Note 1.

(14)  COMMITMENTS AND CONTINGENCY

     Mar-Tech Insituform, Ltd. is currently involved in a dispute with the Canadian Department of Revenue and Taxation regarding certain adjustments for 1987 and 1988. Mar-Tech Insituform, Ltd. contests the proposed adjustments, and currently has an appeal held in abeyance pending a decision by the Canadian Federal Tax Court of Appeal in a similar case. The amount of proposed adjustment is C$39,899 (U.S.$30,139), plus interest.

     The Entities have entered into operating leases for facilities located in Salem, Oregon, Sacramento, California, and Kent, Washington. The Sacramento facilities lease with Bemo, Inc., a related party, was for 15 years at $10,500 per month, and was renegotiated to $12,950 per month for 15 years effective January 1, 1994. The Salem facilities lease is effective January 1, 1994 at $10,500 per month for 15 years, with JR Investment, a related party. The Kent facilities lease is for $2,750 per month for the two years ending September 1, 1995.

     Rental expense related to these leases amounted to $158,000 ($122,220 in 1992).

                        GELCO INSITUFORM/NUPIPE ENTITIES

                           DECEMBER 31, 1993 AND 1992

(14)  COMMITMENTS AND CONTINGENCY -- (CONTINUED)
     Following is a summary of the noncancellable operating lease commitments at December 31, 1993:

                1994..............................................  $314,400
                1995..............................................   303,400
                1996..............................................   281,400
                1997..............................................   281,400
                1998..............................................   281,400

                        GELCO INSITUFORM/NUPIPE ENTITIES

                            COMBINED BALANCE SHEETS

                                                                       JUNE 30,    DECEMBER 31,
                                                                         1994          1993
                                                                      ----------   ------------
                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash..............................................................  $   21,734     $       --
                                                                      ----------     ----------
  Receivables:
     Trade, less allowance for doubtful accounts of zero............   3,674,597      3,490,385
     Retainage......................................................     496,493        378,139
     Other..........................................................       4,092          6,845
     Related party (Note 2).........................................       1,344          2,769
     Notes, related party (Note 2)..................................          --        256,000
                                                                      ----------     ----------
          Total receivables.........................................   4,176,526      4,134,138
  Inventories (Notes 1 and 6).......................................     626,641        686,927
  Prepaid expenses..................................................      54,757         62,142
  Costs and earnings in excess of billings (Note 11)................   1,425,966        280,477
                                                                      ----------     ----------
          TOTAL CURRENT ASSETS......................................   6,305,624      5,163,684
                                                                      ----------     ----------
PROPERTY AND EQUIPMENT, NET (NOTES 1, 3 AND 6)......................   2,908,512      3,260,656
                                                                      ----------     ----------
OTHER...............................................................      87,142         24,900
                                                                      ----------     ----------
                                                                      $9,301,278     $8,449,240
                                                                       =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdraft....................................................  $       --     $   26,008
  Bank lines of credit (Note 6).....................................     131,635        204,001
  Payables:
     Trade..........................................................     655,890        727,584
     Related party (Note 2).........................................     359,562        602,773
     Retainage......................................................          --          4,691
  Accrued expenses (Note 8).........................................   1,272,865        603,682
  Billings in excess of costs and estimated earnings (Note 11)......     567,971        287,842
  Current portion of long-term debt (Note 7)........................      67,192         33,232
  Notes and advances, related party (Note 2)........................   1,489,718      2,243,373
                                                                      ----------     ----------
          TOTAL CURRENT LIABILITIES.................................   4,544,833      4,733,186
                                                                      ----------     ----------
LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 7).....................     211,144        129,686
                                                                      ----------     ----------
MINORITY INTEREST IN SUBSIDIARIES (NOTE 1)..........................      57,471         87,953
                                                                      ----------     ----------
COMMITMENTS AND CONTINGENCIES (NOTES 6, 9, 10, 13 AND 14)
STOCKHOLDERS' EQUITY:
  Common stock (Note 1).............................................     315,875        315,875
  Contributed capital...............................................     993,400      1,195,182
  Cumulative foreign currency translation adjustments (Note 1)......     (36,598)       (27,411)
  Retained earnings (Note 1)........................................   3,215,153      2,014,769
                                                                      ----------     ----------
          TOTAL STOCKHOLDERS' EQUITY................................   4,487,830      3,498,415
                                                                      ----------     ----------
                                                                      $9,301,278     $8,449,240
                                                                       =========      =========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                   COMBINED STATEMENTS OF INCOME -- UNAUDITED

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                    -------------------------------
                                                                        1994              1993
                                                                    -------------    -------------
CONSTRUCTION REVENUES (NOTE 12)...................................   $10,485,342      $6,735,550
CONSTRUCTION COSTS (NOTES 2 AND 11)...............................     6,889,303       4,450,262
                                                                     -----------      ----------
     Gross profit.................................................     3,596,039       2,285,288
GENERAL AND ADMINISTRATIVE EXPENSES (NOTE 2)......................     2,459,163       2,528,095
                                                                     -----------      ----------
     Income (loss) from operations................................     1,136,876        (242,807)
                                                                     -----------      ----------
OTHER INCOME (EXPENSE):
  Interest........................................................       (78,686)        (51,617)
  Miscellaneous...................................................        40,314          64,548
                                                                     -----------      ----------
     Total other income (expense).................................       (38,372)         12,931
                                                                     -----------      ----------
     Income (loss) before income taxes and minority interest in
      subsidiaries................................................     1,098,504        (229,876)
PROVISION FOR FOREIGN INCOME TAX BENEFIT (NOTE 1).................        74,776              --
                                                                     -----------      ----------
     Net income (loss) before minority interest in subsidiaries...     1,173,280        (229,876)
MINORITY INTEREST IN LOSS OF SUBSIDIARIES.........................        27,104           8,602
                                                                     -----------      ----------
     Net income (loss)............................................   $ 1,200,384      $ (221,274)
                                                                     ===========      ==========
PRO FORMA INCOME TAXES:
  Income (loss) before taxes......................................   $ 1,098,504      $ (229,876)
  Pro forma income tax (expense) benefit (Notes 1 and 5)..........      (412,524)         66,000
                                                                      -----------       ----------
     Pro forma net income (loss)..................................   $   685,980      $ (163,876)
                                                                      ===========       ==========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                   COMBINED STATEMENTS OF EQUITY -- UNAUDITED

                                                    SIX MONTHS ENDED JUNE 30, 1994 AND 1993
                                         --------------------------------------------------------------
                                                                               CUMULATIVE
                                                                                 FOREIGN
                                                                                CURRENCY
                                          COMMON    CONTRIBUTED    RETAINED    TRANSLATION
                                          STOCK       CAPITAL      EARNINGS    ADJUSTMENTS     TOTAL
                                         --------   -----------   ----------   -----------   ----------
BALANCES, December 31, 1992............  $315,875   $ 1,495,161   $1,886,035    $ (22,735)   $3,674,336
  Distributions........................        --      (150,868)          --           --      (150,868)
  Translation adjustments..............        --            --           --       (4,674)       (4,674)
  Net loss.............................        --            --     (221,274)          --      (221,274)
                                         --------    ----------   ----------     --------    ----------
BALANCES, June 30, 1993................  $315,875   $ 1,344,293   $1,664,761    $ (27,409)   $3,297,520
                                         ========    ==========   ==========     ========    ==========
BALANCES, December 31, 1993............  $315,875   $ 1,195,182   $2,014,769    $ (27,411)   $3,498,415
  Distributions........................        --      (201,782)          --           --      (201,782)
  Translation adjustments..............        --            --           --       (9,187)       (9,187)
  Net income...........................        --            --    1,200,384           --     1,200,384
                                         --------    ----------   ----------     --------    ----------
BALANCES, June 30, 1994................  $315,875   $   993,400   $3,215,153    $ (36,598)   $4,487,830
                                         ========    ==========   ==========     ========    ==========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                 COMBINED STATEMENTS OF CASH FLOWS -- UNAUDITED

                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                    ---------------------------
                                                                       1994            1993
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................................  $ 1,200,384     $  (221,274)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization................................      606,863         793,505
     Increase in other assets.....................................      (68,242)             --
     Translation adjustments......................................      (12,563)        (16,348)
     Minority interest in loss of subsidiaries....................      (27,104)         (8,602)
     Changes in operating assets and liabilities:
       (Increase) decrease in receivables.........................     (298,388)      1,044,636
       (Increase) decrease in prepaid expenses....................        7,385        (286,278)
       (Increase) decrease in inventories.........................       60,286         (43,836)
       Increase (decrease) in accounts payable and accrued
        expenses..................................................      349,587        (302,816)
       (Increase) in underbillings................................   (1,145,489)       (498,914)
       Increase (decrease) in overbillings........................      280,129         (15,274)
                                                                    -----------     -----------
          Net cash provided by operating activities...............      952,848         444,799
                                                                    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment..............................     (248,721)       (904,288)
  Net loans to related parties....................................     (497,655)        133,639
                                                                    -----------     -----------
          Net cash used by investing activities...................     (746,376)       (770,649)
                                                                    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Payments) advances on bank lines of credit.....................      (72,366)        144,631
  Proceeds from long-term debt....................................      148,650         162,918
  Distributions to stockholders...................................     (201,782)       (150,868)
  Principal payments on debt......................................      (33,232)             --
                                                                    -----------     -----------
          Net cash provided (used) by financing activities........     (158,730)        156,681
                                                                    -----------     -----------
          Net increase (decrease) in cash.........................       47,742        (169,169)
CASH, BEGINNING OF PERIOD.........................................      (26,008)        118,506
                                                                    -----------     -----------
CASH, END OF PERIOD...............................................  $    21,734     $   (50,663)
                                                                    ===========     ===========
SUPPLEMENTAL INFORMATION:
  Cash paid for interest..........................................  $    78,686     $    51,617
                                                                    ===========     ===========

     The accompanying notes are an integral part of the combined financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

  PRINCIPLES OF COMBINATION

     These combined financial statements include Gelco Services, Inc. (an S-Corporation), Geltech Constructors, Inc. (an S-Corporation), Mar-Tech Insituform, Ltd. (a Canadian Corporation), Gelco Nu-Pipe, Inc. (an S-Corporation), and certain assets owned by Gelco Corporation (an S-Corporation) (the "Gelco Insituform/NuPipe Entities"). The Gelco Insituform/NuPipe Entities are part of a group of companies jointly owned by James Monaghan and Richard Beck, and which principally represent the operations of the Insituform and NuPipe processes of pipeline repair and reconstruction. In August 1994, the Entities' stockholders entered into a letter of intent with Insituform Technologies, Inc. whereby Insituform Technologies, Inc. is to purchase the Gelco Insituform/NuPipe Entities and certain assets leased to those entities by related companies.

     Therefore, these combined financial statements have been prepared as if the Entities had operated as a single group since their respective dates of organization, and have been accounted for as a combination of companies under common control at historical book values. All significant intercompany balances and transactions have been eliminated.

     The accompanying combined interim financial statements are unaudited but contain, in the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 1994 (unaudited), and the unaudited results of operations and cash flows for the six months ended June 30, 1994 and 1993, and are not necessarily indicative of the results to be expected for the full year.

  BUSINESS ACTIVITIES

     Gelco Services, Inc., Geltech Constructors, Inc., Mar-Tech Insituform, Ltd., and Gelco Nu-Pipe, Inc., are engaged primarily in the reconstruction and repair of underground pipelines for public, private and governmental clients through the use of the Insituform and NuPipe processes. The Entities grant credit to their customers who are located primarily in Oregon, Washington, Alaska, Idaho, Montana, California, Nevada, Hawaii and British Columbia.

  OWNERSHIP AND MINORITY INTEREST

     The Entities, with the exception of Mar-Tech Insituform Ltd., are owned 66.67% by James Monaghan and 33.33% by Richard Beck. Mar-Tech Insituform, Ltd. is owned 73% by Gelco Services, Inc., and 27% by an unrelated party.

REVENUE RECOGNITION

     Revenue is recognized using the percentage-of-completion method of accounting and takes into account the cost and estimated earnings and revenue to date on contracts not yet completed.

     The amount of revenue recognized is that portion of the total contract price that cost incurred to date bears to anticipated final total cost, based on current estimates of cost to complete.

     Contract costs include all direct labor and related payroll benefits, materials, and equipment costs.

     As long-term contracts extend over one or more years, revisions in cost and earnings estimated during the course of the work are reflected in the accounting period in which the facts which require the revision become known.

     At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)

REVENUE RECOGNITION -- (CONTINUED)

     Contracts which are substantially complete are considered closed for financial statement purposes.

     The current asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed (underbillings). The current liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized (overbillings).

  INVENTORIES

     Inventories consist of materials and supplies and are stated at the lower of cost or market (first-in, first-out).

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line and declining balance methods. Estimated useful lives are as follows:

                                                                                YEARS
                                                                                -----
        Leasehold improvements...............................................    5-31
        Construction equipment...............................................    3-7
        Office furniture and equipment.......................................    3-7

     Maintenance and repairs are charged to expense when incurred. Renewals and betterments are capitalized. Upon the sale or other disposition of equipment, the original cost and accumulated depreciation are eliminated from the accounts, and gains and losses are recognized currently.

  CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

     Assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. The cumulative translation adjustments are recorded as a separate component of stockholders' equity.

  COMMON STOCK

     The common stock of the corporations at June 30, 1994 and December 31, 1993 is as follows:

                                                                                           SHARES
                                                                            SHARES       ISSUED AND
                                                            PAR VALUE     AUTHORIZED     OUTSTANDING
                                                            ---------     ----------     -----------
Gelco Services, Inc.......................................     None            5,000        3,075
Geltech Constructors, Inc.................................     None              500           75
Gelco Nu-Pipe, Inc........................................    $   1            5,000          900
Mar-Tech Insituform, Ltd..................................     None        1,000,050          253

  INCOME TAXES

     "S" CORPORATIONS

     The stockholders of Gelco Services, Inc., Gelco Nu-Pipe, Inc., and Geltech Constructors, Inc., have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)

provisions, the Companies do not pay corporate income taxes on their taxable income. Instead, the stockholders are individually liable for income taxes on their respective shares of each company's taxable income (see Note 5). Retained earnings consists of $1,027,995 of earnings prior to the Subchapter S elections. The remainder is attributable to undistributed earnings under the provisions of Subchapter S.

     CANADIAN CORPORATION

     Mar-Tech Insituform, Ltd. is a corporation taxable under Canadian law. Canadian taxes on income, if any, are paid at the corporate level. There were no material timing differences in reporting revenues and expenses for financial statement and tax reporting purposes. As of June 30, 1994 (Mar-Tech's tax year), the Company has net tax operating loss (NOL) carryforwards of approximately C$185,676 (U.S.$140,260) available to offset its future income tax liability. The NOL carryforwards begin to expire in the year 2000.

(2)  RELATED PARTY TRANSACTIONS

     Gelco Services, Inc., Geltech Constructors, Inc., Gelco Nu-Pipe, Inc., and Mar-Tech Insituform, Ltd. are part of a group of companies owned by James Monaghan and Richard Beck. Related party transactions with entities which are not included in these combined financial statements at June 30, 1994 and December 31, 1993 are as follows:

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1994            1993
                                                                 ----------     ------------
    Accounts receivable........................................  $    1,344      $    2,769
    Notes receivable...........................................          --         256,000
    Notes payable and advances.................................   1,489,718       2,243,373
    Accounts payable...........................................     359,562         602,773

     Transactions with related parties which are not included in the Gelco Insituform/NuPipe Entities' operations for the six months ended June 30 are as follows:

                                                                       1994        1993
                                                                     --------   ----------
    Construction revenues..........................................  $ 14,616   $       --
    Interest expense...............................................    42,841       31,173
    Subcontracts and purchases.....................................   272,143       89,171
    Equipment operating costs......................................   389,811      579,936
    Management and administration..................................   748,733    1,450,819
    Marketing......................................................    77,314      313,524

     The Entities have entered into operating leases with Bemo, Inc. and JR Investment, related parties, for facilities located in Sacramento, California and Salem, Oregon (see Note 14).

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(3)  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (see Note 1):

                                                                    JUNE 30,    DECEMBER 31,
                                                                      1994          1993
                                                                   ----------   ------------
    Construction equipment.......................................  $6,557,482    $6,410,053
    Office furniture and equipment...............................     184,936       203,686
    Leasehold improvements.......................................     228,238       218,391
                                                                   ----------   ------------
                                                                    6,970,656     6,832,130
    Less accumulated depreciation................................  (4,062,144)   (3,571,474)
                                                                   ----------   ------------
                                                                   $2,908,512    $3,260,656
                                                                    =========    ==========

(4)  SUB-LICENSE AGREEMENTS

     Gelco Services, Inc. holds a sub-license agreement with Insituform North America Corp. Mar-Tech Insituform, Ltd. holds a sub-license agreement with IGL Canada, Ltd. Gelco Nu-Pipe, Inc. holds a license agreement with NuPipe, Inc. These agreements allow them exclusive non-transferable rights and licenses to the Insituform and NuPipe process throughout their stated territories. Under the agreements, Gelco Services, Inc. and Gelco Nu-Pipe, Inc. are required to maintain a tangible net worth, in the aggregate of at least $2,000,000. In addition, Gelco Services, Inc., Gelco Nu-Pipe, Inc. and Mar-Tech Insituform, Ltd. are responsible for generating minimum royalty payments each year, adjusted for construction cost index fluctuations. The royalties are paid quarterly and are equal to 8% of the gross contract price for Insituform work, and 6.75% for NuPipe work. Royalty expense was $487,255 for the period ended June 30, 1994 ($215,180 in 1993). The license and sub-license agreements may be terminated by Gelco Services, Inc., Gelco Nu-Pipe, Inc., and Mar-Tech Insituform, Ltd. at any time by written notice to the sub-licensor or licensor six months in advance of the effective date.

(5)  PRO FORMA INCOME TAXES

     Pro forma income tax provisions have been calculated using the accounting principles of SFAS Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Had the domestic Entities been subject to corporate income taxes, the deferred income tax liability and the related provision would have consisted of the following:

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1994            1993
                                                                 ----------     ------------
    Pro forma domestic deferred federal and state income tax
      liability................................................  $  275,000      $  215,000
                                                                 ==========       =========

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(5)  PRO FORMA INCOME TAXES -- (CONTINUED)

     Income (loss) before income taxes for the six months ended June 30 for domestic and foreign operations is summarized as follows:

                                                                    1994            1993
                                                                 ----------     ------------
    Domestic...................................................  $1,274,125      $ (170,801)
    Foreign....................................................    (175,621)        (59,075)
                                                                 ----------       ---------
                                                                 $1,098,504      $ (229,876)
                                                                 ==========       =========
    Pro forma provision for income taxes
      Current income taxes (payable) refund:
         Federal...............................................  $ (353,800)     $   42,500
         State.................................................     (73,500)          8,500
                                                                 ----------       ---------
                                                                   (427,300)         51,000
    Pro forma deferred income tax (increase) decrease in
      federal and state tax liability..........................     (60,000)         15,000
    Foreign income tax benefit.................................      74,776              --
                                                                 ----------       ---------
    Pro forma income tax (expense) benefit.....................  $ (412,524)     $   66,000
                                                                 ==========       =========

     The domestic deferred income tax liability provided is related to temporary differences in reporting income for financial statements and corporate income tax purposes arising from differences in depreciation methods. The estimated deferred tax asset is a result of foreign net operating loss carryforwards, and is included in other assets at June 30, 1994 (Note 1). The June 30, 1993 effective tax rate varies from the expected rate because of foreign losses.

(6)  BANK LINES OF CREDIT

     Gelco Services, Inc. and Geltech Constructors, Inc. are guarantors on a $2,900,000 bank revolving line of credit, and a $1,000,000 equipment line of credit for long-term equipment financing on behalf of Gelco Corporation, a related entity, and are authorized to guarantee additional Gelco Corporation borrowings to an aggregate of $5,000,000. The operating line is secured by inventories, receivables and work-in-progress. The equipment line is secured by specified equipment. Bank advances on the line of credit are payable on demand or, if no demand is made, on May 5, 1995. Both carry an interest rate of .25% over the bank's basic commercial lending rate. The amount advanced on the revolving line of credit was zero at June 30, 1994 ($156,000 as of December 31, 1993). The equipment line was unused at June 30, 1994 and December 31, 1993. The revolving line of credit is personally guaranteed by James Monaghan and Richard Beck.

     At June 30, 1994, Mar-Tech Insituform, Ltd. has a C$250,000 (U.S.$181,600) revolving line of credit, payable on demand, with interest at prime plus 1%. The line is secured by accounts receivable and inventories. The amount advanced on the revolving line of credit was U.S.$131,635 at June 30, 1994 (U.S.$204,001 at December 31, 1993). Mar-Tech Insituform, Ltd. also had a C$250,000 (U.S.$181,600) line of credit for long-term financing of equipment purchases at December 31, 1993. The amount advanced on the equipment line was U.S.$162,918 at December 31, 1993. The equipment line carried an interest rate of prime plus 1.5%, and was secured by equipment. The equipment line of credit was discontinued in June 1994. Both lines of credit are guaranteed by Gelco Services, Inc. and are personally guaranteed by Robert Innis, President of Mar-Tech Insituform, Ltd.

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(7)  LONG-TERM DEBT

                                                                   JUNE 30,     DECEMBER 31,
                                                                     1994           1993
                                                                   --------     ------------
    Note payable to bank in monthly installments of $2,663,
      increasing to $7,264 in June 1995, plus interest at prime
      plus 1.5%. Secured by equipment............................  $278,336       $162,918
    Less current portion.........................................    67,192         33,232
                                                                   --------       --------
                                                                   $211,144       $129,686
                                                                   ========       ========

     The following is a summary of future principal payments:

                1995...............................................  $67,192
                1996...............................................   87,168
                1997...............................................   87,168
                1998...............................................   36,808

(8)  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1994            1993
                                                                 ----------     ------------
    State excise taxes.........................................  $  370,765       $336,125
    Accrued royalties payable..................................     340,490        173,087
    Accrued wages payable......................................     287,387             --
    Other accrued expenses.....................................     274,223         94,470
                                                                 ----------     ------------
                                                                 $1,272,865       $603,682
                                                                  =========     ==========

(9)  PROFIT-SHARING AND PENSION PLAN

  (A)  PROFIT-SHARING PLAN

     Gelco Services, Inc. and Geltech Constructors, Inc. sponsor a noncontributory profit-sharing plan, covering substantially all full-time employees, provided they meet certain eligibility requirements. The Companies' contributions are discretionary and can range from zero to 15%. No contributions had been made to the profit-sharing plan during the six months ended June 30, 1994 and 1993.

  (B)  PENSION PLAN

     DESCRIPTION OF PLAN

     In addition, the Companies are sponsors, together with related companies, of the Gelco Multiple Employer Defined Benefit Pension and Retirement Plan (the
Plan) for hourly field employees who meet certain service requirements. The Plan also includes death and disability benefits.

     PLAN TERMINATION

     The Companies have elected to discontinue their contributions to the Plan and have expressed an intent to terminate the Plan. The accrued benefits of the Plan were frozen as of March 15, 1992.

     In the event the Plan terminates, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations. The sufficiency of the Plan's net assets, and the level of benefits guaranteed by the

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(9)  PROFIT-SHARING AND PENSION PLAN -- (CONTINUED)

Pension Benefit Guaranty Corporation (PBGC), will determine whether the participants receive their accumulated benefits should the Plan terminate.

     PLAN STATUS

     The Internal Revenue Service has not determined that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993.

     LITIGATION

     The Plan has filed suit against the Women Construction Owners & Executives, U.S.A. (WCOE) and various fiduciaries with respect to the WCOE Multiple Employer Retirement Income Trust and Plan in the amount of $100,000, for recovery of contributions to the WCOE Plan that dissipated as plan expenses.

     Based upon the opinion of the Plan's counsel, the suit could result in a settlement or award by the Court in favor of the Plan. At this time no estimate can be made as to the time or the amount, if any, of ultimate recovery.

     FUNDING

     As of December 31, 1993, the total actuarial present value of accumulated vested benefits was $223,045, compared to Plan assets of $359,426.

(10)  GENERAL INDEMNITY AGREEMENT

     Gelco Services, Inc. and Geltech Constructors, Inc. have entered into a general indemnity agreement for the purpose of bonding various construction jobs, including jobs performed by other commonly controlled companies, and are jointly and severally liable thereunder. James Monaghan and Richard Beck, as individuals, are personally liable thereunder.

(11)  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                   JUNE 30,     DECEMBER 31,
                                                                     1994           1993
                                                                 ------------   ------------
    Costs incurred on uncompleted contracts....................  $  7,474,864   $  3,735,740
    Estimated earnings.........................................     5,695,860      1,571,724
                                                                 ------------   ------------
                                                                   13,170,724      5,307,464
    Less billings to date......................................   (12,312,729)    (5,314,829)
                                                                 ------------   ------------
                                                                 $    857,995   $     (7,365)
                                                                  ===========     ==========

     Included in the accompanying combined balance sheets under the following captions:

    Costs and earnings in excess of billings...................  $  1,425,966   $    280,477
    Billings in excess of costs and estimated earnings.........      (567,971)      (287,842)
                                                                 ------------   ------------
                                                                 $    857,995   $     (7,365)
                                                                  ===========     ==========

                        GELCO INSITUFORM/NUPIPE ENTITIES

                JUNE 30, 1994 (UNAUDITED) AND DECEMBER 31, 1993

(12)  CONSTRUCTION REVENUES

     Construction revenues in excess of 10% of total revenues consisted of the following for the six months ended June 30:

                                                                 1994           1993
                                                              ----------     ----------
        County of Maui......................................  $1,569,405     $       --
                                                               =========      =========

(13)  RESTATEMENT AND SUBSEQUENT EVENT

     The Gelco Insituform/NuPipe Entities have not previously issued combined financial statements; rather, their financial position and results of operations were previously included in the combined financial statements of a larger group of companies owned by Messrs. Monaghan and Beck, the "Gelco Entities."

     In August of 1994, Messrs. Monaghan and Beck signed a letter of intent with Insituform Technologies, Inc. for the sale of the Gelco Insituform/NuPipe Entities and certain assets used in these operations. The Companies and assets involved are more fully described in Note 1.

     Subsequent to the issuance of the Gelco Entities combined financial statements, management became aware that certain state excise taxes in the amount of $116,989 for 1993, and $219,139 for 1992, were not included. The inclusion of these items in the accompanying combined financial statements has the effect of increasing current liabilities by $284,950 at December 31, 1993, and decreasing net income by approximately $45,150 for the six months ended June 30, 1993.

(14)  CONTINGENCY AND COMMITMENTS

     Mar-Tech Insituform, Ltd. is currently involved in a dispute with the Canadian Department of Revenue and Taxation regarding certain adjustments for 1987 and 1988. Mar-Tech Insituform, Ltd. contests the proposed adjustments, and currently has an appeal held in abeyance pending a decision by the Canadian Federal Tax Court of Appeal in a similar case. The amount of the proposed adjustments is C$39,899 (U.S.$30,139), plus interest.

     The Entities have entered into operating leases for facilities located in Salem, Oregon, Sacramento, California, and Kent, Washington. The Sacramento facilities lease with Bemo, Inc., a related party, was for 15 years at $10,500 per month, and was renegotiated to $12,950 per month for 15 years effective January 1, 1994. The Salem facilities lease is effective January 1, 1994 at $10,500 per month for 15 years, with JR Investment, a related party. The Kent facilities lease is for $2,750 per month for the two years ending September 1, 1995.

     Rental expense related to these leases amounted to $157,200 and $78,750 for June 30, 1994 and 1993, respectively.

     Following is a summary of the noncancellable operating lease commitments at June 30, 1994:

                1995..............................................  $314,400
                1996..............................................   286,900
                1997..............................................   281,400
                1998..............................................   281,400
                1999..............................................   281,400

                                                                         ANNEX A
--------------------------------------------------------------------------------

        ---------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 23, 1995
                                     AMONG

                         INSITUFORM TECHNOLOGIES, INC.,
                             ITI ACQUISITION CORP.
                                      AND
                          INSITUFORM MID-AMERICA, INC.
        ---------------------------------------------------------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
ARTICLE I      THE MERGER............................................................    1
     1.1       The Merger............................................................    1
     1.2       Effect of Merger......................................................    2
     1.3       Certificate of Incorporation and By-Laws..............................    2
     1.4       Effective Time of Merger..............................................    2
     1.5       IMA Directors and Officers............................................    2
     1.6       Taking of Necessary Action; Further Action............................    2
ARTICLE II     CONVERSION OF SHARES..................................................    3
     2.1       Acquisition Sub Common Stock..........................................    3
     2.2       IMA Common Stock......................................................    3
     2.3       Options to Purchase Shares of IMA Common Stock........................    3
     2.4       ITI Common Stock......................................................    4
ARTICLE III    DISSENTING SHARES; EXCHANGE OF CERTIFICATES...........................    4
     3.1       Dissenting Shares.....................................................    4
     3.2       Exchange of Shares....................................................    4
     3.3       Dividends and Other Distributions.....................................    5
     3.4       IMA Stock Transfer Ledger.............................................    5
     3.5       Termination of Exchange Agency........................................    6
ARTICLE IV     CLOSING...............................................................    6
     4.1       Time and Place of Closing.............................................    6
     4.2       Certificate of Merger.................................................    6
ARTICLE V      REPRESENTATIONS AND WARRANTIES OF IMA.................................    7
     5.1       Incorporation.........................................................    7
     5.2       Authorization.........................................................    7
     5.3       Conflicts.............................................................    7
     5.4       Capitalization........................................................    8
     5.5       Subsidiaries..........................................................    8
     5.6       Securities Filings....................................................    9
     5.7       Financial Statements..................................................    9
     5.8       Absence of Undisclosed Liabilities....................................   10
     5.9       Absence of Certain Changes............................................   11
     5.10      Pooling...............................................................   11
     5.11      Taxes.................................................................   12
     5.12      Title.................................................................   12
     5.13      Real Estate and Leases................................................   12
     5.14      Contractual and Other Obligations.....................................   13
     5.15      Compensation..........................................................   14
     5.16      Employee Benefit Plans................................................   14
     5.17      Labor Relations.......................................................   16
     5.18      Interests of Insiders.................................................   16
     5.19      Insurance.............................................................   16
     5.20      Intellectual Property.................................................   16
     5.21      Disputes and Litigation...............................................   17
     5.22      Licenses; Franchises; Rights..........................................   17
     5.23      Brokers and Finders...................................................   18
ARTICLE VI     REPRESENTATIONS AND WARRANTIES
               OF ITI AND ACQUISITION SUB............................................   18
     6.1       Incorporation.........................................................   18
     6.2       Authorization.........................................................   18

                                                                                       PAGE
                                                                                       ----
     6.3       Conflicts.............................................................   19
     6.4       Capitalization........................................................   19
     6.5       Securities Filings....................................................   19
     6.6       Financial Statements..................................................   20
     6.7       Absence of Undisclosed Liabilities....................................   20
     6.8       Absence of Certain Changes............................................   20
     6.9       Pooling...............................................................   20
     6.10      Interests of Insiders.................................................   20
     6.11      Disputes and Litigation...............................................   21
     6.12      Brokers or Finders....................................................   21
ARTICLE VII    CERTAIN COVENANTS.....................................................   21
     7.1       IMA Stockholders' Meeting.............................................   21
     7.2       ITI Stockholders' Meeting.............................................   21
     7.3       ITI Board of Directors................................................   22
     7.4       ITI Officers..........................................................   22
     7.5       Registration Statement; Proxy Statement...............................   22
     7.6       HSR Act; Other Governmental and Judicial Filings......................   23
     7.7       Conduct of Business of IMA............................................   23
     7.8       IMA Capitalization....................................................   25
     7.9       Interim Financial Statements; Audited Enviroq Statements..............   25
     7.10      Conduct of Business of ITI; ITI Capitalization........................   26
     7.11      Due Diligence; SEC Filings............................................   27
     7.12      Notification of Certain Matters.......................................   27
     7.13      Accounting and Tax Treatment..........................................   28
     7.14      Forbearance...........................................................   28
     7.15      Restructuring Transactions............................................   28
     7.16      Indemnification.......................................................   29
     7.17      Registration Rights...................................................   29
     7.18      Additional Agreements.................................................   30
ARTICLE VIII   PUBLICITY.............................................................   30
     8.1       Publicity.............................................................   30
ARTICLE IX     CONDITIONS TO OBLIGATIONS OF EACH PARTY...............................   30
     9.1       Hart-Scott-Rodino Antitrust Improvements Act..........................   30
     9.2       Merger Approval.......................................................   30
     9.3       Amendments to ITI's Certificate of Incorporation......................   31
     9.4       Amendments to ITI's By-Laws...........................................   31
     9.5       Effectiveness of Registration Statement...............................   31
     9.6       Pooling-of-Interests..................................................   31
     9.7       Conversion of IMA Class B Common Stock................................   31
     9.8       No Prohibition on Consummation........................................   31
     9.9       Tax Opinion...........................................................   31
     9.10      ITI Board; Officers...................................................   31
ARTICLE X      CONDITIONS TO OBLIGATIONS OF IMA......................................   32
    10.1       Opinion of Counsel for ITI and Acquisition Sub........................   32
    10.2       Representations; Warranties; Covenants................................   32
    10.3       Certified Resolutions.................................................   32
    10.4       Kalishman and Affholder Agreements....................................   32
    10.5       Fairness Opinion......................................................   32
    10.6       Letter of ITI's Accountants...........................................   32
    10.7       Director Indemnification Agreements...................................   32

                                                                                       PAGE
                                                                                       ----
   10.8        Litigation............................................................   33
   10.9        Other Certificates....................................................   33
ARTICLE XI     CONDITIONS TO OBLIGATIONS OF ITI AND ACQUISITION SUB..................   33
   11.1        Opinion of Counsel for IMA............................................   33
   11.2        Representations; Warranties; Covenants................................   33
   11.3        Certified Resolutions; Capitalization.................................   33
   11.4        Affiliate Undertakings................................................   34
   11.5        Kalishman and Affholder Agreements....................................   34
   11.6        Dissenters' Rights....................................................   34
   11.7        Third Party Consents..................................................   34
   11.8        Resignations..........................................................   34
   11.9        Fairness Opinion......................................................   34
   11.10       Letter of Accountants for IMA and Enviroq.............................   34
   11.11       A-Y-K-E Equipment.....................................................   35
   11.12       Litigation............................................................   35
   11.13       Other Certificates....................................................   35
ARTICLE XII    TERMINATION...........................................................   35
   12.1        Termination...........................................................   35
   12.2        Effect of Termination.................................................   36
ARTICLE XIII   MISCELLANEOUS.........................................................   36
   13.1        Notices...............................................................   36
   13.2        Survival of Representations...........................................   37
   13.3        Cooperation Agreement.................................................   37
   13.4        Entire Agreement......................................................   37
   13.5        Modification..........................................................   37
   13.6        Further Action........................................................   37
   13.7        Expenses..............................................................   37
   13.8        Governing Law.........................................................   37
   13.9        Captions..............................................................   37
   13.10       Accounting Terms......................................................   38
   13.11       Specific Performance..................................................   38
   13.12       Assignment............................................................   38
   13.13       No Third Party Beneficiary............................................   38
   13.14       Partial Invalidity....................................................   38
   13.15       Counterparts..........................................................   38
Schedule 5.3   --  IMA Third Party Consents
Schedule 5.5   --  Subsidiaries
Schedule 5.8   --  Certain IMA Liabilities
Schedule 5.9   --  Certain IMA Changes since December 31, 1994
Schedule 5.11  --  Tax Deficiencies
Schedule 5.12  --  Exceptions to Title
Schedule 5.13  --  Real Estate
Schedule 5.14  --  Certain Contracts and Agreements
Schedule 5.15  --  Key Employees
Schedule 5.16  --  Employee Benefit Plans
Schedule 5.18  --  IMA Related Party Transactions
Schedule 5.19  --  Insurance and Bonding Arrangements
Schedule 5.20  --  Intellectual Property
Schedule 5.21  --  IMA Litigation
Schedule 5.22  --  State Contractor Permits

Schedule 6.3   --  ITI Third Party Consents
Schedule 6.4   --  ITI Stock Commitments
Schedule 6.7   --  Certain ITI Liabilities
Schedule 6.8   --  Certain ITI Changes since December 31, 1994
Schedule 6.10  --  ITI Related Party Transactions
Schedule 6.11  --  ITI Litigation
Schedule 7.7   --  Conduct of IMA Business
Schedule 7.8   --  IMA Dividends
Schedule 7.10  --  Conduct of ITI Business
Exhibit A      --  Agreement of Merger
Exhibit B      --  Pooling Letter
Exhibit C-1    --  KPMG Peat Marwick Comfort Letter
Exhibit C-2    --  Deloitte & Touche Comfort Letter
Exhibit D      --  BDO Seidman Comfort Letter
Exhibit E      --  Amendments to ITI Certificate of Incorporation
Exhibit F      --  Amendments to ITI By-Laws
Exhibit G      --  Conversion Letter
Exhibit H      --  Opinion of Messrs. Krugman, Chapnick & Grimshaw
Exhibit I      --  Opinion of Messrs. Thompson & Mitchell
Exhibit J      --  Rule 145 Letter
Exhibit K      --  Affholder Agreement
Exhibit L      --  Kalishman Agreements

                             INDEX OF DEFINED TERMS

Acquisition Sub.........................................................  Recitals
Acquisition Sub Common Stock............................................  Recitals
Affiliate Agreement.....................................................  Section 11.4
Agreement...............................................................  Recitals
Benefit Plans...........................................................  Section 5.16
business day............................................................  Section 4.1
Certificate of Merger...................................................  Section 1.4
Class I Directors.......................................................  Section 7.3
Class II Directors......................................................  Section 7.3
Class III Directors.....................................................  Section 7.3
Closing.................................................................  Section 4.1
Closing Date............................................................  Section 4.1
Code....................................................................  Section 2.3
Confidentiality Agreement...............................................  Section 7.11(c)
Constituent Corporations................................................  Recitals
Cooperation Agreement...................................................  Section 13.3
Defined Benefit Plans...................................................  Section 5.15
Demand Registration.....................................................  Section 7.17(b)
Dissenting Shares.......................................................  Section 3.1(a)
Effective Time..........................................................  Section 1.4
ERISA...................................................................  Section 5.15
Environmental Laws......................................................  Section 5.22(c)
Enviroq.................................................................  Section 5.6
Enviroq Audited Financial Statements....................................  Section 5.7(b)
Enviroq Form 10-K.......................................................  Section 5.6
Enviroq Form 10-Q.......................................................  Section 5.6
Enviroq Interim Financial Statements....................................  Section 5.7(d)
Enviroq Pro Forma Financial Statements..................................  Section 5.7(e)
Enviroq Proxy Statement.................................................  Section 5.6
Exchange Act............................................................  Section 5.3
Exchange Agent..........................................................  Section 3.2(a)
GCL.....................................................................  Section 1.1
Group...................................................................  Section 7.3
HSR Act.................................................................  Section 5.3
IGL Group...............................................................  Section 7.3
IMA.....................................................................  Recitals
IMA Agreements..........................................................  Section 5.14(a)
IMA Audited Financial Statements........................................  Section 5.7(a)
IMA Financial Statements................................................  Section 5.7(c)
IMA Group...............................................................  Section 7.3
IMA Interim Financial Statements........................................  Section 5.7(c)
IMA's business or condition.............................................  Section 5.4
IMA Preferred Stock.....................................................  Recitals
IMA Convertible Preferred Stock.........................................  Recitals
IMA Class A Convertible Preferred Stock.................................  Recitals
IMA Class A Common Stock................................................  Recitals
IMA Class B Common Stock................................................  Recitals
IMA Common Stock........................................................  Recitals
IMA Form 10-K...........................................................  Section 5.6
IMA Form 10-Q...........................................................  Section 5.6
IMA Option Plan.........................................................  Section 2.3(a)

IMA Options.............................................................  Section 2.3(a)
IMA SEC Documents.......................................................  Section 5.6
INA Group...............................................................  Section 7.3
Incidental Registration.................................................  Section 7.17(b)(ii)
Insider.................................................................  Section 5.14(a)
Insituform Process......................................................  Section 5.19
Intellectual Property...................................................  Section 5.20
ITI.....................................................................  Recitals
ITI Audited Financial Statements........................................  Section 6.6(a)
ITI Interim Financial Statements........................................  Section 6.6(b)
ITI Form 10-K...........................................................  Section 6.5
ITI Form 10-Q...........................................................  Section 6.5
ITI Common Stock........................................................  Section 2.2(a)
ITI Preferred Stock.....................................................  Section 6.4
ITI SEC Documents.......................................................  Section 6.5
Joint Proxy Statement...................................................  Section 7.5(b)
Lien....................................................................  Section 5.9
Material Adverse Effect.................................................  Section 5.1(b)
Merger..................................................................  Recitals
Multiemployer Plans.....................................................  Section 5.16
NuPipe Process..........................................................  Section 5.20
PBGC....................................................................  Section 5.16
Plan of Merger..........................................................  Section 4.1
Prior Registration Rights Agreement.....................................  Section 7.17(b)
Registrable Securities..................................................  Section 7.17(b)(i)
Registration Rights Agreement...........................................  Section 7.17(a)
Registration Statement..................................................  Section 7.5(a)
Removal Pleadings.......................................................  Section 13.3
Stockholder.............................................................  Section 7.17(a)
Subsidiary..............................................................  Section 5.1(b)
Subsidiary..............................................................  Section 5.5
SEC.....................................................................  Section 2.3(c)
Securities Act..........................................................  Section 3.2(c)
Surviving Corporation...................................................  Section 1.1
Term....................................................................  Section 7.3

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of this 23rd day of May, 1995 (hereinafter referred to as this "Agreement"), by and among INSITUFORM TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as "ITI"), ITI ACQUISITION CORP., a corporation organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of ITI (hereinafter referred to as "Acquisition Sub"), and INSITUFORM MID-AMERICA, INC., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as "IMA"; and, together with Acquisition Sub, as the "Constituent Corporations").

                                  WITNESSETH:

     WHEREAS, IMA, together with its Subsidiaries (as hereinafter defined), is primarily engaged in the application of trenchless and other technologies to the rehabilitation, construction and improvement of pipeline systems, and is a licensee of the Insituform(R) Process (as more particularly hereinafter described, the "Insituform Process") and the NuPipe(R) Process (as more particularly hereinafter described, the "NuPipe Process"), in those states and other territories covered by license agreements extended by, respectively, Insituform North America Corp. and NuPipe, Inc., both wholly-owned subsidiaries of ITI; and

     WHEREAS, IMA, pursuant to its certificate of incorporation (filed in the office of the Secretary of State of the State of Delaware on December 22, 1983, as subsequently amended on, respectively, January 6 and February 8, 1984, November 6, 1985 and December 10, 1986), has an authorized capital stock consisting of: 500,000 shares of preferred stock, $.01 par value (hereinafter referred to as the "IMA Preferred Stock"), none of which are presently issued and outstanding; 10,000 shares of convertible preferred stock, $100 par value (hereinafter referred to as the "IMA Convertible Preferred Stock"), none of which are presently issued and outstanding; 500 shares of class A convertible preferred stock, $1,000 par value (hereinafter referred to as the "IMA Class A Convertible Preferred Stock"), none of which are presently issued and outstanding; 13,000,000 shares of class A common stock, $.01 par value (hereinafter referred to as the "IMA Class A Common Stock"), of which 8,282,676 shares are presently issued and outstanding, and 6,000,000 shares of class B common stock, $.01 par value (hereinafter referred to as the "IMA Class B Common Stock", and together with the IMA Class A Common Stock, the "IMA Common Stock"), of which 2,472,985 shares are presently issued and outstanding; and

     WHEREAS, Acquisition Sub has been duly organized as a corporation under the laws of the State of Delaware, and, pursuant to its certificate of incorporation (filed in the office of the Secretary of State of the State of Delaware on March 16, 1995), has an authorized capital stock consisting of 10,000 shares of common stock, $.01 par value (hereinafter referred to as the "Acquisition Sub Common Stock"), of which 1,000 shares are issued and outstanding and held by ITI; and

     WHEREAS, the respective Boards of Directors of the Constituent Corporations, and of ITI, deem it advisable and in the best interests of such corporations and their stockholders, respectively, that Acquisition Sub be merged into and with IMA (hereinafter referred to as the "Merger"), in accordance with the terms and conditions hereinafter set forth, so that IMA shall become a subsidiary of ITI;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1  The Merger.

     At the Effective Time (as hereinafter defined), in accordance with this Agreement and the Delaware General Corporation Law (hereinafter referred to as the "GCL"), Acquisition Sub shall be merged into and with IMA, the separate corporate existence of Acquisition Sub shall cease and IMA shall continue as the surviving corporation, governed by the laws of the State of Delaware, under the corporate name it possesses immediately prior to the Effective Time. IMA, from and after the Effective Time, is hereinafter sometimes referred to as the "Surviving Corporation".

     1.2  Effect of Merger.

        (a) At the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, as well as of a public as of a private nature, of the Constituent Corporations. All of the rights, privileges, immunities and franchises, and all property, real and personal, and all debts due on whatever account to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and all of the property, rights, privileges, immunities, powers, franchises and all and every other interest of each of the Constituent Corporations thereafter shall be vested as effectively and fully in the Surviving Corporation as they were in each of the Constituent Corporations.

        (b) The Surviving Corporation shall be responsible and liable for all of the liabilities, obligations and penalties of each of the Constituent Corporations; provided, however, that the liabilities, obligations and penalties of the Constituent Corporations shall not be affected by the Merger, and that the rights of the creditors of the Constituent Corporations, or any liens upon the property of the Constituent Corporations shall not be impaired by the Merger, and any claim existing or action or proceeding, civil or criminal, pending by or against the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be proceeded against or substituted in the place of the Constituent Corporations.

     1.3  Certificate of Incorporation and By-Laws.

     The certificate of incorporation and by-laws of IMA, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and by-laws of the Surviving Corporation and thereafter shall continue to be its certificate of incorporation and by-laws until changed as provided therein and under the laws of the State of Delaware. The first annual meeting of the stockholders of the Surviving Corporation held after the Effective Time shall be the next annual meeting of stockholders provided for in the by-laws of IMA.

     1.4  Effective Time of Merger.

     The Merger shall become effective at the time of filing of a certificate of merger with respect to the Merger (hereinafter referred to as the "Certificate of Merger") in the office of the Secretary of State of the State of Delaware, as required by the GCL. Such time is herein referred to as the "Effective Time".

     1.5  IMA Directors and Officers.

     At the Effective Time and until their successors have been duly elected and have qualified, the Board of Directors of the Surviving Corporation shall consist of three members, and the members of the Board of Directors of Acquisition Sub shall become the directors of the Surviving Corporation; and at the Effective Time and until their successors have been duly elected and have qualified, the officers of Acquisition Sub shall become the officers of the Surviving Corporation.

     1.6  Taking of Necessary Action; Further Action.

     IMA, ITI and Acquisition Sub, respectively, shall take all such lawful action as may be necessary or appropriate in order to effectuate the transactions contemplated by this Agreement. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full title to all assets, rights, privileges, powers, immunities, purposes and franchises of either of the Constituent Corporations, the officers and directors of such corporation shall take all such lawful and necessary action.

                                   ARTICLE II

                              CONVERSION OF SHARES

     The manner and basis of converting in the Merger the outstanding shares of IMA Common Stock and Acquisition Sub Common Stock into shares of the capital stock of the Surviving Corporation are as follows:

     2.1  Acquisition Sub Common Stock.

     Each share of the 1,000 shares of Acquisition Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be deemed cancelled and converted into and shall represent the right to receive one share of the class A common stock, $.01 par value, of the Surviving Corporation.

     2.2  IMA Common Stock.

        (a) Each share of IMA Class A Common Stock issued and outstanding immediately prior to the Effective Time (including, without limitation, all shares of IMA Class A Common Stock issued upon conversion of the IMA Class B Common Stock as hereinafter provided, but other than Dissenting Shares [as defined and to the extent provided in Section 3.1 hereof], if any), shall, by virtue of the Merger and without any action by the holder thereof, be deemed cancelled and converted into and shall represent the right to receive 1.15 shares of the class A common stock, $.01 par value (hereinafter referred to as the "ITI Common Stock"), of ITI.

        (b) Solely to avoid the expense and inconvenience to ITI and Acquisition Sub, and not as separately bargained for consideration, no fractional shares of ITI Common Stock shall be issued in the Merger and no dividend, stock split or interest shall relate to any such fractional shares, and such fractional shares shall not entitle the owner thereof to any rights of a security holder. In lieu of issuing certificates for fractional shares of ITI Common Stock, the Exchange Agent (as hereinafter defined) shall, on behalf of all holders of such fractional shares, on or before the tenth day following the Effective Time, aggregate all such fractional shares and sell the resulting shares of ITI Common Stock for the accounts of holders of such respective fractional shares, and such holders shall thereafter be entitled to receive on a pro rata basis the net proceeds of the sale thereof, without interest thereon, upon the surrender of all of such holder's certificates for exchange pursuant to Section 3.2 hereof.

     2.3  Options to Purchase Shares of IMA Common Stock.

        (a) All options (hereinafter referred to as the "IMA Options") to acquire IMA Class A Common Stock outstanding, whether or not exercisable at the Effective Time, under the Insituform Mid-America, Inc. Stock Option Plan (hereinafter referred to as the "IMA Option Plan"), shall remain outstanding following the Effective Time. At the Effective Time, the IMA Options shall, by virtue of the Merger and without any further action on the part of IMA or the holder thereof, be assumed by ITI in such manner that ITI: (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the United States Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code"); or (ii) to the extent that Section 424 of the Code does not apply to any such IMA Options, would be such a corporation were Section 424 of the Code applicable to such IMA Options. From and after the Effective Time, all references to IMA in the IMA Stock Option Plan and the applicable stock option agreements issued thereunder shall be deemed to refer to ITI, except that each reference to the name of such plan therein (or any predecessor thereof) shall be deemed a reference to the "Insituform Mid-America, Inc. Stock Option Plan", and provided that each reference to the "Stock Option Committee" or "Committee" therein shall be deemed a reference to ITI's Compensation Committee. Each IMA Option assumed by ITI shall be exercisable upon the same terms and conditions as under the IMA Stock Option Plan and the applicable option agreement issued thereunder, except that:

               (A) each such IMA Option shall be exercisable for that whole number of shares of ITI Common Stock (rounded to the nearest whole share) into which the number of shares of IMA Class A Common Stock subject to such IMA Option immediately prior to the Effective Time would be convertible under Section 2.2 hereof if such shares were outstanding at the Effective Time; and

               (B) the option price per share of ITI Class A Common Stock shall be an amount equal to the quotient obtained by dividing (x) the product obtained by multiplying the exercise price per share of IMA Class A Common Stock subject to such IMA Option in effect immediately prior to the Effective Time by the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time, by (y) the number of shares of ITI Common Stock covered by the option as so assumed (the option price as so determined being rounded upward to the nearest full cent).

No payment or adjustment shall be made for fractional shares which otherwise would be issuable upon exercise of any IMA Option assumed as aforesaid.

        (b) The assumption of IMA Options pursuant hereto shall not confer on any holder thereof any additional benefits which such holder did not have immediately prior to the Effective Time, result in any acceleration of any vesting or exercise schedule for any IMA Option, or release any holder of any IMA Option of any obligations or restrictions applicable to his option or the shares obtainable upon exercise of such option. At the Effective Time, the IMA Option Plan shall, by virtue of the Merger and without any further action on the part of IMA, be deemed terminated, except for the rights of the holders of outstanding IMA Options subject to the terms and provisions hereinbefore set forth, and no further options shall be granted thereunder.

        (c) As soon as practicable following the Effective Time, ITI shall prepare and file with the Securities and Exchange Commission (hereinafter referred to as the "SEC"), a registration statement on Form S-8 under the Securities Act of 1933, as amended (hereinafter referred to as the "Securities Act"), with respect to the shares of ITI Common Stock deliverable by ITI upon exercise of the IMA Options, as so assumed.

     2.4  ITI Common Stock.

     The Merger shall effect no change in any shares of ITI Common Stock issued by ITI prior to the Effective Time.

                                  ARTICLE III

                               DISSENTING SHARES;
                            EXCHANGE OF CERTIFICATES

     3.1  Dissenting Shares.

     Notwithstanding anything in this Agreement to the contrary, shares of IMA Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such shares in favor of the Merger and, if entitled to elect to demand the appraisal of such shares pursuant to Section 262 of the GCL, shall have delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in said Section 262 (herein referred to as "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the consideration provided in Article II of this Agreement,unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the GCL. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of IMA Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the consideration therefor specified under Article II hereof, without any interest thereon.

     3.2  Exchange of Shares.

        (a) Prior to the Effective Time, Acquisition Sub shall designate American Stock Transfer & Trust Company, or, at its election, a bank or trust company or similar entity, reasonably satisfactory to IMA, which is authorized to exercise corporate trust or stock powers, to act as the exchange agent (hereinafter referred to as the "Exchange Agent") in the Merger. Promptly after the Effective Time, ITI shall cause the delivery to the Exchange Agent of certificates evidencing the shares of ITI Common Stock contemplated to be issued by Section 2.2 hereof.

        (b) As soon as practicable after the Effective Time, but in no event later than 15 business days after the Effective Time, the Exchange Agent shall send a notice and transmittal form to each holder of a certificate theretofore evidencing shares of IMA Common Stock, advising such holders of the terms of the exchange effected by the Merger and the procedure for surrendering to the Exchange Agent (who may appoint forwarding agents with the approval of ITI) such record holder's certificate(s) evidencing IMA Common Stock for exchange for certificates evidencing shares of ITI Common Stock. Each holder of a certificate theretofore evidencing shares of IMA Common Stock, upon surrender of the same to the Exchange Agent in accordance with such transmittal form, shall be entitled to receive, in exchange for such certificate, a certificate evidencing the number of full shares of ITI Common Stock for which the shares of IMA Common Stock theretofore represented by the certificate so surrendered shall have been exchanged pursuant to Section 2.2 hereof and the cash in lieu of fractional shares hereinabove contemplated, and the certificate so surrendered shall forthwith be cancelled.

        (c) If any certificate evidencing shares of ITI Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, or if any payment of cash is to be made to a person other than the person in whose name such certificate is registered, it shall be a condition of the issuance thereof or such payment, as the case may be, that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange (i) pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for shares of ITI Common Stock in any name other than that of, and payment of cash to a person other than, the registered holder of the certificate surrendered or (ii) establish to the satisfaction of the Exchange Agent that such transfer or other taxes have been paid or are not applicable. Certificates representing shares of ITI Common Stock issued to IMA "affiliates", within the meaning of Rule 145 under the Securities Act, shall bear the legend referred to in Paragraph (a)(ii) of Section 11.4 hereof.

        (d) In the event any certificate representing any shares of IMA Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate the consideration payable in exchange therefor pursuant to
Article II. The Exchange Agent or the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to give the Exchange Agent a bond in such reasonable sum as it may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     3.3  Dividends and Other Distributions.

     No dividends or other distributions to holders of ITI Common Stock as of any date subsequent to the Effective Time shall be paid to the holders of outstanding certificates formerly representing shares of IMA Common Stock until such certificates are so surrendered. Subject to the effect, if any, of applicable law upon surrender of certificates evidencing shares of IMA Common Stock, there shall be paid to the record holders of ITI Common Stock issued in exchange therefor (i) the amount of dividends or other distributions with a record date for payment after the Effective Time that have theretofore been paid with respect to full shares of ITI Common Stock as of any date subsequent to the Effective Time which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to the payment of such dividends or other distributions on surrender of outstanding certificates. Notwithstanding the foregoing, neither ITI, Acquisition Sub, the Exchange Agent nor any other party hereto shall be responsible or liable to any holder of shares of IMA Common Stock for any ITI Common Stock, or dividends or distributions thereon or cash, including cash in lieu of fractional share interests, delivered to any public official pursuant to applicable escheat laws.

     3.4  IMA Stock Transfer Ledger.

     At the Effective Time, it shall be deemed that the stock transfer books of IMA are closed, and no transfer of IMA Common Stock on the books of IMA shall thereafter be made or consummated. Until surrendered and exchanged in accordance with the provisions of Section 3.2 hereof, the outstanding certificates evidencing shares of IMA Common Stock immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all corporate purposes to evidence the right to receive the number of shares of ITI Common Stock, together with cash in lieu of fractional shares, into which the shares of IMA Common Stock theretofore evidenced by such certificate or certificates shall have been so converted, together with any dividends or other distributions thereon pursuant to Section 3.3 hereof, as though such surrender and exchange had taken place.

     3.5  Termination of Exchange Agency.

     Any portion of the shares of ITI Common Stock or cash in lieu of fractional shares, which remains undistributed to the holders of IMA Common Stock for one year after the Effective Time shall be delivered to ITI, upon demand, and any holders of IMA Common Stock who have not theretofore complied with this Article III shall thereafter look only to ITI for the shares of ITI Common Stock, any cash in lieu of fractional shares of ITI Common Stock to which they are entitled pursuant to Paragraph (b) of Section 2.2 hereof and any dividends or other distributions with respect to ITI Common Stock to which they are entitled pursuant to Section 3.3. Any portion of such remaining shares or cash unclaimed by holders of IMA Common Stock as of a date which is immediately prior to such time as such shares or amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of ITI free and clear of any claims or interest of any person previously entitled thereto.

                                   ARTICLE IV

                                    CLOSING

     4.1  Time and Place of Closing.

     IMA, ITI and Acquisition Sub shall regularly communicate and consult with each other with respect to the fulfillment of the various conditions to the obligations under this Agreement of the parties hereto. The exchange of certificates, opinions and other documents contemplated by this Agreement (hereinafter referred to as the "Closing") shall be held at the offices of Messrs. Krugman, Chapnick & Grimshaw, Park 80 West-Plaza Two, Saddle Brook, New Jersey 07663, at 10:00 A.M., local time, at such time and date (hereinafter referred to as the "Closing Date") as the parties may determine, such date to fall within ten business days after the satisfaction or waiver of the last of the conditions set forth in Articles IX, X and XI hereof to be satisfied or waived (other than conditions with respect to actions the parties shall take at the Closing), and provided that ITI may delay the Closing for up to 15 business days after the date on which the Closing would otherwise occur as aforesaid in order to effectuate the restructurings contemplated by Section 7.15 hereof, or such other time and date as may be agreed upon by the parties hereto. For purposes of this Agreement, "business day" shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

     4.2  Certificate of Merger.

     In the event that, at or prior to the Closing, none of the parties has exercised any right it may have to terminate this Agreement, and no condition to the obligations of the parties exists that is not waived, the parties shall, on the Closing Date, execute the agreement of merger, in the form attached hereto as Exhibit A (hereinafter referred to as the "Plan of Merger"), appropriately completed, and, as soon thereafter as is practicable cause an appropriate Certificate of Merger to be executed by the Constituent Corporations and filed with the Secretary of State of the State of Delaware in accordance with the GCL.

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF IMA

     IMA represents, warrants and covenants that:

     5.1  Incorporation.

        (a) IMA is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own or hold under lease the assets and properties which it owns or holds under lease, to conduct its business as currently conducted, to perform all its obligations under the agreements to which it is a party, including, without limitation, this Agreement, and to consummate the Merger. IMA is in good standing in each other jurisdiction wherein the failure so to qualify, individually or in the aggregate, would have a Material Adverse Effect (as hereinafter defined). The copies of IMA's certificate of incorporation and by-laws, each as currently in effect, which have been delivered to ITI and Acquisition Sub by IMA are complete and correct.

        (b) For purposes of this Agreement:

               (i) "Material Adverse Effect" with respect to a party shall mean any change in, or effect on such party or any subsidiary thereof (as hereinafter defined) which is, or with reasonable probability might be, materially adverse to the business, properties, operations, income, assets, prospects or condition, financial or otherwise of such party and its subsidiaries, taken as a whole; and the term "Material Adverse Effect" used without a specific reference to a party shall mean a Material Adverse Effect with respect to IMA and its Subsidiaries, taken as a whole; and

               (ii) each reference to a "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     5.2  Authorization.

     The execution and delivery of this Agreement, the performance by IMA of its covenants and agreements hereunder and the consummation by IMA of the transactions contemplated hereby have been duly authorized by all necessary corporate action of IMA, other than the approval of the holders of IMA Common Stock contemplated under Section 7.1 hereof. When executed and delivered by IMA, this Agreement shall constitute the valid and legally binding obligation of IMA, enforceable against IMA in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     5.3  Conflicts.

     Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any provision of IMA's certificate of incorporation or by-laws, as currently in effect, or, subject to approval of this Agreement by the holders of IMA Common Stock as contemplated under Section 7.1 hereof and compliance with the regulatory requirements hereinafter specified in this Section 5.3, any law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court, government or governmental agency or instrumentality, domestic or foreign, binding upon IMA or any of its Subsidiaries or, except as set forth on Schedule 5.3(A) attached hereto and other than any such conflicts, breaches, creation, imposition or termination which would not have a Material Adverse Effect, conflict with or result in any breach of any of the terms of or the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature pursuant to, or create any cause for termination under, the terms of any contract or agreement to which IMA or any Subsidiary is a party or by which IMA or any Subsidiary or any of their respective properties or assets is bound. Other than the approval of this Agreement by the holders of IMA Common Stock contemplated under Section 7.1 hereof and except for compliance with the requirements of the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (hereinafter referred to as the "HSR Act"), the Securities Act, with respect to the Registration Statement (as hereinafter defined), the securities or blue sky laws of the various states, the federal Securities Exchange Act of 1934, as amended (hereinafter referred to as the "Exchange Act"), with respect to the Joint Proxy Statement (as hereinafter defined), and except as set forth on Schedule 5.3(A) and (C) and any such consents, approvals, authorizations, filings or registrations with or notices to any such person or entity other than any governmental agency or instrumentality the failure to effectuate which would not have a Material Adverse Effect, no consents, approvals or authorizations, or registrations with any governmental agency or authority or any other person or entity and, except as set forth on Schedule 5.3(B), filings with or notices to any such person or entity, are required in connection with the execution and delivery of this Agreement by IMA or the consummation by IMA of the transactions contemplated hereby.

     5.4  Capitalization.

     The authorized capital stock of IMA consists of 500,000 shares of IMA Preferred Stock, none of which are issued and outstanding, 10,000 shares of IMA Convertible Preferred Stock, none of which are issued and outstanding, 500 shares of IMA Class A Convertible Preferred Stock, none of which are issued and outstanding on the date hereof, 13,000,000 shares of IMA Class A Common Stock, of which 8,282,676 shares are issued and outstanding, and 6,000,000 shares of IMA Class B Common Stock, of which 2,472,985 shares are issued and outstanding on the date hereof. No shares of any class or series of the capital stock of IMA are held as treasury stock. All of the outstanding shares of IMA Common Stock are, and all outstanding shares of IMA Class A Common Stock issuable upon exercise of IMA Options will be, duly authorized, validly issued and fully paid and non-assessable, issued without violation of the preemptive rights of any person. There are no subscriptions, warrants, options, calls, commitments by or agreements to which IMA is bound relating to the issuance, conversion, or purchase of any shares of IMA Common Stock, or any other capital stock of IMA, except for the IMA Options granted by IMA pursuant to the IMA Option Plan, covering an aggregate of 365,040 shares of IMA Class A Common Stock on the date hereof, and except for this Agreement. IMA has delivered to ITI and Acquisition Sub true and complete copies of each form of certificate or agreement evidencing options granted and outstanding under the IMA Option Plan. IMA is not a party to any agreement or arrangement relating to the voting or control of any of its capital stock, or obligating IMA, directly or indirectly, to sell any assets in a transaction which is not in the ordinary course or which is otherwise material to the businesses, financial condition, results of operations or prospects of IMA and its Subsidiaries, taken as a whole (hereinafter referred to as "IMA's business or condition"), except for this Agreement. IMA has no currently outstanding obligations to register any securities under the Securities Act, under any arrangements that would require any such registration as a result of this agreement or the transactions contemplated hereby or under any arrangements that would permit any party to such arrangements other than IMA to require IMA to file a registration statement under the Securities Act.

     5.5  Subsidiaries.

     Schedule 5.5(1), (2) and (3) annexed hereto sets forth the name of each corporation, partnership, joint venture, business trust or other legal entity in which IMA, directly or indirectly, beneficially or legally owns or holds any capital stock or other proprietary interest (herein referred to, individually, as a "Subsidiary" and, collectively, as the "Subsidiaries"), the jurisdiction of its incorporation or formation, and IMA's direct or indirect ownership thereof. Neither IMA nor any Subsidiary, directly or indirectly, beneficially or legally owns or holds any capital stock of ITI. Each corporate Subsidiary is a corporation duly organized and in good standing under the laws of the jurisdiction of its incorporation, and has full corporate power and authority to own or hold under lease the assets and properties which it owns or holds under lease and to perform all its obligations under the agreements to which it is a party and to conduct such Subsidiary's business. Each Subsidiary consisting of a joint venture, partnership, or limited liability partnership is duly organized, validly existing and, in the case of any limited liability partnership, in good standing as such entity under the laws of the jurisdiction of its formation, and has full partnership authority to own or hold under lease the assets or properties which it owns or holds under lease and to perform all of its obligations under the agreements to which it is a party and to conduct such Subsidiary's business. Each Subsidiary is in good standing in each other jurisdiction wherein the failure so to qualify would, individually or in the aggregate, have a Material Adverse Effect. All of the outstanding shares of the capital stock of each Subsidiary are so owned and are duly authorized and validly issued, fully paid and non-assessable, issued without violation of the preemptive rights of any person, and, except as identified on
Schedule 5.5(4), are owned free and clear of any mortgages, deeds of trust, pledges, liens, security interests or any charges or encumbrances of any nature. Except as set forth in Schedule 5.5(5), no shares of capital stock or other proprietary interest of any Subsidiary is subject to any option, call, commitment or other agreement of any nature, and there are no subscriptions, warrants, options, calls, commitments by or agreements to which IMA or any Subsidiary is bound relating to the issuance or purchase of any shares of capital stock of any Subsidiary. Except for partnership and joint venture arrangements as set forth on Schedule 5.5(2) and (3), neither IMA nor any Subsidiary is party to any agreement or arrangement relating to the voting or control of any capital stock of any Subsidiary, or obligating IMA or any Subsidiary to sell any assets of any Subsidiary in a transaction which is not in the ordinary course or which is otherwise material to IMA's business or condition. The copies of the certificates of incorporation and by-laws, or other instruments of formation, as currently in effect, of each such Subsidiary, which have been delivered or made available to ITI by IMA are complete and correct.

     5.6  Securities Filings.

     IMA and each Subsidiary have made all filings with the SEC that it has been required to make under the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder. IMA has provided to ITI and Acquisition Sub complete and correct copies of all reports, registration statements, final prospectuses, definitive proxy statements and other filings made by IMA or any Subsidiary with the SEC, including all exhibits to such filings, since October 1, 1989 (all such documents that have been filed with the SEC, as amended, hereinafter referred to as the "IMA SEC Documents"), including, without limitation, IMA's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, as filed with the SEC on January 3, 1995 (together with all documents incorporated therein by reference, hereinafter referred to as the "IMA Form 10-K"), and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as filed with the SEC on May 15, 1995 (hereinafter referred to as the "IMA Form 10-Q"), the Annual Report on Form 10-K for the fiscal year ended March 26, 1994 of IMA Merger Sub, Inc. (formerly, Enviroq Corporation; hereinafter referred to as "Enviroq"), as filed with the SEC on June 24, 1994 (together with all documents incorporated therein by reference, hereinafter referred to as the "Enviroq Form 10-K"), Enviroq's Quarterly Report on Form 10-Q for the quarter ended December 24, 1994, as filed with the SEC on February 7, 1995 (hereinafter referred to as the "Enviroq Form 10-Q"), and Enviroq's Proxy Statement dated March 14, 1995 (hereinafter referred to as the "Enviroq Proxy Statement"). The IMA SEC Documents comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and neither any of the IMA SEC Documents (as of the date of their respective filing with the SEC), or any information relating to IMA or any of its Subsidiaries contained in this Agreement or any schedule hereto, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.7  Financial Statements.

        (a) The consolidated financial statements (hereinafter referred to, collectively, as the "IMA Audited Financial Statements") of IMA and its consolidated subsidiaries contained or incorporated by reference in the IMA Form 10-K in response to "Item 8. Consolidated Financial Statements and Supplementary Data", are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate. The IMA Audited Financial Statements fully and fairly present, in conformity with such principles as so utilized, the consolidated financial position and results of operations and cash flows of IMA and its consolidated subsidiaries, at the dates shown and for the periods therein specified, except as described therein.

        (b) The consolidated financial statements (hereinafter referred to, collectively, as the "Enviroq Audited Financial Statements") of Enviroq and its consolidated subsidiaries contained or incorporated by reference in the Enviroq Form 10-K in response to "Item 8. Consolidated Financial Statements and Supplementary Data", are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate.

        The Enviroq Audited Financial Statements fully and fairly present, in conformity with such principles as so utilized, the consolidated financial position and results of operations and cash flows of Enviroq and its consolidated subsidiaries, at the dates shown and for the periods therein specified, except as described therein.

        (c) The consolidated financial statements (hereinafter referred to as the "IMA Interim Financial Statements", and, together with the IMA Audited Financial Statements, herein referred to as the "IMA Financial Statements") of IMA and its consolidated subsidiaries contained in the IMA Form 10-Q in response to "Item 1. Financial Statements" are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate, except as permitted by Form 10-Q. The IMA Interim Financial Statements fully and fairly present the consolidated financial position and results of operations and cash flows of IMA and its consolidated subsidiaries, at the dates shown and for the periods therein specified, subject to normal year-end adjustments in accordance with generally accepted accounting principles and except as described therein.

        (d) The consolidated financial statements (hereinafter referred to as the "Enviroq Interim Financial Statements") of Enviroq and its consolidated subsidiaries contained in the Enviroq Form 10-Q in response to "Item 1. Financial Statements" are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate, except as permitted by Form 10-Q. The Enviroq Interim Financial Statements fully and fairly present the consolidated financial position and results of operations and cash flows of Enviroq and its consolidated subsidiaries, at the dates shown and for the periods therein specified, subject to normal year-end adjustments in accordance with generally accepted accounting principles and except as described therein.

        (e) The consolidated pro forma financial statements (hereinafter referred to as the "Enviroq Pro Forma Financial Statements") of Enviroq and its consolidated subsidiaries contained in the Enviroq Proxy Statement are true and correct and have been prepared in all material respects in conformity with
Article 11 of Regulation S-X promulgated by the SEC. The Enviroq Pro Forma Financial Statements fully and fairly present the consolidated financial position and results of operations of Enviroq and its consolidated subsidiaries, at the dates shown and for the periods therein specified, after giving pro forma effect to the transactions described therein.

        (f) Each of IMA and each Subsidiary: (i) make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of their respective assets; and (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary
(I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     5.8  Absence of Undisclosed Liabilities.

     Except to the extent disclosed in the IMA Form 10-K or the IMA Form 10-Q (in each case without reference to the exhibits thereto), or the Enviroq Pro Forma Financial Statements (after giving effect to the transactions described therein), or incurred after December 31, 1994 (or, in the case of Enviroq or its subsidiaries, December 24, 1994) in the ordinary course of business and consistent with past practice, neither IMA, nor any of the Subsidiaries has any liabilities, whether accrued, absolute, contingent, or otherwise, whether due or to become due and whether the amount thereof is readily ascertainable or not, other than liabilities which, individually or in the aggregate, would not have a Material Adverse Effect, or any unrealized or anticipated losses from any unfavorable commitments or sales of products, other than those which, individually or in the aggregate, would not have a Material Adverse Effect, in each case under this Section 5.8 except as set forth in Schedule 5.8.

     5.9  Absence of Certain Changes.

     Subsequent to December 31, 1994 (or, in the case of Enviroq or its subsidiaries, December 24, 1994), neither IMA nor any Subsidiary has:

        (a) except as disclosed in Schedule 5.9 attached hereto, declared, set aside or made any payment or distribution upon any capital stock or, directly or indirectly, purchased, redeemed or otherwise acquired or disposed of any shares of capital stock;

        (b) except as disclosed in Schedule 5.9 attached hereto, incurred any liability or obligation under agreements or otherwise, except current liabilities entered into or incurred in the ordinary course of business consistent with past practice; issued any notes or other corporate debt securities or paid or discharged any outstanding indebtedness, except in the ordinary course of business consistent with past practice; or, in a manner that would, individually or in the aggregate, have a Material Adverse Effect, waived any of its respective rights;

        (c) mortgaged, pledged or subjected to any Lien (as hereinafter defined) any of its assets or properties; entered into any lease of real property or buildings; or, except in the ordinary course of business consistent with past practice, entered into any lease of machinery or equipment, or sold or transferred any tangible or intangible asset or property;

        (d) effected any increase in salary, wages or other compensation of any kind, whether current or deferred, to any employee or agent, other than routine increases in the ordinary course of business consistent with past practice or as was required from time to time by governmental legislation affecting wages (provided, however, that in no event was any such increase in compensation made with respect to any employee or agent earning in excess of $50,000 per annum, except as identified in Schedule 5.9); except as set forth in Schedule 5.9, made any bonus, pension, option, deferred compensation, or retirement payment, severance, profit sharing, or like payment to any employee or agent, except as required by the terms of plans or arrangements existing prior to such date (provided, however, that in no event was any such payment made with respect to any employee or agent earning in excess of $50,000 per annum, except as identified in Schedule 5.9); or entered into any salary, wage, severance, or other compensation agreement with a term of one year or longer with any employee or agent or made any contribution to any trust or plan for the benefit of any employee or agent, except as required by the terms of plans or arrangements existing prior to such date;

        (e) except as set forth in Schedule 5.9, entered into any transaction other than in the ordinary course of business consistent with past practice, except in connection with the execution and performance of this Agreement and the transactions contemplated hereby;

        (f) suffered any damage, destruction, or loss to any of its assets or properties (whether or not covered by insurance) except for damage, destruction or loss occurring in the ordinary course of business which, individually or in the aggregate, would not have a Material Adverse Effect; or

        (g) suffered any Material Adverse Effect;

and, since December 31, 1994 (or, in the case of Enviroq and its subsidiaries, December 24, 1994), there has been no condition, development or contingency which, so far as reasonably may be foreseen, may, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, the term "Lien" shall be defined to mean any mortgage, deed of trust, security interest, pledge, lien, or other charge or encumbrance of any nature whatsoever except: (a) liens disclosed in the IMA Financial Statements; (b) liens for taxes, assessments, or governmental charges or levies not yet due and delinquent; and (c) liens consisting of zoning or planning restrictions, easements, permits, any other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by IMA or any of its Subsidiaries.

     5.10  Pooling.

     As of the date hereof, there has not been any action taken by IMA or any Subsidiary or affiliate under Rule 1-02 of Regulation S-X of the SEC that would prevent the Merger from being accounted for as a pooling-of-interests. Contemporaneously with the execution and delivery of this Agreement, IMA has delivered to ITI an executed letter agreement, substantially in the form of Exhibit B attached hereto (together with such changes therein as may reasonably have been requested by ITI or IMA, such reasonableness to be determined in good faith by BDO Seidman), from each such affiliate.

     5.11  Taxes.

     IMA and each Subsidiary have filed or caused to be filed all foreign, federal, state, provincial, municipal and other tax returns, reports and declarations required to be filed by it so as to prevent any Lien of any nature on the assets or properties of IMA or any of the Subsidiaries, and have paid or shall pay all taxes which have been or shall become due with respect to the periods covered by said returns or pursuant to any assessment received by it in connection therewith. Except as set forth in Schedule 5.11, the Internal Revenue Service has not examined the federal tax returns of IMA or any of the Subsidiaries for any period subsequent to September 30, 1993; and only periods subsequent to September 30, 1993 remain open for examination and assessment of additional federal income taxes. All assessments and charges (including penalties and interest, if any) related to periods ended on or before September 30, 1994 have been paid by IMA and each Subsidiary, including any necessary adjustments with state and local tax authorities, and, except as set forth in
Schedule 5.11, no deficiency in payment of any taxes for any period has been asserted by any taxing authority which remains unsettled at the date hereof. Adequate provision has been made in the IMA Financial Statements for the payment of all then accrued and unpaid federal and other taxes of IMA and its Subsidiaries, whether or not yet due and payable and whether or not disputed by IMA. Neither IMA nor any Subsidiary has agreed to the extension of the statute of limitations with respect to any tax return for any open year.

     5.12  Title.

     IMA and its Subsidiaries have good and marketable title to all of their respective assets and properties, in each case, except as set forth on Schedule 5.12(1), (2), (3), (4) and (5), free and clear of all Liens. IMA and the Subsidiaries lease or own all properties and assets necessary for the operation of their respective businesses as presently conducted, and the assets and properties of IMA and its Subsidiaries include all of the assets, of every kind and nature, whether tangible or intangible, and wherever located, which are utilized by IMA or its Subsidiaries in the conduct of their respective businesses. Neither IMA nor its Subsidiaries have received notice of any violation of, or default under, any law, ordinance, order, regulation, or governmental or contractual requirement relating to the assets and properties of IMA or its Subsidiaries which remains uncured or has not been dismissed, other than with respect to any violation which, individually or in the aggregate, would not have a Material Adverse Effect and other than as identified on
Schedule 5.12(7). All leases and licenses pursuant to which IMA or the Subsidiaries lease or license personal and intangible property from others, are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default, or event of default (or event which with notice or lapse of time, or both, would constitute a default, or would constitute a basis for a claim of force majeure or other claim of excusable delay or non-performance) caused, by IMA or any Subsidiary or, to the best of IMA's knowledge, any other party. All the tangible personal property owned or leased by IMA or its Subsidiaries is in good operating condition and repair, subject only to ordinary wear and tear, and conforms in all respects to all applicable laws, ordinances, orders, regulations or governmental or contractual requirements relating to their operation, except for any such non-conformity which, individually or in the aggregate, would not have a Material Adverse Effect.

     5.13  Real Estate and Leases.

        (a) Set forth in Schedule 5.13 attached hereto is a brief description of every parcel of real estate owned by IMA or any Subsidiary (including, in each case, a description of the improvements and uses, the annual taxes payable and depreciation reserve of any improvements), and lease agreements (including, in each case, the annual rental payable and the expiration date, the cost and depreciation reserve of any leasehold improvements and a brief description of the property covered) under which IMA or any of its Subsidiaries is lessee of, or holds or operates, any real estate owned by any third party. Each of such leases and agreements is in full force and effect and constitutes a legal, valid and binding obligation of the respective parties thereto.

Neither IMA nor any Subsidiary is in default under any such lease or agreement, nor, to the best of the knowledge of IMA, is any other party to any such lease or agreement in default thereunder, and no event has occurred, or is alleged to have occurred, which constitutes, or with lapse of time or giving of notice or both would constitute, a default by IMA or any Subsidiary or, to the best of the knowledge of IMA, any other party to any such lease or agreement, or a basis for a claim of force majeure or other claim of excusable delay or non-performance thereunder by IMA or any Subsidiary or, to the best of the knowledge of IMA, any other party, other than with respect to any default, event or claim which, individually or in the aggregate, would not have any Material Adverse Effect.

        (b) IMA or a Subsidiary has good, clear and marketable title to the properties set forth on Schedule 5.13 and all fixtures thereon in fee simple absolute, subject to no Liens (other than covenants, easements and restrictions of record which do not, individually or in the aggregate, materially impair the value or the present use of such properties and other than as set forth in
Schedule 5.13). There is no option or right held by any third party to purchase any such properties or any part thereof, or any of the fixtures and equipment thereon. All buildings, driveways and other improvements on such properties, respectively, are within its boundary lines, and no improvements on adjoining properties extend across the boundary lines onto such properties.

        (c) The foundation, floor and roof of the buildings and all other structural and mechanical components of the properties owned or leased by IMA or its Subsidiaries are sound and free of any structural, mechanical or other defect, and all heating, ventilating, air conditioning, electrical, plumbing and other mechanical systems and equipment thereon are in good working order, in each case except for construction-in-progress and except insofar as would not, individually or in the aggregate, have a Material Adverse Effect. There are no condemnation or eminent domain proceedings pending or threatened with respect to the properties owned or leased by IMA or any Subsidiary, all required certificates of occupancy and other government permits necessary to utilize such properties as they are presently utilized have been obtained, and such properties, and the operation thereof, conform to all existing building, zoning, and other laws and ordinances relating to their use or occupancy, in each case except insofar as would not, individually or in the aggregate, have a Material Adverse Effect.

     5.14  Contractual and Other Obligations.

        (a) As used in this Agreement, the term the "IMA Agreements" shall mean all mortgages, indentures, notes, agreements, contracts, leases, licenses, franchises, obligations, instruments or other commitments, arrangements or understandings of any kind, whether written or oral, binding or non-binding, to which IMA or any of the Subsidiaries is a party or by which IMA or any of the Subsidiaries or any of their respective properties may be bound or affected, other than those which by their terms have expired prior to the date hereof. There is no IMA Agreement which is material to IMA's business or condition and which is not otherwise listed in the IMA Form 10-K or otherwise identified pursuant to the immediately succeeding sentence. Set forth or provided for on
Schedule 5.14 attached hereto is a list, without regard to materiality, of each of the following IMA Agreements which is not otherwise listed in the IMA Form 10-K: (i) any mortgage, indenture, note, or other instrument, agreement or arrangement for or relating to any borrowing of money by IMA or any Subsidiary, or any other installment obligation in excess, individually, of $100,000 per year; (ii) any guaranty, direct or indirect, by IMA or any Subsidiary of any obligation for borrowings or otherwise, excluding endorsements made for collection in the ordinary course of business and guaranties of construction performance bonds in the ordinary course of business disclosed on Schedule 5.19;
(iii) any IMA Agreement made other than in the ordinary course of its business or providing for the grant of any preferential rights to purchase or lease any assets of IMA or any Subsidiary, except for such agreements which, individually and in the aggregate, are not material to IMA's business or condition; (iv) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other companies; (v) any collective bargaining agreement with any trade or labor union; (vi) any IMA Agreement to which any officer or director of IMA or any stockholder (herein referred to collectively, as the "Insiders") of IMA beneficially owning (within the meaning of Section 13(d) of the Exchange Act) more than 5% of the outstanding shares of IMA Class A Common Stock, or any shares of IMA Class B Common Stock, is a party; (vii) any IMA Agreement containing noncompetition or other limitations restricting the conduct of the

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

business of IMA or any Subsidiary; (viii) any license agreements to which IMA or any Subsidiary is a party relating to any Intellectual Property (as hereinafter defined), other than the Insituform Process or the NuPipe Process; and (ix) any partnership, shareholder agreement, joint venture or similar agreement.

        (b) No event has occurred, or, is alleged to have occurred, which constitutes or with lapse of time or giving of notice or both, would constitute a default or a basis for a claim of force majeure or other claim of excusable delay or non-performance by IMA or any Subsidiary under any IMA Agreements, except for any such default or claim which, individually or in the aggregate, would not have a Material Adverse Effect. To the best of the knowledge of IMA, no party with whom IMA or any Subsidiary has any IMA Agreement is in default in the performance of any covenant or condition thereunder or has failed in performance thereunder by reason of a claim of force majeure or other claim of excusable delay or non-performance thereunder, except for any such default or claim which, individually or in the aggregate, would not have a Material Adverse Effect.

     5.15  Compensation.

     Except as disclosed in the IMA Form 10-K (including, without limitation, the proxy statement incorporated therein) or in Schedule 5.14 or Schedule 5.15(2) attached hereto, neither IMA nor any Subsidiary has any agreement with any employee with regard to compensation, whether individually or collectively, except agreements terminable by IMA or any Subsidiary at will without penalty, or oral agreements terminable by IMA or a Subsidiary on not more than 30 days' notice without penalty, and set forth in Schedule 5.15 is a list of all employees of IMA and each Subsidiary other than hourly employees subject to collective bargaining agreements, entitled to receive annual compensation in excess of $50,000 and their respective positions and salaries. Except for those unions identified on Schedule 5.14 as parties to IMA Agreements, no union or other collective bargaining unit has been certified or recognized by IMA or any Subsidiary as representing any of their respective employees. Without reference to any plans or proposals of ITI (other than the execution, delivery and performance of this Agreement), neither IMA nor ITI will incur any liability with respect to any payment due or damage suffered by any employee of IMA or any Subsidiary, including, but not limited to, any claims for severance, termination benefits or similar claims, by virtue of the operation of the Merger and the transactions contemplated hereby.

     5.16  Employee Benefit Plans.

     Except as listed and accurately described in Schedule 5.16, IMA and the Subsidiaries do not maintain or sponsor and are not required to make contributions to any pension, profit-sharing, bonus, incentive, welfare, or other employee benefit plan. All pension, profit-sharing, bonus, incentive, welfare, or other employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (hereinafter referred to as "ERISA"), in which the employees of IMA or its Subsidiaries participate, or with respect to which IMA or the Subsidiaries have any liability or obligation (such plans and related trusts, insurance, and annuity contracts, funding media, and related agreements and arrangements, other than any "multiemployer plan" (within the meaning of section 3(37) or ERISA) being hereinafter referred to as the "Benefit Plans", and such multiemployer plans being hereinafter referred to as the "Multiemployer Plans") comply in form and as administered in all material respects with all requirements of the U.S. Department of Labor, the Internal Revenue Service and the Pension Benefit Guaranty Corp. (hereinafter referred to as "PBGC") promulgated under ERISA and with all other applicable law (including, without limitation, the health care continuation coverage requirements of Section 4980B of the Code). Neither IMA nor any of its Subsidiaries has taken or failed to take any action with respect to either the Benefit Plans or the Multiemployer Plans which might create any material liability on the part of IMA, any Subsidiary or ITI. Each "fiduciary" (within the meaning of section 3(21)(a) of ERISA) as to each Benefit Plan and, to the best of the knowledge of IMA, as to each Multiemployer Plan has complied in all material respects with the requirements of ERISA and all other applicable law in respect of each such Plan. All required employer and employee contribution and premiums under the Benefit Plans and the Multiemployer Plans to the date hereof have been paid, the respective fund or funds established under the Benefit Plans and the Multiemployer Plans are funded in accordance with all applicable laws and such plans, and no material past service funding liabilities exist thereunder. IMA has furnished to ITI and Acquisition Sub copies of all

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

Benefit Plans, and of all documents relating thereto required by ITI, including, without limitation, annual reports and financial statements with respect to such Benefit Plans for all periods ended on a date subsequent to September 30, 1991 during which IMA or any Subsidiary was a sponsor or participating employer in or was required to make contributions to such Benefit Plans. Such financial statements are true and correct in all material respects, and none of the actuarial assumptions underlying such statements have changed since the respective dates thereof. In addition, as of the date hereof:

        (i) No Benefit Plan which is a "defined benefit plan" (within the meaning of Section 3(35) of ERISA) (hereinafter referred to as the "Defined Benefit Plans") or, to the best of the knowledge of IMA, Multiemployer Plan has incurred an "accumulated funding deficiency" (within the meaning of section 412(a) of the Code), whether or not waived, and there are no excise taxes due or hereafter to become due, based upon current facts and circumstances, under section 4971 of the Code with respect to the funding of any Benefit Plan;

        (ii) No "reportable event" (within the meaning of section 4043 of ERISA) has occurred with respect to any Defined Benefit Plan or, to the best of the knowledge of IMA, any Multiemployer Plan; there have been no terminations of any Defined Benefit Plan or, to the best of the knowledge of IMA, any Multiemployer Plan or any related trust; no such termination of any of the foregoing reasonably can be expected to occur, whether as a consequence of the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, or otherwise;

        (iii) Neither IMA nor any Subsidiary has withdrawn (partially or totally within the meaning of ERISA) from any Benefit Plan or any Multiemployer Plan; and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will result in the withdrawal (partial or total within the meaning of ERISA) from any Benefit Plan or Multiemployer Plan, or in any withdrawal or other liability of any nature to IMA, any Subsidiary, or ITI under any Benefit Plan or any Multiemployer Plan;

        (iv) No "prohibited transaction" (within the meaning of section 406 of ERISA or section 4975(c) of the Code) has occurred with respect to any Benefit Plan or, to the best of the knowledge of IMA, any Multiemployer Plan;

        (v) There is no excess of the aggregate present value of accrued benefits on a termination basis over the aggregate value of the assets of the Defined Benefit Plans, and no withdrawal liability of IMA and the Subsidiaries with respect to the Multiemployer Plans;

        (vi) There are no contributions which are, or hereafter will be, required to have been made to trusts in connection with "defined contribution plans" (within the meaning of section 3(34) of ERISA) with respect to services rendered by employees of IMA or the Subsidiaries prior to the date hereof, and all PBGC premiums due on or before the date of this Agreement by IMA or any Subsidiary have been paid in full, including any late fees, interest and penalties;

        (vii) Other than claims in the ordinary course for benefits with respect to the Benefit Plans or the Multiemployer Plans, there are no actions, suits, or claims pending with respect to any Benefit Plan or any Multiemployer Plan or any circumstances known to IMA which might give rise to any such action, suit or claims; and there are presently no outstanding judgments, decrees or orders of any court or any government or administrative agency against or affecting any Benefit Plan, the assets of any Benefit Plan or any Benefit Plan fiduciary; and

        (viii) Other than the pension benefits payable under the Benefit Plans and except as set forth on Schedule 5.16, neither IMA nor any Subsidiary is under any obligation to provide benefits or coverage under a Benefit Plan to retirees of IMA or any Subsidiary or other former employees of IMA or any Subsidiary (or the beneficiaries of such retirees or former employees), including but not limited to retiree health care coverage (except as may be mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985).

     5.17  Labor Relations.

     There are no controversies pending or threatened between IMA and any Subsidiary and any of their respective employees which, individually or in the aggregate, are reasonably likely to result in a Material Adverse Effect, and, there are no organizational efforts currently being made or threatened involving any of such employees. IMA has complied with all laws relating to the employment of labor, including without limitation, any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar taxes, and is not liable for any arrearage of wages or any taxes or penalties for failure to comply with any of the foregoing, except for any such non-compliance or such amounts which, individually or in the aggregate, would not have a Material Adverse Effect.

     5.18  Interests of Insiders.

     Except pursuant to an IMA Agreement identified on Schedule 5.14(vi) or
Schedule 5.18, no Insider has, nor does any officer or director of any of the Subsidiaries have, any interest in any property, real or personal, tangible or intangible, used in or pertaining to the businesses engaged in by IMA or any Subsidiary, except for the legal rights of stockholders and except for rights under existing employee benefit plans described in Section 5.16 hereof. Except as set forth on Schedule 5.14(vi) or Schedule 5.18, no Insider owns, nor do any officers of directors of any Subsidiary own, directly or indirectly, any interest in, or is a director, officer or employee of, any business which is a competitor or significant supplier of IMA or any Subsidiary.

     5.19  Insurance.

     As of the date of this Agreement, IMA and its Subsidiaries maintain insurance policies, and bonding arrangements, covering all of their respective assets and properties, and in each case the various occurrences which may arise in connection with the operation of their respective businesses, except those occurrences which, individually or in the aggregate, would not have a Material Adverse Effect. Schedule 5.19 attached hereto accurately summarizes the principal terms of all such policies and bonding arrangements. Such policies and bonding arrangements are in full force and effect, all premiums and other amounts due thereon have been paid, and IMA and the Subsidiaries have complied with the provisions of such policies and bonding arrangements. Such insurance and such bonding arrangements are of comparable amounts and coverage as that which companies engaged in similar businesses would maintain in accordance with good business practice. There are no notices of any pending or threatened terminations or premium increases with respect to any such policies or bonding arrangements, and such policies and bonding arrangements will not be modified as a result of or terminate or lapse by reason of, the transactions contemplated by this Agreement.

     5.20  Intellectual Property.

     Other than the rights of IMA and its Subsidiaries, each as licensee, to the subject matter (herein referred to as the "Insituform Process") under their respective license agreements with Insituform North America Corp., and the rights, of IMA and its Subsidiaries, as licensee, to the subject matter (herein referred to as the "NuPipe Process") under agreements with NuPipe, Inc., set forth in Schedule 5.20 attached hereto is a list and brief description of all of IMA's and each Subsidiary's patents, invention disclosures, registered and common law trademarks, service marks, tradenames, copyrights, licenses and other similar rights and applications for each of the foregoing (together with those rights under license relative to the Insituform Process and the NuPipe Process, hereinafter referred to as the "Intellectual Property"). IMA and its Subsidiaries, respectively, own all right, and title and interest in and to all such Intellectual Property, except as set forth in Schedule 5.20(1)(a) free and clear of all Liens. Neither IMA nor any of its Subsidiaries has, except as set forth in Schedule 5.20, granted any outstanding licenses or other rights, and has no obligations to grant licenses or other rights, under any such Intellectual Property. The Intellectual Property listed in Schedule 5.20, together with those rights under license relative to the Insituform Process and the NuPipe Process, respectively, are all such rights necessary to the operation and the conduct of the business of IMA and its Subsidiaries as currently conducted; no adverse claims have been made, and no dispute has arisen, with respect to any of the said Intellectual Property (including without limitation those under license relative to the Insituform Process and the NuPipe Process, respectively); and the operations of IMA and each Subsidiary and the use by each of the Intellectual Property identified on Schedule 5.20 would not involve infringement or claimed infringement of any patent, trademark, servicemark, tradename, copyright, license or similar right, except for any such infringement which, individually or in the aggregate, would not have a Material Adverse Effect. Without limiting the generality of the foregoing or any other provision contained in this Agreement: the license identified under Schedule 5.20(3)(b) is in full force and effect; no event has occurred, or is alleged to have occurred, which constitutes or with lapse of time or giving of notice or both, would constitute a material default or a basis for a claim of force majeure or other material claim of excusable delay or non-performance by IMA under such license; to the best of the knowledge of IMA, no party to such license other than IMA is in default in any material respect in the performance of any covenant or condition thereunder or has failed in performance thereunder in any material respect by reason of a claim of force majeure or other claim of excusable delay or non-performance thereunder; and the execution and delivery of this Agreement and the consummation of the Merger will not adversely affect or otherwise impair the ability of the Surviving Corporation fully to enjoy the benefits of such license. Except as set forth on Schedule 5.20(3)(a), no license or other right has in any manner been granted by IMA or any of its Subsidiaries which constrains IMA or any Subsidiary from utilizing or commercializing any patent, registered or common law trademark, service name, tradename, copyright, license or other similar right. To the best of the knowledge of IMA, and except as would not have a Material Adverse Effect, neither IMA nor any Subsidiary has suffered any of its trade secrets, know-how or other confidential intellectual or intangible property rights utilized in connection with the Business to enter into the public domain.

     5.21  Disputes and Litigation.

     Except as described in the IMA Form 10-K or as set forth on Schedule 5.21, there is no action, suit, proceeding, or claim, pending or threatened, and no investigation by any court or government or governmental agency or instrumentality, domestic or foreign, pending or threatened, against IMA or any of its Subsidiaries, before any court, government or governmental agency or instrumentality, domestic or foreign, nor is there any outstanding order, writ, judgment, stipulation, injunction, decree, determination, award, or other order of any court or government or governmental agency or instrumentality, domestic or foreign, against IMA or any of its Subsidiaries, except for any such matter which, individually or in the aggregate, would not have a Material Adverse Effect.

     5.22  Licenses; Franchises; Rights.

        (a) Each of IMA and its Subsidiaries has (or has made timely application for) all franchises, licenses, permits and other governmental and non-governmental approvals necessary to enable it to carry on its business as currently conducted, and the employees and agents of IMA and its Subsidiaries also have all such franchises, licenses, permits, governmental and other approvals required of them in carrying out their duties on behalf of IMA and the Subsidiaries, except for such franchises, licenses, permits and other approvals the failure to hold which, individually or in the aggregate, would not have a Material Adverse Effect. All such franchises, licenses, permits, and governmental and other approvals are in full force and effect, there has been no default or breach thereunder, and there is no pending or threatened proceeding under which any may be revoked, terminated or suspended, except insofar as would not, individually or in the aggregate, have a Material Adverse Effect. The execution and delivery of this Agreement, and the consummation of the Merger, will not adversely affect or otherwise impair the ability of the Surviving Corporation fully to enjoy the benefits of any such franchises, licenses, permits or governmental and other approvals. Schedule 5.22 attached hereto identifies each permit, license and other approval required by any national, state, commonwealth, or territorial government (but not by any county, municipality or local authority) to be maintained by IMA or any Subsidiary in order to conduct its current construction operations. Neither IMA nor any Subsidiary has violated, or is alleged to have violated, any law, rule, regulation, judgment, stipulation, injunction, decree, determination, award or other order of any government, or governmental agency or instrumentality, domestic or foreign, binding upon IMA or any Subsidiary which violation, individually or in aggregate, would have a Material Adverse Effect.

        (b) Without limiting the generality of the foregoing, neither IMA nor any Subsidiary: (i) has filed any notice under any Environmental Law (as hereinafter defined) indicating past or present treatment, storage, or disposal of a hazardous waste or reporting a spill or release of a hazardous or toxic waste, substance or constituent, or other substance into the environment, or (ii) has any liability, contingent or otherwise, under any Environmental Law in connection with any release of any hazardous or toxic waste, substance or constituent, or other substance on property, now or formerly owned or leased by IMA or any of its Subsidiaries, which, individually or in the aggregate, would have a Material Adverse Effect. No hazardous materials and no hazardous substances have been generated, treated, stored or disposed of or placed in violation of any Environmental Law on any property owned or leased by IMA or any Subsidiary or on or into any waste disposal site owned or operated by a third party except for violations which, individually or in the aggregate, would not have a Material Adverse Effect.

        (c) For purposes hereof, "Environmental Laws" shall mean any and all federal, state or local laws, statutes, ordinances, rules, regulations, orders, or determinations of any federal, state or local governmental authority pertaining to health or the environment, including with limitations, the federal Clean Air Act, as amended, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, Water Pollution Control Act, as amended, Occupational Safety and Health Act of 1970, as amended, Resource Conservation and Recovery Act of 1976, as amended, Safe Drinking Water Act, as amended, Toxic Substances Control Act, as amended, Superfund Amendments and Reauthorization Act of 1986, as amended, Hazardous Materials Transportation Act, as amended, and all other environmental, conservation or protection laws.

     5.23  Brokers and Finders.

     Neither IMA, nor any Subsidiary, nor any director, officer, agent or employee thereof has employed any broker or finder or has incurred or will incur any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement, except for a fee payable to Wertheim Schroder & Co. pursuant to a financial advisory agreement with IMA, a copy of which agreement and all amendments thereto has been furnished to ITI and Acquisition Sub prior to the date of this Agreement.

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES
                           OF ITI AND ACQUISITION SUB

     ITI and Acquisition Sub hereby, jointly and severally, represent, warrant, and covenant as follows:

     6.1  Incorporation.

     Each of ITI and Acquisition Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power and authority to own or hold under lease the assets and properties which it owns or holds under lease, to conduct its businesses as currently conducted, to perform all its obligations under the agreements to which it is a party, including, without limitation, this Agreement and to consummate the Merger. Each is in good standing in each other jurisdiction wherein the failure so to qualify, individually or in the aggregate, would have a Material Adverse Effect with respect to ITI.

     6.2  Authorization.

     The execution and delivery of this Agreement by each, the performance by each of its covenants and agreements hereunder and the consummation by each of the transactions contemplated hereby have been duly authorized by all necessary corporate action of each, other than the approval of the holders of ITI Common Stock contemplated under Section 7.2 hereof. When executed and delivered by each, this Agreement, shall constitute their valid and legally binding obligations, respectively, enforceable against them in accordance with its terms, except as may be limited by bankruptcy, insolvency, or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     6.3  Conflicts.

     Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any provision of its certificate of incorporation or of its by-laws, as currently in effect (but subject to the adoption of the amendments thereto contemplated by this Agreement), or, subject to approval of this Agreement by the holders of ITI Common Stock contemplated under Section 7.2 hereof and compliance with the regulatory requirements hereinafter specified in this Section 6.3, any law, rule, regulation, writ, judgment, injunction, decree, determination, award, or other order of any court, government or governmental agency or instrumentality, domestic or foreign, binding upon ITI or Acquisition Sub, or, except as set forth on Schedule 6.3 attached hereto and other than any such conflicts, breaches, creation, imposition or termination which would not have a Material Adverse Effect with respect to ITI, conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which it is a party to or by which it or any of its assets and properties are bound. Other than the approval of this Agreement by the holders of ITI Common Stock as contemplated under Section 7.2 hereof and except for compliance with the requirements of the HSR Act, the Securities Act, with respect to the Registration Statement, the securities and blue sky laws of the various states, the Exchange Act, with respect to the Proxy Statement, and except as set forth on Schedule 6.3 and any such consents, approvals, authorizations, filings or registrations with or notices to any such person or entity other than any governmental agency or instrumentality the failure to effectuate which would not have a Material Adverse Effect with respect to ITI, no consents, approvals or authorizations, or filings or registrations with, or notices to, any governmental agency or authority or any other person or entity are required in connection with the execution and delivery of this Agreement by ITI or Acquisition Sub or the consummation by ITI or Acquisition Sub of the transactions contemplated hereby.

     6.4  Capitalization.

     The authorized capital stock of ITI consists of 2,000,000 shares of preferred stock, $.01 par value (hereinafter referred to as "ITI Preferred Stock"), none of which are issued and outstanding, and 25,000,000 shares of ITI Common Stock, of which 14,402,085 shares are issued and outstanding on the date hereof. The shares of ITI Common Stock to be issued to holders of IMA Common Stock in the Merger will, at the Effective Time, and the shares of ITI Common Stock to be issued upon exercise of IMA Options assumed by ITI in accordance with this Agreement will, upon exercise thereof in accordance with the terms thereof, be duly authorized, validly issued and fully paid and non-assessable, issued without violation of the preemptive rights of any person. There are no subscriptions, warrants, options, calls, commitments by or agreements to which ITI is bound on the date hereof relating to the issuance, conversion or purchase of any shares of ITI Common Stock, or any other capital stock of ITI, except as set forth on Schedule 6.4 attached hereto and except for: (x) options granted by ITI pursuant to option plans in effect on the date hereof and options granted to ITI's President, covering an aggregate of 1,167,600 shares of ITI Common Stock on the date hereof, and (y) warrants to purchase an aggregate of 350,877 shares of ITI Common Stock issued contemporaneously with ITI's 8.5% Senior Subordinated Note due July 26, 2002.

     6.5  Securities Filings.

     ITI and each Subsidiary has made all filings with the SEC that it has been required to make under the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder. ITI has provided to IMA a complete and correct copy of all reports, registration statements, final prospectuses, definitive proxy statements and other filings made by ITI or any Subsidiary with the SEC, including all exhibits to such filings, since January 1, 1990 (all such documents that have been filed with the SEC, as amended, hereinafter referred to as the "ITI SEC Documents"), including, without limitation, ITI's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the SEC on March 31, 1995 (together with all documents incorporated therein by reference, hereinafter referred to as the "ITI Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as filed with the SEC on May 15, 1995 (hereinafter referred to as the "ITI Form 10-Q"). The ITI SEC Documents comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and neither the ITI SEC Documents (as of the date of filing with the SEC), nor any information relating to ITI or any of its subsidiaries contained in this Agreement or any schedule hereto, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     6.6  Financial Statements.

        (a) The consolidated financial statements (hereinafter referred to, collectively, as the "ITI Audited Financial Statements") of ITI and its consolidated subsidiaries contained in the ITI Form 10-K in response to "Item 8. Consolidated Financial Statements and Supplementary Data" are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate. The ITI Audited Financial Statements fully and fairly present, in conformity with such principles as so utilized, the consolidated financial position and results of operations and cash flows of ITI and its consolidated subsidiaries, at the dates shown and for the periods therein specified, except as described therein.

        (b) The consolidated financial statements (hereinafter referred to, collectively, as the "ITI Interim Financial Statements") of ITI and its consolidated subsidiaries contained in the ITI Form 10-Q in response to "Item 1. Financial Statements" are true and correct and have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods to which such financial statements relate, except as permitted by Form 10-Q. The ITI Interim Financial Statements fully and fairly present the consolidated financial position and results of operations and cash flows of ITI and its consolidated subsidiaries, at the dates shown and for the periods therein specified, subject to normal year-end adjustments in accordance with generally accepted accounting principles and except as described therein.

     6.7  Absence of Undisclosed Liabilities.

     Except to the extent disclosed in the ITI Form 10-K or the ITI Form 10-Q (in each case without reference to the exhibits thereto) or incurred after December 31, 1994 in the ordinary course of business and consistent with past practice, neither ITI, nor any of its subsidiaries has any liabilities, whether accrued, absolute, contingent, or otherwise, whether due or to become due and whether the amount thereof is readily ascertainable or not, other than liabilities which, individually or in the aggregate, would not have a Material Adverse Effect, or any unrealized or anticipated losses from any unfavorable commitments or sales of products, other than those which, individually or in the aggregate, would not have a Material Adverse Effect with respect to ITI, in each case under this Section 6.7 except as set forth in Schedule 6.7.

     6.8  Absence of Certain Changes.

     Except as set forth in Schedule 6.8:(i) subsequent to December 31, 1994 and except as disclosed in the ITI Form 10-K or the ITI Form 10-Q, neither ITI nor any subsidiary has suffered any Material Adverse Effect with respect to ITI; and
(ii) since December 31, 1994 and except as disclosed in the ITI Form 10-K or the ITI Form 10-Q, there has been no condition, development or contingency which, so far as reasonably may be foreseen, may, individually or in the aggregate, have a Material Adverse Effect with respect to ITI.

     6.9  Pooling.

     As of the date hereof, there has not been any action taken by ITI or any subsidiaries or affiliates under Rule 1-02 of Regulation S-X of the SEC that would prevent the Merger from being accounted for as a pooling-of-interests. Contemporaneously with the execution and delivery of this Agreement, ITI has delivered to IMA an executed letter agreement, substantially in the form of Exhibit B attached hereto (together with such changes therein as may reasonably have been requested by IMA or ITI, such reasonableness to be determined in good faith by BDO Seidman), from each such affiliate.

     6.10  Interests of Insiders.

     Except as disclosed in the ITI Form 10-K (including the amendments thereto and Schedule 6.10 attached hereto), as of the date hereof no officer or director of ITI, nor any stockholder beneficially owning

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

(within the meaning of Section 13(d) of the Exchange Act) more than 5% of the outstanding shares of ITI Common Stock, has, nor does any officer or director of any of ITI's subsidiaries have, any interest in any property, real or personal, tangible or intangible, used in or pertaining to the businesses engaged in by ITI or any subsidiary of ITI, except for the legal rights of stockholders and except for rights under existing employee benefit plans. As of the date hereof, no such party owns, directly or indirectly, any interest in, or is a director, officer or employee of, any business which is a competitor or significant supplier of ITI or any of its subsidiaries.

     6.11  Disputes and Litigation.

     Except as described in the ITI Form 10-K or the ITI Form 10-Q or as set forth in Schedule 6.11, there is no action, suit, proceeding, or claim, pending or threatened, and no investigation by any court or government or governmental agency or instrumentality, domestic or foreign, pending or threatened, against ITI or any of its subsidiaries, before any court, government or governmental agency or instrumentality, domestic or foreign, nor is there any outstanding order, writ, judgment, stipulation, injunction, decree, determination, award, or other order of any court or government or governmental agency or instrumentality, domestic or foreign, against ITI, except for any such matter which, individually or in the aggregate, would not have a Material Adverse Effect with respect to ITI.

     6.12  Brokers or Finders.

     Neither ITI nor Acquisition Sub, nor any director, officer, agent or employee thereof, has employed any broker or finder or has incurred or will incur any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement, except for a fee payable to Merrill Lynch & Co. pursuant to a financial advisory agreement with ITI, a copy of which agreement and all amendments thereto have been furnished to IMA prior to the date of this Agreement.

                                  ARTICLE VII

                               CERTAIN COVENANTS

     7.1  IMA Stockholders' Meeting.

     IMA, acting through its Board of Directors, shall take all action necessary in accordance with applicable law and its certificate of incorporation and by-laws, to convene as promptly as practicable a special meeting of the holders of shares of IMA Common Stock, to vote upon this Agreement, the Merger and the transactions contemplated hereby, and shall include in the Joint Proxy Statement the recommendation (subject to the fiduciary duty of the Board of Directors under applicable law) of its Board of Directors that the holders of the shares of IMA Common Stock vote in favor of the adoption and approval of this Agreement, the Merger and the transactions contemplated hereby. IMA shall use its best efforts to solicit from such stockholders proxies in favor of such adoption and approval and shall take all other action necessary or, in the reasonable opinion of ITI, helpful to secure a favorable vote for the purpose of voting on and approving this Agreement, the Merger and the transactions contemplated hereby. IMA shall adjourn such stockholders' meeting to a later date, at the reasonable request of ITI, if (i) the requisite vote of holders of the shares of IMA Common Stock has not been obtained; or (ii) ITI shall otherwise request an adjournment in order to attempt to increase the percentage of the vote in favor of the foregoing.

     7.2  ITI Stockholders' Meeting.

     ITI, acting through its Board of Directors, shall take all action necessary, in accordance with applicable law and its certificate of incorporation and by-laws, to convene as promptly as practicable an annual or special meeting of the holders of shares of ITI Common Stock, to vote upon this Agreement, the issuance of ITI Common Stock in the Merger and the transactions contemplated hereby, including, without limitation, an amendment to its certificate of incorporation so as to increase the authorized number of shares of ITI Class A Common Stock, and to modify provisions relating to its board of directors, as set forth under Section 9.3 hereof, and shall include in the Joint Proxy Statement the recommendation (subject to the fiduciary duty of the Board of Directors under applicable law) of its Board of Directors that the holders of ITI Common Stock vote in favor of such Agreement, issuance and transactions. ITI shall use its best efforts to solicit from such stockholders proxies in favor of such matters and shall take all other action necessary to secure a favorable vote.

     7.3  ITI Board of Directors.

     ITI shall take such action as may be necessary so that the ITI Board of Directors will be expanded as of the Effective Time and pursuant to ITI's certificate of incorporation, amended as contemplated under Section 9.3 hereof, and ITI's by-laws, amended as contemplated by Section 9.4 hereof, to include the following persons: William Gorham, Alvin J. Siteman, Silas Spengler and Sheldon Weinig, for a one-year term expiring in 1996 (hereinafter referred to as "Class I Directors"); Robert W. Affholder, Paul A. Biddelman, Douglas K. Chick and Steven Roth, for a two-year term expiring in 1997 (hereinafter referred to as "Class II Directors"); and Brian Chandler, Jerome Kalishman, James D. Krugman, Jean-Paul Richard and Russell B. Wight, Jr., for a three-year term expiring in 1998 (hereinafter referred to as "Class III Directors"). Other than Mr. Richard, the directors shall be grouped as follows: (i) Messrs. Biddelman, Chandler, Chick, Krugman and Spengler shall be referred to as the "INA Group"; (ii) Messrs. Gorham, Roth, Weinig and Wight shall be referred to as the "IGL Group"; and Messrs. Affholder, Kalishman and Siteman shall be referred to as the "IMA Group" (each of the INA Group, the IGL Group and the IMA Group, hereinafter referred to as a "Group"). During the period from the Effective Time until December 9, 1998 (hereinafter referred to as the "Term"), ITI shall nominate and recommend for re-election to the ITI Board of Directors, upon expiration of their terms, the Class I Directors, the Class II Directors and the Class III Directors. If during the Term any director resigns or is unable to serve for any reason, such vacancy shall be filled with a designee chosen by the remaining members of that director's Group and thereafter ITI shall nominate and recommend such designee for election to the ITI Board of Directors as provided in the previous sentence. The provisions of this paragraph (a) shall be deemed to restate and amend, and supersede, the provisions of Section 7.3 of the Agreement dated as of July 3, 1992 among ITI, INA Acquisition Corp. and Insituform Group Limited.

     7.4  ITI Officers.

     ITI shall take such action as may be necessary so that Jerome Kalishman shall be appointed to the office of Vice Chairman of the Board of ITI at the Effective Time in accordance with and subject to the provisions of the by-laws of ITI, amended as contemplated under Section 9.4 hereof.

     7.5  Registration Statement; Proxy Statement.

        (a) ITI shall (i) prepare and file with the SEC as soon as reasonably practicable a Registration Statement on Form S-4 (or another appropriate form) under the Securities Act (herein referred to as the "Registration Statement"), and preliminary joint proxy materials which comply as to form with the requirements of the Exchange Act, with respect to the transactions contemplated by this Agreement, (ii) use its best efforts to have the Registration Statement declared effective by the SEC under the Securities Act and the preliminary joint proxy materials cleared by the SEC under the Exchange Act as promptly as practicable, and (iii) take all such action as may be required under state blue sky or securities laws in connection with the transactions contemplated by this Agreement. IMA will promptly furnish ITI with all information (and shall update such information) concerning IMA and its Subsidiaries, and their respective businesses and affairs and IMA's designees to the ITI Board of Directors, including, without limitation, financial statements, financial statement schedules, and pro forma financial statements and information, which, in the reasonable judgment of ITI or its counsel, may be required or appropriate for inclusion in the Registration Statement, and shall cooperate with and assist ITI in the preparation of all such materials.

        (b) Promptly after the Registration Statement (including the definitive joint proxy material contained therein (herein referred to as the "Joint Proxy Statement")) becomes effective, IMA and ITI shall cause the Joint Proxy Statement to be mailed to their respective stockholders and, if necessary, after the Joint Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. Neither IMA nor ITI shall use any proxy material in connection with the meetings of their respective stockholders hereinabove referred without the prior approval of the other parties hereto, which approval shall not be unreasonably withheld.

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

        (c) IMA and ITI each represents and warrants to the other that at the time the Registration Statement and any post-effective amendment thereto becomes effective, and the Joint Proxy Statement and any other related proxy soliciting material filed with the SEC is cleared, and at all times subsequent thereto up to and including the Effective Time, none of the information set forth therein with respect to (in the case of IMA), IMA, its directors, officers, stockholders or any Subsidiary or (in the case of ITI) ITI, its directors, officers, stockholders or any of its subsidiaries will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (d) IMA shall cause to be delivered to ITI (i) a letter of KPMG Peat Marwick LLP, IMA's independent auditors, and (ii) a letter of Deloitte & Touche, Enviroq's independent auditors, each dated within two business days before the date as of which the Registration Statement becomes effective and addressed to ITI, in form and substance reasonably satisfactory to ITI, to the effect set forth on, respectively, Exhibit C-1 and Exhibit C-2 hereto.

        (e) ITI shall cause to be delivered to IMA a letter of BDO Seidman, ITI's independent auditors, dated within two business days before the date as of which the Registration Statement becomes effective and addressed to IMA, in form and substance reasonably satisfactory to IMA, to the effect set forth on Exhibit D hereto.

     7.6  HSR Act; Other Governmental and Judicial Filings.

     As soon as practicable after the date hereof, IMA, ITI and Acquisition Sub will cooperate in the preparation and filing of all materials necessary or desirable to obtain the approval of the transactions contemplated hereby or the disclaimer of jurisdiction with respect thereto by any regulatory body or other governmental or judicial authority that has jurisdiction over the transactions contemplated hereby, including, without limitation, all filings, with the Federal Trade Commission and the U.S. Department of Justice required under the HSR Act.

     7.7  Conduct of Business of IMA.

     IMA covenants and agrees that, except as consented to in writing by ITI, from and after the date of this Agreement and until the Effective Time, IMA and each Subsidiary shall:

        (a) Make no purchase, sale, or lease in respect of, nor introduce any method of management or operation in respect of, its business or its assets and properties, except in a manner consistent with prior practice and as set forth in IMA's capital expenditure budget previously provided to ITI and except as set forth in Schedule 7.7(1).

        (b) Maintain, preserve, and in no way further encumber its assets and properties other than in the ordinary course of business consistent with past practice after the date hereof, and not enter into any agreement to effectuate the foregoing after the Effective Time.

        (c) Use its best efforts: (i) to preserve its present business organization intact, (ii) to keep available the services of the present employees assigned to it, and (iii) to preserve its present relationships with entities or persons having business dealings with IMA or any of the Subsidiaries, in each case except insofar as would not have a Material Adverse Effect.

        (d) Maintain its books and records in accordance with good business practices, on a basis consistent with prior practice.

        (e) Comply in all material respects with all laws, rules, regulations, writs, statutes, ordinance, judgments, injunctions, decrees, determinations, awards, and other orders of every court, government and governmental agency and instrumentality, domestic or foreign, applicable to it and to the conduct of its business and perform in all material respects all its obligations without default.

        (f) Not incur, or agree to incur, any indebtedness for money borrowed, except in the ordinary course of business under its line of credit dated February 14, 1995 among IMA, The Boatmen's National Bank of St. Louis and Mark Twain Bank, subtracting therefrom the amount of $8.6 million set forth on the foregoing budget and intended for use in the development referenced in Paragraph (q) of this Section 7.7, but adding thereto amounts utilized for such development to the extent permitted by said Paragraph (q); or issue any bond, debenture, note, or similar obligation, or any guarantee any obligation of any person or entity, except for guarantees of construction performance bonds in the ordinary course of business.

        (g) Not mortgage, pledge, or subject to Lien any of its assets and properties, other than encumbrances in existence on the date hereof.

        (h) Not make any loans, advances or contributions to, or investments in, or guarantees of, any other person (other than a wholly-owned subsidiary and other than short-term investments in the ordinary course of business in obligations of the United States of America for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or certificates of deposit issued by a commercial bank or banks having at least $100,000,000 in individual capital and surplus, and other than foreign currency hedging transactions in the ordinary course of business consistent with past practice); and without limiting the generality of the foregoing, not acquire any shares of ITI Common Stock.

        (i) Maintain and pay all premiums with respect to all policies of insurance relating to its business, and its assets and properties, as are presently held in its name and timely renew all such policies or substitute substantially similar coverage therefor.

        (j) Not make any change adverse to it in any material respect in the terms of any IMA Agreement (nor, without the prior review thereof and consent thereto of ITI, which consent shall not unreasonably be withheld, enter into definitive arrangements implementing the matters described under Item (5) of
Schedule 5.5), nor approve, amend or modify any IMA Agreement to which an Insider is a party.

        (k) Not make any capital expenditure (including, without limitation expenditures for property, plant and equipment) or appropriations or commitments with respect thereto, except (subject to the provisions of Paragraph (q) of this Section 7.7) to the extent of the total dollar amount and, to the extent indicated therein, at the times set forth in IMA's capital expenditure budget which has been previously furnished to ITI.

        (l) Not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets outside the ordinary course of business consistent with past practice; or consummate or implement the transactions contemplated by Items (2)(b) and (c) of Schedule 5.5, or by Items
(ix)(3) and (4) of Schedule 5.14, in each case without prior review and approval of the terms thereof by ITI, which approval shall not unreasonably be withheld.

        (m) Not take any action described in Section 5.9(d) hereof except as set forth in Schedule 7.7(2), nor amend, modify, supplement, or in any way change in any material respect any plan or arrangement established for the benefit of its employees.

        (n) Not enter into any license or sublicense agreement or other arrangement conferring any rights to utilize any Intellectual Property the rights to which are held by IMA or any Subsidiary.

        (o) Not settle or compromise any litigation involving the payment of, or an agreement to pay over time an amount in cash, notes, or other property, except that IMA may in good faith obtain the release of any and all claims and potential claims described under Item (3) of Schedule 5.21 in exchange for a settlement not in excess of $400,000 without the consent of ITI, and, if in excess of such amount, with the consent of ITI, which consent shall not unreasonably be withheld; and except that IMA may in good faith obtain the release of any and all claims and potential claims described under Item (5) of
Schedule 5.21 in exchange for a settlement not in excess of $750,000 without the consent of ITI, and, if in excess of such amount with the consent of ITI, which consent shall not unreasonably be withheld.

        (p) Not pay, discharge or satisfy claims, liabilities or obligations (absolute, accrued, contingent or otherwise and whether due or to become due) which involve payments or commitments to make payments exceeding $100,000 in the aggregate, other than (A) liabilities or obligations incurred in the ordinary course of business and consistent with past practice, and (B) scheduled repayments of current portions of and interest on long term indebtedness or repayments under existing revolving credit agreements.

        (q) Notwithstanding any other provision contained in this Agreement, or the schedules hereto, to the contrary, not take any action in furtherance of the utilization for commercial purposes of the development contemplated by Item (1) of Schedule 5.8 (and Items (e)(2) of Schedule 5.9 and (i)(10) of Schedule 5.14), nor acquire nor install any equipment or machinery on any such property, nor take any action in furtherance of any loan arrangements contemplated by said schedules, without the prior consent of ITI in each case; it being understood and agreed that, without the consent of ITI: (i) IMA shall be permitted to complete construction of such facility in accordance with the plans contemplated by the capital expenditure budget referenced in Section 7.7(f) without the contemplated tower and manufacturing equipment (and subject to the provisions regarding financing hereinabove set forth); and (ii) IMA shall be permitted to acquire (but not install) manufacturing equipment which it has ordered prior to the date hereof.

        (r) Take any action or fail to take any action which would result in any breach of any of its representations, warranties or covenants contained herein.

     7.8  IMA Capitalization.

     Except as consented to in writing by ITI, from and after the date of this Agreement and until the Effective Time:

        (a) No change shall be made or proposed in the certificate of incorporation or by-laws, or (subject to Section 7.7(l)) partnership or joint venture agreement, or any other organic instrument of IMA or of any Subsidiary.

        (b) Neither IMA nor any Subsidiary shall: (i) issue, grant, sell or encumber any shares of its capital stock, (ii) issue, grant, sell or encumber any security, option, warrant, put, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the acquisition, issuance, sale, pledge or other disposition of any shares of capital stock or other equity interests of IMA or any Subsidiary (other than pursuant to the arrangements described under Item (5) of Schedule 5.5 or under item (1) of Schedule 7.8), (iii) enter into any agreement, commitment or understanding calling for any transaction referred to in clause (i) or (ii) of this Paragraph (b), or (iv) make any other changes in its equity capital structure except, in all such cases under this Paragraph (b), for the issuance of shares of IMA Common Stock upon exercise of the IMA Options, and conversion of shares of IMA Class B Common Stock, which are outstanding prior to the execution and delivery of this Agreement and pursuant to the present terms thereof and except for the issuance by a Subsidiary of shares to IMA or to a wholly-owned Subsidiary.

        (c) Neither IMA nor any Subsidiary shall split, combine or reclassify any shares of its capital stock, or (other than as set forth under item (2) of Schedule 7.8) declare, set aside or pay any dividend or other distribution (whether in cash, stock, securities, indebtedness, rights or property or any combination thereof) in respect of any shares of its capital stock or other equity interests, or redeem or otherwise acquire any shares of the capital stock or other equity interests.

     7.9  Interim Financial Statements; Audited Enviroq Statements.

        (a) IMA shall deliver to ITI all regularly prepared audited and unaudited consolidated and consolidating financial statements of IMA and its Subsidiaries, respectively, prepared after the date of this Agreement, in the format historically published or utilized internally, as the case may be, and any financial statements prepared for filing with the SEC, as soon as each is available. Without limiting the provisions of Section 7.7(l), the financial statements delivered by IMA to ITI shall include pro forma financial statements or information prepared to illustrate any merger or acquisition occurring subsequent to the most recent financial statement delivered before the Effective Time.

        (b) To the extent not furnished pursuant to Paragraph (a) immediately preceding, within 30 days after the end of each calendar month after the date of this Agreement, IMA will deliver to ITI unaudited consolidated statements of income for such calendar month and the corresponding calendar month of the preceding fiscal year. All such financial statements shall be true and correct and prepared in accordance with generally accepted accounting principles consistently applied and shall fully and fairly present, in conformity with such principles as so utilized, the consolidated financial position, results of operations and cash flows of IMA and its consolidated subsidiaries as at the date or for the periods indicated (and shall be accompanied by a certificate of the chief financial or accounting officer of IMA to such effect), except as otherwise indicated in such statements and subject to normal and recurring year-end audit adjustments which would not, individually or in the aggregate, have a Material Adverse Effect. All unaudited financial statements delivered pursuant to this Paragraph (b) shall be prepared on a basis consistent with the IMA Interim Financial Statements.

        (c) IMA shall prepare or cause the preparation of the consolidated financial statements and financial statement schedules of Enviroq and its subsidiaries as of March 25, 1995 and March 26, 1994 and for the years ended, respectively, March 25, 1995, March 26, 1994 and March 27, 1993, as required to be filed by IMA pursuant to Form 8-K promulgated by the SEC in connection with the consummation of the transactions under the agreement dated November 2, 1994 entered into by IMA and Enviroq among other parties. Such financial statements and schedules shall be true and correct and prepared in accordance with generally accepted accounting principles consistently applied and shall fully and fairly present, in conformity with such principles as so utilized, the consolidated financial position, results of operations and cash flows of Enviroq and its consolidated subsidiaries as of the dates and for the periods indicated. As promptly as practicable after the date hereof, IMA shall deliver to ITI such financial statements and related financial statement schedules, together with the audit reports of Deloitte & Touche with respect thereto. IMA shall furnish ITI with access to all computations, calculations and determinations made in preparing such financial statements and schedules and shall consult with ITI and its auditors in the completion of such financial statements and schedules.

     7.10  Conduct of Business of ITI; ITI Capitalization.

        (a) ITI covenants and agrees that, except as set forth on Schedule 7.10 attached hereto or consented to in writing by IMA, from and after the date of this Agreement and until the Effective Time, ITI and each subsidiary shall:

               (i) Make no purchase, sale, or lease in respect of, nor introduce any method of management or operation in respect of, its business or its assets and properties, except in a manner in all material respects consistent with prior practice.

               (ii) Use its best efforts: (x) to preserve its present business organization intact, and (y) to preserve its present relationships with entities or persons having business dealings with ITI or any of its subsidiaries, in each case except insofar as would not have a Material Adverse Effect with respect to ITI.

               (iii) Maintain its books and records in accordance with good business practices, on a basis consistent with prior practice.

               (iv) Maintain in all material respects the current character of the business of ITI and its subsidiaries, taken as a whole, other than as contemplated under this Agreement and not enter into any agreement to effectuate the foregoing after the Effective Time.

        (b) ITI shall not other than as set forth on Schedule 7.10, (i) issue, grant, sell or encumber any shares of its capital stock, (ii) issue, grant, sell or encumber any security, option, warrant, put, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the acquisition, issuance, sale, pledge or other disposition of any shares of capital stock of ITI, (iii) enter into any agreement, commitment or understanding calling for any transaction referred to in clause (i) or (ii) of this Paragraph (b) or (iv) make any other changes in its equity capital structure, except, in all such cases under this Paragraph (b), for (1) issuances or grants of options to purchase shares of ITI Common Stock pursuant to any option plan of ITI in effect on the date of this Agreement or pursuant to any options or warrants outstanding on the date of this Agreement or set forth on
Schedule 7.10, and (2) any transaction or transactions relating directly or indirectly (through issuance, grant or sale of rights, warrants, options or otherwise) to the issuance of up to an aggregate number of shares of ITI Common Stock which would not, without reference to any transaction or transactions, or issuance, prior to the date of this Agreement, or any transaction or transactions described under clause (1) immediately preceding, require the filing of a Report on Form 10-C under the rules of the SEC.

        (c)  Except as consented to in writing by IMA or as set forth on
Schedule 7.10, ITI shall not split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in case, stock, securities, indebtedness, rights or property or any combination thereof) in respect of any shares of its capital stock or other equity interests, or redeem or otherwise acquire any shares of its capital stock or other equity interests.

        (d) ITI shall deliver prior communication to IMA of any agreement proposed to be entered into after the date hereof with any beneficial owner (as defined pursuant to Section 13(d) of the Exchange Act) of more than 5% of the outstanding shares of ITI Common Stock, in each case other than the matters set forth on Schedule 7.10.

     7.11  Due Diligence; SEC Filings.

        (a) IMA shall afford ITI and its officers, employees, accountants, counsel and other authorized representatives reasonable access, during ordinary business hours, to its plants, properties, books and records, and those of its Subsidiaries, and shall use its best efforts to cause its representatives to, furnish to ITI such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as ITI may from time to time reasonably request. IMA shall furnish ITI with copies of all filings with the SEC by it or any Subsidiary subsequent to the date hereof, which shall be prepared in all material respects in accordance with the rules and regulations promulgated by the SEC if any such filings are made prior to the Effective Time.

        (b) ITI shall provide IMA and its officers, employees, accountants, counsel and other authorized representatives such information concerning ITI and its subsidiaries as may be reasonably necessary for IMA to ascertain the accuracy and completeness of the information furnished by ITI for inclusion in the Registration Statement and to verify the warranties and covenants of ITI herein contained. ITI shall furnish IMA with copies of all filings with the SEC subsequent to the date hereof, which shall be prepared in all material respects in accordance with the rules and regulations promulgated by the SEC if any such filings are made prior to the Effective Time.

        (c) All information provided to ITI or its representatives by or on behalf of IMA or any Subsidiary, or to IMA or its representatives by or on behalf of ITI or any subsidiary of ITI, before or after the date of this Agreement in connection with the transactions contemplated by this Agreement shall, notwithstanding the absence of any other specific reference thereto, be governed by the Confidentiality Agreement dated June 30, 1994, as amended (hereinafter referred to as the "Confidentiality Agreement") executed by ITI and IMA.

     7.12  Notification of Certain Matters.

        (a) Between the date hereof and the Effective Time, each party will give prompt notice in writing to the other parties, of: (i) the occurrence, or failure to occur, of any event, which occurrence or failure would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect from the date hereof to the Effective Time, (ii) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, (iii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement, (iv) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against the notifying party or any subsidiary or relating to or involving or otherwise affecting the notifying party or which relate to the consummation of the transactions contemplated by this Agreement, and (v) any material failure of the notifying party or any officer, director, employee or agent thereof to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

        (b) IMA will (i) confer on a regular and frequent basis with one or more designated representatives of ITI to report operational matters and to report the general status of ongoing operations, and (ii) notify ITI of any emergency or other change in the normal course of business or in the operation of the properties of IMA or any Subsidiary and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or adjudicatory proceedings involving any property of IMA or any Subsidiary, and will keep ITI fully informed of such events and permit ITI's representatives access to all materials prepared in connection therewith. ITI will notify IMA of any emergency or other change in the normal course of business, or in the operation of the properties of ITI or any subsidiary, and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or adjudicatory proceedings involving any property of ITI or any subsidiary, in each case if such event would, individually or in the aggregate, have a Material Adverse Effect with respect to ITI, and will keep IMA fully informed of such events.

        (c) The giving of any such notice under this Section 7.12 shall in no way change or modify the representations and warranties or the conditions to any party's obligations contained herein or otherwise affect the remedies available to any party hereunder.

     7.13  Accounting and Tax Treatment.

     Each of the parties undertakes and agrees to use its best efforts to cause the transactions contemplated by this Agreement and the Merger to qualify for pooling-of-interests accounting treatment under generally accepted accounting principles. None of the parties will take a position on their respective tax returns or elsewhere, nor take any action or fail to take any action, that is or would be inconsistent with the treatment of the transactions contemplated by this Agreement and the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code unless counsel to the party taking the inconsistent position shall have advised such party that there is no basis for the party to do otherwise.

     7.14  Forbearance.

     IMA agrees that, from and after the date hereof and until the Effective Time, it shall not, and shall not permit any Subsidiary, or any officers, directors, employees, agents or representatives of IMA or of any Subsidiary to, directly or indirectly, initiate, solicit or encourage discussions, inquiries or proposals, or participate in any negotiation or discussion for the purpose or with the intention of leading to any proposal, concerning any merger, consolidation or other business combination involving IMA or any Subsidiary or any acquisition of any equity interest in IMA or any Subsidiary, or a material portion of the assets of, IMA and its Subsidiaries, taken as a whole, or any similar transaction, or effectuate any such transaction, in each case, except for the Merger. Notwithstanding the foregoing, IMA may furnish information concerning its business, properties or assets, and may engage in negotiations and discussions in connection with such a transaction, if the Board of Directors of IMA, based on the written opinion of counsel reasonably satisfactory to IMA, determines that the exercise of its fiduciary responsibilities requires that such information be furnished or such negotiations be commenced. IMA shall notify ITI immediately of any such inquiry (including the terms thereof and the person making such inquiry) which it may receive in respect of any possible such transaction.

     7.15  Restructuring Transactions.

     Following the receipt of the approvals by IMA and ITI stockholders contemplated by Sections 7.1 and 7.2, respectively, IMA shall effect restructurings of IMA's Subsidiaries and transfers of the assets and liabilities of IMA and its Subsidiaries that are requested by ITI; provided that, if so requested by IMA in connection with any particular transaction, ITI shall agree, on a basis reasonably satisfactory to IMA, to indemnify IMA and its Subsidiaries against any out-of-pocket costs and tax liabilities, arising out of such transaction if the transactions contemplated by this Agreement are not consummated. No such restructuring or other transfer of assets or liabilities shall be undertaken if such restructuring or transfer would, in the reasonable judgment of Messrs. Thompson & Mitchell (as reasonably concurred with by Messrs. Krugman, Chapnick & Grimshaw), impede in any material respect Messrs. Thompson & Mitchell's ability to render the tax opinion described in Section 9.9.

     7.16  Indemnification.

     From and after the Effective Time, ITI and the Surviving Corporation shall, to the extent permitted by the GCL and other law, honor all obligations of IMA pursuant to Section 8(b) of IMA's certificate of incorporation, Article IX of its by-laws, and those indemnification agreements with directors set forth on
Schedule 5.14, in each case in effect on the date hereof, which provide for indemnification of officers and directors of IMA with respect to events occurring prior to the Effective Time; it being acknowledged and agreed that no such provisions shall obligate ITI to procure or maintain any insurance coverage.

     7.17  Registration Rights.

        (a) Prior to the mailing of the Joint Proxy Statement, ITI will use its best efforts to enter into a registration rights agreement (hereinafter referred to as the "Registration Rights Agreement") with each person who signs an Affiliate Agreement (as hereinafter defined), other than those who, immediately following the consummation of the Merger, would own less than 1% of the outstanding shares of ITI Common Stock (hereinafter referred to, individually, as a "Stockholder" and, collectively, as the "Stockholders").

        (b) The Registration Rights Agreement will provide for the following registration rights and other provisions substantially similar to those provisions contained in the Registration Rights Agreement dated October 19, 1992 (hereinafter referred to as the "Prior Registration Rights Agreement") among ITI, Interstate Properties and the Ringwood Group named therein, and will become effective on the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated:

               (i) Demand Registration. A Stockholder may make a written request for registration under the Securities Act (hereinafter referred to as a "Demand Registration") of all or part of the shares of ITI Common Stock that it or its Affiliates beneficially own (hereinafter referred to as the "Registrable Securities"); provided, that ITI shall not be obligated
     (i) to effect more than one Demand Registration for each Stockholder and its Affiliates unless ITI qualifies and is entitled to use a Registration Statement on Form S-3 (in which case such Stockholder shall be entitled to a total of three Demand Registrations), (ii) to effect a Demand Registration for less than 500,000 shares of ITI Common Stock, (iii) to effect a Demand Registration if such written request is given after the sixth anniversary of the consummation of the Merger, (iv) to effect a Demand Registration for any Registrable Securities if, in the written opinion of counsel to ITI, such Registrable Securities could, within three months of the date of a Stockholder's request but based on the facts and circumstances known at the date of such request, be publicly offered and sold without registration under the Securities Act (and such Stockholder shall provide such information as counsel to ITI shall reasonably request in connection with such opinion) or (v) to effect a Demand Registration in any other circumstances exempted from such requirement pursuant to the Prior Registration Rights Agreement. Such request will specify the number of shares of Registrable Securities proposed to be sold and will also specify the intended method of disposition thereof. A registration will not count as a Demand Registration until it has become effective.

               (ii) Incidental Registration. If ITI proposes to file a registration statement under the Securities Act (other than a Registration Statement on Form S-4 of Form S-8) relating to an underwritten public offering of shares of ITI Common Stock to be offered for its own account or the account of others at any time prior to the sixth anniversary of the consummation of the Merger, and if the managing underwriter for such proposed offering advises ITI that the inclusion of some or all of the Registrable Securities in such registration statement would not interfere with the successful marketing of ITI Common Stock, ITI shall (i) provide written notice of the proposed offering to the Stockholders, setting forth a description of the intended method of distribution, and (ii) use its best efforts to register pursuant to such registration statement (hereinafter referred to as an "Incidental Registration") such number of Registrable Securities as shall be specified in a written request by each Stockholder made within 20 days after such written notice from ITI, subject to such limits as may have been set by ITI's Board of Directors or the managing underwriter on the number of Registrable Securities which may be included in the proposed offering; provided, however, that, for purposes of this sentence, the use by ITI of its "best efforts" shall not require any reduction in the amount or sale price of the securities it proposes to distribute for its own account. ITI shall not be obligated to effect an Incidental Registration for any Registrable Securities (x) if in the written opinion of counsel to ITI, such Registrable Securities could, within three months of the date of a Stockholder's request but based on the facts and circumstances known at the date of such request, be publicly offered and sold without registration under the Securities Act (and the Stockholder shall provide such information as counsel to ITI shall reasonably request in connection with such opinion) or (y) in any other circumstances exempted from such requirement pursuant to the Prior Registration Rights Agreement.

     7.18  Additional Agreements.

     Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with one another and use its best efforts to complete in a timely manner the transactions contemplated by this Agreement, including (i) using its best efforts to comply with any and all applicable rules and regulations, and to send all notices to, make all declarations, filings and registrations with, and obtain all consents, authorizations, approvals and waivers from third parties and governmental and regulatory bodies required to consummate the transactions contemplated hereby or comply with any and all applicable rules and regulations governing such transactions, and (ii) furnishing the other parties with all information necessary or advisable for the matters referred to in Sections 7.5 and 7.6 hereof and any other statements or applications made by or on behalf of any party to any governmental or regulatory body in connection with the transactions contemplated by this Agreement.

                                  ARTICLE VIII

                                   PUBLICITY

     8.1  Publicity.

     None of the parties hereto shall, nor shall any such party cause or allow any affiliate, directly or indirectly, to issue any press release or otherwise make any public announcement or statement with respect to the matters contemplated hereby without the prior approval of all parties (which consent shall not be unreasonably withheld); provided that nothing herein shall prohibit any party hereto or any of their affiliates from making any announcement or disclosure required to be made by it or them under applicable law if it or its affiliates determines in good faith that it is appropriate to do so and, if practicable, gives prior notice to the other parties hereto of such determination.

                                   ARTICLE IX

                           CONDITIONS TO OBLIGATIONS
                                 OF EACH PARTY

     The obligations of each of ITI, Acquisition Sub and IMA to consummate the Merger and the Closing are subject to the following conditions precedent, any or all of which may be waived by such party at its sole discretion:

     9.1  Hart-Scott-Rodino Antitrust Improvements Act.

     The waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated hereby required under the HSR Act shall have expired or been terminated.

     9.2  Merger Approval.

     This Agreement, the Merger and the transactions contemplated hereby shall have been duly approved and adopted by the requisite vote of the respective stockholders of ITI and IMA in accordance with applicable law and the rules promulgated by the National Association of Securities Dealers, Inc.

     9.3  Amendments to ITI's Certificate of Incorporation.

     The amendments to ITI's certificate of incorporation which are contemplated by Section 7.2, in the respective forms thereof attached hereto as Exhibit E-1 and Exhibit E-2 shall have been approved by the requisite vote of ITI stockholders entitled to vote thereon and duly filed in accordance with the requirements of the GCL.

     9.4  Amendments to ITI's By-Laws.

     The amendments to ITI's by-laws in the form thereof attached hereto as Exhibit F shall have been adopted by the Board of Directors of ITI.

     9.5  Effectiveness of Registration Statement.

     Prior to the first date on which the Joint Proxy Statement is mailed to stockholders, the SEC shall have declared the Registration Statement effective and, at or prior to the time required, any required approvals of state securities administrators shall have been obtained. At the Closing and the Effective Time, the Registration Statement shall be effective and no stop order suspending the effectiveness of the Registration Statement or similar restraining order shall have been threatened or initiated by the SEC or any state or foreign securities administrator.

     9.6  Pooling-of-Interests.

     ITI shall have received an opinion from BDO Seidman, dated the Closing Date, in form and substance reasonably satisfactory to ITI and to IMA, to the effect that the transactions contemplated by this Agreement and the Merger will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles.

     9.7  Conversion of IMA Class B Common Stock.

     At or prior to the Effective Time, all of the shares of IMA Class B Common Stock issued and outstanding immediately prior to the Effective Time shall have been converted into shares of IMA Class A Common Stock on a share for share basis in accordance with IMA's certificate of incorporation, as currently in effect; and, in furtherance thereof, each holder of shares of IMA Class B Common Stock shall have executed and delivered to ITI and IMA a letter in the form of Exhibit G attached hereto (together with such changes therein as may reasonably be requested by ITI).

     9.8  No Prohibition on Consummation.

     No order, stay, judgment, injunction or decree shall have been issued and be in effect by any court restraining or prohibiting the consummation of the transactions contemplated hereby. No statute, rule or regulation shall have been promulgated or enacted by any foreign or United States federal or state government, governmental authority or governmental agency, which would prevent or make illegal the consummation of the transactions contemplated hereby, including the Merger.

     9.9  Tax Opinion.

     IMA shall have received from Messrs. Thompson & Mitchell, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to IMA and to ITI and its counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and that ITI, Acquisition Sub and IMA will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

     9.10  ITI Board; Officers.

     ITI's Board of Directors and its offices shall have been expanded and filled, respectively, as set forth under Sections 7.3 and 7.4 hereof.

                                   ARTICLE X

                        CONDITIONS TO OBLIGATIONS OF IMA

     The obligation of IMA to consummate the Merger and the Closing is subject to the following additional conditions precedent, any or all of which may be waived by IMA at its sole discretion:

     10.1  Opinion of Counsel for ITI and Acquisition Sub.

     IMA shall have received an opinion of Messrs. Krugman, Chapnick & Grimshaw, counsel for ITI and Acquisition Sub, dated the Closing Date, in form and substance reasonably satisfactory to IMA and its counsel, to the effect set forth in Exhibit H.

     10.2  Representations; Warranties; Covenants.

     The representations and warranties of ITI and Acquisition Sub contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though all such representations and warranties were made at and as of the Closing Date (except for representations and warranties which are as of a specific date or which relate to a specific period other than or not including the Closing Date, as the case may be, and except for changes therein contemplated or permitted by this Agreement and provided, however, that if any such representation or warranty is already qualified by materiality, for purposes of determining whether this condition has been satisfied, such representation or warranty must be true and correct in all respects); and ITI and Acquisition Sub shall have complied with their respective covenants contained under this Agreement in all material respects; and ITI and Acquisition Sub shall have delivered to IMA a certificate to that effect, dated the Closing Date, signed by its Chairman of the Board, its President and Chief Executive Officer or one of its Vice Presidents.

     10.3  Certified Resolutions.

     IMA shall have received a certificate of the Secretary or an Assistant Secretary of each of ITI and Acquisition Sub, in form and substance satisfactory to IMA, with respect to the authorization by their respective boards of directors and stockholders of the execution and delivery of this Agreement and the consummation of the transactions contemplated herein, the number of authorized shares of the capital stock of ITI as of the Closing Date and the number of issued and outstanding shares of the capital stock of ITI, and the number of shares subject to outstanding options and warrants, convertible securities or similar obligations to issue capital stock, as of such date.

     10.4  Kalishman and Affholder Agreements.

     ITI shall have executed and delivered to Robert W. Affholder the agreement in the form attached hereto as Exhibit K, and shall have executed and delivered to Jerome Kalishman the agreements in the respective forms attached hereto in Exhibit L, in each case dated the Closing Date.

     10.5  Fairness Opinion.

     IMA shall have received from Wertheim Schroder & Co. Incorporated on or prior to the date of mailing of the Joint Proxy Statement its opinion that the terms of the Merger are fair to the holders of IMA Common Stock from a financial point of view, and such opinion shall not have been withdrawn between the date of its delivery and the Effective Time.

     10.6  Letter of ITI's Accountants.

     IMA shall have received a letter of BDO Seidman, ITI's independent auditors, dated the Closing Date, addressed to IMA, in form and substance reasonably satisfactory to IMA and counsel for IMA, making the statements required by Paragraph (e) of Section 7.5 on the basis of procedures set forth therein carried out by them not more than three business days prior to the Closing Date.

     10.7  Director Indemnification Agreements.

     ITI shall have executed to Jerome Kalishman, Robert W. Affholder and Alvin
J. Siteman its customary form of director indemnification agreement, in each case dated the Closing Date.

     10.8  Litigation.

     No action, suit or proceeding against any current director of IMA relating to the consummation of any of the transactions contemplated in this Agreement, and seeking material damages in connection therewith, shall be pending or threatened which IMA, in good faith and with the advice of Messrs. Thompson & Mitchell, reasonably believes makes it undesirable to proceed with the consummation of the transactions contemplated hereby.

     10.9  Other Certificates.

     IMA shall have received such additional certificates, instruments and other documents, in form and substance satisfactory to IMA and counsel for IMA, as IMA shall have reasonably requested in connection with compliance with the conditions set forth in this Article X.

                                   ARTICLE XI

              CONDITIONS TO OBLIGATIONS OF ITI AND ACQUISITION SUB

     The obligations of each of ITI and Acquisition Sub to consummate the Merger and the Closing are subject to the following conditions precedent, any or all of which may be waived by such party at its sole discretion:

     11.1  Opinion of Counsel for IMA.

     ITI shall have received an opinion of Messrs. Thompson & Mitchell, counsel for IMA, dated the Closing Date, in form and substance reasonably satisfactory to ITI and its counsel to the effect set forth in Exhibit I.

     11.2  Representations; Warranties; Covenants.

     The representations and warranties of IMA contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as through all such representations and warranties were made at and as of the Closing Date (except for representations and warranties which are as of a specific date or which relate to a specific period other than or not including the Closing Date, as the case may be, and except for changes therein contemplated or permitted by this Agreement, and provided, however, that if any such representation or warranty is already qualified by materiality, for purposes of determining whether this condition has been satisfied, such representation or warranty must be true and correct in all respects); and IMA shall have complied with all of its covenants contained in this Agreement in all material respects; and IMA shall have delivered to ITI a certificate to that effect, dated the Closing Date, signed by its Chairman of the Board, its President or one of its Vice Presidents.

     11.3  Certified Resolutions; Capitalization.

        (a) ITI shall have received a certificate of the Secretary or an Assistant Secretary of IMA in form and substance satisfactory to ITI, with respect to the authorization by the board of directors and the stockholders of IMA of the execution and delivery of this Agreement and the consummation of the transactions contemplated herein, the number of authorized shares of the capital stock of IMA as of the Closing Date and the number of issued and outstanding, fully paid and non-assessable shares of the capital stock of IMA as of such date (which shall not include any shares other than the shares of IMA Class A Common Stock outstanding on the date hereof, the shares of IMA Class A Common Stock issued upon conversion of shares of IMA Class B Common Stock outstanding on the date hereof, and any shares of IMA Class A Common Stock issued upon exercise of IMA Options outstanding on the date hereof and exercisable prior to the Effective Time).

        (b) ITI shall have received assurances, reasonably satisfactory to it, that at and after the Effective Time, there shall not exist any security, option, warrant, right, put, call, subscription, agreement, commitment, understanding or claim of any kind, fixed or contingent (including the IMA Options), that directly or indirectly calls for IMA or (except as identified under Item (5) of Schedule 5.5) any of its Subsidiaries to acquire, issue, deliver or sell, or to cause to be acquired, issued, delivered or sold, any shares of the capital stock of or equity interest in IMA or any Subsidiary or obligating IMA or any Subsidiary to grant, extend or enter into any of the foregoing.

     11.4  Affiliate Undertakings.

        (a) ITI shall have received an agreement, in form and substance reasonably satisfactory to it (herein referred to as an "Affiliate Agreement"), executed and delivered by each officer and director of IMA and each other holder of securities of IMA who, in the opinion of counsel for ITI, after review of opinions of counsel for IMA, is or may be an "affiliate" of IMA within the meaning of Rule 145 under the Securities Act, to the effect set forth in Exhibit J, stating that:

               (i) no disposition shall be made by such "affiliate" of shares of ITI Common Stock, except in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and

               (ii) the certificates evidencing such shares received pursuant to the Merger shall bear a legend setting forth such restrictions in a form satisfactory to ITI.

        (b) ITI shall also have received from IMA or from the stockholders of IMA, as the case may be, representations with respect to such other matters as ITI reasonably may require in order to be assured that the Merger will constitute a tax-free reorganization under Section 368 of the Code.

     11.5  Kalishman and Affholder Agreements.

     Robert W. Affholder shall have executed and delivered to ITI an agreement in the form thereof contained in Exhibit K attached hereto, dated the Closing Date, and Jerome Kalishman shall have executed and delivered to ITI the agreements in the respective forms thereof attached hereto as Exhibit L attached hereto, in each case dated the Closing Date.

     11.6  Dissenters' Rights.

     The holders of not more than 5% of the outstanding shares of IMA Common Stock shall, at the Closing Date, be entitled to demand payment of the fair value of their shares as dissenting shareholders.

     11.7  Third Party Consents.

     All notices to, and declarations, filings and registrations with, and consents, authorizations, approvals and waivers from, governmental and regulatory bodies required to consummate the transactions contemplated hereby shall have been made or obtained, and all other notices, consents or waivers with respect to the transactions contemplated by this Agreement shall have been made or obtained.

     11.8  Resignations.

     ITI shall have received the resignations of all such officers and directors of IMA and each Subsidiary requested by it.

     11.9  Fairness Opinion.

     ITI shall have received from Merrill Lynch & Co. on or prior to the date of mailing of the Joint Proxy Statement its opinion that the terms of the Merger are fair to the holders of ITI Common Stock from a financial point of view, and such opinion shall not have been withdrawn between the date of its delivery and the Effective Time.

     11.10  Letter of Accountants for IMA and Enviroq.

     ITI shall have received a letter of KPMG Peat Marwick LLP, IMA's independent auditors, and Deloitte & Touche, L.L.P., Enviroq's independent auditors, each dated the Closing Date, addressed to ITI, in form and substance reasonably satisfactory to ITI and counsel for ITI, making the statements required by Paragraph (d) of Section 7.5, on the basis of procedures set forth therein carried out by them, respectively, not more than three business days prior to the Closing Date.

     11.11  A-Y-K-E Equipment.

     IMA or Affholder, Inc. shall have entered into arrangements, reasonably satisfactory to ITI, with respect to: (x) the purchase, at fair market value determined by an independent appraiser qualified in such matters and reasonably satisfactory to ITI, or (y) the long-term lease, at fair market rental rates determined by an appraiser as aforesaid, which at the option of ITI may be on a non-exclusive basis and from time to time, and terminable by IMA on the same or substantially similar basis as is contained in the arrangements currently in effect, or (z) the modification of the arrangements currently in effect pursuant to terms reasonably satisfactory to ITI, in each case under clauses (x), (y) and
(z) immediately preceding with respect to such equipment covered by the Equipment Lease dated October 10, 1989, as from time to time supplemented, between Affholder, Inc. and A-Y-K-E Partnership and such other equipment, tools, machinery, supplies and other properties owned or controlled by said partnership and used, useable or useful in the business of IMA or any Subsidiary thereof, as shall in each case be identified by ITI.

     11.12  Litigation.

     No action, suit or proceeding against any party hereto relating to the consummation of any of the transactions contemplated in this Agreement or any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened and no investigation by any governmental or regulatory body shall have been commenced (and be pending), seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement, including the Merger, or seeking material damages in connection therewith which ITI, in good faith and with the advice of Messrs. Krugman, Chapnick & Grimshaw, reasonably believes makes it undesirable to proceed with the consummation of the transactions contemplated hereby.

     11.13  Other Certificates.

     ITI shall have received such additional certificates, instruments and other documents, in form and substance satisfactory to ITI and counsel for ITI, as it shall have reasonably requested in connection with the transactions contemplated hereunder.

                                  ARTICLE XII

                                  TERMINATION

     12.1  Termination.

     This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholders of either IMA or ITI, by the consent of all parties hereto, or by either IMA or ITI if: (i) the other party shall have breached in any material respect any of its representations or warranties contained in this Agreement; (ii) any such representation or warranty shall not be correct or accurate in all material respects at and as of the Closing Date with the same effect as if made at such time (with such exceptions as are permitted by Sections 10.2 and 11.2, respectively); (iii) the other party shall have failed to comply in all material respects with any of its covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to the Closing; (iv) at the stockholders meeting (including any adjournment or postponement thereof) of the other party called pursuant to Section 7.1 or 7.2, as the case may be, or any successor meeting called for the same purpose, the requisite affirmative approval of the stockholders of the other party shall not have been obtained;
(v) if a permanent injunction is entered, enforced or deemed applicable to this Agreement, or the Plan of Merger, which prohibits the consummation of the transactions contemplated hereby and thereby and all appeals of such injunction shall have been taken and shall have been unsuccessful; (vi) if any governmental entity, the consent of which is a condition to the obligation of such party to consummate the transactions contemplated hereby, shall have determined not to grant its consent and all appeal of such determination shall have been taken and shall have been unsuccessful; or (vii) the Closing shall not have occurred on or prior to January 31, 1996.

     12.2  Effect of Termination.

     In the event of termination of this Agreement pursuant to Section 12.1 hereof, all rights of all parties hereto shall cease and terminate, except for such rights as any party may otherwise have for breach of contract (other than breaches which are not willful), including, without limitation, rights for any such breaches of any representations, warranties or covenants contained herein, and, provided that the provisions of this Section 12.2 and Sections 7.11(c), 13.3, 13.7 and 13.8 shall survive any such termination.

                                  ARTICLE XIII

                                 MISCELLANEOUS

     13.1  Notices.

     All notices, requests or instruction hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by telecopy (or like transmission), as follows:

                            (1) if to IMA:

                               17988 Edison Avenue
                               Chesterfield, Missouri 63005-3700

                               Attention: Chairman

                               Fax: (314) 537-1214

                               with a copy to:

                               Thomas A. Litz, Esq.
                               Thompson & Mitchell
                               One Mercantile Center
                               St. Louis, Missouri 63101

                               Fax: (314) 342-1717

                            (2) if to ITI or Acquisition Sub:

                               1770 Kirby Parkway
                               Suite 300
                               Memphis, Tennessee 38138

                               Attention: President and Chief Executive
                                         Officer

                               Fax: (901) 759-7513

                               with a copy to:

                               Howard Kailes, Esq.
                               Krugman, Chapnick & Grimshaw
                               Park 80 West -- Plaza Two
                               Saddle Brook, New Jersey 07663

                               Fax: (201) 845-9627

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices and other communications given to any party hereto in accordance with the provisions hereof shall be deemed to have been given on the date of receipt, provided that any notice or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient.

     13.2  Survival of Representations.

     The respective representations and warranties of the parties contained in this Agreement shall not be deemed waived or otherwise affected by any investigation of any party. The representations, warranties, covenants and agreements of the parties hereto herein contained in Articles I, II and III and Sections 7.3, 7.16 and 7.17 of this Agreement shall survive the Effective Time. All other representations, warranties, covenants and agreements in and pursuant to this Agreement shall not survive the Effective Time.

     13.3  Cooperation Agreement.

     The parties acknowledge and agree, on behalf of themselves and their subsidiaries, respectively, that: (x) ITI, IMA and Enviroq have entered into an Amended and Restated Cooperation Agreement dated April 28, 1995 (hereinafter referred to as the "Cooperation Agreement"); (y) the Cooperation Agreement shall extend in full force and effect through the Effective Time or such earlier date as shall occur upon the termination of this Agreement; and (z) without limiting any provision contained in the Cooperation Agreement, neither the execution and delivery of this Agreement, nor the performance hereof, shall operate as a waiver of any right, power or privilege subject to the Cooperation Agreement, and none of such execution, performance nor delivery shall prejudice the rights of any party hereto with respect to the subject matter of the Cooperation Agreement.

     13.4  Entire Agreement.

     This Agreement and the documents referred to herein (including, without limitation, the Confidentiality Agreement and the Cooperation Agreement), together with the letter dated this date with respect to the Cooperation Agreement, contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and supersede all prior understandings, arrangements and agreements with respect to the subject matter hereof. No modification hereof shall be effective unless in writing and signed by the party against which it is sought to be enforced.

     13.5  Modification.

     At any time prior to the Effective Time, the parties hereto may, by written agreement, make any modification or amendment of this Agreement approved by their respective Boards of Directors; provided however, that the per share number of shares of ITI Common Stock to be received by holders of the IMA Common Stock in the Merger, as set forth in Article II hereof, shall not be amended or modified without the approval of such holders at any time after such holders have approved this Agreement, and any and all such modifications and amendments shall conform to the requirements of the GCL.

     13.6  Further Action.

     Each of the parties hereto shall use such party's reasonable best efforts to take such actions as may be necessary or reasonably requested by the other parties hereto to carry out and consummate the transactions contemplated by this Agreement.

     13.7  Expenses.

     Each of the parties hereto shall bear such party's own expenses in connection with this Agreement and the transactions contemplated hereby.

     13.8  Governing Law.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable in the case of agreements made and to be performed entirely within such State.

     13.9  Captions.

     The captions appearing herein are for the convenience of the parties only and shall not be construed to affect the meaning of the provisions of this Agreement.

     13.10  Accounting Terms.

     All accounting terms used herein which are not expressly defined in this Agreement shall have the respective meanings given to them in accordance with generally accepted accounting principles on the date hereof.

     13.11  Specific Performance.

     ITI, Acquisition Sub and IMA recognize that any breach of the terms of this Agreement may give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to other remedies, any nonbreaching party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce the terms and provisions of this Agreement and the Plan of Merger by a decree of specific performance in any action instituted in any court of the United States or any state hereof having jurisdiction without the necessity of proving the inadequacy as a remedy of money damages.

     13.12  Assignment.

     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties and any such attempted assignment without consent shall be void.

     13.13  No Third Party Beneficiary.

     This Agreement is not intended, and shall not be construed, to confer any rights or remedies hereunder upon any party other than the parties hereto and those parties designated as directors pursuant to Section 7.3 and those parties entitled to indemnification under Section 7.16, which parties shall be entitled to enforce their rights under such provisions to which they are entitled to benefits.

     13.14  Partial Invalidity.

     Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement, or any such terms in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     13.15  Counterparts.

     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has duly executed by the parties hereto as of the date first above written.

ATTEST:                                           INSITUFORM MID-AMERICA, INC.

/s/  JOSEPH A. OLSON                              By /s/  JEROME KALISHMAN
---------------------------------------------        ------------------------------------------
Vice President-Finance and Administration            Chairman


ATTEST:                                           INSITUFORM TECHNOLOGIES,INC.

/s/  HOWARD KAILES                                By /s/  JEAN-PAUL RICHARD
---------------------------------------------        ------------------------------------------
Secretary                                            President


ATTEST:                                           ITI ACQUISITION CORP.

/s/  HOWARD KAILES                                By /s/  JEAN-PAUL RICHARD
---------------------------------------------        ------------------------------------------
Assistant Secretary                                  President

                                                                       EXHIBIT A

                              AGREEMENT OF MERGER

     This Agreement of Merger dated as of           , 1995 (hereinafter referred
to as the "Plan of Merger"), pursuant to Section 251 of the Delaware General Corporation Law, as amended (hereinafter referred to as the "GCL"), is entered into by and among INSITUFORM MID-AMERICA, INC., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as "IMA"); ITI Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as "Acquisition Sub"; IMA and Acquisition Sub being hereinafter sometimes collectively referred to as the "Constituent Corporations"); and INSITUFORM TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware, as a third party hereto (hereinafter referred to as "ITI").

                                  WITNESSETH:

     WHEREAS, Acquisition Sub is a corporation duly organized and existing under the laws of the State of Delaware, having been incorporated on March 16, 1995, and having an authorized capital stock of 10,000 shares of common stock, $.01 par value (the "Acquisition Sub Common Stock"), of which 1,000 shares are issued and outstanding and held by ITI; and

     WHEREAS, IMA is a corporation duly organized and existing under the laws of the State of Delaware, having been incorporated on December 22, 1983, and having an authorized capital stock consisting of 500,000 shares of preferred stock, $.01 par value, none of which are presently issued and outstanding; 10,000 shares of convertible preferred stock, $100 per value, none of which are presently issued and outstanding; 500 shares of class A convertible preferred stock, $1,000 per value, none of which are presently issued and outstanding; 10,000,000 shares of class A common stock, $.01 par value (hereinafter referred
to as the "IMA Class A Common Stock"), of which           shares are presently
issued and outstanding; and 6,000,000 shares of class B common stock, $.01 par value, none of which are presently issued and outstanding; and

     WHEREAS, the respective Boards of Directors of the parties deem it advisable and in the best interests of said corporations that Acquisition Sub be merged (hereinafter referred to as the "Merger") with and into IMA as authorized by the State of Delaware, under and pursuant to the terms and conditions hereinafter set forth, as a result of which IMA will become a wholly-owned subsidiary of ITI; and

     WHEREAS, the respective Boards of Directors of Acquisition Sub and IMA have, by resolutions duly adopted, approved and adopted this Plan of Merger; and

     WHEREAS, the respective Boards of Directors of Acquisition Sub and IMA have directed that this Plan of Merger be submitted to a vote of their respective stockholders, and the respective stockholders of Acquisition Sub and IMA have, by resolutions duly adopted, approved and adopted this Plan of Merger;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for the purpose of setting forth the terms and conditions of said merger, the mode of carrying the same into effect, the manner and basis of converting the shares of Acquisition Sub into shares of the Surviving Corporation (as hereinafter defined), and the shares of IMA into shares of the class A common stock, $.01 par value (hereinafter referred to as the "ITI Common Stock"), of ITI, and such other details and provisions as are deemed necessary or advisable, the parties hereto have agreed and do hereby agree, subject to the conditions hereinafter set forth, as follows:

                                   ARTICLE I

                    MERGER AND NAME OF SURVIVING CORPORATION

     At the Effective Time (as defined in Article VII hereof), in accordance with the terms and provisions of this Agreement and in accordance with the GCL, Acquisition Sub shall be merged into and with IMA. As a result of the Merger, the separate corporate existence of Acquisition Sub shall cease and IMA shall continue as the surviving corporation, governed by the laws of the State of Delaware, under the corporate name it possesses immediately prior to the Effective Time. IMA, from and after the Effective Time, is hereinafter sometimes referred to as the "Surviving Corporation".

                                   ARTICLE II

                         TERMS AND CONDITIONS OF MERGER

     The terms and conditions of the Merger are (in addition to those set forth elsewhere in this Plan of Merger) as follows:

        (a) At the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, as well as of a public or of a private nature, of the Constituent Corporations. All of the rights, privileges, powers and franchises, and all property, real and personal, and all debts due on whatever account to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and all of the property, rights, privileges, powers, franchises and all and every other interest of each of the Constituent Corporations thereafter shall be vested as effectively and fully in the Surviving Corporation as they were in each of the Constituent Corporations.

        (b) The Surviving Corporation shall be responsible and liable for all of the liabilities, obligations and penalties of each of the Constituent Corporations; provided, however, that the liabilities, obligations and penalties of the Constituent Corporations shall not be affected by the Merger, and that the rights of the creditors of the Constituent Corporations, or any liens upon the property of the Constituent Corporations shall not be impaired by the Merger, and any claim existing or action or proceeding, civil or criminal, pending by or against the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be proceeded against or substituted in the place of the Constituent Corporations.

        (c) At the Effective Time and until their successors have been duly elected and have qualified, the Board of Directors of the Surviving Corporation shall consist of James D. Krugman, Jean-Paul Richard and William A. Martin; and, at the Effective Time and until their successors have been duly elected and have qualified, the officers of the Surviving Corporation shall be as follows:

                  NAME                                             OFFICE
                  ----                                             ------
            Jean-Paul Richard...................................   President
            William A. Martin...................................   Vice President
            William A. Martin...................................   Secretary

                                  ARTICLE III

                              CONVERSION OF SHARES

     The manner and basis of converting in the Merger the outstanding shares of IMA Class A Common Stock and Acquisition Sub Common Stock into shares of the capital stock of the Surviving Corporation are as follows:

        (a) Each share of the Acquisition Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be deemed cancelled and converted into and shall represent and be exchanged for the right to receive one validly issued, fully-paid and non-assessable share of the class A common stock, $.01 par value (hereinafter referred to as the "Surviving Common Stock"), of the Surviving Corporation.

        (b) Each share of the IMA Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares [as defined and to the extent provided in Paragraph (a) of Article IV hereof], if any) shall, by virtue of the Merger and without any action by the holder thereof, be deemed cancelled and converted into and shall represent the right to receive
1.15 shares of ITI Common Stock.

        (c) Solely to avoid the expense and inconvenience to ITI and Acquisition Sub, and not as separately bargained for consideration, no fractional shares of ITI Common Stock shall be issued in the Merger and no dividend, stock split or interest shall relate to any such fractional shares, and such fractional shares shall not entitle the owner thereof to any rights of a security holder. In lieu of issuing certificates for fractional shares of ITI Common Stock, the Exchange Agent (as hereinafter defined) shall, on behalf of all holders of such fractional shares, on or before the tenth day following the Effective Time, aggregate all such fractional shares and sell the resulting shares of ITI Common Stock for the accounts of holders of such respective fractional shares, and such holders shall thereafter be entitled to receive on a pro rata basis the net proceeds of the sale thereof, without interest thereon, upon the surrender of all of such holder's certificates for exchange pursuant to the provisions hereinafter set forth.

        (d) All options (hereinafter referred to as the "IMA Options") to acquire IMA Class A Common Stock outstanding, whether or not exercisable at the Effective Time, under the Insituform Mid-America, Inc. Stock Option Plan (hereinafter referred to as the "IMA Option Plan"), shall remain outstanding following the Effective Time. At the Effective Time, the IMA Options shall, by virtue of the Merger and without any further action on the part of IMA or the holder thereof, be assumed by ITI in such manner that ITI: (i) is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the United States Internal Revenue Code of 1986, as amended; or (ii) to the extent that Section 424 of the Code does not apply to any such IMA Options, would be such a corporation were Section 424 of the Code applicable to such IMA Options. From and after the Effective Time, all references to IMA in the IMA Stock Option Plan and the applicable stock option agreements issued thereunder shall be deemed to refer to ITI, except that each reference to the name of such plan therein shall be deemed a reference to the "Insituform Mid-America, Inc. Stock Option Plan", and provided that each reference to the "Stock Option Committee" or "Committee" therein shall be deemed a reference to ITI's Compensation Committee. Each IMA Option assumed by ITI shall be exercisable upon the same terms and conditions as under the IMA Stock Option Plan and the applicable option agreement issued thereunder, except that:

             (A) each such IMA Option shall be exercisable for that whole number of shares of ITI Common Stock (rounded to the nearest whole share) into which the number of shares of IMA Class A Common Stock subject to such IMA Option immediately prior to the Effective Time would be convertible under this Article III if such shares were outstanding at the Effective Time; and

             (B) the option price per share of ITI Common Stock shall be an amount equal to the quotient obtained by dividing (x) the product obtained by multiplying the exercise price per share of IMA Class A Common Stock subject to such IMA Option in effect immediately prior to the Effective Time by the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time, by (y) the number of shares of ITI Common Stock covered by the option as so assumed (the option price as so determined being rounded upward to the nearest full cent).

No payment or adjustment shall be made for fractional shares which otherwise would be issuable upon exercise of any IMA Option assumed as aforesaid.

        (e) The Merger shall effect no change in any shares of ITI Common Stock issued by ITI prior to the Effective Time.

                                   ARTICLE IV

                               DISSENTING SHARES;
                            EXCHANGE OF CERTIFICATES

        (a) Notwithstanding anything in this Plan of Merger to the contrary, shares of IMA Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such shares in favor of the Merger and, if entitled to elect to demand the appraisal of such shares pursuant to Section 262 of the GCL, shall have delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in Section 262 of the GCL (herein referred to as "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the consideration provided in Article III of this Plan of Merger, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the GCL. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of IMA Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the consideration therefor specified under Article III hereof, without any interest thereon.

        (b) Prior to the Effective Time, Acquisition Sub shall designate American Stock Transfer & Trust Company, or, at its election, a bank or trust company or similar entity, reasonably satisfactory to IMA, which is authorized to exercise corporate trust or stock powers, to act as the exchange agent (hereinafter referred to as the "Exchange Agent") in the Merger. Promptly after the Effective Time, ITI shall cause the delivery to the Exchange Agent of certificates evidencing the shares of ITI Common Stock contemplated to be issued by Article III hereof.

        (c) As soon as practicable after the Effective Time, but in no event later than 15 business days after the Effective Time, the Exchange Agent shall send a notice and transmittal form to each holder of a certificate theretofore evidencing shares of IMA Class A Common Stock, advising such holders of the terms of the exchange effected by the Merger and the procedure for surrendering to the Exchange Agent (who may appoint forwarding agents with the approval of ITI) such record holder's certificate(s) evidencing IMA Class A Common Stock for exchange for certificates evidencing shares of ITI Common Stock. Each holder of a certificate theretofore evidencing shares of IMA Class A Common Stock, upon surrender of the same to the Exchange Agent in accordance with such transmittal form, shall be entitled to receive, in exchange for such certificate, a certificate evidencing the number of full shares of ITI Common Stock for which the shares of IMA Class A Common Stock theretofore represented by the certificate so surrendered shall have been exchanged pursuant to Article III hereof and the cash in lieu of fractional shares hereinabove contemplated, and the certificate so surrendered shall forthwith be cancelled.

        (d) If any certificate evidencing shares of ITI Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, or if any payment of cash is to be made to a person other than the person in whose name such certificate is registered, it shall be a condition of the issuance thereof or such payment, as the case may be, that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange (i) pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for shares of ITI Common Stock in any name other than that of, and payment of cash to a person other than, the registered holder of the certificate surrendered or (ii) establish to the satisfaction of the Exchange Agent that such transfer or other taxes have been paid or are not applicable. Certificates representing shares of ITI Common Stock issued to IMA "affiliates", within the meaning of Rule 145 under the Securities Act of 1933, as amended, shall bear a legend to the effect that no disposition shall be made by such "affiliate" of shares of ITI Common Stock, except in accordance with the applicable provisions of said Act and the rules and regulations thereunder.

        (e) In the event any certificate representing any shares of IMA Class A Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate the consideration payable in exchange therefor pursuant to Article III. The Exchange Agent or the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to give the Exchange Agent a bond in such reasonable sum as it may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

        (f) No dividends or other distributions to holders of ITI Common Stock as of any date subsequent to the Effective Time shall be paid to the holders of outstanding certificates formerly representing shares of IMA Class A Common Stock until such certificates are so surrendered. Subject to the effect, if any, of applicable law upon surrender of certificates evidencing shares of IMA Class A Common Stock, there shall be paid to the record holders of ITI Common Stock issued in exchange therefor (i) the amount of dividends or other distributions with a record date for payment after the Effective Time that have theretofore been paid with respect to full shares of ITI Common Stock as of any date subsequent to the Effective Time which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to the payment of such dividends or other distributions on surrender of outstanding certificates. Notwithstanding the foregoing, neither ITI, Acquisition Sub, the Exchange Agent nor any other party hereto shall be responsible or liable to any holder of shares of IMA Class A Common Stock for any ITI Common Stock, or dividends or distributions thereon or cash, including cash in lieu of fractional share interests, delivered to any public official pursuant to applicable escheat laws.

        (g) At the Effective Time, it shall be deemed that the stock transfer books of IMA are closed, and no transfer of IMA Class A Common Stock on the books of IMA shall thereafter be made or consummated. Until surrendered and exchanged in accordance with the provisions hereinabove set forth, the outstanding certificates evidencing shares of IMA Class A Common Stock immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all corporate purposes to evidence the right to receive the number of shares of ITI Common Stock, together with cash in lieu of fractional shares, into which the shares of IMA Class A Common Stock theretofore evidenced by such certificate or certificates shall have been so converted, together with any dividends or other distributions thereon pursuant to paragraph (f) immediately preceding, as though such surrender and exchange had taken place.

        (h) Any portion of the shares of ITI Common Stock or cash in lieu of fractional shares, which remains undistributed to the holders of IMA Class A Common Stock for one year after the Effective Time shall be delivered to ITI, upon demand, and any holders of IMA Class A Common Stock who have not theretofore complied with the provisions herein set forth shall thereafter look only to ITI for the shares of ITI Common Stock, any cash in lieu of fractional shares of ITI Common Stock to which they are entitled pursuant to Article III hereof and any dividends or other distributions with respect to ITI Common Stock to which they are entitled pursuant to paragraph (f) immediately preceding. Any portion of such remaining shares or cash unclaimed by holders of IMA Class A Common Stock as of a date which is immediately prior to such time as such shares or amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of ITI free and clear of any claims or interest of any person previously entitled thereto.

                                   ARTICLE V

                    CERTIFICATE OF INCORPORATION AND BYLAWS

        (a) The certificate of incorporation of IMA as in effect immediately prior to the Effective Time shall, at the Effective Time, be and constitute the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law.

        (b) The By-laws of IMA as in effect immediately prior to the Effective Time shall, at the Effective Time, be and constitute the By-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof or applicable law.

                                   ARTICLE VI

                    OTHER PROVISIONS WITH RESPECT TO MERGER

        (a) For the convenience of the parties and to facilitate the filing and recording of the Merger Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

        (b) The Merger Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware.

        (c) From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Acquisition Sub such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action, as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Acquisition Sub and otherwise to carry out the purposes of this Merger Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Acquisition Sub or otherwise, to take any and all such action and to execute and deliver any and all such deeds and other instruments.

                                  ARTICLE VII

                                 EFFECTIVE TIME

     The Merger shall become effective at the time of filing of a Certificate of Merger with respect to the Merger, setting forth the information required, in the office of the Secretary of State of the State of Delaware, as required by the GCL. Such time is herein referred to as the "Effective Time."

     IN WITNESS WHEREOF, Acquisition Sub and IMA, ITI (as a third party), have caused this Merger Agreement to be executed and delivered as of the date first above written.

                                          INSITUFORM MID-AMERICA, INC.,
                                          a Delaware corporation

                                          By
                                          --------------------------------------
                                             Chairman

                                          --------------------------------------
                                             Secretary

                                          ITI ACQUISITION CORP.,
                                          a Delaware corporation

                                          By
                                          --------------------------------------
                                             President

                                          --------------------------------------
                                             Secretary

                                          INSITUFORM TECHNOLOGIES, INC.,
                                          a Delaware corporation

                                          By
                                          --------------------------------------
                                             President

                                          --------------------------------------
                                             Secretary

                                                                       EXHIBIT B

                                                                          , 1995

Insituform Technologies, Inc.
1770 Kirby Parkway
Suite 300
Memphis, Tennessee 38138

Insituform Mid-America, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005

Gentlemen:

     In furtherance of the Agreement and Plan of Merger dated May 23, 1995 (the "Agreement") among Insituform Technologies, Inc., a Delaware corporation (the "Company"), ITI Acquisition Corp., a Delaware corporation ("ITI Sub"), and Insituform Mid-America, Inc., a Delaware corporation ("IMA"), the undersigned hereby agrees that he or it will not sell, transfer, pledge, hypothecate or otherwise convey or dispose of or enter into any contract or arrangement for the sale, transfer, pledge, hypothecation, conveyance or other disposition of any shares of Class A Common Stock, $.01 par value ("IMA Class A Common Stock"), of IMA, any shares of Class B Common Stock $.01 par value ("IMA Class B Common Stock"), of IMA, or any shares of Class A Common Stock, $.01 par value (the "ITI Common Stock"), of the Company, owned by the undersigned from the date hereof until the earlier of (i) the termination of the Agreement or (ii) the date of the first publication of the operating results of the Company covering at least a 30-day period after the merger of IMA and ITI Sub has been consummated, without the prior written consent of the Company, except that the undersigned may convert any shares of IMA Class B Common Stock into shares of IMA Class A Common Stock prior to the consummation of the transactions contemplated by the Agreement.

     In order to enable you to enforce the aforesaid covenant, the undersigned hereby consents to placing stop-transfer orders with the transfer agents, respectively, of the IMA Class A Common Stock, with respect to any of the IMA Class A Common Stock registered in the name of the undersigned or beneficially owned by the undersigned, and with the transfer agent of the IMA Class B Common Stock, with respect to any of the IMA Class B Common Stock registered in the name of the undersigned or beneficially owned by the undersigned, and with the transfer agent of the ITI Common Stock, with respect to any of the ITI Common Stock registered in the name of the undersigned or beneficially owned by the undersigned.

                                          ______________________________________

                                                                     EXHIBIT C-1

     The letter to be delivered to ITI from IMA's independent auditors referred to in Section 7.5(d) of the Agreement shall be in form and substance reasonably satisfactory to ITI and contain statements by such auditors to the effect that:

     (1) They are independent certified public accountants with respect to IMA within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

     (2) In their opinion, the consolidated financial statements and financial statement schedules audited by them and included or incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

     (3) They have read the minutes of meetings of the stockholders and the boards of directors of IMA and its subsidiaries for the period from the date of the most recent financial statements of IMA included or incorporated by reference in the Registration Statement to such date not more than five business days prior to the date when the Registration Statement becomes effective; they have carried out other procedures to a specified date not more than five business days prior to the date as of when the Registration Statement becomes effective, which do not constitute an audit in accordance with generally accepted accounting principles, as follows:

          (a) With respect to the periods covered by the unaudited financial statements of IMA and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, they have (i) performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in SAS No. 71, "Interim Financial Information," on the most recent unaudited condensed consolidated balance sheet, the unaudited condensed consolidated statements of income and cash flows, and the most recent unaudited condensed consolidated statement of stockholders' equity included or incorporated by reference in the Registration Statement; and
     (ii) inquired of certain officials of IMA who have responsibility for financial and accounting matters whether the unaudited condensed consolidated financial statements referred to in 3(a)(i) comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) With respect to the period from the date of the most recent financial statements of IMA and its consolidated subsidiaries included or incorporated by reference in the Registration Statement to the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, they have (i) read the unaudited consolidated financial statements of IMA and subsidiaries for each month of both (x) the current year for which available and (y) the corresponding month of the prior year, furnished to us by IMA, officials of IMA having advised them that no such financial statements as of any date or for any subsequent period were available; and (ii) inquired of certain officials of IMA who have responsibility for financial and accounting matters whether the unaudited consolidated financial statements referred to in 3(b)(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements included or incorporated by reference in the Registration Statement.

     (4) Nothing came to their attention as a result of the foregoing procedures that caused them to believe that:

          (a) (i) any material modifications should be made to the unaudited condensed consolidated financial statements described in 3(a)(i), included or incorporated by reference in the Registration Statement, for them to be in conformity with generally accepted accounting principles; or (ii) the unaudited condensed consolidated financial statements described in 3(a)(i) do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) (i) as of the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, there was, except as set forth in such letter, any change in the capital stock, increase in long-term debt, or decrease in consolidated net current assets or stockholders' equity of the consolidated companies as compared with amounts shown in the most recent unaudited condensed consolidated balance sheet of IMA included or incorporated by reference in the Registration Statement, or (ii) for the period from the date of the most recent balance sheet of IMA included or incorporated by reference in the Registration Statement to the end of the month immediately preceding the date when the Registration Statement becomes effective, unless the Registration Statement becomes effective within the first 15 calendar days of a month, in which case the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, there were, except as set forth in such letter, any decreases, as compared to the corresponding period in the preceding year, in consolidated net contract revenues or in the total or per-share amounts of income before extraordinary items or of net income, except in all instances for changes, increases, or decreases that the Registration Statement discloses have occurred or may occur.

     (5) They have inquired of certain officials of IMA who have responsibility for financial and accounting matters whether (a) at a date not more than five business days prior to the date as of when the Registration Statement becomes effective, there was any change in the capital stock, increase in long-term debt or any decreases in consolidated net current assets or stockholders' equity of the consolidated companies as compared with amounts shown on most recent balance sheet of IMA included or incorporated by reference in the Registration Statement, or (b) for the period from the date of the most recent consolidated balance sheet of IMA included or incorporated by reference in the Registration Statement to a date not more than five business days prior to the date as of when the Registration Statement becomes effective, there was any decrease, as compared with the corresponding period in the preceding year, in consolidated net contract revenues or in the total or per-share amounts of income before extraordinary items or of net income; and, on the basis of these inquiries and their reading of the minutes as described in (3), nothing came to their attention that caused them to believe that there was, except as set forth in such letter, any such change, increase, or decrease except in all instances for changes, increased, or decreases that the Registration Statement discloses have occurred or may occur.

     (6) They have: (a) read the unaudited pro forma condensed consolidated balance sheet, and the unaudited pro forma condensed consolidated statements of income included in the Registration Statement, and (b) inquired of certain officials of IMA and of ITI who have responsibility for financial and accounting matters about (i) the basis for their determination of the pro forma adjustments, and (ii) whether the unaudited pro forma condensed consolidated financial statements comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X; and (c) proved the arithmetic accuracy of the application of the pro forma adjustments to the historical amounts in the unaudited pro forma condensed consolidated financial statements; and nothing, except as set forth in such letter, came to their attention as a result of the procedures specified in this paragraph (6) that caused them to believe that the unaudited pro forma condensed consolidated financial statements included in the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X and that the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements.

                                                                     EXHIBIT C-2

     The letter to be delivered to ITI from Enviroq's independent auditors referred to in Section 7.5(d) of the Agreement shall be in form and substance reasonably satisfactory to ITI and contain statements by such auditors to the effect that:

     (1) They are independent certified public accountants with respect to Enviroq within the meaning of the Securities Act and the published rules and regulations thereunder.

     (2) In their opinion, the consolidated financial statements and financial statement schedules audited by them and included or incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

     (3) They have read the minutes of meetings of the stockholders and the boards of directors of Enviroq and its subsidiaries for the period from the date of the most recent financial statements of Enviroq included or incorporated by reference in the Registration Statement to such date not more than five business days prior to the date when the Registration Statement becomes effective; they have carried out other procedures to a specified date not more than five business days prior to the date as of when the Registration Statement becomes effective, which do not constitute an audit in accordance with generally accepted accounting principles, as follows:

          (a) With respect to the periods covered by the unaudited financial statements of Enviroq and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, they have (i) performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in SAS No. 71, "Interim Financial Information," on the most recent unaudited condensed consolidated balance sheet, the unaudited condensed consolidated statements of income and cash flows, and the most recent unaudited condensed consolidated statement of stockholders' equity included or incorporated by reference in the Registration Statement; and
     (ii) inquired of certain officials of Enviroq who have responsibility for financial and accounting matters whether the unaudited condensed consolidated financial statements referred to in 3(a)(i) comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) With respect to the period from the date of the most recent financial statements of Enviroq and its consolidated subsidiaries included or incorporated by reference in the Registration Statement to the end of the period immediately preceding the date of the acquisition of Enviroq by IMA, they have (i) read the unaudited consolidated financial statements of Enviroq and subsidiaries for each month of both (x) the current year for which available and (y) the corresponding month of the prior year, furnished to us by Enviroq, officials of Enviroq having advised them that no such financial statements as of any date or for any subsequent period were available; and (ii) inquired of certain officials of Enviroq who have responsibility for financial and accounting matters whether the unaudited consolidated financial statements referred to in 3(b)(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements included or incorporated by reference in the Registration Statement.

     (4) Nothing came to their attention as a result of the foregoing procedures that caused them to believe that:

          (a) (i) any material modifications should be made to the unaudited condensed consolidated financial statements described in 3(a)(i), included or incorporated by reference in the Registration Statement, for them to be in conformity with generally accepted accounting principles; or (ii) the unaudited condensed consolidated financial statements described in 3(a)(i) do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) (i) as of the end of the period immediately preceding the acquisition of Enviroq by IMA, there was, except as set forth in such letter, any change in the capital stock, increase in long-term debt, or decrease in consolidated net current assets or stockholders' equity of the consolidated companies as compared with amounts shown in the most recent unaudited condensed consolidated balance sheet of Enviroq included or incorporated by reference in the Registration Statement, or (ii) for the period from the date of the most recent balance sheet of Enviroq included or incorporated by reference in the Registration Statement to the end of the month immediately preceding the acquisition of Enviroq by IMA, there were, except as set forth in such letter, any decreases, as compared to the corresponding period in the preceding year, in consolidated net contract revenues or in the total or per-share amounts of income before extraordinary items or of net income, except in all instances for changes, increases, or decreases that the Registration Statement discloses have occurred.

     (5) They have: (a) read the unaudited pro forma condensed consolidated balance sheet, and the unaudited pro forma condensed consolidated statements of income included in the Registration Statement, and (b) inquired of certain officials of Enviroq, IMA and of ITI who have responsibility for financial and accounting matters about (i) the basis for their determination of the pro forma adjustments, and (ii) whether the unaudited pro forma condensed consolidated financial statements comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X; and (c) proved the arithmetic accuracy of the application of the pro forma adjustments to the historical amounts in the unaudited pro forma condensed consolidated financial statements; and nothing, except as set forth in such letter, came to their attention as a result of the procedures specified in this paragraph (5) that caused them to believe that the unaudited pro forma condensed consolidated financial statements included in the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X and that the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements.

                                                                       EXHIBIT D

     The letter to be delivered to IMA from ITI's independent auditors referred to in Section 7.5(e) of the Agreement shall be in form and substance reasonably satisfactory to IMA and contain statements by such auditors to the effect that:

     (1) They are independent certified public accountants with respect to ITI within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

     (2) In their opinion, the consolidated financial statements audited by them and included or incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

     (3) They have read the minutes of meetings of the stockholders and the boards of directors of ITI and its subsidiaries for the period from the date of the most recent financial statements of ITI included or incorporated by reference in the Registration Statement to such date not more than five business days prior to the date when the Registration Statement becomes effective; they have carried out other procedures to a specified date not more than five business days prior to the date as of when the Registration Statement becomes effective, which do not constitute an audit in accordance with generally accepted accounting principles, as follows:

          (a) With respect to the periods covered by the unaudited financial statements of ITI and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, they have (i) performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in SAS No. 71, "Interim Financial Information," on the most recent unaudited condensed consolidated balance sheet, the unaudited condensed consolidated statements of income and cash flows, and the most recent unaudited condensed consolidated statement of stockholders' equity included or incorporated by reference in the Registration Statement; and
     (ii) inquired of certain officials of ITI who have responsibility for financial and accounting matters whether the unaudited condensed consolidated financial statements referred to in 3(a)(i) comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) With respect to the period from the date of the most recent financial statements of ITI and its consolidated subsidiaries included or incorporated by reference in the Registration Statement to the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, they have (i) read the unaudited consolidated financial statements of ITI and subsidiaries for each month of both (x) the current year for which available and (y) the corresponding month of the prior year, furnished to them by ITI, officials of ITI having advised them that no such financial statements as of any date or for any subsequent period were available; and (ii) inquired of certain officials of ITI who have responsibility for financial and accounting matters whether the unaudited consolidated financial statements referred to in 3(b)(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements included or incorporated by reference in the Registration Statement.

     (4) Nothing came to their attention as a result of the foregoing procedures that caused them to believe that:

          (a) (i) any material modifications should be made to the unaudited condensed consolidated financial statements described in 3(a)(i), included or incorporated by reference in the Registration Statement, for them to be in conformity with generally accepted accounting principles; or (ii) the unaudited condensed consolidated financial statements described in 3(a)(i) do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations.

          (b) (i) as of the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, there was, except as set forth in such letter, any change in the capital stock, increase in long-term debt, or decrease in consolidated net current assets or stockholders' equity of the consolidated companies as compared with amounts shown in the most recent unaudited condensed consolidated balance sheet of ITI included or incorporated by reference in the Registration Statement, or (ii) for the period from the date of the most recent balance sheet of ITI included or incorporated by reference in the Registration Statement to the end of the next to last month prior to the calendar month in which the Registration Statement becomes effective, there were, except as set forth in such letter, any decreases, as compared to the corresponding period in the preceding year, in consolidated net sales or in the total or per-share amounts of income before extraordinary items or of net income, except in all instances for changes, increases, or decreases that the Registration Statement discloses have occurred or may occur.

     (5) They have inquired of certain officials of ITI who have responsibility for financial and accounting matters whether (a) at a date not more than five business days prior to the date as of when the Registration Statement becomes effective, there was any change in the capital stock, increase in long-term debt or any decreases in consolidated net current assets or stockholders' equity of the consolidated companies as compared with amounts shown on most recent balance sheet of ITI included or incorporated by reference in the Registration Statement, or (b) for the period from the date of the most recent balance sheet of ITI included or incorporated by reference in the Registration Statement to a date not more than five business days prior to the date as of when the Registration Statement becomes effective, there was any decrease, as compared with the corresponding period in the preceding year, in consolidated net sales or in the total or per-share amounts of income before extraordinary items or of net income; and, on the basis of these inquiries and their reading of the minutes as described in (3), nothing came to their attention that caused them to believe that there was, except as set forth in such letter, any such change, increase, or decrease except in all instances for changes, increased, or decreases that the Registration Statement discloses have occurred or may occur.

     (6) They have: (a) read the unaudited pro forma condensed consolidated balance sheet, and the unaudited pro forma condensed consolidated statements of income included in the Registration Statement, and (b) inquired of certain officials of ITI and of IMA who have responsibility for financial and accounting matters about (i) the basis for their determination of the pro forma adjustments, and (ii) whether the unaudited pro forma condensed consolidated financial statements comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X; and (c) proved the arithmetic accuracy of the application of the pro forma adjustments to the historical amounts in the unaudited pro forma condensed consolidated financial statements; and nothing, except as set forth in such letter, came to their attention as a result of the procedures specified in this paragraph (6) that caused them to believe that the unaudited pro forma condensed consolidated financial statements included in the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X and that the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements.

                                                                     EXHIBIT E-1

                          AMENDMENT TO ARTICLE FOURTH
                                    OF ITI'S
                          CERTIFICATE OF INCORPORATION

     The first paragraph of Article FOURTH of ITI's certificate of incorporation shall be amended as follows:

          FOURTH: The corporation shall be authorized to issue forty-two million (42,000,000) shares consisting of forty million (40,000,000) Class A common shares, par value one cent ($.01) per share; and two million (2,000,000) Preferred shares, par value ten cents ($.10) per share ("Preferred Stock").

                                                                     EXHIBIT E-2

                         AMENDMENT TO ARTICLE SIXTH OF
                       ITI'S CERTIFICATE OF INCORPORATION

     The sixth sentence of paragraph (2) of Article SIXTH of ITI's certificate of incorporation shall be amended as follows:

        "Vacancies, created from an increase in the size of the Board of Directors, shall be filled by the affirmative vote of a majority of the Board of Directors then in office, or such greater affirmative vote of directors as may be specified from time to time in the By-laws of the corporation, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, which appointments shall be made in accordance with
        Section 7.3 of the Agreement and Plan of Merger dated as of May 23, 1995 among the corporation, ITI Acquisition Corp. and Insituform Mid-America, Inc."

                                                                       EXHIBIT F

                           AMENDMENTS TO ITI BY-LAWS

     (i) The first sentence of Section 2 of Article III shall be amended to read as follows:

     "The board of directors shall consist of thirteen directors."

     (ii) The first sentence of Section 1 of Article IV shall be deleted and the following inserted in lieu thereof:

             "The officers of the corporation shall be a chairman of the board, a vice chairman of the board, a president, one or more senior vice presidents, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the directors."

     (iii) Sections 4A and 5 of Article IV shall be deleted and the following inserted in lieu thereof:

     4A.  CHAIRMAN OF THE BOARD.

             The Chairman of the Board shall preside, when present, at all meetings of the Board of Directors and at all meetings of the stockholders and will perform such other duties as may be prescribed from time to time by the Board or these By-laws.

     4B.  VICE CHAIRMAN OF THE BOARD.

             In the absence of the Chairman of the Board or in the event of his death, inability or refusal to act, the Vice Chairman of the Board shall perform the duties of the Chairman of the Board and, when so acting, shall have all the powers of and be subject to all the restrictions on the Chairman of the Board. The Vice Chairman of the Board shall perform such other duties as may be prescribed from time to time by the Board or these by-laws.

     5.  PRESIDENT.

             The President shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board and stockholders are carried into effect. He shall have the general authority to execute bonds, deeds and contracts, in the name of the corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of these By-laws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; and, in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation.

     (iv)  Each reference to "chief executive officer" contained in Section 2 of
Article 1, Section 4 of Article 1, and Section 1 of Article VI shall be deleted.

     (v) The proviso contained in Article XI shall be amended to read as follows:

        "provided, further, however, that the size of the Board of Directors, as set forth in Section 2 of Article III, may only be amended by a vote of at least 80% of the members of the Board of Directors or by a vote of the stockholders, representing a majority of the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting."

                                                                       EXHIBIT G

                                                                          , 1995

Insituform Technologies, Inc.
1770 Kirby Parkway
Suite 300
Memphis, Tennessee 38138

Insituform Mid-America, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005

Gentlemen:

     In connection with the transactions contemplated by the Agreement and Plan of Merger dated May 23, 1995 (the "Agreement") among Insituform Technologies, Inc., a Delaware corporation (the "Company"), ITI Acquisition Corp., a Delaware corporation ("ITI Sub"), and Insituform Mid-America, Inc., a Delaware corporation ("IMA"), the undersigned hereby agrees to convert or to cause the conversion of, immediately prior to the consummation of the transactions contemplated by the Agreement, each outstanding share of Class B Common Stock, $.01 par value ("Class B Common Stock"), of IMA, that may be beneficially owned by the undersigned into one share of Class A Common Stock, $.01 par value, of IMA in accordance with the terms of IMA's certificate of incorporation, as currently in effect.

     The undersigned represents and warrants to the Company that the undersigned
is the record and beneficial owner of        shares of Class B Common Stock. The
undersigned is not the record or beneficial owner of any other shares of Class B Common Stock.

     In the event that the merger of IMA and ITI Sub contemplated by the Agreement is terminated this Agreement shall be null and void.

                                          ______________________________________

                                                                       EXHIBIT H

     The opinion to be delivered to IMA from counsel to ITI and Acquisition Sub referred to in Section 10.1 of the Agreement shall be in form and substance reasonably satisfactory to IMA and its counsel to the effect that:

     (i) Each of ITI and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to perform all its obligations under the Agreement and, in the case of Acquisition Sub, to consummate the Merger.

     (ii) The Agreement has been duly authorized, executed and delivered by ITI and Acquisition Sub, and the consummation of the Merger has been duly approved by Acquisition Sub, and the Agreement constitutes the valid and legally binding obligation of ITI and Acquisition Sub enforceable against each in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     (iii) The authorized capital stock of ITI consists of 2,000,000 shares of ITI Preferred Stock and 40,000,000 shares of ITI Common Stock. When (a) the applicable provisions of the Securities Act and such "blue sky laws" or other state or foreign jurisdiction securities laws as may be applicable shall have been complied with, (b) the ITI Common Stock shall have been issued and delivered in accordance with the Agreement, and (c) the provisions of the GCL requiring the filing of the Certificate of Merger shall have been complied with, the shares of ITI Common Stock to be issued to holders of IMA Common Stock in the Merger will, at the Effective Time, be duly authorized, validly issued and fully-paid and non-assessable, issued without violation of the preemptive rights of any person.

     (iv) Upon the filing of the Certificate of Merger in the offices of the Secretary of State of the State of Delaware, all filings required to made by ITI or Acquisition Sub with, and all consents required to be obtained by ITI or Acquisition Sub from, any governmental and regulatory authorities in order for the Merger to become effective in accordance with this Agreement and the GCL will have been made or obtained.

     (v) Except for the matters set forth in such opinion and in the documents theretofore delivered to IMA by ITI identified in such opinion, such counsel knows of no action, suit or proceeding which, individually or in the aggregate, materially would impair the ability of ITI or Acquisition Sub to fulfill its obligations under the Agreement.

     The opinion referred to in Section 10.1 may, if in the opinion of counsel for ITI and Acquisition Sub it is reasonable to rely thereon, be given in reliance upon opinions of counsel of jurisdictions other than the States of New Jersey and New York and the District of Columbia.

                                                                       EXHIBIT I

     The opinion to be delivered to ITI from counsel to IMA referred to in
Section 11.1 of the Agreement shall be in form and substance reasonably satisfactory to ITI and its counsel to the effect that:

     (i) IMA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to perform all its obligations under this Agreement and to consummate the Merger.

     (ii) The Agreement has been duly authorized, executed and delivered, and the consummation of the Merger has been duly approved, by IMA, and the Agreement constitutes the valid and legally binding obligation of IMA enforceable against IMA in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     (iii) The authorized capital stock of IMA consists of 500,000 shares of IMA Preferred Stock, 10,000 shares of IMA Convertible Preferred Stock, 500 shares of IMA Class A Convertible Preferred Stock, 13,000,000 shares of IMA Class A Common Stock and 6,000,000 shares of IMA Class B Common Stock. All of the outstanding shares of IMA Class A Common Stock outstanding immediately prior to the Merger are duly authorized, validly issued and fully-paid and non-assessable, and were issued without violation of the preemptive rights of any person

     (iv) Upon the filing of the Certificate of Merger in the offices of the Secretary of State of the State of Delaware, all filings required to made by IMA with, and all consents required to be obtained by IMA from, any governmental and regulatory authorities in order for the Merger to become effective in accordance with the Agreement and the GCL will have been made or obtained.

     (v) Except for the matters set forth in such opinion and in the documents theretofore delivered to ITI by IMA identified in such opinion, such counsel knows of no action, suit or proceeding which, individually or in the aggregate, materially would impair the ability of IMA to fulfill its obligations under the Agreement.

     The opinion referred to in Section 11.1 may, if in the opinion of counsel for IMA it is reasonable to rely thereon, be given in reliance upon opinions of counsel of jurisdictions other than the States of Illinois and Missouri and the District of Columbia.

                                                                       EXHIBIT J

                                                                           ,1995

Insituform Technologies, Inc.
1770 Kirby Parkway
Suite 300
Memphis, Tennessee 38138

Gentlemen:

     In connection with the transactions contemplated by the Agreement and Plan of Merger dated as of May 23, 1995 (the "Agreement") among Insituform Technologies, Inc., a Delaware corporation (the "Company"), ITI Acquisition Corp., a Delaware corporation, and Insituform Mid-America, Inc., a Delaware corporation, the undersigned agrees that (i) the undersigned shall make no disposition of any shares of Class A Common Stock, $.01 par value ("Company Common Stock"), of the Company, that it receives pursuant to the Merger (as defined in the Agreement), except in accordance with the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder; and (ii) the certificates evidencing such shares received pursuant to the Merger shall bear a customary legend setting forth such restrictions.

     The undersigned represents that it has no present plan, intention, or arrangement to sell, transfer or otherwise dispose of any shares of Company Common Stock received pursuant to the Merger, and shall not change such intention or enter into any such arrangement, prior to the Effective Time (as defined in the Agreement).

                                          ______________________________________

                                                                       EXHIBIT K

                              EMPLOYMENT AGREEMENT

     AGREEMENT made this      day of           , 1995 between Robert W.
Affholder, residing at                          (hereinafter referred to as the
"Employee"), and Insituform Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation").

                              W I T N E S S E T H:

     WHEREAS, the Corporation has entered into an Agreement and Plan of Merger dated as of May 23, 1995 (hereinafter referred to as the "Merger Agreement") with Insituform Mid-America, Inc., a Delaware corporation (hereinafter referred to as "IMA"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Corporation (hereinafter referred to as "Acquisition Sub"), pursuant to the terms and subject to the conditions of which the Corporation has agreed to the merger of Acquisition Sub into IMA, as a result of which IMA will become a wholly-owned subsidiary of the Corporation; and

     WHEREAS, it is a condition to the closing under the Merger Agreement that the parties hereto execute and deliver this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Employee hereby agrees with the Corporation as follows:

                                   SECTION I

     A. The Corporation hereby agrees to employ the Employee, and the Employee hereby agrees to be employed by the Corporation, for the Employment Term (as hereinafter defined) and upon the other terms and conditions set forth herein.

     B. The Employee hereby agrees to serve the Corporation faithfully, diligently and to the best of his ability, under the direction of the board of directors and of the President of the Corporation, initially as principal operating officer for North American contracting operations of the Corporation, and thereafter in such other executive staff position as shall be designated by the President of the Corporation. The Employee shall render such services as the Corporation may from time to time require of him, and shall devote all of his business time to the performance thereof; provided that, it shall not be a violation of this Paragraph B for the Employee to (i) serve on corporate, civic, political or charitable boards or committees, or (ii) manage personal investments, so long as such activities do not significantly interfere with the performance of the Employee's responsibilities as an employee of the Corporation in accordance with this Agreement or violate the Corporation's conflict of interest policy as in effect from time to time. The precise services and duties which the Employee is obligated to perform hereunder may from time to time be changed, amended, extended or curtailed by the President of the Corporation.

     C. The Employee shall render his services and perform his duties hereunder at the principal offices of the Corporation or any Affiliate (as hereinafter defined), as determined by the Corporation, in the metropolitan St. Louis area; provided, however, that the Corporation may require the Employee to travel in the regular business of the Corporation and its Affiliates for such purposes and periods as may be reasonable considering the duties and responsibilities of the Employee.

                                   SECTION II

     A. Subject to the provisions of this Agreement hereinafter contained, for purposes of this Agreement the period (herein referred to as the "Employment Term") of the Employee's obligations under Section I hereof shall commence on the date hereof and shall continue for a period of three years thereafter.

     B. If the Employee shall, during the Employment Term fail to perform his duties under this Agreement owing to illness or other incapacity which shall continue for a period of more than six months, the Corporation shall have the right to terminate the Employment Term as of a date to be specified in a notice to that effect, whereupon the Employee shall continue to receive his salary at the rate provided in Section III up to the last day of the Corporation's regular payroll accounting period in which such termination shall take effect.

     C. The Employment Term may further be terminated, at the option of the Corporation, upon ten days prior written notice, for "cause" (as hereinafter defined).

     D. In the event of the Employee's death during the Employment Term, the Employment Term shall terminate immediately and the Employee's legal representatives shall be entitled to receive his salary at the rate provided in
Section III up to the last day of the Corporation's regular payroll accounting period in which his death shall occur.

                                  SECTION III

     A. The Corporation hereby agrees to pay, and the Employee hereby agrees to accept, as full compensation for the services to be rendered by him under
Section I hereunder, an annual salary of $250,000, payable in equal installments at the end of such regular payroll accounting periods as are established by the Corporation, or in such other installments upon which the parties hereto shall mutually agree.

     B. The Corporation shall reimburse the Employee for reasonable and necessary expenses incurred by him on behalf of the Corporation in the performance of his duties hereunder during the Employment Term, provided that such expenses are adequately documented in accordance with the Corporation's then customary policies.

     C. During the Employment Term, the Employee shall be entitled to participate in all medical and other employee benefit plans, including vacation, sick leave, and other fringe benefits, offered or provided by the Corporation to employees similarly situated. Such benefits shall include, but not be limited to, the use of the automobile heretofore provided to him by IMA, for his activities hereunder (and with a reasonably similar replacement vehicle at the expiration of the lease therefor). During the Employment Term, the Corporation shall furnish to the Employee office facilities appropriate to his performance hereunder and secretarial assistance in connection therewith.

                                   SECTION IV

     A. The Employee shall hold in absolute secrecy and treat confidentially all Confidential Material (as hereinafter defined), and not disclose, reproduce, publish, distribute or by any other means disseminate, in whole or in part, any Confidential Material, except as shall be authorized by the Disclosing Party (as hereinafter defined). The Employee shall not in any manner use for his benefit or for the benefit of others any Confidential Material, except as shall be authorized by the Disclosing Party.

     B. Subsequent to the date hereof and for a period (hereinafter referred to as the "Covenant Term") expiring at the later of (x) two years after the termination or expiration of all service rendered by the Employee to the Corporation or any of its Affiliates, whether as employee, consultant, director or otherwise, unless any such termination shall be effectuated by the Corporation or any Affiliate without "cause", or (y) five years after the date of this Agreement, the Employee shall not engage, directly or indirectly, whether as principal, agent, distributor, representative, stockholder or otherwise, in any activities which are in any way competitive with the business conducted by the Corporation or any Affiliate thereof, within any territory in which the Corporation or any Affiliate, directly or indirectly, conducts such business.

     C. The Employee hereby assigns to the Corporation the entire right, title and interest in and to any and all inventions, trade secrets, improvements, plans and specifications: (i) which he alone, or in conjunction with others, may make, conceive or develop; and (ii) which relate to or derive from any subject matter or problem with respect to which the Employee shall have become informed by reason of his relations with the

Corporation or any Affiliate, or to any product or process involved in the business of the Corporation or any Affiliate.

     D. The Employee further agrees that he will promptly disclose fully to the Corporation the aforesaid inventions, trade secrets, improvements, plans and specifications and will at any time render to the Corporation such reasonable cooperation and assistance (excluding financial assistance) as the Corporation may deem to be advisable in order to obtain copyrights or patents, as the case may be, on or otherwise perfect or defend the Corporation's rights in each such invention, trade secret, improvement, plan or specification, including, but not limited to, the execution of any and all applications for copyrights or patents, assignments of copyrights or patents and other instruments in writing which the Corporation, its officers or attorneys may reasonably deem necessary or desirable, and the aforesaid obligation shall be binding on the assigns, executors, administrators and other legal representatives of the Receiving Party.

     E. For purposes of this Agreement: (i) "Confidential Material" shall mean any and all information furnished to the Employee, whether before or after the date hereof, by the Corporation, any Affiliate, or any of their respective licensees, or any of their respective employees, directors, agents or representatives (each herein referred to as a "Disclosing Party"), or acquired, received, developed or learned by the Employee in the course of his relations with any Disclosing Party or relating to the business and affairs of the Corporation or any Affiliate, or any licensee thereof, or to any product or process involved in the business of the Corporation or any Affiliate, or the proprietary plans, policies, business or affairs of any Disclosing Party; provided, however, that the term "Confidential Material" shall not include information which:

          (x) becomes or has become generally available to the public other than as a result of a disclosure by the Employee;

          (y) was available to the Employee on a non-confidential basis prior to its disclosure to the Employee by the Disclosing Party; or

          (z) becomes available to the Employee on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not bound by a confidentiality agreement with the Disclosing Party;

     (ii) "Affiliate" shall mean any person or entity directly or indirectly controlled by the Corporation; and (iii) "cause" shall mean the Employee's neglect of duties, breach of his employment or other relationship with the Corporation , conflict of interest, or refusal to follow directives of the Corporation , in each case (if such matter is susceptible of correction) if not corrected within ten days after written notice thereof by the Corporation , to the Employee (or if such correction may not reasonably be completed within such period, if diligent efforts to effectuate such correction shall not have been initiated within such period and continued through and completed within 30 days of such notice); or conviction of a crime.

     F. In view of the irreparable harm and damage which would be incurred by the Corporation or any Affiliate, or any other Disclosing Party, in the event of any violation by the Employee of any of the provisions hereof, the Employee hereby consents and agrees that, if he violates any such provisions, the Corporation or any Affiliate, or (with respect to such secrecy or non-use obligations) such other Disclosing Party, shall be entitled to an injunction or similar equitable relief to be issued by any court of competent jurisdiction restraining the undersigned from committing or continuing any such violation.

                                   SECTION V

     The Employee hereby represents, warrants and covenants that:

     A. He is duly authorized to execute and deliver this Agreement and to perform his covenants and agreements hereunder. When executed and delivered by him, this Agreement shall constitute his valid and legally binding agreement enforceable against him in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     B. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any law, rule, regulation, writ, judgment, injunction, decree, determination, award, or order of any court or governmental agency or instrumentality, domestic or foreign, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination or for the creation of any mortgage, deed of trust, pledge, lien security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which he is a party or by which he or any of his assets or properties is bound.

                                   SECTION VI

     A. All notices, requests, instructions or documents hereunder shall be in writing and delivered personally or sent by registered or express mail, postage prepaid, as follows:

                           (i)  if to the Employee:

                                ----------------------------------------------

                                ------------------------------------------------

                                ------------------------------------------------

                                With a copy to:

                                Thomas Litz, Esq.
                                Thompson & Mitchell
                                One Mercantile Center
                                St. Louis, Missouri 63101

                          (ii)  to the Corporation:

                                1770 Kirby Parkway
                                Suite 300
                                Memphis, Tennessee 38138

                                with a copy to:

                                Howard Kailes, Esq.
                                Krugman, Chapman & Grimshaw
                                Park 80 West -- Plaza Two
                                Saddle Brook, New Jersey 07663

or to such other address as either party may designate by written notice to the other party. If delivered personally, the date on which such notice, request, instruction or document is delivered shall be the date on which such delivery is made, and if delivered by mail, the date on which deposited in the mail. Each notice, request, instruction or document shall bear the date on which it is delivered.

     B. This Agreement is personal as to the Employee and shall not be assignable by the Employee. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and legal representatives and (with respect to any secrecy or non-use obligations) any other Disclosing Party.

     C. This Agreement constitutes the complete understanding between the parties hereto with respect to the transactions contemplated herein, no statement, representation, warranty or covenant has been made by either party hereto except as expressly set forth herein and therein, and no modification hereof shall be effective unless in writing and signed by a party against which it is sought to be enforced.

     D. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee applicable in the case of agreements made and to be performed entirely within such State.

     E. It is the intention of the Employee and the Corporation that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought, but that the unenforceability of any provisions of this Agreement shall not render unenforceable, or impair, the remainder of this Agreement. Accordingly, if any provision hereof is determined to be invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision and to alter the remainder of this Agreement in order to render it valid and enforceable.

     F. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                                          INSITUFORM TECHNOLOGIES, INC.

                                          By

                                          --------------------------------------
                                          EMPLOYEE:

                                          --------------------------------------
                                          Robert W. Affholder

                                                                     EXHIBIT L-1

                                   AGREEMENT

     AGREEMENT made this        day of             , 1995 between Jerome
Kalishman residing at                (hereinafter referred to as the "Vice
Chairman"), and Insituform Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation").

                                  WITNESSETH:

     WHEREAS, the Corporation has entered into an Agreement and Plan of Merger dated as of May 23, 1995 (hereinafter referred to as the "Merger Agreement") with Insituform Mid-America, Inc., a Delaware corporation (hereinafter referred to as "IMA"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Corporation (hereinafter referred to as "Acquisition Sub"), pursuant to the terms and subject to the conditions of which the Corporation has agreed to the merger of Acquisition Sub into IMA, as a result of which IMA will become a wholly-owned subsidiary of the Corporation; and

     WHEREAS, it is a condition to the closing under the Merger Agreement that the parties hereto execute and deliver this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Vice Chairman hereby agrees with the Corporation as follows:

                                   SECTION I

     During the Term (as hereinafter defined), ITI shall engage and the Vice Chairman shall serve as Vice Chairman of the Board of Directors of the Corporation. The Corporation acknowledges that the duties to be performed by the Vice Chairman under this Agreement do not require him to serve on a full-time basis and that the Vice Chairman will not be available to serve on a full-time basis.

                                   SECTION II

     A. Subject to the provisions of this Agreement hereinafter contained, for purposes of this Agreement the period (herein referred to as the "Term") of the Vice Chairman's obligations under Section I hereof shall commence on the date hereof and shall continue for a period expiring on December 9, 1998, or until such other date prior thereto on which the Vice Chairman's engagement terminates pursuant hereto.

     B. If the Vice Chairman shall, during the Term fail to perform his duties under this Agreement owing to illness or other incapacity which shall continue for a period of more than six months, the Corporation shall have the right to terminate the Term as of a date to be specified in a notice to that effect, whereupon the Vice Chairman shall continue to receive his retainer at the rate provided in Section III up to the last day of the Corporation's regular payroll accounting period in which such termination shall take effect.

     C. The Term may further be terminated, at the option of the Corporation, upon ten days' prior written notice, for "cause" (as hereinafter defined).

     D. In the event of the Vice Chairman's death during the Term, the Term shall terminate immediately and the Vice Chairman's legal representatives shall be entitled to receive his retainer at the rate provided in Section III up to the last day of the Corporation's regular payroll accounting period in which his death shall occur.

     E. The Vice Chairman shall have the right, upon at least 60 days' written notice delivered to the Corporation, to terminate the Term.

                                  SECTION III

     A. The Corporation hereby agrees to pay, and the Vice Chairman hereby agrees to accept, as full compensation for the services to be rendered by him under Section I hereunder, an annual fee of $100,000, payable in equal installments at the end of such regular payroll accounting periods as are established by the Corporation, or in such other installments upon which the parties hereto shall mutually agree.

     B. The Corporation shall reimburse the Vice Chairman for reasonable and necessary expenses incurred by him on behalf of the Corporation in the performance of his duties hereunder during the Term, provided that such expenses are adequately documented in accordance with the Corporation's then customary policies. During the Term, the Vice Chairman shall, to the extent such plans permit coverage of the Vice Chairman thereunder in accordance with the terms thereof generally applicable, be entitled to participate at the Corporation's expense in the Corporation's group medical, life and accident insurance plans or, if not so eligible, the Vice Chairman shall receive from the Corporation, at its expense, coverage substantially similar thereto. The Vice Chairman shall receive the use of the automobile heretofore provided to him by IMA, for his activities hereunder (and with a reasonably similar replacement vehicle at the expiration of the lease therefor). During the Term, the Corporation shall furnish to the Vice Chairman office facilities appropriate to his performance hereunder and secretarial assistance in connection therewith.

                                   SECTION IV

     A. The Vice Chairman shall hold in absolute secrecy and treat confidentially all Confidential Material (as hereinafter defined), and not disclose, reproduce, publish, distribute or by any other means disseminate, in whole or in part, any Confidential Material, except as shall be authorized by the Disclosing Party (as hereinafter defined). The Vice Chairman shall not in any manner use for his benefit or for the benefit of others any Confidential Material, except as shall be authorized by the Disclosing Party.

     B. Subsequent to the date hereof and for a period (hereinafter referred to as the "Covenant Term") expiring at the later of (x) two years after the termination or expiration of all service rendered by the Vice Chairman to the Corporation or any of its Affiliates (as hereinafter defined), whether as employee, consultant, director or otherwise, unless any such termination shall be effectuated by the Corporation or any Affiliate without "cause" (as hereinafter defined), or (y) five years after the date of this Agreement, the Vice Chairman shall not engage, directly or indirectly, whether as principal, agent, distributor, representative, stockholder or otherwise, in any activities which are in any way competitive with the business conducted by the Corporation or any Affiliate thereof, within any territory in which the Corporation or any Affiliate, directly or indirectly, conducts such business.

     C. The Vice Chairman hereby assigns to the Corporation the entire right, title and interest in and to any and all inventions, trade secrets, improvements, plans and specifications: (i) which he alone, or in conjunction with others, may make, conceive or develop; and (ii) which relate to or derive from any subject matter or problem with respect to which the Vice Chairman shall have become informed by reason of his relations with the Corporation or any Affiliate, or to any product or process involved in the business of the Corporation or any Affiliate.

     D. The Vice Chairman further agrees that he will promptly disclose fully to the Corporation the aforesaid inventions, trade secrets, improvements, plans and specifications and will at any time render to the Corporation such reasonable cooperation and assistance (excluding financial assistance) as the Corporation may deem to be advisable in order to obtain copyrights or patents, as the case may be, on or otherwise perfect or defend the Corporation's rights in each such invention, trade secret, improvement, plan or specification, including, but not limited to, the execution of any and all applications for copyrights or patents, assignments of copyrights or patents and other instruments in writing which the Corporation, its officers or attorneys may reasonably deem necessary or desirable, and the aforesaid obligation shall be binding on the assigns, executors, administrators and other legal representatives of the Receiving Party.

     E. For purposes of this Agreement: (i) "Confidential Material" shall mean any and all information furnished to the Vice Chairman, whether before or after the date hereof, by the Corporation, any Affiliate, or any of their respective licensees, or any of their respective employees, directors, agents or representatives (each herein referred to as a "Disclosing Party"), or acquired, received, developed or learned by the Vice Chairman in the course of his relations with any Disclosing Party or relating to the business and affairs of the Corporation or any Affiliate, or any licensee thereof, or to any product or process involved in the business of the Corporation or any Affiliate, or the proprietary plans, policies, business or affairs of any Disclosing Party; provided, however, that the term "Confidential Material" shall not include information which:

          (x) becomes or has become generally available to the public other than as a result of a disclosure by the Vice Chairman;

          (y) was available to the Vice Chairman on a non-confidential basis prior to its disclosure to the Vice Chairman by the Disclosing Party; or

          (z) becomes available to the Vice Chairman on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not bound by a confidentiality agreement with the Disclosing Party;

     (ii) "Affiliate" shall mean any person or entity directly or indirectly controlled by the Corporation; and (iii) "cause" shall mean the Vice Chairman's neglect of duties, breach of his engagement with the Corporation , conflict of interest, or refusal to follow directives of the Board of Directors of the Corporation, in each case (if such matter is susceptible of correction) if not corrected within ten days after written notice thereof by the Corporation to the Vice Chairman (or if such correction may not reasonably be completed within such period, if diligent efforts to effectuate such correction shall not have been initiated within such period and continued through and completed within 30 days of such notice); or conviction of a crime.

     F. In view of the irreparable harm and damage which would be incurred by the Corporation or any Affiliate, or any other Disclosing Party, in the event of any violation by the Vice Chairman of any of the provisions hereof, the Vice Chairman hereby consents and agrees that, if he violates any such provisions, the Corporation or any Affiliate, or (with respect to such secrecy or non-use obligations) such other Disclosing Party, shall be entitled to an injunction or similar equitable relief to be issued by any court of competent jurisdiction restraining the undersigned from committing or continuing any such violation.

                                   SECTION V

     The Vice Chairman hereby represents, warrants and covenants that:

     A. He is duly authorized to execute and deliver this Agreement and to perform his covenants and agreements hereunder. When executed and delivered by him, this Agreement shall constitute his valid and legally binding agreement enforceable against him in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     B. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any law, rule, regulation, writ, judgment, injunction, decree, determination, award, or order of any court or governmental agency or instrumentality, domestic or foreign, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination or for the creation of any mortgage, deed of trust, pledge, lien security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which he is a party or by which he or any of his assets or properties is bound.

                                   SECTION VI

     A. All notices, requests, instructions or documents hereunder shall be in writing and delivered personally or sent by registered or express mail, postage prepaid, as follows:

                          (i)  if to the Vice Chairman:

                               -------------------------------------------------

                               -------------------------------------------------

                               -------------------------------------------------

                               with a copy to:

                               Thomas Litz, Esq.
                               Thompson & Mitchell
                               One Mercantile Center
                               St. Louis, Missouri 63101

                         (ii)  to the Corporation:

                                1770 Kirby Parkway
                                Suite 300
                                Memphis, Tennessee 38138

                                with a copy to:

                                Howard Kailes, Esq.
                                Krugman, Chapman & Grimshaw
                                Park 80 West -- Plaza Two
                                Saddle Brook, New Jersey 07663

or to such other address as either party may designate by written notice to the other party. If delivered personally, the date on which such notice, request, instruction or document is delivered shall be the date on which such delivery is made, and if delivered by mail, the date on which deposited in the mail. Each notice, request, instruction or document shall bear the date on which it is delivered.

     B. This Agreement is personal as to the Vice Chairman and shall not be assignable by the Vice Chairman. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and legal representatives and (with respect to any secrecy or non-use obligations) any other Disclosing Party.

     C. This Agreement constitutes the complete understanding between the parties hereto with respect to the transactions contemplated herein, no statement, representation, warranty or covenant has been made by either party hereto except as expressly set forth herein and therein, and no modification hereof shall be effective unless in writing and signed by a party against which it is sought to be enforced.

     D. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee applicable in the case of agreements made and to be performed entirely within such State.

     E. It is the intention of the Vice Chairman and the Corporation that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought, but that the unenforceability of any provisions of this Agreement shall not render unenforceable, or impair, the remainder of this Agreement. Accordingly, if any provision hereof is determined to be invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision and to alter the remainder of this Agreement in order to render it valid and enforceable.

     F. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                                          INSITUFORM TECHNOLOGIES, INC.

                                          By
                                          --------------------------------------
                                              VICE CHAIRMAN:

                                          --------------------------------------
                                             Jerome Kalishman

                                                                     EXHIBIT L-2

                              CONSULTING AGREEMENT

     AGREEMENT made this      day of           , 1995 between Jerome Kalishman
residing at             (hereinafter referred to as the "Consultant"), and
Insituform Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Corporation").

                              W I T N E S S E T H:

     WHEREAS, the Corporation has entered into an Agreement and Plan of Merger dated as of May 23, 1995 (hereinafter referred to as the "Merger Agreement") with Insituform Mid-America, Inc., a Delaware corporation (hereinafter referred to as "IMA"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Corporation (hereinafter referred to as "Acquisition Sub"), pursuant to the terms and subject to the conditions of which the Corporation has agreed to the merger of Acquisition Sub into IMA, as a result of which IMA will become a wholly-owned subsidiary of the Corporation; and

     WHEREAS, it is a condition to the closing under the Merger Agreement that the parties hereto execute and deliver this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Consultant hereby agrees with the Corporation as follows:

                                   SECTION I

     A. The Corporation hereby retains the Consultant to act as a consultant and advisor to the Corporation in connection with its business, and the Consultant hereby agrees to act in such capacity, for the Consulting Term (as hereinafter defined) and upon the other terms and conditions set forth herein.

     B. The Consultant hereby agrees to serve the Corporation faithfully, diligently and to the best of his ability under the direction of the board of directors and of the President of the Corporation. In connection with his duties hereunder, the Consultant shall hold himself available, upon reasonable prior notice from the Corporation, to provide the Corporation with such services as the Corporation may from time to time reasonably require of him.

                                   SECTION II

     A. Subject to the provisions of this Agreement hereinafter contained, for purposes of this Agreement the period (herein referred to as the "Consulting Term") of the Consultant's obligations under Section I hereof shall commence on the date hereof and shall continue for a period of two years thereafter.

     B. If the Consultant shall, during the Consulting Term fail to perform his duties under this Agreement owing to illness or other incapacity which shall continue for a period of more than six months, the Corporation shall have the right to terminate the Consulting Term as of a date to be specified in a notice to that effect, whereupon the Consultant shall continue to receive his retainer at the rate provided in Section III up to the last day of the month in which such termination shall take effect.

     C. The Consulting Term may further be terminated, at the option of the Corporation, upon ten days' prior written notice, for "cause" (as hereinafter defined).

     D. In the event of the Consultant's death during the Consulting Term, the Consulting Term shall terminate immediately and the Consultant's legal representatives shall be entitled to receive his retainer at the rate provided in Section III up to the last day of the month in which his death shall occur.

     E. The Consultant shall have the right, upon at least 60 days' written notice delivered to the Corporation, to terminate the Consulting Term.

                                  SECTION III

     A. The Corporation hereby agrees to pay, and the Consultant hereby agrees to accept, as full compensation for the services to be rendered by him under
Section I hereunder, an annual fee of $150,000, payable in substantially equal monthly installments in arrears, or in such other installments upon which the parties hereto shall mutually agree.

     B. The Corporation shall reimburse the Consultant for reasonable and necessary expenses incurred by him on behalf of the Corporation in the performance of his duties hereunder during the Consulting Term, provided that such expenses are adequately documented in accordance with the Corporation's then customary policies. The Consultant shall receive the use of the automobile heretofore provided to him by IMA, for his activities hereunder (and with a reasonably similar replacement vehicle at the expiration of the lease therefor). During the Consulting Term, the Corporation shall furnish to the Consultant office facilities appropriate to his performance hereunder and secretarial assistance in connection therewith.

                                   SECTION IV

     A. The Consultant shall hold in absolute secrecy and treat confidentially all Confidential Material (as hereinafter defined), and not disclose, reproduce, publish, distribute or by any other means disseminate, in whole or in part, any Confidential Material, except as shall be authorized by the Disclosing Party (as hereinafter defined). The Consultant shall not in any manner use for his benefit or for the benefit of others any Confidential Material, except as shall be authorized by the Disclosing Party.

     B. Subsequent to the date hereof and for a period (hereinafter referred to as the "Covenant Term") expiring at the later of (x) two years after the termination or expiration of all service rendered by the Consultant to the Corporation or any of its Affiliates (as hereinafter defined), whether as employee, consultant, director or otherwise, unless any such termination shall be effectuated by the Corporation or any Affiliate without "cause" (as hereinafter defined), or (y) five years after the date of this Agreement, the Consultant shall not engage, directly or indirectly, whether as principal, agent, distributor, representative, stockholder or otherwise, in any activities which are in any way competitive with the business conducted by the Corporation or any Affiliate thereof, within any territory in which the Corporation or any Affiliate, directly or indirectly, conducts such business.

     C. The Consultant hereby assigns to the Corporation the entire right, title and interest in and to any and all inventions, trade secrets, improvements, plans and specifications: (i) which he alone, or in conjunction with others, may make, conceive or develop; and (ii) which relate to or derive from any subject matter or problem with respect to which the Consultant shall have become informed by reason of his relations with the Corporation or any Affiliate, or to any product or process involved in the business of the Corporation or any Affiliate.

     D. The Consultant further agrees that he will promptly disclose fully to the Corporation the aforesaid inventions, trade secrets, improvements, plans and specifications and will at any time render to the Corporation such reasonable cooperation and assistance (excluding financial assistance) as the Corporation may deem to be advisable in order to obtain copyrights or patents, as the case may be, on or otherwise perfect or defend the Corporation's rights in each such invention, trade secret, improvement, plan or specification, including, but not limited to, the execution of any and all applications for copyrights or patents, assignments of copyrights or patents and other instruments in writing which the Corporation, its officers or attorneys may reasonably deem necessary or desirable, and the aforesaid obligation shall be binding on the assigns, executors, administrators and other legal representatives of the Receiving Party.

     E. For purposes of this Agreement: (i) "Confidential Material" shall mean any and all information furnished to the Consultant, whether before or after the date hereof, by the Corporation, any Affiliate, or any of their respective licensees, or any of their respective employees, directors, agents or representatives (each herein referred to as a "Disclosing Party"), or acquired, received, developed or learned by the Consultant in the course of his relations with any Disclosing Party or relating to the business and affairs of the Corporation or any Affiliate, or any licensee thereof, or to any product or process involved in the business of the

Corporation or any Affiliate, or the proprietary plans, policies, business or affairs of any Disclosing Party; provided, however, that the term "Confidential Material" shall not include information which:

          (x) becomes or has become generally available to the public other than as a result of a disclosure by the Consultant;

          (y) was available to the Consultant on a non-confidential basis prior to its disclosure to the Consultant by the Disclosing Party; or

          (z) becomes available to the Consultant on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not bound by a confidentiality agreement with the Disclosing Party;

(ii) "Affiliate" shall mean any person or entity directly or indirectly controlled by the Corporation; and (iii) "cause" shall mean the Consultant's neglect of duties, breach of his consulting or other relationship with the Corporation , conflict of interest, or refusal to follow directives of the Corporation, in each case (if such matter is susceptible of correction) if not corrected within ten days after written notice thereof by the Corporation to the Consultant (or if such correction may not reasonably be completed within such period, if diligent efforts to effectuate such correction shall not have been initiated within such period and continued through and completed within 30 days of such notice); or conviction of a crime.

     F. In view of the irreparable harm and damage which would be incurred by the Corporation or any Affiliate, or any other Disclosing Party, in the event of any violation by the Consultant of any of the provisions hereof, the Consultant hereby consents and agrees that, if he violates any such provisions, the Corporation or any Affiliate, or (with respect to such secrecy or non-use obligations) such other Disclosing Party, shall be entitled to an injunction or similar equitable relief to be issued by any court of competent jurisdiction restraining the undersigned from committing or continuing any such violation.

                                   SECTION V

     The Consultant hereby represents, warrants and covenants that:

     A. He is duly authorized to execute and deliver this Agreement and to perform his covenants and agreements hereunder. When executed and delivered by him, this Agreement shall constitute his valid and legally binding agreement enforceable against him in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

     B. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any law, rule, regulation, writ, judgment, injunction, decree, determination, award, or order of any court or governmental agency or instrumentality, domestic or foreign, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination or for the creation of any mortgage, deed of trust, pledge, lien security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which he is a party or by which he or any of his assets or properties is bound.

                                   SECTION VI

     A. All notices, requests, instructions or documents hereunder shall be in writing and delivered personally or sent by registered or express mail, postage prepaid, as follows:

                          (i)  if to the Consultant:

                               -------------------------------------------------

                               -------------------------------------------------

                               -------------------------------------------------

                               with a copy to:

                               Thomas Litz, Esq.
                               Thompson & Mitchell
                               One Mercantile Center
                               St. Louis, Missouri 63101

                         (ii)  to the Corporation:

                               1770 Kirby Parkway
                               Suite 300
                               Memphis, Tennessee 38138

                               with a copy to:

                               Howard Kailes, Esq.
                               Krugman, Chapman & Grimshaw
                               Park 80 West -- Plaza Two
                               Saddle Brook, New Jersey 07663

or to such other address as either party may designate by written notice to the other party. If delivered personally, the date on which such notice, request, instruction or document is delivered shall be the date on which such delivery is made, and if delivered by mail, the date on which deposited in the mail. Each notice, request, instruction or document shall bear the date on which it is delivered.

     B. This Agreement is personal as to the Consultant and shall not be assignable by the Consultant. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and legal representatives and (with respect to any secrecy or non-use obligations) any other Disclosing Party.

     C. This Agreement constitutes the complete understanding between the parties hereto with respect to the transactions contemplated herein, no statement, representation, warranty or covenant has been made by either party hereto except as expressly set forth herein and therein, and no modification hereof shall be effective unless in writing and signed by a party against which it is sought to be enforced.

     D. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee applicable in the case of agreements made and to be performed entirely within such State.

     E. It is the intention of the Consultant and the Corporation that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought, but that the unenforceability of any provisions of this Agreement shall not render unenforceable, or impair, the remainder of this Agreement. Accordingly, if any provision hereof is determined to be invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision and to alter the remainder of this Agreement in order to render it valid and enforceable.

     F. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                            INSITUFORM TECHNOLOGIES, INC.

                            By
                               -----------------------------------------------

                            CONSULTANT:

                            --------------------------------------------------
                            Jerome Kalishman

                                                                         ANNEX B

MERRILL LYNCH                                      Investment Banking Group

                                                   World Financial Center
                                                   North Tower
                                                   New York, New York 10281-1330
                                                   212 449 1000

                                                              September 15, 1995

Board of Directors
Insituform Technologies, Inc.
1770 Kirby Parkway -- Suite 300
Memphis, Tennessee 38138
Gentlemen:

     Insituform Technologies, Inc. (the "Company"), ITI Acquisition Corp., a wholly-owned subsidiary of the Company (the "ITI Sub"), and Insituform Mid-America, Inc. (the "Subject Company") have entered into an Agreement and Plan of Merger dated as of May 23, 1995 (the "Agreement") pursuant to which the Subject Company will be merged with ITI Sub in a transaction (the "Merger") in which each share of the Subject Company's class A common stock, par value $0.01 per share (the "Shares"), will be converted into the right to receive 1.15 shares of the class A common stock of the Company, par value $0.01 per share (the "Company Shares") subsequent to the conversion into Shares of all of the outstanding shares of the Subject Company's class B common stock, par value $0.01 per share. The Merger is subject, among other things, to approval by the shareholders of the Company.

     You have asked us whether, in our opinion, the proposed consideration to be paid by the Company pursuant to the Merger is fair to the Company from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Subject Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended September 30, 1994 and the Subject Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending December 31, 1994, March 31, 1995 and June 30, 1995;

          (2) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994, and the Company's Form 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995 and June 30, 1995;

          (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Subject Company and the Company, furnished to us by the Subject Company and the Company, respectively.

          (4) Conducted discussions with members of senior management of the Subject Company and the Company concerning their respective businesses and prospects;

          (5) Reviewed certain information furnished to us by the Company and conducted discussions with members of senior management of the Subject Company and the Company concerning potential synergies to be realized as a result of the Merger;

          (6) Reviewed the historical market prices and trading activity for the Shares and the Company Shares;

          (7) Considered the pro forma effect of the merger on the Company's capitalization ratios and earnings, cash flow and book value per share;

          (8) Reviewed the Agreement; and

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Subject Company and the Company, and we have not independently verified such information or undertaken an independent appraisal or evaluation of the assets or liabilities of the Subject Company or the Company. With respect to the financial forecasts and estimates of operating efficiencies and potential synergies expected to result from the Merger furnished by the Subject Company and the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Subject Company's or the Company's management as to the expected future financial performance of the Subject Company or the Company, as the case may be.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be paid by the Company pursuant to the Merger is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                            SMITH INCORPORATED

                                          By s/ M.S. Koenche
                                          --------------------------------------
                                             Managing Director
                                            Investment Banking Group

                                                                         ANNEX C

                    SCHRODER WERTHEIM & CO. INCORPORATED

                               September 15, 1995

The Board of Directors
Insituform Mid-America, Inc.
17988 Edison Avenue
Chesterfield, MO 63005-3700

Members of the Board:

We understand that, pursuant to the terms and conditions set forth in the Agreement and Plan of Merger, dated as of May 23, 1995, among Insituform Technologies, Inc. ("ITT"), ITI Acquisition Corp. and Insituform Mid-America, Inc. ("IMA" or the "Company") (the "Merger Agreement"), IMA is contemplating a merger with ITI (the "Transaction"). Upon consummation of the Transaction, IMA will become a wholly-owned subsidiary of ITI.

The terms of the Merger Agreement provide, among other things, that IMA's Class A and Class B Common Stockholders (collectively "IMA's Common Stockholders") would receive 1.15 shares of ITI Common Stock (the "Exchange Ratio") for each of the 8,330,303 and 2,472,985 currently outstanding shares of IMA Class A and Class B Common Stock, respectively.

You have requested that Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") render an opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratio to be received by IMA's Common Stockholders. It is understood that (i) the Opinion shall be used by the Company solely in connection with its consideration of the Transaction and (ii) the Company will not furnish the Opinion or any other material prepared by Schroder Wertheim (including this letter) to any other person or persons or use or refer to the Opinion or this letter for any other purposes without Schroder Wertheim's prior written approval; provided, however, that the Company may publish the Opinion in its entirety in any proxy statement or similar documents distributed to its stockholders in connection with the Transaction.

Schroder Wertheim, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Schroder Wertheim acted as financial advisor to IMA regarding the Company's negotiations with ITI.

In connection with the Opinion set forth herein, we have, among other things:

(i) reviewed the Agreement and Plan of Merger among ITI, ITI Acquisition Corp. and IMA dated as of May 23, 1995;

(ii) reviewed the audited financial statements of the following entities: (a) IMA for fiscal years ended September 30, 1990 through 1994, and (b) ITI for fiscal years ended December 31, 1990 through 1994;

(iii) reviewed the Form 10-Q for IMA for the three month period ended December 31, 1994 and 1993, the Form 10-Q for IMA for the three month period ended March 31, 1995 and 1994 and the Form 10-Q for IMA for the three month period ended June 30, 1995 and 1994;

(iv) reviewed the Form 10-Q for ITI for the three month period ended March 31, 1995 and 1994 and the Form 10-Q for ITI for the three month period ended June 30, 1995 and 1994;

(v) reviewed the Form 8-K for IMA and ITI for the period January 1, 1994 to September 6, 1995;

(vi) reviewed and discussed, with the management of IMA, certain financial information prepared by management, including the historical results for fiscal years 1990 through 1994, the results for the nine months ended June 30, 1995, IMA's projections for 1995 to 1999 and the current financial condition, earnings, assets and business prospects of IMA;

(vii) reviewed and discussed, with the management of ITI, certain financial information prepared by management, including the historical results for fiscal years 1990 through 1994, the results for the six months ended June 30, 1995, ITI's projections for 1995 to 1999 and the current financial condition, earnings, assets and business prospects of ITI;

(viii) performed a relative contribution analysis;

(ix) performed various valuation analyses, as deemed appropriate, of IMA using generally accepted analytical methodologies, including: (i) the application of the public trading multiples of comparable companies to the financial results of IMA, (ii) the application of the multiples reflected in recent mergers and acquisitions for comparable businesses to the financial results of IMA and (iii) a discounted cash flow analysis of IMA's financial forecasts;

(x)    reviewed IMA's and ITI's stock price performance and trading volume;

(xi)   reviewed research reports and news articles concerning IMA and ITI; and

(xii) performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

In rendering the Opinion, we have relied upon the accuracy and completeness of all information supplied or otherwise made available to us by IMA or ITI or obtained by us from other sources, and we have not assumed any responsibility for independently verifying such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of IMA or ITI, or been furnished with any such appraisals. With respect to financial forecasts for IMA and ITI, we have been advised by both IMA and ITI, respectively, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and judgment as to the expected future financial performance of each company.

Our opinion, as set forth herein, relates to the relative values of IMA and ITI. We are not expressing any opinion as to what the value of the ITI common stock actually will be when issued to IMA stockholders pursuant to the Transaction or the price at which ITI common stock will trade or otherwise be transferable subsequent to the Transaction.

The Opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion.

Our opinion is directed to the Board of Directors of IMA and does not constitute a recommendation to any IMA Common Stockholder as to how such stockholder should vote regarding the Transaction. The Opinion relates solely to the question of the fairness, from a financial point of view, to IMA's Common Stockholders of the Exchange Ratio. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, including, without limitation, any effects resulting from any pending or threatened environmental regulatory action and/or litigation affecting ITI.

Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to IMA's Common Stockholders.

                                          Very truly yours,

                                          SCHRODER WERTHEIM & CO. INCORPORATED

                                          By:  s/ Theodore I. Cook
                                            ------------------------------------

                                                                         ANNEX D

                              AMENDED AND RESTATED
                                 ARTICLE FOURTH
                                 OF ITI CHARTER

     "FOURTH: The corporation shall be authorized to issue forty-two million (42,000,000) shares, consisting of forty million (40,000,000) Class A Common shares, par value one cent ($0.01) per share; and two million (2,000,000) Preferred shares, par value ten cents ($0.10) per share ("Preferred Stock").

     The shares of Preferred Stock shall be issued in one or more series designated by the Board of Directors without further shareholder action and shall bear such terms and designation as the Board of Directors may fix, including dividend rates, redemption rights, conversion rights, liquidation preferences, voting rights (provided that the Board of Directors may designate that the holders of one or more series of Preferred Stock shall be entitled as a series to elect one director and the Board of Directors may at its discretion grant the holders of one or more series of the corporation's shares of Preferred Stock the right to elect additional directors in the event that dividends on such series shall be in arrears) and such other terms as the Board of Directors shall determine. Any shares of Preferred Stock reacquired by the corporation may be reissued without further shareholder approval."

                                                                         ANNEX E

                              AMENDED AND RESTATED
                                 ARTICLE SIXTH
                                 OF ITI CHARTER

     "SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and shareholders:

          (1) The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the by-laws; provided, however, that the number of directors of the corporation shall not be less than six (6) nor shall the number of directors of the corporation exceed fifteen (15). Election of directors need not be by ballot unless the by-laws so provide.

          (2) Effective as of the Effective Date (as such term is defined in that certain Agreement, dated July 3, 1992, among the corporation, INA Acquisition Corp. and Insituform Group Limited), as it may be amended from time to time (the "Acquisition Agreement"), the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible. Members of all three classes will be appointed on the Effective Date by the Board of Directors in accordance with the terms of the Acquisition Agreement. The initial term of office of directors of Class I shall expire at the annual meeting of shareholders in 1993; that of Class II shall expire at the annual meeting of shareholders in 1994; and that of Class III shall expire at the annual meeting of shareholders in 1995. At each succeeding annual meeting of shareholders beginning in 1993, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Additional directorships resulting form an increase in number of directors shall be appointed among the classes as equally as possible. Vacancies, created from an increase in the size of the Board of Directors, shall be filled by the affirmative vote of a majority of the Board of Directors then in office, or such greater affirmative vote of directors as may be specified from time to time in the By-laws of the corporation, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, which appointments shall be made in accordance with Section 7.3 of the Agreement and Plan of Merger dated as of May 23, 1995 among the corporation, ITI Acquisition Corp. and Insituform Mid-America, Inc. Any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

          Notwithstanding any provision of this Article SIXTH, whenever the holders of any one or more series of Preferred Stock issued by the corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders or any class or series, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article FOURTH hereof applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article SIXTH unless expressly provided by such terms.

          (3) The Board of Directors shall have power without the assent or vote of the shareholders:

             (a) to make, alter, amend, change, add to or repeal the by-laws of the corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

             (b) to determine from time to time whether, and to what extent, and at what times and places, and under what conditions the accounts and books of the corporation (other than the stock ledger) or any of them, shall be open to the inspection of the shareholders.

          (4) The directors at their discretion may submit any contract or act for approval or ratification at any annual meeting of shareholders or at any meeting of the shareholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of shareholders be there represented in person or by proxy) shall be as valid and as binding upon the corporation and upon all the shareholders as though it had been approved or ratified by every shareholder of the corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interest, or for any other reason.

          (5) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any by-laws from time to time made by the shareholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made."

                         INSITUFORM TECHNOLOGIES, INC.
                              CLASS A COMMON STOCK
P     The undersigned hereby (1) acknowledges receipt of the notice of the
    Annual Meeting of Stockholders of Insituform Technologies, Inc. (the "Company") to be held at The Hilton-Memphis East, 5069 Sanderlin Avenue,
R Memphis, Tennessee on Thursday, October 12, 1995 at 10:00 A.M., local time, and the Joint Proxy Statement/Prospectus in connection therewith and
    (2) appoints James D. Krugman, William Gorham and Jean-Paul Richard and
O each of them his proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote and act with respect to all of the shares of Class A Common Stock, $.01 par value, of the Company
X standing in the name of the undersigned or with respect to which the undersigned is entitled to vote and act, at the meeting and at any adjournment thereof, and the undersigned directs that this proxy be voted
Y   as follows:

    (a) Proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") among the Company, ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("ITI Sub"), and Insituform Mid-America, Inc., a Delaware corporation ("IMA"), and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of the Company, and the consummation of the transactions contemplated by the Merger Agreement, including the conversion of each share of Class A Common Stock, $.01 par value, of IMA into the right to receive 1.15 shares of Common Stock, $.01 par value, of the Company subsequent to conversion into IMA Class A Common Stock, in accordance with its terms, of all outstanding shares of Class B Common Stock, $.01 par value, of IMA.

        / / FOR               / / AGAINST              / / ABSTAIN

    (b) Proposal to approve an amendment of the Certificate of Incorporation of the Company, effective contemporaneously with the consummation of the Merger, to increase the number of authorized shares of Common Stock of the Company from 25,000,000 shares to 40,000,000 shares.

        / / FOR               / / AGAINST              / / ABSTAIN

    (c) Proposal to approve an amendment of the Certificate of Incorporation of the Company, effective contemporaneously with the consummation of the Merger, to provide for the filling of vacancies on the Company's Board of Directors as contemplated by Section 7.3 of the Merger Agreement.

        / / FOR               / / AGAINST              / / ABSTAIN

    (d) Election of Class III Directors:

/ / FOR all Class III nominees listed below      / / WITHHOLD AUTHORITY to vote for
    (except as marked to the contrary below).        all nominees listed below.


      BRIAN CHANDLER, JAMES D. KRUGMAN, JEAN-PAUL RICHARD AND RUSSELL B. WIGHT,
                                          JR.

      (INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE AS
         A CLASS III DIRECTOR, WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED
                                        BELOW.)

    ----------------------------------------------------------------------------

    (e) Proposal to authorize the Board of Directors of the Company to adjourn the Annual Meeting of Stockholders to permit the further solicitation of proxies, if necessary.

        / / FOR               / / AGAINST              / / ABSTAIN

                    (Continued and to be signed on reverse side)

                          (Continued from other side)

    (f) In the discretion of the proxies on any other matter that may properly come before the meeting or any adjournment thereof.

    THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE MATTERS SPECIFICALLY REFERRED TO ON THE REVERSE SIDE.

    If more than one of the proxies named above shall be present in person or by substitute at the meeting or any adjournment thereof, all of the proxies so present and voting, either in person or by substitute, shall exercise all of the proxies hereby given.

    The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that the proxies so present and voting, their substitutes or any of them, may lawfully do by virtue hereof.

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

                                                Dated:
                                                --------------------------------

                                                --------------------------------

                                                Please date this proxy and sign
                                                your name EXACTLY as it appears
                                                herein. Where there is more than
                                                one owner, each should sign.
                                                When signing as an attorney,
                                                administrator, executor,
                                                guardian or trustee, please add
                                                your title as such. If executed
                                                by a corporation, the proxy
                                                should be signed by a duly
                                                authorized officer.

                                                    NO POSTAGE IS REQUIRED.

                          INSITUFORM MID-AMERICA, INC.

                              CLASS A COMMON STOCK
P        The undersigned hereby (1) acknowledges receipt of the notice of the
     Special Meeting of Stockholders of Insituform Mid-America, Inc. (the "Company") to be held at the Sheraton West Port Plaza Hotel, 900 West Port
R Plaza, St. Louis, Missouri on Thursday, October 12, 1995 at 10:00 A.M., local time, and the Joint Proxy Statement/Prospectus in connection therewith and (2) appoints Jerome Kalishman, Robert W. Affholder and Joseph
O F. Olson and each of them his proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote and act with respect to all of the shares of Class A Common Stock, $.01 par value, of
X the Company standing in the name of the undersigned or with respect to which the undersigned is entitled to vote and act, at the meeting and at any adjournment thereof, and the undersigned directs that this proxy be
Y    voted as follows:

     (a) Proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") among the Company, Insituform Technologies, Inc., a Delaware company ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into the Company of ITI Sub, as a result of which the Company would become a wholly-owned subsidiary of ITI, and the consummation of the transactions contemplated by the Merger Agreement, including the conversion of each share of Class A Common Stock, $.01 par value, of the Company into the right to receive
         1.15 shares of Common Stock, $.01 par value, of ITI subsequent to conversion into Class A Common Stock of the Company, in accordance with its terms, of all outstanding shares of Class B Common Stock, $.01 par value, of the Company.

         / /  FOR             / /  AGAINST             / /  ABSTAIN

     (b) Proposal to authorize the Board of Directors of the Company to adjourn the Special Meeting of Stockholders to permit the further solicitation of proxies, if necessary.

          / /  FOR             / /  AGAINST             / /  ABSTAIN

     ---------------------------------------------------------------------------


     (c) In the discretion of the proxies on any other matter that may properly come before the meeting or any adjournment thereof.

                    (Continued and to be signed on reverse side)

                          (Continued from other side)

    THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE MATTERS SPECIFICALLY REFERRED TO ON THE REVERSE SIDE.

    If more than one of the proxies named above shall be present in person or by substitute at the meeting or any adjournment thereof, all of the proxies so present and voting, either in person or by substitute, shall exercise all of the proxies hereby given.

    The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that the proxies so present and voting, their substitutes or any of them, may lawfully do by virtue hereof.

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

                                                Dated:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                                Please date this proxy and sign
                                                your name EXACTLY as it appears
                                                herein. Where there is more than
                                                one owner, each should sign.
                                                When signing as an attorney,
                                                administrator, executor,
                                                guardian or trustee, please add
                                                your title as such. If executed
                                                by a corporation, the proxy
                                                should be signed by a duly
                                                authorized officer.

                                                    NO POSTAGE IS REQUIRED.

                          INSITUFORM MID-AMERICA, INC.

                              CLASS B COMMON STOCK
P        The undersigned hereby (1) acknowledges receipt of the notice of the
     Special Meeting of Stockholders of Insituform Mid-America, Inc. (the "Company") to be held at the Sheraton West Port Plaza Hotel, 900 West Port
R Plaza, St. Louis, Missouri on Thursday, October 12, 1995 at 10:00 A.M., local time, and the Joint Proxy Statement/Prospectus in connection therewith and (2) appoints Jerome Kalishman, Robert W. Affholder and
O Joseph F. Olson and each of them his proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote and act with respect to all of the shares of Class B Common Stock,
X $.01 par value, of the Company standing in the name of the undersigned or with respect to which the undersigned is entitled to vote and act, at the meeting and at any adjournment thereof, and the undersigned directs that
Y    this proxy be voted as follows:

     (a) Proposal to approve an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") among the Company, Insituform Technologies, Inc., a Delaware company ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), and the transactions contemplated thereby, providing for, among other things, the merger (the "Merger") into the Company of ITI Sub, as a result of which the Company would become a wholly-owned subsidiary of ITI, and the consummation of the transactions contemplated by the Merger Agreement, including the conversion of each share of Class B Common Stock, $.01 par value, of the Company into the right to receive
         1.15 shares of Common Stock, $.01 par value, of ITI subsequent to conversion into Class B Common Stock of the Company, in accordance with its terms, of all outstanding shares of Class B Common Stock, $.01 par value, of the Company.

         / /  FOR             / /  AGAINST             / /  ABSTAIN


     (b) Proposal to authorize the Board of Directors of the Company to adjourn the Special Meeting of Stockholders to permit the further solicitation of proxies, if necessary.

          / /  FOR             / /  AGAINST             / /  ABSTAIN

     ---------------------------------------------------------------------------


     (c) In the discretion of the proxies on any other matter that may properly come before the meeting or any adjournment thereof.

                    (Continued and to be signed on reverse side)

                          (Continued from other side)

    THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE MATTERS SPECIFICALLY REFERRED TO ON THE REVERSE SIDE.

    If more than one of the proxies named above shall be present in person or by substitute at the meeting or any adjournment thereof, all of the proxies so present and voting, either in person or by substitute, shall exercise all of the proxies hereby given.

    The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that the proxies so present and voting, their substitutes or any of them, may lawfully do by virtue hereof.

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

                                                Dated:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                                Please date this proxy and sign
                                                your name EXACTLY as it appears
                                                herein. Where there is more than
                                                one owner, each should sign.
                                                When signing as an attorney,
                                                administrator, executor,
                                                guardian or trustee, please add
                                                your title as such. If executed
                                                by a corporation, the proxy
                                                should be signed by a duly
                                                authorized officer.

                                                    NO POSTAGE IS REQUIRED.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the provisions of Paragraph Seventh of the Certificate of Incorporation of ITI and Section 145 of the Delaware Law, ITI is required to indemnify a director or officer of ITI for expenses arising out of legal proceedings in which the director of officer became involved by reason of his position as a director or officer of ITI, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ITI and, with respect to any criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. In a proceeding to procure a judgment in ITI's favor, a director or officer may be indemnified for expenses incurred by him in connection with the defense or settlement of the suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ITI, except that no indemnification shall be permitted without a court order in respect of any claim, issue, or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to ITI. Indemnification of a director or officer as provided above, unless court-ordered, shall be made by ITI only upon a determination that indemnification is proper in a specific case because the conduct of such director or officer meets the standards set forth above. Such determination shall be made (i) by a vote of the majority of a quorum consisting of directors who were not parties to the proceeding involved, (ii) by independent legal counsel in a written opinion or (iii) by the stockholders of ITI.

     Under agreements between ITI and each of the members of its Board of Directors, the foregoing indemnification provisions are supplemented as follows with respect to such persons: (i) indemnification is permitted in the event the director is wholly or partly successful; (ii) prompt payment of litigation expenses is provided in advance of indemnification, subject to repayment if it is subsequently determined that the director was not entitled to indemnification for the expenses in question; (iii) prompt indemnification is provided unless a determination is made that the director has not met the applicable statutory standard; (iv) in the event of a change in control of ITI, a determination that indemnification is proper may be made solely by independent legal counsel, in which case the indemnitee will be presumed entitled to indemnification until such presumption is overcome by ITI; and (v) the director is permitted to petition a court or seek an award in arbitration with respect to his entitlement to indemnification or advancement of expenses.

     Those members of the Board of Directors of ITI (the "Prior IGL Directors") who previously were directors of IGL are entitled to the benefits of the agreement dated July 3, 1992, as amended September 1, 1992 (the "IGL Acquisition Agreement"), among ITI, INA Acquisition Corp. ("INA Sub") and IGL, pursuant to which INA Sub will (i) honor and assume all obligations of IGL pursuant to IGL's Articles of Association and Memorandum of Association as in effect on July 3, 1992 which provide for indemnification of directors of IGL with respect to events occurring prior to the effective date (the "Effective Date") of the acquisition of IGL by ITI, and (ii) use its best efforts to maintain liability insurance covering such persons with respect to acts or failures prior to the Effective Date, comparable in scope and amount to the liability insurance maintained in effect by IGL on July 3, 1992; provided, however, that if the cost of such insurance exceeds $105,000 per year, INA Sub shall only be required to purchase the maximum amount of such insurance available for $105,000 per year. ITI has also agreed to indemnify the Prior IGL Directors in connection with certain actions taken as directors of IGL with respect to the liquidation of IGL contemplated by the IGL Acquisition Agreement.

     In June 1988, the stockholders of ITI approved an amendment to its certificate of incorporation to add a provision which eliminates the personal liability of a director of ITI to ITI or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware Law, or obtained an improper personal benefit; or except for acts or omissions occurring prior to June 17, 1988.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The Exhibits required to be filed as part of this Registration Statement are listed in the attached Index to Exhibits.

     (b) Financial Statement Schedules.

     No Financial Statement Schedules are filed as part of this Registration Statement because they are not required or are not applicable or the required information is contained in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes, except as otherwise specifically provided in the rules of the Securities and Exchange Commission promulgated under the Securities Act of 1933:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) (1) The undersigned Registrant hereby undertakes as follows: that prior to ay public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment becomes effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any Action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby agrees to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                               POWER OF ATTORNEY

     THE REGISTRANT AND EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS JAMES D. KRUGMAN, JEAN-PAUL RICHARD AND WILLIAM A. MARTIN AS ATTORNEYS-IN-FACT WITH FULL POWER OF SUBSTITUTION, SEVERALLY, TO EXECUTE IN THEIR RESPECTIVE NAMES AND ON BEHALF OF THE REGISTRANT AND EACH SUCH PERSON, INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, ONE OR MORE AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THE REGISTRATION STATEMENT AS THE ATTORNEY-IN-FACT ACTING IN THE PREMISES DEEMS APPROPRIATE AND TO FILE ANY SUCH AMENDMENT TO THE REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION.

                            ------------------------

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MEMPHIS, STATE OF TENNESSEE, ON THE 15TH DAY OF SEPTEMBER, 1995.

                                          INSITUFORM TECHNOLOGIES, INC.

                                          By /s/      JEAN-PAUL RICHARD
                                                      JEAN-PAUL RICHARD
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                            OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED:

                SIGNATURE                                TITLE                     DATE
------------------------------------------  ---------------------------------------------------
         /s/ JEAN-PAUL RICHARD              Principal Executive Officer      September 15, 1995
                                              and Director
------------------------------------------
            JEAN-PAUL RICHARD

         /s/WILLIAM A. MARTIN               Principal Financial and          September 15, 1995
                                              Accounting Officer
------------------------------------------
            WILLIAM A. MARTIN

         /s/ JAMES D. KRUGMAN               Director                         September 15, 1995
------------------------------------------
             JAMES D. KRUGMAN

         /s/PAUL A. BIDDELMAN               Director                         September 15, 1995
------------------------------------------
            PAUL A. BIDDELMAN

          /s/BRIAN CHANDLER                 Director                         September 15, 1995
------------------------------------------
              BRIAN CHANDLER

         /s/ DOUGLAS K. CHICK               Director                         September 15, 1995
------------------------------------------
             DOUGLAS K. CHICK

         /s/  WILLIAM GORHAM                Director                         September 15, 1995
------------------------------------------
              WILLIAM GORHAM

         /s/  STEVEN ROTH                   Director                         September 15, 1995
------------------------------------------
               STEVEN ROTH

           /s/SILAS SPENGLER                Director                         September 15, 1995
------------------------------------------
              SILAS SPENGLER

          /s/ SHELDON WEINIG                Director                         September 15, 1995
------------------------------------------
              SHELDON WEINIG

       /s/ RUSSELL B. WIGHT, JR.            Director                         September 15, 1995
------------------------------------------
          RUSSELL B. WIGHT, JR.

                               INDEX TO EXHIBITS*

 2.1  --  Agreement and Plan of Merger dated as of May 23, 1995 among ITI, ITI
          Acquisition Corp. and Insituform Mid-America, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus)
                              ------------------------
 3.1  --  Certificate of Incorporation of ITI, as amended
 3.2  --  By-laws of ITI, as amended (Incorporated by reference to Exhibit 3.2 to the
          Annual Report on Form 10-K for the fiscal year ended December 31, 1994)
                              ------------------------
 5.1  --  Opinion of Krugman, Chapnick & Grimshaw
 8.1  --  Opinion of Thompson & Mitchell
                              ------------------------
10.1  --  Agreement dated as of July 3, 1992, as amended as of September 1, 1992, among ITI, INA Acquisition Corp. and Insituform Group Limited (Incorporated
          by reference to Exhibit 2 to Registration Statement on Form S-4 No.
          33-53772)
10.2  --  Restated Merger Agreement and Plan of Reorganization dated as of November
          28, 1988 among ITI, NP Acquisition Corp. and NU-PIPE, Inc. (Incorporated by
          reference to Exhibit 2(a) to the Current Report on Form 8-K dated December
          15, 1988), together with Agreement dated as of October 21, 1994 among ITI,
          NuPipe, Inc., James D. Monaghan, Richard D. Beck and Campbell H. Steketee,
          Jr. (Incorporated by reference to Exhibit 2(o) to the Current Report on
          Form 8-K dated October 21, 1994)
10.3  --  Restated Agreement of Purchase and Sale dated as of November 23, 1991 between PLS Acquisition Corp. and Plastic Lining Systems, Inc.
          (Incorporated by reference to Exhibit 10.7 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1991), and Letter Amendment dated December 10, 1992, together with Amendment Agreement dated as of
          April 1, 1994, and Amendment Agreement dated as of January 1, 1995, between
          Pipe Rehab International, Inc. and Plastic Lining Systems, Inc.
          (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1994)
10.4  --  Share Purchase Agreement dated as of November 10, 1992 among ITI,
          Insituform Group Limited, IGL Canada Limited, Otto Babichuk, Gilbert
          Brulotte, Kenneth Foster and David Iwaskow (Incorporated by reference to
          Exhibit 5(a) to the Current Report on Form 8-K dated December 16, 1992)
10.5  --  Agreement of Purchase and Sale dated as of December 18, 1992 among ITI,
          Herbert T. Schneider, and H.T. Schneider, Inc. (Incorporated by reference to Exhibit 5(a) to the Current Report on Form 8-K dated December 31, 1992), together with Promissory Note dated December 31, 1992 executed by ITI to
          Herbert T. Schneider (Incorporated by reference to Exhibit 5(b) to the
          Current Report on Form 8-K dated December 31, 1992)
10.6  --  Acquisition Agreement dated as of May 7, 1993 among ITI, NII Acquisition
          Corp. and Naylor Industries, Inc. (Incorporated by reference to Exhibit
          2(a) to the Current Report on Form 8-K dated July 14, 1993)
10.7  --  Agreement dated October 31, 1992 between Naylor Industries, Inc. and Brand
          Precision Services, Inc. (Incorporated by reference to Exhibit 10(d) to the
          Quarterly Report on Form 10-Q dated June 30, 1993)

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786

                         INDEX TO EXHIBITS (CONTINUED)*

10.8  --  Agreement of Purchase and Sale dated as of July 26, 1993 among ITI,
          Insituform Midwest, Inc., Midwest Environment Services Corp. and the
          stockholders of Insituform Midwest, Inc. and Midwest Environment Services
          Corp. (Incorporated by reference to Exhibit 2(a) to the Current Report on
          Form 8-K dated July 26, 1993)
10.9  --  Agreement of Purchase and Sale dated as of October 21, 1994 among Gelco
          Services, Inc., Gelco NuPipe, Inc., GelTech Constructors, Inc., Gelco
          Corporation, Mar-Tech Insituform Ltd. and the stockholders thereof, ITI and
          GCO Acquisition Corp. (Incorporated by reference to Exhibit 2(a) to the
          Current Report on Form 8-K dated October 21, 1994), together with
          Guaranteed Secured Promissory Notes (Acquisition Notes), each dated October
          21, 1994, issued by GCO Acquisition Corp. to, respectively, James D.
          Monaghan and Richard D. Beck, as Trustee of The Richard D. Beck Revocable
          Trust (Incorporated by reference to Exhibits 2(b) and 2(c) to the Current
          Report on Form 8-K dated October 21, 1994), and Supplemental Agreement dated March 21, 1995 among ITI, GCO Acquisition Corp., James D. Monaghan,
          Richard D. Beck, as Trustee of The Richard D. Beck Revocable Trust, D.
          Robert Innis, J.R. Investments Co, and Pipe Recon Products Ltd., together with modified Guaranteed Secured Promissory Notes (Affiliate Notes), each dated as of October 21, 1994, issued by Gelco Services, Inc. to, respectively, James D. Monaghan, Richard D. Beck, as Trustee of The Richard
          D. Beck Revocable Trust, J.R. Investments Co., and Pipe Recon Products Ltd.
          (Incorporated by reference to Exhibit 10.11 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1994)
                              ------------------------
10.11 --  Partnership Agreement dated December 23, 1985 among Insituform East, Inc.,
          Insituform Southeast, Inc., and Insituform Mid-South Investments, Inc.
          (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1990), together with amendment dated March 12, 1990 (Incorporated by reference to Exhibit 10.24 to the
          Annual Report on Form 10-K for the fiscal year ended December 31, 1990) and amendment effective December 13, 1990 (Incorporated by reference to Exhibit
          10.25 to the Annual Report on Form 10-K for the fiscal year ended December
          31, 1990)
10.12 --  Heads of Agreement among Insituform (UK) Limited, as successor to
          Insituform Group Limited, Hans Brochier GmbH & Co. and Per Aarsleff A/S
          (Incorporated by reference to Exhibit 10.10 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1992)
                              ------------------------
10.13 --  Lease dated September 8, 1980 between ITI and Bico Partners (Incorporated by reference to Exhibit 11.2 of the Registration Statement on Form S-2 No.
          2-72323)
10.14 --  Lease dated April 27, 1990 between Allied Dunbar Assurance PLC and
          Insituform (UK) Limited (Incorporated by reference to Exhibit 10.19 to the
          Annual Report on Form 10-K for the fiscal year ended December 31, 1992)
10.15 --  Lease dated March 1, 1993 between ITI and Westin Management Company, as agent for Tennessee Forum, Inc. (Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31,
          1992)

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786

                         INDEX TO EXHIBITS (CONTINUED)*

                              ------------------------
10.16 --  Loan Agreement dated December 20, 1985, between ITI and The Industrial
          Development Board of the City of Memphis and County of Shelby, Tennessee
          (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1985), together with Promissory
          Note dated December 20, 1985 executed by the Company to the Industrial
          Development Board of the City of Memphis and County of Shelby, Tennessee
          (Incorporated by reference to Exhibit 10.8 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1987), Leasehold Deed of Trust dated December 20, 1985 between ITI and R. Gratten Brown, Jr. (Incorporated by reference to Exhibit 10.4.1 to the Annual Report on Form 10-K for the
          fiscal year dated December 31, 1985) and Security Agreement dated December
          20, 1985 between ITI and the Industrial Development Board of the City of
          Memphis and County of Shelby, Tennessee (Incorporated by reference to
          Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended
          December 31, 1987)
10.17 --  Mortgage Debenture dated December 22, 1987 executed by Insituform Permaline
          Limited to National Westminster Bank plc. (Incorporated by reference to
          Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December
          31, 1993)
10.18 --  Lease Agreement dated as of December 22, 1988 between ITI and Panola
          County, Mississippi (Incorporated by reference to Exhibit 10.42 to the
          Annual Report on Form 10-K for the fiscal year ended December 31, 1988), together with First Amendment to Lease Agreement dated as of September 1,
          1989 (Incorporated by reference to Exhibit 10.46 to the Annual Report on
          Form 10-K for the fiscal year ended December 31, 1989), Second Amendment to
          Lease Agreement dated as of January 1, 1992 (Incorporated by reference to
          Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended
          December 31, 1991), Third Amendment to Lease Agreement dated as of March 1,
          1993 (Incorporated by reference to Exhibit 10.30 to the Annual Report on
          Form 10-K for the fiscal year ended December 31, 1992), and Fourth
          Amendment to Lease Agreement dated as of January 1, 1994 between ITI and
          Panola County, Mississippi (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1994)
10.19 --  Guaranty Agreement dated as of December 22, 1988 between ITI and Third
          National Bank in Nashville (Incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K for the fiscal year ended December 31,
          1988), together with First Amendment to Guaranty Agreement dated as of
          January 1, 1994 between ITI and Third National Bank in Nashville
          (Incorporated by reference to Exhibit 10.21 to the Annual Report on Form
          10-K for the year ended December 31, 1993)
10.20 --  Indenture of the Trust dated as of December 22, 1988 between Third National
          Bank in Nashville and Panola County, Mississippi (Incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1988), together with First Supplemental Trust Indenture dated as of September 1, 1989 (Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for fiscal year ended December 31, 1989),
          Second Supplemental Trust Indenture dated as of January 1, 1992

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786

                         INDEX TO EXHIBITS (CONTINUED)*

          (Incorporated by reference to Exhibit 10.22 to the Annual Report on Form
          10-K for the fiscal year ended December 31, 1991), Third Supplemental Trust
          Indenture dated as of March 1, 1993 (Incorporated by reference to Exhibit
          10.36 to the Annual Report on Form 10-K for the fiscal year ended December
          31, 1992), and Fourth Supplemental Trust Indenture dated as of January 1,
          1994 between Third National Bank in Nashville and Panola County,
          Mississippi (Incorporated by reference to Exhibit 10.23 to the Annual
          Report on Form 10-K for the year ended December 31, 1993)
10.21 --  Loan Agreement dated December 29, 1989 among IGL Canada Limited, Province of Alberta Treasury Branches and Neptune Coring Limited (Incorporated by
          reference to Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1992), together with Continuing Demand Debenture
          Fixed and Floating Charge dated December 29, 1989 executed by IGL Canada
          Limited to Province of Alberta Treasury Branches, and Supplemental
          Debenture dated December 16, 1991 (Incorporated by reference to Exhibit
          10.38 to the Annual Report on Form 10-K for the fiscal year ended December
          31, 1992)
10.22 --  Amended and Restated Loan Agreement dated June 7, 1995 between ITI and
          Third National Bank in Nashville (Incorporated by reference to Exhibit 5(a)
          to the Current Report on Form 8-K dated June 7, 1995), together with
          Consolidated, Amended and Restated Promissory Note dated June 7, 1995 executed by ITI to Third National Bank in Nashville (Incorporated by
          reference to Exhibit 5(a) to the Current Report on
          Form 8-K dated June 7, 1995)
10.23 --  Purchase Agreement dated as of July 26, 1993 between ITI and Hanseatic
          Corporation (Incorporated by reference to Exhibit 2(j) to the Current
          Report on Form 8-K dated July 26, 1993), together with 8.5% Senior
          Subordinated Note dated July 26, 1993 executed by ITI to Deltec Asset
          Management Corporation, as custodian for Hanseatic Corporation
          (Incorporated by reference to Exhibit 2(k) to the Current Report on Form
          8-K dated July 26, 1993), Warrant Certificate dated July 26, 1993 executed by ITI to Deltec Asset Management Corporation, as custodian for Hanseatic
          Corporation (Incorporated by reference to Exhibit 2(l) to the Current
          Report on Form 8-K dated July 26, 1993) and Registration Rights Agreement dated July 26, 1993 between ITI and Hanseatic Corporation (Incorporated by reference to Exhibit 2(n) to the Current Report on Form 8-K dated July 26,
          1993)
10.24 --  Memorandum of Understanding with respect to Neil Weinberg, on behalf of himself and all others similarly situated, Plaintiffs, v. Insituform
          Technologies, Inc., et al., Defendants (Incorporated by reference to
          Exhibit 5(b) to the Current Report on Form 8-K dated May 23, 1995)
                           ------------------------------
10.25 --  Termination Agreement dated October 15, 1993 between ITI and William C.
          Willis, Jr. (Incorporated by reference to Exhibit 10.29 to the Annual
          Report on Form 10-K for the year ended December 31, 1993)

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786

                         INDEX TO EXHIBITS (CONTINUED)*

10.26 --  Stock Pledge Agreement dated July 3, 1992 among ITI, Ringwood Limited,
          Brian Chandler and Douglas K. Chick (Incorporated by reference to Exhibit
          5(i) to the Current Report on Form 8-K dated July 3, 1992), and Letter
          Agreement dated July 3, 1992, among ITI, Parkwood Limited, as Trustee of the Anthony Basmadjian "P" Settlement, Ringwood Limited, Brian Chandler and
          Douglas K. Chick (Incorporated by reference to Exhibit 5(iii) to the
          Current Report on Form 8-K dated July 3, 1992), as amended by Letter
          Agreement dated as of August 6, 1992 (Incorporated by reference to Exhibit
          5(b) to the Quarterly Report on Form 10-Q for the period ended June 30,
          1992) and Agreement dated as of May 21, 1995 among Ringwood Limited, Brian
          Chandler, Douglas K. Chick and Insituform Technologies, Inc., together with
          Substitute Secured, Non-Recourse Promissory Note dated as of July 3, 1992 executed by Ringwood Limited to Insituform Technologies, Inc. (Incorporated
          by reference to Exhibit 5(c) to the Current Report on Form 8-K dated May
          23, 1995)
10.27 --  Employment Agreement dated as of July 3, 1992, between ITI and James D.
          Krugman (Incorporated by reference to Exhibit 10.53 of Registration
          Statement on Form S-4 No. 33-53772)
10.28 --  Registration Rights Agreement dated as of October 19, 1992 among ITI,
          Interstate Properties, and the Ringwood Group consisting of Parkwood
          Limited, as trustee of the Anthony Basmadjian "P" Settlement, Barford, as
          trustee of the Anthony Basmadjian Settlement, Ringwood Limited, Brian
          Chandler and Douglas K. Chick. (Incorporated by
          reference to Exhibit 10.54 to the Registration Statement on Form S-4
          No. 33-53772)
10.29 --  Registration Rights Agreement dated as of September 1, 1995 among ITI,
          Robert W. Affholder and Xanadu Investments, L.P.
10.30 --  Letter Agreement dated July 31, 1993 between ITI and R. William Pittman
          (Incorporated by reference to Exhibit 10.34 to the Annual Report on Form
          10-K for the year ended December 31, 1993)
10.31 --  Letter Agreement dated September 27, 1993 between ITI and Jean-Paul Richard
          (Incorporated by reference to Exhibit 10.35 to the Annual Report on Form
          10-K for the year ended December 31, 1993)
10.32 --  Letter Agreement dated October 29, 1993 between ITI and Anthony W. Hooper
          (Incorporated by reference to Exhibit 10.36 to the Annual Report on Form
          10-K for the year ended December 31, 1993)
10.33 --  1983 Stock Option Plan of ITI (Incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K for the fiscal year ended December 31,
          1991)
10.34 --  1992 Employee Stock Option Plan of ITI (Incorporated by reference to
          Exhibit 10(a) to Quarterly Report on Form 10-Q for the quarter ended June
          30, 1994)
10.35 --  1992 Director Stock Option Plan of ITI (Incorporated by reference to
          Exhibit 10.57 to Registration Statement on Form S-4 No. 33-53772)
10.36 --  INA Acquisition Corp. Stock Option Plan (Incorporated by reference to
          Exhibit 10.58 to Registration Statement on Form S-4 No. 33-53772)
10.37 --  Form of Directors' Indemnification Agreement (Incorporated by reference to
          Exhibit 10.47
          to the Annual Report on Form 10-K for the fiscal year ended December 31, 1988)
                           ------------------------------

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786

                         INDEX TO EXHIBITS (CONTINUED)*

11    --  Computation of Earnings Per Common Share and Common Equivalent Share
          (Incorporated by reference to Exhibit 11 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1994)
21    --  Subsidiaries of ITI
23.1  --  Consent of BDO Seidman, LLP
23.2  --  Consent of KPMG Peat Marwick LLP
23.3  --  Consent of Deloitte & Touche LLP
23.4  --  Consent of Aldrich Kilbride & Tatone
23.5  --  Consent of Krugman, Chapnick & Grimshaw (contained in Exhibit 5.1)
23.6  --  Consent of Thompson & Mitchell (contained in Exhibit 8.1).
23.7  --  Consent of Merrill, Lynch, Pierce, Fenner & Smith Incorporated
23.8  --  Consent of Schroder Wertheim & Co. Incorporated.
24    --  Powers of Attorney (contained on page II-4).
99    --  Consents of Persons Named as Prospective Directors

---------------
* ITI's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786